As filed with the Securities and Exchange Commission on March 1, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

One Madison Corporation

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3 East 28th Street, 8th Floor, New York, NY 10016

(212) 763-0930

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David Murgio

Secretary

One Madison Corporation

3 East 28th Street, 8th Floor, New York, NY 10016

(212) 763-0930

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

with a copy to

John B. Meade

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the business combination described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price		Amount Of Registration Fee
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one Warrant(2)	8,425,565	$10.51	(3)	$88,552,688.15	(3)	$10,732.59
Class A common stock(4)(5)	8,425,565	—		—		—	(6)
Warrants(7)	4,212,783	—		—		—	(6)
Class A common stock(5)(8)	32,824,435	$10.16	(9)	$333,496,259.60	(9)	$40,419.75
Warrants(10)	10,787,218	$0.93	(11)	$10,032,112.74	(11)	$1,215.89
Class B common stock(12)	11,250,000	—		—		—	(6)
Class C common stock(13)	11,250,000	—		—		—	(6)
Total				$432,081,060.49		$52,368.22

(1)	One Madison Corporation, a Cayman Islands exempted company (“One Madison”), intends to effect a deregistration under the Cayman Islands Companies Law (2018 Revision) (“Cayman Islands Companies Law”) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which One Madison’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “domestication”). All securities being registered will be issued by One Madison Corporation (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the domestication (referred to upon the domestication as “One Madison Delaware”).

(2)	The number of units of One Madison Delaware being registered represents the number of units of One Madison that were sold by One Madison pursuant to the Registration Statement on Form S-1 (File No. 333-220956) in connection with its initial public offering, less the number of units that have been separated, upon the request of the holder thereof, into the underlying public shares (as defined below) and the underlying public warrants (as defined below) as of the date of the initial filing of this registration statement. The units will automatically convert by operation of law on a one-for-one basis into units of One Madison Delaware in connection with the domestication (the “units”).

(3)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the units of One Madison on The New York Stock Exchange on February 26, 2019 ($10.51 per unit), in accordance with Rule 457(f)(1).

(4)	The number of shares of Class A common stock of One Madison Delaware being registered represents the number of public shares that, as of the date of the initial filing of this registration statement, remain included in the units. See (2) above.

(5)	Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(6)	Pursuant to Rule 457(g), no additional registration fee is payable.

(7)	The number of warrants to acquire Class A common stock being registered represents the number of public warrants that, as of the date of the initial filing of this registration statement, remain included in the units. See (2) above.

(8)	The number of shares of Class A common stock of One Madison Delaware being registered represents (i) the number of Class A ordinary shares of One Madison that were sold as part of the units in One Madison’s initial public offering (the “public shares”), (ii) less the number of public shares that remain included in the units (see (2) above) as of the date of the initial filing of this registration statement, all of which public shares will automatically convert by operation of law on a one-for-one basis into shares of Class A common stock of One Madison Delaware in connection with the domestication (iii) plus 11,250,000 shares of Class A common stock representing the aggregate number of Class B ordinary shares of One Madison that will automatically convert on a one-for-one basis into shares of Class B common stock of One Madison Delaware in connection with the domestication and subsequently, in connection with the closing of the acquisition (the “closing”) of Rack Holdings Inc., a Delaware corporation, convert into shares of Class A common stock of One Madison Delaware or, at the election of the holder, into shares of Class C common stock of One Madison Delaware (such election, a “Class C election”) which shares of Class C common stock will subsequently be convertible, at the election of the holder, into shares of Class A common stock pursuant to the terms of the proposed organizational documents of One Madison Delaware.

(9)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of One Madison on The New York Stock Exchange on February 26, 2019 ($10.16 per ordinary share), in accordance with Rule 457(f)(1).

(10)	The number of warrants being registered represents the number of warrants to acquire Class A ordinary shares of One Madison that were sold as part of the units by One Madison in its initial public offering (the “public warrants”) less the public warrants that remain included in the units. The public warrants will automatically convert by operation of law on a one-for-one basis into warrants to acquire Class A common stock in connection with the domestication.

(11)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the warrants of One Madison on The New York Stock Exchange on February 26, 2019 ($1.93 per warrant), in accordance with Rule 457(f)(1).

(12)	The number of shares of Class B common stock of One Madison Delaware being registered represents 11,250,000 Class B ordinary shares of One Madison that will automatically convert on a one-for-one basis into shares of Class B common stock of One Madison Delaware in connection with the domestication.

(13)	The number of shares of Class C common stock of One Madison Delaware being registered represents 11,250,000 shares of Class C common stock of One Madison Delaware that may be issued to holders of Class B common stock pursuant to a Class C election following the domestication and the closing. See (8) above.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY PROXY STATEMENT/PROSPECTUS SUBJECT TO COMPLETION, DATED     , 2019

PROXY STATEMENT/PROSPECTUS FOR EXTRAORDINARY GENERAL MEETING IN LIEU OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ONE MADISON CORPORATION

PROXY STATEMENT/PROSPECTUS FOR 8,425,565 UNITS (EACH UNIT COMPRISED OF ONE SHARE OF CLASS A COMMON STOCK AND ONE-HALF OF ONE WARRANT TO PURCHASE ONE SHARE OF CLASS A COMMON STOCK), 32,824,435 SHARES OF CLASS A COMMON STOCK, 11,250,000 SHARES OF CLASS B COMMON STOCK, 11,250,000 SHARES OF CLASS C COMMON STOCK AND 10,787,218 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK OR CLASS C COMMON STOCK, IN EACH CASE, OF ONE MADISON CORPORATION AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE, WHICH WILL BE RENAMED “      ” IN CONNECTION WITH THE BUSINESS COMBINATION)

The board of directors of One Madison Corporation, a Cayman Islands exempted company (“One Madison,” “we,” “our” or “us”), has unanimously approved the stock purchase agreement, dated as of December 12, 2018 (as amended or modified from time to time, the “stock purchase agreement”), by and among One Madison, Rack Holdings L.P., a Delaware limited partnership (“Seller”), and Rack Holdings Inc., a Delaware corporation (“Rack Holdings”), pursuant to which One Madison will acquire all of the issued and outstanding equity interests of Rack Holdings from Seller, on the terms and subject to the conditions set forth therein (the transactions contemplated by the stock purchase agreement, the “business combination”).

As described in this proxy statement/prospectus, One Madison’s shareholders are being asked to consider and vote upon (among other things) the business combination and the change of One Madison’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware (the “domestication” and One Madison post-domestication, “One Madison Delaware”). Assuming the domestication proposal is approved, the domestication is expected to be effectuated one calendar day prior to the closing of the business combination (the “closing”). The continuing entity following the domestication will be named “          ”.

Subject to the terms and conditions set forth in the stock purchase agreement, One Madison has agreed to pay to Seller at the closing $950,000,000 in cash in consideration for the acquisition of all of the issued and outstanding equity interests of Rack Holdings, which amount will be (i) adjusted by the difference between the net working capital of Rack Holdings and its subsidiaries as of the closing as measured against a working capital target amount of $22,000,000 (which could be a downward or upward adjustment), (ii) increased by the amount of cash of Rack Holdings and its subsidiaries as of the closing and (iii) reduced by the amount of debt and unpaid transaction expenses of Rack Holdings and its subsidiaries as of the closing.

Financing for the business combination and for related transaction expenses will consist of (i) $300,000,000 of proceeds from One Madison’s initial public offering (the “IPO”) and certain related transactions on deposit in the trust account (plus any interest income accrued thereon since the IPO), net of any redemptions of One Madison’s ordinary shares in connection with the shareholder vote to be held at the extraordinary general meeting in lieu of annual general meeting of One Madison shareholders (the “general meeting”), (ii) $150,000,000 of proceeds from the purchase by certain accredited investors (the “anchor investors”), pursuant to forward purchase agreements entered into prior to One Madison’s initial public offering (the “forward purchase agreements”), of an aggregate of 15,000,000 Class A ordinary shares, par value $0.0001 per share, of One Madison (“Class A ordinary shares”) or Class C ordinary shares, par value $0.0001 per share, of One Madison (“Class C ordinary shares”), plus an aggregate of 5,000,000 redeemable warrants to purchase Class A ordinary shares or Class C ordinary shares at $11.50 per share, for a purchase price of $10.00 per Class A ordinary share or Class C ordinary share in a private placement to close concurrently with the closing, (iii) $142,000,000 of proceeds from the purchase by certain accredited investors (which includes certain of the anchor investors), pursuant to subscription agreements entered into in connection with the entry into the stock purchase agreement (the “subscription agreements”), of an aggregate of 14,200,000 Class A ordinary shares or Class C ordinary shares for a purchase price of $10.00 per Class A ordinary share or Class C ordinary share in a private placement to close concurrently with the closing, and (iv) up to $650,000,000 of senior secured term loan credit facilities provided by Goldman Sachs Merchant Banking Division, each as described more fully in this proxy statement/prospectus.

Upon the domestication, each of One Madison’s currently issued and outstanding Class A ordinary shares, Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares” or the “founder shares”), and Class C ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share, of One Madison Delaware (“Class A common stock”), shares of Class B common stock, par value $0.0001 per share, of One Madison Delaware (“Class B common stock”), and shares of Class C common stock, par value $0.0001 per share, of One Madison Delaware (“Class C common stock”), respectively. Similarly, all of One Madison’s outstanding warrants will become warrants to acquire the shares of Class A common stock or Class C common stock, as applicable, and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, all of One Madison’s outstanding units will become units of One Madison Delaware as a result of the domestication and, in connection with the closing, each outstanding unit of One Madison Delaware (each of which will consist of one share of Class A common stock and one-half of one warrant to purchase one share of Class A common stock) will be separated into its component common stock and warrants. In connection with the closing, each currently issued and outstanding share of Class B common stock will automatically convert into shares of Class A common stock or Class C common stock, at the election of the holder.

This proxy statement/prospectus covers the following securities of One Madison Delaware to be issued in the domestication: (i) 8,425,565 units (each unit including one share of Class A common stock and one-half of one warrant to purchase one share of Class A common stock), representing the units that were registered in the IPO less those that have been separated into their underlying public shares and underlying public warrants, (ii) 32,824,435 shares of Class A common stock, representing our currently issued and outstanding Class A ordinary shares less the number of public shares that remain part of the aforementioned units plus 11,250,000 shares of Class A common stock, representing the aggregate number of Class B ordinary shares of One Madison that will automatically convert on a one-for-one basis into shares of Class B common stock in connection with the domestication and subsequently, in connection with the closing, convert into shares of Class A common stock, or at the election of the holder, into shares of Class C common stock (such election, a “Class C election”) which shares of Class C common stock will subsequently be convertible, at the election of the holder, into shares of Class A common stock pursuant to the terms of the proposed organizational documents of One Madison Delaware, (iii) 11,250,000 shares of Class B common stock representing 11,250,000 Class B ordinary shares of One Madison that will automatically convert on a one-for-one basis into shares of Class B common stock of One Madison Delaware in connection with the domestication, (iv) 11,250,000 shares of Class C common stock that may be issued to holders of Class B common stock pursuant to a Class C election following the domestication and the closing and (v) 10,787,218 warrants to acquire shares of Class A common stock, representing our currently issued and outstanding warrants less the number of public warrants that remain part of the aforementioned units.

Our units, Class A ordinary shares originally sold as part of the units, and warrants originally sold as part of the units are currently listed on The New York Stock Exchange (the “NYSE”) under the symbols “OMAD.U”, “OMAD” and “OMAD.WS”, respectively. The Class A ordinary shares and warrants comprising the units began separately trading on February 26, 2018. Upon the closing, we intend to apply to continue the listing of our Class A common stock and warrants on the NYSE under the symbols “          ” and “          ,” respectively. Our units will not be traded following the closing.

This proxy statement/prospectus provides you with detailed information about the business combination. domestication and other matters to be considered at the general meeting. We urge you to read the accompanying proxy statement/prospectus and the documents incorporated therein by reference carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 51 of the proxy statement/prospectus.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in the accompanying proxy statement/prospectus, passed upon the merits or fairness of either of the stock purchase agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated          , 2019, and is first being mailed to One Madison shareholders on or about          , 2019.

A Cayman Islands Exempted Company

(Company Number 324775)

3 East 28th Street, 8th Floor

New York, NY 10016

NOTICE OF EXTRAORDINARY GENERAL MEETING IN LIEU OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ONE MADISON CORPORATION

To Be Held On          , 2019

To the Shareholders of One Madison Corporation:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting in lieu of annual general meeting (the “general meeting”) of One Madison Corporation, a Cayman Islands exempted company (“One Madison,” “we,” “our” or “us”), will be held on          , 2019, at          (local time), at          for the following purposes:

1.	The Business Combination Proposal – To consider and vote upon a proposal to approve the transactions contemplated by the stock purchase agreement, dated as of December 12, 2018 (as amended or modified from time to time, the “stock purchase agreement”), by and among One Madison, Rack Holdings L.P., a Delaware limited partnership (“Seller”), and Rack Holdings Inc., a Delaware corporation (“Rack Holdings”), the owner of all of the issued and outstanding equity interests of Ranpak Corp. (“Ranpak”), pursuant to which One Madison will acquire all of the issued and outstanding equity interests of Rack Holdings from Seller, on the terms and subject to the conditions set forth therein (the “business combination” and such proposal, the “Business Combination Proposal”). A copy of the stock purchase agreement is attached to the accompanying proxy statement/prospectus as Annex A.

2.	The NYSE Proposal – To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of The New York Stock Exchange (the “NYSE”), the issuance by One Madison of Class A ordinary shares, par value $0.0001 per share, and Class C ordinary shares, par value $0.0001 per share, to certain accredited investors, including certain directors, officers and substantial security holders of One Madison, in each case in a private placement, the proceeds of which will be used to finance the business combination and related transactions and the costs and expenses incurred in connection therewith with any balance used for working capital purposes (the “NYSE Proposal”).

3.	The Domestication Proposal – To consider and vote upon a proposal to approve by special resolution the change of One Madison’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware (the “domestication” and such proposal, the “Domestication Proposal”).

4.	The Organizational Documents Proposals – Assuming the Domestication Proposal is approved, to consider and vote upon seven separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution the following material differences between the current amended and restated memorandum and articles of association of One Madison (the “existing organizational documents”) and the proposed new certificate of incorporation (the “proposed charter”) and bylaws (the “proposed bylaws,” and, together with the proposed charter, the “proposed organizational documents”) of One Madison Delaware (the post-domestication entity, assuming approval of the Domestication Proposal, “One Madison Delaware”):

a.	to approve (i) the change of our name from “One Madison Corporation” to “ ”, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) upon the closing of the business combination (the “closing”), making One Madison’s corporate existence perpetual and (iv) upon the closing, providing for the ineffectiveness of certain provisions in our existing organizational documents relating to our status as a blank check company that will no longer be applicable to us following the closing (“Organizational Documents Proposal A”);

b.	to approve provisions providing that One Madison’s board of directors will be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year (“Organizational Documents Proposal B”);

c.	to approve provisions providing that the directors of One Madison may only be removed for cause (“Organizational Documents Proposal C”);

d.	to approve advance notice procedures with regard to the nomination by shareholders of candidates for election as directors (“Organizational Documents Proposal D”);

e.	to approve provisions removing the ability of shareholders to call a special meeting of shareholders (“Organizational Documents Proposal E”);

f.	to approve provisions removing the ability of shareholders to act by written consent in lieu of a meeting (“Organizational Documents Proposal F”); and

g.	to approve the amendment and restatement of the existing organizational documents by the deletion of the existing organizational documents in their entirety and the substitution of the proposed organizational documents in their place to (among other matters) reflect the changes effected by Organizational Documents Proposals A through F (“Organizational Documents Proposal G” and together with Organizational Documents Proposal A, Organizational Documents Proposal B, Organizational Documents Proposal C, Organizational Documents Proposal D, Organizational Documents Proposal E and Organizational Documents Proposal F, the “Organizational Documents Proposals”);

5.	The Director Election Proposal – For the holders of Class B ordinary shares to consider and vote upon a proposal to (i) re-elect our current directors, Omar Asali, Michael Jones, Thomas Corley and Robert King and (ii) elect Steve Kovach, Salil Seshadri, Michael Gliedman and Alicia Tranen, in each case, to serve as directors until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal (the “Director Election Proposal”);

6.	The Incentive Plan Proposal – To consider and vote upon a proposal to approve the One Madison Corporation 2019 Omnibus Incentive Plan (the “Incentive Plan Proposal”); and

7.	The Adjournment Proposal – To consider and vote upon a proposal to approve the adjournment of the general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the NYSE Proposal (the “Adjournment Proposal” and, together with the Business Combination Proposal, the NYSE Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Incentive Plan Proposal, the “Proposals”).

Each of the Proposals is more fully described in the accompanying proxy statement/prospectus, which we urge each One Madison shareholder to review carefully.

Only holders of record of One Madison’s Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares) and Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”) at the close of business on          , 2019 are entitled to notice of and to vote and have their votes counted at the general meeting and any adjournment of the general meeting.

We are providing the accompanying proxy statement/prospectus and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the general meeting and at any adjournment of the general meeting. Whether or not you plan to attend the general meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, One Madison’s board of directors has determined that each of the Proposals is in the best interests of One Madison and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of the Proposals.

The existence of financial and personal interests of One Madison’s directors may result in a conflict of interest on the part of one or more of the directors between what she, he or they may believe is in the best interests of One Madison and its shareholders and what she, he or they may believe is best for herself, himself or themselves in determining to recommend that shareholders vote for the Proposals. See the section entitled “The Business Combination – Interests of Certain Persons in the Business Combination” in the proxy statement/prospectus for a further discussion.

Pursuant to our existing organizational documents, we are providing the holders of our Class A ordinary shares originally sold as part of the units issued in our initial public offering (the “IPO”) (such shares, the “public shares” and such holders, the “public shareholders”) with the opportunity to have their public shares redeemed at the closing of the business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established by One Madison in connection with the IPO calculated as of two business days prior to the closing, including interest (net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described in the accompanying proxy statement/prospectus. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. For illustrative purposes, based on the fair value of marketable securities held in the trust account as of December 31, 2018 of approximately $305,118,446, the estimated per share redemption price would have been approximately $10.17. Public shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal. Our existing organizational documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the public shares, without One Madison’s prior consent. There will be no redemption rights with respect to our warrants. The current holders of our Class B ordinary shares (or the “founder shares”), issued to One Madison Group LLC (our “Sponsor”) and the anchor investors in private placements prior to the IPO, and currently held by or Sponsor, the anchor investors, the subscription investors and certain of our and our Sponsor’s directors and employees, have entered into agreements with us pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and, with respect to the holders of our founder shares other than the anchor investors, any public shares they may have acquired after our IPO in connection with the completion of the business combination. BSOF Master Fund L.P. and BSOF Master Fund II L.P. (the “BSOF entities”) have also entered into an agreement with us pursuant to which they have agreed to waive their redemption rights with respect to 4,000,000 Class A ordinary shares in the aggregate owned by the BSOF entities. The other members of our management team have entered into agreements similar to the one entered into by our Sponsor with respect to any public shares acquired by them since our IPO.

The founder shares are excluded from the pro rata calculation used to determine the per share redemption price. Pursuant to our existing organizational documents, we are required to pay the redemption price to public shareholders who properly exercise their redemption rights promptly following the closing. The closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the general meeting and payment of the redemption price.

The closing is conditioned on, among other things, the approval of the Business Combination Proposal and the NYSE Proposal at the general meeting. The Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement/prospectus. The holders of approximately 36% of our outstanding ordinary shares entitled to vote, including the 4,000,000 shares held by the BSOF entities, have agreed to vote any voting ordinary shares owned by them in favor of the Business Combination Proposal and the NYSE Proposal.

We urge you to read the proxy statement/prospectus accompanying this notice (including the annexes thereto) carefully for a more complete description of the business combination and related transactions and each of the Proposals. If you have any questions or need assistance voting your shares, please call our proxy solicitor,           , at           (banks and brokers call collect at           ).

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

Omar A. Asali
Chairman and Chief Executive Officer

                    , 2019

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting in Lieu of Annual General Meeting of Shareholders to be held on          , 2019: This notice of extraordinary general meeting in lieu of annual general meeting of shareholders and the related proxy statement/prospectus will be available at www.          .com.

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Additional Information

This document incorporates important business and financial information about One Madison from documents that it has filed with the United States Securities and Exchange Commission (“SEC”) but that have not been included in or delivered with this document. You can obtain such documents free of charge through the SEC’s website (www.sec.gov). In addition, you can request One Madison’s documents in writing or by telephone at the following address:

One Madison Corporation
3 East 28th Street, 8th Floor
New York, NY 10016
(212) 763-0930
Attn.: Secretary

One Madison’s corporate website address is www.onemadisoncorp.com. One Madison’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

If you would like to request any documents, please do so by          , 2019 in order to receive them before the general meeting.

You should rely only on information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from the information contained in or incorporated by reference into this document. This document is dated          , 2019. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to One Madison shareholders, nor the issuance of equity by One Madison in connection with the business combination and the related transactions, subsequent to that date will create any implication to the contrary. For a listing of documents incorporated by reference into this document, please see “Where You Can Find Additional Information; Incorporation by Reference” beginning on page 237.

Information on the websites of One Madison or Ranpak is not part of this document. You should not rely on that information in deciding how to vote. Information contained in this document regarding One Madison has been provided by One Madison and information contained in this document regarding Ranpak has been provided by Ranpak.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement/prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the business combination, and the parties’ perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this proxy statement/prospectus and the documents incorporated by reference herein are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the business combination; (2) the outcome of any legal proceedings that may be instituted against One Madison, Seller and Rack Holdings regarding the business combination; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of One Madison, to obtain financing to complete the business combination or to satisfy other conditions to closing in the definitive agreements with respect to the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet and maintain NYSE’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Ranpak as a result of the announcement and consummation of the business combination; (7) costs related to the business combination; (8) changes in applicable laws or regulations; (9) the possibility that Ranpak or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the risk that we may not be able to raise financing in the future; (11) the risk that we may not be able to retain or recruit necessary officers, key employees or directors following the business combination; (12) the risk that our public securities will be illiquid; (13) the risk that we will not be able to obtain the required approval for domestication; (14) the risks related to the changes in shareholders’ rights as a result of domestication; (15) the risk that shareholders may experience adverse tax consequences with respect to their shares at the effective time of domestication; (16) the risk that operating under the laws of the State of Delaware will affect the conduct of our business; and (17) other risks and uncertainties indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements in deciding how to grant your proxy or instruct how your vote should be cast on the Proposals set forth in this proxy statement/prospectus.

Certain Defined Terms

Unless the context otherwise requires, references in this proxy statement/prospectus to:

“amendment to stock purchase agreement” are to the amendment to the stock purchase agreement, dated January 24, 2019, by and among One Madison, Seller and Rack Holdings;

“anchor investors” are to the accredited investors with whom One Madison entered into the forward purchase agreements, including our founder and certain employees of our Sponsor and/or their affiliates;

“BSOF entities” are to BSOF Master Fund L.P., a Cayman Islands exempted limited partnership, and BSOF Master Fund II L.P., a Cayman Islands exempted limited partnership;

“business combination” are to the transactions contemplated by the stock purchase agreement;

“Cayman Islands Companies Law” are to the Cayman Islands Companies Law (2018 Revision);

“Class A common stock” are to the shares of Class A common stock of One Madison Delaware, par value $0.0001 per share, into which the Class A ordinary shares will convert upon the domestication;

“Class A ordinary shares” are to our Class A ordinary shares, par value $0.0001 per share;

“Class B common stock” are to the shares of Class B common stock of One Madison Delaware, par value $0.0001 per share, into which the Class B ordinary shares will convert upon the domestication;

“Class B ordinary shares” are to our Class B ordinary shares, par value $0.0001 per share;

“Class B share consent” are to the consent, dated December 12, 2018, by and among One Madison and the holders of more than two-thirds of the Class B ordinary shares;

“Class C common stock” are to the shares of Class C common stock of One Madison Delaware, par value $0.0001 per share, into which the Class C ordinary shares will convert upon the domestication;

“Class C ordinary shares” are to our Class C ordinary shares, par value $0.0001 per share;

“closing” are to the closing of the business combination;

“Code” are to the Internal Revenue Code of 1986, as amended;

“common stock” are to the Class A common stock, Class B common stock and Class C common stock;

“debt financing” are to the debt financing incurred or intended to be incurred pursuant to the amended and restated debt commitment letter, dated as of December 12, 2018, among One Madison and Goldman Sachs Lending Partners LLC and certain investment entities thereof;

“DGCL” are to the Delaware General Corporation Law;

“equity financing” are to the (i) aggregate $150,000,000 of proceeds from the issuance of the forward purchase shares and the forward purchase warrants and (ii) aggregate $142,000,000 of proceeds from the issuance of the subscription shares;

“equity financing agreements” are to the forward purchase agreements and the subscription agreements;

“equity financing investors” are to the anchor investors and the subscription investors;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“existing organizational documents” are to our amended and restated memorandum and articles of association;

“financing” are to the debt financing and the equity financing;

“forward purchase agreements” are to the forward purchase agreements, dated October 5, 2017 and amended on December 15, 2017 and January 5, 2018, as amended or modified from time to time;

“forward purchase shares” are to the 15,000,000 ordinary shares to be issued to the anchor investors pursuant to the forward purchase agreements;

“forward purchase warrants” are to the 5,000,000 warrants to purchase Class A ordinary shares or Class C ordinary shares, as applicable, to be issued to the equity financing sources pursuant to the equity financing agreements and the reallocation agreement;

“founder” are to Omar Asali, our Chairman and Chief Executive Officer;

“founder shares” are to the 11,250,000 Class B ordinary shares issued to our Sponsor and the anchor investors in private placements prior to the IPO, and currently held by equity financing sources pursuant to the equity financing agreements and the reallocation agreement, which will convert into 11,250,000 Class A ordinary shares or Class C ordinary shares upon the closing, subject to adjustment as provided in our existing organizational documents;

“GAAP” are to United States generally accepted accounting principles;

“holders of our founder shares” are to the holders of founder shares, including our Sponsor, the anchor investors, the subscription investors, the BSOF entities and certain of our Sponsor’s directors and employees;

“IPO” are to One Madison’s initial public offering of units, which closed on January 22, 2018;

“JS Capital” are to JS Capital, LLC;

“management” or our “management team” are to our offıcers and directors;

“One Madison,” “we,” “our” or “us” are to One Madison Corporation, an exempted company incorporated under the laws of the Cayman Islands;

“One Madison Delaware” are to One Madison Corporation, the continuing entity post-domestication;

“ordinary shares” are to, prior to the domestication, our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares;

“private placement warrants” are to the warrants issued to the anchor investors and the BSOF entities in a private placement in connection with the closing of the IPO and upon conversion of working capital loans, if any;

“proposed bylaws” are to the proposed bylaws of One Madison Delaware upon the effective time of the domestication substantially in the form attached to this proxy statement/prospectus as Annex C;

“proposed charter” are to the proposed new certificate of incorporation of One Madison Delaware upon the effective time of the domestication substantially in the form attached to this proxy statement/prospectus as Annex B;

“proposed organizational documents” are to the proposed charter and proposed bylaws;

“public shareholders” are to the holders of our public shares;

“public shares” are to our Class A ordinary shares sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

“public warrants” are to the warrants sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

“Rack Holdings” are to Rack Holdings Inc., a Delaware corporation;

“Ranpak” are to Ranpak Corp., an Ohio corporation and wholly owned subsidiary of Rack Holdings;

“reallocation agreement” are to the amended and restated reallocation agreement, dated as of December 12, 2018, among One Madison and the equity financing investors;

“registration rights agreement” are to the Registration Rights Agreement, dated January 17, 2018, among One Madison, our Sponsor and the anchor investors;

“related party” are to our directors, officers and substantial security holders;

“Seller” are to Rack Holdings L.P., a Delaware limited partnership;

“SFT (Delaware) Management” are to SFT (Delaware) Management, LLC;

“Soros Capital” are to Soros Capital LP;

“Sponsor” are to One Madison Group LLC, a Delaware limited liability company;

“stock purchase agreement” are to the stock purchase agreement, dated as of December 12, 2018, as amended or modified from time to time, by and among One Madison, Seller and Rack Holdings;

“subscription agreements” are to the subscription agreements, dated as of December 12, 2018, by and between One Madison and the subscription investors;

“subscription investors” are to the accredited investors with whom One Madison entered into the subscription agreements, including our founder and certain of employees of our Sponsor and/or their affiliates;

“subscription shares” are to the shares issued to the subscription investors as part of the subscription agreements;

“trust account” are to the U.S.-based trust account at Morgan Stanley & Co., maintained by the trustee, established to hold a portion of the net proceeds from the IPO and the sale of the private placement warrants;

“trust agreement” are to the Investment Management Trust Agreement, dated as of January 17, 2018, by and between One Madison and the trustee;

“trustee” are to Continental Stock Transfer & Trust Company;

“units” are to our units sold in the IPO, each of which consists of one Class A ordinary share and one-half of one warrant; and

“voting agreement” are to the Amended and Restated Voting Agreement, dated as of December 7, 2018, by and among One Madison and the BSOF entities.

Unless otherwise specified, the voting and economic interests of One Madison shareholders set forth in this proxy statement/prospectus (x) assume that (i) no public shareholders elect to have their public shares redeemed in connection with the business combination, (ii) none of One Madison’s existing shareholders or the investors who will become shareholders of One Madison at the closing of the transactions contemplated by the forward purchase agreements and the subscription agreements purchase public shares in the open market and (iii) there are no other issuances of equity interests of One Madison and (y) do not take into account forward purchase warrants, private placement warrants and public warrants that will be outstanding upon the closing and may be exercised thereafter. Unless the context requires otherwise, references in this proxy statement/prospectus to the anchor investors, the subscription investors and the equity financing investors refer to such persons in their capacities as such and not in any other capacity (including as directors and officers of One Madison, if applicable). In addition, unless the context requires otherwise, references in this proxy statement/prospectus to our ordinary shares, Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall also refer to the common stock, Class A common stock, Class B common stock and Class C common stock, respectively, of One Madison Delaware into which the ordinary shares will convert upon the domestication and references in the proxy statement/prospectus to our common stock, Class A common stock, Class B common stock and Class C common stock of One Madison Delaware shall also refer to, in the event the Domestication Proposal is not approved, our ordinary shares, Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, respectively.

Summary Term Sheet

This Summary Term Sheet and the sections entitled “Questions and Answers About the Proposals for One Madison Shareholders” and “Summary of the Proxy Statement/Prospectus” summarize certain information contained in this proxy statement/prospectus, but do not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the attached annexes and the documents incorporated by reference herein, for a more complete understanding of the matters to be considered at the extraordinary general meeting in lieu of annual general meeting of shareholders (the “general meeting”).

●	One Madison is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (an “initial business combination”).

●	Rack Holdings, through its wholly-owned subsidiary Ranpak, is a leading provider of environmentally sustainable, systems-based, product protection solutions for e-commerce and industrial supply chains. Rack Holdings delivers high quality protective packaging solutions, while maintaining its commitment to environmental sustainability. Rack Holdings’ protective packaging systems are designed to be flexible and responsive to the needs of its end users, including the businesses it serves through its extensive network of distributors and directly to select end-users. These protective packaging solutions, which include the accompanying paper consumables, fall into four broad categories: void-fill, cushioning, wrapping, and end-of-line automation. Rack Holdings serves an array of end markets including e-commerce, the automotive aftermarket, IT/electronics, machinery/manufacturing, home goods, pharmaceuticals, and others.

●	There are currently an aggregate of 41,250,000 ordinary shares of One Madison issued and outstanding, consisting of 30,000,000 public shares and 11,250,000 founder shares. In addition, there are currently 23,000,000 warrants of One Madison outstanding, consisting of 15,000,000 public warrants and 8,000,000 private placement warrants. Each whole warrant entitles the holder to purchase one ordinary share for $11.50 per share. The warrants will become exercisable 30 days after the completion of the business combination and will expire five years after the completion of the business combination or earlier upon redemption or liquidation. Once the warrants become exercisable, One Madison may redeem the outstanding warrants (other than the private placement warrants) in whole and not in part, at a price of $0.01 per warrant, if the last sale price of our ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day before One Madison sends the notice of redemption to the warrant holders. The private placement warrants, however, are non-redeemable so long as the anchor investors or the BSOF entities who purchased such warrants or their respective permitted transferees hold them.

●	Pursuant to the existing organizational documents, the founder shares will automatically convert into Class A ordinary shares (or Class C ordinary shares, at the election of the holder) concurrently with or immediately following the consummation of our initial business combination at a ratio such that the number of Class A ordinary shares and Class C ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of public shares, plus (ii) the sum of (a) the total number of Class A ordinary shares and Class C ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by us in connection with or in relation to the consummation of our initial business combination (including the forward purchase shares, but not the forward purchase warrants), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any warrants issued in a private placement to our founder or an affiliate of our founder upon conversion of working capital loans, minus (b) the number of public shares redeemed by public shareholders in connection with our initial business combination. Pursuant to the Class B share consent, the holders of the founder shares waived any anti-dilution adjustments in respect of the subscription shares and any Class A ordinary shares issued in exchange for the private placement warrants. Accordingly, assuming (x) no public shares are redeemed by public shareholders in connection with the business combination and (y) no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for, Class A ordinary shares or Class C ordinary shares are issued, by us in connection with or in relation to the consummation of the business combination, the 11,250,000 founder shares will automatically convert, on a one-for-one basis, into 11,250,000 Class A ordinary shares (or Class C ordinary shares, at the election of the holder) concurrently with or immediately following the consummation of the business combination.

●	In connection with the IPO, we entered into the forward purchase agreements with the anchor investors, which include One Madison’s founder and certain employees of our Sponsor and/or their affiliates, which provide for the purchase by the anchor investors of an aggregate of 15,000,000 Class A ordinary shares or Class C ordinary shares, plus an aggregate of 5,000,000 redeemable warrants to purchase one Class A ordinary share or Class C ordinary share at $11.50 per share, for an aggregate purchase price of $150,000,000, or $10.00 per Class A ordinary share or Class C ordinary share, as applicable, in a private placement to occur concurrently with the closing.

●	On December 12, 2018, we entered into the stock purchase agreement with Seller and Rack Holdings pursuant to which, subject to the terms and conditions contained therein, One Madison will acquire all of the issued and outstanding equity interests of Rack Holdings from Seller. A copy of the stock purchase agreement is attached to this proxy statement/prospectus as Annex A.

●	Pursuant to the stock purchase agreement, One Madison will pay an aggregate purchase price of $950,000,000 in cash, subject to adjustment, in consideration for the acquisition of all of the issued and outstanding equity interests of Rack Holdings from Seller (the “closing cash consideration”). Financing for the business combination and for related transaction expenses will consist of (i) $300,000,000 of proceeds from the IPO and certain related transactions on deposit in the trust account (plus any interest income accrued thereon since the IPO), net of any redemptions of One Madison’s ordinary shares in connection with the shareholder vote to be held at the general meeting, (ii) $150,000,000 of proceeds from the purchase by the anchor investors pursuant to the forward purchase agreements entered into in connection with the IPO, (iii) $142,000,000 of proceeds from the purchase by the subscription investors pursuant to the subscription agreements entered into in connection with the entry into the stock purchase agreement and (iv) up to $650,000,000 of senior secured credit facilities provided by Goldman Sachs Merchant Banking Division, each as described more fully herein.

●	On January 24, 2019, we entered into an amendment to the stock purchase agreement with Seller and Rack Holdings, pursuant to which, the closing cash consideration is payable in immediately available funds as follows: (x) €140,000,000 in Euros (which payment will be credited against the closing cash consideration in an amount equal to $160,825,000 (the “Euro payment credit”) based on an agreed currency exchange ratio of 1.00:1.14875 EUR:USD) and (y) an amount in U.S. dollars equal to the closing cash consideration less the Euro payment credit.

●	At the closing, Rack Holdings will become an indirect wholly owned subsidiary of One Madison. For more information about the stock purchase agreement and the business combination, see the section entitled “The Business Combination – The Stock Purchase Agreement.”

●	Unless waived by the parties to the stock purchase agreement, the closing is subject to a number of conditions set forth in the stock purchase agreement, including, among others, One Madison shareholder approval of the Business Combination Proposal and the NYSE Proposal. For more information about the closing conditions to the business combination, see the section entitled “The Business Combination – The Stock Purchase Agreement – Conditions to Closing of the Business Combination.”

●	The stock purchase agreement may be terminated at any time prior to the consummation of the business combination upon agreement of the parties thereto, or by One Madison or Seller acting alone, in specified circumstances. For more information about the termination rights under the stock purchase agreement, see the section entitled “The Business Combination – The Stock Purchase Agreement – Termination.”

●	The business combination and related transactions involve numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

●	Pursuant to our existing organizational documents, in connection with the business combination, our public shareholders may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with our existing organizational documents. As of December 31, 2018, the estimated per share redemption price would have been approximately $10.17. Public shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal. If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of One Madison following the closing and will not participate in the future growth of One Madison, if any. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares to our transfer agent at least two business days prior to the general meeting. Pursuant to our existing organizational documents, we are required to pay the redemption price to public shareholders who properly exercise their redemption rights promptly following the closing. The closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the general meeting and payment of the redemption price. See the section entitled “General Meeting of One Madison Shareholders – Redemption Rights.”

●	In order to finance a portion of the stock purchase agreement consideration and the costs and expenses incurred in connection therewith, we entered into subscription agreements with the subscription investors concurrently with the execution of the stock purchase agreement, pursuant to which such subscription investors committed to purchase an aggregate of 14,200,000 shares of One Madison’s Class A ordinary shares, or Class C ordinary shares, for $10.00 per share, for an aggregate purchase price of $142,000,000. The closing of the transactions contemplated by the subscription agreements will occur immediately prior to the closing, subject to the satisfaction or the waiver of the closing conditions therein. See the section entitled “The Business Combination – Related Agreements – Subscription Agreements.”

●	Concurrently with the execution of the stock purchase agreement, One Madison and the BSOF entities entered into the voting agreement, pursuant to which the BSOF entities, which hold 4,000,000 Class A ordinary shares and 525,000 founder shares in the aggregate, agreed to vote all such Class A ordinary shares and founder shares in favor of any shareholder approvals sought by One Madison in connection with the business combination and not to exercise any right of redemption in respect of such Class A ordinary shares and founder shares. See the section entitled “The Business Combination – Related Agreements – Amended and Restated Voting Agreement.”

●	Concurrently with the execution of the stock purchase agreement, Omar Asali (the “Assignor”) entered into an assignment and assumption agreement (the “FPA assignment and assumption agreement”) with Gerard Griffin, pursuant to which the Assignor, on the terms and subject to the conditions set forth therein, (i) assigned to Mr. Griffin the right and obligation to acquire 350,000 Class A ordinary shares and 116,677 warrants to purchase Class A ordinary shares under the terms of the Assignor’s forward purchase agreement and (ii) sold to Mr. Griffin 87,500 founder shares at the same price per share at which the Assignor purchased such founder shares from One Madison. See the section entitled “The Business Combination – Related Agreements – Forward Purchase Agreement Assignment and Assumption Agreement.”

●	Concurrently with the execution of the stock purchase agreement, One Madison issued a $4,000,000 Global Promissory Note (the “working capital promissory note”) to certain of the sources of equity financing for the business combination under the forward purchase agreements and the subscription agreements in exchange for $4,000,000 of financing to be used for the payment of working capital expenses, including expenses incurred in connection with the business combination. The working capital promissory note will be repaid at the closing. See the section entitled “The Business Combination – Related Agreements – Working Capital Promissory Note.”

●	Concurrently with the execution of the stock purchase agreement, One Madison entered into a reallocation agreement (the “reallocation agreement”) with the sources of equity financing for the business combination under the forward purchase agreements and the subscription agreements, pursuant to which the Class B ordinary shares issued under, and the rights to acquire warrants to purchase Class A ordinary shares arising under, the forward purchase agreements were reallocated among all equity financing investors pro rata based on the aggregate amount of equity financing provided by such equity financing investors under the forward purchase agreements and the subscription agreements. See the section entitled “The Business Combination – Related Agreements – Reallocation Agreement.”

●	One Madison has obtained a commitment for debt financing pursuant to a debt commitment letter (the “debt commitment letter”), dated as December 12, 2018, pursuant to which Goldman Sachs Lending Partners LLC and certain affiliated investment entities thereof (collectively, the “lenders”) have committed to provide senior secured credit facilities subject to the conditions set forth in the debt commitment letter. The aggregate commitment consists of a $450,000,000 first lien term facility, a $45,000,000 revolving facility, a $100,000,000 first lien contingency term facility and a $100,000,000 second lien contingency term facility. One Madison has the ability to bring in additional revolving lenders to provide up to $30,000,000 additional commitments under the revolving facility. See the section entitled “The Business Combination – Related Agreements – Debt Commitment Letter.”

●	Concurrently with the execution of the stock purchase agreement, shareholders holding more than two-thirds of the Class B ordinary shares entered into the Class B share consent pursuant to which such shareholders, on behalf of themselves and all other holders of Class B ordinary shares, waived the anti-dilution protection benefiting the Class B ordinary shares under the terms of the existing organizational documents with respect to (i) the Class A ordinary shares and Class C ordinary shares to be issued pursuant to the subscription agreements and (ii) any Class A ordinary shares or Class C ordinary shares to be issued by One Madison in connection with the exchange of any of One Madison’s outstanding private placement warrants. See the section entitled “The Business Combination – Related Agreements – Class B Share Consent.”

●	Upon the closing, the size of our board of directors will be expanded to at least eight directors and at least four new individuals will be appointed to our board of directors. All of our existing board members will remain members of our board of directors. See the section entitled “Officers and Directors of One Madison After the Business Combination.”

●	Assuming there are no redemptions of our public shares and that no additional shares are issued prior to completion of the business combination, and assuming that One Madison completes the exchange of 8,000,000 private placement warrants for 800,000 Class A ordinary shares or Class C ordinary shares (the “proposed warrant exchange”), it is anticipated that, upon completion of the business combination and related transactions, the ownership of One Madison by our public shareholders, JS Capital, Soros Capital, SFT (Delaware) Management, the BSOF entities and our Sponsor, officers and directors will be as follows:

●	The public shareholders (other than the BSOF entities) would own 26,000,000 shares, representing 36.5% of our total outstanding shares;

●	JS Capital would own 23,606,865 shares, representing 33.1% of our total outstanding shares;

●	Soros Capital would own 3,590,195 shares, representing 5.0% of our total outstanding shares;

●	SFT (Delaware) Management would own 2,921,099 shares, representing 4.1% of our total outstanding shares;

●	The BSOF entities would own 4,581,000 shares, representing 6.4% of our total outstanding shares;

●	Our Sponsor would own 6,272,000 shares, representing 8.8% of our total outstanding shares; and

●	Our officers and directors (including directors nominated for election at the general meeting) would own 3,283,837 shares, representing 4.6% of our total outstanding shares.

The preceding description of the ownership of One Madison’s securities is accurate as of the date of filing of this proxy statement/prospectus and does not take into account any transactions that may be entered into after the date hereof, except that the preceding description assumes the exchange of 8,000,000 private placement warrants for 800,000 Class A ordinary shares or Class C ordinary shares, based upon an exchange ratio of 10 private placement warrants for one Class A ordinary share or Class C ordinary share. None of the holders of the private placement warrants have committed to participate in the proposed warrant exchange, and there can be no assurances that any such holder will participate in such exchange.

●	The ownership percentages set forth above do not take into account any warrants that will be outstanding as of the closing and may be exercised thereafter. If the actual facts are different than these assumptions, the percentage ownership retained by One Madison’s existing shareholders in One Madison following the business combination will be different. For example, if we assume that the proposed warrant exchange is not completed and that all 15,000,000 public warrants, 8,000,000 private placement warrants and 5,000,000 forward purchase warrants were exercisable and exercised following completion of the business combination and related transactions, then the ownership of One Madison by our public shareholders, JS Capital, Soros Capital, SFT (Delaware) Management, the BSOF entities and our Sponsor, officers and directors would be as follows:

●	The public shareholders (other than the BSOF entities) would own 39,000,000 shares, representing 39.6% of our total outstanding shares;

●	JS Capital would own 31,115,199 shares, representing 31.6% of our total outstanding shares;

●	Soros Capital would own 4,885,988 shares, representing 5.0% of our total outstanding shares;

●	SFT (Delaware) Management would own 3,364,362 shares, representing 3.4% of our total outstanding shares;

●	The BSOF entities would own 7,085,000 shares, representing 7.2% of our total outstanding shares;

●	Our Sponsor would own 6,272,000 shares, representing 6.4% of our total outstanding shares; and

●	Our officers and directors (including directors nominated for election at the general meeting) would own 5,521,115 shares, representing 5.6% of our total outstanding shares.

The preceding description of the ownership of One Madison’s securities is accurate as of the date of filing of this proxy statement/prospectus and does not take into account any transactions that may be entered into after the date hereof.

●	On the first business day following the closing, the founder shares will automatically convert into Class A ordinary shares (or Class C ordinary shares, at the election of the holder) such that the total number of Class A ordinary shares and Class C ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of public shares plus (ii) the sum of (a) the total number of Class A ordinary shares and Class C ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by us in connection with or in relation to the consummation of our initial business combination (including the forward purchase shares, but not the forward purchase warrants), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any warrants issued in a private placement to our founder or an affiliate of our founder upon conversion of working capital loans, minus (b) the number of public shares redeemed by public shareholders in connection with our initial business combination. Pursuant to the terms of our existing organizational documents and the forward purchase agreements, in connection with any redemption of public shares in the business combination, one Class B founder share originally issued to the Sponsor prior to the IPO (other than those held by the BSOF entities) will be forfeited for every four public shares redeemed, with each holder of such founder shares forfeiting such holder’s pro rata portion of such forfeited shares.

●	The public warrants, forward purchase warrants and, if the proposed warrant exchange is not completed, the private placement warrants will become exercisable 30 days after the completion of the business combination and will expire five years after the completion of the business combination or earlier upon redemption or liquidation. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

●	Our board of directors considered various factors in determining whether to approve the stock purchase agreement. For more information about our board’s decision-making process, see the section entitled “The Business Combination – One Madison’s Board of Directors’ Reasons for Approval of the Business Combination.”

●	In addition to voting on the proposal to approve and adopt the stock purchase agreement and the transactions contemplated thereby at the general meeting, One Madison’s shareholders will also be asked to vote on:

●	approval, for purposes of complying with applicable listing rules of the NYSE, for the issuance by One Madison of Class A ordinary shares and Class C ordinary shares to certain accredited investors pursuant to the subscription agreements, including certain directors, officers and substantial security holders of One Madison, in each case in a private placement, the proceeds of which will be used to finance the business combination and related transactions and the costs and expenses incurred in connection therewith with any balance used for working capital purposes;

●	approval by special resolution for the change of One Madison’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware;

●	assuming the Domestication Proposal is approved, approval for the following proposals to amend and restate One Madison’s existing organizational documents:

●	to approve by special resolution (i) the change of our name from “One Madison Corporation” to “ ”, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) making One Madison’s corporate existence perpetual and (iv) providing for the ineffectiveness of certain provisions in our existing organizational documents relating to our status as a blank check company upon the closing that will no longer be applicable to us following the closing (“Organizational Documents Proposal A”);

●	to approve by special resolution provisions providing that One Madison’s board of directors will be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year (“Organizational Documents Proposal B”);

●	to approve by special resolution provisions providing that the directors of One Madison may only be removed for cause (“Organizational Documents Proposal C”);

●	to approve by special resolution advance notice procedures with regard to the nomination by shareholders of candidates for election as directors (“Organizational Documents Proposal D”);

●	to approve by special resolution provisions removing the ability of shareholders to call a special meeting of shareholders (“Organizational Documents Proposal E”);

●	to approve by special resolution provisions removing the ability of shareholders to act by written consent in lieu of a meeting (“Organizational Documents Proposal F”); and

●	to approve by special resolution the amendment and restatement of the existing organizational documents by the deletion of the existing organizational documents in their entirety and the substitution of the proposed organizational documents in their place to (among other matters) reflect the changes effected by Organizational Documents Proposals A through F (“Organizational Documents Proposal G” and together with Organizational Documents Proposal A, Organizational Documents Proposal B, Organizational Documents Proposal C, Organizational Documents Proposal D, Organizational Documents Proposal E and Organizational Documents Proposal F, the “Organizational Documents Proposals”);

●	approval to (i) re-elect our current directors, Omar Asali, Michael Jones, Thomas Corley and Robert King and (ii) elect Steve Kovach, Salil Seshadri, Michael Gliedman and Alicia Tranen, in each case, to serve as directors until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal;

●	approval of the One Madison Corporation 2019 Omnibus Incentive Plan; and

●	approval of the adjournment of the general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the NYSE Proposal.

For more information, see the sections entitled “Proposal No. 1 – The Business Combination Proposal,” “Proposal No. 2 – The NYSE Proposal,” “Proposal No. 3 – The Domestication Proposal,” “Proposal No. 4 – Organizational Documents Proposal A,” “Proposal No. 5 – Organizational Documents Proposal B,” “Proposal No. 6 – Organizational Documents Proposal C,” “Proposal No. 7 – Organizational Documents Proposal D,” “Proposal No. 8 – Organizational Documents Proposal E,” “Proposal No. 9 – Organizational Documents Proposal F,” “Proposal No. 10 – Organizational Documents Proposal G,” “Proposal No. 11 – The Director Election Proposal,” “Proposal No. 12 – The Incentive Plan Proposal” and “Proposal No. 13 – The Adjournment Proposal.”

Questions and Answers About the Proposals for One Madison Shareholders

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the general meeting, including proposals relating to the business combination. The following questions and answers do not include all the information that is important to One Madison shareholders. We urge One Madison shareholders to read carefully the remainder of this proxy statement/prospectus, including the annexes and the documents incorporated by reference herein.

Q:	Why am I receiving this proxy statement/prospectus?

A:	One Madison shareholders are being asked to consider and vote upon, among other things, a proposal to approve the transactions contemplated by the stock purchase agreement. The stock purchase agreement provides, subject to the terms and conditions contained therein, that One Madison will acquire all of the issued and outstanding equity interests of Rack Holdings from Seller.

Subject to the terms and conditions set forth in the stock purchase agreement, One Madison has agreed to pay to Seller at the closing $950,000,000 in cash in consideration for the acquisition of Rack Holdings, which amount will be (i) adjusted by the difference between the net working capital of Rack Holdings and its subsidiaries as of closing as measured against a working capital target amount of $22,000,000 (which could be a downward or upward adjustment), (ii) increased by the amount of cash of Rack Holdings and its subsidiaries as of closing and (iii) reduced by the amount of debt and unpaid transaction expenses of Rack Holdings and its subsidiaries as of closing. The purchase price paid at closing will be based on an estimate of the amount of the foregoing adjustments and will be subject to a customary post-closing true-up. Pursuant to the amendment to the stock purchase agreement, the closing cash consideration is payable in immediately available funds as follows: (x) €140,000,000 in Euros and (y) an amount in U.S. dollars equal to the closing cash consideration less the Euro payment credit.

Copies of the stock purchase agreement and the amendment to the stock purchase agreement are attached to this proxy statement/prospectus as Annexes A and A-1, respectively. This proxy statement/prospectus and its annexes and the documents incorporated by reference herein contain important information about the business combination and the other matters to be acted upon at the general meeting. You should read this proxy statement/prospectus, including the documents incorporated by reference herein, and its annexes carefully and in their entirety.

In addition, if the Domestication Proposal is approved, One Madison will domesticate as a Delaware corporation. Upon the domestication, the currently issued and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of Class A common stock, Class B common stock and Class C common stock, respectively. Similarly, all of One Madison’s outstanding warrants will become warrants to acquire shares of Class A common stock or Class C common stock, as applicable, and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, all of One Madison’s outstanding units will become units of One Madison Delaware and, after the effectiveness of the domestication and in connection with the closing, each outstanding unit of One Madison Delaware (each of which will at such time consist of one share of Class A common stock and one-half of one warrant to purchase one share of Class A common stock) will be separated into its component common stock and warrants. In connection with the closing, each then-issued and outstanding share of Class B common stock will automatically convert into shares of Class A common stock or Class C common stock, in accordance with the terms of the proposed charter.

In connection with the domestication, the existing organizational documents will be replaced by the proposed organizational documents. The provisions of the proposed organizational documents will differ materially from those of the existing organizational documents. Please see “Questions and Answers About the Proposals For One Madison Shareholders – What amendments will be made to the existing organizational documents of One Madison” below.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES.

Q:	Why is One Madison proposing the business combination?

A:	One Madison was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Founded in 1972, Ranpak is a leading provider of environmentally sustainable, systems-based, product protection solutions for e-commerce and industrial supply chains. Since its inception, Ranpak has delivered high quality protective packaging solutions, while maintaining its commitment to environmental sustainability. Ranpak has a global and diversified business, with a base of approximately 31,000 end-users in approximately 50 countries. Ranpak’s customers rely exclusively on Ranpak paper consumables and its extensive existing installed base of 97,000 protective packaging systems.

Ranpak produces paper consumables with proprietary protective packaging systems. Ranpak offers a reliable, fast and effective suite of protective packaging solutions that is entirely fiber-based, providing 100% biodegradable, 100% renewable, and 100% recyclable products to its customers.

Ranpak believes that its environmentally sustainable packaging, sold through its established base of distributors and produced through its installed base of protective packaging systems, sets the company apart from producers of resin-based packaging solutions.

See the section entitled “The Business Combination Proposal – One Madison’s board of Directors’ Reasons for Approval of the Business Combination.”

Q:	What is being voted on at the general meeting?

A:	One Madison shareholders will vote on the following proposals at the general meeting:

1.	The Business Combination Proposal – To consider and vote upon a proposal to approve the transactions contemplated by the stock purchase agreement pursuant to which One Madison will acquire all of the issued and outstanding equity interests of Rack Holdings from Seller, on the terms and subject to the conditions set forth therein (the “Business Combination Proposal”). A copy of the stock purchase agreement is attached to this proxy statement/prospectus as Annex A and a copy of the amendment to the stock purchase agreement is attached to this proxy statement/prospectus as Annex A-1.

2.	The NYSE Proposal – To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of The New York Stock Exchange (the “NYSE”), the issuance by One Madison of Class A ordinary shares, par value $0.0001 per share, and Class C ordinary shares, par value $0.0001 per share, to certain accredited investors, including certain directors, officers and substantial security holders of One Madison, in each case in a private placement, the proceeds of which will be used to finance the business combination and related transactions and the costs and expenses incurred in connection therewith with any balance used for working capital purposes (the “NYSE Proposal”).

3.	The Domestication Proposal – To consider and vote upon a proposal to approve by special resolution the change of One Madison’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware (the “domestication” and such proposal, the “Domestication Proposal”).

4.	The Organizational Documents Proposals – Assuming the Domestication Proposal is approved, to consider and vote upon seven separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution the following material differences between the current amended and restated memorandum and articles of association of One Madison (the “existing organizational documents”) and the proposed new certificate of incorporation (the “proposed charter”) and bylaws (the “proposed bylaws,” and, together with the proposed charter, the “proposed organizational documents”) of One Madison Delaware, the post-domestication company:

a.	to approve (i) the change of our name from “One Madison Corporation” to “ ”, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) upon the closing, making One Madison’s corporate existence perpetual and (iv) upon the closing, providing for the ineffectiveness of certain provisions in our existing organizational documents relating to our status as a blank check company upon the closing that will no longer be applicable to us following the closing (“Organizational Documents Proposal A”);

b.	to approve provisions providing that One Madison’s board of directors will be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year (“Organizational Documents Proposal B”);

c.	to approve provisions providing that the directors of One Madison may only be removed for cause (“Organizational Documents Proposal C”);

d.	to approve advance notice procedures with regard to the nomination by shareholders of candidates for election as directors (“Organizational Documents Proposal D”);

e.	to approve provisions removing the ability of shareholders to call a special meeting of shareholders (“Organizational Documents Proposal E”);

f.	to approve provisions removing the ability of shareholders to act by written consent in lieu of a meeting (“Organizational Documents Proposal F”); and

g.	to approve the amendment and restatement of the existing organizational documents by the deletion of the existing organizational documents in their entirety and the substitution of the proposed organizational documents in their place to (among other matters) reflect the changes effected by Organizational Documents Proposals A through F (“Organizational Documents Proposal G” and together with Organizational Documents Proposal A, Organizational Documents Proposal B, Organizational Documents Proposal C, Organizational Documents Proposal D, Organizational Documents Proposal E and Organizational Documents Proposal F, the “Organizational Documents Proposals”);

5.	The Director Election Proposal – For the holders of Class B ordinary shares to consider and vote upon a proposal to (i) re-elect our current directors, Omar Asali, Michael Jones, Thomas Corley and Robert King and (ii) elect Steve Kovach, Salil Seshadri, Michael Gliedman and Alicia Tranen, in each case, to serve as directors until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal (the “Director Election Proposal”);

6.	The Incentive Plan Proposal – To consider and vote upon a proposal to approve the One Madison Corporation 2019 Omnibus Incentive Plan (the “Incentive Plan Proposal”); and

7.	The Adjournment Proposal – To consider and vote upon a proposal to approve the adjournment of the general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the NYSE Proposal (the “Adjournment Proposal” and, together with the Business Combination Proposal, the NYSE Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Incentive Plan Proposal the “Proposals”).

After careful consideration, One Madison’s board of directors has determined that the Business Combination Proposal, the NYSE Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Adjournment Proposal are in the best interests of One Madison and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals. The existence of financial and personal interests of One Madison’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of One Madison and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the Proposals. See the section entitled “The Business Combination – Interests of Certain Persons in the Business Combination” for a further discussion.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:	Are the Proposals conditioned on one another?

A:	The closing is conditioned on, among other things, the approval of the Business Combination Proposal and the NYSE Proposal at the general meeting. The Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of Business Combination Proposal and the NYSE Proposal. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Q:	Why is One Madison providing shareholders with the opportunity to vote on the business combination?

A:	Under our existing organizational documents, we must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of the business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, we have elected to provide our shareholders with the opportunity to have their public shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, we are seeking to obtain the approval of our shareholders of the Business Combination Proposal in order to allow our public shareholders to effectuate redemptions of their public shares in connection with the closing. The approval of our shareholders of the Business Combination Proposal is also a condition to closing in the stock purchase agreement.

Q:	What is the relationship between One Madison and the investors who are investing in One Madison in private placements to fund the business combination?

A:	Pursuant to the forward purchase agreements, the anchor investors have committed, subject to the terms and conditions therein, to purchase an aggregate of 15,000,000 Class A ordinary shares or Class C ordinary shares, plus an aggregate of 5,000,000 redeemable warrants to purchase one Class A ordinary share or one Class C ordinary share at $11.50 per share, for an aggregate purchase price of $150,000,000, or $10.00 per Class A ordinary share or Class C ordinary share, as applicable, in a private placement to close concurrently with the closing.

Simultaneously with the consummation of our IPO and the sale of the units, we consummated a private placement of 8,000,000 warrants at a price of $1.00 per warrant, issued to our anchor investors and the BSOF entities, generating total proceeds of $8,000,000.

In addition, pursuant to the subscription agreements, the subscription investors (which includes certain of the anchor investors) have committed to purchase an aggregate 14,200,000 million of Class A ordinary shares or Class C ordinary shares, for $10.00 per share, for an aggregate purchase price of $142,000,000. Please see the section entitled “The Business Combination – Related Agreements” for more information.

For more information about the interests of our Sponsor, officers and directors in the business combination, see the section entitled “The Business Combination – Interests of Certain Persons in the Business Combination.”

Q:	Will the management of One Madison and Ranpak change following the business combination?

A:	Following the closing, Ranpak will continue to be led by certain members of its current management team. Messrs. Borseth, Thomas, Laurensse and Grassotti will serve as officers of One Madison. In addition, Mr. Omar Asali will serve as Executive Chairman of the board of directors. Messrs. Omar Asali, Michael Jones, Thomas Corley and Robert King have been re-nominated to serve as directors of One Madison. Messrs. Steve Kovach, Salil Seshadri and Michael Gliedman and Ms. Alicia Tranen have been nominated to serve as directors of One Madison upon completion of the business combination. Please see “Proposal No. 11 – The Director Election Proposal” and the section entitled “Officers and Directors of One Madison After the Business Combination” for more information.

Q:	How were the transaction structure and consideration for the business combination determined?

A:	The business combination was the result of an extensive search for a potential transaction utilizing the global network and investing and operating experience of One Madison’s management team and board of directors. The terms of the business combination were the result of extensive negotiations between One Madison, Seller and the other parties to the business combination. Please see the section entitled “The Business Combination – Background of the Business Combination” for more information.

Q:	What conditions must be satisfied to complete the business combination?

A:	There are a number of closing conditions in the stock purchase agreement, including the approval by our shareholders of the Business Combination Proposal and the NYSE Proposal as well as certain regulatory approvals. For a summary of the conditions that must be satisfied or waived prior to completion of the business combination, see the section entitled “The Business Combination – The Stock Purchase Agreement – Conditions to Closing of the Business Combination.”

Q:	What equity stake will current One Madison public shareholders, the equity financing investors and our Sponsor, officers and directors hold in One Madison following the consummation of the business combination?

A:	Assuming there are no redemptions of our public shares and that no additional shares are issued prior to completion of the business combination, and assuming that One Madison completes the proposed warrant exchange, it is anticipated that, upon completion of the business combination and related transactions, the ownership of One Madison by our public shareholders, JS Capital, Soros Capital, SFT (Delaware) Management, the BSOF entities and our Sponsor, officers and directors will be as follows:

●	The public shareholders (other than the BSOF entities) would own 26,000,000 shares, representing 36.5% of our total outstanding shares;

●	JS Capital would own 23,606,865 shares, representing 33.1% of our total outstanding shares;

●	Soros Capital would own 3,590,195 shares, representing 5.0% of our total outstanding shares;

●	SFT (Delaware) Management would own 2,921,099 shares, representing 4.1% of our total outstanding shares;

●	The BSOF entities would own 4,581,000 shares, representing 6.4% of our total outstanding shares;

●	Our Sponsor would own 6,272,000 shares, representing 8.8% of our total outstanding shares; and

●	Our officers and directors (including directors nominated for election at the general meeting) would own 3,283,837 shares, representing 4.6% of our total outstanding shares.

The preceding description of the ownership of One Madison’s securities is accurate as of the date of filing of this proxy statement/prospectus and does not take into account any transactions that may be entered into after the date hereof, except that the preceding description assumes the exchange of 8,000,000 private placement warrants for 800,000 Class A ordinary shares or Class C ordinary shares, based upon an exchange ratio of 10 private placement warrants for one Class A ordinary share or Class C ordinary share. None of the holders of the private placement warrants have committed to participate in the proposed warrant exchange, and there can be no assurances that any such holder will participate in such exchange.

The ownership percentages set forth above do not take into account any warrants that will be outstanding as of the closing and may be exercised thereafter. If the actual facts are different than these assumptions, the percentage ownership retained by One Madison’s existing shareholders in One Madison following the business combination will be different. For example, if we assume that the proposed warrant exchange is not completed and that all 15,000,000 public warrants, 8,000,000 private placement warrants and 5,000,000 forward purchase warrants were exercisable and exercised following completion of the business combination and related transactions, then the ownership of One Madison by our public shareholders, JS Capital, Soros Capital, SFT (Delaware) Management, the BSOF entities and our Sponsor, officers and directors would be as follows:

●	The public shareholders (other than the BSOF entities) would own 39,000,000 shares, representing 39.6% of our total outstanding shares;

●	JS Capital would own 31,115,199 shares, representing 31.6% of our total outstanding shares;

●	Soros Capital would own 4,885,988 shares, representing 5.0% of our total outstanding shares;

●	SFT (Delaware) Management would own 3,364,362 shares, representing 3.4% of our total outstanding shares;

●	The BSOF entities would own 7,085,000 shares, representing 7.2% of our total outstanding shares;

●	Our Sponsor would own 6,272,000 shares, representing 6.4% of our total outstanding shares; and

●	Our officers and directors (including directors nominated for election at the general meeting) would own 5,521,115 shares, representing 5.6% of our total outstanding shares.

The preceding description of the ownership of One Madison’s securities is accurate as of the date of filing of this proxy statement/prospectus and does not take into account any transactions that may be entered into after the date hereof.

The public warrants, forward purchase warrants and, if the proposed warrant exchange is not completed, the private placement warrants will become exercisable 30 days after the completion of the business combination and will expire five years after the completion of the business combination or earlier upon redemption or liquidation.

You should read “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:	Why is One Madison proposing the NYSE Proposal?

A:	One Madison is proposing the NYSE Proposal to comply with Rule 312.03 of the NYSE Listed Company Manual, which requires stockholder approval prior to the issuance of shares of common stock in certain circumstances, including (a) if such common stock has, or will have upon issuance, voting power equal to 20% or more of the voting power outstanding before the issuance of such stock, (b) if such common stock is issued to a related party and the number of shares of common stock to be issued exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance (or, if the related party is classified as such solely because such person is a substantial security holder and the issuance relates to sale of stock for cash at a price at least as great as each of the book and market value of the common stock, exceeds five percent of the number of shares of common stock or five percent of the voting power outstanding before the issuance) and (c) if such issuance will result in a change of control of the issuer.

Pursuant to the subscription agreements, we will issue (x) subscription shares to the subscription investors that will exceed 20% of the voting power outstanding before such issuances and (y) subscription shares to certain related parties that will exceed one percent of the number of ordinary shares and one percent of the voting power outstanding before the issuance. In addition, the issuance of shares of our voting ordinary shares to the subscription investors could be deemed to result in a change of control of One Madison. As a result, One Madison is required to obtain stockholder approval of such issuances pursuant to Rule 312.03 of the NYSE Listed Company Manual. Stockholder approval of the NYSE Proposal is also a condition to closing in the stock purchase agreement. See the section entitled “Proposal No. 2 – The NYSE Proposal” for additional information.

Q:	Why is One Madison proposing the Domestication Proposal?

A:	One Madison’s shareholders are also being asked to consider and vote upon a proposal to approve a change of One Madison’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, which is referred to as the “domestication.” The Domestication Proposal allows One Madison to re-domicile as a Delaware entity. We believe that the domestication would, among other things, provide legal, administrative, and other similar efficiencies; relocate our jurisdiction of organization to one that is the choice of domicile for many publicly traded corporations, as there is an abundance of case law to assist in interpreting the DGCL, and the Delaware legislature frequently updates the DGCL to reflect current technology and legal trends; and provide a favorable corporate environment which will help us compete more effectively with other publicly traded companies in raising capital and in attracting and retaining skilled and experienced personnel. Additionally, the domestication would avoid certain tax inefficiencies. See the section entitled “Proposal No. 3 – The Domestication Proposal,” for additional information.

Q:	How will the domestication affect my public shares, public warrants and units?

A:	Upon the domestication, each of One Madison’s then issued and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares will automatically convert by operation of law into one share of its Class A common stock, Class B common stock and Class C common stock, respectively, in accordance with the terms of the proposed charter. Similarly, all of One Madison’s outstanding warrants will become warrants to acquire shares of Class A common stock or Class C common stock, as applicable, and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, the outstanding units of One Madison will become units of One Madison Delaware (each of which consisting of one share of Class A common stock and one-half of one warrant to purchase one share of Class A common stock), and after the effectiveness of the domestication and in connection with the closing, each outstanding unit of One Madison Delaware will be separated into its component common stock and warrants.

Q:	What amendments will be made to the existing organizational documents of One Madison?

A:	In connection with the domestication, One Madison’s shareholders also are being asked to consider and vote upon a proposal to replace the existing organizational documents of One Madison under the Cayman Islands Companies Law with the proposed organizational documents of One Madison Delaware under the DGCL, which differ materially from the existing organizational documents in the following respects:

	Existing Organizational Documents	Proposed Organizational Documents
Corporate Name (Organizational Documents Proposal A)	The existing organizational documents provide the name of the company is “One Madison Corporation.” See paragraph 1 of the existing organizational documents.	The proposed organizational documents provide the new name of the corporation to be “ .” See Article 1 of the proposed charter.
Exclusive Forum (Organizational Documents Proposal A)	The existing organizational documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The proposed organizational documents adopt Delaware as the exclusive forum for certain stockholder litigation. See Article 10 of the proposed charter.
Perpetual Existence (Organizational Documents Proposal A)

The existing organizational documents provide that if we do not consummate a business combination (as defined in our existing organizational documents) by January 22, 2020, One Madison will cease all operations except for the purposes of winding-up, liquidation and dissolution and shall redeem the shares issued in our initial public offering and liquidate our trust account.

See Article 49.4 of the existing organizational documents.

The proposed organizational documents contain the same provisions as the existing organizational documents with regard to the cessation of operations if we do not consummate a business combination by January 22, 2020. However, upon consummation of the business combination, such provisions will no longer apply and One Madison Delaware’s existence will be perpetual.
Provisions Related to Status as Blank Check Company (Organizational Proposal A)

The existing organizational documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

See Article 49 of the existing organizational documents.

The proposed organizational documents include provisions related to our status as a blank check company prior to the consummation of a business combination. However, upon consummation of the business combination, such provisions will no longer apply, as One Madison Delaware will cease to be a blank check company at such time.

	Existing Organizational Documents	Proposed Organizational Documents
Classified Board of Directors (Organizational Documents Proposal B)	The existing organizational documents do not provide for a classified board of directors.

The proposed organizational documents provide that the board of directors of One Madison Delaware will be divided into three classes, with each class generally serving for a term of three years and only one class of directors being elected in each year and to make certain related changes.

See Article 6(C) of the proposed charter and Section 3.02 of the proposed bylaws.

Removal for Cause (Organizational Documents Proposal C)

The existing organizational documents provide that any director may be removed from office by an ordinary resolution of the holders of the Class B ordinary shares.

See Article 29 of the existing organizational documents.

The proposed organizational documents provide that any or all of One Madison Delaware’s board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of not less than a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

See Article 6(E) of the proposed charter and Section 3.13 of the proposed bylaws.

Advance Notice of Shareholder Nominations (Organizational Documents Proposal D)	The existing organizational documents do not provide for advance notice procedures with regard to the nomination by shareholders of candidates for election to the board of directors.

The proposed bylaws provide that a shareholder must provide notice to the Secretary of any nominations of persons for election to the board of directors not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting of stockholders, subject to certain exceptions set forth in the proposed organizational documents.

See Section 2.10 of the proposed bylaws.

Ability of Stockholder to Call a Special Meeting (Organizational Documents Proposal E)

The existing organizational documents provide that the board of directors shall, on a shareholder’s request, proceed to convene an extraordinary general meeting of One Madison, provided that the requesting shareholder holds not less than 30% in par value of the issued shares entitled to vote at a general meeting.

See Article 20.3 of the existing organizational documents.

The proposed bylaws do not permit the stockholders of One Madison Delaware to call a special meeting. See Article 7(B) of the proposed charter and Section 2.03 of the proposed bylaws.
Action by Written Consent (Organizational Documents Proposal F)

The existing organizational documents provide that a resolution in writing signed by all the shareholders entitled to vote at general meetings shall be as valid and effective as if the same had been passed at a duly convened and held general meeting.

See Article 22.3 of the existing organizational documents.

The proposed organizational documents provide that, subject to the rights of the holders of any class or series of preferred stock then outstanding, any action required or permitted to be taken by One Madison Delaware’s stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

See Article 7(C) of the proposed charter and Section 2.07 of the proposed bylaws.

Q:	What happens if I sell my ordinary shares before the general meeting?

A:	The record date for the general meeting is earlier than the date that the business combination is expected to be completed. If you transfer your ordinary shares after the record date, but before the general meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the general meeting. However, you will not be able to seek redemption of your ordinary shares because you will no longer be able to deliver them for cancellation upon consummation of the business combination in accordance with the provisions described herein. If you transfer your ordinary shares prior to the record date, you will have no right to vote those shares at the general meeting or have those shares redeemed for a pro rata portion of the proceeds held in the trust account.

Q:	What vote is required to approve the Proposals presented at the general meeting?

A:	The Business Combination Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of not less than a majority of the ordinary shares as of the record date that are present and vote at the general meeting. Pursuant to our existing organizational documents, until the closing, only holders of Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Election Proposal. The election of each director nominee must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of not less than a majority of the outstanding Class B ordinary shares as of the record date that are present and vote at the general meeting. Approval of the Organizational Documents Proposals and the Domestication Proposal must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting.

Q:	May the Sponsor, directors, officers, advisors or their affiliates purchase public shares or warrants prior to or in connection with the business combination?

A:	Prior to or in connection with the business combination, our Sponsor, directors, officers, or advisors or their respective affiliates may purchase public shares or warrants. None of our Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if prohibited during a restricted period under Regulation M under the Exchange Act. Such purchases of public shares may be in privately negotiated transactions with shareholders who would have otherwise elected to have their public shares redeemed in connection with the business combination. In the event that our Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders may be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases of public shares may be effected at purchase prices that are below or in excess of the per share pro rata portion of the trust account.

Q:	How many votes do I have at the general meeting?

A:	One Madison’s shareholders are entitled to one vote at the general meeting for each ordinary share held of record as of , 2019, the record date for the general meeting (the “record date”). As of the close of business on the record date, there were a combined 41,250,000 outstanding ordinary shares, of which, pursuant to its forward purchase agreement, one of the anchor investors has waived its right to vote any of its 398,936 Class B ordinary shares on any matter for so long as such shares are held by such anchor investor or any of its controlled affiliates.

Q:	What constitutes a quorum at the general meeting?

A:	Holders of a majority of the issued shares entitled to vote at the general meeting, present in person or represented by proxy, constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the general meeting. As of the record date for the general meeting, 20,625,001 ordinary shares, in the aggregate, would be required to achieve a quorum.

Q:	How will One Madison’s Sponsor, directors, officers and the equity financing investors vote?

A:	In connection with the IPO, we entered into an agreement with our Sponsor and each of our directors and officers, pursuant to which each agreed to vote any ordinary shares owned by them in favor of the Business Combination Proposal and the NYSE Proposal. In addition, pursuant to the equity financing agreements and the voting agreement, the equity financing investors have also agreed to vote ordinary shares owned by them in favor of the Business Combination Proposal and the NYSE Proposal. Currently, shareholders that have agreed to vote ordinary shares owned by them in favor of the Business Combination Proposal and the NYSE Proposal own approximately 36% of our issued and outstanding ordinary shares, in the aggregate, including the founder shares and the shares held by the BSOF entities. See the section entitled “The Business Combination – Related Agreements – Amended and Restated Voting Agreement.”

Q:	What interests do the current officers and directors have in the business combination?

A:	In considering the recommendation of our board of directors to vote in favor of the business combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the business combination that are different from, or in addition to, those of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the business combination and in recommending to shareholders that they approve the business combination. Shareholders should take these interests into account in deciding whether to approve the business combination. These interests include, among other things:

●	the fact that 6,272,000 founder shares held by our Sponsor, for which it paid approximately $18,180, will convert on a one-for-one basis, into 6,272,000 Class A ordinary shares (or Class C ordinary shares, at the election of the Sponsor) upon the closing (assuming (x) no public shares are redeemed by public shareholders in connection with the business combination and (y) no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for Class A ordinary shares or Class C ordinary shares are issued by us in connection with or in relation to the consummation of the business combination), and such shares, if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of our Class A ordinary shares on the NYSE on , 2019;

●	the fact that our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by January 22, 2020;

●	the fact that certain of our officers and directors have loaned amounts to One Madison pursuant to the working capital promissory note for One Madison to use to pay working capital expenses, including expenses incurred in connection with the business combination, which amounts are to be repaid in connection with the closing and if the business combination does not close, there may be insufficient assets outside the trust account to satisfy such loans in full;

●	the fact that in connection with the IPO, we entered into the forward purchase agreements with the anchor investors, which include certain of our and our Sponsor’s directors, officers and employees, which provide for the purchase by the anchor investors of an aggregate of 15,000,000 Class A ordinary shares or Class C ordinary shares, plus an aggregate of 5,000,000 forward purchase warrants (subject to reallocation as provided in the reallocation agreement), for an aggregate purchase price of $10.00 per ordinary share, in a private placement to occur immediately prior to the closing;

●	the fact that in connection with the business combination, we entered into the subscription agreements with the subscription investors, which include certain of our and our Sponsor’s directors, officers and employees, which provide for the purchase by the subscription investors of an aggregate of 14,200,000 Class A ordinary shares or Class C ordinary shares (plus forward purchase warrants reallocated pursuant to the reallocation agreement), for an aggregate purchase price of $10.00 per ordinary share, in a private placement to occur immediately prior to the closing;

●	the fact that the equity financing investors, which include certain officers and directors of One Madison, own 3,750,000 founder shares, which will convert on a one-for-one basis, into 3,750,000 Class A ordinary shares (or Class C ordinary shares, at the election of the holder) upon the closing (assuming (x) no public shares are redeemed by public shareholders in connection with the business combination and (y) no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for Class A ordinary shares or Class C ordinary shares are issued by us in connection with or in relation to the consummation of the business combination), and such shares, if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of our Class A ordinary shares on , 2019;

●	the fact that our Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if One Madison fails to complete an initial business combination by January 22, 2020;

●	the fact that certain of our and our Sponsor’s directors, officers and employees own founder shares, which will convert into ordinary shares upon the closing;

●	the fact that if the trust account is liquidated, including in the event One Madison is unable to complete an initial business combination by January 22, 2020, our Sponsor has agreed that it will be liable to One Madison if and to the extent any claims by a vendor for services rendered or products sold to One Madison, or a prospective target business with which One Madison has entered into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case, less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”);

●	the continuation of our current directors and officers as directors and officers of One Madison;

●	the continued indemnification of One Madison’s current directors and officers and the continuation of One Madison’s directors’ and officers’ liability insurance after the business combination;

●	the fact that our Sponsor, officers and directors were not permitted to participate in the formation of, or become a director or officer of, any other blank check company until we entered into a definitive agreement regarding an initial business combination or failed to complete an initial business combination by January 22, 2020; and

●	the fact that our Sponsor, officers and directors will not be reimbursed for any out-of-pocket expenses from any amounts held in the trust account if an initial business combination is not consummated by January 22, 2020.

Q:	What happens if the business combination is not completed?

A:	Under our existing organizational documents, if the business combination is not completed and we do not otherwise consummate an alternative initial business combination by January 22, 2020, we will be required to liquidate and dissolve the trust account by returning the then-remaining funds in such account to our public shareholders.

Q:	Do I have redemption rights?

A:	Pursuant to our existing organizational documents, we are providing public shareholders with the opportunity to have their public shares redeemed at the closing at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the closing, including interest (net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described in this proxy statement/prospectus. For illustrative purposes, based on the fair value of marketable securities held in the trust account as of December 31, 2018 of approximately $305,118,446, the estimated per share redemption price would have been approximately $10.17. Our existing organizational documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the public shares, without One Madison’s prior consent. There will be no redemption rights with respect to our warrants. The holders of our founder shares have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and, with respect to the holders of our founder shares other than the anchor investors and the BSOF entities, any public shares they may have acquired after our IPO in connection with the completion of the business combination. The BSOF entities have also agreed to waive their redemption rights with respect to 4,000,000 Class A ordinary shares in the aggregate owned by the BSOF entities. The other members of our management team have entered into agreements similar to the one entered into by our Sponsor with respect to any public shares acquired by them since our IPO. The founder shares are excluded from the pro rata calculation used to determine the per share redemption price.

Additionally, shares properly tendered for redemption will only be redeemed if the business combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the trust account (including interest but net of income taxes payable) in connection with the liquidation of the trust account or if we subsequently complete a different business combination on or prior to January 22, 2020, and such shares are tendered for redemption in connection with such different business combination.

Pursuant to our existing organizational documents, we are required to pay the redemption price to public shareholders who properly exercise their redemption rights promptly following the closing. The closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the general meeting and payment of the redemption price.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether you vote your ordinary shares for or against or abstain from voting on the Business Combination Proposal or any other Proposal described in this proxy statement/prospectus. As a result, the business combination can be approved by shareholders who will redeem their shares and no longer remain shareholders.

Q:	How do I exercise my redemption rights?

A:	In order to exercise your redemption rights, you must (i) if you hold your ordinary shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares, and (ii) prior to , local time, on , 2019 (two (2) business days before the general meeting), tender your shares electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Your written request should include a certification that you are not acting in concert or as a partnership, syndicate, or other “group” (as defined in Section 13 of the Exchange Act) with any other shareholder with respect to ordinary shares. A public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the public shares, without One Madison’s prior consent. There will be no redemption rights with respect to our warrants.

Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares delivered electronically in order to exercise their redemption rights. Holders of outstanding units of One Madison must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using the Depository Trust & Clearing Corporation (“DTCC”) DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the business combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares. You may make such request by contacting our transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:	A U.S. Holder (as defined in “U.S. Federal Income Tax Considerations” below) of ordinary shares or common stock as the case may be, that exercises its redemption rights to receive cash from the trust account in exchange for such ordinary shares or common stock may (subject to the application of the PFIC rules) be treated as selling such ordinary shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of ordinary shares or common stock, as the case may be, that a U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a U.S. Holder, see the sections entitled “U.S. Federal Income Tax Considerations – Tax Consequences of the Ownership and Disposition of One Madison Ordinary Shares and Warrants if the Domestication Does Not Occur – Redemption of Ordinary Shares” and “U.S. Federal Income Tax Considerations – Tax Consequences of a Redemption of One Madison Delaware Common Stock.”

Additionally, because the domestication will occur (if it is approved) prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the PFIC rules as a result of the domestication. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “U.S. Federal Income Tax Considerations.” We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

If the domestication occurs, a Non-U.S. Holder (as defined in “U.S. Federal Income Tax Considerations” below) of One Madison Delaware common stock that exercises its redemption rights to receive cash from the trust account in exchange for such common stock, like a U.S. Holder, will also generally be treated as selling such common stock. Gain recognized by a Non-U.S. Holder in connection with a redemption generally will not be subject to U.S. federal income tax unless certain exceptions apply. However, as with U.S. Holders, a redemption by a Non-U.S. Holder may be treated as a distribution for U.S. federal income tax purposes, depending on the amount of common stock that a Non-U.S. Holder owns or is deemed to own (including through the ownership of warrants). Any portion of such distribution that constitutes a dividend for U.S. federal income tax purposes will generally be subject to withholding tax at a rate of 30% of the gross amount of the dividend (unless such Non-U.S. Holder establishes that they are eligible for a reduced rate of withholding tax under an applicable income tax treaty or certain other exceptions apply).

Because the determination as to whether a redemption is treated as a sale or a distribution is dependent on matters of fact, withholding agents may presume, for withholding purposes, that all amounts paid to Non-U.S. Holders in connection with a redemption are treated as distributions in respect of such Non-U.S. Holder’s shares of One Madison Delaware common stock. Accordingly, a Non-U.S. Holder should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to a Non-U.S. Holder pursuant to a redemption at a rate of 30% unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a Non-U.S. Holder, see the section entitled “U.S. Federal Income Tax Considerations – Tax Consequences of a Redemption of One Madison Delaware Common Stock.”

Q:	What are the U.S. federal income tax consequences of the Domestication Proposal?

A:	The domestication should constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming that the domestication so qualifies, the following summarizes the consequences to U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) of the domestication:

●	Subject to the discussion below concerning passive foreign investment companies (“PFICs”), a U.S. Holder of One Madison ordinary shares whose ordinary shares have a fair market value of less than $50,000 on the date of the domestication and does not own actually and constructively 10% or more (by vote or value) of One Madison (a “10% shareholder”) will not recognize any gain or loss and will not be required to include any part of One Madison’s earnings in income.

●	Subject to the discussion below concerning PFICs, a U.S. Holder of One Madison ordinary shares whose ordinary shares have a fair market value of $50,000 or more, but who is not a 10% shareholder will generally recognize gain (but not loss) on the deemed receipt of One Madison Delaware common stock in the domestication. As an alternative to recognizing gain as a result of the domestication, such U.S. Holders may file an election to include in income, as a dividend, the “all earnings and profits amount” (as defined in the regulations promulgated under the code (the “Treasury Regulations”) under Section 367) attributable to its One Madison ordinary shares provided certain other requirements are satisfied.

●	Subject to the discussion below concerning PFICs, a U.S. Holder of One Madison ordinary shares who on the date of the domestication is a 10% shareholder will generally be required to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367) attributable to its One Madison ordinary shares provided certain other requirements are satisfied.

●	As discussed further under “U.S. Federal Income Tax Considerations” below, One Madison believes that it is (and has been) treated as a PFIC for U.S. federal income tax purposes. In the event that One Madison is (or in some cases has been) treated as a PFIC, notwithstanding the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain as a result of the domestication unless the U.S. Holder makes (or has made) certain elections discussed further under “U.S. Federal Income Tax Considerations – The Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and with what effective date, other final Treasury Regulations under Section 1291(f) of the Code will be adopted. Further, it is not clear how any such regulations would apply to the warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the domestication, see the section entitled “U.S. Federal Income Tax Considerations.” Each U.S. Holder of One Madison ordinary shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules to the exchange of One Madison shares for one Madison Delaware shares and One Madison warrants for a One Madison Delaware warrant pursuant to the domestication.

Additionally, the domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) to become subject to U.S. federal income withholding taxes on any dividends in respect of such non-U.S. Holder’s One Madison Delaware common stock subsequent to the domestication.

The tax consequences of the domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the domestication, see the section entitled “U.S. Federal Income Tax Considerations.”

Q:	If I am a warrant holder, can I exercise redemption rights with respect to my warrants?

A:	No. The holders of our warrants have no redemption rights with respect to our warrants.

Q:	Do I have appraisal rights if I object to the business combination?

A:	No. There are no appraisal rights available to holders of ordinary shares in connection with the business combination under the Cayman Islands Companies Law or the DGCL.

Q:	Do I have appraisal rights in connection with the Domestication Proposal?

A:	No. There are no appraisal rights available to holders of ordinary shares in connection with the Domestication Proposal under the Cayman Islands Companies Law or the DGCL.

Q:	What happens to the funds deposited in the trust account after consummation of the business combination?

A:	If the Business Combination Proposal is approved, One Madison intends to use a portion of the funds held in the trust account to pay (i) tax obligations and deferred underwriting commissions from the IPO and (ii) for any redemptions of public shares. The remaining balance in the trust account, together with proceeds received from the financing will be used to finance the consideration payable in the business combination and the costs and expenses incurred in connection therewith, with the remaining balance used for working capital purposes. See the section entitled “The Business Combination” for additional information.

Q:	What happens if the business combination is not consummated or is terminated?

A:	There are certain circumstances under which the stock purchase agreement may be terminated. See the section entitled “The Business Combination – The Stock Purchase Agreement – Termination” for additional information regarding the parties’ specific termination rights. In accordance with our existing organizational documents, if an initial business combination is not consummated by January 22, 2020, One Madison will (i) cease all operations except for the purpose of winding-up, liquidation and dissolution; (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the proceeds then on deposit in the trust account, including interest earned on the trust account and not previously released to One Madison to pay income taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders of One Madison (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of One Madison’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

One Madison expects that the amount of any distribution its public shareholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the business combination, subject in each case to One Madison’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. Holders of our founder shares have waived any right to any liquidating distributions with respect to those shares.

In the event of liquidation, there will be no distribution with respect to One Madison’s outstanding warrants. Accordingly, the warrants will expire worthless.

Q:	When is the business combination expected to be consummated?

A:	It is currently anticipated that the business combination will be consummated as promptly as possible following the general meeting of One Madison shareholders to be held on , 2019, provided that all the requisite shareholder approvals are obtained and other conditions to the consummation of the business combination have been satisfied or waived. The closing is subject to certain regulatory approvals, including under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (the “HSR Act”), and as a result, may be subject to substantial delay. The stock purchase agreement may be terminated and the business combination and the other transactions contemplated thereby may be abandoned at any time prior to the closing by written notice to One Madison from Seller if the approval of One Madison’s shareholders in respect of the Business Combination Proposal and the NYSE Proposal is not obtained at the One Madison general meeting (unless the One Madison general meeting is adjourned due to select circumstances, in which case Seller will have the ability to terminate the stock purchase agreement if the approval of One Madison’s shareholders in respect of such Proposals is not obtained at the One Madison general meeting within ten (10) calendar days following the dissemination of any supplement or amendment to this proxy statement/prospectus). For a description of the conditions for the completion of the business combination, see the section entitled “The Business Combination – The Stock Purchase Agreement – Conditions to Closing of the Business Combination” beginning on page 86.

Q:	What do I need to do now?

A:	You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including “Risk Factors” and the annexes, and the documents incorporated by reference herein, and to consider how the business combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:	If you were a holder of record of ordinary shares on , 2019, the record date for the general meeting of One Madison shareholders, you may vote with respect to the Proposals in person at the general meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the general meeting and vote in person, obtain a proxy from your broker, bank or nominee. Abstentions will have the effect of a vote against the NYSE Proposal and the Incentive Plan Proposal but will not be treated as shares voted and therefore will not have any effect with respect to any other Proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast and will have no effect on the outcome of the vote on any of the Proposals. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal and the Domestication Proposal.

Q:	What will happen if I abstain from voting or fail to vote at the general meeting?

A:	At the general meeting, One Madison will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will count as a vote against the NYSE Proposal and the Incentive Plan Proposal but will have no effect on any of the other Proposals.

Q:	What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by One Madison without an indication of how the shareholder intends to vote on a Proposal will be voted “FOR” each director nominee and Proposal presented to the shareholders.

Q:	If I am not going to attend the general meeting in person, should I submit my proxy card instead?

A:	Yes. Whether you plan to attend the general meeting or not, please read this proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	What is a broker non-vote?

A:	Generally, a broker non-vote occurs when a bank, broker, custodian or other record holder that holds shares in “street name” is precluded from exercising voting discretion on a particular proposal because (i) the beneficial owner has not instructed the bank, broker, custodian or other record holder how to vote, and (ii) the bank, broker, custodian, or other record holder lacks discretionary voting power to vote such shares. Absent specific voting instructions from the beneficial owners of such shares, a bank, broker, custodian or other record holder does not have discretionary voting power with respect to the approval of “non-routine” matters, such as the Business Combination Proposal and the Domestication Proposal.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q:	May I change my vote after I have submitted my executed proxy card?

A:	Yes. You may change your vote by sending a later-dated, signed proxy card to One Madison’s secretary at the address listed below so that it is received by our secretary prior to the general meeting or attend the general meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to One Madison’s secretary, which must be received prior to the general meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

One Madison Corporation
3 East 28th Street, 8th Floor
New York, NY 10016
Attention: Secretary

You may also contact our proxy solicitor at:

Telephone:
(banks and brokers call collect at           )
Email:

To obtain timely delivery, our shareholders must request the materials no later than five (5) business days prior to the general meeting.

You may also obtain additional information about One Madison from documents filed with the United States Securities and Exchange Commission (the “SEC”) by following the instructions in the section entitled “Where You Can Find Additional Information; Incorporation by Reference.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your shares electronically to our transfer agent at least two business days prior to the general meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	One Madison will pay the cost of soliciting proxies for the general meeting. One Madison has engaged (“ ”) to assist in the solicitation of proxies for the general meeting. One Madison has agreed to pay a fee of $ , plus disbursements. One Madison will reimburse for reasonable out-of-pocket losses, damages and expenses. One Madison will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of ordinary shares and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Summary of the Proxy Statement/Prospectus

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the business combination and the Proposals to be considered at the general meeting, you should read this entire proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference herein. See also the section entitled “Where You Can Find Additional Information; Incorporation by Reference.”

Parties to the Business Combination

One Madison

One Madison is a blank check company incorporated on July 13, 2017 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Our units, Class A ordinary shares and warrants are currently listed on the NYSE under the symbol “OMAD.U,” “OMAD” and “OMAD.WS,” respectively. The units commenced public trading on January 18, 2018 and the Class A ordinary shares and warrants commenced public trading on February 26, 2018. Upon the closing, we intend to change our name from “One Madison Corporation” to “            ”, and we intend to apply to continue the listing of our Class A common stock and warrants on NYSE under the symbols “          ” and “          ” respectively. Our units will not be traded following the closing.

The mailing address of One Madison’s principal executive office is 3 East 28th Street, 8th Floor, New York, NY 10016. Its telephone number is (212) 763-0930. One Madison’s corporate website address is www.onemadisoncorp.com. One Madison’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Seller

Rack Holdings L.P., a Delaware limited partnership, is the parent of Rack Holdings Inc. The mailing address of Seller’s principal executive office is 7990 Auburn Road, Concord Township, OH 44077. Its telephone number is (440) 354-4445.

Rack Holdings

Rack Holdings, through its wholly-owned subsidiary Ranpak, is a leading provider of environmentally sustainable, systems-based, product protection solutions for e-commerce and industrial supply chains.  Rack Holdings delivers high quality protective packaging solutions, while maintaining its commitment to environmental sustainability.  Rack Holdings’ protective packaging systems are designed to be flexible and responsive to the needs of its end users, including the businesses it serves through its extensive network of distributors and directly to select end-users. These protective packaging solutions, which include the accompanying paper consumables, fall into four broad categories:  void-fill, cushioning, wrapping, and end-of-line automation.  Rack Holdings serves an array of end markets including e-commerce, the automotive aftermarket, IT/electronics, machinery/manufacturing, home goods, pharmaceuticals, and others.

The mailing address of Rack Holdings’ principal executive office is 7990 Auburn Road, Concord Township, OH 44077. Its telephone number is (440) 354-4445. Rack Holdings’ corporate website address is www.ranpak.com. Rack Holdings’ website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

The Business Combination

On December 12, 2018, we entered into the stock purchase agreement with Seller and Rack Holdings, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, One Madison will acquire all of the issued and outstanding equity interests of Rack Holdings from Seller.

Pursuant to the stock purchase agreement, One Madison will pay an aggregate purchase price of $950,000,000 in cash, subject to adjustment, in consideration for the acquisition of all of the issued and outstanding equity interests of Rack Holdings from Seller. Financing for the business combination and for related transaction expenses will consist of (i) $300,000,000 of proceeds from the IPO and certain related transactions on deposit in the trust account (plus any interest income accrued thereon since the IPO), net of any redemptions of One Madison’s ordinary shares in connection with the shareholder vote to be held at the general meeting, (ii) $150,000,000 of proceeds from the purchase by the anchor investors pursuant to the forward purchase agreements entered into in connection with the IPO, (iii) $142,000,000 of proceeds from the purchase by the subscription investors pursuant to the subscription agreements entered into in connection with the entry into the stock purchase agreement and (iv) up to $650,000,000 of senior secured credit facilities provided by Goldman Sachs Merchant Banking Division, each as described more fully in this proxy statement/prospectus.

At the closing, Rack Holdings will become an indirect wholly owned subsidiary of One Madison. For more information about the stock purchase agreement and the business combination, see the section entitled “The Business Combination.”

Conditions to the Closing

Conditions to Obligations of One Madison and Seller to Consummate the Business Combination

The obligations of One Madison and Seller to consummate, or cause to be consummated, the business combination are subject to the satisfaction at or prior to the closing of the following conditions, any one or more of which may be waived (if legally permitted) in writing by One Madison and Seller:

●	the approval of the Business Combination Proposal and the NYSE Proposal by One Madison’s shareholders pursuant to this proxy statement/prospectus must have been obtained;

●	all necessary permits, approvals, clearances, and consents of or filings with any regulatory consent authorities must have been procured or made, as applicable; and

●	there must not be in force any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the business combination.

On January 22, 2019, the waiting period under the HSR Act expired.

Conditions to Seller’s Obligations to Consummate the Business Combination

The obligation of Seller to consummate the business combination is subject to the satisfaction at or prior to the closing of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by Seller:

●	the representations and warranties of One Madison set forth in the stock purchase agreement (without giving effect to any materiality qualification therein) must be true and correct in all respects as of the date of the stock purchase agreement and as of the date of the closing, as if made anew at and as of such time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct at and as of such date, except for, in each case, any inaccuracy or omission that would not reasonably be expected to materially adversely affect the ability of One Madison to consummate the business combination;

●	each of the covenants of One Madison to be performed as of or prior to the date of closing must have been performed in all material respects; and

●	Seller must receive a certificate signed by an officer of One Madison, dated the date of closing, certifying that, to the knowledge and belief of such officer, the preceding two bullets above have been satisfied.

Conditions to One Madison’s Obligations to Consummate the Business Combination

The obligation of One Madison to consummate, or cause to be consummated, the business combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by One Madison:

●	the representations and warranties of Seller and Rack Holdings set forth in the stock purchase agreement (without giving effect to any Material Adverse Effect or similar materiality qualification therein), other than the representations and warranties related to corporate organization, due authorization, no conflicts, ownership of shares, subsidiaries, capitalization, brokers’ fees and no Material Adverse Effect must be true and correct as of the date of closing, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct at and as of such date, except for, in each case, any inaccuracy or omission that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

●	the representations and warranties of Rack Holdings set forth in the stock purchase agreement related to no Material Adverse Effect must be true and correct in all respects as of the date that they expressly speak;

●	each of the representations and warranties of Seller and Rack Holdings set forth in the stock purchase agreement related to corporate organization, due authorization, no conflicts, ownership of shares, subsidiaries, capitalization and brokers’ fees (without giving effect to any Material Adverse Effect or similar materiality qualification therein) must be true and correct in all material respects as of the date of closing, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

●	each of the covenants of Seller to be performed as of or prior to the closing must have been performed in all material respects;

●	since December 12, 2018, there must not have occurred any event, change, occurrence, effect, development, condition, circumstance, state of facts or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

●	One Madison must have received a certificate signed by an officer of Seller, dated the date of closing, certifying that, to the knowledge and belief of such officer, the conditions described in the preceding five bullets above have been fulfilled.

Other Agreements

The following agreements were entered into in connection with the business combination, the stock purchase agreement and the other transactions contemplated thereby:

Consent of Forward Contract Parties

Concurrently with the execution of the stock purchase agreement, One Madison entered into a consent (the “FPA consent”) with parties to the forward purchase agreements, dated October 5, 2017 and amended on December 15, 2017 and January 5, 2018, that have committed to purchase substantially all of the forward purchase shares pursuant to which, among other things, the consenting forward purchase agreement parties (i) consented to the entry into the stock purchase agreement (subject to the provisions of the forward purchase agreements that One Madison seek the consent of the parties to the forward purchase agreements prior to amending the stock purchase agreement, to the extent required thereunder), (ii) waived any notice requirement and right to participate in the issuance of equity securities in connection with the subscription agreements, (iii) agreed that such parties did not have any right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the trust account, and irrevocably waived any Claim to, or to any monies in, the trust account that such party may have in the future, and (iv) received the right to purchase (x) a number of Class A ordinary shares in lieu of an equal number of Class C ordinary shares set forth on the signature page to the forward purchase agreements, as applicable or (y) a number of Class C ordinary shares in lieu of an equal number of Class A ordinary shares set forth on the signature pages to the forward purchase agreements, as applicable.

See the section entitled “The Business Combination – Related Agreements – Consent of Forward Contract Parties.”

Subscription Agreements

In order to finance a portion of the stock purchase agreement consideration and the costs and expenses incurred in connection therewith, One Madison entered into the subscription agreements with certain equity financing investors concurrently with the execution of the stock purchase agreement, providing for the commitments of such equity financing investors to purchase an aggregate of  14,200,000 shares of One Madison’s Class A ordinary shares, or Class C ordinary shares, for $10.00 per share, for an aggregate purchase price of $142,000,000. Such equity financing investors were granted customary demand and piggyback registration rights on either (i) the same terms negotiated in connection with the forward purchase agreement to which they were a party (if applicable) or (ii) the terms of the registration rights set forth in an exhibit to the applicable subscription agreement to the extent such party did not have existing registration rights for other One Madison securities held by it at the effective time of such subscription agreement. Subject to satisfaction of certain conditions in the subscription agreements, the equity financing investors party to the subscription agreements agreed to vote any Class A ordinary shares owned by such parties in favor of any shareholder approvals sought by One Madison in connection with the business combination.

See the section entitled “The Business Combination – Related Agreements – Subscription Agreements.”

Amended and Restated Voting Agreement

Concurrently with the execution of the stock purchase agreement, One Madison and the BSOF entities entered into the voting agreement, pursuant to which the BSOF entities, holders of 4,000,000 Class A ordinary shares in the aggregate, agreed to vote all such Class A ordinary shares in favor of any shareholder approvals sought by One Madison in connection with the business combination and not to exercise any right of redemption in respect of such Class A ordinary shares. The voting agreement generally prohibits the BSOF entities from transferring their shares prior to the termination of such agreement without the prior written consent of One Madison, unless as a condition to such transfer, the transferee agrees to be bound by the provisions of the voting agreement with respect to the applicable Class A ordinary shares. In addition, the voting agreement provides the BSOF entities with a consent right over material amendments to the stock purchase agreement. In the event One Madison proposes to enter into a material amendment to the stock purchase agreement, One Madison is required to deliver a detailed description of such amendment to the BSOF entities. The BSOF entities will then have ten (10) business days to consent to such material amendment. In the event the BSOF entities do not respond to the consent request, the BSOF entities will be deemed to have consented to the amendment to the stock purchase agreement. The BSOF entities agreed that such parties did not have any Claim to, or to any monies in, the trust account, and irrevocably waived any Claim to, or to any monies in, the trust account that such party may have in the future. Finally, pursuant to the voting agreement, the BSOF entities waived any notice requirement and right to participate in the issuance of equity securities pursuant to the subscription agreements.

See the section entitled “The Business Combination – Related Agreements – Amended and Restated Voting Agreement.”

Forward Purchase Agreement Assignment and Assumption Agreement

Concurrently with the execution of the stock purchase agreement, the Assignor entered into the FPA assignment and assumption agreement with Gerard Griffin, pursuant to which the Assignor, on the terms and subject to the conditions set forth therein, (i) assigned to Mr. Griffin the right and obligation to acquire 350,000 Class A ordinary shares and 116,677 warrants to purchase Class A ordinary shares under the terms of the Assignor’s forward purchase agreement and (ii) sold to Mr. Griffin 87,500 Class B ordinary shares at the same price per share at which the Assignor purchased such Class B ordinary shares from One Madison. The assignment contemplated by the FPA Assignment and Assumption Agreement does not relieve the Assignor of his obligations with respect to the portion of the forward purchase agreement commitment assigned thereunder. Mr. Griffin agreed to waive any Claim in or to any distributions by One Madison from the trust account and agreed not to seek recourse against the trust account for any reason whatsoever. Finally, Mr. Griffin acknowledged and agreed to the transfer restrictions on the Class B ordinary shares under the FPA pursuant to which the Assignor acquired the Class B ordinary shares from One Madison.

See the section entitled “The Business Combination – Related Agreements – Forward Purchase Agreement Assignment and Assumption Agreement.”

Working Capital Promissory Note

Concurrently with the execution of the stock purchase agreement, One Madison issued the working capital promissory note to certain of the sources of equity financing for the business combination under the forward purchase agreements and the subscription agreements in exchange for $4,000,000 of financing to be used for the payment of working capital expenses, including expenses incurred in connection with the business combination. The note is non-interest bearing, unsecured and due on the earliest of (i) the consummation of One Madison’s initial business combination, (ii) 30 days after the date on which the stock purchase agreement is terminated in accordance with its terms and (iii) September 12, 2019. Each funding source acknowledged that the trust account is for the benefit of One Madison’s public shareholders and waived any Claim in or to any monies held in the trust account, or any other asset of One Madison as a result of any liquidation of One Madison, except for the redemption and liquidation rights such party may have in respect of Class A ordinary shares held by it, if any.

See the section entitled “The Business Combination – Related Agreements – Working Capital Promissory Note.”

Reallocation Agreement

Concurrently with the execution of the stock purchase agreement, One Madison entered the reallocation agreement with the sources of equity financing for the business combination under the forward purchase agreements and the subscription agreements, pursuant to which the 3,750,000 Class B ordinary shares issued and the rights to acquire 5,000,000 warrants to purchase Class A ordinary shares arising under the forward purchase agreements were reallocated among all equity financing investors pro rata based on the aggregate amount of equity financing provided by such equity financing investors under the forward purchase agreements and the subscription agreements. The holders of the Class B ordinary shares and warrants that were transferred pursuant to the reallocation agreement are entitled to registration rights for such securities consistent with those set forth in such party’s forward purchase agreement or subscription agreement, as applicable. In addition, the Class B ordinary shares owned by each party to the reallocation agreement following the reallocation are subject to the provisions in the forward purchase agreement relating to Class B ordinary shares, including with respect to the voting of, transfer and forfeiture and waiver of redemption rights with respect to such Class B ordinary shares, or, for the parties to the reallocation agreement that are not party to a forward purchase agreement, the provisions substantially similar to such forward purchase agreement provisions that are set forth on an exhibit to the reallocation agreement. The reallocation was effective as of the execution of the stock purchase agreement and reflected in One Madison’s register of members promptly thereafter.

See the section entitled “The Business Combination – Related Agreements – Reallocation Agreement.”

Debt Commitment Letter

Concurrently with the execution of the stock purchase agreement, One Madison entered into the debt commitment letter with the lenders, pursuant to which the lenders have committed to provide senior secured credit facilities subject to the conditions set forth in the debt commitment letter. The aggregate commitment consists of a $450,000,000 first lien term facility, a $45,000,000 revolving facility, a $100,000,000 first lien contingency term facility and a $100,000,000 second lien contingency term facility. One Madison has the ability to bring in additional revolving lenders to provide up to $30,000,000 additional commitments under the revolving facility. The obligations of the lenders to provide debt financing under the debt commitment letter are subject to a number of conditions.

See the section entitled “The Business Combination – Related Agreements – Debt Commitment Letter.”

Class B Share Consent

Concurrently with the execution of the stock purchase agreement, shareholders holding more than two-thirds of One Madison’s Class B ordinary shares, par value $0.0001 per share, entered into the Class B share consent pursuant to which such shareholders, on behalf of themselves and all other holders of Class B ordinary shares, waived the anti-dilution protection benefiting the Class B ordinary shares under the terms of One Madison’s existing organizational documents with respect to (i) the Class A ordinary shares and Class C ordinary shares to be issued pursuant to the subscription agreements and (ii) any Class A ordinary shares or Class C ordinary shares to be issued by One Madison in connection with the exchange of any of One Madison’s outstanding private placement warrants. As such that, assuming no other equity securities that trigger anti-dilution protection are issued in connection with the business combination and assuming no redemption of Class A ordinary shares by One Madison’s shareholders, on the business day following the consummation of the business combination, each Class B ordinary share will convert into one Class A ordinary share or Class C ordinary share, as applicable.

See the section entitled “The Business Combination – Related Agreements – Class B Share Consent.”

Warrant Exchange Agreement

One Madison is currently in discussions with the anchor investors and the BSOF entities regarding the proposed warrant exchange, pursuant to which the 8,000,000 private placement warrants issued to the anchor investors and the BSOF entities would be deemed automatically cancelled in full (with all rights, liabilities and obligations thereunder discharged in full) and, in consideration therefor, One Madison would issue an aggregate of 800,000 Class A ordinary shares or Class C ordinary shares (at the election of the holder). None of the holders of the private placement warrants have committed to participate in the proposed warrant exchange, and there can be no assurances that any such holder will participate in such exchange. Unless otherwise indicated, descriptions in this proxy statement/prospectus of our capitalization and the ownership of One Madison’s securities do not reflect the proposed warrant exchange.

Amended and Restated Registration Rights Agreement

Currently, our Sponsor, certain of our directors and officers, the BSOF entities and the equity financing investors have registration rights for certain of their respective securities of One Madison pursuant to the registration rights agreement, the strategic partnership agreement and the equity financing agreements, as applicable.

Pursuant to the registration rights agreement, the holders of the private placement warrants, the founder shares and the warrants that may be issued upon conversion of any working capital loans (and the ordinary shares underlying such warrants) are entitled to make up to three demands, excluding short form registration demands, that One Madison register such securities for sale under the Securities Act. In addition, the holders of such securities will have “piggy-back” registration rights to include their securities in other registration statements filed by One Madison subsequent to the consummation of the business combination.

Pursuant to the strategic partnership agreement and the equity financing agreements, we have agreed that we will use our reasonable best efforts (i) to file within 30 days after the closing of the initial business combination (and, with respect to clause (i)(B) below, within 30 days following announcement of the results of the shareholder vote relating to our initial business combination or the results of our offer to shareholders to redeem their ordinary shares in connection with our initial business combination (whichever is later), which we refer to as the “disclosure date”) a registration statement with the SEC for a secondary offering of (A) the forward purchase shares, the Class A ordinary shares and Class C ordinary shares underlying the forward purchase warrants, the subscription shares, and the equity financing investors’ and BSOF Entities’ founder shares, and (B) any other Class A ordinary shares or warrants acquired by the equity investors and the BSOF entities any time after we complete our initial business combination, (ii) to cause such registration statement to be declared effective promptly thereafter, but in no event later than 60 days after the closing or the disclosure date, as the case may be and (iii) to maintain the effectiveness of such registration statement until the earliest of (A) the date on which the equity investors or the BSOF entities cease to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act, subject to certain conditions and limitations set forth in the forward purchase agreements, the strategic partnership agreement and the subscription agreements. One Madison will bear the cost of registering these securities.

The foregoing description of the registration rights currently in effect is not a complete description thereof and is qualified in its entirety by reference to the full text of the registration rights agreement, the strategic partnership agreement and the equity financing agreements, which are filed as exhibits to this proxy statement/prospectus and incorporated herein by reference.

Interests of Certain Persons in the Business Combination

In considering the recommendation of our board of directors to vote in favor of the business combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the business combination that are different from, or in addition to, those of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the business combination, and in recommending to shareholders that they approve the business combination. Shareholders should take these interests into account in deciding whether to approve the business combination. These interests include, among other things:

●	the fact that 6,272,000 founder shares held by our Sponsor, for which it paid approximately $18,180, will convert on a one-for-one basis, into 6,272,000 Class A ordinary shares (or Class C ordinary shares, at the election of the Sponsor) upon the closing (assuming (x) no public shares are redeemed by public shareholders in connection with the business combination and (y) no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for Class A ordinary shares or Class C ordinary shares are issued by us in connection with or in relation to the consummation of the business combination), and such shares, if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of our Class A ordinary shares on the NYSE on , 2019;

●	the fact that our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by January 22, 2020;

●	the fact that certain of our officers and directors have loaned amounts to One Madison pursuant to the working capital promissory note for One Madison to use to pay working capital expenses, including expenses incurred in connection with the business combination, which amounts are to be repaid in connection with the closing and if the business combination does not close, there may be insufficient assets outside the trust account to satisfy such loans in full;

●	the fact that in connection with the IPO, we entered into the forward purchase agreements with the anchor investors, which include certain officers and directors of our Sponsor, which provide for the purchase by the anchor investors of an aggregate of 15,000,000 Class A ordinary shares or Class C ordinary shares, plus an aggregate of 5,000,000 forward purchase warrants (subject to reallocation as provided in the reallocation agreement), for an aggregate purchase price of $10.00 per ordinary share, in a private placement to occur immediately prior to the closing;

●	the fact that in connection with the business combination, we entered into the subscription agreements with the subscription investors, which include certain officers and directors of One Madison, which provide for the purchase by the subscription investors of an aggregate of 14,200,000 Class A ordinary shares or Class C ordinary shares (plus forward purchase warrants reallocated pursuant to the reallocation agreement), for an aggregate purchase price of $10.00 per ordinary share, in a private placement to occur immediately prior to the closing;

●	the fact that the equity financing investors, which include certain officers and directors of One Madison, own 3,750,000 founder shares, which will convert on a one-for-one basis, into 3,750,000 Class A ordinary shares (or Class C ordinary shares, at the election of the holder) upon the closing (assuming (x) no public shares are redeemed by public shareholders in connection with the business combination and (y) no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for Class A ordinary shares or Class C ordinary shares are issued by us in connection with or in relation to the consummation of the business combination), and such shares, if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of our Class A ordinary shares on , 2019;

●	the fact that our Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if One Madison fails to complete an initial business combination by January 22, 2020;

●	the fact that if the trust account is liquidated, including in the event One Madison is unable to complete an initial business combination by January 22, 2020, our Sponsor has agreed that it will be liable to One Madison if and to the extent any claims by a vendor for services rendered or products sold to One Madison, or a prospective target business with which One Madison has entered into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case, less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	the continuation of our current directors and officers as directors and officers of One Madison;

●	the continued indemnification of One Madison’s current directors and officers and the continuation of One Madison’s directors’ and officers’ liability insurance after the business combination;

●	the fact that our Sponsor, officers and directors were not permitted to participate in the formation of, or become a director or officer of, any other blank check company until we entered into a definitive agreement regarding an initial business combination or failed to complete an initial business combination by January 22, 2020; and

●	the fact that our Sponsor, officers and directors will not be reimbursed for any out-of-pocket expenses from any amounts held in the trust account if an initial business combination is not consummated by January 22, 2020.

Reasons for Approval of the Business Combination

One Madison’s board of directors considered a wide variety of factors in connection with its evaluation of the business combination. In light of the complexity of those factors, One Madison’s board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of One Madison’s board of directors may have given different weight to different factors.

For a more complete description of One Madison’s reasons for the approval of the business combination and the recommendation of One Madison’s board of directors, see the section entitled “The Business Combination – One Madison’s Board of Directors’ Reasons for Approval of the Business Combination.”

Redemption Rights

Pursuant to our existing organizational documents, we are providing our public shareholders with the opportunity to have their public shares redeemed at the closing at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest (net of taxes payable), divided by the number of then outstanding public shares. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. For illustrative purposes, based on the fair value of marketable securities held in the trust account as of December 31, 2018 of approximately $305,118,446, the estimated per share redemption price would have been approximately $10.17. Public shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal. Our existing organizational documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the public shares, without One Madison’s prior consent. There will be no redemption rights with respect to our warrants. The holders of our founder shares have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and, with respect to the holders of our founder shares other than certain anchor investors, any public shares they may have acquired after our IPO in connection with the completion of the business combination. The other members of our management team have entered into agreements similar to the one entered into by our Sponsor with respect to any public shares acquired by them since our IPO. The founder shares are excluded from the pro rata calculation used to determine the per share redemption price.

Pursuant to our existing organizational documents, we are required to pay the redemption price to public shareholders who properly exercise their redemption rights promptly following the closing. The closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the general meeting and payment of the redemption price. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the business combination.

Each redemption of public shares by our public shareholders will decrease the amount in our trust account, which held approximately $305,118,446 as of December 31, 2018. In no event will we redeem public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See the section entitled “General Meeting of One Madison Shareholders – Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Conversion of Founder Shares

Pursuant to the Class B share consent, shareholders holding more than two-thirds of the Class B ordinary shares, on behalf of themselves and all other holders of Class B ordinary shares, waived the anti-dilution protection benefiting the Class B ordinary shares under the terms of the charter with respect to (i) the Class A ordinary shares and Class C ordinary shares to be issued pursuant to the subscription agreements and (ii) any Class A ordinary shares or Class C ordinary shares to be issued by One Madison in connection with the exchange of any of One Madison’s outstanding private placement warrants. As such, assuming no redemptions of our public shares and assuming no other equity securities are issued in connection with the business combination, on the business day following the consummation of the business combination, each Class B ordinary share will convert into one Class A ordinary share or one Class C ordinary share, as applicable.

Impact of the Business Combination on One Madison’s Public Float

Assuming there are no redemptions of our public shares and that no additional shares are issued prior to completion of the business combination, and assuming that One Madison completes the proposed warrant exchange, it is anticipated that, upon completion of the business combination and related transactions, the ownership of One Madison by our public shareholders, JS Capital, Soros Capital, SFT (Delaware) Management, the BSOF entities and our Sponsor, officers and directors will be as follows:

●	The public shareholders (other than the BSOF entities) would own 26,000,000 shares, representing 36.5% of our total outstanding shares;

●	JS Capital would own 23,606,865 shares, representing 33.1% of our total outstanding shares;

●	Soros Capital would own 3,590,195 shares, representing 5.0% of our total outstanding shares;

●	SFT (Delaware) Management would own 2,921,099 shares, representing 4.1% of our total outstanding shares;

●	The BSOF entities would own 4,581,000 shares, representing 6.4% of our total outstanding shares;

●	Our Sponsor would own 6,272,000 shares, representing 8.8% of our total outstanding shares; and

●	Our officers and directors (including directors nominated for election at the general meeting) would own 3,283,837 shares, representing 4.6% of our total outstanding shares.

The preceding description of the ownership of One Madison’s securities is accurate as of the date of filing of this proxy statement/prospectus and does not take into account any transactions that may be entered into after the date hereof, except that the preceding description assumes the exchange of 8,000,000 private placement warrants for 800,000 Class A ordinary shares or Class C ordinary shares, based upon an exchange ratio of ten private placement warrants for one Class A ordinary share or Class C ordinary share. None of the holders of the private placement warrants have committed to participate in the proposed warrant exchange, and there can be no assurances that any such holder will participate in such exchange.

The ownership percentages set forth above do not take into account any warrants that will be outstanding as of the closing and may be exercised thereafter. If the actual facts are different than these assumptions, the percentage ownership retained by One Madison’s existing shareholders in One Madison following the business combination will be different. For example, if we assume that the proposed warrant exchange is not completed and that all 15,000,000 public warrants, 8,000,000 private placement warrants and 5,000,000 forward purchase warrants were exercisable and exercised following completion of the business combination and related transactions, then the ownership of One Madison by our public shareholders, JS Capital, Soros Capital, SFT (Delaware) Management, the BSOF entities and our Sponsor, officers and directors would be as follows:

●	The public shareholders (other than the BSOF entities) would own 39,000,000 shares, representing 39.6% of our total outstanding shares;

●	JS Capital would own 31,115,199 shares, representing 31.6% of our total outstanding shares;

●	Soros Capital would own 4,885,988 shares, representing 5.0% of our total outstanding shares;

●	SFT (Delaware) Management would own 3,364,362 shares, representing 3.4% of our total outstanding shares;

●	The BSOF entities would own 7,085,000 shares, representing 7.2% of our total outstanding shares;

●	Our Sponsor would own 6,272,000 shares, representing 6.4% of our total outstanding shares; and

●	Our officers and directors (including directors nominated for election at the general meeting) would own 5,521,115 shares, representing 5.6% of our total outstanding shares.

The preceding description of the ownership of One Madison’s securities is accurate as of the date of filing of this proxy statement/prospectus and does not take into account any transactions that may be entered into after the date hereof.

The public warrants, forward purchase warrants and, if the proposed warrant exchange is not completed, the private placement warrants will become exercisable 30 days after the completion of the business combination and will expire five years after the completion of the business combination or earlier upon redemption or liquidation.

You should read “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Debt Financing

On December 12, 2018, in connection with the stock purchase agreement, One Madison Corporation entered into the debt commitment letter with the lenders, pursuant to which the lenders have committed to providing senior secured credit facilities consisting of a $450,000,000 first lien term facility, a $45,000,000 revolving facility (with the ability to bring in additional revolving lenders to provide up to $30,000,000 additional commitments under the revolving facility), a $100,000,000 million first lien contingency term facility and a $100,000,000 second lien contingency term facility on or prior to the closing.

The proceeds of the senior secured credit facilities will be used to, among other things, (i) fund the business combination, (ii) repay and terminate the existing indebtedness of Ranpak and (iii) pay all fees, premiums, expenses and other transaction costs incurred in connection with the business combination.

Board of Directors of One Madison Following the Business Combination

Upon the closing, assuming the election of each of the director nominees, One Madison’s board of directors will consist of at least the following eight directors: Omar Asali, Michael Jones, Thomas Corley, Robert King, Steve Kovach, Salil Seshadri, Michael Gliedman and Alicia Tranen. See “Proposal No. 11 – The Director Election Proposal.”

Information about the current One Madison directors and executive officers can be found in the section entitled “Where You Can Find Additional Information; Incorporation by Reference – One Madison SEC Filings.”

Accounting Treatment

The business combination will be accounted for under ASC 805. Pursuant to ASC 805, One Madison has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	One Madison is transferring cash via the use of funds in their trust account and proceeds from equity issuances, and will be incurring liabilities to execute the business combination;

●	One Madison’s existing board of directors will remain in place as the board of directors of the combined company until the first shareholder vote post acquisition. Furthermore, One Madison’s Chief Executive Officer will be the Executive Chairman of the combined company. There are also no special voting rights conveyed in the business combination;

●	As Executive Chairman, One Madison’s current CEO will lead the executive team and provide oversight to the Rack Holdings management team as they continue in their current roles; and

●	One Madison was the entity that initiated the business combination.

The preponderance of the evidence discussed above supports the conclusion that One Madison is the accounting acquirer in the business combination. Rack Holdings constitutes a business in accordance with ASC 805 and the business combination constitutes a change in control. Accordingly, the business combination will be accounted for using the acquisition method. One Madison will record the fair value of assets acquired and liabilities assumed from Rack Holdings.

Appraisal Rights

Appraisal rights are not available to One Madison shareholders in connection with the business combination.

Proposals to be Put to the Shareholders of One Madison General Meeting

The following is a summary of the proposals to be put to the general meeting.

The Business Combination Proposal

Our shareholders are being asked to approve and adopt, by ordinary resolution, the transactions contemplated by the stock purchase agreement, pursuant to which One Madison will acquire all the outstanding entity interests of Rack Holdings from Seller for $950,000,000 in cash, which amount will be (i) adjusted by the difference between the net working capital of Rack Holdings and its subsidiaries as of the closing as measured against a working capital target amount of $22,000,000 (which could be a downward or upward adjustment), (ii) increased by the amount of cash of Rack Holdings and its subsidiaries as of the closing and (iii) reduced by the amount of debt and unpaid transaction expenses of Rack Holdings and its subsidiaries as of the closing, on the terms and subject to the conditions set forth therein. Financing for the business combination and for related transaction expenses will consist of (i) $300,000,000 of proceeds from the IPO and certain related transactions on deposit in the trust account (plus any interest income accrued thereon since the IPO, net of taxes), net of any redemptions of One Madison’s ordinary shares in connection with the shareholder vote to be held at the general meeting, (ii) $150,000,000 of proceeds from the purchase by the anchor investors pursuant to the forward purchase agreements entered into in connection with the IPO, (iii) $142,000,000 of proceeds from the purchase by the subscription investors pursuant to subscription agreements entered into in connection with the entry into the stock purchase agreement and (iv) up to $650,000,000 of senior secured credit facilities provided by Goldman Sachs Merchant Banking Division, each as described more fully herein.

For a more detailed summary of the stock purchase agreement and the business combination, including the background of the business combination, One Madison’s board of directors’ reasons for the business combination and related matters, see “The Business Combination” beginning on page 86. Our shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the stock purchase agreement. Copies of the stock purchase agreement and the amendment to the stock purchase agreement are attached as Annexes A and A-1 to this proxy statement/prospectus, respectively. You are urged to read carefully the stock purchase agreement and the amendment to the stock purchase agreement in their entirety before voting on the Business Combination Proposal.

After consideration of the factors identified and discussed in the section entitled “The Business Combination – One Madison’s Board of Directors’ Reasons for Approval of the Business Combination,” One Madison’s board of directors concluded that the business combination met all of the requirements disclosed in the prospectus for its IPO, including that the business of Ranpak had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the stock purchase agreement.

If there are insufficient votes to approve the Business Combination Proposal at the general meeting, One Madison’s board of directors may submit the Adjournment Proposal for a vote.

The NYSE Proposal

For purposes of complying with Rule 312.03 of the NYSE Listed Company Manual, our shareholders are being asked to approve, by ordinary resolution, the issuance of an aggregate of 14,200,000 Class A ordinary shares and Class C ordinary shares, (and the forward purchase warrants that were reallocated to the subscription investors pursuant to the reallocation agreement) to the subscription investors pursuant to the subscription agreements.

If there are insufficient votes to approve the Business Combination Proposal at the general meeting, One Madison’s board of directors may submit the Adjournment Proposal for a vote.

For additional information, see “The NYSE Proposal” section of this proxy statement/prospectus.

The Domestication Proposal

Assuming the Business Combination Proposal and the NYSE Proposal are approved, our shareholders are also being asked to approve, by special resolution, a change of One Madison’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware. Accordingly, while One Madison is currently governed by the Cayman Islands Companies Law, upon domestication, One Madison Delaware will be governed by the DGCL. There are differences between the Cayman Islands Companies Law and the DGCL. Accordingly, we encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights”.

On the effective date of the domestication, the currently issued and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of Class A common stock, Class B common stock and Class C common stock, respectively.

See the section entitled “The Domestication” for more detailed information regarding the domestication.

The Organizational Documents Proposals

Assuming the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve the Organizational Documents Proposals, which, if approved, will replace our existing organizational documents with the proposed organizational documents. The proposed organizational documents differ in certain material respects from the existing organizational documents and we urge shareholders to carefully consult the information set out in the “Organizational Documents Proposals” sections, the relevant Questions and Answers (including the chart of material differences included therein) and the proposed organizational documents of One Madison Delaware, attached hereto as Annexes C and D.

One Madison’s shareholders are asked to consider and vote upon and to approve by special resolution seven separate proposals in connection with the replacement of the existing organizational documents with the proposed organizational documents. The Organizational Documents Proposals are conditioned on the approval of the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal. Therefore, if the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by our shareholders. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the proposed organizational documents.

Assuming the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposals A through G, which are, in the judgment of our board of directors, necessary to adequately address the needs of One Madison Delaware after the business combination:

a.	Organizational Documents Proposal A is a proposal to approve by special resolution (i) the change of our name from “One Madison Corporation” to “ ”, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) making One Madison’s corporate existence perpetual and (iv) providing for the ineffectiveness of certain provisions in our existing organizational documents relating to our status as a blank check company upon the closing that will no longer be applicable to us following the closing. For additional information, see the “Organizational Documents Proposal A” section of this proxy statement/prospectus.

b.	Organizational Documents Proposal B is a proposal to approve by special resolution provisions providing that One Madison’s board of directors will be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year. For additional information, see the “Organizational Documents Proposal B” section of this proxy statement/prospectus.

c.	Organizational Documents Proposal C is a proposal to approve by special resolution provisions providing that the directors of One Madison may only be removed for cause. For additional information, see the “Organizational Documents Proposal C” section of this proxy statement/prospectus.

d.	Organizational Documents Proposal D is a proposal to approve by special resolution advance notice procedures with regard to the nomination by shareholders of candidates for election as directors. For additional information, see the “Organizational Documents Proposal D” section of this proxy statement/prospectus.

e.	Organizational Documents Proposal E is a proposal to approve by special resolution provisions removing the ability of shareholders to call a special meeting of shareholders. For additional information, see the “Organizational Documents Proposal E” section of this proxy statement/prospectus.

f.	Organizational Documents Proposal F is a proposal to approve by special resolution provisions removing the ability of shareholders to act by written consent in lieu of a meeting. For additional information, see the “Organizational Documents Proposal F” section of this proxy statement/prospectus.

g.	Organizational Documents Proposal G is a proposal to approve by special resolution the amendment and restatement of the existing organizational documents by the deletion of the existing organizational documents in their entirety and the substitution of the proposed organizational documents in their place to (among other matters) reflect the changes effected by Organizational Documents Proposals A through F. For additional information, see the “Organizational Documents Proposal G” section of this proxy statement/prospectus.

The Director Election Proposal

Assuming the Business Combination Proposal and the NYSE Proposal are approved, our shareholders are also being asked to approve the Director Election Proposal. Assuming Organizational Documents Proposal B is approved, following the domestication, our board of directors will be divided into three classes, with only one class of directors being elected in each year. Each class of directors will generally serve for a three-year term. Pursuant to our existing organizational documents, prior to the closing, only holders of Class B ordinary shares can appoint or remove directors. As such, only holders of Class B ordinary shares will be entitled to vote at the general meeting to elect directors.

For additional information, see the section entitled “The Director Election Proposal” of this proxy statement/prospectus.

The Incentive Plan Proposal

Assuming the Business Combination Proposal and the NYSE Proposal are approved, our shareholders are also being asked to approve, by ordinary resolution, the Incentive Plan Proposal. The purpose of the One Madison Corporation 2019 Omnibus Incentive Plan is to enable One Madison to offer its employees, directors and other individual service providers long-term equity-based incentives in One Madison, thereby attracting, retaining and rewarding such individuals, and strengthening the mutuality of interests between such individuals and One Madison’s shareholders.

For additional information, see “The Incentive Plan Proposal” section of this proxy statement/prospectus.

The Adjournment Proposal

In the event that there are insufficient votes to approve the Business Combination Proposal or the NYSE Proposal, One Madison’s board of directors may present a proposal to adjourn the general meeting to a later date or dates to permit further solicitation of proxies.

For additional information, see “The Adjournment Proposal” section of this proxy statement/prospectus.

Date, Time and Place of General Meeting

The general meeting will be held at          , local time, on          , 2019, at          , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the general meeting if you owned ordinary shares at the close of business on          , 2019, which is the record date for the general meeting. You are entitled to one vote for each ordinary share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 30,000,000 Class A ordinary shares of One Madison outstanding and 11,250,000 Class B ordinary shares of One Madison outstanding. Pursuant to its forward purchase agreement, one of our anchor investors has waived its right to vote any of its 398,936 Class B ordinary shares on any matter for so long as such shares are held by such anchor investor or any of its controlled affiliates.

Proxy Solicitation

One Madison has engaged          to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the general meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “General Meeting of One Madison Shareholders  – Revoking Your Proxy.”

Quorum and Required Vote for Proposals for the General Meeting

A quorum of One Madison shareholders is necessary to hold a valid meeting. A quorum will be present at the general meeting if a majority of the issued shares entitled to vote at the general meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The Business Combination Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of not less than a majority of the ordinary shares as of the record date that are present and vote at the general meeting. Pursuant to our existing organizational documents, until the closing, only holders of Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Election Proposal. The election of each director nominee must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of not less than a majority of the outstanding Class B ordinary shares as of the record date that are present and vote at the general meeting. Approval of the Organizational Documents Proposals and the Domestication Proposal must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting.

Abstentions will have the effect of a vote against the NYSE Proposal and the Incentive Plan Proposal but will not be treated as shares voted and therefore will not have any effect with respect to any other Proposal. A shareholder’s failure to vote by proxy or to vote in person at the general meeting will not be counted towards the number of ordinary shares required to validly establish a quorum, and if a valid quorum is otherwise established, will have no effect on the outcome of any vote on any of the Proposals. Broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast and will have no effect on the outcome of the vote on any of the Proposals.

The closing is conditioned on the approval of the Business Combination Proposal and the NYSE Proposal at the general meeting. The Domestication Proposal, the Organizational Documents Proposals and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Recommendation to One Madison Shareholders

After careful consideration, One Madison’s board of directors recommends that One Madison’s shareholders vote “FOR” each Proposal being submitted to a vote of One Madison’s shareholders at the general meeting.

For a more complete description of One Madison’s reasons for the approval of the business combination and the recommendation of One Madison’s board of directors, see the section entitled “The Business Combination – One Madison’s Board of Directors’ Reasons for Approval of the Business Combination.”

When you consider the recommendation of the board of directors to vote in favor of approval of these Proposals, you should keep in mind that our Sponsor and certain of our directors and officers have interests have interests in the business combination that are different from or in addition to (and which may conflict with) your interests as a shareholder. Please see the section entitled “The Business Combination – Interests of Certain Persons in the Business Combination.”

Comparison of Corporate Governance and Shareholder Rights

The domestication will change One Madison’s jurisdiction of incorporation from the Cayman Islands to Delaware and, as a result, One Madison’s existing organizational documents will change and will be governed by the DGCL rather than Cayman Islands Companies Law. There are differences between Cayman Islands corporate law, which currently governs One Madison, and Delaware corporate law, which will govern One Madison Delaware following the domestication. Additionally, there are differences between the proposed organizational documents of One Madison Delaware and the existing organizational documents of One Madison.

For a summary of the material differences among the rights of holders of One Madison Delaware common stock and holders of One Madison ordinary shares see “Comparison of Corporate Governance and Shareholder Rights.”

Regulatory Matters

The business combination and the transactions contemplated by the stock purchase agreement are not subject to any additional federal or state regulatory requirements or approvals, except for (i) required filings under the HSR Act and (ii) upon approval of the Domestication Proposal, filings with the Cayman Islands and the State of Delaware necessary to effectuate the domestication. On December 20, 2018, One Madison made the filings required to be made under the HSR Act. On January 22, 2019, the waiting period under the HSR Act expired. Therefore, the closing condition of the stock purchase agreement relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.

Risk Factors

In evaluating the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes and the documents incorporated by reference herein, and especially consider the factors discussed in the section entitled “Risk Factors.”

Emerging Growth Company

One Madison is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to non-emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. One Madison intends to take advantage of the benefits of this extended transition period. This may make comparison of One Madison’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

One Madison will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of its initial public offering, (b) in which it has total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time), or (c) in which it is deemed to be a large accelerated filer, which means the market value of its Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which it has issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

Selected Historical Financial Information of One Madison

The following table shows selected historical financial information of One Madison for the periods and as of the dates indicated. The selected historical financial information of One Madison as of December 31, 2018 and for the period from January 1, 2018 to December 31, 2018 was derived from the audited historical consolidated financial statements of One Madison, which are incorporated by reference herein. The selected financial information of One Madison as of December 31, 2017 and for the period from July 13, 2017 (inception) to December 31, 2017 was derived from the audited historical financial statements of One Madison, which are incorporated by reference herein. The following table should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2018 and our historical financial statements and the notes and schedules related thereto, which are incorporated by reference herein.

	As of and for the year ended December 31, 2018	As of and for the period from July 13, 2017 (Inception) to December 31, 2017
(in thousands, except per share amounts)
Statement of Operations Data:
Total expenses	$3,732	$9
Net (loss) income	1,387	(9)
		-
Earnings (loss) per share - two class method:
Class A - basic and diluted	$0.17	$-
Class B - basic and diluted	(0.41)	-

Statement of Cash Flows Data:
Net cash used in operating activities	$(1,218)	$(19)
Net cash used in investing activities	(301,000)	-
Net cash provided by financing activities	305,107	21

Balance Sheet Data:
Total assets	$309,233	$871
Total liabilities	18,037	817
Total redeemable ordinary shares	286,196	-
Total stockholders’ equity	5,000	54

Selected Historical Financial Information of Rack Holdings

The following table shows selected historical financial information of Rack Holdings for the periods and as of the dates indicated.

The selected historical consolidated financial information of Rack Holdings as of December 31, 2018, and 2017, and for the years ended December 31, 2018, 2017 and 2016 was derived from the audited historical consolidated financial statements of Rack Holdings, which are included elsewhere in this proxy statement/prospectus.

Rack Holdings’ historical results are not necessarily indicative of future operating results. The selected consolidated financial information should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in this proxy statement/prospectus and the historical consolidated financial statements of Rack Holdings and accompanying notes, included elsewhere in this proxy statement/prospectus.

	As of and for the year ended December 31,
	2018	2017	2016
(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$267,860	$244,092	$224,708
Net (loss) income	(8,655)	27,662	(10,762)
Earnings (loss) per share – basic and diluted	(8,698)	27,801	(10,762)

Statement of Cash Flows Data:
Net cash provided by operating activities	$42,018	$46,185	$37,162
Net cash used in investing activities	(25,284)	(29,078)	(25,542)
Net cash used in financing activities	(7,744)	(14,233)	(12,513)

Balance Sheet Data:
Total assets	$792,761	$833,328	N/A
Total liabilities	596,501	621,055	N/A
Total stockholders’ equity	196,260	212,273	N/A

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial data (the “selected pro forma data”) gives effect to the business combination, equity financing, proposed warrant exchange, and debt financing as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included in this proxy statement/prospectus. The acquisition of Rack Holdings will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification Topic 805. The selected unaudited pro forma condensed combined balance sheet data as of December 31, 2018 gives effect to the business combination, equity financing, proposed warrant exchange, and the debt financing as if they had occurred on December 31, 2018. The selected unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2018 gives effect to the business combination, equity financing, proposed warrant exchange, and the debt financing as if they had occurred on January 1, 2018.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) of One Madison appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial statements. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements and related notes of One Madison and Rack Holdings for the applicable periods included in this proxy statement/prospectus. The selected pro forma data have been presented for informational purposes only and are not necessarily indicative of what One Madison’s financial position or results of operations actually would have been had the business combination been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of One Madison. Also, as explained in more detail in the accompanying notes to the pro forma financial statements, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data are subject to adjustment and may vary significantly from the fair values that will be recorded upon completion of the business combination.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of One Madison’s common stock:

●	Assuming No Redemptions: This presentation assumes that no One Madison shareholders exercise redemption rights with respect to their public shares.

●	Assuming Maximum Redemptions: This presentation assumes that all of One Madison’s public shareholders (other than the BSOF entities, which have agreed not to exercise their redemption rights) exercise redemption rights with respect to their public shares. This scenario assumes that 26,000,000 public shares are redeemed for an aggregate redemption payment of approximately $264,420,000, based on $305,118,446 in the trust and 30,000,000 public shares outstanding as of December 31, 2018 (the remaining 4,000,000 public shares are held by BSOF entities). Per One Madison’s IPO registration statement, a public stockholder, together with any affiliate of his or hers, or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 20% or more of the Class A shares of common stock sold in the IPO. Furthermore, One Madison will only proceed with the business combination if it will have net tangible assets of at least $5,000,001 upon consummation of the business combination. Pursuant to the Class B share consent, the holders of the founder shares waived any anti-dilution adjustments in respect of the subscription shares and any Class A ordinary shares issued in exchange for the private placement warrants.

	Combined Pro Forma
	Assuming No Redemptions	Assuming Maximum Redemptions
	(in thousands, except share and per share data)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data
Year Ended December 31, 2018
Revenues	$267,860	$267,860
Net Loss	$(6,399)	$(21,078)
Net loss per share Class A - basic and diluted	$(0.09)	$(0.54)
Net loss per share Class C - basic and diluted	$(0.09)	$(0.54)
Weighted average shares outstanding Class A	67,659,805	35,159,805
Weighted average shares outstanding Class C	3,590,195	3,590,195

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of December 31, 2018
Total assets	$1,134,235	$1,119,815
Total liabilities	$562,527	$812,527
Total equity	$571,708	$307,288

Comparative Share Information

The following table sets forth selected historical comparative share and unit information for One Madison Corporation and Rack Holdings and unaudited pro forma condensed combined per share information of One Madison Corporation after giving effect to the business combination, assuming two redemption scenarios as follows:

●	Assuming No Redemptions: This presentation assumes that no One Madison shareholders exercise redemption rights with respect to their public shares.

●	Assuming Maximum Redemptions: This presentation assumes that all of One Madison’s public shareholders (other than the BSOF entities, which have agreed not to exercise their redemption rights) exercise redemption rights with respect to their public shares. This scenario assumes that 26,000,000 public shares are redeemed for an aggregate redemption payment of approximately $264,420,000, based on $305,118,446 in the trust and 30,000,000 public shares outstanding as of December 31, 2018 (the remaining 4,000,000 public shares are held by BSOF entities). Per One Madison’s IPO registration statement, a public stockholder, together with any affiliate of his or hers, or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 20% or more of the Class A shares of common stock sold in the IPO. Furthermore, One Madison will only proceed with the business combination if it will have net tangible assets of at least $5,000,001 upon consummation of the business combination. Pursuant to the Class B share consent, the holders of the founder shares waived any anti-dilution adjustments in respect of the subscription shares and any Class A ordinary shares issued in exchange for the private placement warrants.

The pro forma book value information reflects the business combination as if it had occurred on December 31, 2018. The weighted average shares outstanding and net earnings per share information reflect the business combination as if they had occurred on January 1, 2018.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of One Madison and Rack Holdings and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of One Madison and Rack Holdings is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of One Madison and Rack Holdings would have been had the companies been combined during the periods presented.

			Combined Pro Forma
	ONE MADISON	RACK HOLDINGS	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the Year Ended December 31, 2018
Book value per share (1)	$0.13	$197,246	$8.02	$7.93
Weighted average shares outstanding Class A – basic and diluted	30,000,000		67,659,805	35,159,805
Weighted average shares outstanding Class B – basic and diluted (2)	9,000,000
Weighted average shares outstanding Class C – basic and diluted			3,590,195	3,590,195
Weighted average shares outstanding – basic and diluted		995
Net earnings (loss) per share Class A – basic and diluted	$0.17		$(0.09)	$(0.54)
Net loss per share Class B – basic and diluted	$(0.41)
Net loss per share Class C – basic and diluted			$(0.09)	$(0.54)
Net loss per share – basic and diluted		$(8,698)

(1) Book value per share = Total stockholders’ equity/shares outstanding

(2) This number excludes an aggregate of up to 2,250,000 ordinary shares (of which 157,500 are initially held by an affiliated investor and 2,092,500 are initially held by the Sponsor) subject to forfeiture upon satisfaction of certain earn-out conditions as defined in the Securities Subscription Agreement.

Market Price and Dividend Information

One Madison

One Madison’s units, public shares and public warrants are currently listed on the NYSE under the symbols “OMAD.U”, “OMAD” and “OMAD.WS”, respectively.

The closing price of the units, Class A ordinary shares and public warrants on December 12, 2018, the last trading day before announcement of the execution of the stock purchase agreement, was $10.16, $9.80 and $0.90, respectively. As of          , 2019 the record date for the extraordinary general meeting, the most recent closing price for each unit, Class A ordinary shares and public warrant was $          , $          and $          , respectively.

Holders of the units, public shares and public warrants should obtain current market quotations for their securities. The market price of One Madison’s securities could vary at any time before the business combination.

Holders

As of           , 2019, there were          holders of record of our units,          holders of record of our Class A ordinary shares,          holders of record of our Class B ordinary shares and          holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, public shares and public warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

One Madison has not paid any cash dividends on the ordinary shares to date and does not intend to pay cash dividends prior to the completion of the business combination. The payment of cash dividends in the future will be dependent upon One Madison Delaware’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the business combination. The payment of any cash dividends subsequent to the business combination will be within the discretion of One Madison Delaware’s board of directors at such time. One Madison Delaware’s ability to declare dividends will also be limited by restrictive covenants pursuant to the debt financing.

Rack Holdings

Historical market price information for Rack Holdings’ capital stock is not provided because there is no public market for Rack Holdings’ capital stock. See “Rack Holdings Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risk Factors

The risks described below should be carefully considered before making an investment decision. These are the most significant risk factors, but they are not the only risk factors that should be considered in making an investment decision. This proxy statement/prospectus also contains and may incorporate by reference forward-looking statements that involve risks and uncertainties. See the sections entitled “Cautionary Notice Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ranpak” in this proxy statement/prospectus. Please also see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Madison” in One Madison’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein. Our business, consolidated financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and investors in our securities may lose all or part of their investment.

Risks Related to Ranpak’s Business

For purposes of this subsection only, “Ranpak,” “the Company,” “we,” or “our” refer to Ranpak Corp. and its subsidiaries, unless the context otherwise requires.

Ranpak may be unable to secure a sufficient supply of paper to meet our production requirements given the limited number of suppliers that produce paper suitable for Ranpak’s products.

A limited number of paper mills produce paper that is suitable for use in Ranpak’s products in the markets in which we operate, and if they fail, experience interruptions in service, or are otherwise unable or unwilling to fill our purchase orders, we may not be able to produce enough Ranpak paper consumables to meet our own production requirements. In addition, there are several grades or types of paper that Ranpak uses in its products that we obtain from a single source due to the specificity of our requirements and limitations in the available paper products in a given market. For example, in 2018 we purchased approximately 45% of our raw paper requirements in North America from a single supplier, WestRock Company (“WestRock”). Increasing consolidation among our suppliers or the paper supply market more broadly may increase our reliance on existing suppliers or impact our ability to obtain alternative suppliers, if necessary. For example, WestRock announced in November 2018 the completion of its acquisition of Kapstone Paper and Packaging Corporation, from whom we purchased approximately 25% of our raw paper requirements on a combined basis in Europe in 2018. Following the acquisition, we expect over 65% of our raw paper used in North America and 20% of our raw paper used in Europe in 2019 to be purchased from the combined company.

If WestRock, or one of our other major suppliers of paper in any of the markets in which we operate, fails or experiences an interruption or delay in service, there may be short-term or long-term disruption in Ranpak’s ability to secure paper from qualified sources and Ranpak may not have enough inventory to maintain its production schedule or continue to provide paper consumables to its distributors and end-users on a timely basis, or at all. For example, at most Ranpak facilities, quantities of raw paper stored on-site represent approximately five days of paper consumables production at such facilities due to cost savings and storage limitations. Any such failure, interruption or delay may result in on-site paper storage at our paper consumable production facilities being depleted and, as a result, a reduction in the volume of production and sales of our paper consumables, which may have a material adverse effect on Ranpak’s business, results of operations and financial condition.

Paper pricing may negatively impact Ranpak’s results of operations, including its profit margins, and financial condition.

Ranpak’s primary input is kraft paper, which it purchases from various paper suppliers around the world. Increases in global or regional market demand for paper-based products could increase the cost of the kraft paper Ranpak purchases. Increases in the price of kraft paper could also result from, among other things, increases in the cost of the raw materials used in paper production or increases in the cost of the energy Ranpak’s suppliers use to manufacture paper. While historically, Ranpak has been able to successfully manage the impact of higher paper costs both by entering into annual fixed-price contracts with our suppliers, as well as by increasing the selling prices of our products, if Ranpak is unable to minimize the effects of any increases in paper costs through sourcing, pricing or other actions, Ranpak’s results of operations and financial condition may be materially adversely affected.

Our business is exposed to risks associated with our reliance on third party suppliers to provide both the components used in our protective packaging systems as well as certain fully-assembled protective systems.

Our business is exposed to risks associated with our reliance on third party suppliers to provide both the components used in our protective packaging systems as well as certain fully-assembled protective systems. These risks include, but are not limited to:

●	the risk that our supplier agreements will be terminated, or that we will not be able to renew our agreements on favorable economic terms, and as a result our cost of goods will increase;

●	the risk that our suppliers will experience operational delays or disruptions that will affect our ability to produce protective systems or provide them to our distributors and end-users;

●	the risk that our suppliers will fail, or will no longer be able to provide the components which we use to produce our protective systems;

●	the risk that our suppliers will not be able to meet an increase in demand for the components which we use to produce our protective systems;

●	the risk that our suppliers’ costs will increase, and that they will increase the prices of components or fully-assembled protective systems;

●	the risk that suppliers of fully-assembled protective systems will increase their prices or will no longer be able to provide Ranpak with protective systems; and

●	the risk that our suppliers in China, that supply a majority of the components and systems provided to our end-users, will be subject to increased trade barriers as a result of U.S.-Chinese trade measures, and such trade barriers will increase the costs of these components and systems or negatively impact our ability to purchase these components and systems.

In addition, some of our third party suppliers for components and fully-assembled systems represent our only source for such products. If we are unable to continue to purchase such components and systems from such suppliers, we may face additional costs or delays, or be unable to obtain similar components and systems. These and other factors may have a material adverse effect on Ranpak’s business, results of operation or financial condition.

Ranpak experiences competition in the markets for its products and services.

Ranpak competes with a number of companies that produce and/or sell similar or competing packaging products from a variety of materials. Ranpak has several foreign and domestic competitors that are well-established in the protective packaging market, including some with substantially greater financial, technical and other resources than we have or broader geographic reach. Many of our existing competitors also invest substantial resources in ongoing research and development, and we anticipate increased competition as consumer preferences and other trends increase the appeal of our product areas. To the extent that our competitors introduce new products or technologies, such developments could render our products obsolete, less competitive or uneconomical.

Ranpak competes with these companies on, among other factors, the performance characteristics of our products, service, price, and the ability to develop new packaging products and solutions. Accordingly, Ranpak may not be able maintain a competitive advantage over its competitors with respect to these or other factors, which may adversely affect Ranpak’s net sales, which could have a material adverse effect on Ranpak’s business, results of operations or financial condition.

Unfavorable end-user responses to price increases could have a material adverse impact on Ranpak’s business, results of operations and financial condition.

From time to time, and especially in periods of rising paper costs, Ranpak increases the prices of its products. Significant price increases, particularly if not taken by competitors in respect of similar products, could result in lower net sales. For instance, interruptions in paper supply may lead Ranpak to increase the price of its paper consumables while plastic-based packaging competitors would not similarly increase the price of their products, which may result in a reduction in Ranpak’s market share and net sales. Such loss of end-users or lower net sales may materially adversely affect Ranpak’s business, results of operations and financial condition.

Demand for Ranpak’s products could be adversely affected by changes in end-user or consumer preferences, which could have a material adverse effect on our business, financial condition or results of operations.

Ranpak’s net sales depends primarily on the volume of purchases by its end-users in the e-commerce industry and other industries it serves. End-user preferences for packaging formats, as well as the preferences of Ranpak’s end-users, can influence net sales. Changes in these preferences, as well as changes in consumer behavior generally, could negatively impact demand for Ranpak’s products which could have a material adverse effect on our business, financial condition or results of operations.

Moreover, Ranpak positions itself in the protective packaging market as the leading environmentally sustainable protective packaging solutions provider. Although Ranpak believes a market and consumer preference for environmentally sustainable solutions is a trend that is likely to continue, there is no guarantee that it will do so or that Ranpak will benefit from the continuing trend. If the current trend in favor of environmental sustainability does not continue, diminishes, or shifts away from paper and fiber-based products, demand for Ranpak’s products could decrease, which could have an adverse impact on its business or results of operations, including through reduced net sales and a subsequent decrease in gross margin and earnings. Additionally, the advent of emerging or improved technologies, such as the potential widespread availability of lower cost bio-plastics or increased recyclability of resin-based packaging solutions, could satisfy market and consumer demand for environmentally sustainable packaging solutions and negatively impact Ranpak’s business, financial condition or results of operations even if the current trend in favor of environmentally sustainable solutions continues.

Continued consolidation in sectors in which many of Ranpak’s end-users operate may adversely affect Ranpak’s business, financial condition or results of operations.

Many of the sectors in which many of Ranpak’s end-users operate, such as the e-commerce, automotive aftermarket, IT/electronics, machinery and home goods markets, have been consolidating in recent years, and this trend may continue. Because our business relies on integrating our protecting packaging systems into end-users’ existing operations and generating revenue through the sale of our paper consumables, increased consolidation may have an adverse impact on our or our distributors’ ability to attract additional end-users or retain existing end-users, or on the pricing of our products and services, which could in turn adversely affect our business, financial condition or results of operations.

The loss of end-users, particularly our e-commerce end-users, or a reduction in their production requirements, could have a significant adverse impact on Ranpak’s net sales and profitability.

Although Ranpak has a diverse base of end-users, the loss of significant end-users or a large group of end-users, or a reduction in their production requirements, could have an adverse effect on Ranpak’s net sales and, depending on the magnitude of the loss or reduction, its financial condition or results of operations. There can be no assurance that our existing end-user relationships will continue or be renewed at the same level of production, or at all, in the future.

In particular, a number of our e-commerce end-users that currently use Ranpak paper consumables for void-fill, cushioning or wrapping, including our largest single end-user which accounted for approximately 11% of our net sales for the year ended December 31, 2018, have established internal goals or initiatives relating to reducing the quantity of consumables that they utilize in their product packaging as part of environmental responsibility initiatives. If these end-users achieve their goals or if additional end-users pursue similar initiatives, they may require a reduced quantity of our paper consumables for protective packaging of their products. The loss of any e-commerce end-users, or a reduction in their purchasing levels, could have a material adverse effect on our business, financial condition or results of operations.

Ranpak’s performance, competitive position and prospects for future growth could be negatively impacted if new products we develop do not meet sales or margin expectations, which could have a material adverse effect on our business, financial condition or results of operations.

Ranpak’s performance is dependent in part on its continuing ability to develop products that appeal to end-users by providing new or enhanced value propositions and provide Ranpak with a favorable return on the products’ cost through sales of paper consumables. The development and introduction cycle of each of these new products can be lengthy and involve high levels of investment. New products may not meet sales or margin expectations due to many factors, including Ranpak’s inability to (i) accurately predict demand, end-user preferences and evolving industry standards; (ii) resolve technical and technological challenges in a timely and cost-effective manner; or (iii) achieve manufacturing efficiencies. To the extent any new products do not meet Ranpak’s sales or margin expectations, Ranpak’s competitive position and future growth prospects may be negatively impacted, which could have a materially adverse effect on Ranpak’s business, financial condition or results of operations.

Ranpak’s investments in research and development may not yield the results expected.

In order to compete in the protective packaging market, Ranpak must, among other things, adapt to changing consumer preferences and a competitive market through technological innovation. As a result of technological innovation as well as changing consumer preferences, new products can become standardized rapidly, leading to more intense competition and ongoing price erosion. In order to maintain its competitive advantage, Ranpak has invested, and will continue to invest, in research and development of new products and technologies. However, these investments may not yield the innovation or results expected on a timely basis, or at all, and any resulting technological innovations may not lead to successful new products or otherwise improve our performance and competitive advantage. Furthermore, our competitors may develop new products that are better suited to meet consumer demands, may develop and introduce such products before we are able to do so or may otherwise negatively impact the success of our new products, any of which could have a material adverse impact on our business, financial condition or results of operations.

Ranpak’s efforts to expand beyond its core product offerings and into adjacent markets may not succeed and could adversely impact our business, financial condition or results of operations.

Ranpak may seek to expand beyond its core fiber-based protective packaging systems and develop products or business strategies that have wider applications for manufacturers, end-users, or consumers. Expanding into new markets would require Ranpak to devote substantial additional resources to such expansion, and Ranpak’s ability to succeed in developing such products to address such markets is not certain. It is likely that Ranpak would need to take additional steps, such as hiring additional personnel, partnering with new third parties and incurring considerable research and development expenses, in order to pursue such an expansion successfully.

Any such expansion would be subject to additional uncertainties. For example, Ranpak could encounter difficulties in attracting new end-users due to lower levels of familiarity with its brand among potential distributor partners and end-users in markets Ranpak does not currently serve. As a result, Ranpak may not be successful in future efforts to expand into or achieve profitability from new markets, new business models or strategies or new product types, and Ranpak’s ability to generate net sales from its current products and continue its existing business may be negatively affected. If any such expansion does not enhance Ranpak’s ability to maintain or grow net sales or recover any associated development costs, its business, financial condition or results of operations could be adversely affected.

Uncertain global economic conditions have had and could continue to have an adverse effect on Ranpak’s financial condition or results of operations.

Uncertain global economic conditions have had and may continue to have an adverse impact on Ranpak’s business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns have adversely impacted some of Ranpak’s end-users, such as automotive companies, distributors, electronic manufacturers, machinery manufacturers, home goods manufacturers and e-commerce and mail order fulfillment firms, and other end-users that are particularly sensitive to business and consumer spending.

During economic downturns or recessions, there can be heightened competition for net sales and increased pressure to reduce selling prices as end-users may reduce their volume of purchases. Also, reduced availability of credit may adversely affect the ability of some of Ranpak’s end-users and suppliers to obtain funds for operations and capital expenditures. This could negatively impact Ranpak’s ability to obtain necessary supplies as well as the sales of materials and equipment to affected end-users. This could also result in reduced or delayed collections of outstanding accounts receivable from distributors or end-users. If Ranpak loses significant sales volume, is required to reduce its selling prices significantly or is unable to collect amounts due, there could be a negative impact on its profitability and cash flows, which could have a material adverse effect on its business, financial condition or results of operations.

The global nature of Ranpak’s operations exposes it to numerous risks that could materially adversely affect its financial condition or results of operations.

Ranpak maintains production facilities in three countries and territories, and its products are distributed to approximately 50 countries and territories around the world. A substantial portion of its operations are located outside of the U.S. and approximately 54% of its 2018 sales were generated outside of the United States. These operations, particularly in developing regions, are subject to various risks that may not be present or as significant for Ranpak’s U.S. and European operations. Economic uncertainty in some of the geographic regions in which Ranpak operates, including developing regions, could result in the disruption of commerce and negatively impact Ranpak’s cash flows or operations in those areas.

Risks inherent in Ranpak’s international operations include:

●	foreign currency exchange controls and tax rates, and exchange rate fluctuations, including devaluations;

●	the potential for changes in regional and local economic conditions, including local inflationary pressures;

●	laws and regulations governing foreign investment, foreign trade and currency exchange, such as those on transfer or repatriation of funds, which may affect Ranpak’s ability to repatriate cash as dividends or otherwise and may limit its ability to convert foreign cash flows into U.S. dollars;

●	restrictive governmental actions such as those on trade protection matters, including antidumping duties, tariffs, embargoes and prohibitions or restrictions on acquisitions or joint ventures;

●	the imposition of tariffs and other trade barriers, and the effects of retaliatory trade measures;

●	compliance with U.S. laws and regulations, including those affecting trade and foreign investment and the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”);

●	compliance with tax laws, or changes to such laws or the interpretation of such laws, affecting taxable income, tax deductions, or other attributes relating to our non-U.S. earnings or operations;

●	difficulties of enforcing agreements and collecting receivables through certain foreign legal systems;

●	difficulties of enforcement and variations in protection of intellectual property and other legal rights;

●	more expansive legal rights of foreign unions or works councils;

●	changes in labor conditions and difficulties in staffing and managing international operations;

●	import and export delays caused, for example, by an extended strike at the port of entry, or major disruptions to international or domestic trade routes due to strikes, shortages, acts of terrorism or acts of war could cause a delay in Ranpak’s supply chain operations;

●	difficulties in staffing and managing international operations;

●	geographic, language and cultural differences between personnel in different areas of the world; and

●	political, social, legal and economic instability, civil unrest, war, catastrophic events, acts of terrorism, and widespread outbreaks of infectious diseases.

These and other factors may have a material adverse effect on Ranpak’s international operations and, consequently, on Ranpak’s financial condition or results of operations.

If significant tariffs or other restrictions are placed on the import of Chinese goods, or if China places tariffs or other restrictions on the import of U.S. goods, Ranpak’s business, financial condition or results of operations may be materially adversely affected.

If significant tariffs or other restrictions are placed on the import of Chinese goods or if China places significant tariffs or other restrictions on the import of U.S. goods, Ranpak’s business, financial condition or results of operations may be materially adversely affected. For example, in September 2018, the U.S. government assessed a 10% tariff on thousands of categories of goods, including parts that Ranpak imports from China to its domestic facilities to assemble its protective systems. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China. If additional duties are imposed or increasingly retaliatory trade measures taken by either the United States or China, Ranpak could need to materially increase its capital expenditures relating to the assembly of its protective systems, which could require Ranpak to raise its prices and result in the loss of end-users and harm Ranpak’s operating performance. Alternatively, Ranpak may seek alternative supply sources outside of China which may result in significant costs and disruption to its operations. In any such event, Ranpak’s business could be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs, or the imposition of additional tariffs, any of which could cause Ranpak to raise prices or make changes to its operations, and could materially harm Ranpak’s business, financial condition or results of operations.

A major loss of or disruption in Ranpak’s assembly and distribution operations could adversely affect Ranpak’s business, financial condition or results of operations.

A disruption in operations at one or more of our assembly and distribution facilities, or those of our suppliers, could have a material adverse effect on our business or operations. Disruptions could occur for many reasons, including fire, natural disasters, weather, unplanned maintenance or other manufacturing problems, disease, strikes or other labor unrest, transportation interruption, government regulation, contractual disputes, political unrest or terrorism. For example, Ranpak operates in leased facilities in Reno, Nevada, Raleigh, North Carolina, Kansas City, Missouri, and Nyrany, Czech Republic. If Ranpak is unable to renew leases at existing facilities on favorable terms or to relocate its operations to nearby facilities in an orderly fashion upon the expiration of those leases, it could suffer interruptions in its production and significant increases in costs.

Furthermore, alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance. If one of our key assembly or paper converter facilities is unable to assemble our products or convert raw paper into our paper consumables, respectively, for an extended period of time, our net sales may be reduced by the shortfall caused by the disruption and we may not be able to meet our distributors’ and end-users’ needs, which could have a material adverse effect on our business, financial condition or results of operations.

Fluctuations between foreign currencies and the U.S. dollar could materially impact Ranpak’s consolidated financial condition or results of operations.

Approximately 54% of Ranpak’s net sales in 2018 was generated outside the U.S. Ranpak translates net sales and other results denominated in foreign currency into U.S. dollars for Ranpak’s consolidated financial statements. As a result, Ranpak is exposed to currency fluctuations both in receiving cash from its international operations and in translating its financial results back to U.S. dollars. During periods of a strengthening U.S. dollar, Ranpak’s reported international net sales and net earnings could be reduced because foreign currencies may translate into fewer U.S. dollars. Foreign exchange rates can also impact the competitiveness of products produced in certain jurisdictions and exported for sale into other jurisdictions. These changes may impact the value received for the sale of Ranpak’s goods versus those of their competitors.

Foreign exchange rates may also impact the ability of Ranpak’s customers to secure sufficient funds in U.S. dollars or European currency to purchase goods for export. For example, many of our distributors are local entities in the markets in which they operate and utilize foreign currencies to operate their business. Such distributors must convert their local currency into U.S. dollars or European currency in their business with us, for which foreign exchange rate fluctuations may present additional challenges for the operation of their business. Ranpak cannot predict the effects of exchange rate fluctuations on its future operating results or business. As exchange rates vary, Ranpak’s results of operations and profitability may be harmed.

Cyber risk and the failure to maintain the integrity of Ranpak’s operational or security systems or infrastructure, or those of third parties with which Ranpak does business, could have a material adverse effect on Ranpak’s business, financial condition or results of operations.

Ranpak is subject to an increasing number of information technology vulnerabilities, threats and targeted computer crimes which pose a risk to the security of its systems and networks and the confidentiality, availability and integrity of Ranpak’s data.

Disruptions or failures in the physical infrastructure or operating systems that support Ranpak’s businesses and end-users, or cyber-attacks or security breaches of Ranpak’s networks or systems, could result in the loss of end-users and business opportunities, legal liability, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, any of which could materially adversely affect Ranpak’s business, financial condition or results of operations. While Ranpak attempts to mitigate these risks, its systems, networks, products, solutions and services remain potentially vulnerable to advanced and persistent threats.

Ranpak also maintains and has access to sensitive, confidential or personal data or information in certain of its businesses that is subject to privacy and security laws, regulations and end-user controls. Despite Ranpak’s efforts to protect such sensitive, confidential or personal data or information, its facilities and systems and those of its end-users and third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, programming and/or human errors that could lead to the compromising of sensitive, confidential or personal data or information, improper use of Ranpak’s systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could adversely affect Ranpak’s business, financial condition or results of operations.

We are subject to anti-corruption and anti-money laundering laws with respect to both our domestic and international operations, and non-compliance with such laws can subject us to criminal and civil liability and harm our business.

We are subject to the Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit us from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of these third-parties, our employees, representatives, contractors and agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations and financial condition.

Product liability claims or regulatory actions could adversely affect Ranpak’s financial results or harm its reputation or the value of its brands.

Claims for losses or injuries purportedly caused by some of Ranpak’s products arise in the ordinary course of business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm Ranpak’s reputation in the marketplace or adversely impact the value of its brands or ability to sell its products in certain jurisdictions. Ranpak could also be required to recall possibly defective products, or voluntarily do so, which could result in adverse publicity and significant expenses and reduced net sales. Although Ranpak maintains product liability insurance coverage, potential product liabilities claims could be excluded or exceed coverage limits under the terms of Ranpak’s insurance policies or could result in increased costs for such coverage.

Political and economic instability and risk of government actions affecting Ranpak’s business and its end-users or suppliers may adversely impact its business, results of operations and cash flows.

Ranpak is exposed to risks inherent in doing business in each of the countries/regions or regions in which Ranpak or its end-users or suppliers operate including: civil unrest, acts of terrorism, sabotage, epidemics, force majeure, war or other armed conflict and related government actions, including sanctions/embargoes, the deprivation of contract rights, the inability to obtain or retain licenses required by Ranpak to operate its plants or import or export its goods or raw materials, the expropriation or nationalization of its assets, and restrictions on travel, payments or the movement of funds. In particular, if additional restrictions on trade with Russia were adopted by the European Union or the United States, and were applicable to Ranpak’s products, Ranpak could lose revenue and experience lower growth rates in the future, which could have a material adverse effect on its business, financial condition or results of operations.

Ranpak relies on third party distributors to store, sell, market, service and distribute its products.

Ranpak relies on its network of third party distributors to store, sell, market, service and distribute its protective packaging systems and paper consumables to a majority of its end-users. Because Ranpak relies on third party distributors, Ranpak is subject to a number of risks, including:

●	the risk that distributors may terminate or decline to renew their contractual relationship with Ranpak;

●	the risk that Ranpak may not be able to renew its contracts with distributors on the same contractual terms;

●	the risk that distributors, or the services that they rely on, will fail, or will be unable to deliver Ranpak’s protective packaging systems and paper-based products in a timely manner;

●	the risk that distributors will be otherwise unable or unwilling to sell, market, service and distribute Ranpak products to end users at the same rate they have historically, or at all; and

●	the risk that end-users will increasingly seek to purchase consumables directly from suppliers, which would require Ranpak to alter its business model in order to accommodate direct-to-consumer sales.

If Ranpak fails to maintain its relationships with its distributors, or if its distributors do not meet the sales, marketing and service expectations of Ranpak or their end-users, Ranpak’s business, financial condition or results of operations could be materially adversely affected.

Ranpak depends on third parties for transportation services.

Ranpak relies primarily on third parties for delivery of Ranpak’s raw materials, as well as for transportation to certain select end-users to which Ranpak directly sells its products. In particular, a significant portion of the raw materials Ranpak uses are transported by ship, railroad or trucks, which are highly regulated. If any of Ranpak’s third-party transportation providers were to fail to deliver raw materials to Ranpak in a timely manner, or fail to deliver Ranpak’s products to its direct end-users in a timely manner, Ranpak might be unable to manufacture its products in response to end-user demand. For example, at most Ranpak facilities, quantities of raw paper stored on-site represent approximately five days of paper consumables production at such facilities due to cost savings and storage limitations. In addition, if any of these third parties were to cease operations or cease doing business with Ranpak, it might be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm Ranpak’s reputation, negatively impact Ranpak’s end-user relationships and have a material adverse effect on Ranpak’s financial condition or results of operations.

Ranpak could experience disruptions in operations and/or increased labor costs.

In Europe, most of Ranpak’s employees, including most of its employees in the Netherlands, are represented by either labor unions or workers councils and are covered by collective bargaining agreements that are generally renewable on an annual or bi-annual basis. In addition, as Ranpak’s business expands globally we may be subject to new labor-related requirements that may impose additional requirements or costs on our business. As is the case with any negotiation, Ranpak may not be able to negotiate or renew acceptable collective bargaining agreements in such cases, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. A disruption in operations or higher ongoing labor costs could materially adversely affect Ranpak’s business, financial condition or results of operations.

Ranpak is subject to a variety of environmental and product registration laws that expose it to potential financial liability and increased operating costs.

Ranpak is subject to a number of federal, state, local and foreign environmental, health and safety laws and regulations that govern, among other things, the manufacture and assembly of Ranpak’s products, the discharge of pollutants into the air, soil and water and the use, handling, transportation, storage and disposal of hazardous materials.

Many jurisdictions require Ranpak to have operating permits for its assembly and warehouse facilities and operations. Any failure to obtain, maintain or comply with the terms of these permits could result in fines or penalties, revocation or nonrenewal of Ranpak’s permits, or orders to temporarily or permanently cease certain operations, and may have a material adverse effect on its business, financial condition or results of operations.

Some jurisdictions in which Ranpak operates have laws and regulations that govern the registration and labeling of some of Ranpak’s products. For example, Ranpak expects significant future environmental compliance obligations for its European operations as a result of the European Union (“EU”) Directive “Registration, Evaluation, Authorization, and Restriction of Chemicals” (EU Directive No. 2006/1907) enacted on December 18, 2006. The directive, known as REACH, imposes several requirements related to the identification and management of risks related to chemical substances manufactured or marketed in Europe. The EU also enacted in 2008 a “Classification, Labeling and Packaging” regulation, known as the CLP Regulation, which aligns the EU system of classification, labeling and packaging of chemical substances to the Globally Harmonized System. Other jurisdictions may impose similar requirements. Compliance with these requirements can be costly.

Ranpak cannot predict with reasonable certainty the future cost of environmental compliance, industrial hygiene within its facilities, product registration, or environmental remediation. Environmental laws have become more stringent and complex over time and may continue to do so. Ranpak’s environmental costs and operating expenses will be subject to these evolving regulatory requirements and will depend on the scope and timing of the effectiveness of requirements in these various jurisdictions. As a result of such requirements, Ranpak may be subject to an increased regulatory burden, including significant future environmental compliance, hygiene, health and safety obligations. Increased compliance costs, increasing risks and penalties associated with violations, or Ranpak’s inability to market some of its products in certain jurisdictions may have a material adverse effect on its business, financial condition or results of operations.

Ranpak is subject to litigation in the ordinary course of business, and uninsured judgments or a rise in insurance premiums may adversely impact its results of operations and financial condition.

In the ordinary course of business, Ranpak is subject to a variety of legal proceedings and legal compliance risks in our areas of operation around the world, including product liability claims, actions brought against Ranpak by its employees and other legal proceedings. Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management’s attention and resources.

In accordance with customary practice, Ranpak maintains insurance against some, but not all, of these potential claims. Ranpak may elect not to obtain insurance if it believes that the cost of available insurance is excessive relative to the risks presented. The levels of insurance Ranpak maintains may not be adequate to fully cover any and all losses or liabilities. Further, Ranpak may not be able to maintain insurance at commercially acceptable premium levels or at all.

If any significant accident, judgment, claim (or a series of claims) or other event is not fully insured or indemnified against, the cost of such accident, judgment, claim(s) or other event could have a material adverse impact on Ranpak’s business, financial condition or results of operations. There can be no assurance as to the actual amount of these liabilities or the timing thereof. Ranpak cannot be certain that the outcome of current or future litigation will not have a material adverse impact on our business, results of operations and financial condition.

If Ranpak is not able to protect or maintain its trademarks, patents and other intellectual property, Ranpak may not be able to prevent competitors from developing similar products or from marketing their products in a manner that capitalizes on Ranpak’s trademarks, and this loss of a competitive advantage may have a material adverse effect on its business, financial position or results of operations.

Ranpak’s ability to compete effectively with other companies depends, in part, on its ability to maintain the proprietary nature of its owned and licensed intellectual property. If Ranpak is unable to maintain the proprietary nature of its intellectual property, this loss of a competitive advantage could result in decreased net sales or increased operating costs, either of which could have a material adverse effect on Ranpak’s business, financial condition or results of operations.

Ranpak owns a large number of patents and pending patent applications on its products, aspects thereof, methods of use and/or methods of manufacturing. There is a risk that Ranpak’s patents may not provide meaningful protection and patents may never be issued for its pending patent applications. Furthermore, Ranpak has historically focused and expects to continue to focus on strategically protecting its patents, including through pursuing infringement claims, which, especially in Europe, carries the risk that a court will determine Ranpak’s patents are invalid or unenforceable.

Trademark and trade name protection is important to Ranpak’s business. Although most of Ranpak’s trademarks are registered in the United States and in the foreign countries/regions in which Ranpak operates, it may not be successful in asserting trademark or trade name protection. In addition, the laws of some foreign countries/regions may not protect Ranpak’s intellectual property rights to the same extent as the laws of the U.S. The costs required to protect Ranpak’s trademarks and trade names may be substantial.

Ranpak cannot be certain that it will be able to assert these intellectual property rights successfully in the future or that they will not be invalidated, circumvented or challenged. Other parties may infringe on Ranpak’s intellectual property rights and may thereby dilute the value of our intellectual property in the marketplace. Third parties, including competitors, may assert intellectual property infringement or invalidity claims against Ranpak that could be upheld. Intellectual property litigation, which could result in substantial cost to and diversion of effort by Ranpak, may be necessary to protect its proprietary technology or for Ranpak to defend against claimed infringement of the rights of others and to determine the scope and validity of others’ proprietary rights. Ranpak may not prevail in any such litigation, and if Ranpak is unsuccessful, it may not be able to obtain any necessary licenses on reasonable terms or at all.

Any failure by Ranpak to protect its trademarks and other intellectual property rights may have a material adverse effect on its business, financial condition or results of operations.

Ranpak’s acquisition and integration of businesses could adversely affect its business, financial condition or results of operations.

As part of its growth strategy, Ranpak from time to time considers acquisitions that either complement or expand its existing lines of business. For example, in March 2017, Ranpak acquired End of Line Automation Neopack Solutions S.A.S dba e3neo, a French packaging automation company (“e3neo”). Ranpak is unable to predict the size, timing and number of acquisitions it may complete, if any, in the future. Integrating acquired businesses may create substantial costs, delays or other problems for Ranpak that could adversely affect its business, financial condition or results of operations. In addition, Ranpak may incur expenses associated with sourcing, evaluating and negotiating acquisitions (including those that are not completed), and Ranpak also may pay fees and expenses associated with financing acquisitions to investment banks and other advisors. Ranpak may also assume the liabilities of an acquired company, there can be no assurances that all potential liabilities will be identified or known to Ranpak and any such liabilities could materially adversely impact Ranpak’s business and financial condition.

Furthermore, Ranpak may not be able to successfully integrate any acquired businesses or realize all of the expected synergies from previously acquired businesses or related strategic initiatives. If Ranpak is unable to achieve the benefits that it expects to achieve from its strategic initiatives, it could adversely affect Ranpak’s business, financial condition or results of operations. Additionally, while Ranpak executes these acquisitions and related integration activities, it is possible that Ranpak’s attention may be diverted from its ongoing operations which may have a negative impact on its business.

Ranpak’s insurance policies may not cover all operating risks and a casualty loss beyond the limits of its coverage could adversely impact its business.

Ranpak’s business is subject to operating hazards and risks relating to handling, storing, transporting and use of the products it sells. Ranpak maintains insurance policies in amounts and with coverage and deductibles that Ranpak believes are reasonable and prudent. Nevertheless, Ranpak’s insurance coverage may not be adequate to protect it from all liabilities and expenses that may arise from claims for personal injury or death or property damage arising in the ordinary course of business, and Ranpak’s current levels of insurance may not be maintained or available in the future at economical prices. If a significant liability claim is brought against Ranpak that is not adequately covered by insurance, Ranpak may have to pay the claim with its own funds, which could have a material adverse effect on Ranpak’s business, financial condition or results of operations.

Ranpak’s annual effective income tax rate can change materially as a result of changes in its mix of U.S. and foreign earnings and other factors, including changes in tax laws and changes made by regulatory authorities.

Ranpak’s overall effective income tax rate is equal to its total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in Ranpak’s tax rate. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on Ranpak’s overall effective income tax rate, which may have a material adverse effect on its financial condition or results of operations.

U.S. federal income tax reform could adversely affect Ranpak.

The 2017 Tax Cuts and Jobs Act (the “TCJA”), which was enacted on December 22, 2017, significantly affects U.S. tax law by changing how the U.S. imposes income tax on multinational corporations. The TCJA, among other things, reduces the U.S. corporate income tax rate from 35% to 21%, creates a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of U.S. subsidiaries, and creates a new tax on certain foreign earnings. Ranpak continues to examine the impact the TCJA may have on its business. The TCJA requires complex computations not previously provided in U.S. tax law. As such, the application of accounting guidance for such items is currently uncertain. Further, compliance with the TCJA and the accounting for such provisions require the accumulation of information not previously required or regularly produced. As a result, Ranpak is in the process of quantifying the mandatory tax on previously deferred foreign earnings of its U.S. subsidiaries. This amount could have a material adverse effect on Ranpak’s consolidated financial position, results of operations and/or statement of cash flows.

The full realization of Ranpak’s deferred tax assets may be affected by a number of factors, including earnings in the U.S.

Ranpak has deferred tax assets including state and foreign net operating loss carryforwards, foreign tax credits, accruals not yet deductible for tax purposes, employee benefit items and other items. Ranpak has established valuation allowances to reduce the deferred tax assets to an amount that is more likely than not to be realized. Ranpak’s ability to utilize the deferred tax assets depends in part upon its ability to generate future taxable income within each respective jurisdiction during the periods in which these temporary differences reverse or Ranpak’s ability to carryback any losses created by the deduction of these temporary differences. Ranpak expects to realize the assets over an extended period. If Ranpak is unable to generate sufficient future taxable income in the U.S. and/or certain foreign jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, Ranpak could be required to increase its valuation allowances against its deferred tax assets. Ranpak’s effective tax rate would increase if it were required to increase its valuation allowances against its deferred tax assets.

A significant deferred tax asset is Ranpak’s foreign tax credit carryforwards. The benefit from the amount carried forward may depend upon many factors, including the jurisdictional mix of Ranpak’s anticipated future earnings. A reduction in Ranpak’s anticipated U.S. earnings, or an unfavorable mix of domestic versus foreign-sourced U.S. earnings may change its foreign tax credit position which could result in a significant increase in its effective tax rate and could have a material adverse effect on Ranpak’s consolidated results of operations in the periods in which any such condition occurs. In addition, changes in statutory tax rates or other legislation or regulation may change Ranpak’s deferred tax assets or liability balances, with either favorable or unfavorable impacts on Ranpak’s effective tax rate.

Ranpak is subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with Ranpak’s tax positions could have a material adverse effect on its business, consolidated financial condition or results of operations.

Ranpak is subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of its operations and corporate and financing structure. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. The U.S. recently enacted significant tax reform, and certain provisions of the new law may adversely affect Ranpak. Many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws that, if enacted, could increase Ranpak’s tax obligations in countries where it does business. Additional changes in tax laws could increase Ranpak’s overall taxes and its business, consolidated financial condition or results of operations could be adversely effected in a material way. In addition, the tax authorities in any applicable jurisdiction, including the U.S., may disagree with the positions Ranpak has taken or intends to take regarding the tax treatment or characterization of any of Ranpak’s transactions. If any applicable tax authorities, including U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of Ranpak’s transactions, it could have a material adverse effect on Ranpak’s business, consolidated financial condition or results of Ranpak’s operations.

Ranpak may record a significant amount of goodwill and other identifiable intangible assets and Ranpak may never realize the full carrying value of the related assets.

Ranpak records a significant amount of goodwill and other identifiable intangible assets, including end-user relationships, trademarks and developed technologies. Ranpak tests goodwill and intangible assets with indefinite useful lives for possible impairment annually during the fourth quarter of each fiscal year or more frequently if events or changes in circumstances indicate that the asset might be impaired. Amortizable intangible assets are periodically reviewed for possible impairment whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment may result from, among other things, (i) a decrease in Ranpak’s expected net earnings; (ii) adverse equity market conditions; (iii) a decline in current market multiples; (iv) a decline in Ranpak’s common stock price; (v) a significant adverse change in legal factors or business climates; (vi) heightened competition; (vii) strategic decisions made in response to economic or competitive conditions; or (viii) a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of. In the event that Ranpak determines that events or circumstances exist that indicate that the carrying value of goodwill or identifiable intangible assets may no longer be recoverable, Ranpak might have to recognize a non-cash impairment of goodwill or other identifiable intangible assets, which could have a material adverse effect on Ranpak’s consolidated financial condition or results of operations.

Disruption and volatility of the financial and credit markets could affect Ranpak’s external liquidity sources.

Ranpak’s principal sources of liquidity are accumulated cash and cash equivalents, short-term investments, cash flow from operations and amounts available under Ranpak’s lines of credit, including secured credit facilities, term loans and a revolving credit facility. Ranpak may be unable to refinance any of its indebtedness on commercially reasonable terms or at all.

Additionally, conditions in financial markets could affect financial institutions with which Ranpak has relationships and could result in adverse effects on Ranpak’s ability to utilize fully its committed borrowing facilities. For example, a lender under the first lien secured credit facilities may be unwilling or unable to fund a borrowing request, and Ranpak may not be able to replace such lender.

Risks Related to One Madison, the Business Combination and Equity Financing

After completion of the business combination, JS Capital and our Sponsor will own a significant portion of the outstanding voting shares of One Madison.

Upon completion of the business combination and the related transactions (and assuming completion of the proposed warrant exchange and no redemptions by our public shareholders of public shares), JS Capital will own approximately 33.1% of our ordinary shares and our Sponsor will own approximately own 8.8% of our outstanding ordinary shares. As long as JS Capital and our Sponsor own or control a significant percentage of outstanding voting power, they will have the ability to strongly influence all corporate actions requiring shareholder approval, including the election and removal of directors and the size of our board of directors, any amendment of our organizational documents, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets.

The interests of JS Capital and our Sponsor may not align with the interests of our other shareholders. JS Capital and our Sponsor are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. JS Capital and our Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Subsequent to the consummation of the business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although we have conducted due diligence on Rack Holdings, we cannot assure you that this diligence revealed all material issues that may be present in Rack Holdings’ business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our and Rack Holdings’ control will not later arise. As a result, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about One Madison following the completion of the business combination or our securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

We and Rack Holdings will be subject to business uncertainties and contractual restrictions while the business combination is pending.

Uncertainty about the effect of the business combination on employees and third parties may have an adverse effect on us and Rack Holdings. These uncertainties may impair Rack Holdings’ ability to retain and motivate key personnel and could cause third parties that deal with Rack Holdings to defer entering into contracts or making other decisions or seek to change existing business relationships. If employees depart because of uncertainty about their future roles and the potential complexities of the business combination, our or Rack Holdings’ business could be harmed.

We are dependent upon our current executive officers and directors and their loss could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have completed the business combination. Other than key-man insurance on the life of Mr. Asali that we are required to obtain under the terms of the forward purchase agreements, we do not have an employment agreement with, or key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.

Our ability to successfully effect the business combination and successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Ranpak. The loss of such key personnel and our inability to hire and retain replacements could negatively impact the operations and profitability of One Madison following the business combination.

Our ability to successfully effect the business combination and successfully operate the business is dependent upon the efforts of certain key personnel, including Ranpak senior management. Although we contemplate that the majority of Ranpak senior management team will remain associated with the combined company following the business combination, it is possible that additional members of Ranpak management team will depart. The loss of such key personnel and our inability to hire and retain replacements could negatively impact the operations and profitability of One Madison following the business combination.

Certain of our existing shareholders have agreed to vote in favor of the business combination, regardless of how our public shareholders vote.

Certain of our existing shareholders, including our Sponsor, our directors, our officers, the anchor investors, the subscription investors and the BSOF entities, have agreed to vote their shares (not including the 398,936 Class B ordinary shares for which one of our anchor investors has waived its right to for so long as the shares are held by such anchor investor or any of its controlled affiliates), as well as any public shares purchased during or after the IPO, in favor of our initial business combination. At the time of the general meeting, we expect that our Sponsor, our directors, our officers, the anchor investors, the subscription investors and the BSOF entities will collectively own approximately 36% of our outstanding ordinary shares. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if such persons agreed to vote their shares in accordance with the majority of the votes cast by our public shareholders.

Neither the One Madison board of directors nor any committee thereof obtained a third party financial opinion in determining whether or not to pursue the business combination.

Neither the One Madison board of directors nor any committee thereof obtained an opinion from an independent investment banking or accounting firm that the price that One Madison is paying for Rack Holdings is fair to One Madison from a financial point of view. Neither the One Madison board of directors nor any committee thereof obtained a third party valuation in connection with the business combination. In analyzing the business combination, the One Madison board of directors and management conducted due diligence on Rack Holdings and researched the industry in which Rack Holdings operates. The One Madison board of directors reviewed, among other things, financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports, financial and market data information on selected comparable companies, the implied purchase price multiple of Rack Holdings and the financial terms set forth in the stock purchase agreement, and concluded that the business combination was in the best interest of its shareholders. Accordingly, investors will be relying solely on the judgment of the One Madison board of directors and management in valuing Rack Holdings, and the One Madison board of directors and management may not have properly valued such businesses. The lack of a third party valuation may also lead an increased number of shareholders to vote against the business combination or demand redemption of their shares, which could potentially impact our ability to consummate the business combination.

In evaluating the target business for our business combination, our management has relied on the availability of all of the funds from the sale of the forward purchase shares and the subscription shares to be used as part of the consideration to the sellers in the initial business combination. If the sale of some or all of the forward purchase shares and subscription shares fails to close, we may lack sufficient funds to consummate our business combination.

In connection with the IPO, we entered into the forward purchase agreements pursuant to which the anchor investors agreed to purchase an aggregate of 15,000,000 forward purchase shares plus 5,000,000 redeemable warrants for a purchase price of  $10.00 per forward purchase share, or $150,000,000 in the aggregate, in a private placement to close concurrently with our business combination. Additionally, in connection with the entry into the stock purchase agreement, we entered into the subscription agreements pursuant to which the subscription investors agreed to purchase an aggregate of 14,200,000 shares of One Madison’s Class A ordinary shares and Class C ordinary shares for a purchase price of $10.00 per Class ordinary share or Class C ordinary share, or $142,000,000 in the aggregate, in a private placement to close concurrently with our business combination. The funds from the sale of forward purchase shares and subscription shares (collectively, the “equity financing shares”) may be used as part of the consideration to the sellers in our initial business combination, expenses in connection with our business combination or for working capital in the post-transaction company. The obligations under the equity financing agreements do not depend on whether any public shareholders elect to redeem their shares and provide us with a minimum funding level for the business combination. However, if the sales of the equity financing shares do not close for any reason, including by reason of the failure by some or all of the equity financing investors, as applicable, to fund the purchase price for their respective equity financing shares, for example, we may lack sufficient funds to consummate the business combination. Additionally, the applicable equity financing investors’ obligations to purchase shares pursuant to the forward purchase agreements are subject to termination prior to the closing of the sale of such equity financing shares (i) if our initial business combination is not consummated within 24 months from the closing of our initial public offering; (ii) upon the death of Mr. Asali; (iii) if Mr. Asali, our Sponsor or One Madison becomes subject to any voluntary or involuntary petition under the United States federal bankruptcy laws or any state insolvency law, in each case which is not withdrawn within sixty (60) days after being filed, or a receiver, fiscal agent or similar officer is appointed by a court for business or property of Mr. Asali, our Sponsor or One Madison, in each case which is not removed, withdrawn or terminated within sixty (60) days after such appointment; or (iv) if Mr. Asali is indicted and/or convicted in a criminal proceeding for a crime involving fraud or dishonesty. The equity financing investors’ obligations to purchase the equity financing shares are subject to fulfillment of customary closing conditions. The subscription investors’ obligations to purchase shares pursuant to the subscription agreements are subject to termination prior to the closing of the sale of such equity financing shares automatically upon termination of the stock purchase agreement. In the event of any such failure to fund by an equity financing party, any obligation is so terminated or any such condition is not satisfied and not waived by such equity financing party, we may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all. Any such shortfall would also reduce the amount of funds that we have available for working capital of One Madison post-business combination. While each anchor investor has represented to us that it has sufficient funds to satisfy its obligations under the forward purchase agreement, we have not obligated them to reserve funds for such obligations. The subscription investors have agreed to take all actions that are necessary, proper or advisable to have available to them sufficient funds to satisfy its obligations under the subscription agreement at the closing.

Our Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence the vote on a business combination and reduce the public “float” of our Class A ordinary shares.

Our Sponsor, directors, executive officers, advisors or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of our business combination, although they are under no obligation to do so. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or public warrants in such transactions.

The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination. Any such purchases of our securities may result in the completion of our business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our Class A ordinary shares or public warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If a shareholder fails to comply with the procedures for redeeming its shares, such shares may not be redeemed.

In order to validly redeem public shares, holders of our public shares will need to comply with the various procedures described in this proxy statement/prospectus. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) our completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by January 22, 2020 and (iii) the redemption of our public shares if we are unable to complete an initial business combination by January 22, 2020, subject to applicable law and as further described herein. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Holders of warrants will not have any right to the proceeds held in the trust account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

The NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our units, Class A ordinary shares and warrants are listed on the NYSE. We cannot guarantee that our securities will remain listed on the NYSE. Although we currently meet the minimum initial listing standards set forth in the NYSE listing standards, we cannot assure you that our securities will continue to be listed on the NYSE in the future or following our business combination. In order to continue listing our securities on the NYSE, we must maintain certain financial, distribution and share price levels. In connection with our initial business combination, we will be required to demonstrate compliance with the NYSE’s initial listing requirements in order to continue to maintain the listing of our securities on the NYSE. For instance, our share price would generally be required to be at least $4.00 per share. We cannot assure you that we will be able to meet these initial listing requirements.

If the NYSE delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A ordinary shares are a “penny stock” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Our units, Class A ordinary shares and warrants are listed on the NYSE, and, as a result, are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the NYSE, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Our Sponsor, certain members of our board of directors and our officers have interests in the business combination that are different from or are in addition to other shareholders in recommending that shareholders vote in favor of approval of the business combination and the other proposals described in this proxy statement/prospectus.

When considering our board of directors’ recommendation that our shareholders vote in favor of the approval of the business combination, our shareholders should be aware that our Sponsor and certain of our directors and officers have interests in the business combination that are different from, or in addition to, the interests of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the business combination, and in recommending to shareholders that they approve the business combination. Our shareholders should take these interests into account in deciding whether to approve the business combination. These interests include:

●	the fact that 6,272,000 founder shares held by our Sponsor, following the transfer of 1,228,000 founder shares to the BSOF entities and certain of our directors, officers and employees, will convert on a one-for-one basis, into 6,272,000 Class A ordinary shares (or Class C ordinary shares, at the election of the Sponsor) upon the closing (assuming (x) no public shares are redeemed by public shareholders in connection with the business combination and (y) no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for Class A ordinary shares or Class C ordinary shares are issued by us in connection with or in relation to the consummation of the business combination), and such securities, if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of our Class A ordinary shares on the NYSE on , 2019;

●	the fact that our founder and certain members of our board of directors and our officers, together with the other anchor investors and the BSOF entities, hold 8,000,000 warrants purchased in a private placement that closed simultaneously with the consummation of the IPO that would expire worthless if a business combination is not consummated (which private placement warrants may be exchanged for 800,000 Class A ordinary shares if the proposed warrant exchange is completed);

●	the fact that our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by January 22, 2020;

●	the fact that certain of our officers and directors have loaned amounts to One Madison pursuant to the working capital promissory note for One Madison to use to pay working capital expenses, including expenses incurred in connection with the business combination, which amounts are to be repaid in connection with the closing and if the business combination does not close, there may be insufficient assets outside the trust account to satisfy such loans in full;

●	the fact that in connection with the IPO, we entered into the forward purchase agreements with the anchor investors, which include certain of the officers and directors of One Madison, which provide for the purchase by the anchor investors of an aggregate of 15,000,000 Class A ordinary shares or Class C ordinary shares, plus an aggregate of 5,000,000 forward purchase warrants (subject to reallocation as provided in the reallocation agreement), for an aggregate purchase price of $10.00 per ordinary share, in a private placement to occur immediately prior to the closing;

●	the fact that in connection with the business combination, we entered into the subscription agreements with the subscription investors, which include certain officers and directors of One Madison, which provide for the purchase by the subscription investors of an aggregate of 14,200,000 Class A ordinary shares or Class C ordinary shares (plus forward purchase warrants reallocated pursuant to the reallocation agreement), for an aggregate purchase price of $10.00 per ordinary share, in a private placement to occur immediately prior to the closing;

●	the fact that the equity financing investors, which include certain officers and directors of One Madison, own 3,750,000 founder shares, which will convert on a one-for-one basis, into 3,750,000 Class A ordinary shares (or Class C ordinary shares, at the election of the holder) upon the closing (assuming (x) no public shares are redeemed by public shareholders in connection with the business combination and (y) no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for Class A ordinary shares or Class C ordinary shares are issued by us in connection with or in relation to the consummation of the business combination), and such shares, if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of our Class A ordinary shares on , 2019;

●	the fact that our Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if One Madison fails to complete an initial business combination by January 22, 2020;

●	the fact that if the trust account is liquidated, including in the event One Madison is unable to complete an initial business combination by January 22, 2020, our Sponsor has agreed that it will be liable to One Madison if and to the extent any claims by a vendor for services rendered or products sold to One Madison, or a prospective target business with which One Madison has entered into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case, less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”);

●	the continuation of our current directors and officers as directors and officers of One Madison;

●	the continued indemnification of One Madison’s current directors and officers and the continuation of One Madison’s directors’ and officers’ liability insurance after the business combination;

●	the fact that our Sponsor, officers and directors were not permitted to participate in the formation of, or become a director or officer of, any other blank check company until we entered into a definitive agreement regarding an initial business combination or failed to complete an initial business combination by January 22, 2020; and

●	the fact that our Sponsor, officers and directors will not be reimbursed for any out-of-pocket expenses from any amounts held in the trust account if an initial business combination is not consummated by January 22, 2020.

The holders of our founder shares hold a significant number of our ordinary shares. They will lose their entire investment in us if we do not complete an initial business combination by January 22, 2020.

The holders of our founder shares hold 11,250,000 founder shares (which are convertible for an aggregate of 11,250,000 Class A ordinary shares or Class C ordinary shares, at the election of the holder, assuming no redemptions and no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for Class A ordinary shares or Class C ordinary shares, are issued by One Madison in connection with the initial business combination), representing approximately 16% of the total outstanding shares upon the closing, which does not take into account any warrants that will be outstanding as of the closing and may be exercised thereafter. The founder shares will be worthless if we do not complete an initial business combination by January 22, 2020.

The founder shares are identical to the Class A ordinary shares included in the units, except that (i) the founder shares and the Class A ordinary shares into which the founder shares convert upon an initial business combination are subject to certain transfer restrictions, (ii) our Sponsor, officers and directors have entered into agreements with us, pursuant to which they have agreed (a) to waive their redemption rights with respect to their founder shares and public shares owned in connection with the completion of the business combination, (b) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete an initial business combination by January 22, 2020 (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete an initial business combination by January 22, 2020) and (iii) the founder shares are automatically convertible into Class A ordinary shares at the time of the business combination, as described herein.

The personal and financial interests of our Sponsor, officers and directors may have influenced their motivation in identifying and selecting Rack Holdings, completing the business combination with Rack Holdings and influencing the operation of One Madison following the business combination.

Our Sponsor, officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if a business combination is not completed.

At the closing, our Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed from funds held in the trust account for any out-of-pocket expenses incurred in connection with activities on One Madison’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on One Madison’s behalf. The personal and financial interests of our Sponsor, executive officers and directors may influence their motivation in identifying and selecting a target business and completing the business combination.

We will incur significant transaction costs in connection with the business combination and related transactions.

We have incurred and expect to continue to incur significant, non-recurring costs in connection with consummating the business combination and related transactions. All expenses incurred in connection with the business combination and related transactions, including all legal, and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. Our transaction expenses as a result of the business combination and related transactions are currently estimated at approximately $        million, including $10,500,000 in deferred underwriting commissions and private placement fees to the underwriters of our IPO.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information for One Madison following the business combination in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the business combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

We may waive one or more of the conditions to the business combination.

Subject to our obligations under the stock purchase agreement, we may agree to waive, in whole or in part, one or more of the conditions to our obligations to complete the business combination, to the extent permitted by our existing organizational documents and applicable laws. For example, it is a condition to our obligations to close the business combination that Rack Holdings has performed its covenants in all material respects. However, if our board of directors determines that any such breach is not material to the business of Rack Holdings, then our board of directors may, with the consent of the subscription investors, elect to waive that condition and close the business combination.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below the lesser of  (i) $10.00 per share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations.

While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if  (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of approximately  $18,293 and to imprisonment for five years in the Cayman Islands.

We are not registering the Class A ordinary shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

We have not registered the Class A ordinary shares issuable upon exercise of the warrants under the Securities Act or any state securities laws. However, under the terms of the warrant agreement, we have agreed to use our best efforts to file a registration statement under the Securities Act covering such shares and maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. Notwithstanding the above, if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares under blue sky laws. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the Class A ordinary shares included in the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The grant of registration rights to certain holders of our shares and warrants may make it more difficult to complete our business combination, and the future exercise of such rights may adversely affect the market price of our Class A ordinary shares.

Pursuant to the registration rights agreements entered into in connection with the IPO and the sales of the subscription shares, the equity financing investors and holders of the private placement warrants and the warrants that may be issued upon conversion of the working capital loans are entitled to registration rights with respect to such equity financing shares, warrants and the ordinary shares underlying such warrants, as applicable. The registration rights are exercisable with respect to the equity financing shares, the private placement warrants (including any Class A ordinary shares or Class C ordinary shares issuable upon exercise of such private placement warrants) and the warrants that may be issued upon conversion of working capital loans (including any Class A ordinary shares that may be issued upon the exercise of such warrants). Pursuant to the forward purchase agreements and the strategic partnership agreement, we have agreed that we will use our reasonable best efforts (i) to file within 30 days after the closing (and, with respect to clause (B) below, within 30 days following announcement of the results of the shareholder vote relating to our business combination, which we refer to as the “disclosure date”) a registration statement with the SEC for a secondary offering of  (A) the forward purchase securities, the subscription securities, the Class A ordinary shares and Class C ordinary shares underlying the forward purchase warrants, and the anchor investors’ and the BSOF entities’ founder shares, and (B) any other Class A ordinary shares or warrants acquired by the anchor investors, the BSOF entities and the subscription investors, including any time after we complete our business combination, (ii) to cause such registration statement to be declared effective promptly thereafter, but in no event later than 60 days after the closing or the disclosure date, as the case may be and (iii) to maintain the effectiveness of such registration statement until the earliest of  (A) the date on which such relevant party ceases to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act, and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act, subject to certain conditions and limitations set forth in the forward purchase agreements, the subscription agreements and the voting agreement, as applicable. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A ordinary shares.

We have agreed to issue additional Class A ordinary shares or preference shares to complete our business combination and may issue additional Class A ordinary shares or under an employee incentive plan after completion of our initial business combination. Any such issuances would dilute the interest of our shareholders and likely present other risks.

Our existing organizational documents authorize the issuance of up to 200,000,000 Class A ordinary shares, par value $0.0001 per share, 25,000,000 Class B ordinary shares, par value $0.0001 per share, 200,000,000 Class C ordinary shares, par value $0.0001, and 1,000,000 preference shares, $0.0001 per share. At December 31, 2018, there were 170,000,000, 13,750,000, 200,000,000 and 1,000,000 authorized but unissued Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and preference shares, respectively, available for issuance which amount does not take into account shares reserved for issuance upon exercise of outstanding warrants, shares issuable upon conversion of the Class B ordinary shares or shares issued upon the sale of the forward purchase shares or the subscription shares. The Class B ordinary shares are automatically convertible into Class A ordinary shares at the time of our business combination unless the holder elects to have such shares converted into Class C ordinary shares, as described herein. Following the consummation of our business combination, the Class C ordinary shares are convertible into Class A ordinary shares on a one-for-one basis (i) at the election of the holder with 65 days’ written notice or (ii) upon the transfer of such Class C ordinary share to an unaffiliated third party.

We have agreed to issue additional Class A ordinary shares and Class C ordinary shares to the equity financing investors in order to obtain equity financing to complete our business combination. Prior to the business combination, we may issue additional Class A ordinary shares, Class C ordinary shares or preference shares in order to obtain additional equity financing, and we may issue additional Class A ordinary shares, Class C ordinary shares under an employee incentive plan after completion of our business combination. However, our existing organizational documents provide, among other things, that prior to our initial business combination, we may not issue additional shares that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any business combination. The issuance of additional ordinary or preference shares:

●	may significantly dilute the equity interest of investors in the IPO;

●	may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;

●	could cause a change in control if a substantial number of Class A ordinary shares are issued, which could result in the resignation or removal of our present officers and directors; and

●	may adversely affect prevailing market prices for our units, Class A ordinary shares and/or warrants.

Prior to the domestication, because One Madison is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Prior to the domestication, One Madison is an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon One Madison’s directors or executive officers, or enforce judgments obtained in the United States courts against One Madison’s directors or officers. If the Domestication Proposal is approved pursuant to this proxy statement/prospectus, One Madison will be a Delaware corporation following the closing.

Prior to the domestication, One Madison’s corporate affairs are governed by its existing organizational documents, the Cayman Islands Companies Law and the common law of the Cayman Islands. One Madison is also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of One Madison’s directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of One Madison’s shareholders and the fiduciary responsibilities of One Madison’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

One Madison has been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, prior to the domestication public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

We have entered into the debt financing for the purposes of consummating the business combination which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Pursuant to the debt financing, in connection with signing the stock purchase agreement we entered into the debt commitment letter with the lenders, pursuant to which they have committed to provide senior secured credit facilities. The aggregate commitment consists of a $450,000,000 first lien term facility, a $45,000,000 revolving facility (with the ability for us, prior to closing, to join additional revolving lenders who would commit to provide up to $30,000,000 of additional commitments under the revolving facility), a $100,000,000 first lien contingency term facility and a $100,000,000 second lien contingency term facility. In connection with the debt financing, we have not agreed to provide the lenders any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, the debt financing does not affect the per share amount available for redemption from the trust account. The definitive agreements governing the senior secured credit facilities, impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities which may adversely affect our ability to finance capital expenditures, acquisitions, debt service requirements or to engage in new business activities or otherwise adversely affect our ability execute our business strategy compared to our competitors who have less debt. In some cases, these restrictions require us to comply with or maintain certain financial tests and ratios. Subject to certain exceptions, such agreements restrict our ability to, among other things:

●	declare dividends or redeem or repurchase capital stock, including with respect to our Class A ordinary shares;

●	prepay, redeem or purchase other debt;

●	incur liens;

●	make loans, guarantees, acquisitions and other investments;

●	incur additional indebtedness;

●	engage in sale and leaseback transactions;

●	amend or otherwise alter debt and other material agreements;

●	engage in mergers, acquisitions or asset sales;

●	engage in transactions with affiliates; and

●	enter into arrangements that would prohibit us from granting liens or restrict our ability to pay dividends, make loans or transfer assets among our subsidiaries.

Further, various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements, including with respect to the senior secured credit facilities, could result in a default under those agreements and under other agreements containing cross-default provisions. Such a default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by our existing and future financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements or that we will be able to refinance our debt on terms acceptable to us, or at all.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our business combination with which a substantial majority of our shareholders do not agree.

Our amended and restated memorandum and articles of association do not provide a specified maximum redemption threshold, except that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules). As a result, we may be able to complete our business combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to our Sponsor, officers, directors, advisors or any of their affiliates.

The holders of our founder shares and the BSOF entities control a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.

The holders of our founder shares and the BSOF entities own 36% of our issued and outstanding ordinary shares (assuming they do not purchase any additional Class A ordinary shares and excluding 398,936 Class B ordinary shares held by one of our anchor investors who has waived its right to vote any of such shares on any matter for so long as such shares are held by such anchor investor or any of its controlled affiliates). Accordingly, they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support. If the holders of our founder shares purchase any additional Class A ordinary shares, this would increase their control. To our knowledge, none of our officers or directors, has any current intention to purchase additional securities. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our Class A ordinary shares.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of ordinary shares purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and One Madison. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of Class A ordinary shares purchasable upon exercise of a warrant.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of  $0.01 per warrant, provided that the closing price of our public shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us so long as they are held by the anchor investors, the BSOF entities or their respective permitted transferees.

Our warrants may have an adverse effect on the market price of our Class A ordinary shares and make it more difficult to effectuate our initial business combination.

We issued warrants to purchase 15,000,000 of our Class A ordinary shares as part of the units sold in the IPO and, simultaneously with the closing of the IPO, we issued in the private placement an aggregate of 8,000,000 private placement warrants, each exercisable to purchase one Class A ordinary share or one Class C ordinary share, as applicable, at $11.50 per share. We also agreed to issue 5,000,000 forward purchase warrants concurrently with the closing of the sale of the forward purchase shares. In addition, if our founder or an affiliate of our founder makes any working capital loans, he or it may convert up to $1,500,000 million of such loans into up to an additional 1,500,000 private placement warrants, at the price of  $1.00 per warrant. Such warrants, when exercised, will increase the number of issued and outstanding Class A ordinary shares and reduce the value of the Class A ordinary shares. Therefore, our warrants may make it more difficult to effectuate a business transaction or increase the cost of acquiring the target business.

Because certain of our ordinary shares and warrants currently trade as units consisting of one ordinary share and one-half of one warrant, the units may be worth less than units of other blank check companies.

Certain of our ordinary shares and warrants currently trade as units consisting of one ordinary share and one-half of one warrant. Because, pursuant to the warrant agreement, the warrants may only be exercised for a whole number of shares, only a whole warrant may be exercised at any given time. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number ordinary shares to be issued to the warrant holder. As a result, public warrant holders who did not purchase a number of units or warrants that would convert into a whole share must sell any odd number of warrants in order to obtain full value from the fractional interest that will not be issued.

This is different from other companies similar to ours whose units include one ordinary share and one warrant to purchase one whole share. This unit structure may cause our units to be worth less than if it included a warrant to purchase one whole share.

Warrants, including those issued in connection with the business combination, will become exercisable for our ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

We issued warrants to purchase 15,000,000 ordinary shares as part of our IPO, and we issued an aggregate of 8,000,000 private placement warrants to the anchor investors and the BSOF entities, each exercisable to purchase one whole ordinary share at $11.50 per whole share. We also agreed to issue an aggregate of 5,000,000 forward purchase warrants to our anchor investors.

In addition, prior to consummating the business combination, nothing prevents us from issuing additional securities in a private placement so long as they do not participate in any manner in the trust account or vote as a class with the ordinary shares on a business combination. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the then existing holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares. In addition, such dilution could, among other things, limit the ability of our current shareholders to influence management of Rack Holdings through the election of directors following the business combination.

The market for our securities may be volatile following the closing.

Following the business combination, the price of our securities may fluctuate significantly due to the market’s reaction to the business combination and general market and economic conditions. The price of our securities after the business combination can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports.

A significant portion of our total outstanding shares may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of ordinary shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares. After the consummation of the business combination (and assuming completion of the proposed warrant exchange and no redemptions by our public shareholders of public shares), our Sponsor will hold approximately 8.8% of our total outstanding shares, our officers and directors will hold approximately 4.0% of our total outstanding shares, JS Capital will hold approximately 33.1% of our total outstanding shares, and the BSOF entities will hold approximately 6.4% of our total outstanding shares, which does not take into account any warrants that will be outstanding as of the closing and may be exercised thereafter. Pursuant to the terms of the forward purchase agreements entered into at the time of the IPO and the reallocation agreement, the founder shares may not be transferred until the earlier to occur of  (i) one year after the closing or (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing, the ordinary shares into which the founder shares convert will be released from these transfer restrictions.

If the business combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of our securities may decline.

If the benefits of the business combination do not meet the expectations of investors or securities analysts, the market price of our securities prior to the closing may decline. The market values of our securities at the time of the business combination may vary significantly from their prices on the date the stock purchase agreement was executed, the date of this proxy statement/prospectus, or the date on which our shareholders vote on the business combination.

In addition, following the business combination, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the business combination, trading in the shares of our Class A ordinary shares has not been active. Accordingly, the valuation ascribed to our Class A ordinary shares in the subscription agreements may not be indicative of the price that will prevail in the trading market following the business combination. If an active market for our securities develops and continues, the trading price of our securities following the business combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities following the business combination may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning One Madison or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to One Madison;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving One Madison;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of ordinary shares available for public sale;

●	any major change in our board of directors or management;

●	sales of substantial amounts of ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to One Madison following the business combination could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price for our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following the business combination, if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover One Madison following the business combination change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover One Madison following the business combination were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Activities taken by affiliates of One Madison to purchase, directly or indirectly, public shares will increase the likelihood of approval of the business combination and other proposals and may affect the market price of our securities.

Prior to or in connection with the business combination, our Sponsor, directors, officers, advisors or their affiliates may purchase public shares. None of our Sponsor, directors, officers, advisors or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or if prohibited during a restricted period under Regulation M under the Exchange Act. Such purchases may be made in privately negotiated transactions. Although none of our Sponsor, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such public shares, in the event such parties do, the payment of a premium may not be in the best interest of those shareholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by our Sponsor, directors, officers, advisors or their affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the business combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the business combination and other proposals and would likely increase the chances that such proposals would be approved. If the market does not view the business combination positively, purchases of public shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of our securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of our securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by One Madison or the persons described above have been entered into with any such investor or holder.

One Madison may be unable to obtain additional financing to fund its operations or growth.

One Madison may require additional financing to fund its operations or growth. The failure to secure additional financing could have a material adverse effect on the continued development or growth of One Madison. Other than pursuant to the working capital promissory note, none of our officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and the NYSE. In particular, we are required to comply with certain SEC, NYSE and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

There can be no assurance that our ordinary shares that will be issued in connection with the business combination will be approved for listing on NYSE following the closing, or that we will be able to comply with the continued listing standards of NYSE.

Our public shares, public units and public warrants are currently listed on NYSE. Our continued eligibility for listing, may depend on, among other things, the number of our shares that are redeemed. If, after the business combination, NYSE delists our ordinary shares from trading on its exchange for failure to meet the listing standards, we and our shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A ordinary shares are a “penny stock” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A ordinary shares, units and public warrants are listed on NYSE, they are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on NYSE, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

Following our domestication as a Delaware corporation, assuming the approval of the Domestication Proposal, we will be subject to income and other taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings;

●	changes in tax laws, regulations or interpretations thereof; or

●	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Our shareholders will experience immediate dilution as a consequence of the issuance of ordinary shares and warrants in connection with the business combination.

In connection with the business combination, we will issue 15,000,000 ordinary shares and 5,000,000 warrants pursuant to the forward purchase agreements entered into in connection with the IPO and 14,200,000 ordinary shares pursuant to the subscription agreements. As a result, following the consummation of the business combination and related transactions, our public shareholders (other than the BSOF entities) will hold 26,000,000 Class A ordinary shares, or approximately 36.5% of our issued and outstanding ordinary shares (assuming that no holders of public shares elect to redeem their shares for a portion of the trust account and we do not otherwise issue any additional shares in connection with the business combination), which does not take into account any warrants that will be outstanding as of the closing and may be exercised thereafter.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could remain an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate a business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2018. Only in the event we are deemed to be a large accelerated filer or an accelerated filer will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of Rack Holdings in order to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the business combination.

Following the business combination with Ranpak, the Company’s substantial levels of outstanding indebtedness could adversely affect the combined company’s financial condition and ability to fulfill its obligations.

The Company will incur substantial levels of outstanding debt in order to effect the business combination with Ranpak, and the outstanding indebtedness of the combined company following the business combination may:

●	adversely impact the Company’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

●	require the Company to dedicate a substantial portion of its cash flow to payment of principal and interest on its debt and fees on its letters of credit, which reduces the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

●	subject the Company to the risk of increased sensitivity to interest rate increases based upon variable interest rates, including the Company’s outstanding borrowings (if any);

●	increase the possibility of an event of default under the financial and operating covenants contained in the Company’s existing debt instruments; and

●	limit the Company’s ability to adjust to rapidly changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions of the Company’s business than their competitors with less debt.

The Company’s ability to make scheduled payments of principal or interest with respect to its debt will depend on the Company’s ability to generate cash and its future financial results. If the Company is unable to generate sufficient cash flow from operations in the future to service our debt obligations, the Company might be required to refinance all or a portion of its existing debt or to obtain new or additional such facilities. However, the Company might not be able to obtain any such new or additional facilities on favorable terms or at all.

Risks Related to Domestication

Currently, the rights of holders of One Madison ordinary shares arise under Cayman Islands law as well as the existing organizational documents. Upon effectiveness of the One Madison domestication and the closing, the rights of our One Madison shareholders will arise under the DGCL as well as the proposed organizational documents of One Madison.

Upon effectiveness of the One Madison domestication, the rights of One Madison shareholders will arise under the proposed organizational documents of One Madison as well as the DGCL. The proposed organizational documents and the DGCL contain provisions that differ in some respects from those in the existing organizational documents and Cayman Islands law and, therefore, some rights of One Madison shareholders following the domestication and business combination could differ from the rights that One Madison shareholders currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that One Madison becomes involved in costly litigation, which could have a material adverse effect on One Madison.

For a more detailed description of the rights of our shareholders prior to the domestication and business combination and how they may differ from their rights following the domestication and business combination, please see the section entitled “Comparison of Corporate Governance and Shareholder Rights” beginning on page 175. Forms of the proposed organizational documents of One Madison are attached as Annexes C and D to this proxy statement/prospectus and we urge you to read them.

Provisions in our proposed organizational documents effected in connection with our domestication as a Delaware corporation, assuming shareholder approval of the Domestication Proposal, may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management.

Our existing organizational documents and our proposed organizational documents in connection with our domestication as a Delaware corporation, assuming shareholder approval of the Domestication Proposal and the Organizational Documents Proposals, contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include the ability of the board of directors to designate the terms of and issue new series of preference shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

One Madison Delaware’s proposed organizational documents will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for substantially all disputes between One Madison Delaware and its stockholders, which could limit One Madison Delaware’s stockholders’ ability to obtain a favorable judicial forum for disputes with One Madison Delaware or its directors, officers, stockholders, employees or agents.

One Madison Delaware’s proposed organizational documents that will be in effect upon the domestication provide that, unless One Madison Delaware consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

●	any derivative action or proceeding brought on behalf of One Madison Delaware;

●	any action asserting a claim of breach of a fiduciary duty owed to One Madison Delaware or One Madison Delaware’s stockholders by any of One Madison Delaware’s directors, officers or other employees;

●	any action asserting a claim against One Madison Delaware or any of One Madison Delaware’s directors, officers or employees arising out of or relating to any provision of the DGCL or One Madison Delaware’s proposed organizational documents; or

●	any action asserting a claim against One Madison Delaware or any of One Madison Delaware’s directors, officers, stockholders or employees that is governed by the internal affairs doctrine of the Court of Chancery of the State of Delaware.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with One Madison Delaware or any of One Madison Delaware’s directors, officers, or other employees, which may discourage lawsuits with respect to such claims. However, stockholders will not be deemed to have waived One Madison Delaware’s compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provision contained in One Madison Delaware’s proposed organizational documents to be inapplicable or unenforceable in an action, One Madison Delaware may incur additional costs associated with resolving such action in other jurisdictions, which could harm One Madison Delaware’s business, results of operations and financial condition.

Our domestication as a Delaware corporation in connection with the business combination may result in taxes imposed on shareholders.

We expect, in connection with our business combination with Rack Holdings and subject to requisite shareholder approval under the Cayman Islands Companies Law, to reincorporate in the State of Delaware assuming approval of the Domestication Proposal. The transaction may require a shareholder to recognize taxable income in the jurisdiction in which the shareholder is a tax resident or in which its members are resident if it is a tax transparent entity. We do not intend to make any cash distributions to shareholders to pay such taxes. Shareholders may be subject to withholding taxes or other taxes with respect to their ownership of us after the domestication.

Risks Related to the Redemption

There is no guarantee that a shareholder’s decision whether to redeem their shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the business combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the business combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of One Madison might realize in the future had the shareholder redeemed their shares. Similarly, if a shareholder does not redeem their shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, including the business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If our shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their ordinary shares for a pro rata portion of the funds held in the trust account.

In order to exercise their redemption rights, holders of public shares are required to submit a request in writing and deliver their stock to our transfer agent at least two (2) business days prior to the general meeting. Shareholders electing to redeem their shares will receive their pro rata portion of the trust account less income taxes payable, calculated as of two (2) business days prior to the anticipated consummation of the business combination. See the section entitled “General Meeting of One Madison Shareholders – Redemption Rights” for additional information on how to exercise your redemption rights.

Shareholders of One Madison who wish to redeem their shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

Public shareholders who wish to redeem their shares for a pro rata portion of the trust account must, among other things, as fully described in the section entitled “General Meeting of One Madison Shareholders – Redemption Rights,” deliver their shares to the transfer agent electronically through the DTCC prior to 5:00 p.m., local time, on        , 2019.

In addition, holders of outstanding units of One Madison must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTCC’s DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than twenty percent (20%) of ordinary shares issued in the IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 20% of ordinary shares issued in the IPO.

A public shareholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in an amount in excess of 20% of the ordinary shares included in the units sold in the IPO. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, One Madison will require each public shareholder seeking to exercise redemption rights to certify to One Madison whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to One Madison at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which One Madison makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over One Madison’s ability to consummate the business combination and you could suffer a material loss on your investment in One Madison if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if One Madison consummates the business combination. As a result, you will continue to hold that number of shares aggregating to more than 20% of the shares sold in the IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. One Madison cannot assure you that the value of such excess shares will appreciate over time following the business combination or that the market price of One Madison’s ordinary shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge One Madison’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, One Madison’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the business combination is not restricted by this limitation on redemption.

If third parties bring claims against us, the proceeds held in our trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in our trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses, including Rack Holdings, or other entities with which we do business execute agreements with us waive any right, title, interest or claim of any kind in or to any monies held in our trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against our trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in our trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in our trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against our trust account for any reason. Upon redemption of our public shares, if we are unable to complete the initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption.

Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per share initially held in our trust account, due to claims of such creditors. Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in our trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in our trust account as of the date of the liquidation of our trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to our trust account and except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy their indemnity obligations and believe that our Sponsor’s only assets are securities of our company and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such eventuality.

Risks Related to Other Proposals

We will issue additional Class A ordinary shares or preference shares under an employee incentive plan after closing. Such issuance would dilute the interest of our shareholders and likely present other risks.

Following the domestication and closing, our proposed organizational documents will authorize the issuance of up to 200,000,000 shares of Class A common stock, par value $0.0001 per share, 25,000,000 shares of Class B common stock, par value $0.0001 per share, 200,000,000 shares of Class C common stock, par value $0.0001, and 1,000,000 shares of preferred stock, $0.0001 per share. There are currently 170,000,000, 13,750,000, 200,000,000 and 1,000,000 authorized but unissued Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and preference shares, respectively, available for issuance which amount does not take into account shares reserved for issuance upon exercise of outstanding warrants and the forward purchase warrants, shares issuable upon conversion of the Class B ordinary shares or shares issued upon the sale of the forward purchase shares. The Class B ordinary shares are automatically convertible into Class A ordinary shares at the time of our initial business combination unless the holder elects to have such shares converted into Class C ordinary shares, as described herein. The Class C ordinary shares are convertible into Class A ordinary shares on a one-for-one basis (i) at the election of the holder with 65 days’ written notice or (ii) upon the transfer of such Class C ordinary share to an unaffiliated third party. Immediately after this offering, there will be no Class A ordinary shares or preference shares issued and outstanding.

As described in the Incentive Plan Proposal, we will issue a substantial number of additional shares of Class A common stock or preferred stock to complete under an employee incentive plan after completion of our initial business combination. The issuance of additional ordinary or preference shares:

●	may significantly dilute the equity interest of investors in this offering;

●	may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;

●	could cause a change in control if a substantial number of Class A ordinary shares are issued, which could result in the resignation or removal of our present officers and directors; and

●	may adversely affect prevailing market prices for our units, Class A ordinary shares and/or warrants.

The Business Combination

The Stock Purchase Agreement

This subsection of this proxy statement/prospectus describes the material provisions of the stock purchase agreement, but does not purport to describe all of the terms of the stock purchase agreement. The following summary is qualified in its entirety by reference to the complete text of the stock purchase agreement, a copy of which is attached as Annex A hereto. You are urged to read the stock purchase agreement in its entirety because it is the primary legal document that governs the business combination.

The stock purchase agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the stock purchase agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made and will be made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the stock purchase agreement. The representations, warranties and covenants in the Stock Purchase Agreement are also modified in important part by the underlying disclosure schedules, which we refer to as the “Schedules,” which are not filed publicly and which may be subject to contractual standards of materiality applicable to the contracting parties that differ from what may be viewed as material to shareholders. The representations and warranties in the stock purchase agreement and the items listed in the Schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts.

General; Structure of the Business Combination

On December 12, 2018, we entered into the stock purchase agreement with Seller and Rack Holdings pursuant to which, subject to the terms and conditions contained therein, One Madison will acquire all of the issued and outstanding equity interests of Rack Holdings from Seller.

The Seller approved and adopted the stock purchase agreement and the transactions contemplated thereby. Accordingly, no further action is required to be taken by the Seller to approve the acquisition.

Closing of the Business Combination

Subject to the terms and conditions of the stock purchase agreement, the closing will take place at 10:00 a.m., Local time, on the date that is the tenth (10th) business day after the satisfaction or waiver of the conditions described below under the subsection entitled “The Business Combination – The Stock Purchase Agreement – Conditions to the Closing of the Business Combination,” unless One Madison and Seller agree in writing to another time.

Consideration

Cash paid at the Closing

At the closing, One Madison will pay an amount in cash equal to $950,000,000, which amount will be:

●	adjusted by the difference between the net working capital of Rack Holdings and its subsidiaries as of the closing as measured against a working capital target amount of $22,000,000 (which could be a downward or upward adjustment);

●	increased by the amount of cash of Rack Holdings and its subsidiaries as of the closing; and

●	reduced by the amount of debt and unpaid transaction expenses of Rack Holdings and its subsidiaries as of the closing.

The purchase price paid at the closing will be based on an estimate of the foregoing adjustments.

Post-Closing Adjustment

Within 60 days after the closing, One Madison will prepare and deliver to Seller a statement of the net working capital, debt, and cash and cash equivalents with each calculated as of the close of business on the business day immediately preceding the closing (the “closing statement”). The cash consideration will be adjusted by the sum (which may be positive or negative) of (i) the closing date net working capital minus the estimated closing date net working capital, (ii) the estimated closing date debt minus the closing date debt and (iii) the closing date cash minus the estimated closing date cash (such sum, the “adjustment amount”). If the adjustment amount is positive, One Madison will, within five (5) business days after the closing date net working capital, closing date debt and closing date cash are determined, make payment by wire transfer of immediately available funds to the Seller an amount equal to the absolute value of the adjustment amount. If the adjustment amount is a negative number, Seller will, within five (5) business days after the closing date net working capital, closing date debt and closing date cash are determined, pay by wire transfer in immediately available funds to One Madison an amount equal to the absolute value of the adjustment amount.

Amendment to Stock Purchase Agreement

Pursuant to the amendment to the stock purchase agreement, the closing cash consideration is payable in immediately available funds as follows: (x) €140,000,000 in Euros and (y) an amount in U.S. dollars equal to the closing cash consideration less the Euro payment credit.

Material Adverse Effect

Under the stock purchase agreement, certain representations and warranties of Rack Holdings are qualified in whole or in part by a “Material Adverse Effect” standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the stock purchase agreement, a “Material Adverse Effect” means, with respect to Rack Holdings, any event, change, development, circumstance, state of facts or effect that has, or would reasonably be expected to have, a material adverse effect on (i) the business, results of operations, condition (financial or otherwise) or assets of Rack Holdings and its subsidiaries, taken as a whole; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of Rack Holdings and its subsidiaries: (a) any change in applicable laws or GAAP or any interpretation thereof to the extent that such change does not have a disproportionate impact on Rack Holdings and its subsidiaries, taken as a whole, as compared to other industry participants, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally to the extent that such change does not have a disproportionate impact on Rack Holdings and its subsidiaries, taken as a whole, as compared to other industry participants, (c) the announcement of the transactions contemplated by the stock purchase agreement as a result of or relating to the identity of One Madison or any communication by One Madison or any of its affiliates regarding its plans or intentions with respect to Rack Holdings and its subsidiaries, including the impact thereof on relationships with customers, suppliers, licensors, distributors, partners, providers or employees of Rack Holdings or any of its subsidiaries, (d) any change generally affecting any of the industries or markets in which Rack Holdings or any of its subsidiaries operates or the economy as a whole to the extent that such change does not have a disproportionate impact on Rack Holdings and its subsidiaries, taken as a whole, as compared to other industry participants, (e) the taking of any action required by Seller or Rack Holdings to be taken under the stock purchase agreement or which is taken with the prior written consent of One Madison, (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, (g) any national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions, or diplomatic or consular offices or upon any United States military installation, equipment or personnel or (h) any failure of Rack Holdings and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided that clause (h) will not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in or contributed to a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect) or (ii) the ability of Rack Holdings to consummate the transactions contemplated by the stock purchase agreement.

Conditions to Closing of the Business Combination

Conditions to Obligations of One Madison and Seller to Consummate the Business Combination

The obligations of One Madison and Seller to consummate, or cause to be consummated, the business combination are subject to the satisfaction at or prior to the closing of the following conditions, any one or more of which may be waived (if legally permitted) in writing by One Madison and Seller:

●	the approval of the Business Combination Proposal and the NYSE Proposal by One Madison’s shareholders pursuant to this proxy statement/prospectus must have been obtained;

●	all necessary permits, approvals, clearances, and consents of or filings with the relevant regulatory consent authorities specified in the stock purchase agreement (the “regulatory consent authorities”) must have been procured or made, as applicable; and

●	there must not be in force any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the business combination.

On January 22, 2019, the waiting period under the HSR Act expired.

Conditions to Seller’s Obligations to Consummate the Business Combination

The obligation of Seller to consummate the business combination is subject to the satisfaction at or prior to the closing of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by Seller:

●	the representations and warranties of One Madison set forth in the stock purchase agreement (without giving effect to any materiality qualification therein) must be true and correct in all respects as of the date of the Agreement and as of the date of the closing, as if made anew at and as of such time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct at and as of such date, except for, in each case, any inaccuracy or omission that would not reasonably be expected to materially adversely affect the ability of One Madison to consummate the business combination;

●	each of the covenants of One Madison to be performed as of or prior to the date of closing must have been performed in all material respects; and

●	Seller must receive a certificate signed by an officer of One Madison, dated the date of closing, certifying that, to the knowledge and belief of such officer, the preceding two bullets above have been satisfied.

Conditions to One Madison’s Obligations to Consummate the Business Combination

The obligation of One Madison to consummate, or cause to be consummated, the business combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by One Madison:

●	the representations and warranties of Seller and Rack Holdings set forth in the stock purchase agreement (without giving effect to any Material Adverse Effect or similar materiality qualification therein), other than the representations and warranties related to corporate organization, due authorization, no conflicts, ownership of shares, subsidiaries, capitalization, brokers’ fees and no Material Adverse Effect must be true and correct as of the date of closing, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties must be true and correct at and as of such date, except for, in each case, any inaccuracy or omission that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

●	the representations and warranties of Rack Holdings set forth in the stock purchase agreement related to no Material Adverse Effect must be true and correct in all respects as of the date that they expressly speak;

●	each of the representations and warranties of Seller and Rack Holdings set forth in the stock purchase agreement related to corporate organization, due authorization, no conflicts, ownership of shares, subsidiaries, capitalization and brokers’ fees (without giving effect to any Material Adverse Effect or similar materiality qualification therein) must be true and correct in all material respects as of the date of closing, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

●	each of the covenants of Seller to be performed as of or prior to the closing must have been performed in all material respects;

●	since December 12, 2018, there must not have occurred any event, change, occurrence, effect, development, condition, circumstance, state of facts or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

●	One Madison must have received a certificate signed by an officer of Seller, dated the date of closing, certifying that, to the knowledge and belief of such officer, the conditions described in the preceding five bullets above have been fulfilled.

Representations and Warranties

Under the stock purchase agreement, One Madison made customary representations and warranties relating to: corporate organization; due authorization; no conflict; litigation and proceedings; SEC filings, governmental authorities and consents; financial ability; debt financing; forward purchase agreements; equity financing; trust account; brokers’ fees; solvency and the company after transactions; affiliates; and no outside reliance.

Under the stock purchase agreement, Seller made customary representations and warranties relating to: corporate organization of Seller; due authorization; no conflict; governmental authorities and consents; ownership of shares; and litigation and claims.

Under the stock purchase agreement, Rack Holdings made customary representations and warranties relating to: corporate organization of Rack Holdings; subsidiaries; due authorization; no conflict; governmental authorities and consents; capitalization; financial statements; internal controls; undisclosed liabilities; litigation and proceedings; compliance with laws; contracts and no defaults; company benefit plans; labor matters; taxes; brokers’ fees; insurance; real property and assets; environmental matters; absence of changes; affiliate agreements; intellectual property; permits; customers and vendors; product warranty and product liability; economic sanctions and export control; solvency; proxy statement; and no additional representations and warranties.

Covenants of the Parties

Covenants of One Madison

One Madison made certain covenants under the stock purchase agreement, including, among others, the following, subject to certain exceptions and limitations:

●	One Madison will (and, to the extent required, will cause its controlled affiliates to) comply promptly but in no event later than December 27, 2018 with the notification and reporting requirements of the HSR Act and in connection with the other regulatory approvals required under the stock purchase agreement.

●	One Madison will substantially comply with any information or document requests.

●	One Madison will request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (1) obtain termination or expiration of the waiting period under the HSR Act and each other relevant jurisdiction to obtain the Regulatory Approvals, (2) prevent the entry in any action brought by a regulatory consent authority of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the stock purchase agreement and (3) if any such governmental order is issued in any such action, cause such governmental order to be lifted.

●	One Madison will not, and will cause its affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business, or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets (provided that in each of these circumstances, such business, business organization or assets, in whole or in part, overlap and compete with the business of Rack Holdings and its subsidiaries), if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents, waivers, approvals and waiting period expirations and terminations necessary to consummate the transactions contemplated by the stock purchase agreement; (ii) increase the risk of any governmental authority entering any injunction or other order, decree or ruling that would adversely affect the ability of the parties to consummate the transactions contemplated by the stock purchase agreement; (iii) require the transactions contemplated under the stock purchase agreement to be subject to the approval of a governmental authority that, absent such action by One Madison or its affiliates, would not otherwise be required; or (iv) increase the risk of not being able to adequately defend against or overturn any regulatory action by any governmental authority to prevent or enjoin the consummation of the transactions contemplated by the stock purchase agreement or any action brought by any governmental authority in connection therewith.

●	One Madison will pay all filing fees payable to the regulatory consent authorities with respect to the regulatory approvals required in connection with the transactions contemplated by the stock purchase agreement.

●	From and after the closing, One Madison will cause Rack Holdings to indemnify and hold harmless each present and former director and officer of Rack Holdings and any of its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the closing, whether asserted or claimed prior to, at or after the closing, to the fullest extent that Rack Holdings or any of its subsidiaries, as the case may be, would have been permitted under applicable law and its respective certificate of incorporation, bylaws or other organizational documents in effect on December 12, 2018 to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law, subject to One Madison’s receipt of an undertaking by or on behalf of such person to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified).

●	(i) One Madison will cause Rack Holdings and each of its subsidiaries (A) to maintain for a period of not less than six years from the closing provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Rack Holdings’ and its subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those persons than the provisions of the certificates of incorporation, bylaws and other organizational documents of Rack Holdings or such subsidiary, as applicable, in each case, as of December 12, 2018 and (B) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law and (ii) One Madison and Rack Holdings agree that any indemnification and advancement of expenses available to any current or former director of Rack Holdings or its subsidiaries by virtue of such current or former director’s service as a partner or employee of any investment fund that is an affiliate of Rack Holdings prior to the closing (any such current or former director, a “sponsor director”) will be secondary to the indemnification and advancement of expenses to be provided by Rack Holdings and its subsidiaries and that Rack Holdings and its subsidiaries (A) will be the primary indemnitors of first resort for sponsor directors, (B) will be fully responsible for the advancement of all expenses and the payment of all damages (as defined in the stock purchase agreement) with respect to sponsor directors and (C) will not make any claim for contribution, subrogation or any other recovery of any kind against such sponsor director or its affiliates in respect of any other indemnification available to any sponsor director.

●	For a period of one (1) year following the date of the closing, One Madison will provide each employee of Rack Holdings or any of its subsidiaries who continues in the employ of One Madison or any of its respective affiliates following the date of the closing (each, a “continuing employee”) and whose terms and conditions of employment are not subject to a collective bargaining or similar labor agreement (each, a “non-union employee”) with (A) annual base salary and annual cash incentive compensation opportunities that are no less than the annual base salary and annual cash incentive compensation opportunities, respectively, provided to each such Non-Union Employee immediately prior to the date of the closing, (B) employee benefits that are substantially comparable in the aggregate to those benefits provided by Rack Holdings to each such non-union employee immediately prior to the date of the closing; provided that such employee benefits shall exclude any change in control, transaction and retention benefits, equity and equity-based awards and programs, defined benefit pension benefits and retiree medical benefits that may be provided by Rack Holdings immediately prior to the date of the closing, and (C) severance benefits that are no less favorable than the severance benefits provided pursuant to the severance plans or policies listed in Schedules to the stock purchase agreement. As to each continuing employee whose terms and conditions of employment are subject to a collective bargaining or similar labor agreement, One Madison will comply with the terms and conditions of each applicable collective bargaining or similar labor agreement in a manner consistent with law.

●	From December 12, 2018 until the earlier of (x) the closing or (y) the date on which the stock purchase agreement is terminated, other than in connection with the transactions contemplated thereby and by the other transaction documents, One Madison agrees that it will not, and will not authorize or permit any of its affiliates or any of its or its subsidiaries’ representatives (in their capacity as such), to, directly or indirectly, (1) initiate, solicit, or knowingly facilitate, or make any offers or proposals related to, an initial business combination, (2) enter into, engage in or continue any discussions or negotiations with respect to any initial business combination with, or provide any non-public information, data or access to employees to, any person that has made, or that is considering making, a proposal with respect to an initial business combination, (3) enter into any agreement in principle of acquisition agreement or any similar agreement relating to an initial business combination or (4) approve or recommend or propose publicly to approve or recommend any initial business combination.

●	From December 12, 2018 until the earlier of (x) the closing or (y) the date on which the stock purchase agreement is terminated, other than in connection with the transactions contemplated thereby and by the other transaction documents, One Madison will immediately cease and terminate any solicitations, discussions or negotiations with any person with respect to any initial business combination and shall direct its representatives to cease and terminate any such solicitations, discussions or negotiations.

●	As promptly as practicable following December 12, 2018, One Madison will prepare, and as promptly as practicable following receipt of the required financial statements and the other information relating to Rack Holdings Inc. required to be included in the proxy statement/prospectus, One Madison will file with the SEC, in preliminary form, a proxy statement/prospectus in connection with the transactions contemplated hereby and provide its shareholders with the opportunity to redeem their One Madison shares pursuant to the One Madison Class A redemption in accordance with the applicable terms of One Madison’s existing organizational documents, any related agreements of One Madison or its affiliates, applicable law and any applicable rules and regulations of the SEC and NYSE.

●	One Madison will use reasonable best efforts to cause the proxy statement/prospectus to comply with the rules and regulations of the SEC. One Madison will promptly respond to any SEC comments on the proxy statement/prospectus and will otherwise use commercially reasonable best efforts to seek the completion of the review by the SEC of the proxy statement/prospectus as promptly as practicable. In the proxy statement/prospectus, One Madison will (i) solicit proxies from its shareholders to vote at the One Madison shareholders meeting in favor of (A) all shareholder approvals required by the rules of the NYSE with respect to the issuance of One Madison shares in connection with the equity financing and (B) any other Proposals One Madison deems necessary or desirable to consummate the transactions contemplated by the stock purchase agreement, and (ii) file with the SEC financial and other information about the transactions contemplated hereby in accordance with Regulation 14A of the Exchange Act. One Madison will take all actions within its control that are necessary, proper or advisable to obtain the approval of the Proposals, including by soliciting proxies as promptly as practicable for the purpose of approving the Proposals; provided, however, that One Madison will not be required to pay any consideration, or grant any accommodation, to any shareholder of One Madison to induce such shareholder to vote on or for the Proposals.

●	One Madison will, through its board of directors, recommend to its shareholders that they vote in favor of the Proposals and One Madison will include the board recommendation in the proxy statement/prospectus. The board of directors of One Madison will not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the board recommendation.

●	One Madison will, and will cause the debt financing subsidiary to, take all actions within its control that are necessary, proper or advisable to arrange and obtain the debt financing on terms and conditions not materially less favorable than those described in the debt commitment letter as promptly as practicable after December 12, 2018, including taking all actions within its control to (1) maintain in effect the debt commitment letter, (2) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the debt commitment letter (including the flex provisions) or on other terms no less favorable to One Madison, (3) satisfy or obtain a waiver thereof on a timely basis all conditions in the debt commitment letter, (4) assuming that all conditions contained in the debt commitment letter have been satisfied, consummate the debt financing at or prior to the closing and (v) enforce its rights under the debt commitment letter.

●	One Madison will pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the debt commitment letter and the definitive agreements with respect thereto.

●	In the event that any portion of the debt financing becomes unavailable on the terms and conditions contemplated by the debt commitment letter (including the flex provisions) (other than as a direct and proximate result of Rack Holdings’ material breach of any provision of the stock purchase agreement), One Madison will take all actions within its control that are necessary, proper or advisable to arrange and obtain any such portion from alternative sources, on terms, taken as whole, that are not materially more adverse to One Madison (including after giving effect to the market flex provisions) or that are otherwise reasonably acceptable to One Madison as promptly as practicable following the occurrence of such event; provided that the terms of such alternative financing shall not (A) impose new or additional conditions precedent or expand upon the conditions precedent to the debt financing as set forth in the existing debt commitment letter or (B) reduce the aggregate amount of available debt financing to less than the amount required to consummate the transactions contemplated by the stock purchase agreement (together with the other sources of financing contemplated hereby). One Madison will deliver to Rack Holdings true, correct and complete copies of all agreements entered into in connection with any such alternative financing promptly following the execution thereof; provided, that One Madison will be permitted to redact any fee letters required to be delivered pursuant to this sentence in the same manner as contemplated by One Madison’s representations and warranties related to debt financing.

●	One Madison will take all actions within its control that are necessary, proper or advisable to ensure that the financing pursuant to the forward purchase agreements (the “forward purchase agreement financing”) is funded at or prior to the closing on the terms and conditions described in the forward purchase agreements, including, to the extent within its control, (i) maintaining in effect the forward purchase agreements, (ii) satisfying or obtaining a waiver thereof on a timely basis all conditions in the forward purchase agreements, (iii) consummating the forward purchase agreement financing at or prior to the closing and (iv) enforcing its rights under the forward purchase agreements, including seeking specific performance of the parties thereunder.

●	One Madison will not amend, supplement or otherwise modify or waive its rights under the forward purchase agreements without the prior written consent of Seller if such amendment, supplement, modification or waiver would (i) impose new or additional conditions precedent or expand upon the conditions precedent to the forward purchase agreement financing as set forth in the existing forward purchase agreements or (ii) reduce the aggregate amount of available forward purchase agreement financing to less than the amount required to consummate the transactions contemplated by the stock purchase agreement (together with the other sources of financing contemplated hereby).

●	One Madison will not terminate, or assign its rights under, the forward purchase agreements without the prior written consent of Seller.

●	One Madison will take all actions within its control that are necessary, proper or advisable to ensure that the equity financing is funded at or prior to the closing on the terms and conditions described in the subscription agreements, including, to the extent within its control, (i) maintaining in effect the subscription agreements, (ii) satisfying on a timely basis all conditions in the subscription agreements, (iii) to the extent necessary to consummate the transactions contemplated by the stock purchase agreement, consummating the equity financing contemplated by the subscription agreements at or prior to the closing and (iv) enforcing its rights under the subscription agreements, including seeking specific performance of the parties thereunder.

●	One Madison will not amend, supplement or otherwise modify or waive its rights under the subscription agreements without the prior written consent of Seller if such amendment, supplement, modification or waiver would (i) impose new or additional conditions precedent or expand upon the conditions precedent to the equity financing as set forth in the existing subscription agreements or (ii) reduce the aggregate amount of available equity financing to less than the amount required to consummate the transactions contemplated by the stock purchase agreement (together with the other sources of financing contemplated thereby).

●	One Madison will not terminate, or assign its rights under, the subscription agreements without the prior written consent of Seller.

●	Upon the satisfaction (or waiver by One Madison) of the conditions to closing, and in accordance with and pursuant to the trust agreement, at the closing, (i) One Madison will cause the documents, opinions and notices required to be delivered to the trustee pursuant to the trust agreement to be so delivered and (ii) One Madison will make arrangements to cause the trustee to (A) pay as and when due all amounts payable to shareholders of One Madison holding Class A ordinary shares sold in One Madison’s IPO who will have previously validly elected to redeem their Class A ordinary shares in connection with the business combination and (B) promptly thereafter, pay all remaining amounts then available in the trust account in accordance with the stock purchase agreement and the trust agreement.

●	One Madison will not amend, supplement or otherwise modify or waive its rights under the trust agreement without the prior written consent of Seller.

●	One Madison will not terminate, amend, supplement or otherwise modify or waive its rights under the voting agreement without the prior written consent of Seller.

Covenants of Seller and Rack Holdings

Seller and Rack Holdings made certain covenants under the stock purchase agreement, including, among others, the following, subject to certain exceptions and limitations:

●	From December 12, 2018 until the earlier of the closing or the termination of the stock purchase agreement in accordance with its terms, Rack Holdings will, and will cause its subsidiaries to, except as contemplated by the stock purchase agreement or as consented to by One Madison in writing, operate the business of Rack Holdings, including with respect to capital expenditures, in the ordinary course and use their respective commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of Rack Holdings and its subsidiaries and (B) preserve the present relationships with customers, distributors, suppliers and employees of Rack Holdings and its subsidiaries. Without limiting the generality of the foregoing, except as set forth on the Schedules to the stock purchase agreement or as consented to by One Madison in writing, Rack Holdings will not, and Rack Holdings will cause its subsidiaries not to, except as otherwise contemplated by the stock purchase agreement:

●	change or amend the certificate of incorporation, bylaws or other organizational documents of Rack Holdings or any of its subsidiaries, except as otherwise required by law (whether by merger, consolidation or otherwise);

●	make, set aside or declare any non-cash dividend or non-cash distribution to the stockholders of Rack Holdings in their capacities as stockholders (it being acknowledged and agreed that any cash dividends or distributions shall be accurately reflected in the estimated closing statement);

●	transfer, issue, reissue, deliver sell or dispose of any shares of capital stock, securities, or other equity or voting interests of Rack Holdings or any of its subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities or equity or voting interests of Rack Holdings or any of its subsidiaries;

●	(i) effect any recapitalization, reclassification, or like change in the capitalization of Rack Holdings or any of its subsidiaries or (ii) amend the terms of, or adjust split, combine, subdivide or reclassify, any capital stock or other equity interests or any class (including the shares of common stock of Rack Holdings);

●	enter into or otherwise become subject to (including by acquisition), renew, fail to exercise, waive or release any material right or claim, modify or terminate (excluding any expiration or any renewal upon expiration, in accordance with its terms) any material contract (other than any credit document) or any contract that would have been a material contract had it been entered into prior to the date of the stock purchase agreement other than, in each case, in the ordinary course of business;

●	except (i) as otherwise required by law or (ii) required pursuant to existing benefit plans of Rack Holdings as in effect on the date of the stock purchase agreement (the “company benefit plans”), (A) grant, increase, accelerate the vesting or time of payment of, or in any way cause the funding of, any compensation, equity or equity-based awards, incentive opportunity, benefits or termination pay to any current or former employee, director or independent contractor of Rack Holdings or any of its subsidiaries, (B) adopt, enter into, terminate or amend any company benefit plan (or any plan that, had it been in existence on the date hereof, would be a company benefit plan), (C) forgive any loans, or issue any loans to any current or former employee, director or independent contractor, or (D) hire any employee with an annual base salary in excess of $150,000 or terminate the employment of any employee with an annual base salary in excess of $150,000 other than for cause;

●	except as required by law, enter into or amend any collective bargaining or other labor agreement;

●	acquire, whether by merger or consolidation or otherwise, or merge or consolidate with, or purchase substantially all of the assets or any equity interests directly or indirectly, of, any corporation, partnership, association, joint venture or other business organization or division thereof;

●	enter into any new commitments to make any capital expenditures not to exceed $500,000, in the aggregate, except acquisitions of equipment to be supplied to customers in the ordinary course of business;

●	(i) acquire any assets other than supplies, raw materials and equipment in the ordinary course of business or (ii) sell, lease (as lessor), transfer, license, encumber, abandon, fail to maintain, assign or otherwise dispose of or create, incur, permit to exist any lien on or encumber any assets pertaining to the business of Rack Holdings and its subsidiaries (except (x) with respect to intellectual property, (y) sales, transfers or dispositions of obsolete equipment in the ordinary course of business and (z) sales of inventory in the ordinary course of business);

●	make any material loans or material advances to, or capital contributions to or investments in, any person, except for loans and advances by and between Rack Holdings and its subsidiaries and for advances to employees or officers of Rack Holdings or any of its subsidiaries, in each case, in the ordinary course of business and consistent with past practice;

●	except as required by law, (i) make or change any material tax election, (ii) adopt or change any material tax accounting method or change any annual tax accounting period, (iii) agree to extend or waive the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, any material tax, (iv) file any amended tax return, (v) enter into any closing agreement, (vi) settle any tax claim or assessment, (vii) surrender any right to claim a tax refund, offset or other reduction in tax liability or (viii) take or omit to take any other material action with respect to taxes that is outside of the ordinary course of business;

●	pledge, sell, assign, transfer, lease, sublease, license, sublicense, covenant not to sue, abandon, mortgage, encumber or otherwise dispose of, modify, terminate or permit to lapse, place in the public domain, or otherwise fail to take any action to maintain, enforce or protect, or create or incur any lien (other than permitted liens, as defined in the stock purchase agreement) on, any Rack Holdings intellectual property, except, in each case, as required under the credit documents, the granting of non-exclusive licenses in the ordinary course of business, or in connection with the abandonment of such intellectual property that Rack Holdings reasonably determines is no longer material to Rack Holdings or its subsidiaries;

●	fail to (i) pay any annuity or prosecution, maintenance or other fee or file any document, response to office action or other filing, in each case, in connection with any registered intellectual property when due or (ii) diligently prosecute and maintain all registered intellectual property, except, in each case, in connection with the abandonment of such registered intellectual property that Rack Holdings reasonably determines is no longer material to Rack Holdings or its subsidiaries;

●	enter into any (i) agreement that restricts or purports to restrict the ability of Rack Holdings, any of its subsidiaries or any of its affiliates (including, after the closing, One Madison) to engage or compete in any line of business or with any person or in any geographic area or during any period of time, or enter into any agreement that restricts the ability of Rack Holdings, any of its subsidiaries or any of its affiliates to enter a new line of business or (ii) agreement with a reseller, distributor or sales agent for Rack Holdings’ products or services that does not contain Rack Holdings’ standard exclusivity provision applicable to distributor contractual counter parties;

●	enter into, renew or amend in any material respect any affiliate agreement (other than the termination thereof permitted pursuant to the stock purchase agreement);

●	(i) waive, settle or satisfy any claim against Rack Holdings or any of its subsidiaries (which includes, but is not limited to, any pending or threatened action), other than settlements that contemplate solely monetary relief not in excess of $100,000 in the aggregate (which amounts are paid prior to the closing or fully accrued in the estimated closing statement) and do not relate to the transactions contemplated by the stock purchase agreement or have any material reputational implications for Rack Holdings and/or its subsidiaries or (ii) waive, settle or satisfy any matters relating to the specified litigation (as defined in the stock purchase agreement, it being understood that the specified litigation shall be for One Madison’s benefit and, in order to give effect to the foregoing, for purposes of the determination of closing cash consideration and any Adjustment Amount, (x) any amounts paid to Rack Holdings or any of its subsidiaries prior to the closing in respect of the specified litigation (other than any refundable deposits referred to in cash and cash equivalents, as defined in the stock purchase agreement) shall be deducted from the determination of cash and cash equivalents and (y) net working capital shall not include any accruals, receivables or other assets in respect of the specified litigation);

●	change its working capital and/or cash management practices in any material respect, including its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

●	fail to maintain in full force and effect any insurance policy (other than as a result of the termination of insurance policies in accordance with their terms but only to the extent such policies are replaced with new insurance policies on substantially similar terms without diminution of or gaps in coverage in any material respect), or materially reduce the amount of any insurance coverage provided thereunder;

●	incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money other than (i) in connection with borrowings under Rack Holdings’ existing credit arrangements in the ordinary course of business, (ii) indebtedness owed to Rack Holdings and its subsidiaries or (iii) other indebtedness in an aggregate principal amount not to exceed $250,000;

●	subject any material properties or assets of Rack Holdings and its subsidiaries to any lien, except for permitted liens (as defined in the stock purchase agreement, “permitted liens”);

●	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Rack Holdings or any of its subsidiaries (other than the transactions contemplated by the stock purchase agreement);

●	make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Rack Holdings and its subsidiaries, except insofar as may have been required by a change in GAAP or law;

●	write up, write down or write off the book value of any of its assets, other than (i) in the ordinary course of business or (ii) as may be required by GAAP;

●	incur any liabilities (other than any liabilities arising in the ordinary course and consistent with past practice) owed (i) by Rack Holdings or any subsidiary of Rack Holdings to any subsidiary of Rack Holdings that is organized outside of the United States or (ii) by any subsidiary of Rack Holdings that is organized outside of the United States to another subsidiary of Rack Holdings that is organized outside of the United States; or

●	agree, authorize, resolve or commit to do any prohibited action listed above;

●	Seller will (and, to the extent required, will cause its affiliates to) comply promptly but in no event later than December 27, 2018 with the notification and reporting requirements of the HSR Act and each of the other permits, approvals, clearances, and consents of or filings necessary or advisable to be obtained from the applicable regulatory consent authorities and any other governmental authorities (“regulatory approvals”).

●	The HSR filing was submitted on December 20, 2018 and the waiting period expired on January 22, 2019.

●	Seller will (i) use commercially reasonable best efforts to substantially comply with any information or document requests from the regulatory consent authorities and other governmental authorities and (ii) request early termination of any waiting period under the HSR Act.

●	Seller and Rack Holdings will, and will cause their respective affiliates to, cooperate reasonably and in good faith with One Madison and with the regulatory consent authorities and any other governmental authorities with respect to the regulatory approvals and use its reasonable best efforts to promptly undertake all action required to complete lawfully the transactions contemplated by the stock purchase agreement as soon as practicable (but in any event prior to July 12, 2019 (the “termination date”)) and all action necessary or advisable, if requested in writing by One Madison, to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any regulatory consent authority and any other governmental authorities with respect to the regulatory approvals, or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated hereby, but Seller and Rack Holdings have no obligation to take any action that would have a material effect on the business of Rack Holdings and its subsidiaries, taken as a whole, unless such action is conditional upon and solely effective at or after closing.

●	On and as of the closing, Seller will take all actions necessary to cause all affiliate agreements (subject to certain exceptions specified on the Schedules to the stock purchase agreement) and all liabilities, debts or obligations owed by (i) a related party to Rack Holdings or any of its subsidiaries or (ii) Rack Holdings or any of its subsidiaries to a related party in connection therewith, to be terminated without any further force and effect or continuing liability of One Madison, Rack Holdings or any of their respective affiliates. Rack Holdings will deliver to One Madison written evidence reasonably satisfactory to One Madison of each such termination prior to the closing.

●	At the closing, Seller will deliver to One Madison a statement in accordance with Sections 1.1445-2(b)(2) of the Code certifying that Seller is not a foreign person.

●	From December 12, 2018 until the earlier of (x) the closing or (y) the date on which the stock purchase agreement is terminated, other than in connection with the transactions contemplated thereby, each of Seller and Rack Holdings agrees that it will not, and will not authorize or permit any of its affiliates or any of its or any of its subsidiary’s representatives (in their capacity as such), to, directly or indirectly, (1) initiate, solicit, or knowingly facilitate, or make any offers or proposals related to, an acquisition proposal, (2) engage in any discussions or negotiations with respect to an acquisition proposal with, or provide any non-public information or data to, any person that has made, or informs Seller or Rack Holdings that it is considering making, an acquisition proposal, or (3) enter into any agreement relating to an acquisition proposal.

●	Promptly following execution of the stock purchase agreement, Seller and its affiliates and representatives will terminate any existing discussions with any person other than One Madison and its affiliates and representatives regarding any acquisition proposal and request the return or destruction of any confidential information of Rack Holdings and its subsidiaries provided to any such person in connection therewith.

●	Rack Holdings will use its reasonable best efforts to, and will cause its subsidiaries and its and their respective representatives to use their reasonable best efforts to, provide all cooperation in connection with the arrangement of the debt financing as may be reasonably requested by One Madison, including using its reasonable best efforts with respect to the following:

●	participation at reasonable times and locations in a reasonable number of meetings, due diligence sessions (including accounting due diligence sessions), drafting sessions, presentations, “road shows” and sessions with prospective financing sources, investors and ratings agencies, including direct contact between appropriate members of senior management of Rack Holdings, on the one hand, and the actual and potential debt financing sources, on the other hand;

●	assisting with the preparation of materials for rating agency presentations, bank information memoranda (including a bank information memorandum that does not include information of the type that would constitute material non-public information of Rack Holdings or its subsidiaries if Rack Holdings was a publicly reporting company and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of Rack Holdings authorizing the distribution of information to prospective debt financing sources or investors and containing a representation to the debt financing sources that the public side versions of such documents, if any, do not include information of the type that would constitute material non-public information about Rack Holdings or its subsidiaries or securities if Rack Holdings was a publicly reporting company and containing a customary “10b-5” representation by Rack Holdings consistent with the debt commitment letter), in each case, to the extent reasonably necessary and customarily delivered in connection with debt financings of the same type as the debt financing;

●	causing Rack Holdings independent auditors to provide reasonable and customary assistance and cooperation in connection with the debt financing;

●	assisting One Madison in obtaining any corporate ratings from any ratings agencies contemplated by the debt financing;

●	furnishing (x) at least four (4) business days prior to the closing, all documentation and other information required by any Governmental Authority under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, that has been reasonably requested by One Madison at least ten (10) business days prior to the closing and (y) at least four (4) business days prior to the closing, all documentation and other information relating to beneficial ownership and other information required by the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time), to the extent such documentation or other information has been reasonably requested in writing by One Madison at least ten (10) business days prior to the closing, and in each case is necessary to satisfy the conditions set forth in the debt commitment letter, but in each case, solely as relating to Rack Holdings and its subsidiaries to the extent reasonably requested by One Madison in advance thereof;

●	executing and delivering at closing of any credit agreements, pledge and security documents, other definitive financing documents or other requested certificates or documents, including a customary solvency certificate by the chief financial officer of Rack Holdings in the form specified in the debt commitment letter;

●	cooperating with, and taking actions reasonably requested by, One Madison in order to facilitate the termination and payoff of the commitments and loans under Rack Holdings’ credit arrangements at closing upon or simultaneously with the funding of the debt financing (including, upon such funding, and subject to receipt of funds from One Madison, (w) the repayment in full of all obligations then outstanding thereunder, (x) the release of all encumbrances, security interests and collateral (subject to customary exceptions), (y) the termination of all guaranties and the agreements evidencing subordination in connection therewith and (z) the termination or replacement of all letters of credit outstanding thereunder, in each case at the closing) and facilitating the delivery to One Madison of payoff letters, lien terminations and other instruments of discharge with respect to Rack Holdings’ credit arrangements in customary form and substance from the administrative agent or other similar agents under Rack Holdings’ credit arrangements;

●	assisting the debt financing sources in benefiting from the existing material lending and investment banking relationships of Rack Holdings and its subsidiaries;

●	facilitating the obtaining of guarantees and pledging of collateral as may be reasonably requested by One Madison, including executing and delivering any customary guarantee, pledge and security documents, currency or interest hedging arrangements or other definitive financing documents, or other customary certificates or documents as may be reasonably requested by One Madison to facilitate any guarantee, obtaining and perfection of security interests in collateral from and after the closing (provided that any obligations contained in such documents shall be effective no earlier than as of the closing) and delivery to the debt financing sources at the closing of all certificates representing outstanding equity interests of Rack Holdings and each of its subsidiaries; and

●	updating any financial statements required pursuant to the stock purchase agreement (the “required information”) provided One Madison as may be necessary to ensure that (i) the financial statements comprising the required information present fairly, in all material respects, the consolidated financial position, results of operations, income and cash flows of Ranpak and its subsidiaries as of the dates and for the periods indicated in such financial statements in conformity with GAAP consistently applied throughout the periods presented (except, in the case of any interim unaudited financial statements, for the absence of footnotes and other presentation items and for normal year-end adjustments (none of which will be material)) and (ii) no independent auditor has withdrawn, or has advised Rack Holdings or any of its subsidiaries in writing that they intend to withdraw, their audit opinion with respect to any financial statements contained in the required information.

●	Rack Holdings will provide to One Madison, as promptly as reasonably practicable, the required information.

●	Rack Holdings will cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the closing and, if any claim is asserted or made within such six-year period, any insurance required to be maintained pursuant to the stock purchase agreement will be continued in respect of such claim until the final disposition thereof.

●	(i) At least five business days prior to the closing, Rack Holdings will submit for approval by its stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G stockholder vote”), any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “parachute payment”), (ii) at least seven business days prior to the closing, Rack Holdings will use reasonable best efforts to ensure that the right to any parachute payment shall have been irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) and (iii) Seller will have delivered to One Madison true and complete copies of all disclosure and documents that comprise the stockholder approval of each parachute payment and the calculations (and any backup data reasonably requested by One Madison that was used to determine what payments might constitute parachute payments) in sufficient time to allow One Madison to comment thereon but no less than five business days prior to the 280G Stockholder Vote, and will reflect all reasonable comments of One Madison thereon.

●	Prior to the closing, Seller will cause Rack Holdings and its affiliates to comply with any law or other requirement (whether statutory or pursuant to a labor agreement specified on the Schedules to the stock purchase agreement or any other written agreement with, or the constitution of, any works council or other employee body), to inform and/or consult with any employees, a relevant trade union or works council or any other employee representatives in relation to the transactions contemplated by the stock purchase agreement.

Fees and Expenses

Subject to certain exceptions set forth below, each party will bear its own expenses incurred in connection with the stock purchase agreement and the transactions contemplated therein whether or not such transactions are consummated, including fees and expenses payable to legal counsel, financial advisers and accountants.

If the parties must engage an independent accountant to resolve any disagreements related to the Adjustment Amount, the fees and expenses of the independent accountant will be allocated between One Madison and Seller based upon a fraction, the numerator of which is the portion of the aggregate contested amount not awarded to the applicable party and the denominator of which is the aggregate contested amount.

One Madison will be responsible for reasonable and documented out-of-pocket fees, costs and expenses of Seller, Rack Holdings and their subsidiaries (x) related to debt financing covenants, (y) incurred by the legal and accounting advisers of Seller and Rack Holdings related to the preparation of this proxy statement/prospectus the preparation of the required financial statements and (z) otherwise incurred in connection with the preparation of this proxy statement/prospectus and other SEC filings; provided that (1) with respect to clause (z), such actions have been requested to be taken in advance by One Madison and (2) with respect to clauses (x), (y) and (z), (I) One Madison approved in writing the applicable fees, costs or expenses in advance of such fees, costs and expenses being incurred (such approval not to be unreasonably withheld), (II), such fees, costs and expenses are incurred on the same cost basis as any similar fees, costs and expenses borne by Seller (including reflecting any applicable discounts or negotiated rates charged by the applicable service provider to Seller and its affiliates) and (III) One Madison is provided with reasonably detailed itemized invoices (including time entry details for service providers billing increments of time).

On December 28, 2018, One Madison deposited $1,000,000 into a bank account (the “escrow account”) of Fifth Third Bank (the “escrow agent”) pursuant to the stock purchase agreement. One Madison will contribute funds from time to time to the escrow account to ensure that such account holds at least $250,000 until all fees, costs and expenses are fully paid and settled in accordance with the terms described above. Any interest earned on amounts subject to the escrow account will be for the benefit of One Madison, and any amounts remaining under the escrow account after all fees, costs and expenses are fully paid and settled in accordance with the terms set forth above will be returned to One Madison. On July 12, 2019, the escrow account will terminate and any amounts remaining under the escrow account will be returned to One Madison, it being understood that the termination of the escrow account will not release One Madison from its obligations related to fees and expenses under the stock purchase agreement.

Survival of Representations, Warranties and Covenants; Representation and Warranty Liability Insurance

None of the representations, warranties, covenants and agreements in the stock purchase agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements (except in the case of fraud), will survive the closing, except for those covenants or agreements contained therein that by their terms are required to be performed after the closing. One Madison has purchased a representation and warranty liability insurance policy on customary terms, which provides limited protection to One Madison for inaccuracies in Seller’s and Rack Holdings’ representations and warranties and for certain pre-closing taxes of Rack Holdings and its subsidiaries. The representation and warranty liability insurance policy is subject to certain significant coverage limits and exclusions and therefore does not provide comprehensive protection to One Madison for these matters.

Termination

The stock purchase agreement may be terminated and the business combination and the other transactions contemplated thereby may be abandoned at any time prior to the closing:

●	by the mutual written consent of One Madison and Seller;

●	by written notice to Seller from One Madison if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of Seller set forth in the stock purchase agreement, such that the conditions to closing would not be satisfied at the closing (a “terminating seller breach”), except that, if such terminating seller breach is curable by Seller through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date One Madison provides notice of such violation or breach and the termination date) after receipt by Rack Holdings of notice from One Madison of such breach, but only as long as Seller continues to use its reasonable best efforts to cure such terminating seller breach (the “seller cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating seller breach is not cured within the seller cure period, (ii) the closing has not occurred on or before the termination date, or (iii) the consummation of the transactions contemplated by the stock purchase agreement is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided that the right to terminate the stock purchase agreement under subsection (ii) of this bullet shall not be available if One Madison’s failure to fulfill any obligation under the stock purchase agreement has been the cause of, or resulted in, the failure of the closing to occur on or before such date;

●	by written notice to One Madison from Seller if (i) there is any breach of any representation, warranty, covenant or agreement on the part of One Madison set forth in the stock purchase agreement, such that the conditions to closing would not be satisfied at the closing (a “terminating company breach”), except that, if any such terminating company breach is curable by One Madison through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date One Madison provides written notice of such violation or breach and the termination date), after receipt by One Madison of notice from Seller of such breach, but only as long as One Madison continues to exercise such reasonable best efforts to cure such terminating company breach (the “company cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating company breach is not cured within the company cure period, (ii) the closing has not occurred on or before the termination date, (iii) One Madison withdraws its board recommendation, (iv) the approval of One Madison’s shareholders in respect of the Business Combination Proposal and the NYSE Proposal is not obtained at the One Madison general meeting (unless the One Madison general meeting is adjourned due to select circumstances, in which case Seller will have the ability to terminate the stock purchase agreement if the approval of One Madison’s shareholders in respect of the Proposals is not obtained at the One Madison general meeting within ten (10) calendar days following the dissemination of any supplement or amendment to this proxy statement/prospectus) or (v) the consummation of the transactions contemplated by the stock purchase agreement is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided that the right to terminate the stock purchase agreement under subsections (ii) or (iii) of this bullet will not be available if Seller’s failure to fulfill any obligation under the stock purchase agreement has been the cause of, or resulted in, the failure of the closing to occur on or before such date;

●	by Seller giving written notice to One Madison at any time prior to the closing if (i) One Madison fails to consummate the closing on the date on which the closing is required to take place pursuant to the stock purchase agreement, (ii) all of the conditions to closing (other than conditions which are to be satisfied by actions taken at the closing, but which conditions would be satisfied if the closing were to occur on the date of such notice) have been satisfied, (iii) Seller has indicated in writing to One Madison that all of the conditions to closing have been satisfied or waived by Seller, (iv) Seller is prepared to consummate the closing, and (v) One Madison fails to consummate the closing within ten (10) business days of receipt of such notice; or

●	by One Madison or Seller by giving written notice to the other party if the approval of One Madison’s shareholders is not obtained upon a vote duly taken thereon at the One Madison general meeting.

Amendments

The stock purchase agreement may be amended or modified only by an instrument in writing duly executed by the parties; provided, however, that no amendment may modify, waive or terminate the debt financing provisions without the prior written consent of the debt financing sources that are party to the debt commitment letter and no other amendment, waiver, termination or modification to any other provision of the stock purchase agreement would have the substantive effect of amending, waiving or modifying any of the debt financing provisions in a manner adverse to the debt financing sources without the consent of the debt financing sources that are party to the debt commitment letter.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the stock purchase agreement or in connection with the business combination, which we refer to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The Related Agreements have previously been filed with the SEC on One Madison’s (i) Current Report on Form S-1, dated as of October 13, 2017, as amended on January 5, 2018, or (ii) Form 8-K filed with the SEC on December 13, 2018. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Consent of Forward Contract Parties

Concurrently with the execution of the stock purchase agreement, One Madison entered into the FPA consent with parties to the forward purchase agreements, as amended dated October 5, 2017 and amended on December 15, 2017 and January 5, 2018, that have committed to purchase substantially all of the forward purchase shares pursuant to which, among other things, the consenting forward purchase agreement parties (i) consented to the entry into the stock purchase agreement (subject to the provisions of the forward purchase agreements that One Madison seek the consent of the parties to the forward purchase agreements prior to amending the stock purchase agreement, to the extent required thereunder), (ii) waived any notice requirement and right to participate in the issuance of equity securities in connection with the subscription agreements, (iii) agreed that such parties did not have any Claim to, or to any monies in, the trust account, and irrevocably waived any Claim to, or to any monies in, the trust account that such party may have in the future, and (iv) received the right to purchase (x) a number of Class A ordinary shares in lieu of an equal number of Class C ordinary shares set forth on the signature page to the forward purchase agreements, as applicable or (y) a number of Class C ordinary shares in lieu of an equal number of Class A ordinary shares set forth on the signature pages to the forward purchase agreements, as applicable.

The foregoing description of the FPA consent is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.7 to this proxy statement/prospectus and is incorporated herein by reference.

Subscription Agreements

In order to finance a portion of the stock purchase agreement consideration and the costs and expenses incurred in connection therewith, One Madison entered into the subscription agreements with certain equity financing investors concurrently with the execution of the stock purchase agreement, providing for the commitments of such equity financing investors to purchase an aggregate of  14,200,000 shares of One Madison’s Class A ordinary shares, or Class C ordinary shares, for $10.00 per share, for an aggregate purchase price of $142,000,000. Such equity financing investors were granted customary demand and piggyback registration rights on either (i) the same terms negotiated in connection with the forward purchase agreement to which they were a party (if applicable) or (ii) the terms of the registration rights set forth in an exhibit to the applicable subscription agreement to the extent such party did not have existing registration rights for other One Madison securities held by it at the effective time of such subscription agreement. Subject to satisfaction of certain conditions in the subscription agreements, the equity financing investors party to the subscription agreements agreed to vote any Class A ordinary shares owned by such parties in favor of any shareholder approvals sought by One Madison in connection with the business combination.

Funding Procedures

One Madison will provide notice to the parties to the subscription agreements at least ten (10) business days before the funding of the aggregate commitments under the subscription agreements of the anticipated date of the closing and wire instructions of the escrow account of a third-party escrow agent to hold the aggregate amounts committed under the subscription agreements. At least two (2) business days before the closing, the parties to the subscription agreements are required to deliver cash via wire transfer to be held in escrow to fund the business combination until the closing of the transactions contemplated by the subscription agreements.

Closing

The closing of the transactions contemplated by the subscription agreements will occur immediately prior to the completion of the business combination. At such closing, One Madison will issue the applicable securities to the parties to the subscription agreements, registered in the name of the applicable party, concurrently with the release of the aggregate funds deposited to the escrow account pursuant to the subscription agreements. The closing of each of the subscription agreements is subject to customary conditions, including but not limited to (i) certain fundamental representations and warranties made by the parties thereto being true and correct as of the closing, except where the failure to be true and correct would not have a material adverse effect on the applicable party or its ability to complete the transactions contemplated by the subscription agreements, (ii) material compliance with the covenants under the subscription agreements and (iii) the satisfaction or waiver of the conditions to closing set forth in the stock purchase agreement.

Termination

The subscription agreements automatically terminate upon the termination of the stock purchase agreement or upon the mutual written consent of One Madison and the subscription investors.

The foregoing description of the subscription agreements is not a complete description thereof and is qualified in its entirety by reference to the full text of such amended and restated agreement, a form of which is filed as Exhibit 10.8 to this proxy statement/prospectus and is incorporated herein by reference.

Amended and Restated Voting Agreement

Concurrently with the execution of the stock purchase agreement, One Madison and the BSOF entities entered into the voting agreement, pursuant to which the BSOF entities, holders of 4,000,000 Class A ordinary shares in the aggregate, agreed to vote any Class A ordinary shares they hold in favor of any shareholder approvals sought by One Madison in connection with the business combination and not to exercise any right of redemption in respect of such Class A ordinary shares. The voting agreement generally prohibits the BSOF entities from transferring their shares prior to the termination of such agreement without the prior written consent of One Madison, unless as a condition to such transfer, the transferee agrees to be bound by the provisions of the voting agreement with respect to the applicable Class A ordinary shares. In addition, the voting agreement provides the BSOF entities with a consent right over material amendments to the stock purchase agreement. In the event One Madison proposes to enter into a material amendment to the stock purchase agreement, One Madison is required to deliver a detailed description of such amendment to the BSOF entities. The BSOF entities will then have ten (10) business days to consent to such material amendment and shall be binding upon delivery and irrevocable by the BSOF entities. In the event the BSOF entities do not respond to the consent request, the BSOF entities will be deemed to have consented to the material amendment to the stock purchase agreement. The BSOF entities agreed that such parties did not have any Claim to, or to any monies in, the trust account, and irrevocably waived any Claim to, or to any monies in, the trust account that such party may have in the future. Finally, pursuant to the voting agreement, the BSOF entities waived any notice requirement and right to participate in the issuance of equity securities pursuant to the subscription agreements.

Termination

The voting agreement will automatically terminate upon the first to occur of (i) the completion of the business combination, (ii) the termination of the stock purchase agreement and (iii) the date of the mutual written consent of One Madison and the BSOF entities.

The foregoing description of the voting agreement is not a complete description thereof and is qualified in its entirety by reference to the full text of such amended and restated agreement, which is filed as Exhibit 10.9 to this proxy statement/prospectus and is incorporated herein by reference.

Forward Purchase Agreement Assignment and Assumption Agreement

Concurrently with the execution of the stock purchase agreement, the Assignor entered into the FPA assignment and assumption agreement with Gerard Griffin, pursuant to which the Assignor, on the terms and subject to the conditions set forth therein, (i) assigned to Mr. Griffin the right and obligation to acquire 350,000 Class A ordinary shares and 116,677 warrants to purchase Class A ordinary shares under the terms of the Assignor’s forward purchase agreement and (ii) sold to Mr. Griffin 87,500 Class B ordinary shares at the same price per share at which the Assignor purchased such Class B ordinary shares from One Madison. The assignment contemplated by the FPA assignment and assumption agreement does not relieve the Assignor of his obligations with respect to the portion of the forward purchase agreement commitment assigned thereunder. Mr. Griffin agreed to waive any Claim in or to any distributions by One Madison from the trust account and agreed not to seek recourse against the trust account for any reason whatsoever. Finally, Mr. Griffin acknowledged and agreed to the transfer restrictions on the Class B ordinary shares under the forward purchase agreement pursuant to which the Assignor acquired the Class B ordinary shares from One Madison.

The foregoing description of the FPA assignment and assumption agreement is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.10 to this proxy statement/prospectus and is incorporated herein by reference.

Working Capital Promissory Note

Concurrently with the execution of the stock purchase agreement, One Madison issued the $4,000,000 working capital promissory note to certain of the sources of equity financing for the business combination under the forward purchase agreements and the subscription agreements in exchange for $4,000,000 of financing to be used for the payment of working capital expenses, including expenses incurred in connection with the business combination. The note is non-interest bearing, unsecured and due on the earliest of (i) the consummation of One Madison’s initial business combination, (ii) 30 days after the date on which the stock purchase agreement is terminated in accordance with its terms and (iii) September 12, 2019. Each funding source acknowledged that the trust account is for the benefit of One Madison’s public shareholders and waived any Claim in or to any monies held in the trust account, or any other asset of One Madison as a result of any liquidation of One Madison, except for the redemption and liquidation rights such party may have in respect of Class A ordinary shares held by it, if any.

Funding Procedures

The working capital promissory note was funded by the financing sources party thereto on or prior to December 21, 2018. One Madison intends to repay the working capital promissory note from the proceeds of the equity financing provided pursuant to the subscription agreements.

Events of Default

The loans made pursuant to the working capital promissory note become due and payable automatically upon the occurrence of an event of default, including, but not limited to (i) One Madison’s failure to pay the principal amount due within five business days of becoming due pursuant to the terms of the working capital promissory note, (ii) One Madison’s commencement of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law or (iii) the entry of a decree or order for relief by a court in an involuntary case under any applicable bankruptcy, insolvency or other similar law of One Madison or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

The foregoing description of the working capital promissory note is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.11 to this proxy statement/prospectus and is incorporated herein by reference.

Reallocation Agreement

Concurrently with the execution of the stock purchase agreement, One Madison entered into the reallocation agreement with the sources of equity financing for the business combination under the forward purchase agreements and the subscription agreements, pursuant to which the Class B ordinary shares issued and the rights to acquire warrants to purchase Class A ordinary shares arising under the forward purchase agreements were reallocated among all equity financing investors pro rata based on the aggregate amount of equity financing provided by such equity financing investors under the forward purchase agreements and the subscription agreements. The holders of the Class B ordinary shares and warrants that were transferred pursuant to the reallocation agreement are entitled to registration rights for such securities consistent with those set forth in such party’s forward purchase agreement or subscription agreement, as applicable. In addition, the Class B ordinary shares owned by each party to the reallocation agreement following the reallocation are subject to the provisions in the forward purchase agreement relating to Class B ordinary shares, including with respect to the voting of, transfer and forfeiture and waiver of redemption rights with respect to such Class B ordinary shares, or, for the parties to the reallocation agreement that are not party to a forward purchase agreement, the provisions substantially similar to such forward purchase agreement provisions that are set forth on an exhibit to the reallocation agreement. The reallocation was effective as of the execution of the stock purchase agreement and reflected in One Madison’s register of members promptly thereafter.

Further Reallocation

In the event the stock purchase agreement is terminated, the reallocation pursuant to the reallocation agreement will be reversed, such that the parties thereto will own the number of Class B ordinary shares and rights to acquire warrants to purchase Class A ordinary shares arising under the forward purchase agreements equal to the amount of such securities owned immediately prior to the closing of the reallocation agreement, for no additional consideration.

The foregoing description of the reallocation agreement is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement, the form of which is filed as Exhibit 10.12 to this proxy statement/prospectus and is incorporated herein by reference.

Debt Commitment Letter

Concurrently with the execution of the stock purchase agreement, One Madison entered into the debt commitment letter with the lenders, pursuant to which the lenders have committed to provide senior secured credit facilities subject to the conditions set forth in the debt commitment letter. The aggregate commitment consists of a $450,000,000 first lien term facility, a $45,000,000 revolving facility, a $100,000,000 first lien contingency term facility and a $100,000,000 second lien contingency term facility. One Madison has the ability to bring in additional revolving lenders to provide up to $30,000,000 additional commitments under the revolving facility. The obligations of the lenders to provide debt financing under the debt commitment letter are subject to a number of conditions.

The first lien term facility, revolving facility, and first lien contingency term facility will accrue interest at a rate of LIBOR plus 3.75% (assuming a first lien net leverage ratio of less than 5.00:1.00), subject to leverage-based stepdowns. The second lien contingency term facility will accrue interest at a rate of LIBOR plus 7.50%. The first lien term facility and first lien contingency term facility will mature on the seventh anniversary of the date of the closing. The revolving facility will mature on the fifth anniversary of the date of the closing. The second lien contingency term facility will mature on the eighth anniversary of the date of the closing.

The foregoing description of the debt commitment letter is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.13 to this proxy statement/prospectus and is incorporated herein by reference.

Class B Share Consent

Concurrently with the execution of the stock purchase agreement, shareholders holding more than two-thirds of One Madison’s Class B ordinary shares, par value $0.0001 per share, entered into the Class B share consent pursuant to which such shareholders, on behalf of themselves and all other holders of Class B ordinary shares, waived the anti-dilution protection benefiting the Class B ordinary shares under the terms of One Madison’s existing organizational documents with respect to (i) the Class A ordinary shares and Class C ordinary shares to be issued pursuant to the subscription agreements and (ii) any Class A ordinary shares or Class C ordinary shares to be issued by One Madison in connection with the exchange of any of One Madison’s outstanding private placement warrants. As such, assuming no other equity securities are issued in connection with the business combination and assuming no redemption of Class A ordinary shares by One Madison’s shareholders, on the business day following the consummation of the business combination, each Class B ordinary share will convert into one Class A ordinary share or one Class C ordinary share, as applicable.

The foregoing description of the Class B share consent is not a complete description thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 10.14 to this proxy statement/prospectus and is incorporated herein by reference.

Warrant Exchange Agreement

One Madison is currently in discussions with the anchor investors and the BSOF entities regarding the proposed warrant exchange, pursuant to which the 8,000,000 private placement warrants issued to the anchor investors and the BSOF entities would be deemed automatically cancelled in full (with all rights, liabilities and obligations thereunder discharged in full) and, in consideration therefor, One Madison would issue an aggregate of 800,000 Class A ordinary shares or Class C ordinary shares (at the election of the holder). None of the holders of the private placement warrants have committed to participate in the proposed warrant exchange, and there can be no assurances that any such holder will participate in such exchange. Unless otherwise indicated, descriptions in this proxy statement/prospectus of our capitalization and the ownership of One Madison’s securities does not reflect the proposed warrant exchange.

Registration Rights Agreement

Currently, our Sponsor, certain of our directors and officers, the BSOF entities and the equity financing investors have registration rights for certain of their respective securities of One Madison pursuant to the registration rights agreement, the strategic partnership agreement and the equity financing agreements, as applicable.

Pursuant to the registration rights agreement, the holders of the private placement warrants, the founder shares and the warrants that may be issued upon conversion of any working capital loans (and the ordinary shares underlying such warrants) are entitled to make up to three demands, excluding short form registration demands, that One Madison register such securities for sale under the Securities Act. In addition, the holders of such securities will have “piggy-back” registration rights to include their securities in other registration statements filed by One Madison subsequent to the consummation of the business combination.

Pursuant to the strategic partnership agreement and the equity financing agreements, we have agreed that we will use our reasonable best efforts (i) to file within 30 days after the closing of the initial business combination (and, with respect to clause (i)(B) below, within 30 days following announcement of the results of the shareholder vote relating to our initial business combination or the results of our offer to shareholders to redeem their ordinary shares in connection with our initial business combination (whichever is later), which we refer to as the “disclosure date”) a registration statement with the SEC for a secondary offering of (A) the forward purchase shares, the Class A ordinary shares and Class C ordinary shares underlying the forward purchase warrants, the subscription shares, and the equity financing investors’ and BSOF Entities’ founder shares, and (B) any other Class A ordinary shares or warrants acquired by the equity investors and the BSOF entities any time after we complete our initial business combination, (ii) to cause such registration statement to be declared effective promptly thereafter, but in no event later than 60 days after the closing or the disclosure date, as the case may be and (iii) to maintain the effectiveness of such registration statement until the earliest of (A) the date on which the equity investors or the BSOF entities cease to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act, subject to certain conditions and limitations set forth in the forward purchase agreements, the strategic partnership agreement and the subscription agreements. One Madison will bear the cost of registering these securities.

The foregoing description of the registration rights currently in effect is not a complete description thereof and is qualified in its entirety by reference to the full text of the registration rights agreement, the strategic partnership agreement and the equity financing agreements, which are filed as exhibits to this proxy statement/prospectus and incorporated herein by reference.

Background of the Business Combination

One Madison is a blank check company incorporated in the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The terms of the stock purchase agreement and related transactions are the result of extensive negotiations between One Madison, Seller, Rhône Capital IV L.P. (together with Rhône Group L.L.C. and certain of its affiliates, “Rhône”), the controlling equityholder of Seller, and their respective representatives. The following is a brief description of the background of these negotiations, the business combination and related transactions.

On January 17, 2018, One Madison consummated its IPO of 30,000,000 units. Each unit consists of one Class A ordinary share and one-half of one public warrant, to purchase one Class A ordinary share. Each whole public warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share.

The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $300,000,000 (before underwriting discounts and commissions and offering expenses). Simultaneously with the consummation of our IPO and the sale of the units, we consummated a private placement of 8,000,000 warrants at a price of $1.00 per warrant, issued to our anchor investors and BSOF entities, generating total proceeds of $8,000,000. A total of $300,000,000, comprised of $294,000,000 of net proceeds from the IPO, including $10,500,000 of the underwriters’ deferred discount, and $6,000,000 of the proceeds of the sale of the warrants, was placed in a trust account established for the benefit of our public stockholders. In addition, the anchor investors entered into forward purchase agreements with One Madison which provide for the purchase by the anchor investors of an aggregate of 15,000,000 Class A ordinary shares and Class C ordinary shares, plus an aggregate of 5,000,000 redeemable warrants to purchase one Class A ordinary share or one Class C ordinary share at $11.50 per share, for an aggregate purchase price of  $150,000,000, or $10.00 per Class A ordinary share or Class C ordinary share, as applicable, in a private placement to close concurrently with the closing.

Prior to the consummation of the IPO, neither One Madison, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with One Madison.

In connection with the IPO, One Madison identified certain general criteria and guidelines that it believed were important in evaluating prospective target businesses, including companies with (i) strong brands and leading market positions, (ii) strong product development and manufacturing infrastructure, (iii) a scalable platform, (iv) an experienced management team, (v) opportunities for improved strategic planning and incentive structures for management of such companies, (vi) strong free cash flow generation from existing products, (vii) opportunities for operational improvements and (viii) opportunities to benefit from access to the public equity markets in order to support growth initiatives.

After the IPO, One Madison commenced an active search for prospective business combination candidates. Representatives of One Madison contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities.

During that period, One Madison’s management:

●	developed a list of potential business combination candidates by screening several hundred companies;

●	considered and conducted analyses of approximately 160 potential business combination candidates; and

●	engaged in detailed discussions, due diligence and negotiations with four potential business combination candidates or their representatives.

The four potential targets included (i) a specialty chemicals company (“Company A”), (ii) a professional coffee machine manufacturer (“Company B”), (iii) a casual dining restaurant chain (“Company C”) and (iv) a national grocery retailer (“Company D”).

In early 2018, One Madison began discussions with Company A and, in May 2018, One Madison submitted an indication of interest in an acquisition of Company A. However, discussions between One Madison and Company A ceased over disagreements as to valuation. In April 2018, One Madison initiated discussions with Company B and, in May 2018, submitted an indication of interest in an acquisition of Company B. Discussions between One Madison and Company B also ceased over disagreements as to valuation. One Madison was engaged in discussions with Company C from mid-2018 through October 2018. One Madison ended discussions with Company C after concluding that Company C’s business was not performing as expected. From mid-2018 through November 2018, One Madison engaged in various discussions with Company D, which ended in November 2018 when Company D suspended such discussions until early 2019.

On March 22, 2018, Omar Asali, the Chairman and Chief Executive Officer of One Madison, and Gerard Griffin, a strategic advisor to One Madison, had an introductory meeting with a Rhône representative. At such meeting, Mr. Asali noted to the Rhône representative that One Madison would be interested in engaging in discussions with Rhône regarding a transaction involving Ranpak if Rhône and Seller were to consider a sale of Ranpak.

On June 26, 2018, Mr. Asali met with Goldman Sachs & Co. LLC (“Goldman Sachs”) about an unrelated matter. At the conclusion of the meeting, Goldman Sachs informed Mr. Asali that Rhône had retained Goldman Sachs to initiate a sale process with respect to Ranpak. Mr. Asali reiterated One Madison’s interest in participating in the sale process. Later that day, the Goldman Sachs team conducting the sales process contacted Mr. Asali and provided him with a preliminary information memorandum about Ranpak and the sale process.

On July 11, 2018, One Madison and Seller executed a nondisclosure agreement in connection with One Madison’s consideration of a possible business combination. Subsequently, Goldman Sachs provided One Madison with a confidential information memorandum describing Ranpak’s business, operations and certain historical financial results. On July 20, 2018, Goldman Sachs provided One Madison with a sale process letter establishing the steps and timeline for such process.

During August 2018, One Madison began working with Citigroup Global Markets (“Citi”), One Madison’s financial advisor, and conducted a preliminary due diligence review of Ranpak and the protective packaging industry on the basis of the confidential information memorandum, as well as publicly available information and industry reports.

On August 2, 2018, One Madison held a regularly scheduled meeting of the board of directors of One Madison at which One Madison’s management team described the Ranpak sale process and the potential acquisition opportunity and provided the directors with an overview of the protective packaging industry, as well as the business, operations and results of Ranpak. Management further noted that One Madison was contemplating submitting a non-binding indication of interest on August 9, 2018, as contemplated by the July 20th sale process letter. Following management’s presentation, the directors discussed the sale process and potential acquisition opportunity and authorized management to submit a non-binding indication of interest in an acquisition of Ranpak.

On August 9, 2018, One Madison submitted a non-binding indication of interest to acquire Ranpak. The non-binding indication of interest submitted by One Madison included the following core terms:

●	an all-cash purchase price for 100% of the outstanding equity interests of Ranpak (on a debt- and cash-free basis and assuming a normalized level of working capital);

●	financing consisting of (i) $300,000,000 of equity capital from One Madison’s trust account, (ii) $150,000,000 of equity capital from One Madison’s anchor investors pursuant to the forward purchase agreements and (iii) the remainder of the purchase price consisting of debt and additional equity financing;

●	certain conditions to the consummation of the business combination including shareholder approval and other customary matters, including the receipt of all applicable regulatory clearances;

●	satisfactory completion of One Madison’s ongoing due diligence; and

●	negotiation of an acceptable acquisition agreement and other transaction documents.

Following Seller’s and Goldman Sachs’s receipt of the August 9th non-binding indication of interest, Goldman Sachs requested that One Madison provide additional information as to the shareholder approval requirement and shareholder redemption right applicable to One Madison, as a blank check company. Goldman Sachs also requested that the largest of One Madison’s anchor investors execute the non-binding indication of interest.

On August 20, 2018, One Madison submitted a revised non-binding indication of interest to address the concerns raised by Goldman Sachs. Upon receipt of the revised indication of interest, Goldman Sachs informed One Madison that it had been selected to proceed to the second round of the sale process. One Madison was granted access to the electronic data room created by Ranpak to facilitate the due diligence process for One Madison and other bidders participating in the sale process. One Madison subsequently commenced an extensive due diligence review of Ranpak with the assistance of its primary legal counsel, Davis Polk & Wardwell LLP (“Davis Polk”), and other specialty legal counsel, as well as accounting, tax, insurance, financial and other advisors. One Madison’s in-depth due diligence review continued until the execution of the stock purchase agreement.

On September 12, 2018, One Madison, together with Citi and representatives of its anchor investors and its strategic partner, attended a day-long management presentation at Ranpak’s headquarters outside Cleveland, Ohio. During this presentation, One Madison was given an opportunity to ask various questions of Ranpak’s management team regarding Ranpak’s business, operations, results and strategic initiatives.

On September 18, 2018, One Madison received a formal letter from Goldman Sachs describing the second phase of the sale process. As required by the process letter, after completing certain additional due diligence, One Madison submitted a revised non-binding indication of interest on October 1, 2018. The October 1st non-binding indication of interest included the following key terms:

●	an all-cash purchase price, which was reduced from its bid on August 9, 2018, for 100% of the outstanding equity interests of Ranpak (on a debt- and cash-free basis and assuming a normalized level of working capital);

●	financing consisting of (i) $300,000,000 of equity capital from One Madison’s trust account, (ii) $150,000,000 of equity capital from One Madison’s anchor investors pursuant to the forward purchase agreements, (iii) $222,000,000 of additional equity capital to be raised from One Madison’s anchor investors and (iv) the remainder of the purchase price consisting of debt financing;

●	certain conditions to the consummation of the business combination including shareholder approval and other customary matters, including the receipt of all applicable regulatory clearances;

●	satisfactory completion of One Madison’s ongoing due diligence; and

●	negotiation of an acceptable acquisition agreement and other transaction documents.

The proposed purchase price on September 18, 2018 was reduced from the purchase price reflected in One Madison’s initial non-binding indication of interest due to a downward revision to One Madison’s view of Ranpak’s adjusted EBITDA as a result of One Madison’s due diligence.

On October 11, 2018, a draft stock purchase agreement was added to the electronic data room, which One Madison reviewed and discussed with Davis Polk in detail.

In mid-October, 2018, Goldman Sachs notified One Madison that it had been selected to proceed to the final round of the sale process. Thereafter, One Madison continued its due diligence review of Ranpak with the assistance of Davis Polk, its specialist legal counsels, and its tax, accounting, insurance, financial and other outside advisors. As part of the ongoing due diligence process, One Madison, Citi and representatives of One Madison’s anchor investors and strategic partner met with Ranpak management at Ranpak’s headquarters outside of Cleveland, Ohio, for a two-day due diligence session on October 25, 2018 and October 26, 2018. Subsequently, on November 5, 2018, Mr. Asali met with Mark Borseth, Ranpak’s Chief Executive Office, to discuss Ranpak’s business and potential strategic opportunities.

On October 31, 2018, One Madison held a regularly scheduled meeting of the board of directors of One Madison at which One Madison’s management team provided an update to the board of directors on One Madison’s due diligence of Ranpak to date, the status of the sale process and One Madison’s strategy for the final round of the sale process. In addition, One Madison’s management and the board of directors discussed the anticipated final bid to be submitted by One Madison in mid-November pursuant to the process letter for the final round of the sale process, and the board of directors authorized One Madison to submit a final non-binding indication of interest.

On November 5, 2018, Davis Polk submitted a markup of the stock purchase agreement to Goldman Sachs and Sullivan & Cromwell LLP (“Sullivan & Cromwell”), Seller’s legal counsel, on One Madison’s behalf.

On November 7, 2018, One Madison, Davis Polk, and Sullivan & Cromwell held a teleconference to discuss certain of Seller’s comments to One Madison’s markup of the stock purchase agreement submitted by One Madison and certain elements of One Madison’s October 1st indication of interest. Among the issues raised by Sullivan & Cromwell were the status of the equity commitments referenced in One Madison’s October 1st non-binding bid letter, the shareholder approval condition proposed by One Madison, the level of debt financing required in relation to the potential shareholder redemptions, and the proposed allocation of certain tax and other assets and liabilities, as well as certain expenses, between One Madison and Seller.

On November 12, 2018, One Madison submitted a revised non-binding indication of interest to Goldman Sachs describing its final offer to acquire Ranpak. The November 12th bid letter included the following terms:

●	an all-cash purchase price of $940,000,000 for 100% of the outstanding equity interests of Ranpak (on a debt- and cash-free basis and assuming a normalized level of working capital);

●	financing consisting of (i) $40,000,000 of equity capital from One Madison’s trust account (net of redemptions), (ii) $150,000,000 of equity capital from One Madison’s anchor investors pursuant to the forward purchase agreements, (iii) $132,000,000 of additional equity capital to be raised from One Madison’s anchor investors and (iv) the remainder of the purchase price consisting of debt financing;

●	certain conditions to the consummation of the business combination including shareholder approval and other customary matters, including the receipt of all applicable regulatory clearances;

●	satisfactory completion of One Madison’s confirmatory due diligence; and

●	negotiation of an acceptable acquisition agreement and other transaction documents.

The proposed purchase price of $940,000,000 was reduced from the purchase price reflected in One Madison’s previous non-binding indication of interest due to One Madison’s due diligence investigation leading to a downward revision in One Madison’s topline growth and margin expectations for Ranpak.

As part of One Madison’s submission, One Madison also included a further revised markup of the stock purchase agreement, executed copies of subscription agreements, an executed copy of the voting agreement, executed commitment papers from One Madison’s debt financing source, a proposed exclusivity agreement to be executed by One Madison and Ranpak, and various other transaction documents, as well as the financial information and assumptions on which One Madison’s final indication of interest was premised.

Also, on November 12, 2018, the founder of one of One Madison’s anchor investors contacted a senior executive of Rhône to emphasize that One Madison’s anchor investors were in full support of One Madison’s offer.

On November 14, 2018, Goldman Sachs provided a response to One Madison’s indication of interest with respect to the proposed purchase price and working capital target. Goldman Sachs also noted certain concerns about the conditionality of One Madison’s debt and equity financing commitments and proposed that One Madison pay a reverse termination fee in the event shareholder approval was not obtained. Between November 15, 2018, and November 20, 2018, One Madison, Citi, Seller and Goldman Sachs engaged in negotiations with respect to such issues. During this period, on November 18, 2018, the founder of one of One Madison’s anchor investors contacted one of Rhône’s senior executives again to reiterate One Madison’s position.

On November 20, 2018, One Madison increased its proposed purchase price to $950,000,000 and advised Goldman Sachs that this was One Madison’s best and final offer. Later that day, Rhône authorized Sullivan & Cromwell to contact Davis Polk to discuss certain legal issues in the transaction documents, including language relating to the conditionality of the various commitments and the allocation of certain transaction expenses, tax benefits and assets and liabilities between the parties.

On November 21, 2018, One Madison and Seller, together with their respective advisors, had a telephone conversation to discuss the transaction. On the call, Sullivan & Cromwell described Seller’s position with respect to various issues, including the need for Seller to conduct diligence on the equity financing agreements and the allocation of certain transaction expenses, tax benefits and assets and liabilities between the parties. Following the call, Davis Polk informed Sullivan & Cromwell that One Madison was not willing to continue engaging in the sale process unless Rhône agreed to execute an exclusivity agreement with One Madison.

On November 23, 2018, Goldman Sachs informed One Madison that Seller had authorized Goldman Sachs to move forward with One Madison on the basis of a $950,000,000 purchase price, subject to agreement on a working capital target.

On November 24, 2018, Sullivan & Cromwell provided Davis Polk with a revised draft of the stock purchase agreement.

On November 26, 2018, One Madison, Sponsor, Seller and Rhône executed an exclusivity agreement (the “exclusivity agreement”), which provided that neither party would engage in discussions relating to any alternative acquisition proposals until December 2, 2018 and provided that the term of such exclusivity would automatically extend until December 9, 2018, unless either party notified the other of its objection to the extension.

During the next few days, One Madison and its legal, accounting, tax and financial advisors conducted confirmatory diligence on Ranpak, which included conference calls with certain of Ranpak’s customers. The parties negotiated and reached an agreement on the amount of the target working capital.

On November 29, 2018, Davis Polk provided Sullivan & Cromwell with a revised draft of the stock purchase agreement. Later that day, Sullivan & Cromwell provided Davis Polk with proposed revisions to the equity financing agreements, the voting agreement and other transaction documents.

On November 30, 2018, One Madison received an email from Goldman Sachs outlining various open issues, which included the allocation of certain transaction expenses, tax benefits and certain assets and liabilities between the parties. Goldman Sachs also requested that One Madison provide Ranpak with a list of final due diligence items that needed to be addressed prior to signing the stock purchase agreement.

On December 1, 2018, One Madison sent an e-mail to Goldman Sachs that listed various open issues and the remaining tasks and due diligence items that One Madison needed to complete prior to executing the stock purchase agreement.

Between December 1, 2018 and December 12, 2018, One Madison engaged Aon Risk Services Northeast, Inc. (“Aon”) as its insurance broker and negotiated with insurers for a customary buyer-side representation and warranty policy (the “R&W policy”).  Aon solicited indications of interest from four insurers on behalf of One Madison for the transaction and after evaluating such indications of interest with Aon and Davis Polk, One Madison agreed to purchase a primary layer insurance policy from Everest Indemnity Insurance Company (“Everest”) and excess layer insurance policy from Berkshire Hathaway Specialty Insurance Company (“Berkshire”).  After selecting Everest and Berkshire as its insurers, One Madison negotiated the R&W policy with the insurers and participated in telephone conferences regarding the due diligence One Madison conducted on Ranpak.  The insurance policies with Everest and Berkshire were executed in connection with the execution of the stock purchase agreement and related transaction documents on December 12, 2018.

On December 2, 2018, Davis Polk and Sullivan & Cromwell held a teleconference to discuss the draft stock purchase agreement. Also, on that day, Citi spoke with Goldman Sachs and conveyed One Madison’s view as to the matters that needed to be completed prior to executing transaction documents, and a timeline for completing them. Neither party notified the other party of its objection to the extension of the exclusivity agreement prior to its initial expiration on December 2, 2018 and, as a result, the exclusivity automatically was extended to December 9, 2018.

On December 3, 2018, One Madison sent Goldman Sachs an agenda for a final legal bring-down due diligence call and, on December 4, 2018, One Madison and its legal and financial advisors held bring-down legal and financial due diligence telephone calls with Ranpak financial, accounting and legal personnel.

Later, on December 4, 2018, Citi sent Goldman Sachs a proposal for a global resolution of all the open legal, financial and business issues.

On December 5, 2018, One Madison and Goldman Sachs discussed the proposed resolution. Goldman Sachs advised One Madison that Rhône was considering it. That afternoon, Mr. Asali held a teleconference with representatives of Rhône. The open issues discussed on that call related to the allocation of certain expenses and balance sheet assets and liabilities between the parties. Following that call, at the suggestion of Rhône, Mr. Asali spoke to Mr. Borseth about certain of the expense and other items over which the parties were negotiating. Later in the evening, Davis Polk provided Sullivan & Cromwell with a revised draft stock purchase agreement, as well as revised drafts of the voting agreement, equity financing agreements and other transaction documents.

On December 6, 2018, Rhône made an alternate proposal to Mr. Asali regarding the allocation of certain balance sheet assets and liabilities between the parties. Following that proposal, One Madison’s legal, tax and financial advisors held conference calls with Rhône’s legal, tax and financial advisors to more completely understand the nature of Rhône’s proposal.

On December 7, 2018, Sullivan & Cromwell provided Davis Polk & Wardwell a revised draft of the stock purchase agreement.

On December 8, 2018, Mr. Asali sent Rhône an e-mail setting forth a comprehensive, global proposal for the resolution of all remaining open issues. Mr. Asali’s email also specified a timeline for the parties to reach final agreement on, execute and deliver all transaction documents. Later that evening, a representative of Rhône replied to Mr. Asali that Rhône had accepted his proposal on the remaining open issues. The representative of Rhône further advised that he had authorized his advisors to work with One Madison’s advisors to conclude the transaction documents. After receipt of Rhône’s email, Davis Polk provided Sullivan & Cromwell a revised draft of the stock purchase agreement. On December 9, 2018, One Madison, Sponsor, Seller and Rhône amended the exclusivity agreement, extending the exclusivity period from December 9, 2018, until December 12, 2018. During this period, Davis Polk and Sullivan & Cromwell continued to negotiate the stock purchase agreement and other transaction documents.

Additionally, during this period, One Madison and its financial advisors had conversations with certain One Madison public shareholders to describe the anticipated transaction. All of these conversations were conducted pursuant to non-disclosure agreements. On December 12, 2018, Mr. Asali had a call with Mr. Borseth to address certain final bring-down due diligence items that One Madison had requested be addressed. Later that day, Davis Polk and Sullivan & Cromwell confirmed that all open legal items in the stock purchase agreement and other transaction documents had been resolved.

Later on December 12, 2018, the board of directors of One Madison held a telephonic meeting at which Messrs. Asali, Corley, Jones and King, One Madison’s board observers, certain members of One Madison’s management and representatives from One Madison’s advisors were in attendance. Prior to the meeting, copies of the significant transaction documents were distributed to the directors in substantially final form. Mr. Asali updated One Madison’s board of directors on One Madison’s final due diligence findings and the terms of the proposed business combination, including the resolution of the final outstanding items. A representative of Maples and Calder, Cayman counsel to One Madison, reviewed with the board of directors the fiduciary duties that applied to their consideration of the proposed business combination. A representative of Davis Polk discussed with the board of directors the proposed terms of the stock purchase agreement, the equity financing agreements and the other transaction documents to be entered into in connection with the proposed transaction. A representative of Citi discussed certain market perspectives and certain valuation perspectives with respect to Ranpak and the proposed transaction. Mr. Asali also discussed with the board a proposed transaction involving the cancellation of certain of the Company’s private placement warrants in exchange for 0.1 Class A ordinary shares per warrant, noting that no agreement had been reached with the holders of the private placement warrants regarding the proposed exchange and that the board of directors was not being asked to approve the exchange at this time. The board of directors then engaged in extensive discussions and deliberations with One Madison management and advisors. Among other things, the board of directors reviewed the adjusted Ranpak projections as described in the section of this proxy statement/prospectus entitled “The Business Combination – Certain Projected Financial Information.” The board of directors also considered various financial metrics as described in the section of this proxy statement/prospectus titled “The Business Combination - One Madisons’ Board of Directors’ Reasons for Approval of the Business Combination. Following these discussions and deliberations, One Madison’s board of directors unanimously adopted resolutions (i) approving the transaction, the stock purchase agreement and the consummation of the transactions contemplated thereby, including the equity financing agreements, the voting agreement, the debt financing and the other transaction documents and (ii) recommending that the transaction be submitted to One Madison’s shareholders for approval.

On December 12, 2018, following the meeting of One Madison’s board of directors, One Madison, Seller and Ranpak executed the stock purchase agreement and related documentation. In addition, on December 12, 2018, One Madison executed the agreements related to the financing.

On December 13, 2018, before the market opened, One Madison issued a press release announcing the transaction and filed a Current Report on Form 8-K with the SEC disclosing the execution of the stock purchase agreement and the other transaction documentation and certain other related information.

On December 20, 2018, One Madison filed a notification with the Federal Trade Commission requesting early termination of the waiting period under the HSR Act. On January 22, 2019, the waiting period under the HSR Act expired.

On January 24, 2019, One Madison entered into an amendment to the stock purchase agreement with Seller and Rack Holdings, pursuant to which, the closing cash consideration is payable in immediately available funds as follows: (x) €140,000,000 in Euros and (y) an amount in U.S. dollars equal to the closing cash consideration less the Euro payment credit.

One Madison’s Board of Directors’ Reasons for Approval of the Business Combination

One Madison’s board of directors considered a wide variety of factors in connection with its evaluation of the business combination. In light of the complexity of those factors, One Madison’s board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of One Madison’s board of directors may have given different weight to different factors. One Madison’s reasons for the board of directors’ approval of the business combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, One Madison’s board of directors reviewed the results of due diligence conducted by One Madison’s management, together with its advisors, which included, among other things:

●	extensive meetings and calls with Ranpak’s management team regarding operations and forecasts;

●	research on the protective packaging industry, including historical growth trends, market share information as well as end-market size and growth projections;

●	visits to Ranpak’s headquarters in Painesville, Ohio;

●	review of Ranpak’s material contracts and financial, tax, legal, accounting environmental, intellectual property and labor due diligence;

●	consultation with One Madison’s management and legal and financial advisors and industry experts;

●	review of current and forecasted industry and market conditions;

●	financial and valuation analysis of Ranpak and the business combination and financial projections prepared by Ranpak’s management team as adjusted by One Madison’s management team;

●	Ranpak’s audited and unaudited financial statements; and

●	Reports related to quality of earnings, tax, legal and environmental diligence prepared by external advisors.

In the prospectus for One Madison’s IPO, we identified general criteria and guidelines that we believed would be important in evaluating prospective target businesses. One Madison indicated its intention to acquire companies that it believes possess the following characteristics:

●	strong brands and leading market positions and that can perform through various cycles;

●	proven track record of strong operational execution and control over a substantial amount of their manufacturing processes;

●	culture of product development and innovation to maintain relevancy for existing products;

●	scalable platform that has sufficient infrastructure and capacity necessary to grow;

●	experienced management team that is well positioned to run the business and will benefit from One Madison’s expertise and experiences, networks and capital;

●	low capital intensity;

●	attractive margins and strong free cash flow generation with revenue where we have strong visibility; and

●	will benefit from access to the public equity markets with long-term investors that will support the company’s growth objectives.

In considering the business combination, One Madison’s board of directors concluded that Ranpak met all of the above criteria.

In particular, the board of directors considered the following positive factors, although not weighted or in any order of significance:

●	Significant Market Opportunity. The global addressable market for paper packaging products and services is substantial at approximately $7,000,000,000, with its growth largely driven by e-commerce. We see particularly significant growth potential in wrapping and thermal and in the Asian and Pacific markets. Ranpak’s end markets are also growing and diversified, with customers in over 50 different countries.

●	Environmentally Sustainable Growth. Environmental sustainability continues to gain strong momentum globally by businesses and consumers alike. We also view fiber as a superior substrate as compared to plastics; however, only 15% of the relevant market is attributable to fiber sales. As a pure-play fiber-based packaging solutions provider, Ranpak is well positioned to benefit from the anticipated growth in fiber-based packaging products.

●	Aligned with e-commerce Trend. Ranpak is well positioned to benefit not only from the increased focus on environmental sustainability, but it also generates 35% of sales from the fast growing e-commerce segment. As online penetration increases globally and retail sales increasingly shift online from brick and mortar, Ranpak is well positioned to benefit from the increase in parcels shipped across the globe.

●	Unique and Effective Business Model. Ranpak’s razor/razor blade business model in which customers rely exclusively on Ranpak consumables as well as extensive existing installed base of 97,000 machines drives recurring revenue, high margins, and stable free cash flows. Ranpak has also proven itself resilient during economic downturns.

●	Attractive Financial Profile. Its asset-light distribution model provides scalability and its exclusive relationships with top-tier distributors supports a defendable market share. Ranpak further has a track record of sector-leading long-term growth, high adjusted EBITDA margins and robust free cash flow generation. The Ranpak business model also benefits from a high return on investment with an approximately 15-month payback period per machine.

●	History of Product Development and Innovation. Ranpak has a proven history of effective product development and innovation. Ranpak benefits from the protection of a comprehensive patent portfolio, and we are confident that the product innovation pipeline will continue to grow through One Madison’s partnership with Ranpak.

●	Global footprint with the infrastructure and capacity to grow. Ranpak has manufacturing facilities in the United States and Europe to convert paper into rolls and fan-filled products that enable it to serve end-users in over 50 countries with a strong presence in the United States and Europe. Ranpak’s facilities have adequate capacity for future expansion without significant capital expenditures.

●	Scalable Platform. We see Ranpak as a platform for additional industry-leading eco-friendly solutions, which we anticipate developing both organically and through acquisition.

●	Proven Existing Management Team. Ranpak has an experienced and long-tenured management team with a proven track record of success. We are confident in the management team’s deep industry knowledge and strategic vision and believe that the One Madison and Ranpak teams will form a collaborative and effective long-term partnership.

●	Long-Standing Customer Partnerships. Ranpak sells value-added consumables to end-users through an established network of more than 240 exclusive distributors worldwide. Its distribution network provides it with flexibility to sell to thousands of end-users with a lean salesforce. Ranpak also has very strong relationships with distributors, with many lasting over 20 years, and limited distributor turnover.

●	Compelling Financial Metrics and Valuation. The proposed consideration of $950,000,000 implies an enterprise value to next twelve months’ adjusted EBITDA multiple of 10.0x (based on the adjusted Ranpak projections), which was in line with the corresponding trading multiple for certain comparable publicly traded packaging and industrial companies. Our board of directors also noted that Ranpak’s strong growth profile and high margins compared favorably to those publically traded packaging companies. The proposed consideration also implies an enterprise value to last twelve months’ adjusted EBITDA multiple of 10.9x (based on the adjusted Ranpak projections), which was in line with the corresponding multiple implied by certain recent transactions involving packaging companies and companies in adjacent sectors. In addition, a discounted cash flow analysis of Ranpak implied a firm value of $1,080,000,000 to $1,465,000,000 (based on the adjusted Ranpak projections and assuming a weighted average cost of capital of 7.5% to 8.3% and a terminal perpetuity growth rate of 1.5% - 2.5%), as compared to the proposed consideration of $950,000,000.

●	Strong Sponsorship. Following the closing, One Madison will have long-term blue chip shareholders and a permanent capital and public platform suitable for its long-term success, providing stability to all stakeholders.

●	Significant Equity Investment. Over $290,000,000 of private equity capital has been committed, with much of the new $142,000,000 of equity subscriptions committed to by the holders of our founder shares, which indicates strong support for the transaction from our key stakeholders.

●	Terms of the Stock Purchase Agreement. Our board of directors reviewed the financial and other terms of the stock purchase agreement and determined that they were the product of arm’s-length negotiations among the parties.

●	Shareholder Approval. Our board of directors considered the fact that in connection with the business combination our shareholders have the option to (i) remain shareholders of One Madison, (ii) sell their shares on the open market or (iii) redeem their shares for the per share amount held in the trust account.

●	Deal Certainty. One Madison has obtained debt and equity commitments sufficient to fund the entire purchase price of the business combination (including related fees and expenses) at the closing, even if all of our public shareholders choose to redeem their shares (other than the BSOF entities, who have agreed not to redeem their shares).

In the course of its deliberations, our board of directors also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the transaction, including, among others, the following:

●	The fact that the global nature of Ranpak’s operations exposes it to numerous risks that could materially adversely affect its consolidated financial condition and results of operations.

●	The fact that raw material pricing, availability and allocation by suppliers as well as energy-related costs may negatively impact Ranpak’s results of operations, including its profit margins.

●	The fact that Ranpak operates in a highly competitive industry, which could limit its ability to gain or maintain its position in the industry and could materially adversely affect its business, financial condition and results of operations.

●	The fact that Ranpak’s business model depends on the performance of various third parties, including independent vendors, distributors and other customers, consultants and other service providers.

●	The fact that One Madison did not obtain an opinion from any independent investment banking or accounting firm that the price One Madison is paying to acquire Rack Holdings is fair to One Madison or its shareholders from a financial point of view.

●	The fact that the senior management reviewed only certain materials in connection with its due diligence review of Rack Holdings and accordingly, One Madison may not have properly valued such business.

●	The risk that consolidation of customers may adversely affect Ranpak’s business, consolidated financial condition or results of operations.

●	The risk that One Madison’s levels of outstanding indebtedness could adversely affect One Madison’s financial condition and ability to fulfill its obligations following the closing.

●	The risk that Ranpak might not able to protect its trade secrets or maintain its trademarks, patents and other intellectual property consistent with historical practice.

●	The risk that key employees of Ranpak might not remain with Ranpak following the closing.

●	The challenge of attracting and retaining senior management personnel.

●	The risk that the business combination might not be consummated in a timely manner or that the closing might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of One Madison’s shareholders.

●	The risk that the transactions contemplated by the stock purchase agreement would not be completed in accordance with its terms or at all.

●	The significant fees and expenses associated with completing the business combination and related transactions and the substantial time and effort of management required to complete the business combination.

After considering the foregoing potentially negative and potentially positive reasons, our board of directors concluded, in its business judgment, that the potentially positive reasons relating to the business combination outweighed the potentially negative reasons. In connection with its deliberations, our board of directors did not consider the fairness of the consideration to be paid by One Madison in the business combination to any person other than One Madison.

Certain Projected Financial Information

Certain Ranpak Forecasts

Ranpak does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the sale process, certain financial forecasts were prepared by Ranpak’s management and made available to One Madison (the “Ranpak projections”). One Madison management made certain adjustments to the assumptions and estimates underlying the Ranpak projections and prepared internal financial projections regarding Ranpak’s future operations for fiscal years 2018 through 2022 based on, among other things, the due diligence One Madison conducted on Ranpak, including calls with Ranpak management and industry consultants, review of market trends and risks and opportunities relating to Ranpak, and certain other matters (the “adjusted Ranpak projections”). The adjusted Ranpak projections:

●	were prepared at the region level by machine type including number of machines, throughput, paper prices and paper costs;

●	assume lower volume growth in aggregate compared to the Ranpak projections, but higher growth in void-fill segments, offset by lower expectations in other segments;

●	assume lower margins compared to the Ranpak projections for a majority of the forecast period, based on higher input cost projections (notably paper cost) and higher expenses associated with public company compliance and additional management hires; and

●	assume higher annual capital expenditures compared to the Ranpak projections in order to support projected revenue and machine growth.

The Ranpak projections and the adjusted Ranpak projections were provided by management of One Madison to our board of directors in connection with its evaluation of the proposed transaction.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Ranpak’s business, all of which are difficult to predict and many of which are beyond Ranpak’s and One Madison’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks and uncertainties set forth in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections beginning on pages 51 and 2 of this proxy statement/prospectus, respectively.

The financial projections were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In the view of Ranpak’s management, the financial projections were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Ranpak. The Ranpak projections were prepared by Ranpak’s management, and the adjusted Ranpak projections were prepared by One Madison’s management based on the Ranpak projections. None of Ranpak’s independent registered accounting firm, One Madison’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the adjusted Ranpak projections is provided in this information statement because the projections were made available to One Madison and our board of directors in connection with their review of the proposed transaction. The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that One Madison, our board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this information statement are cautioned not to place undue reliance on this information.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF ONE MADISON’S ADJUSTED FINANCIAL PROJECTIONS FOR RANPAK, ONE MADISON UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Adjusted Ranpak projections

($ in millions)	2018E	2019E

Sales	267	289
Adjusted EBITDA(1)	87	95
Adjusted EBITDA – Capex(2)	60	66

(1) Adjusted EBITDA is earnings before interest expense, income taxes, depreciation and amortization plus other adjustments to exclude one-time expenses and include estimated public company costs and additions to the management team.

(2) Adjusted EBITDA – Capex is Adjusted EBITDA (as defined above) reduced to reflect annual capital expenditures of Ranpak.

Adjusted EBITDA and Adjusted EBITDA – Capex are each non-GAAP financial measures.  Ranpak and One Madison calculate certain of non-GAAP financial measures by excluding certain GAAP items that Ranpak and/or One Madison management does not consider to be normal, recurring, cash operating expenses, but that may not meet the definition of usual or non-recurring items. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and the non-GAAP financial measures as used in the above may not be comparable to similarly titled amounts used by other companies or persons, because they may not calculate these non-GAAP measures in the same manner. See “Selected Historical Financial Information of Rack Holdings” for the actual historical GAAP financial data for 2018.

Satisfaction of 80% Test

It is a requirement under our existing organizational documents and NYSE listing requirements that the business or assets acquired in our initial business combination have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for our initial business combination.

As of the date of the execution of the stock purchase agreement, the balance of the funds in the trust account was approximately $294,195,700 (excluding approximately $10,500,000 of deferred underwriting commissions) and 80% thereof represents approximately $235,356,560. In reaching its conclusion that the business combination meets the 80% asset test, the board of directors looked at the enterprise value of Ranpak of approximately $950 million, which assumes no adjustments for deviations in net working capital versus the target amount, cash or debt and transaction expenses. In determining whether the enterprise value described above represents the fair market value of Ranpak, our board of directors considered all of the factors described above in this section and the fact that the purchase price for Ranpak was the result of an arm’s-length negotiation. As a result, our board of directors concluded that the fair market value of the business acquired was significantly in excess of 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account). In light of the financial background and experience of the members of our management team and the board of directors, our board of directors believes that the members of our management team and the board of directors are qualified to determine whether the business combination meets the 80% asset test. Our board of directors did not seek or obtain an opinion of an outside financial advisor as to whether the 80% asset test has been met.

Interests of Certain Persons in the Business Combination

In considering the recommendation of our board of directors to vote in favor of the business combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the business combination that are different from, or in addition to, those of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the business combination, and in recommending to shareholders that they approve the business combination. Shareholders should take these interests into account in deciding whether to approve the business combination. These interests include, among other things:

●	the fact that 6,272,000 founder shares held by our Sponsor, for which it paid approximately $18,180, will convert on a one-for-one basis, into 6,272,000 Class A ordinary shares (or Class C ordinary shares, at the election of the Sponsor) upon the closing (assuming (x) no public shares are redeemed by public shareholders in connection with the business combination and (y) no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for Class A ordinary shares or Class C ordinary shares are issued by us in connection with or in relation to the consummation of the business combination), and such shares, if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of our Class A ordinary shares on the NYSE on , 2019;

●	the fact that our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by January 22, 2020;

●	the fact that certain of our officers and directors have loaned amounts to One Madison pursuant to the working capital promissory note for One Madison to use to pay working capital expenses, including expenses incurred in connection with the business combination, which amounts are to be repaid in connection with the closing and if the business combination does not close, there may be insufficient assets outside the trust account to satisfy such loans in full;

●	the fact that in connection with the IPO, we entered into the forward purchase agreements with the anchor investors, which include certain officers and directors of our Sponsor, which provide for the purchase by the anchor investors of an aggregate of 15,000,000 Class A ordinary shares or Class C ordinary shares, plus an aggregate of 5,000,000 forward purchase warrants (subject to reallocation as provided in the reallocation agreement), for an aggregate purchase price of $10.00 per ordinary share, in a private placement to occur immediately prior to the closing;

●	the fact that in connection with the business combination, we entered into the subscription agreements with the subscription investors, which include certain officers and directors of One Madison, which provide for the purchase by the subscription investors of an aggregate of 14,200,000 Class A ordinary shares or Class C ordinary shares (plus forward purchase warrants reallocated pursuant to the reallocation agreement), for an aggregate purchase price of $10.00 per ordinary share, in a private placement to occur immediately prior to the closing;

●	the fact that the equity financing investors, which include certain officers and directors of One Madison, own 3,750,000 founder shares, which will convert on a one-for-one basis, into 3,750,000 Class A ordinary shares (or Class C ordinary shares, at the election of the holder) upon the closing (assuming (x) no public shares are redeemed by public shareholders in connection with the business combination and (y) no additional Class A ordinary shares or Class C ordinary shares, or securities convertible into or exchangeable for Class A ordinary shares or Class C ordinary shares are issued by us in connection with or in relation to the consummation of the business combination), and such shares, if unrestricted and freely tradable would be valued at approximately $ , based on the closing price of our Class A ordinary shares on , 2019;

●	the fact that our Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if One Madison fails to complete an initial business combination by January 22, 2020;

●	the fact that if the trust account is liquidated, including in the event One Madison is unable to complete an initial business combination by January 22, 2020, our Sponsor has agreed that it will be liable to One Madison if and to the extent any claims by a vendor for services rendered or products sold to One Madison, or a prospective target business with which One Madison has entered into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case, less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	the continuation of our current directors and officers as directors and officers of One Madison;

●	the continued indemnification of One Madison’s current directors and officers and the continuation of One Madison’s directors’ and officers’ liability insurance after the business combination;

●	the fact that our Sponsor, officers and directors were not permitted to participate in the formation of, or become a director or officer of, any other blank check company until we entered into a definitive agreement regarding an initial business combination or failed to complete an initial business combination by January 22, 2020; and

●	the fact that our Sponsor, officers and directors will not be reimbursed for any out-of-pocket expenses from any amounts held in the trust account if an initial business combination is not consummated by January 22, 2020.

Total One Madison Shares to be Issued in the Business Combination

Assuming there are no redemptions of our public shares and that no additional shares are issued prior to completion of the business combination, and assuming that One Madison completes the proposed warrant exchange, it is anticipated that, upon completion of the business combination and related transactions, the ownership of One Madison by our public shareholders, JS Capital, Soros Capital, SFT (Delaware) Management, the BSOF entities and our Sponsor, officers and directors will be as follows:

●	The public shareholders (other than the BSOF entities) would own 26,000,000 shares, representing 36.5% of our total outstanding shares;

●	JS Capital would own 23,606,865 shares, representing 33.1% of our total outstanding shares;

●	Soros Capital would own 3,590,195 shares, representing 5.0% of our total outstanding shares;

●	SFT (Delaware) Management would own 2,921,099 shares, representing 4.1% of our total outstanding shares;

●	The BSOF entities would own 4,581,000 shares, representing 6.4% of our total outstanding shares;

●	Our Sponsor would own 6,272,000 shares, representing 8.8% of our total outstanding shares; and

●	Our officers and directors (including directors nominated for election at the general meeting) would own 3,283,837 shares, representing 4.6% of our total outstanding shares.

The preceding description of the ownership of One Madison’s securities is accurate as of the date of filing of this proxy statement/prospectus and does not take into account any transactions that may be entered into after the date hereof, except that the preceding description assumes the exchange of 8,000,000 private placement warrants for 800,000 Class A ordinary shares or Class C ordinary shares, based upon an exchange ratio of 10 private placement warrants for one Class A ordinary share or Class C ordinary share. None of the holders of the private placement warrants have committed to participate in the proposed warrant exchange, and there can be no assurances that any such holder will participate in such exchange.

The ownership percentages set forth above do not take into account any warrants that will be outstanding as of the closing and may be exercised thereafter. If the actual facts are different than these assumptions, the percentage ownership retained by One Madison’s existing shareholders in One Madison following the business combination will be different. For example, if we assume that the proposed warrant exchange is not completed and that all 15,000,000 public warrants, 8,000,000 private placement warrants and 5,000,000 forward purchase warrants were exercisable and exercised following completion of the business combination and related transactions, then the ownership of One Madison by our public shareholders, JS Capital, Soros Capital, SFT (Delaware) Management, the BSOF entities and our Sponsor, officers and directors would be as follows:

●	The public shareholders (other than the BSOF entities) would own 39,000,000 shares, representing 39.6% of our total outstanding shares;

●	JS Capital would own 31,115,199 shares, representing 31.6% of our total outstanding shares;

●	Soros Capital would own 4,885,988 shares, representing 5.0% of our total outstanding shares;

●	SFT (Delaware) Management would own 3,364,362 shares, representing 3.4% of our total outstanding shares;

●	The BSOF entities would own 7,085,000 shares, representing 7.2% of our total outstanding shares;

●	Our Sponsor would own 6,272,000 shares, representing 6.4% of our total outstanding shares; and

●	Our officers and directors (including directors nominated for election at the general meeting) would own 5,521,115 shares, representing 5.6% of our total outstanding shares.

The preceding description of the ownership of One Madison’s securities is accurate as of the date of filing of this proxy statement/prospectus and does not take into account any transactions that may be entered into after the date hereof.

The public warrants, forward purchase warrants and, if the proposed warrant exchange is not completed, the private placement warrants will become exercisable 30 days after the completion of the business combination and will expire five years after the completion of the business combination or earlier upon redemption or liquidation.

You should read “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Sources and Uses for the Business Combination

The following table summarizes the sources and uses for funding the business combination.

Sources			Uses
(in millions)
Cash in trust	$300	(1)	Purchase price	$950
Anchor investors	150		Transaction fees	41	(2)
Additional equity	142		Cash to balance sheet	8
New debt	407
Total Sources	$999		Total Uses	$999

(1)	Does not include interest earned on cash in trust.
(2)	Transaction fees include contingency amount in the event contingent term facilities are drawn.

Debt Financing

On December 12, 2018, in connection with the stock purchase agreement, One Madison Corporation entered into the debt commitment letter with the lenders, pursuant to which the lenders have committed to providing senior secured credit facilities consisting of a $450,000,000 first lien term facility, a $45,000,000 revolving facility (with the ability to bring in additional revolving lenders to provide up to $30,000,000 additional commitments under the revolving facility), a $100,000,000 first lien contingency term facility and a $100,000,000 second lien contingency term facility on or prior to the closing.

The proceeds of the senior secured credit facilities will be, among other things, (i) fund the business combination, (ii) repay and terminate the existing indebtedness of Ranpak and (iii) pay all fees, premiums, expenses and other transaction costs incurred in connection with the business combination.

Board of Directors of One Madison Following the Business Combination

Upon the closing, assuming the election of each of the director nominees, One Madison’s board of directors will consist of at least the following eight directors: Omar Asali, Michael Jones, Thomas Corley, Robert King, Steve Kovach, Salil Seshadri, Michael Gliedman and Alicia Tranen. See “Proposal No. 11 – The Director Election Proposal.”

Information about the current One Madison directors and executive officers can be found in the section entitled “Where You Can Find Additional Information; Incorporation by Reference – One Madison SEC Filings.”

Redemption Rights

Pursuant to our existing organizational documents, we are providing our public shareholders with the opportunity to have their public shares redeemed at the closing at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the closing, including interest (net of taxes payable), divided by the number of then outstanding public shares. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. For illustrative purposes, based on the fair value of marketable securities held in the trust account as of December 31, 2018 of approximately $305,118,446, the estimated per share redemption price would have been approximately $10.17. Public shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal. Our existing organizational documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the public shares, without One Madison’s prior consent. There will be no redemption rights with respect to our warrants. The holders of our founder shares have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and, with respect to the holders of our founder shares other than certain anchor investors, any public shares they may have acquired after our IPO in connection with the completion of the business combination. The other members of our management team have entered into agreements similar to the one entered into by our Sponsor with respect to any public shares acquired by them since our IPO. The founder shares are excluded from the pro rata calculation used to determine the per share redemption price.

Pursuant to our existing organizational documents, we are required to pay the redemption price to public shareholders who properly exercise their redemption rights promptly following the closing. The closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the general meeting and payment of the redemption price. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the business combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares. You may make such request by contacting the transfer agent at the phone number or address listed above.

If you exercise your redemption rights, your public shares will cease to be outstanding immediately prior to the business combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the trust account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of One Madison following the business combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

Appraisal Rights

There are no appraisal rights available to our shareholders in connection with the business combination.

The Domestication

Overview

As discussed in this proxy statement/prospectus, One Madison is asking its shareholders to approve the Domestication Proposal. The board of directors recommends that shareholders approve a change of One Madison’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware. To effect the domestication, One Madison will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which One Madison will be domesticated and continue as a Delaware corporation. On the effective date of the domestication, each of One Madison’s currently issued and outstanding ordinary shares will automatically convert by operation of law into one share of common stock of the same class, in accordance with the terms of the proposed charter. Similarly, all of One Madison’s outstanding public warrants will become warrants to acquire shares of Class A common stock and the private placement warrants and the forward purchase warrants will become warrants to acquire the corresponding shares of Class A common stock or Class C common stock, as applicable, and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, the outstanding units of One Madison will become units of One Madison Delaware (each of which consisting of one share of Class A common stock and one-half of one warrant to purchase one share of Class A common stock).

The Domestication Proposal, if approved, will approve a change of One Madison’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while One Madison is currently governed by the Cayman Islands Companies Law, upon domestication, One Madison Delaware will be governed by the DGCL. We urge shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then One Madison will also ask its shareholders to approve the Organizational Documents Proposals, which, if approved, will replace the existing organizational documents with the proposed organizational documents. The proposed organizational documents differ in certain material respects from the existing organizational documents and we urge shareholders to carefully consult the information provided in the Organizational Documents Proposals, the existing organizational documents, attached hereto as Annex B, and the proposed organizational documents of One Madison Delaware, forms of which are attached hereto as Annexes C and D.

Reasons for Domestication

Our board of directors believes that there are significant advantages to One Madison Delaware that will arise as a result of a change of domicile to Delaware. Further, our board of directors believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of One Madison and its shareholders.

As explained in more detail below, our reasons for the domestication can be summarized as follows:

●	Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. Based on publicly available data, over half of publicly-traded corporations in the United States and more than two-thirds of all Fortune 500 companies are incorporated in Delaware.

●	Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to One Madison Delaware, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for One Madison Delaware’s shareholders from possible abuses by directors and officers.

●	Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and shareholders alike. One Madison Delaware’s incorporation in Delaware may make One Madison Delaware more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable One Madison Delaware to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our shareholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a corporation’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable One Madison Delaware to compete more effectively with other public companies in attracting and retaining new directors.

Anticipated Accounting Treatment of the Domestication

There will be no material accounting effect or change in the carrying amount of the consolidated assets and liabilities of One Madison as a result of domestication. The business, capitalization, assets and liabilities and financial statements of One Madison Delaware immediately following the domestication will be the same as those of One Madison immediately prior to the domestication.

General Meeting of One Madison Shareholders

General

One Madison is furnishing this proxy statement/prospectus to our shareholders as part of the solicitation of proxies by our board of directors for use at the general meeting to be held on            , 2019, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about            , 2019. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the general meeting.

Date, Time and Place

The general meeting will be held at            , local time, on            , 2019, at            , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the general meeting if you owned ordinary shares at the close of business on            , 2019, which is the record date for the general meeting. You are entitled to one vote for each ordinary share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 30,000,000 Class A ordinary shares of One Madison outstanding and 11,250,000 Class B ordinary shares of One Madison outstanding. Pursuant to its forward purchase agreement, one our anchor investors has waived its right to vote any of its 398,936 Class B ordinary shares on any matter for so long as such shares are held by such anchor investor or any of its controlled affiliates.

Vote of the Holders of Founder Shares of One Madison

In connection with the IPO, the holders of our founder shares agreed to vote any ordinary shares owned by them in favor of the Business Combination Proposal and the NYSE Proposal. In addition, the BSOF entities and subscription investors agreed to vote all shares owned by them in favor of any shareholder approvals sought by One Madison in connection with the business combination.

The holders of our founder shares have agreed to waive their redemption rights with respect to their founder shares and, with respect to the holders of our founder shares other than certain anchor investors and the BSOF entities, public shares they may have acquired after our IPO in connection with the completion of the business combination. The founder shares have no redemption rights upon One Madison’s liquidation and will be worthless if no business combination is effected by us by January 22, 2020.

Quorum and Required Vote for Proposals for the General Meeting

A quorum of One Madison shareholders is necessary to hold a valid meeting. A quorum will be present at the general meeting if a majority of the issued shares entitled to vote at the general meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The Business Combination Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of not less than a majority of the ordinary shares as of the record date that are present and vote at the general meeting. Pursuant to our existing organizational documents, until the closing, only holders of Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Election Proposal. The election of each director nominee must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of not less than a majority of the outstanding Class B ordinary shares as of the record date that are present and vote at the general meeting. Approval of the Organizational Documents Proposals and the Domestication Proposal must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote (in person or by proxy) of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting.

Abstentions will have the effect of a vote against the NYSE Proposal and the Incentive Plan Proposal but will not be treated as shares voted and therefore will not have any effect with respect to any other Proposal. A shareholder’s failure to vote by proxy or to vote in person at the general meeting will not be counted towards the number of ordinary shares required to validly establish a quorum, and if a valid quorum is otherwise established, will have no effect on the outcome of any vote on any of the Proposals. Broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast and will have no effect on the outcome of the vote on any of the Proposals.

The closing is conditioned on the approval of the Business Combination Proposal and the NYSE Proposal at the general meeting. The Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Recommendation to One Madison Shareholders

After careful consideration, One Madison’s board of directors recommends that One Madison’s shareholders vote “FOR” each Proposal being submitted to a vote of One Madison’s shareholders at the general meeting.

For a more complete description of One Madison’s reasons for the approval of the business combination and the recommendation of One Madison’s board of directors, see the section entitled “The Business Combination – One Madison’s Board of Directors’ Reasons for Approval of the Business Combination.”

Voting Your Shares

Each Class A ordinary share that you own in your name entitles you to one vote on each of the Proposals for the general meeting, except for the Director Election Proposal. Each Class B ordinary share that you own in your name entitles you to one vote on each of the Proposals for the general meeting, including the Director Election Proposal. Your one or more proxy cards show the number of ordinary shares that you own. There are several ways to vote your ordinary shares:

●	You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the general meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your ordinary shares will be voted as recommended by the board of directors. The board of directors recommends voting “FOR” the Business Combination Proposal, “FOR” the NYSE Proposal, “FOR” the Domestication Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal.

●	You can attend the general meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your ordinary shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your ordinary shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the general meeting or at such meeting by doing any one of the following:

●	you may send another proxy card with a later date;

●	you may notify One Madison’s secretary, in writing, before the general meeting that you have revoked your proxy; or

●	you may attend the general meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters May Be Presented at the General Meeting

The general meeting has been called to consider only the approval of the Business Combination Proposal, the NYSE Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Under Cayman Islands law, other than procedural matters incident to the conduct of the general meeting, no other matters may be considered at the general meeting if they are not included in the notice of the general meeting.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call          , our proxy solicitor, at          (banks and brokerage firms, please call collect:          ).

Redemption Rights

Pursuant to our existing organizational documents, we are providing our public shareholders with the opportunity to have their public shares redeemed at the closing at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest (net of taxes payable), divided by the number of then outstanding public shares. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. For illustrative purposes, based on the fair value of marketable securities held in the trust account as of December 31, 2018 of approximately $305,118,446, the estimated per share redemption price would have been approximately $10.17. Public shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal. Our existing organizational documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the public shares, without One Madison’s prior consent. There will be no redemption rights with respect to our warrants. The holders of our founder shares have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and, with respect to the holders of our founder shares other than certain anchor investors, any public shares they may have acquired after our IPO in connection with the completion of the business combination. The other members of our management team have entered into agreements similar to the one entered into by our Sponsor with respect to any public shares acquired by them since our IPO. The founder shares are excluded from the pro rata calculation used to determine the per share redemption price.

In order to exercise your redemption rights, you must:

●	if you hold your public shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

●	prior to , local time, on , 2019 (two (2) business days before the general meeting), tender your shares electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, to the attention of Mark Zimkind at 1 State Street, 30th Floor, New York, New York 10004, or by email at mzimkind@continental.com; and

●	deliver your public shares electronically through DTCC to the transfer agent at least two (2) business days before the general meeting. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Pursuant to our existing organizational documents, we are required to pay the redemption price to public shareholders who properly exercise their redemption rights promptly following the closing. The closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the general meeting and payment of the redemption price. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the business combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares. You may make such request by contacting the transfer agent at the email or address listed above.

Holders of outstanding units of One Madison must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTCC’s DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Prior to exercising redemption rights, shareholders should review the market price of our Class A ordinary shares as they may receive higher proceeds from the sale of their Class A ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. One Madison cannot assure you that you will be able to sell your Class A ordinary shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Class A ordinary shares when you wish to sell your shares.

If you exercise your redemption rights, your public shares will cease to be outstanding immediately prior to the business combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the trust account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of One Madison following the business combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the business combination is not approved and we do not consummate an initial business combination by January 22, 2020, we will be required to liquidate and dissolve our trust account by returning the then-remaining funds in such account to the public shareholders and our warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of ordinary shares in connection with the business combination.

Proxy Solicitation Costs

One Madison is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. One Madison and its directors, officers and employees may also solicit proxies in person. One Madison will file with the SEC all scripts and other electronic communications as proxy soliciting materials. One Madison will bear the cost of the solicitation.

One Madison has hired          to assist in the proxy solicitation process. One Madison will pay that firm a fee of $          , plus disbursements. One Madison will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. One Madison will reimburse them for their reasonable expenses.

U.S. Federal Income Tax Considerations

General

The following summary is a discussion of U.S. federal income tax considerations of (i) the ownership and disposition of One Madison ordinary shares and warrants following the initial business combination in the event that the Domestication Proposal is not approved and the domestication does not occur, (ii) the domestication, (iii) an exercise of redemption rights generally applicable to holders of One Madison ordinary shares or warrants or One Madison Delaware common stock or warrants and (iv) the ownership and disposition of One Madison Delaware common stock following the domestication and the business combination. This section applies only to holders that hold their One Madison ordinary shares and warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not consider all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of such holder’s circumstances or status, including:

●	anchor investors;

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 10 percent or more of One Madison’s shares;

●	persons that acquired our securities as compensation;

●	persons that hold our securities as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or

●	U.S. Holders whose functional currency is not the U.S. dollar.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the domestication, an exercise of redemption rights or the business combination. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of One Madison ordinary shares or warrants or One Madison Delaware common stock or warrants, as the case may be, who or that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust if (A) U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of One Madison ordinary shares or warrants or One Madison Delaware common stock or warrants that is for U.S. federal income tax purposes: (i) a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates), (ii) a foreign corporation or (iii) an estate or trust that is not a U.S. Holder, but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of our securities.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds One Madison ordinary shares or warrants or One Madison Delaware common stock or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any One Madison ordinary shares or warrants or One Madison Delaware common stock or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the domestication, an exercise of redemption rights and the business combination to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE BUSINESS COMBINATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Tax Consequences of the Ownership and Disposition of One Madison Ordinary Shares and Warrants if the Domestication Does Not Occur

U.S. Holders

Taxation of Distributions

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on One Madison ordinary shares to the extent the distribution is paid out of One Madison’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules discussed below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants” below) only if the One Madison ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to One Madison ordinary shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of One Madison ordinary shares or warrants (including on One Madison’s dissolution and liquidation if we do not consummate an initial business combination within the required time period). Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or warrants exceeds one year. It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period for this purpose.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its ordinary shares or warrants so disposed of. A U.S. Holder’s adjusted tax basis in its ordinary shares or warrants generally will equal the U.S. Holder’s acquisition cost reduced (in the case of ordinary shares) by any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. See “—Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in an ordinary share acquired pursuant to the exercise of a warrant. The deduction of capital losses is subject to certain limitations.

Redemption of Ordinary Shares

Subject to the PFIC rules discussed below, in the event that a U.S. Holder’s ordinary shares are redeemed (including pursuant to the exercise of its redemption right in connection with the shareholder vote regarding the Business Combination Proposal) or if One Madison purchases a U.S. Holder’s ordinary shares in an open market transaction, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the ordinary shares under Section 302 of the Code. If the redemption or purchase by us qualifies as a sale of ordinary shares, the U.S. Holder will be treated as described under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants” above. If the redemption or purchase by One Madison does not qualify as a sale of ordinary shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described above under “Taxation of Distributions.” Whether a redemption or purchase by One Madison qualifies for sale treatment will depend largely on the total number of One Madison shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder as a result of owning warrants) relative to all of One Madison shares outstanding both before and after such redemption or purchase. The redemption or purchase by One Madison of ordinary shares generally will be treated as a sale of the ordinary shares (rather than as a corporate distribution) if such redemption or purchase (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in One Madison or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (collectively, the “302 tests”). These tests are explained more fully below.

In determining whether any of the 302 tests are satisfied, a U.S. Holder takes into account not only One Madison shares actually owned by the U.S. Holder, but also One Madison shares that are constructively owned by such holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include ordinary shares which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of One Madison outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of ordinary shares must, among other requirements, be less than 80 percent of the percentage of our outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of One Madison shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of One Madison shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares of ours. The redemption of ordinary shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in One Madison. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in One Madison will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the 302 tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “Taxation of Distributions” above. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other shares constructively owned by such holder.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in an ordinary share received upon exercise of the warrant generally will equal the sum of the U.S. Holder’s tax basis in the warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the ordinary share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the ordinary shares received generally would equal the U.S. Holder’s tax basis in the warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the ordinary share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the warrants exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the ordinary share would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from One Madison if, for example, the adjustment increases the warrant holders’ proportionate interest in One Madison’s assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of One Madison ordinary shares which is taxable to the U.S. Holders of such ordinary shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from One Madison equal to the fair market value of the increase in the interest. For certain information reporting purposes, One Madison is required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which One Madison may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because One Madison is a blank check company, with no current active business, One Madison believes that it is likely that it has been a PFIC for prior taxable years, (ii) will be a PFIC for the current year if the domestication occurs and (iii) may be a PFIC for the current year if the domestication does not occur. The determination of whether One Madison is a PFIC for the current taxable year depends (in part) on the application of a start-up exception, the application of which is unclear in various respects.

Although One Madison’s PFIC status is determined annually, an initial determination that One Madison is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while One Madison was a PFIC, whether or not One Madison meets the test for PFIC status in those subsequent years. If One Madison is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of One Madison ordinary shares or warrants and, in the case of One Madison ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or “market to market election” for One Madison’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, in each case as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares). Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of One Madison’s first taxable year in which One Madison is a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if One Madison is determined to be a PFIC, a U.S. Holder will avoid the PFIC tax consequences described above in respect to One Madison ordinary shares (but not One Madison warrants) by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of One Madison’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which One Madison’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

It is not entirely clear how various aspects of the PFIC rules apply to the warrants. However, a U.S. Holder may not make a QEF election with respect to its warrants to acquire ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and One Madison was a PFIC at any time during the U.S. Holder’s holding period of such warrants, proposed regulations would provide that any gain generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to One Madison ordinary shares), the QEF election will apply to the newly acquired ordinary shares. Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which may be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from One Madison. If One Madison determines that it is a PFIC for any taxable year (of which there can be no assurance), One Madison will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there is no assurance that One Madison will timely provide such required information. There is also no assurance that One Madison will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to its One Madison ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for One Madison’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of One Madison ordinary shares generally will be taxable as capital gain and no additional tax charge will be imposed under the PFIC rules. As discussed above, if One Madison is a PFIC for any taxable year, a U.S. Holder of One Madison ordinary shares that has made a QEF election will be currently taxed on its pro rata share of One Madison’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if One Madison is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to One Madison ordinary shares for such a taxable year.

If One Madison is a PFIC and the ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) One Madison ordinary shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its ordinary shares at the end of such year over its adjusted basis in its ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If One Madison is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if One Madison receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. One Madison will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that One Madison will have timely knowledge of the status of any such lower-tier PFIC. In addition, One Madison may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance One Madison will be able to cause the lower-tier PFIC to provide such required information. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of One Madison ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to One Madison securities under their particular circumstances.

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to One Madison. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in the Company constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. Potential investors are urged to consult their tax advisers regarding the foreign financial asset and other reporting obligations and their application to an investment in our ordinary shares and warrants.

Non-U.S. Holders

Dividends (including constructive distributions and amounts paid to a U.S. Holder in connection with a redemption that is treated as a distribution, as discussed under “—U.S. Holders—Redemption of Ordinary Shares” above) paid or deemed paid to a Non-U.S. Holder in respect of our ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants (including a redemption treated as a sale or exchange transaction as discussed above) unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Dividends (including constructive distributions) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders—Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of our ordinary shares and warrants.

Information Reporting and Backup Withholding

Dividend payments with respect to One Madison ordinary shares and proceeds from the sale, exchange or redemption of One Madison ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

The Domestication

Effects of the domestication

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is defined to include a “mere change in identity, form, or place of organization of one corporation, however effected.” Pursuant to the domestication, One Madison will change its jurisdiction of incorporation from the Cayman Islands to Delaware and will change its name to One Madison Delaware. The domestication should qualify as an F Reorganization for U.S. federal income tax purposes. However, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. The remainder of this disclosure assumes that the domestication qualifies as an F reorganization.

Except as provided below under “—Section 367” and “—PFIC Considerations:”

●	U.S. Holders generally will not recognize taxable gain or loss as a result the domestication for U.S. federal income tax purposes,

●	the tax basis of a share of One Madison Delaware common stock or warrant received by a U.S. Holder in the domestication will equal the U.S. Holder’s tax basis in the One Madison share or warrant, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below)

●	the holding period for a share of One Madison Delaware common stock or a warrant received by a U.S. Holder will include such holder’s holding period for the One Madison share or warrant surrendered in exchange therefor.

Because the domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders and Non-U.S. Holders exercising such redemption rights will (if the domestic occurs) be subject to the potential tax consequences of the domestication. All U.S. Holders considering exercising redemption rights are urged to consult with their tax advisors with respect to the potential tax consequences of the domestication and an exercise of redemption rights to them.

Section 367

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of One Madison at the time of the domestication. Because the domestication will occur prior to the redemption of holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication.

U.S. Holders of One Madison that Own More Than 10% of One Madison Ordinary Shares

A U.S. Holder who on the date of the domestication is a 10% shareholder must include in income as a dividend the “all earnings and profits amount” attributable to the One Madison ordinary shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more (by vote or value) of One Madison’s ordinary shares.

A 10% shareholder’s all earnings and profits amount with respect to its One Madison ordinary shares is the net positive earnings and profits of One Madison (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d)(3) provides that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a 10% shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its One Madison ordinary shares. One Madison does not believe that it had any earnings and profits in any prior taxable year or will have any earnings and profits for its current taxable year ending on the date of the domestication. If One Madison’s cumulative earnings and profits through the date of the domestication are not greater than zero, then a U.S. Shareholder should not be required to include in gross income an all earnings and profits amount with respect to its One Madison ordinary shares. However, it is possible that the amount of One Madison’s earnings and profits could be greater than expected through the date of the domestication or could be adjusted as a result of an IRS examination. The determination of One Madison’s earnings and profits is a complex determination and may be impacted by numerous factors. Therefore, it is possible that one or more of these factors may cause One Madison to have positive earnings and profits through the date of the domestication. As a result, depending upon the period in which such a U.S. Shareholder held its One Madison ordinary shares, such U.S. Shareholder could be required to include its earnings and profits amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the domestication.

U.S. Holders of One Madison that Own Less Than 10% of One Madison Ordinary Shares

A U.S. Holder who on the date of the domestication actually and constructively owns One Madison ordinary shares with a fair market value of $50,000 or more but who is not a 10% shareholder may elect to recognize gain with respect to the deemed receipt of One Madison Delaware common stock in the domestication or, in the alternative, recognize the “all earnings and profits” amount as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to the deemed receipt of One Madison Delaware common stock in the domestication. Any such gain should be equal to the excess of the fair market value of One Madison Delaware common stock received over the U.S. Holder’s adjusted basis in the One Madison ordinary shares deemed to be surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the holder held the One Madison ordinary shares for longer than one year. Long-term capital gains of non-corporate taxpayers are subject to a maximum U.S. federal income tax rate of 20% (plus any tax on net investment income).

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its One Madison ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the transaction is a Section 367(b) exchange; (ii) a complete description of the transaction, (iii) a description of any stock, securities, or other consideration transferred or received in the transaction, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from One Madison establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s One Madison ordinary shares, and (B) a representation that the U.S. Holder has notified One Madison Delaware that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the domestication and the U.S. Holder must send notice to One Madison Delaware of the election no later than the date such tax return is filed.

If One Madison’s cumulative earnings and profits are not greater than zero through the date of the domestication, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. If it were determined that One Madison had positive earnings and profits through the date of the domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its One Madison ordinary shares, and thus could be required to include that amount in income as a deemed dividend as a result of the domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.

U.S. Holders that Own One Madison Ordinary Shares with a Fair Market Value Less Than $50,000

Subject to the discussion below under “PFIC Considerations,” a U.S. Holder who on the date of the domestication owns (or is considered to own) ordinary shares of One Madison with a fair market value less than $50,000 and is not a 10% shareholder should not be required to recognize any gain or loss under Section 367 of the Code in connection with the domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TIMING OF THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) IN THE CASE OF THE DOMESTICATION.

Tax Consequences for U.S. Holders of One Madison Warrants

Subject to the considerations described above relating to Section 367(b) and below relating to PFIC considerations, a U.S. Holder of One Madison warrants should not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of One Madison warrants for One Madison Delaware warrants in the domestication.

PFIC Considerations

As discussed under “Tax Consequences of the Ownership and Disposition of One Madison Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Passive Foreign Investment Company Rules” above, One Madison believes that it likely met the PFIC tests for its most recent taxable year, which ended on December 31, 2018, and, if the domestication occurs, will be considered a PFIC for its current taxable year which ends as a result of the domestication. In addition to the discussion under the heading “—Section 367,” above, the domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

Even if the domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of One Madison securities for One Madison Delaware securities in the domestication if One Madison were classified as a PFIC at any time during such U.S. Holder’s holding period in the One Madison securities unless such U.S. Holder made a timely and effective QEF election for One Madison’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) One Madison ordinary shares, or made a QEF election along with a purging election (such a U.S. Holder, a “Non-Electing Shareholder” and any U.S. Holder that has made such a QEF election (or QEF election along with a purging election), an “Electing Shareholder”). Any such gain would be treated as an “excess distribution” made in the year of the domestication and subject to the special tax and interest charge rules discussed above under “—Consequences of One Madison’s PFIC Status.” In addition, such regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury regulations under Section 1291(f) applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 is taxable as provided under Section 367(b). See the discussion above under the section entitled “—Section 367.” The proposed Treasury regulations under Section 1291(f) (if finalized in their current form) should not apply to an Electing Shareholder with respect to its One Madison ordinary shares for which a timely QEF election (or a QEF election along with a purging election) is made. An Electing Shareholder may, however, be subject to the rules discussed below under the section entitled “—Section 367.” The application of the PFIC rules to the warrants is unclear. A proposed regulation issued under the PFIC rules generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC, while a final regulation issued under the PFIC rules provides that the holder of an option is not entitled make a QEF election with respect to the option. It is possible that the proposed Treasury regulations under Section 1291(f) (if finalized in their current form) may apply to cause gain recognition under the PFIC rules on the exchange of One Madison warrants for One Madison Delaware warrants pursuant to the domestication.

The rules dealing with PFICs and with the QEF election and purging election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of One Madison ordinary shares or warrants should consult its own tax advisor concerning the application of the PFIC rules to such ordinary shares or warrants under such holder’s particular circumstances.

Tax Consequences of a Redemption of One Madison Delaware Common Stock

If the Domestication Proposal is approved and the domestication is consummated, One Madison will become One Madison Delaware prior to any redemption of equity held by holders that elect to redeem their equity interests in One Madison in connection with the vote regarding the Business Combination proposal. Accordingly, at the time of any such redemption, such holders will hold shares of One Madison Delaware common stock. The treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the common stock under the 302 tests discussed under “Tax Consequences of the Ownership and Disposition of One Madison Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S Holders—Redemption of Ordinary Shares” above. Whether a redemption by One Madison Delaware meets one of the 302 tests will, in turn, depend largely on the total number of One Madison Delaware shares treated as held by the holder (including any shares constructively owned by the holder as a result of owning warrants) relative to all One Madison Delaware shares outstanding both before and after such redemption or purchase.

If the redemption or purchase by One Madison Delaware qualifies as a sale of ordinary shares, the U.S. Holder will be treated as described under “Tax Consequences of the Ownership and Disposition of One Madison Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants” above and Non-U.S. Holders will be treated as described under “Tax Consequences of the Ownership and Disposition of One Madison Delaware Common Stock Post-Domestication—Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of One Madison Delaware Common Stock and Warrants,” below. If the redemption or purchase by One Madison does not qualify as a sale of ordinary shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to U.S. Holders described above under “Tax Consequences of the Ownership and Disposition of One Madison Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Taxation of Distributions” and the tax consequences to Non-U.S. Holders described below under “Tax Consequences of the Ownership and Disposition of One Madison Delaware Common Stock Post-Domestication—Non-U.S. Holders—Taxation of Distributions on One Madison Delaware Common Stock.”

Because the satisfaction of the 302 tests described above is dependent on matters of fact, the withholding agents may presume, for withholding purposes, that all amounts paid to Non-U.S. Holders in connection with a redemption are treated as distributions in respect of their shares. Accordingly, a Non-U.S. Holder should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to a Non-U.S. Holder pursuant to a redemption at a rate of 30% unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable. Each holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its One Madison Delaware common stock.

See “—Tax Consequences of the Ownership and Disposition of One Madison Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Redemption of Ordinary Shares” and “—Tax Consequences of the Ownership and Disposition of One Madison Ordinary Shares and Warrants if the Domestication Does Not Occur—Non-U.S. Holders” above for a discussion of the consequences of a redemption of One Madison ordinary shares in the event that the domestication does not occur.

Tax Consequences of the Ownership and Disposition of One Madison Delaware Common Stock Post-Domestication

U.S. Holders

Taxation of Distributions on One Madison Delaware Common Stock

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on One Madison Delaware common stock to the extent the distribution is paid out of One Madison Delaware’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates but will be eligible (subject to applicable requirements and limitations) for the dividends-received deduction.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its stock (but not below zero) and, to the extent in excess of basis, will be treated as gain from the sale or exchange of such stock as described below under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of One Madison Delaware Common Stock and Warrants.”

With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of One Madison Delaware Common Stock and Warrants” below), subject to applicable requirements and limitations.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of One Madison Delaware Common Stock and Warrants

A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of One Madison Delaware common stock or One Madison Delaware warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for One Madison Delaware common stock or warrants so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the One Madison Delaware common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its common stock or warrants so disposed of.

Exercise or Lapse of a One Madison Delaware Warrant

Except with respect to the application of the PFIC rules, the tax consequences of the exercise or lapse of a One Madison Delaware warrant will generally be the same as the tax consequences of the exercise or lapse of a One Madison warrant, as discussed above under “Tax Consequences of the Ownership and Disposition of One Madison Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Exercise or Lapse of a Warrant.”

Possible Constructive Distributions

The terms of each One Madison Delaware warrant provide for an adjustment to the number of shares of One Madison Delaware common stock for which the One Madison Delaware warrant may be exercised or to the exercise price of One Madison Delaware warrant in certain events, as discussed in the section of this proxy statement entitled “Description of Securities – Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from One Madison Delaware if, for example, the adjustment increases the warrant holders’ proportionate interest in One Madison Delaware’s assets or earnings and profits (e.g., through an increase in the number of One Madison Delaware common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of One Madison Delaware common stock which is taxable to the U.S. Holders of such stock as described under “Taxation of Distributions on One Madison Delaware Common Stock” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from One Madison Delaware equal to the fair market value of such increased interest.

Non-U.S. Holders

Taxation of Distributions on One Madison Delaware Common Stock

Any cash distribution (or a constructive distribution) One Madison Delaware makes to a Non-U.S. Holder of One Madison Delaware securities, to the extent paid out of One Madison Delaware’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Any such dividends paid or deemed paid to a Non-U.S. Holder in respect of One Madison Delaware common stock (or warrants) that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In satisfying the foregoing withholding obligation with respect to a distribution, the applicable withholding agent may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution One Madison Delaware projects will be a dividend, based upon a reasonable estimate of both its current and accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the Non-U.S. Holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the Non-U.S. Holder’s adjusted tax basis in such securities (but not below zero) and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such securities, which will be treated as described under “—Gain on Sale, Taxable Exchange or Other Taxable Disposition of One Madison Delaware Common Stock and Warrants” below.

Dividends (including constructive dividends) One Madison Delaware pays to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to the foregoing U.S. federal withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, unless an applicable income tax treaty provides otherwise, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. In addition, if the Non-U.S. Holder is a corporation, such holder’s effectively connected earnings and profits (subject to adjustments) may be subject to a U.S. federal “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of One Madison Delaware Common Stock and Warrants

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of One Madison Delaware common stock or warrants unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

●	One Madison Delaware is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (i) One Madison Delaware common stock and warrants have ceased to be regularly traded on an established securities market or (ii) the Non-U.S. Holder has owned, actually or constructively, more than five percent (5%) of such securities, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the security disposed of.

Unless an applicable tax treaty provides otherwise, any gain described in the first or third bullet points above generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in addition, a Non-U.S. Holder described in the first bullet point that is a foreign corporation will be subject to U.S. federal “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate) on such non-U.S. Holder’s effectively connected earnings and profits (subject to adjustments). Any gain of a Non-U.S. Holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

Information Reporting and Backup Withholding

Dividend payments with respect to One Madison Delaware common stock and proceeds from the sale, exchange or redemption of One Madison Delaware common stock or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. Holder generally will eliminate the requirement for information reporting (other than with respect to dividends) and backup withholding by providing certification of its non-U.S. status on a duly-executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances with respect to any “withholdable payments” which are held by or through certain foreign financial institutions (including investment funds), as a beneficial owner or as an intermediary, unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. For this purpose, “withholdable payments” generally include payments of dividends in addition to certain other passive income type amounts. Under proposed regulations promulgated by the Treasury Department on December 13, 2018, on which taxpayers may rely until final regulations are issued, withholdable payments do not include gross proceeds from any sale or other disposition of securities (including One Madison ordinary shares or warrants and One Madison Delaware common stock or warrants). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which One Madison ordinary shares or warrants or One Madison Delaware common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of One Madison ordinary shares or warrants or One Madison Delaware common stock or warrants held by an investor that is a non-financial non-U.S. entity (as a beneficial owner or as an intermediary) that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in One Madison ordinary shares or warrants or One Madison Delaware common stock or warrants.

Proposal No. 1 – The Business Combination Proposal

Overview

Our shareholders are being asked to approve and adopt the stock purchase agreement and the transactions contemplated thereby.

For a summary of the stock purchase agreement and the business combination, including the background of the business combination, One Madison’s board of directors’ reasons for the business combination and related matters, see “The Business Combination” beginning on page 86. Our shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the stock purchase agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the stock purchase agreement and the amendment to the stock purchase agreement in their entirety before voting on this Proposal.

Vote Required for Approval

The Business Combination Proposal must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of not less than a majority of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast and will have no effect on the outcome of the vote on the Business Combination Proposal. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on the Business Combination Proposal.

Full Text of the Resolution

“It is resolved, as an ordinary resolution, that the transactions contemplated by the stock purchase agreement, dated as of December 12, 2018 (as amended or modified from time to time, the “stock purchase agreement”), by and among One Madison Corporation, Rack Holdings L.P., a Delaware limited partnership (“Seller”), and Rack Holdings Inc., a Delaware corporation (“Rack Holdings”), the owner of all of the issued and outstanding equity interests of Ranpak Corp. (“Ranpak”), pursuant to which One Madison will acquire all of the issued and outstanding equity interests of Rack Holdings from Seller, on the terms and subject to the conditions set forth therein (the “business combination” and such proposal, the “Business Combination Proposal”) be confirmed, ratified, adopted and approved in all respects.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

Proposal No. 2 – The NYSE Proposal

Overview

For purposes of complying with Rule 312.03 of the NYSE Listed Company Manual, our shareholders are being asked to approve the issuance of an aggregate of 14,200,000 Class A ordinary shares and Class C ordinary shares (and the forward purchase warrants that were reallocated to the subscription investors pursuant to the reallocation agreement) to the subscription investors pursuant to the subscription agreements.

Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including (a) if such common stock has, or will have upon issuance, voting power equal to 20% or more of the voting power outstanding before the issuance of such stock, (b) if such common stock is issued to a related party and the number of shares of common stock to be issued exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance (or, if the related party is classified as such solely because such person is a substantial security holder and the issuance relates to sale of stock for cash at a price at least as great as each of the book and market value of the common stock, exceeds five percent of the number of shares of common stock or five percent of the voting power outstanding before the issuance) and (c) if such issuance will result in a change of control of the issuer.

For a summary of the subscription agreements, please see “The Business Combination – Related Agreements – Subscription Agreements” beginning on page 101. Our shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information regarding the subscription agreements. You are urged to read carefully the form of subscription agreement in its entirety before voting on this Proposal.

Pursuant to the subscription agreements, we will issue (x) subscription shares to the subscription investors that will exceed 20% of the voting power outstanding before such issuances and (y) subscription shares to certain related parties that will exceed one percent of the number of ordinary shares and one percent of the voting power outstanding before the issuance. In addition, the issuance of our voting ordinary shares to the subscription investors could be deemed to result in a change of control of One Madison. As a result, One Madison is required to obtain shareholder approval of such issuances pursuant to Rule 312.03 of the NYSE Listed Company Manual. Shareholder approval of the NYSE Proposal is also a condition to closing in the stock purchase agreement.

Vote Required for Approval

The NYSE Proposal must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of not less than a majority of the ordinary shares as of the record sate that are present and vote at the general meeting (in person or by proxy). Under the rules of the NYSE, abstentions will count as votes cast and will have the effect of a vote against the NYSE Proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast and will have no effect on the outcome of the vote on the NYSE Proposal. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on the NYSE Proposal.

Full Text of the Resolution

“It is resolved, as an ordinary resolution, that, for purposes of complying with applicable listing rules of The New York Stock Exchange (the “NYSE”), the issuance by One Madison of Class A ordinary shares, par value $0.0001 per share, and Class C ordinary shares, par value $0.0001 per share, to certain accredited investors, including certain directors, officers and substantial security holders of One Madison Corporation, in each case in a private placement, the proceeds of which will be used to finance the business combination and related transactions and the costs and expenses incurred in connection therewith with any balance used for working capital purposes be approved in all respects.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE NYSE PROPOSAL.

Proposal No. 3 – The Domestication Proposal

Overview

Our shareholders are being asked to approve a change of One Madison’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware. Accordingly, while One Madison is currently governed by the Cayman Islands Companies Law, upon domestication, One Madison Delaware will be governed by the DGCL.

For more detailed information regarding the domestication, please see “The Domestication” and “Comparison of Corporate Governance and Shareholder Rights” sections beginning on pages 123 and 175, respectively. Additionally, we note that if the Domestication Proposal is approved, then One Madison will also ask its shareholders to approve the Organizational Documents Proposals, which, if approved, will replace our existing organizational documents, attached hereto as Annex B, with the proposed organizational documents of One Madison Delaware, forms of which are attached hereto as Annexes C and D. You are urged to read carefully this proxy statement/prospectus, the existing organizational documents and the proposed organizational documents in their entirety before voting on this Proposal.

Vote Required for Approval

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal and the NYSE Proposal at the general meeting.

The Domestication Proposal must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on the Domestication Proposal. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on the Domestication Proposal.

Full Text of the Resolution

“It is resolved, as a special resolution that One Madison Corporation be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Articles of Association of the Company and be registered by way of continuation as a corporation in the State of Delaware.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

Proposal No. 4 – Organizational Documents Proposal A

Overview

Assuming the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are approved, One Madison’s shareholders are also being asked to approve Organizational Documents Proposal A, which would, upon the effective time of the domestication, (i) change our name from “One Madison Corporation” to “            ”, (ii) adopt Delaware as the exclusive forum for certain stockholder litigation, (iii) make One Madison Delaware’s corporate existence perpetual and (iv) provide for the ineffectiveness of certain provisions in our existing organizational documents relating to our status as a blank check company upon the closing that will no longer be applicable to us following the closing.

Our board of directors believes that changing the corporate name is desirable to reflect the business combination with Rack Holdings and to clearly identify            as the publicly traded entity. In addition, adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist us in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims.

The proposed charter includes provisions related to One Madison’s status as a blank check company, but upon the closing, such provisions will no longer have effect, as One Madison Delaware will cease to be a blank check company at such time. Making certain provisions related to One Madison Delaware’s status as a blank check company ineffective upon the closing is desirable because these provisions will serve no purpose following the closing. For example, the proposed charter provides for the ineffectiveness of the requirement to dissolve One Madison Delaware allowing it to continue as a corporate entity with perpetual existence following the closing. Perpetual existence is the usual period of existence for corporations, and our board of directors believes it is the most appropriate period for One Madison Delaware following the closing.

This summary is qualified by reference to the complete text of the proposed charter and proposed bylaws, copies of which are attached to this proxy statement/prospectus as Annexes C and D, respectively. All shareholders are encouraged to read the proposed organizational documents in their entirety for a more complete description of their terms.

Vote Required for Approval

Organizational Documents Proposal A is conditioned on the approval of the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal at the general meeting.

Organizational Documents Proposal A must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on Organizational Documents Proposal A. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on Organizational Documents Proposal A.

Full Text of the Resolution

“It is resolved, as a special resolution, that the amended and restated memorandum and articles of association of One Madison Corporation currently in effect be amended to reflect: (i) the change of our name from “One Madison Corporation” to “                  ”, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) upon the closing of the business combination (the “closing”), making One Madison Corporation’s corporate existence perpetual and (iv) upon the closing, providing for the ineffectiveness of certain provisions in our existing organizational documents relating to our status as a blank check company upon the closing that will no longer be applicable to One Madison following the closing be approved in all respects.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL A.

Proposal No. 5 – Organizational Documents Proposal B

Overview

Assuming the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are approved, One Madison’s shareholders are being asked to approve Organizational Documents Proposal B, pursuant to which our board of directors will be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year.

Upon the domestication, our board of directors will be divided into three classes. At each annual general meeting of shareholders thereafter, we will nominate one class of directors for election to serve for a three-year term and, in each case, until their successors are elected and qualified or until their earlier death, resignation or removal. As a result, only one class may be elected in any given year, which may make it more difficult for a shareholder or group of shareholders to gain control of our board of directors.

This summary is qualified by reference to the complete text of the proposed charter and proposed bylaws, copies of which are attached to this proxy statement/prospectus as Annexes C and D, respectively. All shareholders are encouraged to read the proposed organizational documents in their entirety for a more complete description of their terms.

Vote Required for Approval

Organizational Documents Proposal B is conditioned on the approval of the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal at the general meeting.

Organizational Documents Proposal B must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on Organizational Documents Proposal B. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on Organizational Documents Proposal B.

Full Text of the Resolution

“It is resolved, as a special resolution, that the amended and restated memorandum and articles of association of One Madison Corporation currently in effect be amended to include the provisions providing that One Madison Corporation’s board of directors will be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL B.

Proposal No. 6 – Organizational Documents Proposal C

Overview

Assuming the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are approved, One Madison’s shareholders are being asked to approve Organizational Documents Proposal C, pursuant to which, upon the domestication, our directors may only be removed for cause, as defined in the proposed charter.

Our proposed organizational documents provide for a classified board of directors, such that only a specified portion of the directors is to be elected each year. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. Our board of directors believes that such a standard will, in conjunction with the classified nature of One Madison Delaware’s board of directors (i) increase board continuity and the likelihood that experienced board members with familiarity of our business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of One Madison Delaware’s board of directors.

This summary is qualified by reference to the complete text of the proposed charter and proposed bylaws, copies of which are attached to this proxy statement/prospectus as Annexes C and D, respectively. All shareholders are encouraged to read the proposed organizational documents in their entirety for a more complete description of their terms.

Vote Required for Approval

Organizational Documents Proposal C is conditioned on the approval of the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal at the general meeting.

Organizational Documents Proposal C must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on Organizational Documents Proposal C. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on Organizational Documents Proposal C.

Full Text of the Resolution

“It is resolved, as a special resolution, that the amended and restated memorandum and articles of association of One Madison Corporation currently in effect be amended to include provisions providing that the directors of One Madison Corporation may only be removed for cause.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL C.

Proposal No. 7 – Organizational Documents Proposal D

Overview

Assuming the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are approved, One Madison’s shareholders are being asked to approve Organizational Documents Proposal D, which establishes, upon the domestication, advance notice procedures with regard to the nomination by shareholders of candidates for election as directors.

If Organizational Documents Proposal D is adopted, the advance notice procedures will fix a deadline by which shareholders must submit notice of director nominations to One Madison Delaware prior to any general meeting of shareholders, and set forth the information that shareholders must include in the proper form of notice to One Madison.

Nominations of persons for election to the board of directors or the proposal of other business to be transacted by the shareholders at an annual meeting of shareholders may be made only (i) pursuant to One Madison Delaware’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the board of directors or any committee thereof, (iii) as may be provided in the certificate of designations for any class or series of preferred stock or (iv) by any shareholder of One Madison Delaware who is a shareholder of record at the time of giving of notice and at the time of the annual meeting, who shall be entitled to vote at the meeting and who complies with the advance notice procedures in the proposed organizational documents. For a summary of the proposed advance notice procedures and requirements in the proposed organizational documents, see the section entitled “Shareholder Nominations and Proposals” beginning on page 233.

Our board of directors believes establishing advance notice procedures with regard to the nomination by shareholders of candidates for election as directors would (i) enable our board of directors to more effectively plan for shareholder meetings, (ii) result in better information being made available to our shareholders in advance of any meetings of shareholders with respect to such director nominees, (iii) increase the likelihood that experienced board members with familiarity of One Madison Delaware’s business operations would serve on the board at any given time, (iv) help ensure that control of the board would not abruptly shift in the event of a sudden acquisition of a substantial portion of One Madison Delaware’s ordinary shares by an unrelated person, group or entity and (v) make it more difficult for a potential acquiror or other person, group or entity to gain control of One Madison Delaware’s board of directors.

This summary is qualified by reference to the complete text of the proposed charter and proposed bylaws, copies of which are attached to this proxy statement/prospectus as Annexes C and D, respectively. All shareholders are encouraged to read the proposed organizational documents in their entirety for a more complete description of their terms.

Vote Required for Approval

Organizational Documents Proposal D is conditioned on the approval of the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal at the general meeting.

Organizational Documents Proposal D must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on Organizational Documents Proposal D. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on Organizational Documents Proposal D.

Full Text of the Resolution

“It is resolved, as a special resolution, that the amended and restated memorandum and articles of association of One Madison Corporation currently in effect be amended to include provisions relating to advance notice procedures with regard to the nomination by shareholders of candidates for election as directors.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL D.

Proposal No. 8 – Organizational Documents Proposal E

Overview

Assuming the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are approved, One Madison’s shareholders are being asked to approve Organizational Documents Proposal E, which, upon the domestication, removes the ability of shareholders to call a special meeting.

Our existing organizational documents provide that the board of directors shall, on a shareholder’s request, proceed to convene an extraordinary general meeting of One Madison, provided that the requesting shareholder holds not less than 30% in par value of the issued shares entitled to vote at a general meeting. If Organizational Documents Proposal E is approved, shareholders will not have the ability to call a special meeting and all special meetings or annual general meetings must be called by the board of directors.

Limiting shareholders’ ability to call a special meeting limits the opportunities for minority shareholder to remove directors, amend organizational documents or take other actions without the board of directors’ consent or to call a special meeting to otherwise advance minority shareholders’ agenda. Removing the ability of shareholders to call a meeting of shareholders is intended to avoid the expense and distraction of management caused by holding meetings in addition to the annual meeting unless the board of directors (or a class or series of preferred stock, if any) determines that such expense and distraction is warranted.

This summary is qualified by reference to the complete text of the proposed charter and proposed bylaws, copies of which are attached to this proxy statement/prospectus as Annexes C and D, respectively. All shareholders are encouraged to read the proposed organizational documents in their entirety for a more complete description of their terms.

Vote Required for Approval

Organizational Documents Proposal E is conditioned on the approval of the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal at the general meeting.

Organizational Documents Proposal E must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on Organizational Documents Proposal E. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on Organizational Documents Proposal E.

Full Text of the Resolution

“It is resolved, as a special resolution, that the amended and restated memorandum and articles of association of One Madison Corporation currently in effect be amended to include provisions removing the ability of shareholders to call an extraordinary general meeting.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL E.

Proposal No. 9 – Organizational Documents Proposal F

Overview

Assuming the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are approved, One Madison’s shareholders are being asked to approve Organizational Documents Proposal F, which, upon the domestication, removes the ability of shareholders to act by written consent in lieu of a meeting.

Our existing organizational documents currently provide that ordinary resolutions and special resolutions may be passed by unanimous written consent of One Madison Delaware’s shareholders. If Organizational Documents Proposal F is approved, subject to the rights of the holders of any class or series of preferred stock, if any, shareholders will not have the ability to act by written consent and all actions required or permitted to be taken by the shareholders of One Madison Delaware must be effected at a duly convened special meeting or annual general meeting.

One Madison Delaware’s shareholders will have the ability to propose items of business (subject to the restrictions set forth in the proposed charter) at duly convened shareholder meetings; this Organizational Documents Proposal F does not foreclose that right, but does limit shareholders’ ability to take such and other actions by written consent. Eliminating the right of shareholders to act by written consent limits the circumstances under which shareholders can act on their own initiative to remove directors, or alter or amend One Madison Delaware’s organizational documents outside of a duly called extraordinary or annual meeting of the shareholders of One Madison Delaware. Further, our board of directors believes continuing to limit shareholders’ ability to act by written consent will reduce the time and effort our board of directors and management would need to devote to shareholder proposals, which time and effort could distract our directors and management from other important business.

In addition, the elimination of the shareholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this Proposal is not in response to any effort of which we aware to obtain control of One Madison. Further, the board of directors does not believe that the effects of the elimination of shareholder action by written consent will create a significant impediment to a tender offer or other effort to take control of One Madison. Inclusion of these provisions in the proposed charter might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect shareholders from the use of abusive and coercive takeover tactics.

This summary is qualified by reference to the complete text of the proposed charter and proposed bylaws, copies of which are attached to this proxy statement/prospectus as Annexes C and D, respectively. All shareholders are encouraged to read the proposed organizational documents in their entirety for a more complete description of their terms.

Vote Required for Approval

Organizational Documents Proposal F is conditioned on the approval of the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal at the general meeting.

Organizational Documents Proposal F must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on Organizational Documents Proposal F. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on Organizational Documents Proposal F.

Full Text of the Resolution

“It is resolved, as a special resolution, that the amended and restated memorandum and articles of association of One Madison Corporation currently in effect be amended to include provisions removing the ability of shareholders to act by way of unanimous written resolution.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL F.

Proposal No. 10 – Organizational Documents Proposal G

Overview

Assuming the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal are approved, One Madison’s shareholders are also being asked to approve Organizational Documents Proposal G, which would amend and restate our existing organizational documents by the deletion of the existing organizational documents in their entirety and the substitution of our proposed organizational documents in their place to (among other matters) reflect the changes effected by Organizational Documents Proposals A through F. If Organizational Documents Proposal G is approved, One Madison Delaware’s organizational documents will reflect only the other Organizational Documents Proposals that are also approved.

This summary is qualified by reference to the complete text of the proposed charter and proposed bylaws, copies of which are attached to this proxy statement/prospectus as Annexes C and D, respectively. All shareholders are encouraged to read the proposed organizational documents in their entirety for a more complete description of their terms.

Vote Required for Approval

Organizational Documents Proposal G is conditioned on the approval of the Business Combination Proposal, the NYSE Proposal and the Domestication Proposal at the general meeting.

Organizational Documents Proposal G must be approved by a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on Organizational Documents Proposal G. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on Organizational Documents Proposal G.

Full Text of the Resolution

“It is resolved, as a special resolution, that the amended and restated memorandum and articles of association of One Madison Corporation currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed charter and the proposed bylaws in the form attached to the proxy statement/prospectus dated             , 2019.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL G.

Proposal No. 11 – The Director Election Proposal

Overview

Conditioned upon the approval of the Business Combination Proposal and the NYSE Proposal, our board of directors has (i) re-nominated our current directors, Omar Asali, Michael Jones, Thomas Corley and Robert King; and (ii) nominated Steve Kovach, Salil Seshadri, Michael Gliedman and Alicia Tranen to serve as new directors until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal.  If the Business Combination Proposal, the NYSE Proposal and Organizational Documents Proposal B are approved, the board of directors will be divided into three classes, with only one class of directors being elected in each year. Each class of directors will generally serve for a three-year term. In addition, if each of the nominated individuals are elected to the board, the classes of the board of directors will be composed as follows: Class I –     ,     , and     ; Class II –     ,     , and     ; Class III –     ,     , and     . One Madison’s holders of Class B ordinary shares are being asked to re-elect the current directors of One Madison and to elect Messrs. Steve Kovach, Salil Seshadri and Michael Gliedman and Ms. Alicia Tranen to our board of directors.

For more information on the experience of each of the director nominees, please see the section entitled “Officers and Directors of One Madison After the Business Combination” of this proxy statement/prospectus.

Nominees for Election to the Board of Directors

Steve Kovach, Salil Seshadri and Michael Gliedman and Ms. Alicia Tranen.

Directors Continuing in Office

Omar Asali, Michael Jones, Thomas Corley and Robert King.

Vote Required for Approval

The election of the each director nominee pursuant to the Director Election Proposal is conditioned on the approval of the Business Combination Proposal and the NYSE Proposal at the general meeting.

Pursuant to our existing organizational documents, until the closing, only holders of Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Election Proposal. The Director Election Proposal must be approved by an ordinary resolution of the holders of the Class B ordinary shares as a matter of Cayman Islands law, being the affirmative vote of the holders of not less than a majority of the Class B ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on the Director Election Proposal. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the election of the director nominees.

Full Text of the Resolution

“It is resolved, as an ordinary resolution of the holders of the Class B ordinary shares of One Madison Corporation, that (i)  Omar Asali, Michael Jones, Thomas Corley and Robert King be re-elected as directors and (ii) Steve Kovach, Salil Seshadri, Michael Gliedman and Alicia Tranen be elected as directors, in each case, to serve as directors until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES.

Proposal No. 12 – The Incentive Plan Proposal

Overview

Assuming that the Business Combination Proposal and the NYSE Proposal are approved, our shareholders are also being asked to approve and adopt the One Madison Corporation 2019 Omnibus Incentive Plan (the “Incentive Plan”). The following description of the Incentive Plan assumes the completion of the domestication. In the event the domestication is not approved or otherwise completed, references to Class A common stock shall be to Class A ordinary shares, unless the context otherwise requires. In designing the Incentive Plan, we considered the anticipated future equity needs of One Madison Delaware and the advice of One Madison’s compensation consultant, and we concluded that 8% of the Class A common stock outstanding after the business combination, including shares authorized under the Incentive Plan, will be reserved for issuance under the Incentive Plan. One Madison’s board of directors has approved the Incentive Plan, subject to receiving shareholder approval. A summary of the principal features of the Incentive Plan is provided below. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the Incentive Plan. A copy of the Incentive Plan has been filed with the SEC with this S-4 as Annex F.  If approved by our shareholders, the Incentive Plan will be administered by the Compensation Committee or the board of directors, which will have the authority to make grants under the Incentive Plan.

If the Incentive Plan is not approved by shareholders, we will be unable to make equity grants to our employees, consultants and directors, and therefore we will be at a significant competitive disadvantage in attracting, retaining and motivating talented individuals who contribute to our success.

Registration with the SEC

If our shareholders approve the Incentive Plan, we plan to file a registration statement on a Form S-8 with the SEC, as soon as reasonably practicable after such approval, to register the shares available for issuance under the Incentive Plan.

Considerations for the Approval of the Plan

The Incentive Plan incorporates corporate governance best practices to align our equity compensation program with our shareholders’ long-term interests. Our Incentive Plan features the following corporate governance best practices:

✔	Restricted dividends on awards. The Incentive Plan prohibits the payment of dividends with respect to an award prior to the time such award (or the applicable portion thereof) vests (and, in the case of performance awards, the applicable performance condition is achieved).

✔	No repricings. Repricing of stock options and stock appreciation rights (“SARs”) is not permitted without shareholder approval, except for adjustments with respect to certain specified extraordinary corporate transactions.

✔	No “liberal” change in control definition. The change in control definition under the Incentive Plan is only triggered in those instances where an actual change in control occurs, such as a 50% or greater change in beneficial ownership (see “Summary of the Incentive Plan – Change in Control” below).

✔	Conservative share counting provisions. Shares underlying any award granted under the Incentive Plan that are forfeited, expired, cancelled, terminated or settled in cash or property other than shares are added back to the share reserve; however, shares that are tendered or withheld to satisfy the applicable exercise price or tax withholding obligations with respect to options or SARs will not be added back to the share reserve.

✔	Clawback of awards. The Incentive Plan grants the Compensation Committee the authority to subject awards granted under the Incentive Plan to any clawback or recoupment policies that One Madison Delaware has in effect from time to time (including our recoupment policy).

Summary of the Incentive Plan

Purpose

The purpose of the Incentive Plan is to enable One Madison Delaware to offer its employees, directors and other individual service providers long-term equity-based incentives in One Madison Delaware, thereby attracting, retaining and rewarding such individuals, and strengthening the mutuality of interests between such individuals and One Madison Delaware’s shareholders.

Eligibility

Our employees, directors, individual consultants, advisors and other service providers are eligible to receive awards under the Incentive Plan based on the Compensation Committee’s determination, in its sole discretion, that an award to such individual will further the Incentive Plan’s stated purpose (as described above).  Awards of incentive stock options will be limited to employees of One Madison Delaware or certain of its affiliates.  As of February 1, 2019, there are approximately 565 employees and after the business combination there will be approximately 15 individual consultants, directors, advisers and other service providers eligible to receive awards under the Incentive Plan.

Authorized Shares

Subject to adjustment (as described below), the number of shares of Class A common stock that may be subject to awards granted under the Incentive Plan is equal to 8% of the Class A common stock outstanding after the business combination, including shares authorized under the Incentive Plan, and the number of shares of Class A common stock that may be subject to incentive stock options granted under the Incentive Plan will be the full number of shares available under the Incentive Plan. If an award expires or is cancelled or forfeited, or is otherwise settled without the issuance of shares, the shares covered by the award will again be available for issuance under the Incentive Plan. Shares tendered or withheld to pay or satisfy the exercise price of a stock option or SAR or to pay taxes in respect of any stock option or SAR, will not again be available for issuance under the Incentive Plan. Shares underlying replacement awards (i.e., awards granted as replacements for awards granted by a company that we acquire or with which we combine) will not reduce the number of shares available for issuance under the Incentive Plan.  The Incentive Plan limits non-employee director compensation to a total value of $500,000 per fiscal year (including the combined value of both cash fees and incentive equity awards (based on their grant-date fair value)) in respect of their service as non-employee directors.

Administration

The Incentive Plan is administered by the Compensation Committee, but the board of directors may, in its sole discretion, administer or grant awards pursuant to the Incentive Plan from time to time.

The Compensation Committee has authority under the Incentive Plan to:

●	designate participants;

●	determine the types of awards to grant, the number of shares to be covered by awards, the terms and conditions of awards, the circumstances under which awards may be cancelled, forfeited or suspended and whether awards may be deferred;

●	amend the terms of any outstanding awards (except to reprice the awards);

●	correct any defect, supply any omission or reconcile any inconsistency in the Incentive Plan or any award agreement, in the manner and to the extent it shall deem desirable to carry the Incentive Plan into effect;

●	interpret and administer the Incentive Plan and any instrument or agreement relating to, or award made under, the Incentive Plan; and

●	make any other determination and take any other action that it deems necessary or desirable to administer the Incentive Plan, in each case, as it deems appropriate for the proper administration of the Incentive Plan and compliance with applicable law, stock market or exchange rules and regulations, or any accounting or tax rules and regulations.

The Compensation Committee may delegate the authority to grant awards under the Incentive Plan, to the extent permitted by applicable law, to (i) one or more officers of One Madison Delaware (except that such delegation will not be applicable to any award for a person then covered by Section 16 of the Exchange Act) and (ii) one or more members of the Compensation Committee.

Types of Awards

The Incentive Plan provides for grants of stock options (both nonqualified and incentive stock options), SARs, restricted stock, performance awards and other stock-based awards. Any award may be granted alone or in tandem with other awards, and may be granted in addition to, or in substitution for, other types of awards.

Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option will be determined by the Compensation Committee and may not be less than the fair market value of a share of One Madison Delaware’s common stock on the grant date. The Compensation Committee will determine the date after which each stock option may be exercised, the method and form by which each option is to be exercised, and the expiration date of each option, provided that no option will be exercisable before the first anniversary of and more than ten years after the grant date. Options intended to be incentive stock options under Section 422 of the Code may not be granted to any person who is not an employee of us or any parent or subsidiary, as defined in Section 424 of the Code. There have not yet been any options granted under the Incentive Plan, and so there are no options outstanding under the Incentive Plan.

Stock Appreciation Rights. Stock appreciation rights (“SARs”) represent a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share from the grant date. The terms and conditions applicable to stock options also apply to SARs.

Restricted Stock. Restricted stock is an award of shares that is subject to restrictions on transfer and a substantial risk of forfeiture.

Restricted Stock Units. A restricted stock unit award (an “RSU” award) is a right to receive a specified number of shares of One Madison Delaware common stock (or the fair market value thereof in cash, or any combination of One Madison Delaware common stock and cash, as determined by our Compensation Committee), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by the Compensation Committee, consistent with the terms of the Incentive Plan. Prior to the settlement of a RSU award in One Madison Delaware common stock, the award recipient will have no rights as a shareholder of One Madison Delaware resulting from the underlying shares of common stock of One Madison Delaware subject to the RSU award.

Performance Awards. Performance awards, which may be denominated in cash, shares or units (including RSUs), will be earned on the satisfaction of performance goals specified by the Compensation Committee, provided that the period during which performance goals must be achieved cannot be shorter than one year.

Other Stock-Based Awards. The Compensation Committee is authorized to grant other stock-based awards that are payable by cash or in the Company’s common stock and are valued in whole or in part by reference to such stock, including RSUs, phantom stock and similar units.

Dividends and Dividend Equivalents

Awards granted under the Incentive Plan may not provide for any dividend to be payable to the participant in respect of such award prior to the time such award (or the applicable portion thereof) vests (and, in the case of performance awards, the applicable performance condition is achieved).  The Compensation Committee may, in its discretion, provide for dividend equivalents on awards of RSUs.

Minimum Vesting Requirements

Each award granted pursuant to the Incentive Plan will vest over a period of not less than one year following the date of grant. However, the Compensation Committee may, in its sole discretion, accelerate the vesting of an award or otherwise lapse or waive this requirement upon a participant’s death, disability or in the event of a change in control. In addition, the Compensation Committee may grant awards that are not subject to these minimum vesting requirements with respect to 5% of the maximum aggregate number of shares in One Madison Delaware’s Class A common stock available for issuance under the Incentive Plan (as may be adjusted in accordance with the terms of the Incentive Plan).

Adjustments

In the event the Compensation Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), merger, reorganization, consolidation, separation, rights offering, recapitalization, stock split, split-up, spin-off, combination, repurchase or exchange of shares of One Madison Delaware’s Class A common stock or other securities of One Madison Delaware, or other corporate transaction or event or change in corporate structure affecting One Madison Delaware’s Class A common stock, including any equity restructuring within the meaning of applicable accounting standards, an adjustment is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan, the Compensation Committee will adjust equitably any or all of: (i) the number and type of shares or other securities that thereafter may be made the subject of awards, including the aggregate limit under the Incentive Plan; (ii) the number and type of shares or other securities subject to outstanding awards; and (iii) the grant, purchase, exercise or hurdle price for any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award.

Change in Control

In the event of a change in control, except as otherwise provided in the applicable award agreement, the Compensation Committee may provide for:

●	continuation or conversion of any outstanding award or right with respect to the stock of the successor or surviving corporation (or parent or subsidiary thereof); provided, that upon a participant’s termination of service without cause within 24 months of the change in control, the outstanding award will vest and settle or become exercisable, with options and SARs remaining exercisable for one year;

●	termination or cancellation or any outstanding award for a cash payment;

●	continuation or assumption of outstanding awards under the Incentive Plan by us (if we are the surviving corporation) or by the surviving corporation or its parent;

●	assumption, substitution, replacement or continuation of outstanding awards by the surviving corporation or its parent with cash, securities, rights or other property with substantially the same terms and value as such outstanding awards;

●	acceleration of the vesting (including the lapse of any restriction) and exercisability of outstanding awards;

●	adjust the number and type of securities and the terms and conditions of outstanding awards and awards granted in the future; and

●	cancellation of outstanding awards under the Incentive Plan for no consideration.

A change in control generally means (i) the acquisition of 50% or more of One Madison Delaware’s Class A common stock or combined voting power of voting securities; (ii) a merger or consolidation of One Madison Delaware with another entity; or (iii) a disposition of all or substantially all of One Madison Delaware’s assets.

Amendment and Termination

The Compensation Committee may terminate, amend or modify the Incentive Plan at any time.  However, no amendment may, without the consent of the participant, materially and adversely affect any award previously granted.  No award may be granted pursuant to the Incentive Plan after the tenth anniversary of the date on which the Incentive Plan was approved by our shareholders.

Prohibition on Repricing

Subject to the adjustment provision described above, the Compensation Committee may not directly or indirectly, through cancellation or re-grant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant without the approval of our shareholders.

Cancellation or “Clawback” of Awards

The Compensation Committee may, to the extent permitted by applicable law and stock exchange rules or by any of our policies (including our recoupment policy), cancel or require reimbursement of any awards granted, shares issued or cash received upon the vesting, exercise or settlement of any awards granted under the Incentive Plan or the sale of shares underlying such awards.

Term

The Incentive Plan expires ten years after the date upon which it is adopted by the board of directors, unless earlier terminated by the board of directors at its discretion.

U.S. Federal Income Tax Consequences of Equity Awards

The following is a general summary under current law of certain United States federal income tax consequences to One Madison Delaware and participants who are citizens or individual residents of the United States relating to awards granted under the Incentive Plan. This summary deals with the general tax principles that apply to such awards and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. This summary is not tax advice and it does not discuss all aspects of federal taxation that may be relevant to One Madison Delaware and participants. Accordingly, One Madison Delaware urges each participant to consult his or her own tax advisor as to the specific tax consequences of participation in the Incentive Plan under federal, state, local and other applicable laws. In addition, One Madison Delaware may be subject to limits on tax deductibility relating to compensation described herein under certain statutory provisions, including Sections 162(m) and 280G of the Code.

Non-Qualified Stock Options

A non-qualified stock option is an option that does not meet the requirements of Section 422 of the Code. A participant generally will not recognize taxable income when granted a non-qualified stock option. When the participant exercises the stock option, he or she generally will recognize taxable ordinary income equal to the excess of the fair market value of the shares received on the exercise date over the aggregate exercise price of the shares. The participant’s tax basis in the shares acquired on exercise of the option will be increased by the amount of such taxable income. We generally will be entitled to a corresponding federal income tax deduction. When the participant sells the shares acquired on exercise, the participant generally will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them.

Incentive Stock Options

An incentive stock option or “ISO” is an option that meets the requirements of Section 422 of the Code. A participant will not have taxable income when granted an ISO or when exercising an ISO. If a participant exercises an ISO and does not dispose of the shares until the later of two years after the grant date and one year after the exercise date, the entire gain, if any, realized when the participant sells the shares will be taxable as long-term capital gain. However, even though a participant will not have taxable income when exercising an ISO, the exercise of an ISO is taken into account for purposes of determining whether the participant has any alternative minimum tax liability (described below). We generally will not be entitled to a corresponding federal income tax deduction.

If a participant disposes of the shares received upon exercise of an ISO within the one-year or two-year periods described above, it will be considered a “disqualifying disposition.” Under such circumstances, the participant generally will realize ordinary income in the year of the disposition, and we generally will be entitled to a corresponding federal income tax deduction. The amounts of the participant’s ordinary income and One Madison Delaware’s deduction will equal the excess of the lesser of the amount, if any, realized on the disposition and the fair market value of the shares on the exercise date over the aggregate exercise price of the ISO. Any additional gain or loss that the participant realizes on the disposition will be long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them.

If a participant exercises an ISO more than three months after the participant’s employment with One Madison Delaware terminates, the option will be treated as a non-qualified stock option for federal income tax purposes. If a participant is disabled and terminates employment because of his or her disability, the three-month period is extended to one year. The three-month period does not apply in the case of a participant’s death.

SARs

A participant does not recognize income at the time a SAR is granted. A participant will recognize income at the time cash or stock representing the amount of the appreciation is transferred to the participant pursuant to the exercise of a SAR. The amount of income will equal the amount of cash or fair market value of shares paid or transferred to the participant and will be considered ordinary income. We generally will be entitled to a corresponding federal income tax deduction.

Restricted Stock

Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant generally will not recognize income, and we generally will not be entitled to a corresponding federal income tax deduction at the time restricted stock is granted. When the restrictions lapse, the participant generally will recognize ordinary income equal to the fair market value of the shares as of that date, less any amount paid for the restricted stock, and we generally will be entitled to a corresponding federal income tax deduction at that time. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, the participant generally will recognize ordinary income as of the date of grant equal to the fair market value of the common shares as of that date, less any amount the participant paid for the restricted stock, and we generally will be entitled to a corresponding federal income tax deduction at that time. Any future appreciation in the shares generally will be taxable to the participant at capital gains rates. However, if the restricted stock is later forfeited, the participant generally will not be able to recover the tax previously paid pursuant to his or her Section 83(b) election.

New Plan Benefits

As described above, the Compensation Committee, in its discretion, will select the participants who receive awards and the size and types of those awards under the Incentive Plan, if the Incentive Plan is approved by our shareholders. Therefore, the awards (or associated benefits or amounts) that will be made to particular individuals or groups of individuals in the future under the Incentive Plan are not currently determinable. Additionally, because the Incentive Plan is a new plan, it is not possible to determine the benefits that would have been received or allocated to eligible participants under the Incentive Plan had it been in effect in prior years.

Vote Required for Approval

The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal and the NYSE Proposal at the general meeting.

The Incentive Plan Proposal (and consequently, the Incentive Plan) must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of not less than a majority of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Under the rules of the NYSE, abstentions will count as votes cast and will have the effect of a vote against the Incentive Plan Proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast and will have no effect on the outcome of the vote on the Incentive Plan Proposal. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on the Incentive Plan Proposal.

Full Text of the Resolution

“It is resolved, as an ordinary resolution, that the One Madison Corporation 2019 Omnibus Incentive Plan in the form attached to the proxy statement/prospectus dated             , 2019 be adopted and approved in all respects.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

Proposal No. 13 – The Adjournment Proposal

Overview

Our shareholders are being asked to approve a proposal that will grant our board of directors authority to adjourn the general meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the NYSE Proposal.

If the Adjournment Proposal is not approved by One Madison’s shareholders, the board of directors may not be able to adjourn the general meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the NYSE Proposal.

Vote Required for Approval

The Adjournment Proposal is not conditioned on the approval of any other Proposal at the general meeting.

The Adjournment Proposal must be approved by an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of not less than a majority of the ordinary shares as of the record date that are present and vote at the general meeting (in person or by proxy). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on the Adjournment Proposal. Failure to vote by proxy or to vote in person at the general meeting will have no effect on the outcome of the vote on the Adjournment Proposal.

Full Text of the Resolution

“It is resolved, as an ordinary resolution, that the adjournment of the general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or the NYSE Proposal be approved in all respects.”

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

The following unaudited pro forma condensed combined financial statements of One Madison present the combination of the financial information of One Madison and Rack Holdings Rack Holdings adjusted to give effect to the business combination, equity financing, proposed warrant exchange, and debt financing. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

One Madison is a blank check company incorporated on July 13, 2017 as a Cayman Islands exempted company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. One Madison completed its IPO on January 22, 2018. Upon the closing of the IPO, $300,000,000 from the net proceeds thereof was placed in a U.S.-based trust account, and is invested in a money market fund selected by One Madison until the earlier of: (i) the completion of the initial business combination or (ii) the redemption of One Madison’s public shares if One Madison is unable to complete a business combination by January 22, 2020, subject to applicable law. As of December 31, 2018, there was approximately $305,118,446 held in the trust account. One Madison obtained a commitment for debt financing pursuant to a debt commitment letter dated as of December 12, 2018, pursuant to which Goldman Sachs Lending Partners LLC and certain affiliated investment entities thereof have committed to provide senior secured credit facilities subject to the conditions set forth in the debt commitment letter. The aggregate commitment consists of a $450,000,000 first lien term facility, a $45,000,000 revolving facility, a $100,000,000 first lien contingency term facility and a $100,000,000 second lien contingency term facility. Additionally, One Madison is currently in discussions with certain investors regarding the proposed warrant exchange, pursuant to which the 8,000,000 private placement warrants issued to those investors would be deemed automatically cancelled in full (with all rights, liabilities and obligations thereunder discharged in full) and, in consideration therefor, One Madison would issue an aggregate of 800,000 Class A ordinary shares or Class C ordinary shares.

Rack Holdings, a Delaware corporation, is the owner of all of the issued and outstanding equity interests of Ranpak. Ranpak is the global leader in fiber-based, environmentally sustainable protective packaging solutions that safeguard products in commerce and industrial supply chains. Ranpak utilizes a systems-based business model to drive recurring revenue through an installed platform of over 97,000 machines. Through this platform, Ranpak sells value-added consumables to end-users via a network of exclusive distributor relationships, delivering services to approximately 31,000 diversified end-users in over 50 countries.

Ranpak offers customers the opportunity to experience complete in the box packaging solutions to fit their industry. This is done through a variety of application types dependent upon the customer’s needs.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2018 assumes that the business combination, equity financing, proposed warrant exchange, and debt financing occurred on December 31, 2018. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 presents pro forma effect to the business combination, equity financing, proposed warrant exchange, and debt financing as if it had been completed on January 1, 2018.

The pro forma combined financial statements do not necessarily reflect what One Madison’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. The pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of One Madison. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This information should be read together with One Madison’s and Rack Holdings’ audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Madison,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rack Holdings” and other financial information included elsewhere in this proxy statement/prospectus.

The business combination is accounted for under the scope of Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). Pursuant to ASC 805, One Madison has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	One Madison is transferring cash via the use of funds in their trust account and proceeds from equity issuances, and will be incurring liabilities to execute the business combination;

●	One Madison’s existing board of directors will remain in place as the board of directors of the combined company until the first shareholder vote post acquisition. Furthermore, One Madison’s Chief Executive Officer will be the Executive Chairman of the board of directors of the combined company. There are also no special voting rights conveyed in the business combination;

●	One Madison’s current CEO will lead the executive team and provide oversight to the Rack Holding’s management team as they continue in their current roles; and

●	One Madison was the entity that initiated the business combination.

The preponderance of the evidence discussed above supports the conclusion that One Madison is the accounting acquirer in the business combination. Rack Holdings constitutes a business in accordance with ASC 805 and the business combination constitutes a change in control. Accordingly, the business combination will be accounted for using the acquisition method.

Description of the business combination

At the closing of the business combination, One Madison has agreed to pay $950,000,000 in cash in consideration for the acquisition of Rack Holdings. This amount will be:

(i)	adjusted by the difference between the net working capital of Rack Holdings and its subsidiaries as of Closing as measured against normalized level of working capital of $22,000,000 (which could be a downward or upward adjustment);

(ii)	increased by the amount of cash of Rack Holdings and its subsidiaries as of Closing; and

(iii)	reduced by the amount of debt and unpaid transaction expenses of Rack Holdings and its subsidiaries as of Closing.

The purchase price paid at Closing will be based on an estimate of the amount of the foregoing adjustments and will be subject to a customary post-Closing true-up.

Financing for the Business Combination and for related transaction expenses will consist of:

(i)	$300,000,000 of proceeds from One Madison’s IPO on deposit in the trust account (plus any interest income accrued thereon since the IPO), net of any redemptions of One Madison’s ordinary shares in connection with the shareholder vote to be held in connection with the transactions contemplated by the Stock Purchase Agreement;

(ii)	$150,000,000 of proceeds from the forward purchase agreements entered into in connection with the IPO;

(iii)	$142,000,000 of proceeds from subscription agreements entered into in connection with the business combination; and

(iv)	up to $650,000,000 of senior secured credit facilities provided by Goldman Sachs Merchant Banking Division.

The acquisition of Rack Holdings involves One Madison directly purchasing 100% of the outstanding shares of Rack Holdings. The following represents the aggregate consideration:

(in thousands)	No Redemptions	Maximum Redemptions

Cash held in trust account	$305,118	$40,680
Forward Purchase Agreements	150,000	150,000
Subscription Agreements	142,000	142,000
Proceeds from debt financing(1)	352,882	617,320
Total estimated closing cash consideration	950,000	950,000
Adjustments
Working capital adjustment(2)	$4,520	4,520
Ending Cash on B/S	17,544	17,544
Total adjusted consideration(3)	972,064	972,064

(1)	The aggregate debt commitment consists of a $450,000,000 first lien term facility, a $45,000,000 revolving facility, a $100,000,000 first lien contingency term facility and a $100,000,000 second lien contingency term facility. Under the no redemption scenario, the proceeds from debt financing would be obtained only from the first lien term facility, and would be used for purposes of financing the business combination and paying transaction related costs. Under the maximum redemption scenario, the proceeds from debt financing would be obtained from the first lien term facility, and both contingency term facilities, and would be used for purposes of financing the business combination and paying transaction related costs.
(2)	The purchase price indicated is based on an estimate of the working capital adjustment amount, and will be subject to a customary post-closing true-up based on working capital as of closing.
(3)	A portion of the total adjusted consideration will be utilized to settle unpaid debt and unpaid transaction costs. Amounts utilized to settle the unpaid debt and unpaid transaction costs will further reduce the amount of cash received by the seller.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of One Madison’s common stock:

●	Assuming No Redemptions: This presentation assumes that no One Madison shareholders exercise redemption rights with respect to their public shares.

●	Assuming Maximum Redemptions: This presentation assumes that all of One Madison’s public shareholders (other than the BSOF entities, which have agreed not to exercise their redemption rights) exercise redemption rights with respect to their public shares. This scenario assumes that 26,000,000 public shares are redeemed for an aggregate redemption payment of approximately $264,420,000, based on $305,118,446 in the trust and 30,000,000 public shares outstanding as of December 31, 2018 (the remaining 4,000,000 public shares are held by BSOF entities). Per One Madison’s IPO registration statement, a public stockholder, together with any affiliate of his or hers, or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 20% or more of the Class A shares of common stock sold in the IPO. Furthermore, the Company will only proceed with the business combination if it will have net tangible assets of at least $5,000,001 upon consummation of the business combination. Pursuant to the Class B share consent, the holders of the founder shares waived any anti-dilution adjustments in respect of the subscription shares and any Class A ordinary shares issued in exchange for the private placement warrants.

The following summarizes the pro forma common stock shares outstanding under the two scenarios:

	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%
Class A Shares held by current public shareholders	30,000,000	42%	4,000,000	10%
Class A shares exchanged for founder shares	10,851,064	15%	4,351,064	11%
Class A Shares issued for Forward Purchase Agreements	13,025,000	18%	13,025,000	34%
Class A Shares issued for Subscription Agreements	13,068,616	18%	13,068,616	34%
Class A Shares issued in exchange of Private Placement Warrants	715,125	1%	715,125	2%
Class C Shares issued in exchange of Private Placement Warrants	84,875	0%	84,875	0%
Class C Shares issued for Forward Purchase Agreement and Subscription Agreement and exchanged for founder shares	3,505,320	5%	3,505,320	9%
Closing merger shares	71,250,000		38,750,000

The following unaudited pro forma condensed combined balance sheet as of December 31, 2018 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 are based on the historical financial statements of One Madison and Rack Holdings. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
(in thousands)

	As of December 31, 2018							As of December 31, 2018			As of December 31, 2018
	ONE MADISON (Historical)	RACK HOLDINGS (Historical)	Combined	Purchase Accounting Adjustments		Pro Forma Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands)
ASSETS
Cash and cash equivalents	$2,891	$17,544	$20,435	(972,064)	(A)	$305,118	(D)	$13,515	$(264,420)	(J)	$595
				-		407,000	(E)		253,000	(E)
				-		292,000	(F)		(1,500)	(G)
						(38,974)	(G)
Accounts receivable	-	31,526	31,526	-		-		31,526	-		31,526
Inventories	-	11,822	11,822	-		-		11,822	-		11,822
Other receivable	-	3,416	3,416	-		-		3,416	-		3,416
Prepaid expense and other current assets	224	3,998	4,222	-		-		4,222	-		4,222
Total current assets	3,115	68,306	71,421	(972,064)		965,144		64,501	(12,920)		51,581
Cash held in Escrow Account	1,000		1,000					1,000			1,000
Cash and marketable securities held in Trust Account	305,118	-	305,118	-		(305,118)	(D)	-	-		-
Property, plant and equipment	-	73,049	73,049	19,851	(C)	-		92,900	-		92,900
Other noncurrent assets	-	1,960	1,960	-		2,850	(G)	4,810	(1,500)	(G)	3,310
Goodwill	-	355,726	355,726	462,783	(A)	-		420,024	-		420,024
				(189,109)	(B)
				(209,376)	(C)
Intangible assets, net	-	293,720	293,720	257,280	(C)	-		551,000	-		551,000
Total assets	$309,233	$792,761	$1,101,994	$(630,635)		$662,876		$1,134,235	$(14,420)		$1,119,815

LIABILITIES AND EQUITY
Accounts payable	$2,737	$12,342	$15,079	$-		$(2,586)	(G)	$12,493	$-		$12,493
Accrued expenses	-	10,734	10,734	(2,786)	(A)	-		7,948	-		7,948
Promissory note - working capital	4,000		4,000			(4,000)	(G)	-			-
Current portion of loans and borrowings	-	4,426	4,426	(4,426)	(A)	-		-	-		-
Capital lease obligation, current	-	158	158	-		-		158	-		158
Derivative liability	-	-	-			-		-	-		-
Deferred machine fee revenue	-	300	300			-		300	-		300
Total current liabilities	6,737	27,960	34,697	(7,212)		(6,586)		20,899	-		20,899
Deferred legal fees	800		800			(800)	(G)	-			-
Deferred underwriting fees	10,500	-	10,500	-		(10,500)	(G)	-	-		-
Loans and borrowings	-	494,918	494,918	(494,918)	(A)	407,000	(E)	400,250	253,000	(E)	650,250
						(6,750)	(G)		(3,000)	(G)
Other liabilities	-	3,620	3,620	-		-		3,620	-		3,620
Capital lease obligation	-	184	184	-		-		184	-		184
Long-term income taxes payable	-	-	-	-		-		-	-		-
Deferred tax liabilities	-	69,819	69,819	67,755	(C)	-		137,574	-		137,574
Total liabilities	18,037	596,501	614,538	(434,375)		382,364		562,527	250,000		812,527

Commitments
Ordinary shares subject to possible redemption	286,196	-	286,196	-		(286,196)	(H)	-	-		-

	As of December 31, 2018							As of December 31, 2018			As of December 31, 2018
	ONE MADISON (Historical)	RACK HOLDINGS (Historical)	Combined	Purchase Accounting Adjustments		Pro Forma Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)

Equity
Class A ordinary shares, $0.0001 par value; 200,000,000 authorized	-	-	-	-		3	(H)	7	(3)	(J)	4
						1	(I)
						3	(F)
Class B ordinary shares, $0.0001 par value, 25,000,000 shares authorized	1	-	1	-		(1)	(I)	-	-		-
Class C ordinary shares, $0.0001 par value, 200,000,000 shares authorized						-	(F)	-			-
Additional paid in capital	3,621	291,365	294,986	(291,365)	(B)	286,193	(H)	581,811	(264,417)	(J)	317,394
						291,997	(F)
Retained earnings (Accumulated deficit)	1,378	(69,943)	(68,565)	(7,151)	(A)(B)	(11,488)	(G)	(10,110)			(10,110)
				77,094	(B)
Treasury stock		(1,550)	(1,550)	1,550	(B)	-		-	-		-
Accumulated other comprehensive (loss) income	-	(23,612)	(23,612)	23,612	(B)	-		-	-		-
Total shareholders’ equity	5,000	196,260	201,260	(196,260)		566,708		571,708	(264,420)		307,288
TOTAL LIABILITIES AND EQUITY	$309,233	$792,761	$1,101,994	$(630,635)		$662,876		$1,134,235	$(14,420)		$1,119,815

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2018

(in thousands, except share and per share data)

	For the Year Ended December 31, 2018							For the Year Ended December 31, 2018			For the Year Ended December 31, 2018
	ONE MADISON (Historical)	RACK HOLDINGS (Historical)	Combined	Purchase Accounting Adjustments		Pro Forma Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Net Sales	$-	$267,860	$267,860	$-		$-		$267,860	$-		$267,860
Cost of Sales	-	153,336	153,336	4,852	(AA)	-		158,188	-		158,188
Gross profit	-	114,524	114,524	(4,852)		-		109,672	-		109,672
Depreciation and amortization expense	-	43,204	43,204	1,987	(AA)	-		45,191	-		45,191
Selling, general and administrative	3,732	56,453	60,185	-		(6,728)	(BB)	51,857	-		51,857
						(1,600)	(EE)
Other operating expense (income), net	-	3,886	3,886	-		-		3,886	-		3,886
Total operating costs and expenses	3,732	103,543	107,275	1,987		(8,328)		100,934	-		100,934
Operating (loss) income	(3,732)	10,981	7,249	(6,839)		8,328		8,738	-		8,738
Interest (income) expense	(5,118)	30,945	25,827	-		(4,788)	(CC)	26,157	19,550	(CC)	45,707
						5,118	(DD)		-
Foreign currency loss (gain)	-	(4,235)	(4,235)	-		-		(4,235)	-		(4,235)
Income (loss) before income taxes	1,386	(15,729)	(14,343)	(6,839)		7,998		(13,184)	(19,550)		(32,734)
Provision for income taxes (benefit)	-	(7,074)	(7,074)	(1,704)	(FF)	1,993	(FF)	(6,785)	(4,871)	(FF)	(11,656)
Net (loss) income	1,386	(8,655)	(7,269)	(5,135)		6,005		(6,399)	(14,679)		(21,078)

Two Class Method:
Weighted average number of Class A ordinary shares outstanding, basic and diluted	30,000,000							67,659,805			35,159,805
Net income per ordinary share, Class A-basic and diluted	0.17							(0.09)			(0.54)
Weighted average number of Class B ordinary shares outstanding, basic and diluted	9,000,000
Net income per ordinary share, Class b-basic and diluted	(0.41)
Weighted average number of Class C ordinary shares outstanding, basic and diluted								3,590,195			3,590,195
Net loss per ordinary share, Class C - basic and diluted								(0.09)			(0.54)
Weighted average shares outstanding – basic and diluted		995
Net loss per share – basic and diluted		(8,698)

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, with One Madison as the accounting acquirer, using the fair value concepts defined in the Financial Accounting Standards Board’s ASC Topic 820, Fair Value Measurement, and based on the historical financial statements of One Madison and Rack Holdings.

The unaudited pro forma condensed combined balance sheet as of December 31, 2018 assumes that the business combination, equity financing, proposed warrant exchange, and debt financing occurred on December 31, 2018. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 presents pro forma effect to the business combination, equity financing, proposed warrant exchange, and debt financing as if it had been completed on January 1, 2018. These periods are presented on the basis of One Madison being considered the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of December 31, 2018 has been prepared using, and should be read in conjunction with, the following:

●	One Madison’s audited balance sheet as of December 31, 2018 and the related notes for the year ended December 31, 2018, which is incorporated by reference herein; and

●	Rack Holdings audited consolidated balance sheet as of December 31, 2018 and the related notes for the year ended December 31, 2018, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 has been prepared using, and should be read in conjunction with, the following:

●	One Madison’s audited statement of operations for the year ended December 31, 2018 and the related notes, which are incorporated by reference herein; and

●	Rack Holdings’ Rack Holdings’ audited statement of operations for the year ended December 31, 2018 and the related notes, included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the business combination.

The pro forma adjustments reflecting the consummation of the business combination, equity financing, proposed warrant exchange, and debt financing are based on certain currently available information and certain assumptions and methodologies that One Madison believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. One Madison believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the business combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the business combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of One Madison and Rack Holdings.

2. Accounting Policies

Upon consummation of the business combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of One Madison. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the business combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the business combination, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the post-combination company. One Madison and Rack Holdings have not had any historical relationship prior to the business combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of One Madison’s shares outstanding, assuming the business combination occurred on January 1, 2018.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2018 are as follows:

(A)	Reflects the total consideration of $950,000,000 of cash, adjusted for the working capital adjustment and cash acquired as of closing. Of the total consideration amount, $509,281,000 was utilized to extinguish debt and settle unpaid transaction costs of Rack Holdings as of closing. The residual amount of consideration allocated to Goodwill was calculated as follows:

(in thousands)	Amount

Total Consideration	$972,064

Cash and cash equivalents	17,544
Accounts receivable	31,526
Inventories	11,822
Other receivable	3,416
Prepaid expenses	3,998
Property, plant and equipment	92,900
Other assets	1,960
Intangible assets	551,000
Total identifiable assets acquired	714,166
Accounts payable	12,342
Accrued expenses	7,948
Capital lease obligation, current	158
Deferred machine fee revenue	300
Other liabilities	3,620
Deferred tax liabilities	137,574
Capital lease obligation	184
Net identifiable liabilities acquired	162,126

Goodwill	$420,024

(B)	Represents the elimination of Rack Holdings’ historical equity.

(C)	Represents the adjustments to property, plant, an equipment, and intangible assets to reflect the preliminary fair market value, as well as the related increase in deferred tax liabilities. Adjustments to property, plant, an equipment, and intangible assets were calculated as follows:

	Preliminary	Remaining
(in thousands)	Fair Value	Useful Lives

Trade Names/Trademarks	$80,000	N/A
Patented/Unpatented Technology	168,000	13 Years
Customer/Distributor Relationships	303,000	10 Years
Total Preliminary Fair Value	551,000
Carrying Value as of 12/31/2018	293,720
Adjustment amount	$257,280

Machinery and Equipment	$83,000	3 Years
Buildings and Improvements	6,000	15 Years
Land	3,900	N/A
Total Preliminary Fair Value	92,900
Carrying Value as of 12/31/2018	73,049
Adjustment amount	$19,851

(D)	Reflects the reclassification of $305,118,446 of cash and marketable securities held in the One Madison trust account that becomes available to fund the business combination.

(E)	Reflects cash proceeds received from the First Lien Term Facility.

(F)	Reflects issuance of Class A and Class C shares related to the Forward Purchase Agreements and Subscription Agreements.

(G)	Reflects the payment of transaction costs and the repayment of the working capital promissory note issued by One Madison. Proceeds from the working capital promissory note were intended to be used for the payment of working capital expenses, including transaction related costs.

Classification of transaction costs was as follows:

	No Redemption	Maximum Redemption
(in thousands)	Scenario	Scenario
Deferred underwriting costs	10,500	10,500
Deferred legal fees	800	800
Transaction costs	11,488	11,488
Payment of accrued transaction costs	2,586	2,586
Debt issuance costs
Presented as reduction to debt	6,750	9,750
Presented as asset	2,850	1,350
Repayment of working capital loan	4,000	4,000
Total	38,974	40,474

(H)	Reflects reclassification of $286,196,000 of common stock subject to possible redemption to permanent equity.

(I)	Reflects the conversion of Class B common stock to Class A common stock. In connection with the domestication and subsequently, in connection with the closing, Class B common stock is expected convert into shares of Class A common stock, or at the election of the holder, into shares of Class C common stock.

(J)	Reflects the maximum redemption of 26,000,000 One Madison public shares for approximately $264,420,000 at a redemption price of $10.17 per share. Based on the historical accounting for the public shares and considering Pro Forma Adjustment H, the entire redemption price is allocated to common stock and additional paid-in capital in the accompanying unaudited pro forma condensed combined balance sheet.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 are as follows:

(AA)	Reflects the incremental depreciation and amortization expense recorded as a result of PP&E and intangible assets acquired in the business combination.

(BB)	Reflects elimination of transaction related costs incurred.

(CC)	Reflects the elimination of interest expense on the historical debt that is settled, and additional interest expense as a result of the debt financing, which was calculated based on the following terms:

		First Lien	Second Lien	First Lien
(in thousands, except percentages)	First Lien Term	Contingency Term	Contingency Term	Revolving facility

No Redemption Scenario
Amount utilized	407,000
Stated Rate(1)	6.27%
Term	5 Years
Effective Rate	6.47%

Maximum Redemption Scenario
Amount utilized	450,000	100,000	100,000	10,000
Stated Rate(1)	6.27%	6.27%	10.02%	6.27%
Term	7 Years	7 Years	8 Years	5 Years
Effective Rate	6.44%	6.44%	10.13%

(1)	The first lien term facility, revolving facility, and first lien contingency term facility accrue interest at a rate of LIBOR plus 3.75% (assuming a first lien net leverage ratio of less than 5.00:1.00), subject to leverage-based stepdowns. The second lien contingency term facility will accrue interest at a rate of LIBOR plus 7.50%. The stated interest rate noted above is based on 1 month LIBOR rates as of 12/31/2018 (2.52%). An increase or decrease in the LIBOR rates of 0.125% would result in a change in interest expense of approximately $500,000 for the no redemption scenario, and $800,000 for the maximum redemption scenario.

(DD)	Elimination of interest income on the trust account.

(EE)	Reflects elimination of management fees incurred during the year ended December 31, 2018 that is not expected to be incurred subsequent to the close of the business combination.

(FF)	Reflects income tax effect of pro forma adjustments using a blended statutory tax rate of 24.9%.

4. Earnings per Share

Represents the net earnings per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the business combination, assuming the shares were outstanding since January 1, 2018. As the business combination and related proposed equity transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the business combination have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the year ended December 31, 2018:

	Year Ended December 31, 2018
(in thousands, except per share amounts)	No Redemptions	Maximum Redemptions

Pro forma net income	(6,399)	(21,078)

Basic weighted average shares outstanding
Class A	67,659,805	35,159,805
Class C	3,590,195	3,590,195

Net loss per share Class A - Basic and Diluted(1)	$(0.09)	$(0.54)
Net loss per share Class C - Basic and Diluted(1)	$(0.09)	$(0.54)

(1)	For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding warrants are exchanged Class A common stock. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted earnings per share

Comparison of Corporate Governance and Shareholder Rights

One Madison is an exempted company incorporated under the Cayman Islands Companies Law. The Cayman Islands Companies Law and One Madison’s existing organizational documents govern the rights of its shareholders. The Cayman Islands Companies Law differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the existing organizational documents will differ in certain material respects from the proposed organizational documents of One Madison Delaware. As a result, when you become a stockholder of One Madison Delaware, your rights will differ in some regards as compared to when you were a shareholder of One Madison before the domestication.

Below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of One Madison and One Madison Delaware according to applicable law and/or the organizational documents of One Madison and One Madison Delaware. You also should review the proposed organizational documents of One Madison Delaware attached hereto as Annexes C and D to this proxy statement/prospectus, as well as the DGCL and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to One Madison and One Madison Delaware.

	Cayman Islands	Delaware

Stockholder/Shareholder Approval of Business Combinations

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

Mergers generally require approval of a majority of all outstanding shares.

	All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.	Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

	Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.	Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters	Under the Cayman Islands Companies Law, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

	Cayman Islands	Delaware

Appraisal Rights	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.

Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.

Stockholder/Shareholder Lawsuits	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal A).

Fiduciary Duties of Directors

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Directors must exercise a duty of care and duty of loyalty and good faith to One Madison and its stockholders.

Indemnification of Directors and Officers	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud, dishonesty or willful default or to protect from the consequences of committing a crime.	A corporation is generally permitted to indemnify its directors and officers acting in good faith.

Limited Liability of Directors	Liability of directors may be limited, except with regard to their actual fraud or willful default.	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Business of One Madison

We are a blank check company incorporated on July 13, 2017 as a Cayman Islands exempted company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have not engaged in any operations nor generated any revenue to date. Based on our business activities, One Madison is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash. For additional information, see the information set forth under the caption “Item 1. Business” in One Madison’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Madison

Incorporated by reference herein is the information set forth under the caption “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in One Madison’s Annual Report on Form 10-K for the year ended December 31, 2018.

Business of Ranpak

For purposes of this section, “Ranpak,” “the Company,” “we,” or “our” refer to Rack Holdings and its subsidiaries, unless the context otherwise requires.

Our Business

Ranpak is a leading provider of environmentally sustainable, systems-based, product protection solutions for e-commerce and industrial supply chains. Since its inception in 1972, Ranpak has delivered high quality protective packaging solutions, while maintaining its commitment to environmental sustainability. We differentiate ourselves by our:

●	Distinct Business Model. Our razor/razor-blade business model is designed to generate high-margin net sales that is recurring in nature through the sale of our value-added paper consumables for use exclusively on our installed base of protective packaging systems. Our business is global, with a strong presence in the U.S. and Europe, and end-users in approximately 50 countries across 6 continents. End-users rely on our paper consumables for use exclusively with our installed base of systems.

●	Environmentally Sustainable Product Portfolio. Through our proprietary protective packaging systems and value-added kraft paper consumables, we offer a reliable, fast, and effective suite of protective packaging solutions that is entirely fiber-based, providing 100% biodegradable, 100% renewable, and 100% recyclable products to customers. None of our protective packaging products contain any plastic or other resin-based inputs. Additionally, a majority of our paper packaging materials are manufactured from entirely or partially recycled content and the vast majority are sourced from suppliers that are International Featured Standards (IFS) and/or Forest Stewardship Council (FSC) certified. We believe that consumer preference for environmentally sustainable packaging solutions will be a key driver of growth moving forward, particularly to the extent plastics and other resin-based solutions come under increasing public scrutiny.

●	Attractive Financial Profile. We historically have benefitted from consistently strong growth in net sales and our installed base, predictable net sales that is recurring in nature, attractive profit margins, and substantial free cash flow conversion. Ranpak has modest working capital requirements which also contributes to our ability to generate strong free cash flow and further invest in the business by expanding our fleet of installed systems. Our capital expenditures per protective system and a long protective system useful life result in attractive payback periods and returns on invested capital. Our sales are geographically diverse, with 49% of our 2018 net sales generated from end-users in North America, 42% generated from end-users in Europe, and 9% generated from end-users in Asia and other locations.

●	Diversified End-User Base. Through our extensive distributor network and direct sales, we have over 97,000 installed systems serving approximately 31,000 end-users across diversified and growing end-user markets, as of December 31, 2018. We have a full suite of paper-based protective packaging solutions to meet the needs of a variety of end-users, from small businesses to global corporations. These end-users include leading e-Commerce companies, as well as suppliers and sellers of automotive aftermarket parts, IT/electronics, machinery, home goods, industrial, warehousing/transport services, healthcare, and other products.

●	Well Established, Long-Term Distributor Relationships. We have arrangements with approximately 240 distributors globally, which enable us to reach thousands of small and medium-sized end-users while maintaining an asset-light capital base and a lean salesforce. We have long-term, established relationships with our distributors, as demonstrated by an average relationship of 20 years with our top ten global distributors. The continuity of these relationships evidence the strength of our business model, as well as the value proposition we provide for our distributors and end-users. Furthermore, the depth and longevity of these relationships have created a distributor network that is highly knowledgeable and well versed in conveying the benefits of our systems to new and existing end-users. Moreover, substantially all of our net sales from distributors is generated by those who have agreed with us not to sell or promote non-Ranpak paper-based protective packaging systems to any end-users they serve.

●	Reputation as a Reliable Leader in Comprehensive Fiber-Based Solutions. We believe our protective packaging systems are known for their reliability, speed, and effectiveness. We work hand-in-hand with our distributors or, on a selective basis, directly with some end-users to ensure that end-users obtain a solution that meets their specific needs, whether that be a single unit for a low volume end-user or a highly-customized installed base of hundreds of units across multiple facilities for a high volume end-user. Furthermore, through our distributors we strive to ensure that our end-users are consistently supplied with our paper consumables on-time and that their protective packaging systems are running with minimal downtime. Most importantly, we, either directly or with our distributors, work with end-users to examine their end of line operations to maximize throughput, minimize cost and reduce breakage.

●	Multiple Drivers of Growth. E-commerce is a significant growth driver in our business. Approximately one-third of our net sales is derived from sales to e-commerce end-users, and the overall e-commerce market has demonstrated compound annual growth in the high teens from 2014 to 2017. We believe that continued global growth in e-commerce provides a significant tail-wind for us. Additionally, we believe both our end-users and consumers, generally, are demonstrating an increasing preference for environmentally sustainable solutions. We believe that these increasing preferences in favor of environmental sustainability will also be a significant driver of our continued growth. Finally, consistent innovation and geographic expansion have fueled our growth historically, and we believe will continue to drive, our future growth.

●	Keen Focus on Innovation. We believe we are a leading innovator in material science, equipment systems and manufacturing technologies. Our solutions deliver automation, productivity and sustainability enhancements to our end-users’ operations. Through our robust R&D pipeline, we will continue to improve our value proposition by rolling-out next generation products to improve performance and efficiency as well as expanding product lines adapted to continuously evolving consumer and business preferences.

●	Intellectual Property. We have a long history of continuous systems innovation and product development supported by our comprehensive patent portfolio. We have maintained an extensive patenting program since our inception for our protective packaging systems and accessories, processes and paper packaging materials. We maintain substantial trade secret knowledge regarding the utility of our paper consumables in each model of our protective packaging systems product lines, which, together with the distributor contractual arrangements described above, prevent third-party paper from being used on our protective packaging systems. We hold over 575 U.S. and foreign patents and patent applications directed to various innovations related to our business, as well as more than 105 U.S. and foreign trademark registrations and trademark applications that protect our branding.

●	Focus on Talent and Leadership: We have assembled a strong team of talented, motivated, diverse, international employees to maintain our leadership in the industry, drive our growth and to achieve our strategic objectives. We have implemented a focused talent acquisition and development strategy to ensure our teams continue to have the right skills to execute our strategy on a global basis.

Our Product Lines

Our protective packaging systems are designed to be flexible and responsive to the needs of our end-users, including the businesses we serve directly or through our distributors that utilize our protective systems for the products they provide to their customers. The flexibility and breadth of our full range of systems allows us to provide our end-users with the appropriate level of automation to meet their specific needs.  These protective packaging solutions, which include the accompanying paper consumables, fall into four broad categories:

●	Void-Fill. Our Void-Fill protective systems quickly and efficiently convert paper to fill empty spaces in secondary packages and protect objects, which reduces object movement during shipping and potential damage sustained in transit. Sales of our Void-Fill products accounted for approximately 44% of our net sales in 2018.

●	Cushioning. Our Cushioning protective systems convert paper into cushioning pads by crimping paper to trap air between the layers so that objects are protected from external shocks and vibrations during shipping as well as to prevent movement of objects as they travel through the global supply chain. Sales of our Cushioning products accounted for approximately 45% of our net sales in 2018.

●	Wrapping. Our Wrapping protective systems create pads or paper mesh to securely wrap and protect fragile items from shock and surface damage sustained during the shipping and handling process. In addition to securely wrapping and protecting fragile items, our Wrapping systems are used to line boxes and provide separation when shipping multiple objects. Sales of our Wrapping products accounted for approximately 7% of our net sales in 2018.

●	End of Line Automation. Through our 2017 acquisition of e3neo and other initiatives, our End of Line Automation product line is focused on highly automated, integrated box-sizing systems for high-volume end-users. These systems are designed to help minimize the use of in-the-box packaging for these end-users, while fully automating their end of line operations. Sales of our End of Line Automation products accounted for approximately 4% of our net sales in 2018.

Moreover, unlike many competitive products (e.g., air pillows, foam, bubble wrap, loose fill, etc.), our protective packaging solutions are wholly fiber-based and environmentally sustainable.  Our consumables do not include plastic or other resin-based components. Instead, they are entirely paper-based, 100% biodegradable, 100% renewable, and 100% recyclable.  Additionally, the majority of our paper consumables sold to end-users are created from entirely or partially recycled content and the vast majority are sourced from suppliers that are IFS and/or FSC certified. Finally, our consumables ship flat which is efficient for customers in shipping and require less storage space than many competing products.

Our Distribution Model

We sell our products to an established network of approximately 240 distributors worldwide who, in turn store, market and sell our products to end-users.   Moreover, substantially all of our net sales from distributors is generated by those who have agreed with us not to sell or promote non-Ranpak paper-based protective packaging systems to any end-users they serve. Our sales and marketing teams, as well as our highly-skilled engineers, work closely with distributors and ultimate end-users, on-site or remotely, to optimize the custom configuration and installation of our protective packaging systems at the end-user’s facility. Sales through our distributor network accounted for 85% of our net sales in 2018.

In addition, we sell our products directly to certain select end-users. In some cases, these end-users operate some of the largest, most complex and sophisticated warehouse operations into which our protective packaging systems are integrated. Our engineering and other teams also assist our direct-sale end-users in ensuring the optimal customized installation of our products at their facilities.  Direct sales to end-users accounted for 15% of our net sales in 2018.

Through our distributor network and our direct sales, we serve over 31,000 end-users including  participants in e-commerce, the auto aftermarket, IT/electronics, machinery, home goods, industrial, warehousing/transport services, healthcare, and other markets. Our universe of end-users is diverse with approximately 80% of distributor-serviced accounts generating less than $10,000 in net sales in 2018. None of our individual end-users accounted for more than 11% of our net sales in 2018.

Our Performance

In 2018, we generated net sales of $267.9 million and $14.2 million of income from operations. Our sales are geographically diverse, with 49% of our 2018 net sales generated from end-users in North America, 42% generated from end-users in Europe, and 9% generated from end-users in Asia and other locations.  In addition, approximately 54% of our net sales in 2018 was generated from outside the United States.

We also believe, based on our performance during the last recession, that our business is relatively resilient to economic recessions due in part to the nature of our input costs, including paper, and our ability to adjust our operations. During the global financial crisis, declining paper costs and a reduction in our growth capital expenditures enabled us to protect profit margins and grow free cash flow despite reduced sales volume. Accordingly, from 2007 to 2010 we experienced minimal decline in net sales and reduced, but positive, EBITDA growth.

Our Strategy

Our strategy for adding to our customer base includes investing in our sales force and distributor relationships across all end markets as well as expanding geographically.  Beyond our leading position in paper-based Void-Fill and Cushioning protective packaging systems, we expect to also focus on other emerging applications, such as Wrapping and End of Line Automation, for continued growth. While still relatively small, representing 7% of net sales in 2018, our Wrapping product line expanded in 2014 through the acquisition of Geami, which provides a highly effective and environmentally friendly alternative to plastic bubble wrap, as well as an opportunity to expand our distribution channels into the retail and retail shipping segments. Although our End of Line Automation solution represented only 4% of our net sales in 2018 following our acquisition of e3neo in 2017, we believe it will serve as a platform for expansion to better serve end-users with higher volume requirements and more sophisticated end of line needs. Moreover, we seek to increase our penetration with existing customers and broaden our customer base to include business segments that we have not historically served. We will also continue to identify additional product and service opportunities for our current and future customers.

We are pursuing this strategy of expanding our customer base in several ways. We have a global sales organization that works hand-in-hand with the sales representatives of our approximately 240 distributors to introduce all of our products and services to potential accounts in all end markets. Our full range of products allows our organization to serve any type of business with protective packaging needs.  We will also seek to broaden our customer base through geographic expansion by enhancing our regional capabilities in sales and marketing and expanding sales of our existing product lines in growth regions, such as Asia-Pacific, South America, and Central and Eastern Europe.

We seek to enhance our position as a leading global provider of innovative sustainable packaging solutions that our customers rely on to improve performance, cost competitiveness and automation to enhance productivity within their operations.  In order to achieve these goals, we are focused on the following strategic priorities.

●	Organic Growth. We will continue to focus on offering innovative solutions that enable our end-users to meet their sustainability needs while growing their business, reducing their costs and mitigating the risks associated with ineffective and/or unreliable end of line systems. We will also continue to provide distributors with the tools to win new accounts through training programs such as our Ranpak Academy and collaboration with our sales and engineering teams. We plan on leveraging our position as a trusted provider of sustainable packaging solutions to leading e-commerce end-users and industrial business to business end-users and further align ourselves with these market leaders as they expand to new locations and geographies, as well as continue to serve small, high growth platforms. We also believe there are significant opportunities to increase penetration across end markets. We plan to grow beyond our current core applications (primarily Void-Fill and Cushioning) by expanding our existing Wrapping and End of Line Automation offerings into new end-markets. Finally, we believe our fiber-based wrapping systems offer a cost-competitive, environmentally friendly, and compelling alternative to plastic based wrap and will gain share as the focus on environmental sustainability becomes increasingly ingrained in commerce.

●	Drive innovation. We intend to maintain and extend our technological leadership, expertise and our environmental sustainability value proposition through continuous improvement of our product and service offerings to bolster speed, improve efficacy, and decrease packing footprint, as well as by introducing new products that deliver the environmentally friendly solutions customers require for their business needs.

●	Pursue targeted growth opportunities. We have identified a number of potential growth opportunities, including expanding opportunities in existing products such as wrapping as well as in additional areas of focus, such as cold chain/thermal packaging, eco-friendly single use products, and automation. We intend to further build out our regional capabilities and combine our local market knowledge in new or currently underserved geographies with our broad portfolio and strengths in innovation and customer service to take advantage of the burgeoning growth opportunities across the globe. For example, the Asia-Pacific region has a large, well-developed parcel shipping business, but currently represents only 5 % of our net sales in 2018. We believe that growing environmental awareness world-wide, combined with an increasing regulatory trend to limit the use of foams and plastic films in many jurisdictions, present an opportunity for our paper-based protective packaging solutions in an ever-expanding number of geographies.

●	Partnerships and acquisitions. We believe that we are well-positioned to execute a strategic growth strategy, targeting acquisitions or partnerships in our key areas of focus and adjacent business lines. We will continue to focus on growing the company through appropriate business acquisition opportunities as well as developing partnerships to expand the scope of our technologies, geographic presence and product offerings. Following the business combination, we and our sponsor, One Madison Group LLC, expect to focus on identifying opportunities and executing on an accretive M&A strategy to further solidify our position as a leader in environmentally sustainable paper-based solutions by enhancing growth in our key areas of focus and/or acquiring adjacent businesses to our product offering.

Our Products and Services

Our Business Model

We have a full suite of paper-based protective packaging solutions for end-users.  These solutions are designed to ensure that our end-users’ products reach their shipping destination in a cost-effective manner with minimal breakage.  Our protective packaging solutions fall into four broad categories:  Void-Fill, Cushioning, Wrapping, and End of Line Automation.

We employ a razor/razor-blade business model with respect to the sale of our Void-Fill, Cushioning, and Wrapping solutions.  Under this model, we provide our proprietary protective packaging systems to our distributors, for a nominal annual user fee charged on a per-unit basis.  We also provide our systems directly to certain select end-users.  We derive substantially all of our net sales through the sale of high-margin paper consumables that work exclusively with our protective systems. We sell these paper consumables under the Void-Fill, Wrapping and Cushioning product lines.  We also derive net sales from user fees, charged on a per unit basis, with respect to those product lines and from the sale of our e3neo products under our End of Line Automation product line.

We retain ownership of all of our Void-Fill, Cushioning and Wrapping protective systems at all times (other than, e.g., certain disposable Wrapping systems and FillPak Manual).  This model allows distributors and end-users access to our proprietary systems at little or no capital expense and enables us or our distributors to reclaim un- or under-utilized units for refurbishment and redeployment, which benefits us, our distributors and our end-users through increased efficiency and cost savings.  As of December 31, 2018, we had an installed base of over  97,000 protective packaging systems at our end-users’ facilities.

Each protective system offered under our Void-Fill, Cushioning and Wrapping product lines is distinguished by its level of automation, the speed at which it dispenses paper consumables, the type and form of paper it consumes, and the type of protective paper it produces. We believe we offer the widest variety of paper-based protective packaging systems in the industry. In contrast to some more limited product offerings of our competitors, we have numerous void-fill, cushioning and wrapping systems, and extensive options to create custom variations.

We convert raw paper at four U.S. and two European production facilities to create rolls and bundles of paper that integrate with our protective packaging systems. Our systems predominantly use kraft paper of varying weights, sizes and configurations. Approximately 50% of the paper we purchase is made with 100% recycled fiber, although we also use virgin sheet, bogus paper (a blend of entirely recycled paper materials) and other paper made with blends of recycled and virgin fiber. We believe we offer the widest variety of bundle, roll sizes and formats in the industry.

For the vast majority of end-users, we work with our distributors to place our protective packaging systems at end-user sites.  We sell bundles and rolls to our distributors who, in turn, sell bundles and rolls to end-users for use with our protective packaging systems.  In select cases, we place systems with and sells paper directly to end-users.

For each unit, we set targets for minimum annual paper consumption in order to justify the capital deployed to that account regardless of the quantity of a specific end-user’s installed units.  Accordingly, our sales team, in conjunction with our distributors, help our end-users select which unit or units meet their specific needs, based on their own volume requirements and business objectives.

In addition, we have a customized End of Line Automation suite of products, which we market under the e3neo brand, that provides higher volume customers with a highly-automated box sizing system and optimization consulting services.  Unlike end-users of our Void-Fill, Cushioning and Wrapping product lines, we do not currently sell recurring consumables to our e3neo customers.  Instead, e3neo customers purchase directly from us the automated box-sizing machines and equipment they need to optimize their end of line capabilities.  Accordingly, with respect to our e3neo product line, we do not retain ownership of the machines, nor do we customarily have maintenance or support obligations beyond an initial period. However, the automation market is rapidly evolving and we have expanded e3neo services to offer extended service beyond the initial warranty period, as well as the sale of spare parts. We see this as a potential growth position as the e3neo installed base expands.

Void-Fill.

We sell our Void-Fill products under the brand name “FillPak.”  We offer a variety of FillPak units, each of which is designed to convert paper to fill empty spaces in secondary packages and limit object movement during the shipping process. We introduced our FillPak family of products in 2003 to provide an environmentally friendly solution to the growing void-fill market that arose with the explosion of e-commerce.  We believe our FillPak systems are known in the marketplace for their efficacy, speed, efficiency and reliability.

We have an installed base of approximately 57,200 FillPak units as of December 31, 2018. In 2018, our FillPak products generated $118.2 million in net sales, which accounted for approximately 44% of our total net sales.

The primary competitors to our Void-Fill product line are plastic air pillows and foam peanuts or loose fill.  We believe our Void-Fill product line is superior to each of these competitors for a number of reasons.  First, we believe it is more environmentally friendly, as it is entirely paper-based, 100% recyclable and biodegradable.  Second, unlike air pillows, our packaging product can more easily fit into void spaces within smaller shipping boxes due to the inherent flexibility of paper.  Third, when air pillows are punctured, they lose 100% of their protective packaging properties, whereas paper packaging retains protective properties even when subject to substantial pressure.

Cushioning

We sell our Cushioning products under the brand name “PadPak.”  We offer a variety of PadPak units, each of which provide protection for fragile objects from shocks and vibrations experienced during the shipping process. These proprietary systems convert paper into cushioning pads by crimping the paper to trap air between the layers and/or winding paper into dense discs for use in cushioning particularly heavy objects for shipping.  Our PadPak family of products was the original product offering from when our company was founded in 1972.  We believe our PadPak systems are known in the marketplace for their high level of breakage protection, low in-the-box cost, high-speed throughput and operational reliability.

We have an installed base of  approximately 31,400 PadPak units as of December 31, 2018. In 2018, our PadPak products generated $119.9 million in net sales, which accounted for approximately 45% of our total net sales.

The primary competitors to our Cushioning product line are foam-in-place, plastic bubble on demand and other competing paper systems.  We believe our PadPak products are superior to these products for a number of reasons.  First, our PadPak product line is more environmentally friendly than foam and plastic bubble wrap, as it is entirely paper-based, 100% recyclable and biodegradable, whereas foam products are chemical- and petroleum-based.  As a result, foams are not biodegradable and, in production, foam-in-place can release harmful byproducts.  Also, foam-in-place, EPE/EPS foams and plastic bubble wrap are of limited recyclability.  Second, we believe our PadPak cushioning solutions absorb shocks and maintain their shape better than bubble wrap, which is not well-suited for sharp or heavy products and can transmit shock to lighter weight products. Third, within an end-user’s facility, we believe our PadPak systems require less physical space and less maintenance and are easier to handle than the toxic elements required by foam-in-place applications.  Moreover, our PadPak systems can be deployed in greater number of configurations, at a higher level of automation, and require less facility space for material storage than bubble wrap applications.

Wrapping

We sell our Wrapping products under the brand names “WrapPak” and “Geami.”  We manufacture a variety of WrapPak and Geami units. Our WrapPak protective packaging systems crimp kraft paper into flat pads that, we believe, are highly effective in wrapping, interleaving, box-lining and cold chain applications.

Our Geami product line is a high-end wrapping system that combines tissue paper and kraft paper which is dispensed simultaneously by Geami converting machines.  The kraft paper is die-cut at our production facilities using a proprietary process, so that when it is dispensed on-site by an end-user the paper expands into a ridged honeycomb.  The tissue paper provides surface protection for the wrapped item, and separates layers of the honeycomb to maximize its cushioning properties.  The resulting Geami construction is ideal for securely wrapping household goods and other fragile items.

We launched our WrapPak family of products in 2008 and acquired our Geami product line in 2014.

We have an installed base of approximately 8,800 WrapPak units, including 8,448 Geami units, as of December 31, 2018. In 2018, Wrapping products generated $19.4 million in net sales, which accounted for approximately 7% of our total net sales. Geami net sales includes sale of tissue rolls in addition to kraft paper.

We offer both motorized Geami dispensing systems and manual systems, where the operator simply pulls the paired sheets against tension to expand the die-cut kraft paper. We also offer the Geami combination of die-cut and tissue in a disposable cardboard dispenser. We do not set minimum annual paper consumption targets for the disposable units, as the full production cost and margin associated with the dispenser is covered with each sale.

The primary competitor to our WrapPak and Geami product lines is plastic bubble wrap.  We believe WrapPak and Geami are superior to plastic bubble wrap for a number of reasons.  First, we believe both WrapPak and Geami are more environmentally friendly, as both are entirely paper-based, 100% recyclable and biodegradable.  Second, we believe our WrapPak and Geami solutions absorb shocks and maintain their shape better than bubble wrap, which is not well-suited for sharp or heavy products and can transmit shock to lighter weight products. Third, our WrapPak and Geami systems can be deployed in greater number of configurations, at a higher level of automation, and require less facility space for material storage than bubble wrap applications.  Finally, we believe that Geami provides a much more elegant unboxing experience for our end-users’ customers, particularly when compared to that of plastic bubble wrap.

End of Line Automation

We sell a highly-customized End of Line Automation solution under the brand name “e3neo.”  Our e3neo product line is focused on designing, manufacturing, and selling highly automated, turn-key integrated box-sizing systems to high-volume end-users. We are in the process of expanding e3neo’s offering to grow the ongoing spare parts and service business. The systems are designed to help minimize the use of in-the-box packaging for these end-users while fully automating their end of line operations. We acquired our e3neo product line through our acquisition of Neopack Solutions S.A.S. in March 2017.

Our highly-automated e3neo systems integrate devices that determine the optimal box height for the items to be shipped with a mechanism that automatically sizes the height of the box to fit the item.  These systems are designed to give end-users the flexibility to make various box heights along a single production line. Moreover, our e3neo systems consist of linked modular units that can easily be expanded with additional modules to meet an end-user’s changing needs.

In 2018, our End of Line Automation products generated $10.4 million in net sales, which accounted for approximately 4% of our total net sales.

Unlike our Void-Fill, Cushioning and Wrapping systems, we currently design and sell our e3neo systems outright to our customers, and derive net sales from our e3neo products by designing, manufacturing, installing and servicing e3neo systems at our end-users’ facilities.  Accordingly, our current business model for our e3neo product line involves the direct sale of highly-customized systems, designed on the basis of our consultancy and product engineering expertise.

We believe the growing operational and through-put requirements of medium- and large-scale e-commerce retailers will increase the demand for highly-automated end of line systems like e3neo. Accordingly, we expect our End of Line Automation business model and product offerings, as well as those of our competitors, to evolve rapidly within the next several years as the market continues to develop and we address the growing needs of our end-users.

We believe our e3neo product line is superior to its competition for a number of reasons.  First, in our view, our e3neo systems can operate at a higher speed than comparable products, resulting in a higher through-put for end-users.  Second, our e3neo systems typically require less floor space for installation and operation in an end-user’s facility.  Third, we believe our e3neo systems provide end-users with greater flexibility than our competitors’ products, in terms of the high level of customization and the ease of expansion through the addition of new modules.

Industry

Our relevant addressable market of the broader global protective packaging industry was an estimated $7 billion in 2018 and growing. The global protective packaging industry is fragmented and competitive with market leaders accounting for a relatively small share of the market. This fragmentation is due primarily to the variety of product types and the myriad of applications in which they are used around the world.

Protective packaging is used to store and protect goods during shipping and handling from shock, vibration, abrasion and other damages. It is mainly used to fill the empty space between the product/merchandise and exterior carton or container (often referred to as dunnage), or to protect goods during shipment. As a general matter, the value of the goods being shipped, as well as the potential cost of breakage, far outweigh the cost of in-the-box protective packaging, which drives the demand for effective protective packaging solutions like ours. Protective packaging comes in various forms such as foam, air pillows, bubble wrap, cushion products, loose fill (e.g., Styrofoam packing peanuts), paperboard protectors and protective mailers, as well as non-engineered solutions such as newsprint, tissue paper, shredded corrugated cardboard and other materials.

The protective packaging industry is characterized by a diversity of applications and end markets, within both the industrial and consumer segments.  Historically, growth in the protective packaging industry has been positively impacted by trends such as expedited delivery of individualized packages, globalization of the supply chain, and increased focus on efficiency and reduced shipping costs. We believe more recent and future growth drivers include further expansion of e-commerce activity, increased customization of protective packaging systems in markets such as electronics, and increased demand for environmentally-friendly protective packaging. Moreover, in our view, those markets most closely linked to e-commerce and/or sustainable packaging are those best positioned for growth in the future.

Our Market

Our end-use market consists of any business that sells and ships products requiring random packaging.  Accordingly, these end-users are highly dependent on their ability to obtain a cost-effective and efficient in-the-box packaging solution.  Our end-users operate in a variety of businesses, including e-commerce, the automotive after-market, IT/electronics, machinery/manufacturing, home goods, pharmaceuticals, and others.

We primarily sell our products to our distributors which, in turn, market and sell our products to our end-users.  We also sell products directly to select end-users.  In 2018, 85% of our net sales was derived from sales to our distributors and 15% of our net sales was derived from sales directly to end-users.

Distributors

We primarily sell our products to our network of approximately 240 distributors worldwide.  These distributors vary in size and, generally, offer a broad suite of packaging and other warehousing products and services to the end-users they serve, including other protective packaging systems, such as plastic bubble wrap and air pillows. Substantially all of our net sales from distributors is generated by those who have agreed with us not to sell or promote non-Ranpak paper-based protective packaging systems to any end-users they serve.  Accordingly, end-users that use our distributors for their general packaging and warehousing product needs are only able to purchase Ranpak paper-based protective packaging systems from those distributors.  We believe that our distributors agree to these restrictions due to the exceptional value proposition our products provide to the end-users they serve.

Additionally, our distributors benefit from the collaborative approach we foster with our internal sales, engineering and marketing organization.  We work with our distributors to win additional end-users of our paper-based products that the distributor, in turn, can service on an on-going basis with a broad suite of packaging equipment and supplies.  Our distributors also typically address the needs of our end-users directly with respect to any ongoing protective system service needs. In order to facilitate the collaborative process, we provide training programs (including through our Ranpak Academy program) for distributors that are designed to cultivate their knowledge of, and loyalty to, our brands, as well as provide the tools they need to successfully market and place our systems.

As a result of these and other efforts, we have built and maintained a well-established distributor network that is comprised primarily of long-term business relationships, as demonstrated by an average relationship of 20 years with our top ten global distributors.  The continuity of these relationships evidence the strength of our business model, as well as the value proposition for our distributors and end-users.  Furthermore, the depth and longevity of these relationships result in a distributor network that is highly knowledgeable and well versed in conveying the benefits of our systems to end-users.

We believe that our distributor-based distribution model is particularly well suited to the highly fragmented nature of the protective packaging solution end-user market we seek to serve by enabling us to reach a broad range of end users across size, industry and geography while maintaining a lean internal salesforce and capital base.

We charge our distributors for the paper consumables they purchase from us to provide to end-users, as well as a user fee for each protective packaging system they obtain from us for installation with an end-user. Our distributors take possession of our systems and paper consumables at our facilities and are responsible for any transit costs incurred to ship our products to their own inventory warehouses or an end-user’s location.

End-Users. We have over 31,000 end-users located across North America, Europe, Asia, Oceania, South America, and Africa.  These end-users operate in wide variety of businesses and rely on our systems for a cost-effective and efficient paper-based protective packaging solution that meets their operational and shipping needs.  Our universe of end-users is diverse and historically stable, with 80% of distributor-serviced accounts generating less than $10,000 in annual net sales in 2018.  None of our end-users individually accounted for more than 11% of our net sales in 2018.  Our end-users vary in size from extremely small specialty manufacturers or retailers to some of the largest global e-commerce companies.  While most of our end-users purchase our products from our distributors, we also sell our products directly to select end-users.  Direct sales to end-users accounted for 15% of our net sales in 2018.

E-commerce.  We believe changing consumer preferences and buying habits will drive continued e-commerce growth, both among pure-play e-commerce companies, as well as among historical brick-and-mortar companies seeking to expand their e-commerce presence.  The availability of a broader product selection online, faster delivery times, and increased in-store pickup options all drive significant growth in online sales.  This expansion of e-commerce is a worldwide trend that we believe will continue to accelerate as online penetration grows in developed and emerging markets. Although some of our e-commerce end-users are focused on the responsible reduction of their need for void-fill material more broadly, they generally require protective packaging solutions that can be integrated into their existing supply and distribution infrastructures on a low-cost and efficient basis.  Most commonly our e-commerce end-users purchase our Void-Fill solutions, but many also use our Wrapping and/or Cushioning systems as well. Sales to our e-commerce end-users accounted for approximately 35% of our net sales in 2018.

Automotive Aftermarket.  The automotive aftermarket is driven by the need for replacement parts as automobiles age, as well as by the desire of consumers to customize vehicles to enhance performance and improve aesthetics. Increasing average age of vehicles and digitalization of component delivery sales and services, along with the advent of online portals distributing aftermarket components is expected to contribute to the continued growth of the automotive aftermarket industry.  Our automotive after-market end-users require protective packaging solutions that have strong protective qualities, as the products they ship are often heavy, require greater care in handling, and have a higher individual per-unit value.  Accordingly, these end-users most commonly purchase our Cushioning solutions.  Our packaging solutions are typically designed to integrate into these end-users’ existing industrial processes for the production and distribution of automotive parts.  Sales to our automotive after-market end-users accounted for approximately 10% of our net sales in 2018.

IT / Electronics.  Widespread product innovation combined with an expanding working population, a corresponding growth in household and disposable incomes are key factors contributing to the growth of the global consumer electronics market. Thriving demand for smartphones across the globe and the miniaturization of electronic devices are additional factors boosting growth in the global consumer electronics market. We believe this demand for electronics will continue to grow as innovation, such as the Internet-of-Things and voice-connected devices, drives increased demand for the latest electronics hardware.  Our IT/electronics end-users customarily sell products such as computer hardware and electronics that are often already securely packaged in primary packages by the manufacturer and, as a result, require less robust protective packaging systems from us.  Sales to our IT/electronics end-users accounted for approximately 8% of our net sales in 2018.

Machinery.  We believe demand for machinery used in manufacturing sectors ranging from automobile production, agriculture, packaging, materials handling and tools will increase as growing populations and expanding middle classes in developing countries generate more disposable income. Higher demand for advanced machines spurs increased spending on tools and robotics while higher demand for housing, infrastructure and commercial buildings benefits the tools and construction equipment sectors. Increasing social awareness of green technologies results in higher demand for industrial machines used in the manufacturing of solar panels, wind turbines, and batteries.  Our machinery end-users typically ship machinery and parts that can be fragile and, therefore, require our Cushioning solutions to insure against damage in transit.   Sales to our machinery end-users accounted for approximately 7% of our net sales in 2018.

Home Goods.  We believe rising trends in homeownership and demographic tailwinds caused by millennials entering the household formation phase will support long-term demand for home goods in the United States, and drive demand for household items from both online and brick & mortar retailers.  We also believe that millennials are more likely than older age groups to shop online and use retail channels that will have greater protective packaging needs going forward as more big-ticket items for the home are purchased and shipped.  Our home goods end-users represent the most varied of our end-market categories.  These end-users purchase both our void-fill and wrapping solutions to provide a measure of protection for a broad variety of items of all shapes and sizes, from tableware, for example, to large furniture. Sales to our home goods end-users accounted for approximately 6% of our net sales in 2018.

Other.  Our end-users also operate in many other industries, including Industrial (5% of net sales for 2018), Warehousing / Transportation Services (5%), Healthcare (5%), Consumer Products (3%), Technical Instruments (2%), Business Services (2%), Chemical / Plastic / Paint / Metal (2%), Printing & Publishing (2%) and Others (8%).

Our Sales, Marketing and Distribution

Our sales and marketing efforts are focused on developing and expanding distributor relationships, cultivating large accounts, educating end-users on the advantages of our product offerings and capturing customer requirements to drive our product innovation efforts. Our flexible go-to-market strategy consists of sales and marketing efforts aimed at distributors and end-users to drive demand through distribution. This sales, marketing and distribution organization allows us to reach end-users across industries and around the globe.

Our internal sales and marketing teams partner with distributors to proactively target new accounts and pull sales through the distribution network. We intend to continue investing in our distributor partners and sales force to optimize their market focus, enter new vertical segments, and provide our distributor partners with training, marketing programs and technical support, including through our Ranpak Academy, a training and product education program we offer frequently to new and existing distributors. Our training programs are designed to cultivate distributor knowledge and loyalty to our brands and to provide distributors with the tools necessary to successfully place our systems with the end-users they serve.

Our internal sales teams are organized geographically with sales operations aligned under North American, European and Asia-Pacific geographies. Each geography is managed through a structure of regional general sales managers and national account managers, as well as individual salespersons who cover specific states, countries or industries within a region.  Our marketing operations are organized globally, with attention to the needs of specific regions where appropriate, as are our customer service operations.

As of December 31, 2018, we employed approximately 68 sales, marketing and customer service personnel in the United States;  90 sales, marketing and customer service personnel in Europe; and 26 sales, marketing and customer service personnel in Asia.

Our Manufacturing and Assembly Processes

We manufacture and assemble proprietary protective systems that convert kraft paper into a broad range of packaging and cushioning products to address our customers’ needs. Our objective is to leverage our scale to achieve purchasing efficiencies and reduce our total delivered cost across our regions. We do this while adhering to strategic performance metrics and stringent purchasing practices. All four of our U.S. sites and both of our European sites renewed their certification under ISO 9001:2015 standards in 2018.

We purchase the components for our protective packaging systems, as well as certain assembled systems, from a variety of well-established international design and manufacturing partners. We then assemble certain proprietary protective systems at our in-house facilities, employing highly-skilled machine assembly teams. We also outsource the manufacture and assembly of a number of our proprietary protective systems to third party manufacturing partners to be built in accordance with our design specifications, with a majority originating from China. We hold our suppliers to strict quality standards, and periodically conduct in-person audits of their facilities. With respect to our e3neo product line, the products are designed and manufactured at our in-house facilities or external contractors before installation at a customer’s facility.

We believe our design and manufacturing partners provide an important complement to our in-house design and manufacturing expertise.  These partnerships give us great flexibility in choosing the optimal design and manufacturing solution for any product, whether that be entirely out-sourced, entirely in-sourced, or a blend of out-sourcing and in-sourcing.  Accordingly, this network allows us to make design and manufacturing decisions on the basis of numerous factors, including cost, efficiency, level of intellectual property protection and reliability.

Our Paper Suppliers

We purchase both 100% virgin and 100% recycled kraft paper, as well as blends and bogus paper (a blend of entirely recycled paper materials), from various suppliers for conversion into the paper consumables we sell. Before we determine to purchase paper from any supplier, the supplier must undergo a qualification process to ensure that its product meets our exacting requirements.  This qualification process involves an evaluation of the physical specifications of the potential supply source, as well as extensive testing for the paper’s convertibility—on the fan-folding, rewinding and die-cutting raw paper converters in our facilities—and in the protective packaging systems we place with our end-users. The vast majority of our paper is sourced from suppliers that are IFS and/or FSC certified. Once a supplier is qualified, we purchase large rolls of kraft paper from that supplier for integration into our existing supply and production chain. The paper rolls are converted at our facilities before sale to our distributors and direct end-users for use with our Void-Fill, Cushioning and Wrapping protective systems.

In 2018, we purchased paper from approximately 25 paper suppliers and our largest single source of paper supplies sold us approximately 40% of the paper supplies purchased.  While the cost of paper supplies is our largest input cost, we negotiate supply and pricing arrangements with most of our paper suppliers annually, many of which we have long-standing relationships with, which helps us mitigate shorter term fluctuations in paper cost.

Our Competition

The markets in which we operate are highly competitive and fragmented due to the large number of participants and the variety of product types and applications in which they are used around the world. Industry participants include specialized firms that focus on protective packaging, packaging companies that offer protective products among other product lines, and packaging material producers that supply packaging materials to end-users.  Other competitors focus on narrow market segments (such as thermal), provide a limited range of products, or operate in a discrete geography.  Finally, some competitors offer commoditized products, such as protective mailers or non-systems-based solutions, that can be used for less sophisticated protective packaging needs.

Companies in the protective packaging industry employ a variety of strategies to gain market share and compete.  We are one of the few suppliers offering a full suite of fiber-based protective packaging solutions to a diversified set of end markets on a global basis. Our “in-the-box” protective packaging solutions serve to minimize movement of products in a box and provide cushioning or bracing, which minimize damage. Most frequent competing products are air pillows, bubble wrap, foam-in-place, loose-fill and other fiber-based solutions. We believe fiber-based solutions are the most versatile option used for a wide variety of products in various end markets (electronics, automotive, e-commerce) and is the preferred environmentally friendly solution.  Competition for most of our packaging products is based primarily on packaging product quality (reliability and durability), breakage protection, service, price, speed / throughput, environmental sustainability, and company reputation. Since competition is also based upon innovations in packaging technology, we maintain ongoing research and development programs to enable us to maintain technological leadership. We protect our investments in improving technology through maintaining a comprehensive patenting program and aggressively pursue infringers of our patented technology, features, and processes.

We compete with companies producing competing products that are well-established, have significant scale, and have a broad product offering. There are other manufacturers of protective packaging products, some of which are companies offering similar products that operate across regions and others that operate in a single region or single country. Our primary competitors include Sealed Air Product Care Division, Pregis (FP International/Easypack), Intertape Polymer Group (IPG), Storopack and Sprick in Europe. Most competing manufacturers offer multi-substrate solutions including foam, loose-fill, plastic air pillows, and plastic bubble wrap in addition to a fiber-based offering. We believe we are the only major “in-the-box” protective packaging specialist that has a focus on a single environmentally friendly substrate (i.e., fiber) which enables us to have a best in class product offering as well as the credibility with customers that we are truly devoted to seeking environmentally sustainable solutions. We believe that we are one of the leading suppliers of fiber-based packaging materials and related systems in the principal geographic areas in which we offer those products. Additionally, due to internal technology development investments and the acquisition of e3neo in 2017, we believe we are a leader in automated void reduction systems technology. Our End of Line Automation segment designs, manufactures, and sells automated box sizing equipment and provides turn-key end of line solutions to our customers.

Our Employees

As of December 31, 2018, we had approximately  565  employees worldwide, approximately  245 of whom were located in the United States.  Approximately  190  of our employees located in Europe are covered by collective bargaining agreements.

Our Principal Properties

Our global headquarters are in Concord Township, Ohio. Our wholly owned subsidiary, Ranpak B.V., maintains our European headquarters in Heerlen, The Netherlands.

We have facilities for the assembly of our systems in Concord Township, Ohio; Heerlen, The Netherlands; and Nyrany, Czech Republic. We convert our paper consumables in Concord Township, Ohio; Kansas City, Missouri; Raleigh, North Carolina; Reno, Nevada; Heerlen, The Netherlands; and Nyrany, Czech Republic. We also maintain sales offices in Shanghai, China; Dijon, France; Paris, France; Tokyo, Japan; and Singapore.

The geographic dispersion of these manufacturing facilities gives us the flexibility to make our products available to our distributors and direct end-use customers at a location that is closer to their own facilities.

Our Intellectual Property

Our intellectual property provides a strong competitive advantage. We own or license over 575 U.S. and foreign patents and patent applications directed to various innovations related to packaging machines, stock material, packaging processes, and packaging products, as well as more than 105 U.S. and foreign trademark registrations and trademark applications that protect our branding of our packaging products, services, and equipment. We continue to innovate and advance that competitive advantage. We have filed an average of approximately 25 U.S. and foreign patent applications per year over the past 10 years. We are also vigilant in protecting our intellectual property, by monitoring competitor activity, providing notice to potential infringers, and bringing litigation whenever and wherever necessary and appropriate.

Environmental Matters

We are subject to a number of federal, state, local and foreign environmental, health and safety laws and regulations that govern, among other things, the manufacture and assembly of our products, the discharge or pollutants into the air, soil and water and the use, handling, transportation, storage and disposals of hazardous materials.  We are required to hold various permits to conduct our operations.  Compliance with, or liability under, these laws, regulations and permits can require us to incur significant costs.

Legal Proceedings

From time to time, we have and may again become party to intellectual property litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. Historically, one category of legal proceeding to which we have been a party has involved claims of patent or other intellectual property infringement. While we are judicious in initiating litigation to those circumstances justified by legal and business considerations, we have initiated affirmative action to protect our intellectual property. This litigation may include defending counterclaims brought by the counterparty against whom we have initiated a claim of infringement as part of their infringement-defense strategy.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations of Ranpak

For purposes of this section, “Ranpak,” “the Company,” “we,” or “our” refer to Rack Holdings and its subsidiaries, unless the context otherwise requires.

The following discussion should be read in conjunction with the sections titled “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Information of Rack Holdings,” “Business of Ranpak” and the financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. Unless otherwise stated, the discussion below primarily reflects Rack Holdings’ financial position as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017, and 2016, which are based on Rack Holdings’ audited consolidated financial statements as of the dates and for the years then ended (the “audited consolidated financial statements”).

The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of Ranpak’s control. Ranpak’s actual results could differ materially from those discussed in these forward- looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus.

Overview

Rack Holdings is a Delaware holding company with no operations, which owns 100% of Ranpak and its wholly owned subsidiaries. Ranpak is a leading provider of environmentally sustainable, systems-based, product protection solutions for e-commerce and industrial supply chains. Since its inception in 1972, Ranpak has delivered high quality protective packaging solutions, while maintaining its commitment to environmental sustainability. Ranpak assembles its protective packaging systems and provides the systems and paper consumables to customers, which include direct end-users and its network of exclusive distributors, who in turn place the systems with and sell paper to commercial and industrial users for the conversion of paper into packaging materials. Ranpak operates manufacturing facilities in Concord Township, Ohio; Kansas City, Missouri, Raleigh, North Carolina, and Reno, Nevada in the United States and in Heerlen, the Netherlands and Nyrany, Czech Republic in Europe. Ranpak also maintains sales offices in Shanghai, China; Dijon, France; Paris, France; Tokyo, Japan; and Singapore.

As of December 31, 2018, Ranpak had an installed base of over 97,000 protective packaging systems serving a diverse base of over 31,000 end-users and over 240 distributors across approximately 50 countries. Ranpak generated net sales of $267.9 million, $244.1 million and $224.7 million in the years ended December 31, 2018, 2017 and 2016, respectively.

Factors Affecting the Comparability of Ranpak’s Results of Operations

The following factors have affected the comparability of Ranpak’s results of operations between the periods presented in this proxy statement/prospectus and may affect the comparability of its results of operations in future periods.

The One Madison Business Combination. On December 12, 2018, Rack Holdings and its parent entity, Seller, entered into the stock purchase agreement with One Madison pursuant to which, subject to the terms and conditions contained therein, One Madison will acquire all of the issued and outstanding equity interests of Rack Holdings from Seller for a total of $950 million in cash, subject to adjustment, as described in this proxy statement/prospectus.

One Madison and Ranpak expect that One Madison will be deemed to be the accounting acquirer in the business combination, as a result of which One Madison will be required to allocate its purchase price to Ranpak’s assets and liabilities at fair value, which will create a new basis of accounting. In addition, One Madison may initially estimate its purchase price allocation and would be required to update it during the 12-month measurement period following the consummation of the business combination based on relevant information regarding the acquisition date fair values of Ranpak’s assets and liabilities. Consequently, Ranpak’s basis of accounting, including its assets and liabilities and results of operations for periods after the consummation of the business combination will not be comparable to those reflected in its audited consolidated financial statements included in this proxy statement/prospectus and may not be directly comparable between future periods as long as the aforementioned 12-month measurement period remains open. See “Unaudited Condensed Combined Pro Forma Financial Information.” Ranpak anticipates that the following items may be materially impacted as a result of purchase accounting:

●	Property, plant and equipment (PPE), net, valued at $73.0 million at December 31, 2018, would increase on a pro forma basis to approximately $103 million;

●	Intangible assets, net, valued at $293.7 million as of December 31, 2018, would increase on a pro forma basis to approximately $537 million (of which approximately $475 million would have finite useful lives); and

●	Depreciation and amortization, including the depreciation components of cost of sales, are expected to change, possibly significantly, reflecting the aforementioned valuations of PPE and intangible assets with finite useful lives.

One Madison intends to finance the business combination, in part, with debt that, upon consummation of the business combination, will become Ranpak’s direct obligation in an amount of approximately $407 million, assuming no redemptions by One Madison’s stockholders in connection with the approval of the business combination. One Madison’s debt commitment letter with the lenders provides for up to $650 million in term loans facilities plus a $45.0 million revolving facility. See “—Liquidity and Capital Resources—Debt Profile” and “Indebtedness.” At the same time, Ranpak’s existing debt, which amounted to $499.3 million ($494.9 million long-term and $4.4 million short-term portion of long-term) as of December 31, 2018, will be repaid at the closing of the business combination. The new debt is expected to bear interest at modestly higher rates than the existing debt, which may increase Ranpak’s interest expense, which amounted to $30.9 million in 2018.

As a consequence of the business combination, Ranpak will become the successor to an SEC-registered and NYSE-listed company, which will require Ranpak to hire additional staff and implement procedures and processes to address regulatory and customary requirements applicable to public companies. Ranpak expects to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. Ranpak estimates that these incremental costs will amount to $2.0 million or more per year, resulting in higher operating expenses in future periods. This is expected to be partially offset by the elimination of certain non-recurring expenses prior to the business combination, which amounted to $1.6 million in 2018.

Effect of Currency Fluctuations. As a result of the geographic diversity of Ranpak’s operations, it is exposed to currency transaction and currency translation impacts. Currency transaction exposure results when Ranpak generates net sales in one currency at one time and incurs expenses in another currency at another time, or when it realizes gain or loss on intercompany transfers. While Ranpak seeks to limit its currency transaction exposure by matching the currencies in which it incurs sales and expenses, it may not always be able to do so.

In addition, Ranpak is subject to currency translation exposure because the operations of its subsidiaries are measured in their functional currencies, that is the currency of the primary economic environment in which the subsidiary operates. Any currency balances that are denominated in currencies other than the functional currency of the subsidiary are remeasured into the functional currency, with the resulting gain or loss recorded in the foreign currency (gains) losses line-item in Ranpak’s income statement, which for the years ended December 31, 2018, 2017 and 2016 amounted to $(4.2) million, $14.2 million and $(3.1) million, respectively. In turn, subsidiary income statement balances that are denominated in currencies other than the U.S. dollar are translated into U.S. dollars, Ranpak’s functional currency, in consolidation using the average exchange rate in effect during each fiscal month during the period, with any related gain or loss recorded as foreign currency translation adjustments in other comprehensive income (loss). The assets and liabilities of subsidiaries that use functional currencies other than the U.S. dollar are translated into U.S. dollars in consolidation using period end exchange rates, with the effects of foreign currency translation adjustments included in accumulated other comprehensive income (loss).

Ranpak does not currently hedge its foreign currency transaction or translation exposure. As a result, significant currency fluctuations could impact the comparability of its results between periods, while such fluctuations coupled with material mismatches in net sales and expenses could also adversely impact its cash flows. See “Qualitative and Quantitative Disclosures About Market Risk.”

Acquisitions. Ranpak has acquired other businesses in the past and expects to be acquisitive in the future. For example, On March 1, 2017, Ranpak acquired e3neo for total consideration of $3.3 million, including contingent consideration of $1.1 million which was paid in full in 2018, plus an earn-out opportunity, which remains pending, whereby the seller may be entitled to receive an earn-out payment in an amount up to the greater of (i) $2.6 million and (ii) 48% of the trailing twelve (12) month EBITDA of e3neo calculated as of December 31, 2020, which remains pending. See Note 4 to Ranpak’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. While recent acquisitions, such as e3neo, have been relatively small, any significant future business acquisitions may impact the comparability of Ranpak’s results in future periods with those for prior periods.

Seasonality. Ranpak estimates that approximately one-third of its net sales, either directly or to distributors, are destined for end-users in the e-commerce sectors, whose businesses frequently follow traditional retail seasonal trends, including a concentration of sales in the holiday quarter. Ranpak’s results tend to follow similar patterns, with the highest net sales typically recorded in its fourth fiscal quarter and the slowest sales in its first fiscal quarter of each fiscal year. Ranpak expects this seasonality to continue in the future, as a result of which its results of operations between fiscal quarters in a given year may not be directly comparable.

Ranpak’s Key Performance Indicators and Other Factors Affecting its Performance

Ranpak uses the following key performance indicators and assesses the following other factors to analyze its business performance, determine financial forecasts, and help develop long-term strategic plans:

Protective Packaging Systems Base. Ranpak closely tracks the number of protective packaging systems installed with end-users as it is a leading indicator of underlying business trends and near-term and ongoing net sales expectations. Ranpak’s installed base of protective packaging systems also drive its growth and maintenance capital expenditure budgets. Ranpak retains ownership of all systems that are placed with the end-user.

The following table presents Ranpak’s installed base of protective packaging systems by geography and by product line as of December 31, 2018, 2017, and 2016:

	As of December 31,			2018 vs. 2017		2017 vs. 2016
Protective Packaging Systems	2018	2017	2016	Change	% Change	Change	% Change
Cushioning machines	31,399	29,959	28,478	1,440	5	1,481	5
Void-fill machines	57,186	52,944	48,090	4,242	8	4,854	10
Wrapping machines	8,883	7,613	5,829	1,270	17	1,784	31
Total	97,468	90,516	82,397	6,952	8	8,119	10

Paper Costs. Paper is a key component of Ranpak’s cost of sales and can fluctuate significantly between periods. Ranpak purchases both 100% virgin and 100% recycled paper, as well as blends, from various suppliers for conversion into the paper consumables it sells. The cost of paper supplies is Ranpak’s largest input cost, and it negotiates supply and pricing arrangements with most of its paper suppliers annually, with a view mitigating shorter term fluctuations in paper cost. Nevertheless, as paper is a commodity, its price on the open market, and in turn the prices Ranpak negotiates with suppliers at a given point in time, can fluctuate significantly from time to time, and is impacted by several factors outside of Ranpak’s control, including supply and demand and the cost of other commodities that are used in the manufacture of paper, including wood and chemicals. For example, market prices for paper raw materials remained relatively steady through 2016 and 2017, but increased substantially over the course of 2018, by more than 12% over the average prices for 2017. The market for Ranpak’s products is competitive and it may be difficult for Ranpak to pass on increases in paper prices to its customers immediately, or at all, which has in the past and could in the future adversely impact its margins.

Basis of Presentation

Net Sales. Ranpak records net sales in accordance with the appropriate net sales recognition guidance when products are shipped and the customer takes ownership and assumes risk of loss, which is typically on the date of shipment, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. Sales to customers are recorded based on the amount invoiced to customers, and do not reflect any mark-up distributors charge to end-users. Certain customers have other terms such as “FOB destination” in which case net sales is recognized upon receipt by the customer. Ranpak also charges most customers a quarterly fee for the use of its protective packaging systems, which is generally billed in advance, recorded as deferred net sales upon billing and subsequently recorded as net sales on a straight-line basis when earned over the period. Ranpak also bills certain customers for shipping and handling fees, which are recognized as net sales upon shipment, and offset by similar amounts in cost of sales. See Note 2 to Ranpak’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Cost of Sales. Cost of sales consists primarily of raw materials, mainly paper, depreciation of protective packaging systems and salaries, wages, benefits and bonuses for employees and contractors engaged in the conversion and production of paper. Costs related to systems maintenance billed to customers are recorded as cost of sales when the related net sales is recognized.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries, benefits, and bonuses for sales and marketing, executive, finance and accounting, human resources and administrative employees, third-party legal, accounting and other professional services, insurance (including auto, workers’ compensation and general liability), corporate travel and entertainment and facilities rent and utilities.

Depreciation and Amortization. Depreciation and amortization is comprised primarily of amortization of customer and distributor relationships, which have a weighted average useful life of 10 years, and to a lesser extent building and leasehold improvements. Ranpak’s intangible customer and distributor relationship assets are amortized on a straight-line basis over the useful life of the asset and reflect the valuations attributed to them upon Ranpak’s business combination with an affiliate of Rhône in 2014, less accumulated amortization.

Other Operating Expense (Income), Net. Other operating expense (income), net, includes losses on the return of equipment, mainly protective packaging systems, by customers, research and development expenses and, particularly in 2017, litigation-related settlements. Returned systems are typically refurbished or disposed for salvage value.

Interest expense. Interest expense includes mainly interest accrual on Ranpak’s outstanding indebtedness, as well as amortization of deferred financing costs, mainly debt origination and commitment fees.

Foreign currency loss (gain). Foreign currency loss (gain) consists mainly of foreign currency re-measurement, mainly consisting of conversion gains and losses on Ranpak’s Euro-denominated term facility, and, to a lesser extent, transaction losses and gains. See “—Factors Affecting the Comparability of Ranpak’s Results of Operations—Currency Exchange Fluctuations” above.

Income tax expense (benefit). Income tax expense (benefit) consists mainly of taxes payable to national, state and local authorities. Ranpak follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Ranpak evaluates for uncertain tax positions at each balance sheet date. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes broad and complex changes to the U.S. tax code. In connection with management’s initial analysis of the impact of the Act, the Company recorded a provisional net tax benefit of $26 million in the year ended December 31, 2017.

Results of Operations

Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

The following table sets forth Ranpak’s results of operations for the years ended December 31, 2018 and 2017, with line items presented in thousands of dollars and as a percentage of its net sales:

	Year Ended December 31,
(in thousands, except for percentages)	2018	% of Net Sales	2017	% of Net Sales	$ Change	% Change
Net Sales	$267,860	100%	$244,092	100%	$23,768	10%
Cost of sales	153,336	57	131,719	54	21,617	16
Selling, general and administrative	56,453	21	46,661	19	9,792	21
Depreciation and amortization	43,204	16	41,913	17	1,291	3
Other operating expense (income), net	3,886	1	(7,365)	(3)	11,251	(153)
Income from Operations	10,981	4	31,164	13	(20,183)	(65)
Interest expense	30,945	12	30,690	13	255	1
Foreign currency (gain) loss	(4,235)	(2)	14,188	6	(18,423)	(130)
Loss before income taxes	(15,729)	(6)	(13,714)	(6)	(2,015)	15
Income tax benefit	(7,074)	(3)	(41,376)	(17)	34,302	(83)
Net (loss) income	(8,655)	(3)	27,662	11	(36,317)	(131)

Net sales

Net sales were $267.9 million in 2018, a $23.8 million, or 10%, increase from $244.1 million in 2017. On a constant currency basis, calculated by applying the average exchange rate for the current year to the prior year, net sales would have increased 8% between periods. Ranpak’s installed base of protective packaging systems was 97,468 as of December 31, 2018, an increase of 6,952 units, or 8%, from 90,516 as of December 31, 2017. Product prices were increased to offset raw material cost increases.

The following table and the discussion that follows compares Ranpak’s net sales by geographic region and by product line for the years ended December 31, 2018 and 2017:

	As of December 31,
Net Sales (in thousands, except for percentages)	2018	% of net sales	2017	% of net sales	$ Change	% Change
North America	$131,371	49%	$130,394	53%	$977	1%
Europe/Asia	136,489	51	113,698	47	22,793	20
Total	267,860	100	244,092	100	23,769	10

Cushioning machines	119,862	45	107,404	44	12,458	11
Void-fill machines	118,195	44	114,149	47	4,046	4
Wrapping machines	19,368	7	16,100	7	3,268	20
Other	10,435	4	6,438	2	3,997	62
Total	267,860	100	244,092	100	23,769	10

The increase in Ranpak’s consolidated net sales reflected growth across all of Ranpak’s product lines and primarily cushioning, which increased by $12.5 million, or 11%, to $119.9 million in 2018 from $107.4 million in 2017.

Net sales in North America were $131.4 million in 2018, an increase of $1.0 million, or 1%, from $130.4 million in 2017. The increase was attributable to growth in the cushioning and wrapping categories driven by price increases and the placement of additional packaging systems, and partially offset by a decline in void-fill sales.

Net sales in Europe and Asia were $136.5 million in 2018, an increase of $22.8 million, or 20%, from $113.7 million in 2017, driven by growth across all categories, primarily void-fill and cushioning, and the acquisition of e3neo which, in 2018 included 12 months of net sales, compared to 10 months in 2017.

Cost of Sales

Cost of sales increased by $21.6 million, or 16%, to $153.3 million in 2018 from $131.7 million in 2017, primarily due to a double-digit percentage increase in the price of paper, which increased approximately 12% in North America and 14% in Europe, along with an 11% increase in depreciation driven by the growth in Ranpak’s installed protective packaging systems base. Gross margin as a percentage of net sales decreased by 3 percentage points (p.p.) to 43% in 2018 from 46% in 2017. On a constant currency basis, gross margin would have decreased by 3 p.p. between periods, as paper raw material price increases outpaced price increases to customers.

Selling, General and Administrative Expenses (SG&A)

SG&A increased by $9.8 million, or 21%, to $56.5 million in 2018 from $46.7 million in 2017. As a percentage of net sales, SG&A increased to 21% in 2018 from 19% in 2017. On a constant currency basis, SG&A would have increased by 18% between periods, due mainly to increased spending in Europe related to sales force expansion initiatives and the build out of e3neo, partially offset by lower bonus accruals.

Depreciation and Amortization

Depreciation and amortization increased by $1.3 million, or 3%, to $43.2 million in 2018 from $41.9 million in 2017, mainly reflecting currency translation effects. As a percentage of net sales, depreciation and amortization decreased to 16% in 2018 from 17% in 2017.

Other Operating Expense (Income), Net

Other operating expense, net was $3.9 million in 2018 compared to $7.4 million other operating income, net in 2017, reflecting a 2017 litigation settlement in favor of Ranpak and partially offset by losses on returned protective packaging systems.

Interest Expense

Interest expense increased by $0.2 million, or 1%, to $30.9 in 2018 from $30.7 million in 2017, driven mainly by higher interest rates. As a percentage of net sales, interest expense decreased to 12% in 2018 from 13% in 2017.

Foreign Currency (Gain) Loss

Foreign currency gain was $4.2 million in 2018 compared to a $14.2 million foreign currency loss in 2017, reflecting the net annual impact of re-measurement of Ranpak’s Euro-denominated term facility and its Euro-denominated intercompany note to a Dutch subsidiary.

Income Tax Benefit

Income tax benefit was $7.1 million in 2018 compared to $41.4 million in 2017. The 2017 benefit was attributable mainly a provisional net tax benefit of $32.4 million related to the aforementioned corporate rate reduction on deferred taxes.

Net (Loss) Income

Net loss was $8.6 million in 2018 compared to net income of $27.7 million in 2017. The change was due to the tax benefit and other reasons discussed above.

Comparison of Year Ended December 31, 2017 to Year Ended December 31, 2016

The following table sets forth Ranpak’s results of operations for the years ended December 31, 2017 and 2016, with line items presented in thousands of dollars and as a percentage of its net sales:

	Year Ended December 31,
(in thousands, except for percentages)	2017	% of Net Sales	2016	% of Net Sales	$ Change	% Change
Net Sales	$244,092	100%	$224,708	100%	$19,384	9%
Cost of sales	131,719	54	120,327	54	11,392	9
Selling, general and administrative	46,661	19	42,841	19	3,820	9
Depreciation and amortization	41,913	17	41,582	19	331	1
Other operating expense (income), net	(7,365)	(3)	3,299	1	(10,664)	(323)
Income from Operations	31,164	13	16,659	7	14,505	87
Interest expense	30,690	13	33,985	15	(3,295)	(10)
Foreign currency (gain) loss	14,188	6	(3,081)	(1)	17,269	(560)
Loss before income taxes	(13,714)	(6)	(14,245)	(6)	531	(4)
Income tax benefit	(41,376)	(17)	(3,483)	(2)	(37,893)	1088%
Net (loss) income	27,662	11	(10,762)	(5)	38,424	(357)

Net Sales

Net sales increased by $19.4 million, or 9%, to $244.1 million in 2017 from $224.7 million in 2016. On a constant currency basis, net sales would have increased by 8% between periods. The acquisition and consolidation of e3neo, from March 2017, accounted for $5.8 million of the net sales increase. Ranpak’s installed base of protective packaging systems increased by 8,119 units, or 10%, to 90,516 units in 2017 from 82,397 units in 2016. Product prices increased slightly, reflecting relatively stable raw materials prices and prevailing market conditions.

The following table and the discussion that follows compares Ranpak’s net sales by geographic region and by product line for the years ended December 31, 2017 and 2016:

	As of December 31,
Net Sales (in thousands, except for percentages)	2017	% of net sales	2016	% of net sales	$ Change	% Change
North America	$130,394	53%	$125,692	56%	$4,702	4%
Europe/Asia	113,698	47	99,016	44	14,681	15
Total	244,092	100	224,708	100	19,383	9

Cushioning machines	107,404	44	99,366	44	8,038	8
Void-fill machines	114,149	47	110,829	49	3,320	3
Wrapping machines	16,100	7	14,118	7	1,982	14
Other	6,438	2	395	-	6,043	1,529
Total	244,092	100	224,708	100	19,383	9

The increase in Ranpak’s consolidated net sales reflected growth across all of Ranpak’s product lines and primarily cushioning, which increased by $8.0 million, or 8%, to $107.4 million in 2017 from $99.4 million in 2016, and other products, mainly relating to sales of e3neo’s automation equipment, which increased by $6.0 million to $6.4 million in 2017 from $0.4 million in 2016.

Net sales in North America were $130.4 million in 2017, an increase of $4.7 million, or 4%, from $125.7 million in 2016, driven by growth across all categories, primarily void-fill and wrapping.

Net sales in Europe and Asia were $113.7 million in 2017, an increase of $14.7 million, or 15%, from $99.0 million in 2016, driven by growth across all categories, primarily cushioning and the acquisition of e3neo.

Cost of Sales

Cost of sales increased by $11.4 million, or 9%, to $131.7 million in 2017 from $120.3 million in 2016, in line with the increase in net sales. Gross margin remained consistent at 46% of net sales in 2017 and 2016. On a constant currency basis, gross margin also remained consistent.

Selling, General and Administrative Expenses (SG&A)

SG&A increased by $3.8 million, or 9%, to $46.7 million in 2017 from $42.9 million in 2016. As a percentage of net sales, SG&A remained consistent at 19% in 2017 and 2016. On a constant currency basis, SG&A would have increased by 7% between periods, due mainly to increased headcount in Europe.

Depreciation and Amortization

Depreciation and amortization increased slightly by $0.3 million, or 1%, to $41.9 million in 2017 from $41.6 million in 2016. As a percentage of net sales, depreciation and amortization decreased to 17% in 2017 from 19% in 2016.

Other Operating Expense (Income), Net

Other operating income, net was $7.4 million in 2017 compared to a $3.3 million other operating expense, net in 2016, reflecting the aforementioned litigation settlement in 2017 and offset by losses on returned protective packaging systems in both years.

Interest Expense

Interest expense decreased by $3.3 million, or 10%, to $30.7 million in 2017 from $34.0 million in 2016, driven primarily by a $12.7 million net decrease in debt outstanding, which was partially offset by an increase in interest rates. As a percentage of net sales, interest expense decreased to 13% in 2017 from 15% in 2016.

Foreign Currency (Gain) Loss

Foreign currency loss amounted to $14.2 million in 2017, compared to foreign currency gain of $3.1 million in 2016, reflecting the re-measurement of the aforementioned Euro-denominated term facility and Euro-denominated intercompany note.

Income Tax Benefit

Ranpak’s income tax benefit was $41.4 million in 2017 compared with $3.5 million in 2016. The net tax benefit in 2017 consisted primarily of a benefit for the corporate rate reduction on deferred taxes of $32.4 million, as described above.

Net (Loss) Income

Net income was $27.7 million in 2017 compared to a net loss of $10.8 million in 2016, due to the tax impact and other reasons discussed above.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditures, debt service, acquisitions, other commitments and contractual obligations. Ranpak evaluates liquidity in terms of cash flows from operations and other sources and the sufficiency of such cash flows to fund its operating, investing and financing activities. Management believes that its estimated cash from operations together with borrowing capacity under the Revolving portion of the New Credit Facilities will provide Ranpak will sufficient resources to cover its working capital requirements for the next 12 months. Ranpak’s main liquidity needs relate to capital expenditures for the production and maintenance of protective packaging systems placed at end-user facilities, working capital, including the purchase of paper raw materials, and payments of principal and interest on Ranpak’s outstanding debt. Ranpak expects its capital expenditures to increase as it continues to grow its business. Ranpak’s future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors” in this proxy statement/prospectus. If Ranpak is unable to obtain needed additional funds, Ranpak will have to reduce its operating costs or incur additional debt, which would impair its growth prospects and could otherwise negatively impact its business.

Debt Profile

Debt Before the Business Combination

Ranpak currently has two first lien credit facilities, a United States Dollar Tranche (“US$ Tranche”) and a Euro Tranche (“Euro Tranche”), a revolving credit facility and a second lien credit facility. The first lien credit facilities include: (1) a seven-year Term Loan (US$ Tranche) facility in the amount of $233.4 million, (2) a seven-year Term Loan (Euro Tranche) facility in the amount of €157.0 million, and (3) a five-year $30.0 million revolving credit facility, of which the equivalent of $13.0 million may be denominated in Euros (collectively, the “Existing Credit Facilities”). In March of 2017, Ranpak raised $45 million of incremental First Lien (US$ Tranche) debt and used the proceeds to pay down a portion of the Second Lien (US$ Tranche), the results of which saved Ranpak 400 basis points on the applicable interest rate on $45 million of its outstanding debt. Borrowings under the US$ Tranche bear interest in an amount based on either the Adjusted Eurodollar rate (the greater of 1.00% or LIBOR) plus 3.25% or a Base Rate plus 2.75% (the higher of the Federal Funds effective rate plus ½ of 1%, prime, or the Adjusted Eurodollar rate plus 1%). Borrowings under the Euro Tranche bear interest in an amount based on the Adjusted EURIBOR rate (the greater of 1.00% or EURIBOR) plus 3.25%. Interest on LIBOR and EURIBOR rate loans are payable at the end of the applicable interest periods.

Borrowings under the revolving credit facility bear interest in an amount based on either the base rate or Adjusted Eurodollar rate plus a variable margin that is dependent on the First Lien Net Leverage Ratio. The first lien credit facilities are secured by a first priority security interest in substantially all of the Company’s assets. The first lien credit facilities contain a covenant related to the total leverage ratio, and becomes a requirement only when borrowings on the revolving credit facility exceed 30% of the available total. Principal payments on the first lien term loan facilities are due quarterly and are based on 1% of the annual outstanding balances. Additionally, per the credit agreement, Ranpak is required to make additional annual pre-payments, based on consolidated excess cash flow calculation results.

The second lien credit facility is an eight-year US$ Tranche in the amount of $135.0 million. Borrowings under the US$ Tranche bear interest in an amount based on either the Adjusted Eurodollar rate (the greater of 1.00% or LIBOR) plus 7.25% or a base rate plus 6.25%. The second lien credit agreement is secured by a second priority security interest in substantially all of Ranpak’s assets and includes default provisions and contains a covenant similar to the first lien credit facility described above.

The Existing Credit Facilities will be repaid in full upon the consummation of the business combination and replaced with the New Credit Facilities (as defined below).

Debt After the Business Combination

In connection with the stock purchase agreement related to the business combination, One Madison entered into the debt commitment letter with the Lenders, pursuant to which the Lenders have committed to provide senior secured credit facilities to, in part, (i) fund the business combination, (ii) repay and terminate the existing indebtedness of Ranpak (the “debt refinancing”) and (iii) pay all fees, premiums, expenses and other transaction costs incurred in connection with the foregoing. The aggregate commitment of the senior secured credit facilities consists of a $450.0 million first lien term facility, a $45.0 million revolving facility (including the right to bring in additional lenders to provide commitments with respect to the revolving facility in an amount of up to $30.0 million and additional borrowing capacity available for letters of credit in an amount of up to $5.0 million), a $100.0 million first lien contingency term facility and a $100.0 second lien contingency term facility (collectively, the “New Credit Facilities”). Upon the consummation of the business combination, all or a portion of the New Credit Facilities will become the direct obligations of Ranpak or one or more subsidiaries of Ranpak and will be secured by substantially all of Ranpak’s assets, as further described under “Indebtedness” elsewhere in this proxy statement/prospectus.

The first lien term facility, revolving facility, and first lien contingency term facility will accrue interest at a rate of LIBOR plus 3.75% (assuming a first lien net leverage ratio of less than 5.00:1.00), subject to leverage-based stepdowns. The second lien contingency term facility will accrue interest at a rate of LIBOR plus 7.50%. The first lien term facility and first lien contingency term facility will mature on the seventh anniversary of the date of the closing of the business combination. The revolving facility will mature on the fifth anniversary of the date of the closing. The second lien contingency term facility will mature on the eighth anniversary of the date of the closing.

The New Credit Facilities will provide Ranpak with the option to increase commitments under the debt financing in an aggregate amount not to exceed the greater of $95.0 million and 100% of trailing-twelve months Consolidated EBITDA (to be defined in the definitive documentation with respect to the debt financing), plus any voluntary prepayments of the debt financing (and, in the case of the revolving facility, to the extent such voluntary prepayments are accompanied by permanent commitment reductions under the revolving facility), plus unlimited amounts subject to the relevant net leverage ratio tests and certain other conditions.

In connection with the debt financing, One Madison entered into a business combination contingent interest rate swap in a notional amount of $200 million to hedge part of the floating interest rate exposure under the New Credit Facilities. The fixed rate payable under the swap will be determined in accordance with an amortizing schedule dependent on the date of closing. The interest rate swap will become effective and will be novated to Ranpak on the closing date and will mature on the third anniversary of the closing.

The obligations of the borrowers, including Ranpak, under the debt financing and certain of their (and their subsidiaries’) respective obligations under hedging arrangements and cash management arrangements will be unconditionally guaranteed by the direct parent of each borrower and each existing and subsequently acquired or organized direct or indirect wholly-owned US or Dutch restricted subsidiary (collectively, the “Guarantors”), in each case, other than certain excluded subsidiaries and subject to other customary limitations to be set forth in the definitive documentation with respect to the debt financing. The debt financing will be secured by a security interest in substantially all of the assets of the borrowers, including Ranpak, and the Guarantors (and including a pledge of the equity interests of each borrower and of each Guarantor and of their respective direct, wholly-owned restricted subsidiaries), in each case subject to customary exceptions.

The revolving facility will require Ranpak to maintain a maximum first lien net leverage ratio (to be defined in the definitive documentation with respect to the debt financing) at a level equal to the greater of (x) 7.30:1.00 and (y) a single first lien net leverage ratio level calculated based on the amount of the initial first lien term loans (including any first lien contingency term loans) under the debt financing actually borrowed on the closing date based on providing at least a 35% cushion to consolidated EBITDA for the most recent four fiscal quarter period ending prior to the date of the closing. This “springing” financial covenant will be tested on the last day of each fiscal quarter, commencing with the last day of the second full fiscal quarter after the closing date, but only if on such date the sum of (i) the principal amount of outstanding revolving loans under the revolving facility, (ii) drawings on letters of credit under the revolving facility and (iii) the face amount of non-cash collateralized letters of credit under the revolving facility in excess of an amount to be set forth in the definitive documentation with respect to the debt financing exceeds 35% of the total revolving commitments under the revolving facility. The senior secured credit facilities will also contain a number of customary negative covenants. Such covenants, among other things, will limit or restrict the ability of each of the borrowers, their restricted subsidiaries, and where applicable, the direct parent holding companies of the borrowers, to, among other things, incur additional indebtedness, incur liens on assets, sell assets and make certain payments and investments, subject to certain exceptions. See “Indebtedness” for more information about the negative covenants.

Cash Flows

The following table sets forth Ranpak’s summary cash flow information for the periods indicated:

	Year Ended December 31,
(in thousands)	2018	2017	2016
Net cash provided by operating activities	$42,018	$46,185	$37,162
Net cash used in investing activities	(25,284)	(29,078)	(25,542)
Net cash used in financing activities	(7,744)	(14,233)	(12,513)
Effect of exchange rate changes on cash	(81)	438	(77)
Net Increase (Decrease) in cash and cash equivalents	8,909	3,312	(970)
Cash and cash equivalents, beginning of period	8,635	5,323	6,293
Cash and cash equivalents, end of period	17,544	8,635	5,323

Cash Flows Provided by Operating Activities

Net cash provided by operating activities decreased by $4.2 million to $42.0 million in 2018 compared to $46.2 million in 2017, primarily reflecting our decrease in operating profits in 2018 compared to 2017, for the reasons discussed above, partially offset by positive changes in our operating working capital, mainly reflecting a smaller increase in receivables in 2018 relative to the prior year, reflecting Ranpak’s stepped up collection efforts.

Net cash provided by operating activities increased by $9 million to $46.2 million in 2017 compared to $37.2 million in 2016, primarily reflecting improved income from operations, as discussed above, partially offset by negative changes in our operating working capital, mainly reflecting a larger increase in receivables in 2017 relative to the prior year. During 2017, our largest customer exercised their option to extend payment terms to net 60 days.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $25.2 million in 2018, compared to $29.1 million in 2017 and $25.5 million in 2016. Ranpak’s primary investing activities during all the periods presented was the capitalized cost relating to the acquisition of parts and assembly of protective packaging systems placed at end-user facilities, as well as, in 2017, the purchase of the capital stock of e3neo for $1.6 million (net of cash acquired). The systems remain the property of Ranpak, which is also responsible for their maintenance.

Cash Flows Provided by Financing Activities

Net cash used in financing activities was $7.7 million in 2018, compared to $14.2 million in 2017 and $12.5 million in 2016. Ranpak’s financing activities during all the periods presented consisted primarily of incurrences and repayments of debt, including a refinancing transaction in 2017, where Ranpak borrowed an incremental $45.0 million under its First Lien (US$ Tranche) Facility and used the proceeds to pay down a portion of the Second Lien (US$ Tranche) Facility in order to obtain a 400-basis point reduction in interest rates. Additionally, Ranpak paid $1.1 million in 2018 relating to the deferred purchase price of e3neo.

Contractual Obligations and Other Commitments

Ranpak has leased production facilities in Reno, Nevada, Kansas City, Missouri and Raleigh, North Carolina in the United States and in Nyrany, Czech Republic, as well as several leased sales and administrative offices. The leases for the four leased production facilities expire in September 2020, July 2020, December 2019 and April 2026, respectively. Ranpak recognizes rent expense on a straight-line basis over the relevant lease period.

Ranpak has various contractual obligations and commercial commitments that are recorded as liabilities in its audited consolidated financial statements. Other items, such as purchase obligations and other executory contracts, are not recognized as liabilities, but are required to be disclosed. The table below presents Ranpak’s significant enforceable and legally binding obligations and future commitments as of December 31, 2018.

(in thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Existing Credit Facilities, including interest(1)	$593,227	33,528	559,699	-	-
Operating Leases	$5,107	1,521	1,919	1,500	167
Capital Lease Obligations	$343	170	173	-	-
Total	$598,677	35,219	561,791	1,500	167

(1)	The interest component is calculated assuming constant interest rates at the base rates and margins applicable as of December 31, 2018. The Existing Credit Facilities will be fully repaid upon the consummation of the business combination and replaced with the New Credit Facilities, as described above under “—Debt Profile—Debt After the Business Combination.”

Ranpak does not have any other material contractually binding obligations to make cash payments. While Ranpak enters into agreements, generally annually, to fix the supplier price for the purchase of paper raw materials, none of these agreements provide for minimum purchase volumes.

In addition, as discussed above, in connection with the debt financing, One Madison entered into an interest rate swap contingent on the business combination in a notional amount of $200 million to hedge part of the floating interest rate exposure under the New Credit Facilities. The interest rate swap will become effective and will be novated to Ranpak on the business combination closing date and will mature on the third anniversary of the closing. See "—Debt Profile—Debt After the Business Combination.”

Off-Balance Sheet Arrangements

Ranpak did not have any off-balance sheet arrangements as of December 31, 2018.

Critical Accounting Policies

The accounting principles followed by Ranpak and the methods of applying these principles are in accordance with U.S. GAAP, which often require the judgment of management in the selection and application of certain accounting principles and methods. Ranpak considers the following accounting policies to be critical to understanding its financial statements because the application of these policies requires significant judgment on the part of management, which could have a material impact on Ranpak’s financial statements. The following accounting policies include estimates that require management’s subjective or complex judgments about the effects of matters that are inherently uncertain. For information on Ranpak’s significant accounting policies, including the policies discussed below, see Note 2 to the audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Revenue Recognition

Ranpak derives substantially all of its net sales through the sale of paper consumables that work exclusively with its protective packaging systems. Ranpak also provides proprietary protective systems to distributors and end users for a user fee, which is charged on a per unit basis. Ranpak retains ownership of such protective packaging systems during the term of the arrangement and generates net sales from arrangements with distributors and end users involving combinations of paper consumable sales and user fees. The deliverables within these arrangements are evaluated at inception to determine whether they represent one or more separate units of accounting (i.e., lease and non-lease components). As the separate recognition of a lease that is embedded in a multiple-element arrangement is required, Ranpak separates the portion of the total payments that are attributable to the embedded lease from the payments that are attributable to the non-lease elements based on relative selling price, determined using vendor specific objective evidence. Net sales are then recognized in accordance with the appropriate revenue recognition guidance applicable to the respective elements.

Recoverability of Intangible Assets with Finite Lives and Other Long-Lived Assets

Ranpak evaluates intangible assets and other long-lived assets for impairment whenever events or circumstances indicate they may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. Ranpak groups assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset group.

Goodwill

Goodwill and other intangible assets are initially recorded at their fair values. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is not subject to any amortization but is tested for impairment annually as of December 31 and when events or circumstances indicate that the estimated fair value of a reporting unit may no longer exceed its carrying value. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to the reporting unit.

Ranpak uses the discounted cash flow method of the income approach and market approach to determine the fair value of reporting units and test for impairment as management believes this is the most direct approach to incorporate the specific economic attributes and risk profiles of our reporting units into our valuation model. This is consistent with the methodology used to determine the fair value of reporting units in previous years.

Income Taxes

Ranpak follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The determination of the provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. The provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state, international and other jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Management considers all available evidence, both positive and negative, in determining whether a valuation allowance is required. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment, and judgment is required in considering the relative weight of negative and positive evidence.

Recently Issued and Adopted Accounting Pronouncements

For recently issued and adopted accounting pronouncements, see Note 2 to the audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Ranpak has in the past and may in the future be exposed to interest rate and certain other market risks in the ordinary course of its business, but to date these risks have mostly been indirect.

Interest Rate Risk

Changes in interest rates affect the amount of interest Ranpak earns on cash, cash equivalents and short-term investments and the interest rates Ranpak pays on borrowings under the floating rate portions of Ranpak’s credit facilities. As of December 31, 2018, Ranpak had long-term debt in the amount of $499.3 million (including $4.4 million in short-term portion of long-term debt), all of which bore interest at floating base rates, plus a margin based on LIBOR or EURIBOR (in each case subject to a floor of 1.0%). As of December 31, 2018, the applicable LIBOR rate was 2.34463% and the applicable EURIBOR rate was negative 0.362%. A 100 basis point increase or decrease in the applicable base interest rates under Ranpak’s credit facilities would have resulted in a $3.4 million increase or decrease in its cash interest expense for the year ended December 31, 2018. For additional information on Ranpak’s outstanding debt and related hedging, see Note 6 to the audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Ranpak’s expects its existing credit facilities to be fully refinanced upon the consummation of the business combination. See “—Debt Profile.”

In addition, as discussed above, in connection with the debt financing, One Madison entered into an interest rate swap contingent on the business combination in a notional amount of $200 million to hedge part of the floating interest rate exposure under the New Credit Facilities. See "—Debt Profile—Debt After the Business Combination.”

In July 2017, the U.K. Financial Conduct Authority announced its intention to phase out LIBOR rates by the end of 2021. It is not possible to predict the effect of any changes in the methods by which the LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Such developments may cause LIBOR to perform differently than in the past, including sudden or prolonged increases or decreases in LIBOR, or cease to exist, resulting in the application of a successor base rate under the New Credit Facilities, which in turn could have unpredictable effects on Ranpak’s interest payment obligations under the New Credit Facilities.

Foreign Currency Exchange Rate Risk

Ranpak is exposed to foreign currency exchange risk related to its transactions and its subsidiaries’ balances that are denominated in currencies other than the U.S. dollar, Ranpak’s functional currency. See “—Factors Affecting the Comparability of Ranpak’s Results of Operations—Effect of Currency Fluctuations” for more information about Ranpak’s foreign currency exchange rate exposure. Ranpak seeks to naturally hedge its foreign exchange transaction exposure by matching the transaction currencies for its cash inflows and outflows and maintaining access to credit in the principal currencies in which it conducts business. Ranpak does not currently hedge our foreign exchange transaction or translation exposure, but may consider doing so in the future.

Net sales denominated in currencies other than U.S. dollars amounted to approximately $136.5 million, or 51%, of Ranpak’s net sales for the year ended December 31, 2018. Substantially all of this amount was denominated in Euro. A 10% increase or decrease in the value of the Euro to the U.S. dollar would have caused Ranpak’s reported net sales for the year ended December 31, 2018 to increase or decrease by approximately $13.8 million.

Commodity Price Risk

While Ranpak’s business is significantly impacted by price fluctuations related to the purchase, production and sale of paper products, Ranpak is not directly exposed to market price fluctuations in paper purchase or sale prices as it negotiates prices with suppliers on an annual basis and negotiates prices with distributors reflecting competitive market terms. Ranpak’s strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand. See the section entitled “Ranpak’s Key Performance Indicators and Other Factors Affecting its Performance – Paper Costs.”

Indebtedness

Debt Financing

Debt Commitment Letter

In connection with the stock purchase agreement, One Madison entered into the debt commitment letter with the lenders, pursuant to which the lenders have committed to provide senior secured credit facilities to, among other things, (i) fund the business combination, (ii) repay and terminate the existing indebtedness of Ranpak (the “debt refinancing”) and (iii) pay all fees, premiums, expenses and other transaction costs incurred in connection with the foregoing. The aggregate commitment of the senior secured credit facilities consists of a $450,000,000 first lien term facility, a $45,000,000 revolving facility, a $100,000,000 first lien contingency term facility and a $100,000,000 second lien contingency term facility. Prior to closing, One Madison has the ability to join additional revolving lenders who would commit to provide up to $30,000,000 of additional commitments under the revolving facility.

The obligations of the lenders to provide debt financing under the debt commitment letter are subject to a number of customary conditions, including (1) the execution and delivery of definitive documentation consistent with the terms of the debt commitment letter; (2) the simultaneous or substantially concurrent completion of the business combination in accordance in all material respects with the stock purchase agreement (without giving effect to any amendment, waiver, consent or other modification thereof that is materially adverse to the interests of the lenders (in their capacities as such) unless it is approved by the lenders); (3) since the date of the stock purchase agreement, there shall not have occurred any event, change, occurrence, effect, development, condition, circumstance, state of facts or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a “Material Adverse Effect” (as defined in the stock purchase agreement); (4) the completion of the debt refinancing, prior to, or substantially concurrently with, the initial funding of the debt financing; (5) the consummation of certain cash equity contributions on terms and minimum amounts set forth in the debt commitment letter prior to or substantially concurrently with the initial funding of the debt financing; (6) delivery of certain audited, unaudited and pro forma financial statements; (7) payment of all applicable invoiced fees and expenses; (8) the receipt of documentation and other information about the borrower and guarantors thereto required by regulatory authorities under applicable “know your customer,” “beneficial ownership” and anti-money laundering rules and regulations (including the PATRIOT Act); (9) the execution and delivery of guarantees by guarantors and the taking of certain actions necessary to establish and perfect a security interest in specified items of collateral; (10) the accuracy in all material respects of specified representations and warranties in the loan documents under which the debt financing will be provided and of certain representations and warranties in the stock purchase agreement and (11) the delivery of certain customary closing documents.

The obligations of the lenders to provide the debt financing under the debt commitment letter will terminate at the earliest of (1) July 19, 2019; (2) the termination of the stock purchase agreement without the consummation of the business combination having occurred; and (3) the consummation of the business combination (with or without the use of the debt financing).

As of the last practicable date before the printing of this proxy statement/prospectus, the debt commitment letter remains in effect. The documentation governing the debt financing contemplated by the debt commitment letter has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this proxy statement/prospectus.

The Senior Secured Credit Facilities

The first lien term facility, revolving facility, and first lien contingency term facility will accrue interest at a rate of LIBOR plus 3.75% (assuming a first lien net leverage ratio of less than 5.00:1.00), subject to leverage-based stepdowns. The second lien contingency term facility will accrue interest at a rate of LIBOR plus 7.50%. The first lien term facility and first lien contingency term facility will mature on the seventh anniversary of the date of the closing. The revolving facility will mature on the fifth anniversary of the date of the closing. The second lien contingency term facility will mature on the eighth anniversary of the date of the closing.

The revolving facility will include borrowing capacity available for letters of credit of up to $5 million. Any issuance of letters of credit will reduce the amount available under the revolving facility.

In addition, the debt financing will provide the borrowers with the option to increase commitments under the debt financing in an aggregate amount not to exceed the greater of $95 million and 100% of trailing-twelve months consolidated EBITDA, plus any voluntary prepayments of the debt financing (and, in the case of the revolving facility, to the extent such voluntary prepayments are accompanied by permanent commitment reductions under the revolving facility), plus unlimited amounts subject to the relevant net leverage ratio tests and certain other conditions.

The obligations of the borrowers under the debt financing and certain of their respective obligations under hedging arrangements and cash management arrangements will be unconditionally guaranteed by the direct parent of each borrower and each existing and subsequently acquired or organized direct or indirect wholly-owned US or Dutch restricted subsidiary (collectively, the “guarantors”), in each case, other than certain excluded subsidiaries and subject to other customary limitations to be set forth in the definitive documentation with respect to the debt financing. The debt financing will be secured by a security interest in substantially all of the assets of the borrowers and the guarantors (and including a pledge of the equity interests of each borrower and of each guarantor and of their respective direct, wholly-owned restricted subsidiaries), in each case subject to customary exceptions.

The revolving facility will require the borrowers to maintain a maximum first lien net leverage ratio at a level equal to the greater of (x) 7.30:1.00 and (y) a single first lien net leverage ratio level calculated based on the amount of the initial first lien term loans under the debt financing actually borrowed on the closing date based on providing at least a 35% cushion to consolidated EBITDA for the most recent four fiscal quarter period ending prior to the date of the closing. This “springing” financial covenant will be tested on the last day of each fiscal quarter, commencing with the last day of the second full fiscal quarter after the closing date, but only if on such date the sum of (i) the principal amount of outstanding revolving loans under the revolving facility, (ii) drawings on letters of credit under the revolving facility and (iii) the face amount of non-cash collateralized letters of credit under the revolving facility in excess of an amount to be set forth in the definitive documentation with respect to the debt financing exceeds 35% of the total revolving commitments under the revolving facility.

The senior secured credit facilities will also contain a number of customary negative covenants. Such covenants, among other things, will limit or restrict the ability of each of the borrowers, their restricted subsidiaries, and where applicable, the direct parent holding companies of the borrowers, to:

●	incur additional indebtedness, issue disqualified stock and make guarantees;

●	incur liens on assets;

●	engage in mergers or consolidations or fundamental changes;

●	sell assets;

●	pay dividends and distributions or repurchase capital stock;

●	make investments, loans and advances, including acquisitions;

●	amend organizational documents;

●	enter into certain agreements that would restrict the ability to pay dividends;

●	repay certain junior indebtedness;

●	engage in transactions with affiliates; and

●	in the case of the direct parent holding companies of the borrowers, engage in activities other than passively holding the equity interests in the borrowers.

The aforementioned restrictions will be subject to certain exceptions including (i) the ability to incur additional indebtedness, liens, investments, dividends and distributions, and prepayments of junior indebtedness subject, in each case, to compliance with certain financial metrics and certain other conditions and (ii) a number of other traditional exceptions that grant the borrowers continued flexibility to operate and develop their businesses. The senior secured credit facilities will also contain certain customary representations and warranties, affirmative covenants and events of default.

The documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from that described in this proxy statement/prospectus.

Officers and Directors of One Madison After the Business Combination

Management and Board of Directors

The following is a list of persons who are anticipated to be the combined company’s executive officers and directors following the business combination and their ages and anticipated positions following the business combination.

Name	Age	Position(s) Held
J. Mark Borseth	60	Chief Executive Officer
Bharani Bobba*	48	Chief Financial Officer
Antonio Grassotti	58	Managing Director, APAC
Eric Laurensse	55	Managing Director, Europe
Lawrence B. Thomas	55	Vice President and Managing Director, Americas
Bret Haldin	46	Vice President, Global Marketing and Product Development
Michele Smolin	58	Vice President and General Counsel
James English	59	Vice President and Project Management Officer
Omar M. Asali	48	Executive Chairman of the Board of Directors
Michael A. Jones	56	Director
Thomas F. Corley	55	Director
Robert C. King	59	Director
Steve A. Kovach	61	Director
Salil Seshadri	42	Director
Michael S. Gliedman	55	Director
Alicia M. Tranen	46	Director

*	Mr. Bobba is currently our Chief Financial Officer; however, he is not expected to continue as Chief Financial Officer after the business combination.

(1)	Proposed members of the Audit Committee.

(2)	Proposed members of the Compensation Committee.

(3)	Proposed members of the Nominating and Governance Committee.

Information about the Anticipated Executive Officers and Directors Upon the Closing of the Business Combination

One Madison’s business affairs will be managed under the direction of its board of directors.

Upon the closing, we anticipate increasing the size of our board of directors from four (4) to at least eight (8) directors, each of whom will be voted upon by our shareholders at the general meeting. If all director nominees are elected and the business combination is consummated, our board of directors will consist of at least eight (8) directors. One Madison’s proposed charter provides that the number of directors may be increased or decreased from time to time by a resolution of One Madison’s board of directors.

J. Mark Borseth, 60, has served as Chief Executive Officer of Ranpak since April 2017, prior to which he served as Chief Financial Officer from May 2015. Upon the consummation of the business combination, Mr. Borseth will become Chief Executive Officer of One Madison. Prior to joining Ranpak, Mr. Borseth served as Operating Partner at Turnspire Capital Partners from December 2014 to May 2015, Executive Vice President and Chief Financial Officer at Constar International from 2009 to June 2014 and Senior Vice President and Chief Financial Officer at Eclips Aviation from 2007 to 2009. Prior to 2007, Mr. Borseth served in various management and financial leadership positions with 3M. Mr. Borseth received a B.S. in Business Administration and Management and an M.B.A. from Minnesota State University.

Bharani Bobba, 48, has served as our Chief Financial Officer since September 2017. Mr. Bobba has 24 years of experience across operational consulting, private equity, and investment banking, primarily in the consumer and retail sectors. Mr. Bobba joined our sponsor in July 2017 where he is a Managing Director. Mr. Bobba works closely with other members of our sponsor team to identify investment opportunities. Before joining our sponsor, Mr. Bobba was at Genpact Limited, which is a consulting and outsourcing firm, for five years. Mr. Bobba had several roles including Senior Vice President with responsibility for strategy, M&A and other growth initiatives for the Consumer, Retail and Healthcare Business Unit. He was also the business leader and client partner in the Consumer Retail vertical, where he worked closely with the 3G Capital, Inc. team at Kraft Heinz. He also developed and grew large relationships at McDonald’s and Walgreens Boots Alliance in addition to his responsibilities of leading the business. Prior to joining Genpact in 2012, Mr. Bobba founded Baseline Partners, an investment firm focused on making private equity and public investments in illiquid small cap Indian companies which were poised for exceptional growth and returns on capital primarily in consumer and retail sectors. In addition to growth capital, he provided extensive operational support to portfolio companies, including taking on interim management positions. Prior to Baseline, Mr. Bobba worked at Merrill Lynch, Pierce, Fenner & Smith Incorporated in investment banking for 10 years where he advised on mergers and acquisitions and capital raising for many of the top Global Consumer Packaged Goods and retail companies. Mr. Bobba received an M.B.A. from Duke University and a B.A. in Economics from Georgetown University.

Antonio Grassotti, 58, has served as Managing Director of Ranpak for the regional activities in APAC since 2016. Upon the consummation of the business combination, Mr. Grassotti will become Managing Director, APAC of One Madison. Prior to joining Ranpak, Mr. Grassotti served as Area Business Development Manager for Greatview Aseptic Packaging GmbH from 2010 to 2015. Mr. Grassotti has also worked for multinational corporations such as Alfa Laval AB, Mondi Packaging GmbH and Tetra Pak International SA. Mr. Grassotti received his MSc degree in Mechanical Engineering from The Royal Institute of Technology, Stockholm.

Eric Laurensse, 55, has served as Managing Director of Ranpak BV since July 2009. Upon the consummation of the business combination, Mr. Laurensse will become Managing Director, Europe of One Madison Prior to his tenure at Ranpak BV, Mr. Laurensse was employed by Momentive Performance Materials (formerly GE Silicones) as the Global Marketing Director from 2008 to 2009 and as the Human Resource Director before that. Prior to Momentive’s divesture, Mr. Laurensse served in a variety of roles at GE Silicones since 1996. Mr. Laurensse received his Bachelor in Business Administration from the HTS Bedrijfskunde in Eindhoven, The Netherlands.

Lawrence B. Thomas, 55, has served as Vice President and Managing Director, Americas at Ranpak since April 2018. Upon the consummation of the business combination, Mr. Thomas will become Vice President and Managing Director, Americas of One Madison.] Prior to joining Ranpak, Mr. Thomas served as Vice President at Toyota Tsusho America and as President at GlycoMark, Inc. from August 2014 to March 2017, and as President and Chief Executive Officer at Primet Precision Materials from 2008 to August 2014. Mr. Thomas received a BS in Chemical Engineering from the University of Virginia and an M.B.A. from the University of Chicago. Mr. Thomas is a licensed investment banker under FINRA Series 79 and 63.

Bret Haldin, 46, has served as Vice President, Global Marketing and Product Development at Ranpak since June 2018. Upon the consummation of the business combination, Mr. Haldin will become Global Marketing and Product Development of One Madison. Prior to joining Ranpak, Mr. Haldin served as Director, Strategy and M&A at Avery Dennison Label and Packaging Materials from June 2015 to May 2018 and as Director of Global Strategic Marketing at Honeywell from June 2014. In addition, Mr. Haldin has served in a variety of roles at 3M, including Global Business Development Manager. Mr. Haldin received a B.S. in Aeronautical Engineering from Rensselaer Polytechnic Institute and an M.B.A. in Strategic Management from The Wharton School at the The University of Pennsylvania.

Michele Smolin, 58, has served as Vice President, General Counsel and Secretary at Ranpak since October 2018. Upon the consummation of the business combination, Ms. Smolin will become Vice President and General Counsel of One Madison. Prior to joining Ranpak, she was Of Counsel at Collins & Scanlon LLP from February 2018 and General Counsel at Nottingham Spirk Design Associates, Inc., a business innovation and product design firm, from October 2013 to February 2018. In addition to working for Cliffs Natural Resources, Inc. as division counsel for North American Coal from 2009 to 2013, Ms. Smolin was a partner in private practice with seventeen years’ business litigation experience. Ms. Smolin received a B.A. from Carlow University and a J.D. from Case Western Reserve University School of Law.

James English, 59, has served as Vice President and Project Management Officer at Ranpak since early 2015. Upon the consummation of the business combination, Mr. English will become Vice President and Project Management Officer of One Madison. Prior to that, he served in a variety of roles at Ranpak beginning in 1994, including as Vice President and Chief Financial Officer from 2012 to 2015 and as Vice President of Finance and Treasurer from 2010 to 2012. Mr. English received his M.B.A. from Cleveland State University and his B.S. in Business Administration from Miami University in Ohio.

Omar M. Asali, 48, has been Chairman of our board of directors and Chief Executive Officer since July 2017. Upon the consummation of the business combination, Mr. Asali will become Executive Chairman of our board of directors. Mr. Asali served as President and Chief Executive Officer of HRG from March 2015 until April 2017, as President of HRG effective as of October 2011 and as Acting President since June 2011. Mr. Asali also served as a director of HRG from May 2011 to April 2017. Mr. Asali was responsible for overseeing the day-to-day activities of HRG, including M&A activity and overall business strategy for HRG and HRG’s underlying subsidiaries. Mr. Asali was directly involved in all of HRG’s acquisitions across all sectors, and he was actively involved in HRG’s management and investment activities. Mr. Asali was also the Vice Chairman of Spectrum Brands and a member of the board of directors of FGL, Front Street Re Cayman Ltd. and NZCH Corporation (formerly, Zap.Com Corporation), each a subsidiary of HRG. Prior to becoming President of HRG, Mr. Asali was a Managing Director and Head of Global Strategy of Harbinger Capital. Prior to joining Harbinger Capital in 2009, Mr. Asali was the co-head of Goldman Sachs HFS where he helped manage approximately $25 billion of capital allocated to external managers. Mr. Asali also served as co-chair of the Investment Committee at Goldman Sachs HFS. Before joining Goldman Sachs HFS in 2003, Mr. Asali worked in Goldman Sachs’ Investment Banking Division, providing M&A and strategic advisory services to clients in the High Technology Group. Mr. Asali previously worked at Capital Guidance, a boutique private equity firm. Mr. Asali began his career working for a public accounting firm. Mr. Asali received an M.B.A. from Columbia Business School and a B.S. in Accounting from Virginia Tech.

Mr. Asali’s qualifications to serve on our board of directors include: his substantial experience in mergers and acquisitions, corporate finance and strategic business planning; his track record at HRG and in advising and managing multi-national companies; and his experience serving as a director for various public and private companies.

Michael A. Jones, 56, has been a member of our board of directors since July 2017. Mr. Jones served as Chief Customer Officer of Lowe’s Companies, Inc. from May 2014 through October 2016. In this role, Mr. Jones was responsible for store environment, merchandising, customer experience, marketing, strategy and research for Lowe’s U.S. stores operations. Prior to this role, Mr. Jones served as the Chief Merchandising Officer of Lowe’s Companies Inc. since January 2013. In this capacity, Mr. Jones was responsible for both domestic and global sourcing for the merchandising offering for Lowe’s U.S. stores, and U.S. pricing operations. Mr. Jones served as Head of Business Unit Americas and Executive Vice President at Husqvarna AB from June 2011 to January 2013. In this role, Jones led sales, service and manufacturing operations for Husqvarna’s North and Latin American businesses. Prior to this role, Mr. Jones served as Head of Sales and Service for North and Latin America at Husqvarna AB since October 2009. Mr. Jones served as the General Manager of Cooking Products within the appliances division of General Electric (“GE”) from June 2007 to October 2009, and from 1994 to 2007, held various leadership positions with GE in Sales, Service, Product Management and international business. He began his career at GE in appliance builder sales, and held roles with increasing responsibility during his time at GE, including Chief Commercial Officer in Europe, Middle East and Africa and for GE Consumer and Industrial. He is currently on the Board of Johnson C. Smith University. Mr. Jones received a Bachelor’s Degree in business administration from California Coast University in Santa Ana, California.

Mr. Jones’s qualifications to serve on our board of directors include: his strong business and financial acumen, including the ability to read operational financials and balance sheets; his sell-side and buy-side analyst experience including presentations to analyst and investors and business positioning; his substantial experience in strategy development and extensive leadership positions in various companies.

Thomas F. Corley, 55, has been a member of our board of directors since July 2017. Mr. Corley is currently the Global Chief Retail Officer and President of U.S. Retail Markets for Catalina, with responsibility for all of Catalina’s engagements with retailers globally. Mr. Corley previously served as Chief Operating Officer of Acosta, Inc. from January 2016 until December 1, 2016. While at Acosta, Mr. Corley oversaw the Sales and Foodservice divisions and worked to deepen consumer packaged goods clients and customer relationships, identify retail operating strategies and develop a differentiated sales organization. Prior to serving at Acosta, Mr. Corley served as an Executive Vice President of U.S. Sales and Foodservice at Kraft Foods Group, Inc. since 2012. Mr. Corley served as an Executive Vice President and President of U.S. Retail Sales and Foodservice for Kraft Foods Group, Inc. since October 2012 and February 2013 respectively. Mr. Corley served as President of U.S. Sales for Kraft Foods Group, Inc. from October 2012 to February 2013. He has more than 30 years of industry experience with Kraft Foods Group and General Foods, including more than 15 years in Kraft senior leadership and sales roles with responsibility for customer collaboration, new business development, field sales commercialization, acquisition integration and organizational development. Previously, he led the U.S. Field Sales Organization and Walmart/Kraft Sales Organizations for Kraft Foods North America with global oversight for headquarter engagement and retail execution. His additional roles at Kraft included Vice President of Walmart/Customer Development Organization, Area Vice President, East Customer Development Organizations and Area Vice President of South Area Field Sales Organization. Mr. Corley received a Bachelor’s Degree from the University of St. Thomas in Minnesota.

Mr. Corley’s qualifications to serve on our board of directors include: his 30 years of industry experience with Kraft Foods Group and General Foods; his more than 15 years in Kraft senior leadership with responsibility for acquisition integration and organizational development; and his overall experience with consumer packaged goods clients, customer relationships and identifying retail operating strategies.

Robert C. King, 59, has been a member of our board of directors since July 2017. Mr. King served as the Chief Executive Officer of CytoSport, Inc. from June 2013 to August 2014. Prior to joining Cytosport, Mr. King served as an Advisor to TSG Consumer Partners from March 2011 to July 2013. Mr. King spent 21 years in the North America Pepsi system from 1989 to 2010. Before joining the North America Pepsi system, Mr. King worked in various sales and marketing positions with E&J Gallo Winery from 1984 to 1989 and with Procter & Gamble from 1980 to 1984. Previously, Mr. King served as an Executive Vice President and President of North America at Pepsi Bottling Group Inc. from November 2008 to 2010, with responsibility for all PBG business in the United States, Canada and Mexico. He served as the President of PBG’s North American business at Bottling Group from December 2006 to November 2008. Mr. King served as the President of North American Field Operations at Pepsi Bottling Group Inc. from October 2005 to December 2006. He served as Senior Vice President and General Manager of Pepsi Bottling Group’s Mid-Atlantic Business Unit from 2002 to 2005. Mr. King joined Pepsi-Cola North America in 1989 as a Business Development Manager. Mr. King served as a General Manager of Pepsi Bottling Group’s Sacramento Market Unit since 1992 and then served as a Vice President of Customer Development in the Mid-Atlantic Business Unit since 1994. Mr. King served as a General Manager of the New Jersey Market Unit at Pepsi Bottling Group from 1996 to 1998 and then served as the North America Vice President of On-Premise Sales since 1998. Mr. King served as Vice President of National Sales and Field Marketing at Pepsi Bottling Group since December 1999. He served as a Senior Vice President of National Sales and Field Marketing at Pepsi Bottling Group since 2001. Mr. King has served as a Director and advisor to CytoSport, Island Oasis Frozen Cocktail Co., Inc. and Neurobrands, LLC, a producer of premium functional beverages. Mr. King has been an Executive Advisory Partner at Wind Point Partners and Chairman of Gehl Foods, a WPP portfolio company since May 2015. Mr. King is also a Director of Exal Corporation, an Ontario Teachers Pension Plan portfolio company, since February 2017, a Director of Freshpet Inc. since November 2014. Currently, Mr. King serves as a Director of Arctic Glacier, a Carlyle LLC portfolio company, since August 2017. Mr. King received a Bachelor of Arts in English from Fairfield University.

Mr. King’s qualifications to serve on our board of directors include: his corporate leadership and public company experience; and his more than 37 years of substantial expertise in managing businesses and operations in the consumer packaged goods industry, including his 21 years in the North America Pepsi system.

Steve A. Kovach, 61, is being nominated for election to our board of directors for the first time. Mr. Kovach is currently retired.  He served as the President and Chief Executive Officer of Ranpak Corp. from August 2012 to June 2017.  In this role, Mr. Kovach was responsible for overseeing the day-to-day activities of Ranpak and overall corporate strategy.  Prior to that, he was a Senior Vice President and the Chief Financial Officer of Ranpak Corp. from September 1996 to July 2012 and was responsible for all financial reporting and managing Ranpak’s financial management personnel and systems, as well as the company’s human resource and information technology functions.  He also served as a Director of Ranpak from  April 2002 to June 2017.  From July 1988 until July 1993, Mr. Kovach was employed by LDI Corporation in a variety of managerial positions including serving as Vice President, Finance.  He was also a Manager, Financial Trading and held other professional positions at BP America from July 1984 to July 1988.  Mr. Kovach received an M.B.A. from the University of Chicago and a B.S.B.A. in Finance from Miami University, Ohio.

Mr. Kovach’s qualifications to serve on our board of directors include:  his corporate leadership experience, including his experience as the Chief Executive Officer and, prior to that, as the Chief Financial Officer of Ranpak; his substantial expertise in managing businesses, operations and business strategy in the protective packaging industry, including his 21 years as a senior executive at Ranpak; and his extensive experience in corporate finance.

Salil Seshadri, 42, is being nominated for election to our board of directors for the first time.  Mr. Seshadri is the Chief Investment Officer and founding partner of JS Capital Management LLC, a private investment firm that he started with Jonathan Soros in January 2012.  JS Capital invests across public and private markets with an emphasis on owning a handful of high quality, durable, operating businesses.  Prior to joining JS Capital, Mr. Seshadri was a senior member of the investment team of Soros Fund Management, where he served from 2009 to 2011, with a focus on fundamentally oriented investments.  Prior to joining Soros Fund Management, Mr. Seshadri was employed for nearly a decade by Goldman Sachs Group, Inc.  At Goldman Sachs, Mr. Seshadri served as Vice President in Goldman Sachs’ Hedge Fund Strategies group from 2002 to 2008.  Currently, Mr. Seshadri serves as a Director of Ezetap, a private financial technology firm, since 2016 and of Niyo, a private financial technology firm, since February 2018.  He also serves on the Investment Committee of the United States Tennis Association. Mr. Seshadri received a B.A. in Economics, with a concentration in Psychology from Columbia University.

Mr. Seshadri’s qualifications to serve on our board of directors include: his strong business and financial acumen, including the ability to read operational financials and balance sheets; his extensive experience as an investor in public and private companies of all sizes across multiple industries; his background evaluating the financial performance of both public and private companies; and his experience as a director and/or a significant shareholder in numerous companies.

Michael S. Gliedman, 55, is being nominated for election to our board of directors for the first time. Mr. Gliedman is currently Managing Director of Blue Strat Advisors, a technology strategy and digital transformation consulting firm he founded in November 2017. Prior to forming Blue Strat Advisors, Mr. Gliedman was Senior Vice President and Chief Information Officer for the National Basketball Association from July 1999 to July 2017, where he was responsible for identifying and applying technologies to enhance the fan experience, technology strategy formulation, systems design and implementation and cyber-security for the league. Prior to joining the NBA, Mr. Gliedman served as Senior Vice President, Application Development at Viacom from May 1997 to June 1999. Prior to joining Viacom, he was a Principal in the Media & Entertainment practice at Booz Allen & Hamilton, from October 1991 to May 1997. Mr. Gliedman received an M.B.A with a concentration in Marketing from Columbia Business School and a B.A. in Computer Science from Brandeis University.

Mr. Gliedman’s qualifications to serve on our board of directors include: his extensive experience aligning technology with business strategy - developed through years as a management consultant and as an operator at both Viacom and the NBA; his substantial expertise in digital marketing and social media; and his 18 years of corporate leadership experience as a senior executive at the NBA.

Alicia M. Tranen, Alicia M. Tranen, 46, is being nominated for election to our board of directors for the first time. Ms. Tranen is currently the Founder, General Partner and Portfolio Manager of Boulevard Capital Management, which she founded in June 2008. Boulevard Capital Management is an investment fund that primarily invests in public companies. Previously, she served as a Senior Analyst at Cantillon Capital, an $11 billion long-short equity hedge fund, from inception in February 2003 to March 2008. At Cantillon, Ms. Tranen was a senior member of the investment team. Prior to that, she was a Principal at RRE Ventures, a venture capital firm with $500 million in assets, from September 1999 to March 2002. While at RRE Ventures, Ms. Tranen served on the boards of directors, or as an observer to the board, of 10 RRE Ventures portfolio companies. From September 1994 to August 1997, Ms. Tranen was a Research Associate at Fidelity Management & Research Co, where she was responsible for research, analysis and coverage of over 100 public companies. Ms. Tranen currently serves on the Advisory Board of the Socal Food Allergy Institute. Ms. Tranen received an M.B.A. from Harvard Business School and a B.A. in Economics from Tufts University.

Ms. Tranen’s qualifications to serve on our board of directors include: her strong business and financial acumen, including the ability to read operational financials and balance sheets; her extensive experience as an investor in public companies of all sizes across multiple industries; her background evaluating the financial performance of late stage private companies and public companies; and her experience as a director and/or a significant shareholder in numerous companies.

Staggered Board; Classes of Directors

In accordance with One Madison’s proposed charter and if Organizational Documents Proposal B is approved, upon the consummation of the business combination, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Except as otherwise provided by law and subject to the rights of any class or series of preferred stock, vacancies on our board of directors (including a vacancy created by an increase in the size of the board of directors) may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the board of directors to fill a vacancy (other than a vacancy created by an increase in the size of the board of directors) serves for the unexpired term of such director’s predecessor in office and until such director’s successor is elected and qualified. A director appointed to fill a position resulting from an increase in the size of the board of directors serves until the next annual meeting of stockholders at which the class of directors to which such director is assigned by the board of directors is to be elected by stockholders and until such director’s successor is elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Upon the consummation of the business combination, One Madison’s board of directors will be divided among the three classes as follows:

●	The Class I directors will be , with terms expiring at the 2020 annual meeting of stockholders.

●	The Class II directors will be , with terms expiring at the 2021 annual meeting of stockholders.

●	The Class III directors will be , with terms expiring at the 2022 annual meeting.

Independence of the Board of Directors

Upon the completion of the business combination, we anticipate that the size of the post-combination company’s board of directors will be at least eight directors,         of whom will qualify as independent within the meaning of the independent director guidelines of the NYSE. We anticipate that              will be “independent directors” as defined in the rules of the NYSE and applicable SEC rules and regulations.

The rules of the NYSE require that a majority of One Madison’s board of directors be independent. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company).

Committees of the Board of Directors

Following the business combination, One Madison’s board of directors will retain the existing three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to the One Madison board of directors as they deem appropriate and as the One Madison board of directors may request. The proposed composition and the duties and responsibilities of these committees are set forth below. Members will serve on these committees until their resignation or until otherwise determined by One Madison’s board of directors.

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee

*	Denotes chairman of the applicable committee

Audit Committee

One Madison’s Audit Committee oversees One Madison’s corporate accounting and financial reporting process. The Audit Committee charter details the principal responsibilities of the Audit Committee, including:

●	meeting with One Madison’s independent auditor regarding, among other issues, audits, and adequacy of One Madison’s accounting and control systems;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	inquiring and discussing with management One Madison’s compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by One Madison’s independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by One Madison regarding accounting, internal accounting controls or reports which raise material issues regarding One Madison’s financial statements or accounting policies; and

●	reviewing and approving all payments made to One Madison’s existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of the Audit Committee will be reviewed and approved by the board of directors, with the interested director or directors abstaining from such review and approval.

The charter also provides that the Audit Committee has the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. The written charter is available on One Madison’s website (www.onemadisoncorp.com). The information on One Madison’s website is not part of this proxy statement/prospectus.

Upon consummation of the business combination, One Madison anticipates that its Audit Committee will consist of         , with             serving as the chair of the Audit Committee. One Madison anticipates that each of             will qualify as independent directors according to the rules and regulations of the SEC and the NYSE with respect to audit committee membership. One Madison also believes that       each qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K.

Compensation Committee

One Madison’s Compensation Committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The Compensation Committee charter details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to One Madison’s chief executive officer’s compensation, evaluating the chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the chief executive officer based on such evaluation;

●	reviewing and approving the compensation of all of One Madison’s other Section 16 executive officers;

●	reviewing One Madison’s executive compensation policies and plans;

●	implementing and administering One Madison’s incentive compensation equity-based remuneration plans;

●	assisting management in complying with One Madison’s proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for One Madison’s executive officers and employees;

●	producing a report on executive compensation to be included in One Madison’s annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC. The written charter is available on One Madison’s website (www.onemadisoncorp.com). The information on One Madison’s website is not part of this proxy statement/prospectus.

Upon the consummation of the business combination, One Madison anticipates that its Compensation Committee will consist of       , with         serving as the chair of the Compensation Committee. One Madison anticipates that each of      will qualify as independent under the applicable rules of the NYSE, and each will be “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

One Madison’s Nominating and Corporate Governance Committee is responsible for making recommendations to One Madison’s board of directors regarding candidates for directorships and the size and composition of One Madison’s board of directors. In addition, the Nominating and Corporate Governance Committee is primarily responsible for assisting the board in:

●	identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual general meeting of shareholders or to fill vacancies on the board of directors;

●	developing, recommending to the board of directors and overseeing implementation of One Madison’s corporate governance guidelines;

●	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

●	reviewing on a regular basis One Madison’s overall corporate governance and recommending improvements as and when necessary.

The Nominating and Corporate Governance Committee is governed by a charter that complies with the rules of the NYSE, and is available on One Madison’s website (www.onemadisoncorp.com). The information on One Madison’s website is not part of this proxy statement/prospectus.

Upon the consummation of the business combination, One Madison anticipates that its Nominating and Corporate Governance Committee will consist of          , with             serving as the chair of the Nominating and Corporate Governance Committee. One Madison anticipates that each of           will be an independent director under the applicable rules of the NYSE relating to Nominating and Corporate Governance Committee independence.

Code of Ethics

One Madison has adopted a Code of Ethics applicable to One Madison’s directors, officers and employees that complies with the rules and requirements of the NYSE. The Code of Ethics is available on One Madison’s website (www.onemadisoncorp.com). The information on One Madison’s website is not part of this proxy statement/prospectus. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. One Madison intends to disclose any amendments to or waivers of certain provisions of the Code of Ethics in a Current Report on Form 8-K.

Executive Compensation

Post-Business Combination Company Executive Compensation

The following disclosure concerns the compensation of individuals who will serve as One Madison’s named executive officers and directors following the completion of the business combination.

One Madison is, and immediately following the business combination will continue to be, an emerging growth company, and accordingly, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. After the initial business combination, we anticipate providing base salary and annual cash bonus opportunities to our named executive officers (“NEOs”) that are generally consistent with what those individuals received in the year prior to the closing of the business combination, subject to ongoing review by our Compensation Committee.

In addition, we intend to implement a new equity compensation program to reward NEOs’ long-term performance. We believe that providing a meaningful portion of the total compensation package in the form of equity-based awards will align the incentives of our NEOs with the interests of our shareholders and serve to motivate and retain each NEO. As such, One Madison is seeking shareholder approval of a new omnibus equity incentive plan that is described in more detail in “Proposal No. 12 – The Incentive Plan Proposal.”

Following the business combination, the company expects to maintain various employee benefit plans, including medical, dental, disability, life insurance and 401(k) plans, in which the NEOs will participate, subject to ongoing review and amendment from time to time. The current arrangements are described in further detail in the section below entitled “Executive Compensation – Pre-Business Combination Executive Compensation.”

Director Compensation following the Business Combination

Following the business combination, the Compensation Committee will determine the annual compensation to be paid to the non-employee members of the One Madison board of directors. The committee has not yet determined the details of the director compensation policy.

Pre-Business Combination Executive Compensation

One Madison

The following disclosure concerns the compensation of One Madison’s officers and directors for the fiscal year ended December 31, 2018 (i.e., pre-business combination).

None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on January 17, 2018, and through the earlier of the consummation of a business combination or our liquidation, we pay monthly recurring expenses of $10,000 to our Sponsor for office space and secretarial and administrative expenses. In addition, our Sponsor, executive officers and directors and any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our Audit Committee reviews all payments that were made to our Sponsor, executive officers or directors, and any of their respective affiliates on a quarterly basis.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company.

Ranpak

The following disclosure concerns the compensation of the Ranpak executive officers who would be Ranpak’s NEOs if Ranpak was subject to the reporting requirements under the Exchange Act. We expect that at least some of these executive officers will be NEOs of the combined business after the closing.

One Madison is, and after the business combination, the combined business will be, an emerging growth company and therefore is subject to reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

2018 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)(3)	Bonus ($) (d)(4)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)(5)	Non-qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)(6)	Total ($) (j)
J. Mark Borseth	2018	400,000						39,962	439,962
Chief Executive Officer	2017	369,414	50,000			154,000		49,191	622,605

Antonio Grassotti,(1)	2018	350,899						105,929	456,828
Managing Director, APAC	2017	351,049				74,036		105,570	530,655

Eric Laurensse,(2)	2018	258,453						41,862	300,315
Managing Director, Europe	2017	263,388				62,674		46,126	372,188

(1)	Mr. Grassotti receives his cash compensation in Singapore dollars. The amounts reported above were converted to U.S. dollars using a rate of 0.749 and 0.734 Singapore dollars per U.S. dollar, calculated as of December 29, 2017 and December 31, 2018, respectively.

(2)	Mr. Laurensse receives his cash compensation in Euros. The amounts reported above were converted to U.S. dollars using a rate of 1.200 and 1.148 Euros per U.S. dollar, calculated as of December 29, 2017 and December 31, 2018, respectively.

(3)	Base salary for Mr. Laurensse includes holiday pay equal to $19,046 for 2017 and $18,856 for 2018.

(4)	Mr. Borseth received a discretionary bonus in recognition of his performance in his roles of both the Chief Executive Officer and Chief Financial Officer of Ranpak in 2017.

(5)	The amount of cash bonuses for 2018 remains subject to receipt of Ranpak’s audited financial statements and approval by Ranpak’s board of directors.

(6)	Amounts under the “All Other Compensation” column for 2018 include: (i) for Mr. Borseth, a car allowance of $13,062 (including insurance, maintenance and fuel), $17,430 and $865 for medical and dental insurance premiums, respectively, paid by Ranpak, $355 in life insurance premiums paid by Ranpak and $8,250 in 401(k) matching contributions; (ii) for Mr. Grassotti, a car allowance of $27,767 (including maintenance), a housing allowance of $70,464, a travel allowance of $693 and $7,005 for medical insurance premiums paid by Ranpak, and (iii) for Mr. Laurensse, a car allowance of $24,490 (including insurance and maintenance), $4,327 for medical insurance premiums paid by Ranpak and a pension contribution of $13,045.

Narrative to Summary Compensation Table

Executive Employment Agreements

Ranpak entered into an employment agreement with Mr. Laurensse, which provides for an annual base salary of $239,597 for 2018, and an annual holiday allowance equal to 8% of his gross base salary. In addition, Mr. Laurensse is entitled to a company car allowance, which equaled $24,490 in 2018. Ranpak also makes a premium contribution to Mr. Laurensse’s health care and provides Mr. Laurensse with a pension benefit on the same terms and conditions as other employees of Ranpak B.V.

Both Messrs. Borseth and Grassotti entered into severance and non-competition agreements with Ranpak, as discussed below in the section entitled “Potential Payments Upon Termination or Change in Control.”

2018 Salaries

The NEOs receive base salaries to compensate them for services rendered to Ranpak. The base salaries are intended to provide a fixed component of compensation that is commensurate with each executive’s experience, role and responsibilities.

The base salaries for 2018 are set forth in the Summary Compensation Table above.

2018 Bonuses

In 2018, Messrs. Borseth, Grassotti and Laurensse were eligible to earn annual cash bonuses targeted at 70%, 35% and 50%, respectively, of their base salaries. Each NEO was eligible to earn his bonus based on the attainment of company EBITDA targets established by Ranpak’s board of directors. Mr. Grassotti’s bonus is also based on the attainment of certain EBITDA targets for the Asia-Pacific business unit.

The actual cash bonuses awarded to each NEO for 2018 performance are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Equity Compensation

Each of the NEOs received equity interests from indirect holding companies of Ranpak managed by Rhône for services they provided to Rhône in connection with Rhône’s investment in Ranpak prior to the business combination. These equity interests are expected to be settled immediately prior to the business combination.

Other Elements of Compensation

Retirement Plans

Ranpak maintains a 401(k) retirement savings plan for its employees in the United States, including the NEOs, who satisfy certain eligibility requirements. Mr. Borseth is eligible to participate in the 401(k) plan on the same terms as other full-time employees and receives matching contributions equal to 50% of the first 6% of his individual contribution.

Mr. Grassotti does not receive a retirement plan contribution from Ranpak. Ranpak makes an annual contribution to a pension plan on behalf of Mr. Laurensse.

Employee Benefits and Perquisites

All of Ranpak’s full-time employees, including the NEOs, are eligible to participate in Ranpak’s health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance and life insurance.

As part of their compensation packages, Messrs. Borseth, Grassotti and Laurensse were entitled to a car allowance payment, which included fuel, maintenance and insurance. In 2018, the car allowance was $13,062 for Mr. Borseth, $27,767 for Mr. Grassotti and $24,490 for Mr. Laurensse. Ranpak provided this benefit to help ensure that Messrs. Borseth, Grassotti and Laurensse would be able to devote their full business time to Ranpak’s affairs and to make employment at Ranpak attractive at a relatively modest cost to Ranpak.

Potential Payments Upon Termination or Change in Control

Ranpak has entered into severance and non-competition agreements with Messrs. Borseth and Grassotti, which provide for payment of severance benefits upon a termination of employment by Ranpak without cause (as defined in the agreement) or by the executive for good reason (as defined in the agreement).

In the event of Mr. Borseth’s termination of employment without cause by Ranpak or his resignation for good reason he is entitled to receive the following payments and benefits under the terms of his severance and non-competition agreement: (i) 18 months of base salary continuation, (ii) a pro-rata bonus for the year in which termination occurs, and (iii) payment of COBRA continuation premiums for himself and his dependents for the earlier of (x) 18 months or (y) becoming eligible for coverage under a substantially equivalent medical insurance plan by a subsequent employer. All severance payments are subject to the execution of a valid release of claims.

Upon a termination of employment by Ranpak without cause or his resignation for good reason, Mr. Grassotti is entitled to receive the following payments and benefits under the terms of his severance and non-competition agreement: (i) 12 months of base salary continuation, (ii) a pro-rata bonus for the year in which termination occurs, and (iii) a payment to cover the remaining contractual commitments for housing, car and medical expenses, not to exceed his stated allowance or span longer than a 12-month period.

Mr. Laurensse is not entitled to any severance payment upon a termination of employment; however, he is entitled to a three-month notice period (or a payment in lieu thereof) if his employment is terminated by the company, in addition to any severance or benefit he may be entitled to under Dutch labor laws.

In addition, Messrs. Borseth and Grassotti are subject to non-competition and non-solicitation restrictions for a period of 24 months following a termination of employment and Mr. Laurensse is subject to such restrictions for a period of 12 months following a termination of employment.

2019 Omnibus Incentive Plan

One Madison has adopted and is seeking shareholder approval of the Incentive Plan. We anticipate that, if shareholders approve the Incentive Plan and the Incentive Plan becomes effective, awards will be made following the business combination.

The aggregate number of Class A ordinary shares of One Madison reserved for issuance pursuant to awards under the Incentive Plan is equal to 8% of the Class A ordinary shares outstanding, including shares authorized under the Incentive Plan. Any employee, director or consultant of One Madison is eligible to receive an award under the Incentive Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules and regulations, or any accounting or tax rules and regulations.

The Incentive Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), restricted stock, restricted stock units, performance-based awards, other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals under the Incentive Plan. Each award will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award. Please see the section entitled “Proposal No. 12 – The Incentive Plan Proposal” for a summary of the material terms of the Incentive Plan.

Beneficial Ownership of Securities

The following table sets forth information known to One Madison regarding (i) the actual beneficial ownership of our ordinary shares at                   , 2019 (prior to the business combination and the related transactions) and (ii) the expected beneficial ownership of our ordinary shares immediately following the consummation of the business combination and related transactions, assuming that no public shares of One Madison are redeemed, and alternatively that 26,000,000 public shares (i.e., all 30,000,000 outstanding public shares, less the 4,000,000 public shares owned by the BSOF entities that such parties have agreed not to redeem) are redeemed, in each case, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors;

●	each person who will become an executive officer or director of One Madison post-business combination; and

●	all our executive officers and directors as a group pre-business combination and post-business combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The expected beneficial ownership of our ordinary shares immediately following consummation of the business combination and the related agreements has been determined based upon the following assumptions: (i) no public shareholder has exercised its redemption rights to receive cash from the trust account in exchange for its public shares, (ii) none of the investors set forth in the table below has purchased or purchases ordinary shares in the open market and (iii) there will be an aggregate of 70,450,000 ordinary shares issued and outstanding at the closing (consisting of (w) 30,000,000 public shares (including the 4,000,000 public shares owned by the BSOF entities), (x) 11,250,000 ordinary shares issued upon conversion of the outstanding founder shares upon the closing, (y) 14,200,000 ordinary shares issued to the subscription investors pursuant to the subscription agreements and (z) 15,000,000 ordinary shares issued to the anchor investors pursuant to the forward purchase agreements.

The expected beneficial ownership of our ordinary shares immediately following consummation of the business combination and the related transactions, assuming the maximum number of public shares are redeemed, has been determined based upon the following assumptions: (i) public shareholders have exercised their redemption rights with respect to 26,000,000 public shares (i.e., all 30,000,000 outstanding public shares, less the 4,000,000 public shares owned by the BSOF entities, which would not be redeemed), (ii) none of the investors set forth in the table below has purchased or purchases ordinary shares in the open market and (iii) there will be an aggregate of 37,950,000 ordinary shares issued and outstanding at the closing (consisting of (w) 4,000,000 public shares (i.e., only the 4,000,000 public shares owned by the BSOF entities), (x) 4,750,000 ordinary shares issued upon conversion of the outstanding founder shares upon the closing, (y) 14,200,000 ordinary shares issued to the subscription investors pursuant to the subscription agreements and (z) 15,000,000 ordinary shares issued to the anchor investors pursuant to the forward purchase agreements.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. In connection with the IPO, we entered into an agreement with our Sponsor and each of our directors and officers, pursuant to which each agreed to vote any ordinary shares owned by them in favor of the Business Combination Proposal and the NYSE Proposal. In addition, pursuant to the subscription agreements and the voting agreement, the subscription investors and the BSOF entities have also agreed to vote ordinary shares owned by them in favor of the Business Combination Proposal. Currently, the holders of our founder shares and the BSOF entities own approximately 36% of our issued and outstanding ordinary shares, in the aggregate. Lastly, pursuant to its forward purchase agreement, one of our anchor investors has waived its right to vote any of its 398,936 Class B ordinary shares on any matter for so long as such shares are held by such anchor investor or any of its controlled affiliates. See the section entitled “The Business Combination – Related Agreements.”

				After Business Combination and Related Transactions
	Prior to Business Combination and Related Transactions			Assuming No Redemption		Assuming Maximum Redemption
Directors and Executive Officers	Number of Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Omar Asali	6,538,689	(1)	15.9%	8,615,306	12.2%	2,615,600	6.9%
Salil Seshadri	50,000		0.1%	439,333	0.6%	439,333	1.2%
Bharani Bobba	102,261		0.2%	119,863	0.2%	24,205	0.1%
Thomas Corley	60,000		0.1%	60,000	0.1%	60,000	0.2%
Robert King	60,000		0.1%	60,000	0.1%	60,000	0.2%
Michael Jones	60,000		0.1%	60,000	0.1%	60,000	0.2%

(1)	Omar Asali directly holds 266,689 Class B ordinary shares. Additionally, Mr. Asali is the manager of One Madison Group LLC. Mr. Asali may be deemed to beneficially own the 6,272,000 of the Class B ordinary shares held by One Madison Group LLC, and ultimately exercises sole voting and dispositive power over such shares. Mr. Asali disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Prior to the consummation of the IPO, our Sponsor purchased 8,625,000 Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.003 per share, and the anchor investors purchased 3,750,000 Class B ordinary shares for an aggregate purchase price of $37,500, or approximately $0.01 per share. The founder shares were issued to the anchor investors in connection with their agreement to purchase an aggregate of 15,000,000 forward purchase shares, plus an aggregate of 5,000,000 forward purchase warrants, for an aggregate purchase price of $150,000,000, in a private placement to occur concurrently with the closing of the initial business combination. We also entered into a strategic partnership agreement, pursuant to which our Sponsor transferred 525,000 founder shares to the BSOF entities (the “strategic partnership agreement”). In January 2018, our Sponsor transferred 240,000 founder shares to One Madison’s independent directors at their original purchase price. Subsequently 60,000 of the 240,000 founder shares were forfeited back to our Sponsor due to the resignation of one of One Madison’s directors in May 2018. On March 8, 2018, following the expiration of the underwriters’ over-allotment option granted in the IPO, our Sponsor surrendered 1,125,000 founder shares to One Madison for no consideration, which One Madison cancelled. In October 2018, our Sponsor sold 100,000 founder shares to One Madison’s Chief Financial Officer and 423,000 founder shares to certain employees of the Sponsor for a total consideration of $3,138.00, or $0.006 per share. As of December 31, 2018, the Sponsor owned 6,272,000 Class B ordinary shares. Currently, the holders of our founder shares and the BSOF entities collectively own approximately 36% of our outstanding ordinary shares entitled to vote and have agreed to vote any voting ordinary shares owned by them in favor of the Business Combination Proposal and the NYSE Proposal. In addition, because of their ownership block, our Sponsor, officers and directors and the anchor investors may be able to effectively influence the outcome of all other matters requiring approval by our shareholders, including amendments to our existing organizational documents and approval of significant corporate transactions.

Our Sponsor and our executive officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws.

Certain Relationships and Related Party Transactions

Incorporated by reference herein is the information set forth under the caption “Certain Relationships and Related Transactions” in One Madison’s Annual Report on Form 10-K for the year ended December 31, 2018. For additional information, see the information set forth under the caption “Item 13. Certain Relationships and Related Transactions” in One Madison’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein.

Description of Securities

The following description of the One Madison Delaware capital stock reflects One Madison Delaware’s capital stock as it will exist upon completion of the domestication and business combination. Subject to the approval of the Business Combination Proposal, the NYSE Proposal, the Domestication Proposal and the Organizational Documents Proposals, the One Madison Delaware capital stock will be governed by One Madison Delaware’s proposed charter and bylaws and the DGCL. This description is a summary and is not complete. We urge you to read in their entirety One Madison Delaware’s proposed organizational documents, which, subject to the approval of the Business Combination Proposal, the NYSE Proposal, the Domestication Proposal and the Organizational Documents Proposals, will be in effect as of the effective time of the domestication and the form of which are included as Annex C and Annex D to this proxy statement/prospectus and are incorporated herein by reference. The following summary should be read in conjunction with the section entitled “Comparison of Corporate Governance and Shareholder Rights.”

Authorized and Outstanding Stock

The proposed charter authorizes the issuance of 426,000,000 shares of capital stock, consisting of (w) 200,000,000 shares of One Madison Delaware Class A common stock, par value $0.0001 per share, (x) 25,000,000 shares of One Madison Delaware Class B common stock, par value $0.0001 per share, (y) 200,000,000 shares of One Madison Delaware Class C common stock, par value $0.0001 per share and (z) 1,000,000 shares of One Madison Delaware’s preferred stock, par value $0.0001 per share. All issued and outstanding shares of common stock of One Madison Delaware following the business combination will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the general meeting, there were (1) 41,250,000 ordinary shares outstanding, of which 30,000,000 were public shares, held of record by approximately      holders, 11,250,000 were Class B ordinary shares, held by our Sponsor, certain employees of us and our Sponsor, our strategic partner, and the anchor investors, (2) no shares of One Madison’s preferred stock outstanding, and (3) 23,000,000 warrants outstanding held of record by approximately      holders. Such numbers do not include DTCC participants or beneficial owners holding shares through nominee names.

Common Stock

One Madison Delaware Common Stock

The One Madison Delaware common stock will have all the rights, powers and privileges provided for in the proposed charter.

Voting Power

Prior to the closing and completion of the Class B Conversion (as defined in the proposed charter and described herein), the holders of One Madison Delaware’s Class A common stock and Class B common stock will possess all voting power for all matters requiring stockholder election and will at all times vote together as one class on all matters submitted to a vote of the stockholders of One Madison Delaware; provided, that prior to the closing and the completion of the Class B Conversion, only the holders of the Class B common stock will have the right to vote on the election of One Madison’s directors. Following the closing and the completion of the Class B Conversion, except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of One Madison Delaware Class A common stock will possess all voting power for the election of One Madison Delaware’s directors and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of the stockholders of One Madison Delaware. Holders of One Madison Delaware Class A common stock are entitled to one vote per share on matters to be voted on by stockholders and voting will not be cumulative. The holders of One Madison Delaware Class C common stock will not have any voting rights.

Dividends

Subject to the rights, if any, of the holders of any outstanding series of the preferred stock, holders of One Madison Delaware common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by One Madison Delaware’s board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of One Madison Delaware, the holders of One Madison Delaware common stock will be entitled to receive an equal amount per share of all of One Madison Delaware’s assets of whatever kind available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of the preferred stock.

Preemptive or Other Rights

One Madison Delaware’s stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to One Madison Delaware common stock.

Election of Directors

There will be no cumulative voting with respect to the election of directors. One Madison Delaware’s proposed charter establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of votes cast at each annual meeting of One Madison Delaware stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Capital Structure

Upon the domestication, the currently issued and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares will automatically convert by operation of law into shares of Class A common stock, Class B common stock and Class C common stock, respectively.

Units

As of the date hereof, each unit consists of one Class A ordinary share and one-half of one warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of  $11.50 per share, subject to adjustment as described in this proxy statement/prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of One Madison’s Class A ordinary shares. For example, if a warrant holder holds one-half of one warrant to purchase a Class A ordinary share, such warrant will not be exercisable. If a warrant holder holds two-halves of one warrant, such whole warrant will be exercisable for one Class A ordinary share at a price of  $11.50 per share. The Class A ordinary shares and warrants comprising the units began separately trading on February 26, 2018. On and after that date, holders have the option to continue to hold units or separate their units into the component securities. Holders who wish to separate their units into Class A ordinary shares and warrants need to have their brokers contact our transfer agent and request such separation.

Ordinary Shares

Upon the closing of One Madison’s initial public offering, 41,250,000 ordinary shares were outstanding, including:

●	30,000,000 ordinary shares issued as part of the IPO; and

●	11,250,000 Class B ordinary shares held by our Sponsor and anchor investors.

Holders of Class A ordinary shares and holders of Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders and will vote together as a single class on all matters submitted to a vote of our shareholders except (i) that prior to the completion of the initial business combination, only the holders of the Class B ordinary shares will have the right to vote on the election of One Madison’s directors and (ii) as otherwise required by law. The Class C ordinary shares have identical terms as the Class A ordinary shares, except the Class C ordinary shares do not grant their holders any voting rights. Unless specified in our existing organizational documents, or as required by applicable provisions of the Cayman Islands Companies Law or applicable stock exchange rules, the affirmative vote of a majority of the Class A ordinary shares and Class B ordinary shares that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of not less than two-thirds of our Class A ordinary shares and Class B ordinary shares that are voted, and pursuant to our existing organizational documents. Such actions include amending our existing organizational documents and approving a statutory merger or consolidation with another company. The forward purchase agreements provide that prior to signing a definitive agreement with respect to a potential initial business combination, and prior to making any material amendment to such definitive agreement following signing, anchor investors representing over 50% of the forward purchase shares must approve such potential initial business combination or amendment, as applicable.

We are providing our shareholders with the opportunity to redeem all or a portion of their public shares (which will convert into shares of One Madison Delaware Class A common stock, Class B common stock or Class C common stock, as applicable, in connection with the domestication) at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest (net of taxes payable), divided by the number of then outstanding public shares. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. For illustrative purposes, based on the fair value of marketable securities held in the trust account as of December 31, 2018 of approximately $305,118,446, the estimated per share redemption price would have been approximately $10.17. The holders of our founder shares have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and, with respect to the holders of our founder shares other than the anchor investors and the BSOF entities, any public shares they may have acquired after our IPO in connection with the completion of the business combination. The BSOF entities have also entered into an agreement to waive their redemption rights with respect to 4,000,000 Class A ordinary shares in the aggregate owned by the BSOF entities. The other members of our management team have entered into agreements similar to the one entered into by our Sponsor with respect to any public shares acquired by them since our IPO. The founder shares are excluded from the pro rata calculation used to determine the per share redemption price. We will complete the business combination only if a majority of the ordinary shares voted are voted in favor of the Business Combination Proposal and the NYSE Proposal. However, the participation of the holders of our founder shares, our Sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described herein), if any, could result in the approval of the business combination even if a majority of our public shareholders vote against the business combination. For purposes of seeking approval of the majority of our outstanding ordinary shares, abstentions will have the effect of a vote against the NYSE Proposal and the Incentive Plan Proposal but will not be treated as shares voted and therefore will not have any effect with respect to any other Proposal. A failure to vote by proxy or in person at the general meeting will have no effect on the outcome of the Proposals. Broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast and will have no effect on the outcome of the vote on any of the Proposals.

Each public shareholder may elect to redeem all or a portion of their public shares irrespective of whether they vote for or against the business combination or if they do not vote at all.

Our existing organizational documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the public shares, without One Madison’s prior consent.

The holders of our founder shares have agreed that we will have until January 22, 2020 to complete the business combination (or another acquisition in the event that the business combination is not consummated for any reason). If we are unable to complete an initial business combination by January 22, 2020, we will: (i) cease all operations except for the purpose of winding-up, liquidation and dissolution, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by January 22, 2020.

In the event of a winding-up, liquidation and dissolution of One Madison after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. One Madison’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that One Madison will provide the public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest (net of taxes payable), divided by the number of then outstanding public shares, upon the completion of the initial business combination, subject to the limitations described herein.

Founder Shares

The founder shares are designated as Class B ordinary shares and, except as described below, are identical to the Class A ordinary shares included in the units sold in the IPO, and the holders of our founder shares have the same shareholder rights as public shareholders, except that (i) the founder shares are subject to certain transfer restrictions, (ii) the holders of our founder shares have entered into agreements with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and, with respect to the holders of our founder shares other than the anchor investors and the BSOF entities, public shares in connection with the completion of the initial business combination, (B) to waive their redemption rights with respect to their founder shares and, with respect to the holders of our founder shares other than the anchor investors and the BSOF entities, public shares in connection with a shareholder vote to approve an amendment to the existing organizational documents that would affect the substance or timing of One Madison’s obligation to redeem 100% of the public shares if One Madison has not consummated an initial business combination by January 22, 2020 and (C) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if One Madison fails to complete its initial business combination by January 22, 2020, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if One Madison fails to complete our initial business combination within such time period, (iii) the founder shares are automatically convertible into Class A ordinary shares (or Class C ordinary shares, at the election of the holder) at the effective time of the initial business combination as described herein, and (iv) prior to the completion of the initial business combination, only the holders of the founder shares will have the right to vote on the election of One Madison’s directors. The holders of our founder shares have agreed to vote their founder shares and, other than the BSOF entities, any public shares purchased during or after this offering in favor of our initial business combination, subject to contractual restrictions on voting with respect to 398,936 founder shares held by one of the anchor investors as described herein. The other members of One Madison’s management team have entered into agreements similar to the one entered into by our Sponsor with respect to any public shares acquired by them in or after the IPO.

Following the domestication and concurrently with or immediately following the consummation of the business combination, the then-issued and outstanding Class B common stock will automatically convert into Class A common stock (or Class C common stock, at the election of the holder) in accordance with the terms of the proposed charter.

The holders of our founder shares (other than our Sponsor, its controlled affiliates and any Sponsor-affiliate) have agreed to not transfer, assign or sell any of their founder shares and any Class A ordinary shares or Class C ordinary shares issued upon conversion thereof until the earlier of  (A) one year after the completion of the initial business combination or (B) subsequent to the initial business combination, if  (x) the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) One Madison complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; and our Sponsor, its controlled affiliates and any Sponsor-affiliate have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares or Class C ordinary shares issued upon conversion thereof until the earlier to occur of: (i) the third anniversary of the consummation of the initial business combination or (ii) the waiver of the foregoing restriction by anchor investors representing over 50% of the forward purchase shares.

Preferred Stock

One Madison Delaware’s proposed charter authorizes 1,000,000 shares of preferred stock and provides that shares of preferred stock may be issued from time to time in one or more series. One Madison Delaware’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. One Madison Delaware’s board of directors will be able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of One Madison Delaware’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of One Madison Delaware or the removal of existing management. One Madison has no preferred stock outstanding at the date hereof. Although One Madison Delaware does not currently intend to issue any shares of preferred stock, One Madison Delaware cannot assure you that it will not do so in the future.

Warrants

Public Shareholders’ and Forward Purchase Warrants

Upon the closing, each whole warrant will entitle the registered holder to purchase one Class A ordinary share (or, at the holder’s election with respect to a forward purchase warrant, one Class C ordinary share) at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the closing, provided that One Madison has an effective registration statement under the Securities Act covering the Class A ordinary shares and Class C ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or One Madison permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares or Class C ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless a registered holder purchases at least two units, such registered holder will not be able to receive or trade a whole warrant. The warrants will expire five years after the closing, or earlier upon redemption or liquidation.

One Madison will not be obligated to deliver any Class A ordinary shares or Class C ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares or Class C ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to One Madison satisfying its obligations described below with respect to registration. No warrant will be exercisable and One Madison will not be obligated to issue Class A ordinary shares or a Class C ordinary shares upon exercise of a warrant unless the Class A ordinary shares or Class C ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will One Madison be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary shares or Class C ordinary shares underlying such unit.

One Madison has agreed that as soon as practicable, but in no event later than thirty (30) business days after the closing, One Madison will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares and Class C ordinary shares issuable upon exercise of the warrants. One Madison will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares and Class C ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing, warrant holders may, until such time as there is an effective registration statement and during any period when One Madison will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Once the warrants become exercisable, One Madison may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the reported last sales price of our Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable, One Madison may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and One Madison issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the public shares may fall below the $18.00 redemption trigger price (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If One Madison calls the warrants for redemption as described above, One Madison’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require any holders to exercise their warrants on a “cashless basis,” One Madison’s management will consider, among other factors, One Madison’s cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Class A ordinary shares and Class C ordinary shares issuable upon the exercise of One Madison’s warrants. If One Madison’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares or Class C ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares and Class C ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” will mean the average reported closing price of one Class A ordinary share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If One Madison’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares and Class C ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If One Madison calls its warrants for redemption and One Madison’s management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify One Madison in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of Class A ordinary shares issued and outstanding immediately after giving effect to such exercise.

If the number of outstanding Class A ordinary shares or Class C ordinary shares is increased by a share capitalization, a share dividend payable in Class A ordinary shares, a split-up of ordinary shares or other similar event, then, on the effective date of such share capitalization, dividend, split-up or similar event, the number of Class A ordinary shares or Class C ordinary shares, as applicable, issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a share dividend of a number of Class A ordinary shares equal to the product of  (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) the quotient of  (x) the price per share of Class A ordinary shares paid in such rights offering and (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if One Madison, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A ordinary shares and Class C ordinary shares on account of such Class A ordinary shares and Class C ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share or Class C ordinary share, as applicable, in respect of such event.

If the number of outstanding Class A ordinary shares or Class C ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of the Class A ordinary shares or Class C ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A ordinary shares or Class C ordinary shares issuable on exercise of each warrant, as applicable, will be decreased in proportion to such decrease in outstanding Class A ordinary shares or Class C ordinary shares, as applicable.

Whenever the number of Class A ordinary shares or Class C ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares or Class C ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, as applicable, and (y) the denominator of which will be the number of Class A ordinary shares or Class C ordinary shares so purchasable immediately thereafter, as applicable.

In case of any reclassification or reorganization of the outstanding Class A ordinary shares or Class C ordinary shares (other than those described above or that solely affects the par value of such Class A ordinary shares or Class C ordinary shares k), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A ordinary shares or our outstanding Class C ordinary shares), or in the case of any sale or conveyance to another corporation or entity of all or substantially all of the assets or other property of One Madison in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A ordinary shares or Class C ordinary shares k immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A ordinary shares, Class C ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A ordinary shares or Class C ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as such term is defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants and forward purchase warrants to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (unless on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares or Class C ordinary shares, as applicable. After the issuance of Class A ordinary shares or Class C ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each Class A ordinary shares held of record on all matters to be voted on by shareholders. The Class C ordinary shares do not entitle their holder to any voting rights.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, One Madison will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares or Class C ordinary shares, as applicable, to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants (including the Class A ordinary shares and Class C ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial business combination, subject to certain exceptions and they will not be redeemable by One Madison so long as they are held by the anchor investors or BSOF entities who initially purchased such warrants or their respective permitted transferees. Such anchor investors or BSOF entities or their respective permitted transferees have the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the anchor investors, the BSOF entities or their permitted transferees, the private placement warrants will be redeemable by One Madison and exercisable by the holders on the same basis as the public warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Class A ordinary shares or Class C ordinary shares, as applicable, equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares or Class C ordinary shares, as applicable, underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” will mean the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

In order to finance transaction costs in connection with an initial business combination, our founder or his affiliate may, but is not obligated to, loan One Madison funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of  $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.

The anchor investors and the BSOF entities have agreed not to transfer, assign or sell any of the private placement warrants (including the Class A ordinary shares or Class C ordinary shares issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except that, among other limited exceptions, transfers can be made to our officers and directors and other persons or entities affiliated with our Sponsor.

Dividends

One Madison has not paid any cash dividends on the ordinary shares to date and does not intend to pay cash dividends prior to the completion of the business combination. The payment of cash dividends in the future will be dependent upon One Madison’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the business combination. The payment of any cash dividends subsequent to the business combination will be within the discretion of One Madison’s board of directors at such time. One Madison’s ability to declare dividends will also be limited by restrictive covenants pursuant to the debt financing.

Transfer Agent and Warrant Agent

The transfer agent for ordinary shares and warrant agent for warrants is Continental Stock Transfer & Trust Company.

Certain Anti-Takeover Provisions of Delaware Law, One Madison Delaware’s Certificate of Incorporation and Bylaws

Upon the completion of the domestication, One Madison Delaware will be, as a corporation incorporated under the laws of the State of Delaware, subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers.

Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	A stockholder who owns fifteen percent or more of One Madison Delaware’s outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than ten percent of One Madison Delaware’s assets.

However, the above provisions of Section 203 do not apply if:

●	One Madison Delaware’s board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of One Madison Delaware’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by One Madison Delaware’s board of directors and authorized at a meeting of One Madison Delaware’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The proposed organizational documents and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by One Madison Delaware’s board of directors. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the members of One Madison Delaware’s board of directors or taking other corporate actions, including effecting changes in our management. For instance, One Madison Delaware’s proposed charter will not provide for cumulative voting in the election of directors and will provide for a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the One Madison Delaware board of directors. One Madison Delaware’s board of directors will be empowered to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances; and One Madison Delaware’s advance notice provisions in the proposed bylaws will require that stockholders must comply with certain procedures in order to nominate candidates to One Madison Delaware’s board of directors or to propose matters to be acted upon at a stockholders’ meeting.

One Madison Delaware’s authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of One Madison Delaware by means of a proxy contest, tender offer, merger or otherwise.

Securities Act Restrictions on Resale of Common Stock

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of One Madison for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares or warrants of One Madison for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of ordinary shares of One Madison then outstanding; or

●	the average weekly reported trading volume of One Madison Class A ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, (i) our anchor investors will be able to sell their founder shares and private placement warrants, as applicable and (ii) our subscription investors will be able to sell their subscription shares, in each case pursuant to Rule 144 without registration one year after we have completed our initial business combination.

We anticipate that following the consummation of the business combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See the section entitled “The Business Combination – Related Agreements – Amended and Restated Registration Rights Agreement.”

Appraisal Rights

Neither One Madison shareholders nor One Madison warrant holders have appraisal rights in connection with the domestication under the Cayman Islands Companies Law or under the DGCL.

Shareholder Nominations and Proposals

The disclosure set forth below assumes the domestication proposal is approved and the proposed organizational documents of One Madison Delaware are adopted. The following summary is qualified in its entirety by reference to the complete text of the proposed bylaws, a copy of which is attached as Annex D hereto.

Annual Meeting of Stockholders Notice Requirements

Nominations of persons for election to the board of directors of One Madison Delaware or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may only be made (i) pursuant to One Madison Delaware’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the board of directors (or a committee thereof), (iii) as may be provided in the certificate of designations for any class or series of preferred stock or (iv) by any stockholder of One Madison Delaware who is a stockholder of record at the time of giving of notice and at the time of the annual meeting, entitled to vote at the meeting and who complies with the requirements set forth in the proposed bylaws.

For nominations or business to be properly brought before an annual meeting by a stockholder, One Madison Delaware’s proposed bylaws provide that the stockholder must give timely notice thereof in writing to the secretary of One Madison Delaware and any such proposed business (other than the nominations of persons for election to the board of directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the secretary of One Madison Delaware at the principal executive offices of One Madison Delaware not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which, in the case of the 2019 annual meeting of stockholders, shall be the extraordinary general meeting in lieu of annual general meeting); provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, then in order to be timely, such notice must be received by One Madison Delaware no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by One Madison Delaware. In no event will the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

Special Meeting of Stockholders Notice Requirements

If the election of directors is included as business to be brought before a special meeting in One Madison Delaware’s notice of meeting, then nominations of persons for election to the board of directors at a special meeting of stockholders may be made by any stockholder who is a stockholder of record at the time of giving notice of such nomination and at the time of the special meeting (who will be entitled to vote at the meeting). For nominations to be properly brought by a stockholder before a special meeting of stockholders, the stockholder must have given timely notice thereof in writing to the secretary of One Madison Delaware. Such notice, to be timely, must be delivered to or mailed and received at the principal executive offices of One Madison Delaware (i) not earlier than 150 days prior to the date of the special meeting nor (ii) later than the later of 120 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made. A stockholder’s notice to the secretary must comply with the notice requirements described above.

Additional Stockholder Notice Requirements

Any stockholder’s notice to the secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director: (A) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (B) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than One Madison Delaware including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of One Madison Delaware (a “Third-Party Compensation Arrangement”); and (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the text of the proposed amendment), the reasons for conducting such business and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

In addition, any notice must include the following information: (i) the name and record address of such stockholder (as they appear on One Madison Delaware’s books); (ii) for each class or series, the number of shares of capital stock of One Madison Delaware that are held of record or are beneficially owned by such stockholder and by any such beneficial owner; (iii) a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination or other business; (iv) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner or any such nominee with respect to One Madison Delaware’s securities; (v) a representation that the stockholder is a holder of record of stock of One Madison Delaware entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting; (vi) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (A) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of One Madison Delaware’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (B) otherwise to solicit proxies from stockholders in support of such proposal or nomination; (vii) any other information relating to such stockholder, beneficial owner, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee or proposal pursuant to Section 14 of the Exchange Act; and (viii) such other information relating to any proposed item of business as One Madison Delaware may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

If requested by One Madison Delaware, the information required under clauses (ii), (iii) and (iv) of the preceding paragraph must be supplemented by such stockholder and any such beneficial owner not later than 10 days after the record date for the meeting to disclose such information as of the record date. In addition, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Any failure to comply with the foregoing will result in the nullification of such nomination or proposal, as applicable.

Director Nominee Eligibility Requirements

In order for a nominee to be eligible for election as a director, the proposed nominee must provide to the secretary of One Madison Delaware, in accordance with the applicable time periods prescribed for delivery of notice described above, (i) a completed director and officer questionnaire (in the form provided by the secretary of One Madison Delaware at the request of the nominating stockholder) containing information regarding the nominee’s background and qualifications and such other information as may reasonably be required by One Madison Delaware to determine the eligibility of such proposed nominee to serve as a director or an independent director, (ii) a written representation that, unless previously disclosed to One Madison Delaware, the nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue or that could interfere with such person’s ability to comply, if elected as a director, with such director’s fiduciary duties under applicable law, (iii) a written representation and agreement that, unless previously disclosed to One Madison Delaware, the nominee is not and will not become a party to any Third-Party Compensation Arrangement and (iv) a written representation that, if elected as a director, such nominee would be in compliance and will continue to comply with One Madison Delaware’s corporate governance guidelines as disclosed on One Madison Delaware’s website, as amended from time to time. At the request of the board of directors, any person nominated by the board of directors for election as a director will furnish to the secretary of One Madison Delaware the information that is required to be set forth in a stockholder’s notice of nomination that pertains to the nominee.

General

The chairman of the meeting will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedures prescribed by proposed bylaws or that business was not properly brought before the meeting, and if the chairman so determines and declares, the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be. If the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of One Madison Delaware to present a nomination or other proposed business, such nomination will be disregarded or such proposed business will not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by One Madison Delaware and counted for purposes of determining a quorum. To be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

Shareholder Communications

Shareholders and interested parties may communicate with One Madison’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of One Madison Corporation, 3 East 28th Street, New York, NY 10016. Following the domestication, such communications should be sent to the same address. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Legal Matters

Davis Polk & Wardwell LLP have passed upon the validity of the securities of One Madison offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

Experts

The financial statements of One Madison as of December 31, 2017 and for the period from July 13, 2017 (inception) to December 31, 2017 and the consolidated financial statements of One Madison as of December 31, 2018, and for the period from January 1, 2018 to December 31, 2018, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report which is incorporated herein by reference and are included in reliance on such report given the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Rack Holdings as of December 31, 2018 and 2017, and for the three years in the period ended December 31, 2018, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP (“Deloitte”), independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Deloitte advised the board of directors of Rack Holdings that in 2016 a member firm of Deloitte Touche Tohmatsu Limited (“DTTL member firm”) had performed certain non-audit services for a Netherlands subsidiary of the Company, Ranpak B.V. Specifically, it was discovered that the Deloitte member firm provided services that included cash handling, bookkeeping and certain management functions, in the form of processing payroll and maintaining a trust account from which payroll related payments were being made. The fees paid to the Deloitte member firm for such services were insignificant. These non-audit services, which had commenced prior to Deloitte becoming engaged to perform an audit in accordance with the SEC rules and Public Company Accounting Oversight Board standards, were deemed to include prohibited cash handling services, management functions, and bookkeeping services under the SEC’s auditor independence rules.

Deloitte informed the Rack Holdings board of directors that Deloitte maintained objectivity and impartiality on all issues encompassed within its audit of Rack Holdings’ consolidated financial statements for the year ended December 31, 2016 because:

●	The impermissible non-audit services provided by the Deloitte member firm were immaterial to Ranpak’s financial statements.

●	Deloitte’s audit team for Ranpak was not aware of the impermissible services provided by the Deloitte member firm to Ranpak B.V. until they were identified in 2016 and had no involvement in the provision of such services.

●	Deloitte Accountants B.V. audit team for Ranpak B.V. was not aware of the impermissible services provided by the Deloitte member firm to Ranpak B.V. until they were identified in 2016 and had no involvement in the provision of such services.

●	The impermissible non-audit services provided by the Deloitte member firm were performed for approximately three months during 2016, the earliest period that will be included in the One Madison filings, while Deloitte was Ranpak’s external auditor and such services were quickly terminated once discovered by Deloitte.

After considering the facts and circumstances, the Rack Holdings board concurred with Deloitte’s conclusion that, for the reasons described, the aforementioned impermissible services did not impair Deloitte’s objectivity and impartiality with respect to the planning and execution of the audit of Rack Holdings’ consolidated financial statements for the year ended December 31, 2016.

Enforceability of Civil Liability

One Madison is a Cayman Islands exempted company. If One Madison does not change its jurisdiction of incorporation form the Cayman Islands to Delaware by effecting the domestication, you may have difficulty serving legal process within the United States upon One Madison. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against One Madison in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, One Madison may be served with process in the United States with respect to actions against One Madison arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of One Madison’s securities by serving One Madison’s U.S. agent irrevocably appointed for that purpose.

Householding Information

Unless One Madison has received contrary instructions, One Madison may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if shareholders prefer to receive multiple sets of One Madison’s disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. We will promptly provide separate copies upon written or oral request. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of One Madison’s disclosure documents, the shareholders should follow these instructions:

●	If the shares are registered in the name of the shareholder, the shareholder should contact One Madison at its offices at One Madison Corporation, 3 East 28th Street, New York, NY 10016 to inform One Madison of his or her request; or

●	If a bank, broker or other nominee holds the share, the shareholder should contact the bank, broker or other nominee directly.

Where You Can Find Additional Information; Incorporation By Reference

The SEC allows One Madison to incorporate by reference information in this document. This means that One Madison can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document.

We are incorporating by reference One Madison’s filings listed below and any additional documents that One Madison may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the general meeting, except we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K and corresponding information furnished under Item 9.01 as an exhibit thereto.

One Madison SEC Filings

●	Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 1, 2019; and

●	The description of One Madison’s Class A ordinary shares contained in One Madison’s Form 8-A filed on January 17, 2018, including any amendments or reports filed for the purpose of updating the description.

One Madison has supplied all information contained or incorporated by reference in this document relating to One Madison, as well as all pro forma financial information. Rack Holdings has supplied all information contained in this document relating to Rack Holdings and Ranpak. Information provided by One Madison or Rack Holdings does not constitute any representation, estimate or projection of any other party.

You can read One Madison’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the business combination or the Proposals to be presented at the general meeting, you should contact One Madison’s proxy solicitation agent at the following address and telephone number:

Telephone:

(banks and brokers call collect at              )

Email:

If you are a One Madison shareholder and would like to request documents, please do so by              , 2019, in order to receive them before the general meeting. If you request any documents from One Madison, One Madison will mail them to you by first class mail, or another equally prompt means.

This document is a proxy statement/prospectus of One Madison for the general meeting. One Madison has not authorized anyone to give any information or make any representation about the business combination, One Madison or Ranpak that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Rack Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rack Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Cleveland, Ohio

March 1, 2019

We have served as the Company’s auditor since 2015.

RACK HOLDINGS INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands, except share and per share data)

	Years Ended December 31,
	2018	2017	2016

Net sales	$267,860	$244,092	$224,708
Cost of sales	153,336	131,719	120,327
Selling, general and administrative	56,453	46,661	42,841
Depreciation and amortization	43,204	41,913	41,582
Other operating expense (income), net	3,886	(7,365)	3,299
Income from operations	10,981	31,164	16,659
Interest expense	30,945	30,690	33,985
Foreign currency (gain) loss	(4,235)	14,188	(3,081)
Loss before income taxes	(15,729)	(13,714)	(14,245)
Income tax benefit	(7,074)	(41,376)	(3,483)
Net (loss) income	(8,655)	27,662	(10,762)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(7,358)	21,536	(4,680)
Comprehensive (loss) income	$(16,013)	$49,198	$(15,442)

Net (loss) income per share—basic and diluted

Net (loss) income per share	$(8,698)	$27,801	$(10,762)
Weighted-average shares outstanding	995	995	1,000

See notes to consolidated financial statements.

RACK HOLDINGS INC.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2018	2017
ASSETS

Current Assets
Cash and cash equivalents	$17,544	$8,635
Receivables, net	31,526	29,436
Inventories, net	11,822	12,378
Income tax receivable	3,416	3,498
Prepaid expenses and other current assets	3,998	2,446
Total current assets	68,306	56,393

Property, plant and equipment, net	73,049	74,533
Goodwill	355,726	360,358
Intangible assets, net	293,720	339,491
Other noncurrent assets	1,960	2,553

Total Assets	$792,761	$833,328

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$12,342	$11,284
Accrued liabilities	10,734	12,295
Current portion of long-term debt	4,426	4,510
Current portion of capital lease obligations	158	122
Derivative liability	-	581
Deferred machine fee revenue	300	269
Total current liabilities	27,960	29,061

Long-term debt	494,918	506,753
Deferred income taxes	69,819	84,936
Capital lease obligations	184	112
Other	3,620	193
Total Liabilities	596,501	621,055

Commitments and contingencies — Note 9
Shareholders’ Equity
Common stock, $0.01 par value, 1,000 shares authorized, 995 shares issued and outstanding at both December 31, 2018 and 2017	-	-
Additional paid-in capital	291,365	291,365
Accumulated deficit	(69,943)	(61,288)
Treasury stock, shares at cost: 2018—5; 2017—5	(1,550)	(1,550)
Accumulated other comprehensive loss	(23,612)	(16,254)
Total Shareholders’ Equity	196,260	212,273
Total Liabilities and Shareholders’ Equity	$792,761	$833,328

See notes to consolidated financial statements.

RACK HOLDINGS INC.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated	Treasury	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Deficit	Stock	Loss	Equity

Balance at December 31, 2015	1,000	$-	$291,365	$(78,188)	$-	$(33,110)	$180,067

Net loss	-	-	-	(10,762)	-	-	(10,762)
Other comprehensive loss:
Foreign currency translation	-	-	-	-	-	(4,680)	(4,680)

Balance at December 31, 2016	1,000	-	291,365	(88,950)	-	(37,790)	164,625

Net income	-	-	-	27,662	-	-	27,662
Other comprehensive income:
Foreign currency translation	-	-	-	-	-	21,536	21,536
Purchase of treasury stock	(5)	-	-	-	(1,550)	-	(1,550)

Balance at December 31, 2017	995	-	291,365	(61,288)	(1,550)	(16,254)	212,273

Net loss	-	-	-	(8,655)	-	-	(8,655)
Other comprehensive loss:
Foreign currency translation	-	-	-	-	-	(7,358)	(7,358)

Balance at December 31, 2018	995	$-	$291,365	$(69,943)	$(1,550)	$(23,612)	$196,260

See notes to consolidated financial statements.

RACK HOLDINGS INC.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2018	2017	2016
Cash Flows from Operating Activities
Net (loss) income	$(8,655)	$27,662	$(10,762)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	64,451	61,072	59,127
Amortization of deferred financing costs	2,645	4,475	3,777
Loss on disposal of fixed assets	1,829	1,082	1,033
Deferred income taxes	(13,962)	(52,162)	(10,357)
Gain on derivative contract	(582)	(2,732)	(1,331)
Currency (gain) loss on foreign denominated notes payable	(4,182)	14,209	(3,181)
Contingent liability related to earn-out provision	2,600	-	-
Changes in operating assets and liabilities, net of amounts acquired:
(Increase) in receivables, net	(1,943)	(8,962)	(882)
Decrease (increase) in inventory	264	(4,751)	1,018
(Increase) decrease in prepaid expenses and other assets	(450)	2,517	(1,615)
Decrease (increase) in other assets	548	(1,194)	(765)
(Decrease) increase in accounts payable	(1,233)	2,591	(470)
(Decrease) increase in accrued liabilities	(23)	2,919	1,570
Increase (decrease) in other liabilities	711	(541)	-
Net cash provided by operating activities	42,018	46,185	37,162
Cash Flows from Investing Activities
Capital expenditures:
Converter equipment	(21,854)	(22,861)	(22,781)
Other fixed assets	(2,953)	(4,173)	(2,425)
Total capital expenditures	(24,807)	(27,034)	(25,206)
Cash paid for acquisitions, net of cash acquired	-	(1,594)	-
Patent and trademark expenditures	(477)	(450)	(336)
Net cash used in investing activities	(25,284)	(29,078)	(25,542)
Cash Flows from Financing Activities
Proceeds from issuance of term loans and credit facility	-	45,000	-
Payments on term loans and credit facility	(6,483)	(56,944)	(12,492)
Payments on capital lease obligations	(127)	(16)	(21)
Financing costs of debt facilities	-	(723)	-
Contingent liability payment	(1,134)	-	-
Repurchase of common stock	-	(1,550)	-
Net cash used in financing activities	(7,744)	(14,233)	(12,513)
Effect of Exchange Rate Changes on Cash	(81)	438	(77)
Net Increase (Decrease) in Cash and Cash Equivalents	8,909	3,312	(970)
Cash and Cash Equivalents, beginning of period	8,635	5,323	6,293
Cash and Cash Equivalents, end of period	$17,544	$8,635	$5,323

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	$29,003	$26,805	$31,344
Cash paid for income taxes, net of refunds	7,634	8,344	9,800
Non-cash investing and financing activities:
Assets acquired in acquisition	$-	$2,058	$-
Liabilities assumed in acquisition	-	1,752	-
Capitalized leases	236	-	-

See notes to consolidated financial statements.

RACK HOLDINGS INC.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Note 1 — Nature of Operations

Nature of Operations—Rack Holdings Inc. (the “Company”) is a Delaware holding company with no operations, which owns 100% of Ranpak Corp. and its wholly owned subsidiaries (“Ranpak”). The Company is a leading provider of environmentally sustainable, systems-based, product protection solutions for e-commerce and industrial supply chains. Through proprietary protective packaging systems and paper consumables, the Company offers a suite of protective packaging solutions. The Company’s business is global, with a strong presence in the United States and Europe.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation—The consolidated financial statements include the accounts the Company and its wholly owned subsidiaries prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions are eliminated upon consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material.

Emerging Growth Company—Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act of 1933, as amended, registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents—Cash and cash equivalents include securities with original maturities of three months or less and cash in bank.

Accounts Receivable—The Company provides credit in the normal course of business to its customers and does not require collateral. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. The Company maintains an allowance against accounts receivable for the estimated probable losses on uncollectible accounts and sales returns and allowances. The valuation reserve is based upon historical loss experience, current economic conditions within the industries the Company serves as well as determination of the specific risk related to certain customers. Accounts receivable are charged off against the reserve when, in management’s estimation, further collection efforts would not result in a reasonable likelihood of receipt, or, if later, as proscribed by statutory regulations. The allowance for doubtful accounts was $172 and $147 at December 31, 2018 and 2017, respectively.

Inventories—Inventories consist of unprocessed and finished paper and are stated at the lower of cost or net realizable value. Cost for all inventories is determined using the first-in, first-out method applied on a consistent basis. An allowance for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns, estimates of future sales expectations and salvage value.

Property, Plant and Equipment—Property, plant, and equipment, including amounts under capital lease, are stated at cost less accumulated depreciation. Renewals and betterments that substantially extend the useful life of an asset are capitalized and depreciated. Leasehold improvements are depreciated over the lesser of the useful life of the asset or the applicable lease term.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives as follows:

Estimated Useful Lives

Buildings and improvements	20 to 40 years
Machinery and equipment	5 to 10 years
Converting machines	3 to 5 years
Computer and office equipment	3 to 7 years
Assets under capital leases	3 to 7 years

Acquisitions— The Company accounts for acquisitions in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). ASC 805 provides guidance on the accounting and reporting for transactions that represent business combinations to be accounted for under the acquisition method.

Goodwill—Goodwill is not subject to any amortization but is tested for impairment annually as of December 31 and when events or circumstances indicate that the estimated fair value of a reporting unit may no longer exceed its carrying value. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The Company uses the discounted cash flow method of the income approach and market approach to determine the fair value of reporting units and test for impairment as Management believes this is the most direct approach to incorporate the specific economic attributes and risk profiles of our reporting units into our valuation model. This is consistent with the methodology used to determine the fair value of reporting units in previous years.

Intangible Assets—Finite-lived intangible assets consist of patented and unpatented technology and customer/distributor relationships.

●	Patented and Unpatented Technology

The Company is a provider of protective paper packaging systems. The patented and unpatented technology enables the Company to provide products and systems, including cushioning, void-fill and wrapping, to its customers worldwide.

Historically, patented and unpatented technology intangible assets have estimated economic lives ranging from 10 to 17 years. Patented and unpatented technology intangible assets are amortized on a straight-line basis.

●	Customer/Distributor Relationships

The Company maintains relationships with a network of distributors worldwide. The distributors agree to exclusively supply the Company’s paper systems as their only paper-based solution, and in turn, benefit from training, sales support and custom-engineered solutions.

Historically, customer/distributor relationships intangible assets have estimated economic lives approximating 10 years. Customer/distributor relationships intangible assets are amortized on a straight-line basis.

Indefinite-lived intangible assets consist of trademarks.

●	Trademarks

Trademarks are accounted for as indefinite-lived intangible assets and, accordingly, are not subject to amortization. The Company performs an annual impairment test of trademarks as of December 31, or more frequently if impairment indicators arise. The impairment reviews performed during the years ended December 31, 2018, 2017 and 2016, confirmed that the fair value of the Company’s trademark portfolio exceeded the carrying value, and accordingly, there was no impairment of such indefinite-lived intangible asset for that period. The Company’s estimated fair value of trademarks as of its impairment testing date are based on various assumptions and estimates, including an estimated weighted-average cost of capital, royalty rate, residual growth rate and forecasted operating results. If the Company is not able to achieve forecasted operating results in future periods, its estimate of fair values for trademarks could be adversely impacted.

Impairment of Long-lived Assets—The Company reviews its long-lived assets, including finite-lived intangible assets and property, plant, and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For long-lived assets, except goodwill, an impairment loss is indicated when the undiscounted future cash flows estimated to be generated by the asset group are not sufficient to recover the unamortized balance of the asset group. If indicators exist, the loss is measured as the excess of carrying value over the asset groups’ fair value, as determined based on discounted future cash flows, asset appraisals or market values of similar assets.

Fair Value Measurements—Financial instruments are required to be categorized within a valuation hierarchy based upon the lowest level of input that is significant to the fair value measurement. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

●	Level 3 — Unobservable inputs that are supported by little or no market activities.

Derivative Financial Instruments—The Company accounts for derivative financial instruments in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). ASC 815 requires that all derivative financial instruments, such as interest rate swap and interest rate cap agreements, be recognized in the consolidated financial statements and measured at fair value, regardless of the purpose or intent in holding them. The Company does not currently account for its derivative financial instruments as hedges. The Company recognizes and measures all derivative instruments in the consolidated financial statements at fair value to the extent derivative instruments are in place. In the normal course of business, the Company is exposed to changes in foreign currencies and fluctuations of interest rates. The Company has established policies and procedures that govern the management of these exposures through the use of derivative financial instruments. The Company does not enter into such instruments for trading purposes or speculation.

The Company may, from time to time, use interest rate cap contracts to reduce its exposure to market risks resulting from fluctuations in interest rates. The fair value of the interest rate cap contracts, which do not qualify for special hedge accounting treatment, are included in current liabilities on the Consolidated Balance Sheets with changes in the fair value reflected as a component of interest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The interest rate cap contracts are over-the-counter contracts and the inputs utilized to determine their respective fair values are obtained in quoted public markets for similar instruments and received from financial institutions, including consideration of the credit worthiness of the counterparties related to the instruments. Therefore, the Company has categorized these interest rate cap agreements as Level 2 within the fair value hierarchy. The Company’s disclosure of the fair value of its lending arrangements is considered to be Level 2 within the fair value hierarchy.

In 2014, the Company entered into two deferred premium interest rate cap contracts to provide protection against the fluctuation of interest rates through September 30, 2018. Premiums on both contracts are paid quarterly and commenced on December 31, 2015. The two deferred premium interest rate cap contracts expired without renewal on September 30, 2018. At December 31, 2017, the Company recognized a current derivative liability of $581 representing the fair value of the deferred premium interest rate cap contracts, and the notional amounts and estimated fair values of those contracts outstanding at December 31, 2017, are presented in the following table.

	December 31, 2017
Non-hedging interest rate derivatives:	Amount	Estimated Fair Value
Interest rate swaps - liabilities	$275,000	$2,012
Interest rate swaps - liabilities	132,000	75
Interest rate caps - assets	275,000	(1,506)
Interest rate caps - liabilities	132,000	-

Employee Benefit Plans—The Company’s U.S. employees participate in a defined contribution plan and health and life insurance plans sponsored by the Company. A Company subsidiary, Ranpak B.V., participates in a multiemployer benefit plan, Corporate Pension Fund for Cardboard and Flexible Packaging Business (“the B.V. Plan”), in the Netherlands, which provides retirement benefits to all Ranpak B.V. employees. As a participant in the multi-employer benefit plan, the Company recognizes as expense in each period for the required contributions to the multi-employer benefit plans.

Foreign Currency—The nature of business activities involves the management of various financial and market risks, including those related to changes in foreign currency exchange rates. The functional currency of the Company’s operating subsidiaries outside the U.S. is the applicable local currency. For those operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates and revenues and expenses are translated into U.S. dollars using average monthly exchange rates.

Foreign currency gains and losses from transactions and conversion of Euro-based term notes are included in the Consolidated Statements of Operations and Comprehensive Income (Loss). Net foreign currency transaction (gains) losses were $(4,235), $14,188 and $(3,081) for the years ended December 31, 2018, 2017 and 2016, respectively. Translation adjustments recorded are the only component of accumulated other comprehensive loss in shareholders’ equity and were $(7,358), $21,536 and $(4,680) for the years ended December 31, 2018, 2017 and 2016, respectively. The effects of translating financial statements of foreign operations into the Company’s reporting currency are recognized as a cumulative translation adjustment in accumulated other comprehensive income (loss) which is net of tax, where applicable.

Revenue Recognition—The Company sells its products to end users primarily through an established distributor network and direct sales to select end users. The Company’s protective packaging solutions fall into four broad categories:  Void-Fill, Cushioning, Wrapping, and End of Line Automation. The Void-Fill protective systems convert paper to fill empty spaces in secondary packages and protect objects. The Cushioning protective systems convert paper into cushioning pads. The Wrapping protective systems create pads or paper mesh to securely wrap and protect fragile items as well as to line boxes and provide separation when shipping multiple objects. Through the acquisition of e3neo in 2017 and other initiatives, the End of Line Automation product line was created and is focused on highly automated, integrated box-sizing systems for high-volume end-users.

The Company derives substantially all of its revenue through the sale of paper consumables that work exclusively with the protective systems under the Void-Fill, Wrapping, and Cushioning product lines. The Company also provides proprietary protective systems to distributors and end users for a user fee, which is charged on a per unit basis, under the Void-Fill, Cushioning, and Wrapping product lines. The Company retains ownership of such protective systems during the term of the arrangement. The Company’s revenue is generated from arrangements with distributors and end users involving combinations of product and user fees. The deliverables within these arrangements are evaluated at inception to determine whether they represent one or separate units of accounting. In accordance with ASC 605-25, the Company’s arrangements are initially evaluated under ASC 840 – Leases, as the arrangements involve the use of property, plant or equipment. As the separate recognition of a lease that is embedded in a multiple-element arrangement is required, the Company separates the portion of the total payments that are attributable to the lease from the payments that are attributable to the non-lease elements based on relative selling price. The relative selling price of each deliverable within these arrangements is determined using vendor specific objective evidence (“VSOE”) of fair value, third-party evidence or best estimate of selling price. Revenue is then recognized in accordance with the appropriate revenue recognition guidance applicable to the respective elements.

The Company recognizes revenue when it is realized or realizable and earned, (1) there is persuasive evidence of an arrangement, (2) delivery and performance has occurred, (3) there is a fixed or determinable sales price and (4) collection is reasonably assured. The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, which is primarily on the date of shipment, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. However, certain customers may have other terms such as “FOB destination” in which case revenue is recognized upon receipt by the customer. Costs and related expenses of the paper consumables are recorded as cost of sales when the related revenue is recognized. Revenues from user fees are recognized on a straight-line basis when earned over the period of use.

Shipping and Handling Costs—Shipping and handling fees billed to customers are recognized as revenue and were approximately $211, $22 and $31 for the years ended December 31, 2018, 2017 and 2016, respectively, and related costs are included in cost of sales and were approximately $4,625, $3,330 and $2,683 for the years ended December 31, 2018, 2017 and 2016, respectively.

Advertising Costs—Advertising costs, which the Company expenses when incurred, were approximately $582, $207 and $137 for the years ended December 31, 2018, 2017 and 2016, respectively. These amounts include costs associated with trade shows.

Research and Development Costs—Research and development costs, which were $2,355, $2,233 and $2,265 for the years ended December 31, 2018, 2017 and 2016, respectively, are charged to expense when incurred and included in other operating expenses.

Income Taxes—The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The determination of the provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. The provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state, international and other jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Management considers all available evidence, both positive and negative, in determining whether a valuation allowance is required. Such evidence includes prior earnings history, the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback and carryforward periods of tax attributes, and tax planning strategies that could potentially enhance the likelihood of realization of a deferred tax asset in making this assessment. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified.

The Company evaluates for uncertain tax positions at each balance sheet date. When it is more likely than not that a position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is greater than 50% likely of being realized after settlement with a tax authority. The Company’s policy for interest and/or penalties related to underpayments of income taxes is to include interest and penalties in income tax expense.

Comprehensive Income (Loss)—Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss) amounts attributable to foreign currency translation adjustments, net of tax, as applicable.

Net Income (Loss) Per Share—The Company accounts for net income per share in accordance with ASC Topic 260, Earnings per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share is computed using the weighted-average number of common and potential dilutive common shares outstanding during the period. The Company had no potential dilutive common shares during the years ended December 31, 2018, 2017 and 2016.

Recently Adopted Accounting Standards—In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The ASU clarifies the definition of a business and provides guidance on evaluating as to whether transactions should be accounted for as acquisitions (or disposals) of assets or business combinations. ASU 2017-01 provides a screen to determine when a set of assets is a business. This screen states that when substantially all of the fair value of a group of assets acquired (or disposed of) is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business. The amendments in ASU 2017-01 are effective for annual periods beginning after December 15, 2018, and interim periods with annual periods beginning after December 15, 2019. The Company early adopted ASU 2017-01 effective January 1, 2018. The early adoption of the standard did not have an impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminated the second step of the goodwill impairment test that required a hypothetical purchase price allocation. The new standard requires that if a reporting unit’s carrying value exceeds its fair value, an impairment charge would be recognized for the excess amount, not to exceed the carrying amount of goodwill. Entities will continue to have the option to perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. ASU 2017-04 will be effective prospectively for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2021, or those beginning after January 1, 2017 if early adopted. The early adoption of the standard did not have a material impact on the consolidated financial statements.

New Accounting Standards Issued and Not Yet Adopted—In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB has issued several additional ASUs since this time that add additional clarification to certain issues existing after the original ASU was released. All the related ASUs are effective for the Company’s annual reporting period beginning January 1, 2019, and interim reporting periods within annual reporting periods beginning on January 1, 2020. The new standard could change the amount and timing of revenue and costs for certain significant revenue streams, increase areas of judgment and related internal controls requirements, change the presentation of revenue for certain contract arrangements and possibly require changes to the Company’s software systems to assist in both internally capturing accounting differences and externally reporting such differences through enhanced disclosure requirements.

The standards permit the use of either the retrospective or cumulative effect transition method. The Company will adopt the modified retrospective method where it will have to recognize the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings while prior period amounts will not be adjusted and will continue to be reported in accordance with the Company’s legacy accounting under ASC 605. The Company has assigned internal resources to assist in its evaluation and is finalizing its evaluation of the impact of the standard. As part of its ongoing evaluation, the Company is assessing the impact of the Company’s accounting for arrangements that include variable consideration (i.e. discounts, credits, and milestone payments) and multiple performance obligations. Currently, the Company’s revenue is generated from arrangements with distributors and end users involving combinations of product and user fees that are evaluated under ASC 605-25 and ASC 840. The majority of the Company’s revenues is derived from the sale of its product, paper consumables. The Company currently allocates revenue between the lease and non-lease component of its arrangements which is consistent with the requirements under ASC 606. As such, the Company does not anticipate any impact from the allocation of transaction price among the lease and non-lease components.

Within its arrangements, the Company has variable consideration including but not limited to discounts and credits.  Impacts associated with variable consideration under its arrangements such as discounts and credits are not material as the Company is currently accounting for this consideration consistent with the new standard. The Company preliminarily reviewed its sales commission policies to determine impact under ASC 606 and does not anticipate a material impact to its financial statements as the commissions currently being paid are immaterial to the Company’s financial statements. In addition, the Company expects that the changes in accounting for contingent milestone payments will have an effect on the future accounting treatment for the arrangements under the End of Line Automation Neopack Solutions S.A.S dba e3neo (“e3neo”) product line. The previous accounting guidance contained specific guidance related to the accounting for milestone payments including, if certain criteria were met, the ability to recognize all consideration related to the milestone once that milestone was achieved. The revenue ASUs do not contain guidance specific to milestone payments, thereby requiring potential milestone payments to be considered in accordance with the overall revenue recognition model. As a result, revenue from contingent milestone payments may be recognized earlier under the revenue ASUs than under the existing guidance, based on an assessment of the probability of achievement of the milestones and the likelihood of a significant reversal of such revenue at each reporting date. Revenue from the end of line automation (e3neo) product line was less than 5% of total revenues in 2018 so the Company does not expect a material impact from any change in accounting for this product line. The Company is also evaluating any changes in balance sheet classification under ASC 606 and has not currently identified any changes. While the Company continues to assess the potential impacts of the new standard, including the areas described above, it cannot reasonably estimate the total quantitative information related to the impact of the new standard on its consolidated financial statements and related notes.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently in process of evaluating the impact of this new standard.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 provides guidance on eight specific cash flow issues in regard to how cash receipts and cash payments are presented and classified in the statements of cash flows such as debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees, with the intent of reducing diversity in practice. The amendments in ASU 2016-15 are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. Entities must apply the guidance retrospectively to all periods presented unless retrospective application is impracticable. The Company is currently in the process of evaluating this new standard and does not expect this standard to have a material impact on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). This update is intended to align the financial statements with an entity’s risk management activities. ASU 2017-12 allows for changes in the designation and measurement of hedges as well as expands the disclosures of hedge results. The amendments in ASU 2017-12 are effective for annual periods beginning after December 15, 2019, and interim periods beginning after December 15, 2020. The Company is currently in the process of evaluating this new standard and does not expect this standard to have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The amendments in ASU 2018-13 modify the disclosure requirements on fair value measurements in ASC Topic 820, Fair Value Measurement. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is assessing the potential impact of the new standard on the consolidated financial statements.

Note 3 — Supplemental Balance Sheet Data

The components of inventories and property, plant and equipment were as follows at:

	December 31,
	2018	2017

Inventories
Raw materials	$4,123	$7,473
Finished goods	8,000	5,116
Total inventories	12,123	12,589
Less reserve for obsolescence	(301)	(211)
Total inventories, net	$11,822	$12,378

Property, Plant and Equipment
Land	$3,890	$3,971
Buildings and improvements	6,982	6,850
Assets under capital leases	1,104	894
Machinery and equipment	13,928	14,590
Computer and office equipment	8,756	5,955
Converting machines:
Provided to customers	100,833	89,469
Being assembled	11,535	10,833
Total property, plant and equipment	147,028	132,562
Less accumulated depreciation and amortization	(73,979)	(58,029)
Property, plant and equipment, net	$73,049	$74,533

Depreciation expense related to property, plant and equipment was approximately $22,832, $20,223 and $18,621 for the years ended December 31, 2018, 2017 and 2016, respectively, and is recorded in cost of sales and depreciation and amortization in the Consolidated Statements of Operations and Comprehensive Income (Loss). The amounts included in cost of sales were $21,247, $19,160 and $17,545 for the years ended December 31, 2018, 2017 and 2016, respectively. Accumulated depreciation for assets under capital leases was $761 and $661 at December 31, 2018 and 2017, respectively. The Company did not capitalize any interest during the years ended December 31, 2018, 2017 and 2016, respectively.

There were no material impairments of property, plant and equipment during the years ended December 31, 2018, 2017 and 2016.

The components of accrued liabilities were as follows at:

	December 31,
	2018	2017

Accrued Liabilities
Payroll	$4,808	$5,757
Income taxes	59	3,571
Professional service fees	3,162	638
Bonus	820	-
Interest	281	395
Other	1,604	1,934
Accrued liabilities	$10,734	$12,295

Note 4 — Acquisition

On March 1, 2017, pursuant to the Share Purchase Agreement (“purchase agreement”) the Company acquired all of the capital stock of Neopack Solutions S.A.S dba e3neo for total consideration of $3,265, consisting of cash paid of $2,131 and contingent consideration of $1,134. The purchase price was in excess of the estimated fair value of net assets acquired by $3,368, which is classified as goodwill. The acquisition was accounted for pursuant to ASC 805.

The contingent consideration arrangement requires the Company to pay e3neo a “Next Generation Machine Payment” in two installments, amounts which are computed by the Company based on certain criteria established in the e3neo purchase agreement. The criteria include, but are not limited to, the design and development by e3neo of a prototype of the “Next Generation Machine” which meets all of the requirements set forth in the definition of a “Next Generation Machine” pursuant to the e3neo purchase agreement. The maximum amount payable did not exceed $1,134 and was paid in full in 2018.

Additionally, the e3neo purchase agreement contains an earn-out provision whereby the seller may be entitled to receive an earn-out payment in an amount up to the greater of (i) $2.6 million (the “Minimum Earn-Out Amount”), and (ii) the trailing twelve (12) month earnings before income taxes, depreciation and amortization of the business calculated as of December 31, 2020 multiplied by forty-eight percent (48%). The earn-out payment, if and to the extent earned, shall be paid in accordance with the terms of the purchase agreement. In order to be eligible to receive the Minimum Earn-Out Amount pursuant the purchase agreement, e3neo must have caused the business to receive purchase orders from customers and receive sign-off from such customers upon completion of a successful factory acceptance test, for at least twenty (20) Next Generation Machines on or before December 31, 2019 subject to the reasonable approval of the Company. Promptly following December 31, 2019, the Company will confirm in writing to the seller whether or not the Minimum Earn-Out Amount has been earned pursuant to purchase agreement. At December 31, 2018, the Company determined the seller will be entitled to receive the Minimum Earn-Out Amount of $2.6 million payable in 2020, and as a result, has included the amount payable in other non-current liabilities on the consolidated balance sheet at December 31, 2018.

Pro forma financial information for the e3neo acquisition has not been presented because the effect on the Company’s financial results was not considered material. The financial results of e3neo have been included in consolidated financial results from the date of acquisition, and were not material to the financial statements..

Note 5 — Goodwill and Intangible Assets, Net

Goodwill is the excess of the purchase price over the estimated fair value of the net assets acquired. As discussed further in Note 2, goodwill is not subject to any amortization but is tested for impairment annually as of December 31 and when events or circumstances indicate that the estimated fair value of a reporting unit may no longer exceed its carrying value. Management performs an annual impairment assessment during the fourth quarter of each year based upon balances as of December 31.

The Company has one reportable segment, Ranpak, therefore consolidated goodwill and goodwill by reportable segment are the same as of December 31, 2018 and 2017, respectively. Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2018 and 2017, are as follows:

Total Goodwill(a)

Balance, January 1, 2017	$344,564

Acquisition(b)	3,368
Foreign currency translation	12,426

Balance, December 31, 2017	360,358

Foreign currency translation	(4,632)

Balance, December 31, 2018	$355,726

(a)	The carrying amount of goodwill for all periods presented is net of accumulated impairment losses of $39,095.

(b)	Related to the acquisition of e3neo as discussed in Note 4.

The Company has the following intangible assets, net at December 31, 2018:

	Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net

Trademarks (a)	Indefinite	$56,142	$-	$56,142
Patented / Unpatented Technology	10.1 Years	153,013	(64,499)	88,514
Distributor / Customer Relationships	10 Years	259,184	(110,120)	149,064
		$468,339	$(174,619)	$293,720

The Company has the following intangible assets, net at December 31, 2017:

	Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net

Trademarks (a)	Indefinite	$56,142	$-	$56,142
Patented / Unpatented Technology	10.1 Years	152,616	(49,282)	103,334
Distributor / Customer Relationships	10 Years	266,689	(86,674)	180,015
		$475,447	$(135,956)	$339,491

(a)	The carrying amount of trademarks for all periods presented is net of accumulated impairment losses of $14,658.

Amortization expense related to the finite-lived intangible assets for the years ended December 31, 2018, 2017 and 2016 was $41,619, $40,850 and $40,506, respectively. Anticipated amortization expense is anticipated to be approximately $39,596 in each of the years from 2019 through 2023.

Note 6 — Long-Term Debt

The Company has two first lien credit facilities, a United States Dollar Tranche (“US$ Tranche”) and a Euro Tranche, a revolving credit facility and a second lien credit facility. Each of these agreements are dated October 1, 2014. The first lien credit facilities include: (1) a seven-year Term Loan (US$ Tranche) facility in the amount of $233,412, (2) a seven-year Term Loan (Euro Tranche) facility in the amount of €157,000 ($180,418), and (3) a five-year $30,000 Revolving Credit Facility, of which the equivalent of $13,000 may be denominated in Euros. In March of 2017, the Company raised $45,000 of incremental First Lien (US$ Tranche) and used the proceeds to pay down a portion of the Second Lien (US$ Tranche), the results of which saved the Company 400 basis points of interest on the $45,000. Borrowings under the US$ Tranche bear interest in an amount based on either the Adjusted Eurodollar rate (the greater of 1.00% or LIBOR) plus 3.25% or a Base Rate plus 2.75% (the higher of the Federal Funds effective rate plus ½ of 1%, prime, or the Adjusted Eurodollar rate plus 1%). Borrowings under the Euro Tranche bear interest in an amount based on the Adjusted EURIBOR rate (the greater of 1.00% or EURIBOR) plus 3.25%. Interest on LIBOR and EURIBOR rate loans are payable at the end of the applicable interest periods.

Borrowings under the Revolving Credit Facility bear interest in an amount based on either the base rate or Adjusted Eurodollar rate plus a variable margin that is dependent on the First Lien Net Leverage Ratio. The first lien credit facilities are secured by a first priority security interest in substantially all of the Company’s assets and require the Company to pay commitment fees of 0.5% on the unused portion of the revolving line of credit. The unused portion of the revolving line of credit was $30,000 at December 31, 2018 and 2017, respectively. Commitment fees pertaining to the unused portion of the revolving line of credit were $150 for each the years ended December 31, 2018, 2017 and 2016, and are reported as interest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The first lien credit facilities contain a covenant related to the total leverage ratio and becomes a requirement only when borrowings on the Revolving Credit Facility exceed 30% of the available total. Principal payments on the first lien term loan facilities are due quarterly and are based on 1% of the annual outstanding balances. Additionally, per the credit agreement, the Company is required to make additional annual payments, based on consolidated excess cash flow calculation results.

The second lien credit facility is an eight-year US$ Tranche in the amount of $135,000. Borrowings under the US$ Tranche bear interest in an amount based on either the Adjusted Eurodollar rate (the greater of 1.00% or LIBOR) plus 7.25% or a base rate plus 6.25%. Interest on the second lien facility is payable in cash monthly in arrears at the end of the applicable interest periods. The second lien credit agreement is secured by a second priority security interest in substantially all of the Company’s assets and includes default provisions and contains a covenant similar to the first lien credit facility described above.

The two first lien credit facilities and second lien credit facility contain normal and customary covenants, including the provision of periodic financial information, financial covenants, and certain other limitations governing, among others, such matters as the Company’s ability to incur additional debt, grant liens on assets, make investments, acquisitions or mergers, dispose of assets and make capital expenditures. The Company was in compliance with the respective debt covenants at December 31, 2018.

Deferred financing costs represent costs incurred in connection with the issuance or amendment of the Company’s debt agreements. Deferred financing costs are amortized over the terms of the related debt, using the effective interest method, and recognized as a component of interest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company has adopted FASB ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. Deferred financing costs are initially capitalized and are subsequently offset against the respective debt liability.

Amortization of deferred financing costs approximated $2,645, $4,475 and $3,777 for the years ended December 31, 2018, 2017 and 2016, respectively. Included in amortization expense during the year ended December 31, 2017, was the accelerated amortization of $1,516, representing the pro-rata share of deferred financing costs associated with lenders exiting the facility as a result of the Second Lien pay down during that period. Accumulated amortization approximated $15,465 and $12,821, at December 31, 2018 and 2017, respectively. Amortization expense recognized as a component of interest expense is estimated to be $2,559 in 2019, $2,518 in 2020, $1,752 in 2021, and $322 in 2022, respectively.

At December 31, 2018 and 2017, long-term debt consisted of the following:

	December 31,
	2018	2017

First Lien Term Loan B - United States Dollar based facility with interest based on one month adjusted Eurodollar plus margin. Interest rate was 5.77% and 4.25% at December 31, 2018 and 2017, respectively.	$253,548	$256,182
First Lien Term Loan B - Euro based facility with interest based on one month adjusted EURIBOR plus margin. Interest rate was 4.25% at December 31, 2018 and 2017.	172,447	182,376
Second Lien US$ Tranche with interest based on one month adjusted Eurodollar plus margin. Interest rate was 9.71% and 8.25% at December 31, 2018 and 2017, respectively.	80,500	82,500
Total debt	506,495	521,058
Less deferred financing costs	(7,151)	(9,795)
Less current portion (First Lien)	(4,426)	(4,510)
Long-term debt	$494,918	$506,753

Maturities of long-term debt at December 31, 2018, are as follows:

Year Ended December 31,	First Lien Term Loans and Revolving Credit Facility	Second Lien Term Loans	Total

2019	$4,426	$-	$4,426
2020	4,426	-	4,426
2021	417,143	-	417,143
2022	-	80,500	80,500
	$425,995	$80,500	$506,495

Obligations under capital leases were approximately $184 and $112 at December 31, 2018 and 2017, respectively.

Note 7 — Income Taxes

On December 22, 2017, the United States (“U.S.”) government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act made broad and complex changes to the U.S. tax code, including, but not limited to: (1) reduced the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) required companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminates U.S. federal income taxes on dividends from foreign subsidiaries; (4) required a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminated the corporate alternative minimum tax (“AMT”); (6) created a new limitation on deductible interest expense; (7) allows immediate expensing of certain acquisitions of capital assets; and (8) changed rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 118 (“SAB No. 118”), which provided guidance on accounting for the tax effects of the Act. SAB No. 118 provided a measurement period that does not extend beyond one year from the Act’s enactment date for companies to complete the accounting for the Act under ASC Topic 740, Income Taxes (“ASC 740”).

As of December 31, 2018, the Company has completed its accounting for the tax effects of the Act. In connection with management’s initial analysis of the impact of the Act, the Company recorded a provisional net tax benefit of ($28,969) in the period ending December 31, 2017. This provisional tax benefit included a tax benefit for the corporate income tax rate reduction on deferred taxes of ($30,386) and tax expense related to the one-time transition tax of $1,417. During 2018, the Company recorded tax expense of $84 to reflect the Company’s final accounting of the Act, resulting in a net tax benefit from the Act of ($28,885). The net adjustment was related to an additional tax benefit of ($163) related to the remeasurement of the Company’s U.S. deferred taxes as a result of the corporate income tax rate reduction and additional tax expense of $247 related to the one-time transition tax. The final impact of the Act was comprised of a tax benefit for the corporate income tax rate reduction on deferred taxes of ($30,549) and tax expense related to the one-time transition tax of $1,665.

On January 15, 2019, the IRS finalized regulations that govern the one-time transition tax. The Company is in the process of analyzing these regulations and does not expect any material impact to our financial statements as a consequence of the final regulations.

The Act also included provisions for Global Intangible Low-Taxed Income (“GILTI”) wherein minimum taxes are imposed on foreign income in excess of a deemed return on the tangible assets of foreign corporations. This income will effectively be taxed at a 10.5% tax rate. The provisions will be accounted for under the U.S. GAAP by making an accounting policy election to either (i) account for GILTI as a component of tax expense in the period in which the Company is subject to the rules (the “period cost method”), or (ii) account for GILTI in the Company’s measurement of deferred taxes (the “deferred method”). The Company has elected to account for GILTI as a component of tax expense in the period incurred.

Income Tax Expense (Benefit)—The following table presents the sources of income (loss) before income taxes and income tax expense (benefit), by tax jurisdiction for the years ended December 31, 2018, 2017 and 2016:

	Years Ended December 31,
	2018	2017	2016
Sources of (Loss) Income Before Taxes
U.S.	$(4,019)	$(17,988)	$(7,479)
Non-U.S	(11,710)	4,274	(6,766)
Total	$(15,729)	$(13,714)	$(14,245)

Sources of Income Tax Expense (Benefit)
Current income taxes
U.S. Federal	$2,761	$4,269	$4,485
U.S. State	1,116	534	23
Non-U.S	3,154	5,967	2,367
Total current income taxes	$7,031	$10,770	$6,875

Deferred income taxes
U.S. Federal	$(4,844)	$(47,868)	$(5,719)
U.S. State	(1,222)	56	(184)
Non-U.S	(8,039)	(4,334)	(4,455)
Total deferred income taxes	$(14,105)	$(52,146)	$(10,358)
Total income tax benefit	$(7,074)	$(41,376)	$(3,483)

The following is a reconciliation of income taxes at the United States statutory rate to income tax expense for the years ended December 31, 2018, 2017 and 2016:

	Years Ended December 31,
	2018	2017	2016
Income tax benefit at statutory rate	$(3,303)	$(4,800)	$(4,987)
U.S. State income taxes	(106)	(160)	294
Tax related to foreign activities	(2,424)	135	4,208
U.S. Federal tax credits	(375)	(2,904)	(2,223)
Foreign currency gains/(losses)	821	(2,976)	711
Domestic production activities deduction	-	(900)	(620)
Remeasurement of deferred taxes related to the Act	(163)	(30,386)	-
Transition tax related to the Act	247	4,261	-
U.S. Foreign income tax credits from amended tax returns	(1,787)	(2,761)	-
Global intangible low-taxed income	617	-	-
Foreign-derived intangible income deduction	(475)	-	-
Other, net	(126)	(885)	(866)
Income tax benefit	$(7,074)	$(41,376)	$(3,483)

Effective tax rate	45.0%	301.7%	24.5%

Deferred Taxes—Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal temporary differences included in deferred income taxes reported on the December 31, 2018 and 2017, Consolidated Balance Sheets were as follows:

	December 31,
	2018	2017
Deferred Income Tax Assets
Unrealized foreign exchange	$322	$2,347
U.S. Federal operating losses and credits	532	822
U.S. State operating losses and credits	368	402
Non-U.S. operating losses	891	427
Non-deductible interest carryforward	2,525	-
Other	608	777
Total deferred income tax assets	5,246	4,775
Valuation allowance	(582)	(427)
Net deferred income tax assets	$4,664	$4,348
Deferred Income Tax Liabilities
Depreciation and amortization	(74,291)	(89,284)
Total deferred tax liabilities	$(74,291)	$(89,284)

Net total deferred tax liabilities before unrecognized tax benefits	$(69,627)	$(84,936)

Deferred tax impact of unrecognized tax benefits	117	173

Net total deferred tax liabilities after unrecognized tax benefits	$(69,510)	$(84,763)

Management assesses the available positive and negative evidence in determining whether it is more-likely-than-not that some portion, or all, of its deferred tax assets will be realizable. A significant piece of objectively verifiable negative evidence evaluated was cumulative losses incurred over the three-year period ended December 31, 2018 in certain non-U.S. jurisdictions. On the basis of this evaluation, as of December 31, 2018, a valuation allowance of $582 has been recorded against certain non-U.S. operating loss carryforward deferred tax assets that are not more-likely-than-not realizable. The amount of the deferred tax asset considered realizable, however, could be adjusted if objectively verifiable negative evidence in the form of cumulative losses is no longer present.

At December 31, 2018 and 2017, the Company had $2,533 and $3,916, respectively, in federal net operating loss carryforwards that will expire in 2029 through 2035; $7,329 and $8,742, respectively, in state net operating loss carryforwards that will expire in 2019 through 2034; and $3,253 and $1,708, respectively, of foreign net operating loss carryforwards with a portion that will expire in 2021 through 2023 and a portion that are subject to indefinite carryforward periods.

As of December 31, 2018, the Company has undistributed earnings and profits of its foreign subsidiaries of approximately $42,728. Due to the Act, the Company does not believe the incremental cost of remitting such earnings would be significant. It is the Company’s intent to indefinitely reinvest these earnings outside the U.S.

The Company files income tax returns in the United States and various foreign and state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, foreign and state and local income tax examinations by tax authorities for years ended before 2013.

Unrecognized Income Tax Benefits—The following is a reconciliation of the Company’s unrecognized income tax benefits for the years ended December 31, 2018 and 2017:

	Years Ended December 31,
	2018	2017	2016
Unrecognized income tax benefits at the beginning of the period	$1,752	$191	$-
Increases related to prior year tax positions	-	1,486	5
Decreases related to prior year tax positions	(1,240)	(191)	-
Increases related to current year tax positions	163	266	186
Foreign currency impact	(77)	-	-
Unrecognized income tax benefits at the end of the period	$598	$1,752	$191

At December 31, 2018, 2017, and 2016 the Company had unrecognized income tax benefits of $155, $873, and $0, respectively, that, if recognized, would impact the effective tax rate. The Company had accrued interest and penalty of $167, $402, and $3 in December 2018, 2017, and 2016, respectively. The Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.

Note 8 — Employee Benefit Plans

Defined Contribution Plan—The Company maintains a 401(k) defined contribution savings and retirement plan (the “Plan”) for substantially all of its U.S. employees. Subject to Internal Revenue Code limitations, an employee may elect to contribute an amount up to 25% of compensation during each plan year. The Plan provides for matching contributions of 50% of each employee’s voluntary contributions up to a maximum matching contribution of 3% of the employee’s compensation. The Plan also permits unmatched employee after-tax contributions subject to certain limitations. Total employer contributions made under the Plan were approximately $293, $316 and $307 for the years ended December 31, 2018, 2017 and 2016, respectively.

Multi-Employer Benefit Plan—A Company subsidiary, Ranpak B.V., participates in a multiemployer benefit plan, Corporate Pension Fund for Cardboard and Flexible Packaging Business, in the Netherlands, which provides retirement benefits to all Ranpak B.V. employees. In accordance with the collective labor agreements and Dutch laws, employee and employer retirement contributions are paid to a third-party retirement fund administrator. Per Dutch laws, the retirement plans are required to be fully funded. Employer contributions to the B.V. Plan were $3,333, $1,116 and $1,239 during the years ended December 31, 2018, 2017 and 2016, respectively. Accrued liabilities related to the B.V. Plan were $252 and $149 at December 31, 2018 and 2017, respectively. The Company’s contributions to the B.V. Plan during the years ended December 31, 2018, 2017 and 2016 did not represent more than 5% of the total contributions to the B.V. Plan.

Note 9 — Commitments and Contingencies

Litigation—The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Management evaluates each claim and provides for potential loss when the claim is probable to be paid and reasonably estimable. While adverse decisions in certain of these litigation matters, claims and administrative proceedings could have a material effect on a particular period’s results of operations, subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that any future accruals with respect to these currently known contingencies would not have a material effect on the financial condition, liquidity or cash flows of the Company. There are no amounts required to be reflected in these consolidated financial statements related to contingencies.

During 2017, the Company reached a negotiated settlement against a competing packaging provider related to a patent infringement dispute. The settlement of $10.7 million is reflected in Other operating expense (income), net.

Profits Interests—Certain members of the Ranpak’s management team were granted profit interests in certain affiliates of the Company’s parent company Rack Holdings L.P. that allow for them to share in the eventual profits at a future date after giving preference to preferred and certain common equityholders upon a liquidity event. The return on such profit interests is dependent upon the achievement of predefined internal rate of return targets, and is also subject to time vesting based on years of service and accelerated vesting upon the occurrence of certain liquidity events. In the case of management employees, vesting service is being performed at the Company level, thus the fair value of such interests will be recorded as a liability in accordance with ASC 710, Compensation—General, on the Company’s records. As of December 31, 2018, the Company has not recognized a liability on its Consolidated Balance Sheet as a liquidity event has not yet occurred. Upon occurrence of a liquidity event, the Company expects the payout to be approximately $2,000 to $2,700.

Leases—Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense relating to these leases was approximately $1,639, $1,410 and $1,364 for the years ended December 31, 2018, 2017 and 2016, respectively. Minimum lease payments required under non-cancelable operating leases at December 31, 2018, with terms in excess of one year for the next five years and thereafter are as follows:

Year Ended December 31,

2019	$1,534
2020	923
2021	516
2022	509
2023	509
Thereafter	1,187

$5,178

Environmental Matters—The Company’s operations are subject to extensive and changing U.S. federal, state and local laws and regulations, as well as the laws of other countries that establish health and environmental quality standards. These standards, among others, relate to air and water pollutants and the management and disposal of hazardous substances and wastes. The Company is exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such pollutants, substances or wastes. There are no amounts required to be reflected in these consolidated financial statements related to environmental contingencies.

Management believes the Company is in compliance, in all material respects, with environmental laws and regulations and maintains insurance coverage to mitigate exposure to environmental liabilities. Management does not believe any environmental matters will have a material adverse effect on the Company’s future consolidated results of operations, financial position or cash flow.

Note 10 — Fair Value Measurement

The carrying values of cash and cash equivalents (primarily consisting of bank deposits), accounts receivable and accounts payable approximate their fair values due to the short-term nature of these instruments as of December 31, 2018 and 2017. The carrying value of borrowings under the credit facilities approximates fair value due to the variable interest rates associated with those borrowings.

Derivative positions are classified within level 2 of the valuation hierarchy as they are valued using quoted market prices for similar assets and liabilities in active markets. These level 2 derivatives are valued utilizing an income approach, which discounts future cash flow based upon current market expectations and adjusts for credit risk.

The Company did not have any material level 3 classifications at December 31, 2017.

The following table provides the carrying amounts, estimated fair values and the respective fair value measurements of the Company’s financial instruments as of December 31, 2018 and December 31, 2017:

	Carrying	Fair	Fair Value Measurements
As of December 31, 2018	Amount	Value	Level 1	Level 2	Level 3

Long-term debt	$499,344	$499,344		$499,344
Derivative liability	-	-		-
Earn-out contingent liability	2,600	2,600			2,600

	Carrying	Fair	Fair Value Measurements
As of December 31, 2017	Amount	Value	Level 1	Level 2	Level 3

Long-term debt	$511,263	$511,263		$511,263
Derivative liability	581	581		581

Note 11 — Segment and Geographic Information

In accordance with ASC 280, Segment Reporting, the Company has determined it has two operating segments which are aggregated into one reportable segment, Ranpak. The aggregation of the two operating segments is based on the Company’s determination that per ASC 280 the operating segments have similar economic characteristics, and are similar in all of the following areas: the nature of products and services, the nature of production processes, the type or class of customer for their products or provide their services, and the methods used to distribute their products or provide their services. In addition, the operating segments were aggregated for purposes of determining whether segments meet the quantitative threshold for separate reporting.

The chief operating decision maker assesses the Company’s performance and allocates resources based on the Company’s consolidated financial information.

The Company attributes revenue to individual countries based on the Company’s selling location. The Company’s products are primarily sold from the United States, Netherlands and Singapore. The following table presents a summary of total net sales from external customers and long-lived assets by geographic location:

	United States	Netherlands	Singapore	Total
As of and for the year ended December 31, 2018:
Net revenues	$131,371	$122,694	$13,795	$267,860
Long-lived assets	34,044	39,005	-	73,049

As of and for the year ended December 31, 2017:
Net revenues	$130,394	$102,318	$11,380	$244,092
Long-lived assets	36,438	38,095	-	74,533

As of and for the year ended December 31, 2016:
Net revenues	$125,692	$90,030	$8,986	$224,708
Long-lived assets	35,215	29,160	-	64,375

As of December 31, 2018, 53% of the Company’s long-lived assets were located outside of the U.S. The Company’s customers are not concentrated in any specific geographic region. During the years ended December 31, 2018, 2017 and 2016, one customer accounted for approximately 11%, 13%, and 14%, respectively, of total revenues.

Note 12 — Shareholders’ Equity

The Company was incorporated in the state of Delaware on August 8, 2014, and originally issued 1,000 shares of common stock at $0.01 par value. At December 31, 2018 and 2017, the Company had 995 shares of common stock outstanding. In 2017, the Company purchased 5 of its then outstanding 1,000 common shares of common stock for approximately $1,550. This transaction was accounted for as an equity transaction, with the repurchased shares classified as treasury stock.

Note 13 — Related Party

Ranpak entered into a monitoring fee agreement, with an affiliate of its majority shareholder, a related party, which requires Ranpak to pay 1% of projected annual earnings before interest, taxes and depreciation and amortization in advance of each semi-annual period, adjusted retroactively up or down, plus reimbursement of other expenses. Monitoring fee expenses were $1,010, $1,005 and $930 during the years ended December 31, 2018, 2017 and 2016, respectively. Reimbursement expenses were $106, $362 and $257 during the years ended December 31, 2018, 2017 and 2016, respectively. Monitoring fee and reimbursement expenses are included in selling, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income (Loss) for all periods presented.

Note 14 — Subsequent Events

Subsequent events have been evaluated from the balance sheet date through March 1, 2019, the date on which the consolidated financial statements were available to be issued or date the financial statements were available to be issued.

On December 12, 2018, One Madison Corporation, a Cayman Islands exempted company (“One Madison”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Rack Holdings L.P., a Delaware limited partnership (“Parent of the Company”), and the Company pursuant to which One Madison will acquire all of the issued and outstanding equity interests of the Company from its Parent for $950 million cash, on the terms and subject to the conditions set forth in the Stock Purchase Agreement. The transaction is expected to close in 2019.

ANNEX A

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

ONE MADISON CORPORATION,

RACK HOLDINGS L.P.

and

RACK HOLDINGS INC.

Dated as of December 12, 2018

4.17	Insurance	A-42
4.18	Real Property; Assets	A-42
4.19	Environmental Matters	A-43
4.20	Absence of Changes	A-44
4.21	Affiliate Agreements	A-45
4.22	Intellectual Property	A-45
4.23	Permits	A-49
4.24	Customers and Vendors	A-49
4.25	Product Warranty and Product Liability	A-49
4.26	Economic Sanctions and Export Control	A-50
4.27	Solvency	A-50
4.28	Proxy Statement	A-50
4.29	No Additional Representations and Warranties	A-51

Article V REPRESENTATIONS AND WARRANTIES OF BUYER		A-51

5.1	Corporate Organization	A-51
5.2	Due Authorization	A-51
5.3	No Conflict	A-52
5.4	Litigation and Proceedings	A-52
5.5	SEC Filings	A-52
5.6	Governmental Authorities; Consents	A-52
5.7	Financial Ability	A-52
5.8	Debt Financing	A-53
5.9	Forward Purchase Agreements	A-54
5.10	Equity Financing	A-54
5.11	Trust Account	A-55
5.12	Brokers’ Fees	A-57
5.13	Solvency; Company After Transactions	A-57
5.14	Affiliates	A-57
5.15	No Outside Reliance	A-57

Article VI COVENANTS OF SELLER and the Company		A-58

6.1	Conduct of Business	A-58
6.2	Inspection	A-62
6.3	HSR Act, Regulatory Approvals and Third Party Consents	A-62
6.4	Termination of Certain Agreements	A-63
6.5	Company Real Property Certificate	A-63
6.6	Nonsolicitation	A-63
6.7	Cooperation with Proxy Statement and SEC Filings	A-64
6.8	Release	A-65
6.9	Financing Cooperation	A-66
6.10	R&W Insurance Cooperation	A-69

ARTICLE VII COVENANTS OF BUYER		A-70

7.1	HSR Act and Regulatory Approvals	A-70
7.2	Indemnification and Insurance	A-72
7.3	Employment Matters	A-73
7.4	Nonsolicitation	A-74
7.5	Proxy Statement	A-75
7.6	Buyer Shareholders Meeting	A-76
7.7	Debt Financing	A-76
7.8	Forward Purchase Agreements.	A-79
7.9	Equity Financing	A-79
7.10	Trust Account	A-80
7.11	Voting Agreement	A-80

Article VIII JOINT COVENANTS		A-80

8.1	Support of Transaction	A-80
8.2	Tax Matters	A-81
8.3	Notification	A-82

Article IX CONDITIONS TO OBLIGATIONS		A-82

9.1	Conditions to Obligations to Consummate Transactions	A-82
9.2	Conditions to Obligations of Buyer	A-83
9.3	Conditions to the Obligations of Seller	A-84

Article X TERMINATION/EFFECTIVENESS		A-84

10.1	Termination	A-84
10.2	Effect of Termination	A-85

Article XI MISCELLANEOUS		A-86

11.1	Survival	A-86
11.2	Waiver	A-86
11.3	Notices	A-86
11.4	Assignment	A-87
11.5	Rights of Third Parties	A-88
11.6	Expenses	A-88
11.7	Governing Law	A-88
11.8	Captions; Counterparts	A-89
11.9	Schedules and Annexes	A-89
11.10	Entire Agreement	A-89
11.11	Amendments	A-89
11.12	Publicity	A-90
11.13	Severability	A-90
11.14	Jurisdiction; WAIVER OF TRIAL BY JURY	A-90
11.15	Enforcement	A-91
11.16	Non-Recourse	A-92
11.17	Acknowledgement and Waiver	A-93
11.18	Trust Account Waiver	A-94

Schedules
Schedule 1.1(a)	Cash and Cash Equivalents
Schedule 1.1(b)	Leased Real Property
Schedule 1.1(c)	Net Working Capital
Schedule 1.1(d)	Permitted Liens
Schedule 4.1	Jurisdictions
Schedule 4.2(a)	Subsidiaries
Schedule 4.2(b)	Subsidiary Jurisdictions
Schedule 4.4	No Conflict
Schedule 4.5	Governmental Authorities; Consents
Schedule 4.6(a)	Capitalization
Schedule 4.6(b)	Other Equity or Equity-Linked Interests
Schedule 4.6(c)	Capital Stock of Subsidiaries
Schedule 4.7	Financial Statements
Schedule 4.7(a)	Off-Balance Sheet Arrangements
Schedule 4.9	Undisclosed Liabilities
Schedule 4.10	Litigation and Proceedings
Schedule 4.11(a)	Compliance with Laws
Schedule 4.12(a)	Contracts
Schedule 4.12(b)	No Contract Defaults
Schedule 4.12(c)	Deviations from the Company Exclusivity Provisions
Schedule 4.13(a)	Company Benefit Plans
Schedule 4.13(h)	Transaction Payments
Schedule 4.14(a)	Labor Matters
Schedule 4.15	Tax Matters
Schedule 4.16	Brokers’ Fees
Schedule 4.17(a)	Insurance
Schedule 4.17(b)	Loss Runs
Schedule 4.18	Owned Real Property
Schedule 4.19	Environmental Matters
Schedule 4.20	Absence of Changes
Schedule 4.21	Affiliate Agreements
Schedule 4.22(a)	Registered Intellectual Property
Schedule 4.22(b)	Assignments of Registered Intellectual Property
Schedule 4.22(e)	Offers to License Company under Third Party IP
Schedule 4.22(f)	Infringement by Third Parties
Schedule 4.24(a)	Customers and Vendors
Schedule 4.24(b)	Change in Customers and Vendors
Schedule 4.25	Product Warranty and Product Liability
Schedule 5.3	No Conflict
Schedule 5.6	Government Authorities; Consents
Schedule 5.10	Equity Financing
Schedule 5.11	Transaction Fees
Schedule 5.12	Brokers’ Fees
Schedule 6.1	Conduct of Business
Schedule 6.3(d)	Third Party Consents
Schedule 6.4	Continuing Affiliate Agreements
Schedule 6.7(e)	Required Financial Statements
Schedule 9.1	Consents and Approvals

Annexes

Annex A – FIRPTA Certificate

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (including the exhibits and schedules hereto, each as amended or restated from time to time, this “Agreement”), dated as of December 12, 2018, is entered into by and among One Madison Corporation, a Cayman Islands exempted company (“Buyer”), Rack Holdings L.P., a Delaware limited partnership (“Seller”), and Rack Holdings Inc., a Delaware corporation (“Company”). The signatories to this Agreement are collectively referred as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, Seller owns 995 shares of common stock, par value $0.01 per share (“Common Stock”), of the Company, which shares constitute all of the issued and outstanding shares of Common Stock (collectively, the “Shares”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Shares, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

Article I
CERTAIN DEFINITIONS

1.1 Definitions. As used herein, the following terms shall have the following meanings:

“2016 Tax Refund” means any refund of U.S. federal Income Taxes for the Company’s or any of its Subsidiaries’ 2016 taxable year (but excluding any refund arising as a result of a tax asset generated in a taxable year (or portion thereof) ending after the Closing Date).

“280G Stockholder Vote” has the meaning specified in Section 7.3(d).

“Action” means any claim, action, audit, litigation, suit, assessment, arbitration, mediation or inquiry, or any other proceeding or investigation, in each case that is by or before any Governmental Authority.

“Adjustment Amount” means the sum (which may be positive or negative) of (i) the sum of Closing Date Net Working Capital (as finally determined in accordance with Section 2.5(b)) minus Estimated Closing Date Net Working Capital, plus (ii) Estimated Closing Date Debt minus Closing Date Debt (as finally determined in accordance with Section 2.5(b)), plus (iii) Closing Date Cash (as finally determined in accordance with Section 2.5(b)), minus Estimated Closing Date Cash.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise; provided, however, that none of SFT (Delaware) Management, LLC, JS Capital, LLC, Soros Capital LP, Soros Capital LLC, BSOF Master Fund L.P. or BSOF Master Fund II L.P. shall be deemed to be an Affiliate of Buyer. For purposes of this definition, “control“ when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Affiliate Agreement” has the meaning specified in Section 4.21.

“Agreement” has the meaning specified in the preamble hereto.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Associate” has the meaning specified in Section 5.14.

“Audited Financial Statements” has the meaning specified in Section 4.7.

“Base Consideration” means $950,000,000.

“BSOF Entities” means BSOF Master Fund L.P., a Cayman Islands exempted limited partnership, and BSOF Master Fund II L.P., a Cayman Islands exempted limited partnership. “Business Combination” has the meaning specified in the Buyer Articles of Association.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Buyer” has the meaning specified in the preamble hereto.

“Buyer 2017 Form 10-K” means Buyer’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 29, 2018.

“Buyer Articles of Association” means Buyer’s amended and restated memorandum and articles of association, dated January 9, 2018.

“Buyer Class A Common Shares” means the class A common shares, par value $0.0001 per share, of Buyer.

“Buyer Class A Redemption” means the right of the holders of Buyer Class A Common Shares to redeem all or a portion of their Buyer Class A Common Shares in connection with the initial Business Combination pursuant to the Buyer Articles of Association, for a per share redemption price in cash equal to (i) the aggregate amount then on deposit in the Trust Account, including interest and net of taxes payable, divided by (ii) the number of then-outstanding Buyer Class A Common Shares.

“Buyer Class B Common Shares” means the class B common shares, par value $0.0001 per share, of Buyer.

“Buyer Cure Period” has the meaning specified in Section 10.1(c).

“Buyer Reports” means each form, statement, registration statement, prospectus, report, schedule, proxy statement and other document (including exhibits and schedules thereto and the other information incorporated therein) filed with or furnished to the SEC by Buyer. All Buyer Reports shall be deemed to have been provided, furnished, delivered and made available to Seller and the Company for all purposes hereunder.

“Buyer Shareholders Approval” means the due approval of the Transaction Proposals by a majority of the votes cast by holders of the outstanding Buyer Voting Shares at the Buyer Shareholders Meeting.

“Buyer Shareholders Meeting” has the meaning specified in Section 7.6.

“Buyer Shares” means the Buyer Class A Common Shares, the Buyer Class B Common Shares and each other class of shares of Buyer that may be outstanding from time to time.

“Buyer Voting Shares” means the Buyer Class A Common Shares, the Buyer Class B Common Shares and any other Buyer Shares that are also generally entitled to vote on matters properly brought before the shareholders of Buyer.

“Cash and Cash Equivalents” of the Company and its Subsidiaries as of any date of reference means the cash and cash equivalents and marketable securities (to the extent constituting cash equivalents under GAAP) held by such Person, calculated in accordance with GAAP (including adding outstanding inbound checks, drafts and wires and subtracting outstanding outbound checks, drafts and wires)to the extent such amounts do not constitute Restricted Cash (provided, however, Cash and Cash Equivalents shall (x) include refundable deposits made in connection with certain legal proceedings outside of the United States described in Schedule 1.1(a), (y) be reduced by an amount equal to any 2016 Tax Refund received by the Company or its Subsidiaries prior to the Closing and (z) include the total amount of Loan Receivables specified, and defined, in Schedule 6.1(4)(c)); taking into account, for any such Cash and Cash Equivalents not in U.S. dollars, the exchange rate, as reported in the Wall Street Journal on the Business Day prior to such date of reference, to convert such cash and cash equivalents from such other currency to U.S. dollars.

“Closing” has the meaning specified in Section 2.2.

“Closing Cash Consideration” means (i) Base Consideration, plus (ii) Estimated Net Working Capital Adjustment Amount, less (iii) Estimated Closing Date Debt, plus (iv) Estimated Closing Date Cash; such Closing Cash Consideration will be subject to further adjustment after Closing pursuant to Section 2.5.

“Closing Date” has the meaning specified in Section 2.2.

“Closing Date Amounts” has the meaning specified in Section 2.5(a).

“Closing Date Cash” has the meaning specified in Section 2.5(a).

“Closing Date Debt” has the meaning specified in Section 2.5(a).

“Closing Date Net Working Capital” has the meaning specified in Section 2.5(a).

“Closing Statement” has the meaning specified in Section 2.5(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment.

“Common Stock” has the meaning specified in the recitals hereto.

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Exclusivity Provision” has the meaning specified in Section 4.12(c).

“Company Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Labor Agreements” has the meaning specified in Section 4.14(a).

“Company Non-Union Employee” has the meaning specified in Section 7.3(a).

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Continuing Employee” has the meaning set forth in Section 7.3(a).

“Continuing Obligations” means contingent obligations that expressly survive the termination of the Credit Documents for which no claim has been asserted or which is not then due and owing and which customarily survive the termination of similar indebtedness arrangements.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, licenses, sublicenses, subleases, conditional sales contracts, commitments, arrangements, undertakings, understandings and sales or purchase orders.

“Credit Agreements” means the First Lien Credit Agreement and the Second Lien Credit Agreement.

“Credit Documents” means the First Lien Credit Documents and the Second Lien Credit Documents.

“D&O Tail” has the meaning specified in Section 7.2(b).

“Damages” means all losses, damages and other reasonable and documented out-of-pocket costs and expenses.

“Debt” of the Company and its Subsidiaries as of any date means all obligations and other Liabilities of the Company and its Subsidiaries in respect of, without duplication, (i) borrowed money, including under the Credit Agreements, (ii) obligations evidenced by any note, bond, debenture, mortgage or other similar Contract or instrument, (iii) leases that have been, or should be in accordance with GAAP, recorded as capital leases (which, for the avoidance of doubt, shall not consider the impact of ASC 842), (iv) recourse or non-recourse factoring or similar arrangements, (v) net obligations in respect of interest rate, currency exchange, commodities or securities hedging arrangements or similar transactions (including in connection with terminating such arrangements or transactions), (vi) letters of credit, bankers’ acceptances, surety bonds and similar instruments (to the extent drawn), (vii) conditional sale or other title retention agreements, (viii) all indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to the Lien, (ix) the deferred purchase price of assets, property, goods or services, including all “earn-out” obligations (excluding the “earn-out” obligation (whether contingent or recorded on the balance sheet as a current or long-term liability) specified in Section 2.5 of the E3Neo Acquisition Agreement) and purchase price adjustment obligations (but excluding trade payables arising in the ordinary course of business and reflected in the calculation of Net Working Capital as of such date), (x) bonuses and deferred compensation, including any severance payments or similar Liabilities (including the employer portion of any payroll, employment or similar Taxes related thereto), in each case to the extent relating to the period prior to Closing and, for the avoidance of doubt, which are not included in Outstanding Company Expenses, (xi) Specified Current Taxes, (xii) all obligations of the type referred to in clauses (i) through (xi) of any Persons the payment of which the Company or any of its Subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, (xiii) all obligations of the type referred to in clauses (i) through (xii) of other Persons secured by any Lien on any property or asset of the Company or any of its Subsidiaries (whether or not such obligation is assumed by the Company or any of its Subsidiaries), (xiv) any Outstanding Company Expenses that are unpaid as of the Closing Date and (xv) owner expense reimbursement accruals and other payment obligations pursuant to the Management Agreement to the extent excluded from Net Working Capital; in each case, together with all accrued but unpaid interest thereon as of such date, and all penalties, breakage fees, premiums (including make-whole premiums), and other amounts paid or payable in the event that such obligation or other Liability is to be repaid or otherwise discharged as of such date of determination.

“Debt Commitment Letter” has the meaning specified in Section 5.8(a).

“Debt Financing” has the meaning specified in Section 5.8(a).

“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide the Debt Financing, and the parties to any Debt Commitment Letter, joinder agreements, credit agreements or indentures related to any Debt Financing, together with their respective Affiliates and their and their respective Affiliates’ current or future general or limited partners, stockholders, managers, members, agents, officers, directors, employees, advisors, partners, members, managers, controlling persons and representatives and their respective successors and assigns.

“Debt Financing Subsidiary” means any wholly-owned Subsidiary of Buyer that is or may become a borrower in connection with the Debt Financing.

“DFS Provisions” has the meaning specified in Section 11.11.

“Determination Date” has the meaning specified in Section 2.5(b).

“E3Neo Acquisition Agreement” means the Share Purchase Agreement, by and among Ranpak BV, BOA Investissements SARL and the other parties named therein, dated February 8, 2017.

“Environmental Laws” means any and all applicable Laws, including common law, relating to pollution or the protection of the environment or occupational health and safety, including the use, storage, emission, disposal or release of, or exposure to, Hazardous Materials.

“Equity Commitment Letters” has the meaning specified in Section 5.10(a).

“Equity Financing” has the meaning specified in Section 5.10(a).

“Equity Financing Sources” means JS Capital, LLC, Soros Capital LP, SFT (Delaware) Management, LLC and each other party providing Equity Financing pursuant to an Equity Commitment Letter dated as of the date hereof.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any trade or business (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Estimated Closing Date Cash” has the meaning specified in Section 2.4.

“Estimated Closing Date Debt” has the meaning specified in Section 2.4.

“Estimated Closing Date Net Working Capital” has the meaning specified in Section 2.4.

“Estimated Closing Statement” has the meaning specified in Section 2.4.

“Estimated Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (i) Estimated Closing Date Net Working Capital, minus (ii) $22,000,000.

“Exchange Act” means the Securities Exchange Act of 1934.

“Financial Statements” has the meaning specified in Section 4.7(a).

“Financing” has the meaning specified in Section 5.10(a).

“First Lien Credit Agreement” means that certain First Lien Credit and Guaranty Agreement, dated as of October 1, 2014 (as amended by that certain Amendment No. 1, dated as of May 15, 2015, and that certain Incremental Amendment No. 2, dated as of March 2, 2017, and as further amended, restated, amended and restated, supplemented or modified from time to time), among Ranpak Corp., Ranpak B.V., a private limited liability company incorporated under the laws of the Netherlands, the other persons from time to time party thereto as guarantors, each agent and lender from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

“First Lien Credit Documents” means the First Lien Credit Agreement together with all Credit Documents (as defined in the First Lien Credit Agreement).

“Forward Purchase Agreements” has the meaning specified in Section 5.9(a).

“Forward Purchasers” has the meaning specified in Section 5.9(a).

“FP Financing” has the meaning specified in Section 5.9(a).

“GAAP” means United States generally accepted accounting principles in effect from time to time, applied on a consistent basis.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitrator of competent jurisdiction, tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, ruling, decision, verdict, determination or award, in each case, made, issued or entered by or with any Governmental Authority or arbitrator.

“Hazardous Material” means material, substance or waste that is listed, classified, characterized, regulated or defined as “hazardous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, toxic mold, radioactive, lead paint, polychlorinated biphenyls, corrosive, reactive, flammable, ignitable or explosive substances, or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” means any Tax (including any franchise tax) measured by reference to net income or profit.

“Income Tax Return” means any Tax Return with respect to Income Taxes.

“Independent Accountant” has the meaning specified in Section 2.5(b).

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority or any other Governmental Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Insurance Policies” has the meaning specified in Section 4.17.

“Intellectual Property” means all intellectual property rights or proprietary rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including with respect to all: (i) inventions and discoveries, whether patentable or not, and patents and patent applications, including continuations, continuations-in-part, divisional, provisional and non-provisional applications and any patents issuing thereon and any reissues, reexaminations, revisions, renewals, substitutes and extensions of any of the foregoing; (ii) trademarks, service marks, service names, brand names, certification marks, collective marks, URLs, Internet domain names, social media identifiers or accounts, rights of publicity, logos, industrial designs, symbols, trade dress, trade names, corporate names, d/b/a’s and all other indicia of origin, all registrations, applications, renewals and extensions for the foregoing, and all adaptations, derivations and goodwill associated therewith and symbolized thereby; (iii) published and unpublished works of authorship, whether copyrightable or not (including with respect to Software, databases and other compilations of information), copyrights therein and thereto, and moral rights, registrations, applications, renewals, extensions, restorations and reversions of any of the foregoing; (iv) trade secrets, know-how (including rights in manufacturing and production processes and research and development information), confidential and proprietary information, including financial and marketing plans, pricing and cost information, designs, compositions, processes, procedures, techniques, ideas, research and development, data (including market data, reference data or identifiers), data collections, confidential source code, specifications, schematics, business methods, formulae, algorithms, drawings, prototypes, models, customer lists and supplier lists (collectively, “Trade Secrets”); (v) Software; (vi) registrations, applications for registration, renewals and extensions of any of the foregoing; and (vii) rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion, permission, consent, release, co-existence or waiver under or with respect to any Intellectual Property.

“Interim Financial Statements” has the meaning specified in Section 4.7(a).

“Interim Period” has the meaning specified in Section 6.1.

“Investment Company Act” means the Investment Company Act of 1940.

“IT Assets” means computers, computer Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or purported to be owned by, licensed or leased, or purported to be licensed or leased, to, or used by or on behalf of the Company or any of its Subsidiaries.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property, as set forth on Schedule 1.1(b), leased by the Company or any of its Subsidiaries.

“Liability” has the meaning specified in Section 4.9.

“Lien” means any mortgage, deed, charge, option, deed of trust, pledge, hypothecation, right of first offer or refusal, easement, servitude, right-of-way, transfer restriction, encumbrance, security interest or other lien of any kind. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Management Agreement” means the Monitoring Fee Agreement, dated as of October 1, 2014, by and between Ranpak Corp., a corporation organized under the laws of Ohio, and Rhône Capital IV L.P., a Delaware limited partnership.

“Material Adverse Effect” means, with respect to the Company, any event, change, development, circumstance, state of facts or effect that has, or would reasonably be expected to have, a material adverse effect on (i) the business, results of operations, condition (financial or otherwise) or assets of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of the Company and its Subsidiaries: (a) any change in applicable Laws or GAAP or any interpretation thereof to the extent that such change does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally to the extent that such change does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants, (c) the announcement of the transactions contemplated by this Agreement as a result of or relating to the identity of the Buyer or any communication by Buyer or any of its Affiliates regarding its plans or intentions with respect to the Company and its Subsidiaries, including the impact thereof on relationships with customers, suppliers, licensors, distributors, partners, providers or employees of the Company or any of its Subsidiaries, (d) any change generally affecting any of the industries or markets in which the Company or any of its Subsidiaries operates or the economy as a whole to the extent that such change does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants, (e) the taking of any action required by Seller or the Company to be taken under this Agreement or which is taken with the prior written consent of Buyer, (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, (g) any national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions, or diplomatic or consular offices or upon any United States military installation, equipment or personnel or (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided that clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in or contributed to a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect) or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

“Material Contract” has the meaning specified in Section 4.12(a).

“Material Permits” has the meaning specified in Section 4.23.

“Multiemployer Plan” has the meaning specified in Section 4.13(e).

“Net Working Capital” means (without duplication), with respect to the Company and its Subsidiaries at any given time, the aggregate value (expressed as a positive or negative number) of the current assets of the Company and its Subsidiaries at such time minus the current liabilities of the Company and its Subsidiaries at such time, (x) in each case, determined on a consolidated basis, taking into account, for any such current assets and current liabilities subject to the definition hereof that are not denominated in U.S. dollars, the exchange rate, as reported in the Wall Street Journal on the Business Day prior to such date of reference, to convert such current assets or current liabilities, as applicable, from such other currency to U.S. dollars and (y) calculated in accordance with GAAP as reflected in the accounting practices, principles, policies, judgments and methodologies used in the calculation of Net Working Capital for the twelve months ended September 30, 2018 set forth on Schedule 1.1(c), which shall control in the event of any conflict; provided that Net Working Capital shall exclude (i) Cash and Cash Equivalents (and any amounts expressly excluded therefrom pursuant to clause (x) or (y) thereof), Outstanding Company Expenses and Debt, (ii) prepaid premiums made pursuant to the Seller’s RWI Policy, (iii) all Income Tax assets (whether current, deferred or otherwise), and all Income Tax liabilities (whether current, deferred or otherwise) and (iv) the “earn-out” obligation (whether contingent or recorded on the balance sheet as a current or long-term liability) specified in Section 2.5 of the E3Neo Acquisition Agreement).

“New or Amended Debt Commitment Letters” has the meaning specified in Section 7.7(e).

“Non-U.S. Benefit Plan” has the meaning specified in Section 4.13(a).

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the Open Source definition (as promulgated by the Open Source Initiative) or the Free Software definition (as promulgated by the Free Software Foundation), in each case, as existing as of the date of this Agreement, or any substantially similar license, including any license approved by the Open Source Initiative and any Creative Commons License.

“Outstanding Company Expenses” means, in each case to the extent unpaid as of the close of business on the Business Day immediately preceding the Closing Date, (i) all costs, fees and expenses incurred by the Company or any of its Subsidiaries at or prior to the Closing, or in respect of any Contract or other arrangement entered into at or prior to the Closing, related to the transactions contemplated by this Agreement or any of the other Transaction Documents (and any other transactions with any Person, other than Buyer, involving a sale of the Company (whether by way of stock purchase, merger, asset sale or otherwise) that were considered as alternatives to the transactions contemplated hereby), whether payable prior to, at or after the Closing, including (A) costs, fees and expenses of investment bankers (including the brokers referred to in Section 4.16), attorneys, accountants and other consultants and advisors, (B) all retention, change of control, transaction or similar bonuses, compensation, and/or incentive payments incurred or payable by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby, plus the employer portion of any payroll, employment or similar Taxes related to the payments described in this clause (i)(B), (C) all costs, fees and expenses incurred as a result of (or that would be incurred as a result of) the termination of any Affiliate Agreement, including the Management Agreement, and (D) any assignment, change in control or similar fees payable as a result of the execution of this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, (ii) the portion of any Transfer Taxes borne by Seller under Section 8.2(a) and (iii) the D&O Tail premium. For the avoidance of doubt, Outstanding Company Expenses shall include any Outstanding Company Expenses that arise as a result of the payment of any amounts following the Closing (including pursuant to Section 2.5), and any such post-Closing payments shall be payable net of any such Outstanding Company Expenses.

“Owned Real Property” has the meaning specified in Section 4.18(a).

“Party” or “Parties” has the meaning specified in the Preamble.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, filings, declarations, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet due and payable or that are being contested in good faith through appropriate Actions and for which reserves have been maintained on the Financial Statements (or, in the case of such Liens arising after the date of the Interim Financial Statements, the Company’s books) in accordance with GAAP, (ii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions if adequate reserves with respect thereto are maintained on the Financial Statements (or, in the case of such Liens arising after the date of the Interim Financial Statements, the Company’s books) in accordance with GAAP, (iv) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property and (C) do not, individually or in the aggregate, materially interfere with the present uses of such real property, (v) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money (excluding any Liens with respect to Intellectual Property), including without limitation (A) the interest of any lessor, sublessor, lessee or sublessee under any lease or sublease agreement in the ordinary course of business, (B) Liens that are customary contractual rights of setoff relating to deposit accounts or relating to purchase orders and other agreements entered into with customers in the ordinary course of business and (C) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods or equipment in the ordinary course of business, in each case of (A), (B) and (C) of this subsection (v), the creation or existence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (vi) Liens arising under the Credit Documents, and (vii) Liens securing payments under capital lease and purchase money obligations made in the ordinary course of business, (viii) non-exclusive licenses, covenants not to sue, and other similar rights to Intellectual Property granted in the ordinary course of business and (ix) Liens described on Schedule 1.1(d).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, estate, trust, joint stock company, Governmental Authority or other entity of any kind.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to any Straddle Period, the portion of the Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of the Straddle Period ending on and including the Closing Date.

“Proxy Statement” has the meaning specified in Section 7.5(a).

“Ranpak Corp” means Ranpak Corporation, an Ohio corporation.

“Registered Intellectual Property” has the meaning specified in Section 4.22(a).

“Regulatory Approvals” has the meaning specified in Section 6.3(a).

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission and each other Governmental Authority with authority over one or more other Regulatory Approval, as applicable.

“Related Party” has the meaning specified in Section 4.21.

“Related Party Liabilities” means all liabilities, debts or obligations owed by (a) a Related Party to the Company or any of its Subsidiaries or (b) the Company or any of its Subsidiaries to a Related Party.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, counsel, financial advisors, auditors and other authorized representatives.

“Required Information” shall mean, without duplication (a) the Audited Financial Statements, to the extent such Audited Financial Statements are for the two most recently completed fiscal years ended at least 120 days prior to the Closing Date, (b) the Interim Financial Statements, to the extent such Interim Financial Statements are for any fiscal quarter subsequent to the last fiscal year for which financial statements described in clause (a) above were delivered to Buyer and ended at least 60 days before the Closing Date, (c) to the extent applicable, an audited consolidated balance sheet of Ranpak Corp. and its Subsidiaries as at the end of, and related statements of comprehensive loss, changes in shareholders’ equity and cash flows of Ranpak Corp. and its Subsidiaries for any fiscal year subsequent to those covered by the Audited Financial Statements ended at least 120 days prior to the Closing Date and (d) to the extent applicable, an unaudited consolidated balance sheet of Ranpak Corp. and its Subsidiaries as at the end of, and related income statement and cash flow statement of Ranpak Corp. and its Subsidiaries for, each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) of Ranpak Corp. and its Subsidiaries subsequent to the most recent fiscal year for which audited financial statements described in clause (a) or, to the extent applicable, clause (c), above have been delivered and ended at least 60 days before the Closing Date. Buyer hereby acknowledges receipt of (i) the audited financial statements referred to in clause (a) and, to the extent applicable, clause (c) above with respect to the fiscal years ended December 31, 2016 and December 31, 2017 and (ii) the financial statements referred to in clause (b) and, to the extent applicable, clause (d) above with respect to the fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018.

“Restricted Cash” means any cash and cash equivalents and marketable securities (calculated in accordance with GAAP) which is not freely usable and available to the Company or its Subsidiaries because it is subject to restrictions, limitations or penalties on use or distribution by Law, Contract or otherwise, including restrictions on dividends, escrowed amounts, collateral for letters of credit and security or similar deposits or any other form of restriction; provided, however, refundable deposits made in connection with certain legal proceedings outside the United States described in Schedule 1.1(a) shall not constitute Restricted Cash.

“Retired Funded Debt” means all obligations under the Credit Documents as of the Closing Date (other than Continuing Obligations).

“S&C“ has the meaning specified in Section 11.17(a).

“Sanctions“ has the meaning set forth in Section 4.26(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Second Lien Credit Agreement” means that certain Second Lien Credit and Guaranty Agreement, dated as of October 1, 2014 (as amended, restated, amended and restated, supplemented or modified from time to time), among Ranpak Corp., an Ohio corporation, the other persons from time to time party thereto as guarantors, each agent and lender from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

“Second Lien Credit Documents” means the Second Lien Credit Agreement together with all Credit Documents (as defined in the Second Lien Credit Agreement).

“Seller” has the meaning specified in the Preamble.

“Seller Cure Period” has the meaning specified in Section 10.1(b).

“Seller’s RWI Policy” means the representation and warranty liability insurance policy that was entered into in connection with Seller’s acquisition of the Company.

“Shares” has the meaning specified in the Recitals.

“Software” means all (a) computer programs, applications, databases, firmware, systems, specifications and software, including all software implementations of algorithms, models and methodologies and any and all development and design tools, applets, compilers and assemblers, whether in source code or object code, (b) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (c) documentation and media, including user manuals and other training documentation, related to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Solvent” when used with respect to any Person, means that such Person (a) is solvent (in that both the fair value of their consolidated assets of such Person are not less than the sum of their consolidated debts and that the present fair saleable value of their consolidated assets is not less than the amount required to pay the probable liability on their consolidated recourse debts as they mature or become due), (b) does not have an unreasonably small amount of capital with which to engage in their business and (c) has not incurred debts beyond their ability to pay such debts as they mature and become due.

“Specified Current Taxes” means the aggregate amount of any Income Tax Liabilities of the Company and its Subsidiaries for all Pre-Closing Tax Periods, whether or not then due, including for this purpose all unpaid installment payments due under Section 965(h) of the Code (the intent being that Seller bears any Taxes arising by virtue of Section 965 of the Code) that were unpaid as of the close of business on the Business Day immediately preceding the Closing Date; provided, that, such term shall exclude any deferred Tax assets or liabilities and any reserves for unpaid Income Taxes in respect of Tax Returns filed prior to the Closing Date or which will not in fact be filed, including with respect to uncertain tax positions as determined under US GAAP, ASC 740-10 (which exclusion, for the avoidance of any doubt, shall not operate to exclude unpaid installment payments due under Section 965(h)).  The amount of any Income Taxes for any Straddle Period that are included in Specified Current Taxes shall be determined by applying the methodology set forth in Section 8.2(e) and shall take into account any Transaction Tax Deductions.  For the avoidance of doubt, (x) net operating losses and other Income Tax assets will be taken into account in the determination of Specified Current Taxes only to the extent (if any) they would actually reduce (but not below zero) the amount of the Income Taxes owed with respect to a Pre-Closing Tax Period, and (y) in no event shall Specified Current Taxes be a negative number.

“Specified Litigation” means the Actions described on Schedule 4.22(f)(I) (and any related Actions subsequently commenced).

“Sponsor Director” has the meaning specified in Section 7.2(a).

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to a Person, a corporation or other entity (i) of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person, (ii) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors, managers, trustees or other Persons performing similar functions are owned, directly or indirectly, by such Person (or such Person otherwise has the right, whether by ownership of securities, Contract or otherwise, to do so) or (iii) for which such Person or one of its other Subsidiaries is the general partner, manager or managing member.

“Surviving Provisions” has the meaning specified in Section 10.2.

“Tax” means all federal, state, local, or foreign taxes, charges, fees, levies or other assessments, however denominated, that are imposed by any Governmental Authority, including, but not limited to, all income (whether gross or net), profits, windfall profits, franchise, alternative minimum, gross receipts, sales, goods and services, use, customs duties, value added, ad valorem, transfer, real property, personal property, inventory, stamp, capital stock, environmental, excise, escheat, premium, social security, payroll, occupation, production, employment, unemployment, severance, disability, registration, license, withholding and estimated tax, and any interest, penalty, or addition with respect thereto.

“Tax Return” means any return, report, statement, declaration, or document (including any refund claim, information statement, or amendment) with respect to Taxes and required to be filed by a taxing authority.

“Terminating Buyer Breach” has the meaning specified in Section 10.1(c).

“Terminating Seller Breach” has the meaning specified in Section 10.1(b).

“Termination Date” has the meaning specified in Section 10.1(b).

“Transaction Document” means this Agreement, the Confidentiality Agreement, the Voting Agreement, the Forward Purchase Agreements, the Equity Commitment Letters and the other Contracts, certificates and other writings executed (or to be executed) by a Party and delivered (or to be delivered) in connection with this Agreement or another Transaction Document or the transactions contemplated hereby or thereby.

“Transaction Proposals” has the meaning specified in Section 7.5(a).

“Transaction Tax Deduction” means (without duplication) (I) any amount paid or payable to the extent it is (i) deductible for Income Tax purposes (as determined in accordance with Section 8.2(b)) by the Company or any of its Subsidiaries in a Pre-Closing Tax Period under applicable Law, (ii) incurred by the Company or any of its Subsidiaries in connection with or as a result of the transactions contemplated herein (and any other transactions with any Person, other than Buyer, involving a sale of the Company (whether by way of stock purchase, merger, asset sale or otherwise) that were considered as alternatives to the transactions contemplated hereby) and (iii) is attributable to (A) compensation costs for directors, officers, employees and service providers arising from any payments made with respect to any bonuses or retention payments (including payments caused solely by the change of control of the Company and its Subsidiaries) payable on or prior to the Closing Date, (B) prepayment penalties and premiums and accelerated deferred financing costs related to debt prepayment, (C) the fees and disbursements of outside counsel to the Company incurred in connection with the transactions contemplated hereby and any such alternative transactions, (D) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company in connection with the transactions contemplated by this Agreement and any such alternative transactions, (E) any payments made to Rhône Capital IV L.P. and its Affiliates (other than the Company and its Subsidiaries) in connection with the termination of the Management Agreement and any other Related Party agreement or arrangement between Rhône Capital IV L.P. or any such Affiliate, on the one hand, and the Company or any of its Subsidiaries, on the other hand, or (F) to the extent not already described in this definition, any Outstanding Company Expense, and (II) any “foreign currency loss” (within the meaning of Section 988 of the Code) related to debt prepayment that occurs in connection with or as a result of the transactions contemplated herein (and any other transactions with any Person, other than Buyer, involving a sale of the Company (whether by way of stock purchase, merger, asset sale or otherwise) that were considered as alternatives to the transactions contemplated hereby) that is taken into account by the Company or any of its Subsidiaries’ in a Pre-Closing Tax Period.

“Transfer Tax” means any transfer, sales, use, stamp, documentary, registration, conveyance, recording, or other similar tax or governmental fee (and any interest, penalty, or addition with respect thereto) payable as a result of the consummation of the transactions contemplated hereby.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.11(a).

“Trust Agreement” has the meaning specified in Section 5.11(a).

“Trust Amount” has the meaning specified in Section 5.11(a).

“Trust Financing” has the meaning specified in Section 5.11(d).

“Trustee” has the meaning specified in Section 5.11(a).

”Voting Agreement” means the Voting Agreement, dated as of December 12, 2018, between the Company and the BSOF Entities.

”WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; provided, that, all such amendments and other modifications will only be deemed to be disclosed pursuant to the Schedules hereto or pursuant to any Transaction Document if it is listed on the appropriate Schedule or Transaction Document thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) The phrase “ordinary course of business” shall be construed to be followed by the phrase “consistent with past practice” regardless of whether such phrase is expressed.

(g) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) Unless the context otherwise requires, all amounts in this Agreement shall be in U.S. dollars and, to the extent any amounts are not in U.S. dollars, such amounts shall be converted into U.S. dollars based on the exchange rate, as reported in the Wall Street Journal on the Business Day prior to such date of reference, to convert such amounts from such other currency to U.S. dollars.

1.3 Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the knowledge of, after due inquiry, (i) in the case of the Company, Mark Borseth, President and Chief Executive Officer of Ranpak Corp, Jim English, Vice President and PMO of Ranpak Corp, Jim Corbett, Vice President, Secretary and General Counsel of Ranpak Corp, Eric Laurensse, Managing Director Europe, Larry Thomas, Managing Director Americas, Antonio Grassotti, Managing Director APAC, Bert Cals, Director of Business Development, Europe, Greg Nemecek, Vice President North America Sales, and Bret Haldin, Vice President Global Marketing and Product Development, (ii) in the case of Buyer, the officers and directors of Buyer specified in Item 10 of the Buyer 2017 Form 10-K, as supplemented by the Reports on Form 8-K filed by Buyer on May 23, 2018 and September 13, 2018, and (iii) in the case of all other Persons, such Person’s executive officers.

Article II
PURCHASE AND SALE; CLOSING; CLOSING DELIVERABLES

2.1 Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants contained herein, at the Closing, Seller agrees to sell, assign, convey, transfer and deliver to Buyer, and Buyer agrees to purchase and accept from Seller, all Shares (free and clear of all Liens) for a cash amount equal to the Closing Cash Consideration, subject to adjustment pursuant to Section 2.5.

2.2 Time and Place of Closing. Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of Shares provided for in this Agreement (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, on the tenth (10th) Business Day following the satisfaction or waiver of the last condition in Article IX to be satisfied or waived (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or at such other time and place as Buyer and Seller mutually agree. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

2.3 Deliveries at Closing.

(a) By Seller. Subject to the terms and conditions of this Agreement, at the Closing (or such earlier date specified below), Seller shall deliver (or cause to be delivered) to Buyer:

(i) the stock certificates representing ownership of the Shares, duly endorsed in blank or accompanied by duly executed stock powers in proper form for transfer;

(ii) a certificate, signed by an executive officer of Seller, as contemplated by Section 9.2(d);

(iii) the written resignations of each of the directors of the Company and/or its Subsidiaries as Buyer may request no later than three (3) Business Days prior to the Closing Date, effective as of the Closing Date; and

(iv) the applicable payoff letters, terminations and releases described in Section 2.7 at least three (3) Business Days prior to the Closing Date.

(b) By Buyer. Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall deliver:

(i) an amount equal to the Closing Cash Consideration in immediately available funds, to an account specified by Seller, pursuant to instructions given to Buyer by Seller no later than two (2) Business Days prior to the Closing Date; and

(ii) a certificate, signed by an executive officer of Buyer, as contemplated by Section 9.3(c).

2.4 Estimated Closing Statement. Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to Buyer a written statement, signed and certified to by an executive officer of the Company (“Estimated Closing Statement”), setting forth (a) its good faith estimate of (i) Closing Date Net Working Capital (“Estimated Closing Date Net Working Capital”), (ii) Closing Date Debt (“Estimated Closing Date Debt”) and (iii) Closing Date Cash (“Estimated Closing Date Cash”), in each case of clauses (i) through (iii), calculated as of the close of business on the Business Day immediately preceding the Closing Date, and (b) the Company’s calculation of the Estimated Net Working Capital Adjustment Amount and the resulting Closing Cash Consideration. The Estimated Closing Date Net Working Capital shall be prepared in accordance with the definition of Net Working Capital, the Estimated Closing Date Debt shall be prepared in accordance with the definition of Debt and the Estimated Closing Date Cash shall be prepared in accordance with the definition of Cash and Cash Equivalents. The Estimated Closing Statement shall (x) provide reasonable detail with respect to each item reflected therein (including, with respect to Estimated Closing Date Debt, an estimate of, and reasonable detail with respect to, Outstanding Company Expenses), (y) be accompanied by reasonable supporting documentation therefor and (z) be subject to Buyer’s review prior to the Closing and the Company shall give reasonable consideration in good faith any comments thereto made by Buyer.

2.5 Adjustment Amount.

(a) As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) calendar days thereof, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth (i) a calculation of Net Working Capital (“Closing Date Net Working Capital”), (ii) a calculation of the aggregate amount of all Debt of the Company (“Closing Date Debt”) and (iii) a calculation of Cash and Cash Equivalents (“Closing Date Cash” and together with the Closing Date Net Working Capital and Closing Date Debt, the “Closing Date Amounts”), in each case of clauses (i) through (iii), calculated as of the close of business on the Business Day immediately preceding the Closing Date. The Closing Date Amounts shall be prepared in accordance with the applicable definitions relating thereto. Following the delivery of the Closing Statement, Buyer shall provide Seller and its representatives reasonable access upon reasonable advance notice to the records, properties and personnel of the Company and its Subsidiaries relating to the preparation of the Closing Date Amounts (subject, in the case of work papers of independent accountants, to Seller signing a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants) and shall cause the personnel of the Company and its Subsidiaries to reasonably cooperate with Seller in connection with its review of the Closing Date Amounts; provided that such access and cooperation does not unreasonably interfere with the operation of the Company or its Subsidiaries.

(b) If Seller shall disagree with the calculation of Closing Date Amounts, it shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within thirty (30) days after its receipt of the Closing Date Amounts. Any item or amount reflected on the Closing Statement that is not included in such notice of disagreement shall be deemed final, binding and conclusive for all purposes hereunder. In the event that Seller does not provide such a notice of disagreement within such 30-day period, Seller shall be deemed to have accepted the Closing Statement and the calculation of Closing Date Net Working Capital, Closing Date Debt and Closing Date Cash delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Buyer and Seller shall use reasonable best efforts for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations of Closing Date Net Working Capital, Closing Date Debt and/or Closing Date Cash, as applicable. If, at the end of such period, they are unable to resolve such disagreements, then KPMG US LLP (or such other independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Buyer and Seller) (the “Independent Accountant”) shall resolve any remaining disagreements. Each of Buyer and Seller shall promptly provide their assertions regarding the remaining disputed aspects of Closing Date Net Working Capital, Closing Date Debt and/or Closing Date Cash, as applicable, in writing to the Independent Accountant and to each other. No Party shall have any ex parte communications with the Independent Accountant. The Independent Accountant shall be instructed to render its determination with respect to such disagreements as soon as reasonably practicable (which the parties hereto agree should not be later than forty-five (45) days following the day on which the disagreement is referred to the Independent Accountant (but if it is later, that fact shall not be a basis for attempting to invalidate or overturn any determination made by the Independent Accountant)). The Independent Accountant shall base its determination solely on (i) the written submissions of the parties and shall not conduct an independent investigation and (ii) the extent (if any) to which the Closing Date Net Working Capital, Closing Date Debt and/or Closing Date Cash require adjustment (only with respect to the remaining disagreements submitted to the Independent Accountant) in order to be determined in accordance with Section 2.5(a) (including the definitions of the defined terms used in Section 2.5(a)) and, with respect to each disputed item, the Independent Accountant’s determination, if not in accordance with the position of either Buyer or Seller, shall not be in excess of the higher, nor less than the lower, of the amounts presented in Buyer’s calculation of the Adjustment Amount pursuant to Section 2.5(a) or in Seller’s written disagreement of such calculation pursuant to this Section 2.5(b). The determination of the Independent Accountant shall be final, conclusive and binding on the parties (absent fraud or manifest error). The date on which Closing Date Net Working Capital, Closing Date Debt and Closing Date Cash are finally determined in accordance with this Section 2.5(b) is hereinafter referred to as the “Determination Date.” The costs and expenses of the Independent Accountant shall be allocated between Buyer and Seller based upon a fraction, the numerator of which is the portion of the aggregate contested amount not awarded to the applicable Party and the denominator of which is the aggregate contested amount.

(c) If the Adjustment Amount is a positive number, then the Closing Cash Consideration shall be increased by the Adjustment Amount, and if the Adjustment Amount is a negative number, the Closing Cash Consideration shall be decreased by the absolute value of the Adjustment Amount. The Adjustment Amount shall be paid in accordance with Section 2.5(d).

(d) Promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date:

(i) if the Adjustment Amount is a positive number or zero, Buyer shall pay (or cause to be paid) to Seller an amount equal to the Adjustment Amount (if greater than zero); and

(ii) if the Adjustment Amount is a negative number, Seller shall pay (or cause to be paid) an amount to Buyer equal to the absolute value of the Adjustment Amount.

Such amounts shall be paid, in immediately available funds pursuant to the instructions previously delivered by Buyer or Seller, as applicable. Any amounts payable to Seller pursuant to this Section 2.5 shall be paid net of any fees, costs or expenses that arise as a result of the payment of such amount and that would have been Outstanding Company Expenses if they were incurred and unpaid prior to the Closing.

(e) Each of Buyer and Seller shall ensure that it reserves a reasonably sufficient amount of available funds in order to be able to discharge any potential payment obligations that it may incur pursuant to this Section 2.5.

2.6 Outstanding Company Expenses. On or prior to the Closing Date, the Company shall provide to Buyer a written report setting forth a list of all Outstanding Company Expenses, including the identity of each payee, dollar amounts owed, wire transfer instructions and any other information necessary to effect the final payment in full thereof, and copies of final invoices executed by each such payee acknowledging the invoiced amounts as full and final payment for all services rendered to the Company and its Subsidiaries.

2.7 Repayment of Retired Funded Debt. At and subject to the occurrence of the Closing, and subject to the other terms and conditions set forth in this Agreement, (a) Buyer shall make available to the Company, or pay directly, an amount sufficient to pay all amounts owing with respect to the Retired Funded Debt outstanding on the Closing Date immediately prior to the Closing and (b) the Company, if such amount is not paid directly by Buyer, shall apply such cash to pay all amounts owing with respect to the Retired Funded Debt outstanding on the Closing Date immediately prior to the Closing.  The Company shall (x) arrange for the delivery of customary payoff letters, UCC-3 termination statements and other terminations or releases necessary to terminate or release, as the case may be, the Company and its Subsidiaries from any further obligations under, and all Liens on the Company and its Subsidiaries’ properties and assets pursuant to, the Credit Documents (subject to customary exceptions), to be delivered at least one Business Day prior to the Closing Date providing for the payoff, discharge and termination on the Closing of the Retired Funded Debt outstanding on the Closing Date immediately prior to the Closing (subject to receipt from Buyer of the funds necessary to effectuate the pay-off contemplated by such payoff letters, terminations and releases) and (y) deliver a draft of such payoff letters and lien terminations within a reasonable and customary time period prior to the Closing Date.

2.8 Withholding. Each of Buyer and its Affiliates shall be entitled to deduct and withhold from any cash amounts otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the transactions contemplated by this Agreement, such amounts that it is required to deduct and withhold with respect to any such deliveries and payments under the Code or any other provision of applicable Law. To the extent that Buyer or any of its Affiliates withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person. Each party hereto shall promptly notify the other party if it becomes aware of any Tax that is or may be required to be withheld from the consideration payable under this Agreement (other than any such Tax that is imposed (i) on consideration that is properly treated as compensation for U.S. federal Income Tax purposes, (ii) as a result of failure to provide forms needed to avoid backup withholding or (iii) as a result of a failure to provide forms required to avoid withholding under section 1445 of the Code) and the parties hereto will cooperate in good faith to minimize the amount of the withholding.

Article III
representations and warranties regarding seller

Except as set forth in the corresponding Schedules to this Agreement (subject to Section 11.9), Seller represents and warrants to Buyer as of the date of this Agreement and as of the Closing Date as follows (each reference in Sections 3.2, 3.3, 3.4 and 3.6 to “this Agreement” being deemed to also refer to each other Transaction Document to which Seller is or will be a party (upon execution and delivery thereof by Seller, as applicable)):

3.1 Corporate Organization of Seller. Seller is a limited liability partnership duly organized and validly existing under the Laws of the State of Delaware.

3.2 Due Authorization. Seller has full power and authority to execute and deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the general partner of the Seller, and no other corporate proceeding or other action on the part of the Seller or any of its direct or indirect equityholders is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

3.3 No Conflict. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby do not and will constitute or result in (a) the breach or violation of any provision of (i) any applicable Law or (ii) the organizational documents of Seller, (b) with or without notice, lapse of time or both, a breach or violation of, a termination (or a right of termination) or default under, the creation of or acceleration of any obligations under or the creation of Lien on any of the properties or assets of Seller pursuant to, or require consent or approval under, any Contract to which Seller is a party or by which Seller may be bound, (c) any change in the rights or obligations of any party under any Contract binding upon Seller, or (d) with or without notice or lapse of time or both, a violation of or revocation of any required license, permit or approval from any Governmental Authority or other Person, except to the extent that any of the foregoing would not, taken as a whole, prevent, materially delay or materially impair the ability of Seller to consummate the transactions contemplated by this Agreement.

3.4 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Buyer contained in this Agreement, no consent, clearance, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person, or observation of any waiting period under applicable Law, is required on the part of Seller with respect to Seller’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act, (b) as otherwise disclosed on Schedule 4.5, and (c) any immaterial consents, approvals, authorizations, designations, declarations or filings.

3.5 Ownership of Shares. As of the date of this Agreement, Seller has good and valid title to all of the issued and outstanding shares of Common Stock, and immediately prior to Closing, Seller will have good and valid title to the Common Stock, in each case free and clear from all Liens (other than Liens that will be discharged at Closing, assuming due performance by Buyer of its obligations under this Agreement, or arising pursuant to this Agreement or from any act of Buyer or its Affiliates) and, upon delivery of the Common Stock and payment therefor pursuant to this Agreement, good and valid title to the Common Stock, free and clear of all Liens, other than Liens arising from any act of Buyer and its Affiliates, will pass to Buyer.

3.6 Litigation and Claims. As of the date of this Agreement, there are no pending or, to the knowledge of Seller, threatened, Actions against Seller, that question the validity of this Agreement or would, taken as a whole, reasonably be expected to prevent, materially delay or materially impair the ability of Seller to consummate the transactions contemplated by this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section of the Schedules to this Agreement (subject to Section 11.9), the Company represents and warrants to Buyer as of the date of this Agreement and as of the Closing Date as follows (each reference in Sections 4.3, 4.4 and 4.5 to “this Agreement” being deemed to also refer to each other Transaction Document to which the Company is or will be a party (upon execution and delivery thereof by the Company, as applicable)):

4.1 Corporate Organization of the Company. (i) The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. (ii) The copies of the certificate of incorporation and bylaws of the Company made available by the Company to Buyer prior to the date hereof are true, correct and complete. (iii) The Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or reasonably be expected to prevent, materially impair or materially delay Seller’s or the Company’s ability to consummate the transactions contemplated hereby. Schedule 4.1 contains a correct and complete list of each jurisdiction where the Company is qualified to do business. The Company is not in material breach of any provision of its certificate of incorporation or bylaws or other organizational documents.

4.2 Subsidiaries. Schedule 4.2(a) sets forth each Subsidiary of the Company and the ownership interest of the Company in each such Subsidiary as well as the ownership interest of any other Person or Persons in each such Subsidiary. Each Subsidiary of the Company is wholly owned by the Company or by one or more wholly owned Subsidiaries of the Company. Each Subsidiary of the Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the power and authority to own or lease its properties and to conduct its businesses as they are now being conducted. Prior to the date hereof, the Seller has made available to Buyer true, correct and complete copies of the organizational documents of each of the Company’s Subsidiaries. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or reasonably be expected to prevent, materially impair or materially delay Seller’s or the Company’s ability to consummate the transactions contemplated hereby. Schedule 4.2(b) contains a correct and complete list of each jurisdiction, with respect to each Subsidiary of the Company, where such Subsidiary is qualified to do business. Neither the Company nor any of its Subsidiaries owns any capital stock, equity interest, voting interest or other direct or indirect ownership interest in any Person (other than a Subsidiary of the Company). No Subsidiary is in material breach of any provision of its certificate of incorporation or bylaws or other organizational documents.

4.3 Due Authorization. The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of the Company, and no other corporate proceeding or other action on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

4.4 No Conflict. Except as set forth on Schedule 4.4 or as set forth in the Credit Documents, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 or on Schedule 4.5, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and will constitute or result in (a) the breach or violation of any provision of, (i) any applicable Law or (ii) the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, or (b) with or without notice, lapse of time or both, a breach or violation of, a termination (or a right of termination) or default under, the creation of or acceleration of any obligations under or the creation of Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, require consent or approval under, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, (c) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, or (d) with or without notice or lapse of time or both, a violation of or revocation of any required license, permit or approval from any Governmental Authority or other Person, except to the extent that the occurrence of any of the foregoing would not be material to the Company and its Subsidiaries, taken as a whole, or materially impair or delay Seller’s or the Company’s ability to consummate the transactions contemplated hereby.

4.5 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Buyer contained in this Agreement, no consent, clearance, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person, or observation of any waiting period under applicable Law, is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act, (b) as otherwise disclosed on Schedule 4.5, and (c) any immaterial consents, approvals, authorizations, designations, declarations or filings.

4.6 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000 shares of Common Stock, of which 995 shares of Common Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free and clear of any Liens other than Liens pursuant to the Credit Documents and Liens pursuant to securities Laws. The Seller is the sole shareholder of the Common Stock as of the date hereof.

(b) Except as set forth on Schedule 4.6(b), there are (i) no authorized or outstanding subscriptions, puts, calls, commitments, options, warrants, rights (including any preemptive rights) or other securities convertible into or exchangeable or exercisable for shares of the Common Stock or the equity or voting interests of any Subsidiary of the Company, or any other Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any such Subsidiary to issue or sell any shares of capital stock of, other equity or voting interests in, or debt securities of, the Company or any of its Subsidiaries, (ii) no authorized or outstanding equity equivalents, stock appreciation rights, phantom equity ownership interests, restricted shares, restricted stock units, performance units, contingent values, profit participation or similar rights with respect to the capital stock of, or other equity or voting interests in the Company or any of its Subsidiaries and (iii) no authorized or outstanding similar securities or rights that are derivative of, or provide economic benefits based directly or indirectly on the value or price of any shares of the capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries. There are no authorized or outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities or other equity or voting interests of the Company or any of its Subsidiaries. Except as set forth on Schedule 4.6(b), there are no authorized or outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Except for the Management Agreement and except as set forth on Schedule 4.6(b), none of the Company or any of its Subsidiaries is a party to any stockholders agreement, investors agreement, voting agreement, registration rights agreement or other similar agreement relating to the Common Stock or any other equity or voting interests of the Company or any of its Subsidiaries.

(c) The outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any provision of the certificate of incorporation, bylaws (or similar organizational documents) in effect when issued, any rights of first refusal, any preemptive rights or any similar rights. Except as set forth on Schedule 4.6(c), the Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock of such Subsidiaries free and clear of any Liens other than Liens pursuant to the Credit Documents and Liens pursuant to securities Laws.

4.7 Financial Statements.

(a) Attached as Schedule 4.7 are (i) the audited consolidated balance sheets of Ranpak Corp and its Subsidiaries as of December 31, 2017, December 31, 2016 and December 31, 2015 and the audited consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity of Ranpak Corp and its Subsidiaries for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) an unaudited consolidated balance sheet, income statement and cash flow statement of Ranpak Corp and its Subsidiaries as of and for the nine months ended September 30, 2018 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income and cash flows of Ranpak Corp and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied throughout the periods presented (except, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items and for normal year-end adjustments ), and the auditor’s reports in respect of the Audited Financial Statements have not been withdrawn or amended. Except as expressly set forth in the Financial Statements, neither the Company nor any of its Subsidiaries maintains any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K of the SEC.

(b) The inventories set forth in the balance sheets included in the Financial Statements were properly stated therein at the lesser of cost or net realizable value determined in accordance with GAAP consistently maintained and applied by Ranpak Corp. and its Subsidiaries. Since the date of the most recent balance sheet included in the Interim Financial Statements, the inventories of the Company and its Subsidiaries have been maintained in the ordinary course of business.

(c) Since its formation and other than the payment of directors’ fees and incidental costs associated with corporate governance of the Company, the Company has not engaged in any business activity other than acquiring and holding the issued and outstanding equity interests in Ranpak Corp. Other than (a) intercompany Liabilities to Ranpak Corp relating to the payment of directors’ fees and to historical payments made in connection with certain employee severance-related arrangements and (b) the Company’s obligations as a guarantor under the Credit Documents, the Company does not have any Liabilities or Debt.

(d) All accounts receivable reflected in the calculation of Closing Date Net Working Capital will be valid, genuine and fully collectible in the aggregate amount thereof less any reserves for doubtful accounts reflected in the calculation of Closing Date Net Working Capital. For the avoidance of doubt, this Section 4.7(d) is not a guarantee of collection of any such accounts receivable.

4.8 Internal Controls. The Company maintains a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurances (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made in accordance with appropriate authorizations of management and the Company’s board of directors and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company and its Subsidiaries.

4.9 Undisclosed Liabilities. Except as set forth on Schedule 4.9, there is no liability, debt, or legally binding commitment or obligation of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable or otherwise (any such liability, debt or legally binding commitment or obligation, a “Liability”), against the Company or any of its Subsidiaries, and whether or not required to be disclosed, or any other fact or circumstance that would reasonably be likely to result in any claims against, or any obligations or liabilities of, the Company or any of its Subsidiaries, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Interim Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, or (c) under any Contract set forth on Schedule 4.12(a) or not required to be disclosed in the Schedules (other than any such liability, debt or obligation resulting from a breach or a default thereunder).

4.10 Litigation and Proceedings. Except as set forth on Schedule 4.10, there are no pending or, to the knowledge of the Company, threatened, Actions or investigations before or by any Governmental Authority against the Company or any of its Subsidiaries, in each case that would be material to the Company and its Subsidiaries, taken as a whole; nor has there been any such Action or investigation since January 1, 2015. Neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any such Subsidiary is, or, since January 1, 2015, has been subject to any Governmental Order, or, to the knowledge of the Company, any investigation by, any Governmental Authority, in each case except as would not be material to the Company and its Subsidiaries, taken as a whole.

4.11 Compliance with Laws.

(a) Except (i) with respect to matters set forth on Schedule 4.11(a) and (ii) where the failure to be, or to have been, in compliance with such Laws would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Laws. Since January 1, 2015 through the date hereof, none of the Company or any of its Subsidiaries has received any written, or to the Company’s knowledge, oral, notice, request or citation from any Governmental Authority relating to a material violation (whether actual or potential) of any applicable Law.

(b) Since January 1, 2015 and except where the failure to be, or to have been, in compliance with such Laws would not be material to the Company and its Subsidiaries, taken as a whole, (i) there has been no action taken by the Company, any of its Subsidiaries, or any officer, director, or employee of the Company or any of its Subsidiaries or, to the knowledge of the Company, any agent, representative, distributor or other sales intermediary of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the Company nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or audit or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Company nor any of its Subsidiaries has received any written, or to the Company’s knowledge, oral, notice, request or citation relating to any actual or potential noncompliance with any of the foregoing.

4.12 Contracts; No Defaults.

(a) Schedule 4.12(a) sets forth a complete and accurate list of Contracts described in (i) through (xxv) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets is bound (collectively, the “Material Contracts”). True, correct and complete copies of all Material Contracts, together with any amendments, waivers and other changes thereto entered into as of the date hereof, have been delivered to or made available to Buyer or its agents or representatives prior to the date hereof (including, in the case of any unwritten Material Contracts, true and complete descriptions of the terms thereof).

(i) any Contract expected to require a capital expenditure or known commitment by the Company or any of its Subsidiaries, in the aggregate, in excess of $400,000 in 2018 or in any future calendar year or over the remaining term of the Contract;

(ii) (A) each employment Contract with any employee or individual independent contractor of the Company or one of its Subsidiaries that provides for annual base compensation in excess of $150,000 and (B) each Contract that provides for retention, change in control, or transaction bonuses or payments to any current or former employee or individual independent contractor of the Company or any of its Subsidiaries;

(iii) each employee collective bargaining or similar labor Contract;

(iv) any Contract with a customer or vendor (other than purchase orders accepted, confirmed or entered into in the ordinary course of business) listed on Schedule 4.24;

(v) any Contract pursuant to which the Company or any of its Subsidiaries has agreed to indemnify another Person, in each case, other than in the ordinary course of business and other than as set forth in the Credit Documents;

(vi) any Contract (including covenants not to sue, non-assertion, settlement or similar agreements or consents) pursuant to which the Company or any of its Subsidiaries licenses or sublicenses, to or from a third party, or relating to the assignment, creation, development, distribution, disclosure or transfer of, any Intellectual Property, in each case, where such Contract is material to the conduct of the business of the Company or any of its Subsidiaries, other than (A) click-wrap, shrink-wrap and off-the-shelf Software licenses commercially available on, and actually licensed under, standard terms from third party vendors with annual payments of less than $100,000 and (B) non-exclusive licenses of any Company Intellectual Property granted to customers and distributors and entered into in the ordinary course of business;

(vii) any lease or similar Contract under which (A) the Company or any of its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third party or (B) the Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any third party, any tangible personal property owned or leased by the Company or any of its Subsidiaries, in each case, which has future required scheduled payments in excess of $150,000 in 2018 or in any future calendar year, other than master leases of automobiles entered into in the ordinary course of business that have future required scheduled payments of less than $250,000;

(viii) any Contract which limits the ability of the Company or any Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time;

(ix) any Contract which binds or purports to bind any Affiliate of the Company that is not a party to such Contract (other than Subsidiaries of the Company and the employees of the Company or any of its Subsidiaries);

(x) any Contract under which the counterparty is a direct customer, reseller, distributor, agency or any similar agreement involving at least $1,000,000 in payments during 2018 or in any future calendar year or over the remaining term of the Contract;

(xi) any Contract with any customer or reselling distributor or agent pursuant to which the Company or its Subsidiary provides any warranty not provided in the ordinary course of business;

(xii) other than any Credit Document, any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) any indebtedness for borrowed money or (B) extended credit to any Person (other than (1) intercompany loans and advances in the ordinary course of business and (2) customer payment terms in the ordinary course of business);

(xiii) any Contracts involving interest rate or foreign currency swaps, commodity swaps, options, caps, collars, hedges or forward exchanges or other similar agreements;

(xiv) other than pursuant to the security arrangements contemplated under the Credit Documents, any Contract that grants any Lien over any material assets of the Company or any of its Subsidiaries;

(xv) other than the Management Agreement and any employment agreement set forth on Schedule 4.13(a), any Contract between the Company or any of its Subsidiaries, on the one hand, and any Related Party, on the other hand;

(xvi) any Contract relating to (A) any completed material business acquisition or disposition by the Company or any of its Subsidiaries since January 1, 2015 or (B) any material business acquisition proposed to be made by the Company or any of its Subsidiaries since January 1, 2015;

(xvii) any Contract for the sale, directly or indirectly (by merger or otherwise), of any of the material assets of the Company or any of its Subsidiaries since January 1, 2015;

(xviii) any Contract establishing any partnership, joint venture, strategic alliance or similar Contract;

(xix) any Contract (other than purchase orders accepted, confirmed or entered into in the ordinary course of business) not disclosed pursuant to any other clause under this Section 4.12(a) and requiring expenditures to or by the Company or any of its Subsidiaries in excess of $500,000 in 2018 or over the remaining term of the Contract;

(xx) any Contract (other than the Credit Documents) that contain (A) a “most favored nation” or similar provision or (B) any minimum purchase or sale “requirements” or “take or pay” obligations;

(xxi) any Contract granting any third party the exclusive right (in one or more jurisdictions) to develop, market, sell or distribute the Company’s or any of its Subsidiaries’ products or services;

(xxii) any Contract that obligates the Company or any of its Subsidiaries to purchase material products or services from a supplier on an exclusive basis;

(xxiii) the Credit Agreements;

(xxiv) any Contract providing for the deferred purchase price of property, goods or services, including all seller financing, earn-outs and similar contingent consideration pursuant to which the Company or its Subsidiary has any outstanding obligations (other than trade payables arising in the ordinary course of business); and

(xxv) any Contract with any Governmental Authority.

(b) Except as set forth on Schedule 4.12(b) and the Credit Agreements, (i) as of the date of this Agreement, all of the Contracts listed or required to be listed pursuant to Section 4.12(a) are, and immediately after the Closing will be, in full force and effect and represent the legal, valid and binding obligations of the Company or its respective Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, (ii) none of the Company, any of its Subsidiaries or, as of the date of this Agreement and to the knowledge of the Company, any other party thereto is in material breach of or material default under any such Contract, (iii) neither the Company nor any of its Subsidiaries has received any claim or notice of material breach of or material default under any such Contract, and (iv) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or default under any such Contract by the Company or any Subsidiary of the Company party thereto (in each case, with or without notice or lapse of time or both).

(c) Except as set forth on Schedule 4.12(c), each Contract to which the Company or any of its Subsidiaries is a party with any reseller, distributor or sales agent of the Company’s products or services include the Company’s standard exclusivity provision, as in effect at the time such Contract was entered into, requiring that such reseller, distributor or sales agent exclusively market, sell or the distribute the Company’s and its Subsidiaries’ products and related services (to the exclusion of any competitive third party paper products and related services) (the “Company Exclusivity Provision”).

4.13 Company Benefit Plans.

(a) Schedule 4.13(a) sets forth a complete list of each material Company Benefit Plan. For the purposes of this Agreement, “Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), (ii) employment, consulting, severance termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement program or policy, and (iii) any other plan, policy or program providing compensation, termination, welfare, fringe or other benefits or remuneration of any kind to any current or former director, officer, employee or independent contractor, in each case that is maintained, sponsored or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any obligation or Liability, whether contingent or otherwise. Schedule 4.13(a) separately identifies each material Company Benefit Plan that is maintained primarily for the benefit of employees or independent contractors outside of the United States (a “Non-U.S. Benefit Plan”).

(b) With respect to each Company Benefit Plan set forth on Schedule 4.13(h) and each other material Company Benefit Plan, the Company has delivered or made available to Buyer correct and complete copies of, if applicable (i) such Company Benefit Plan and any trust agreement and agreements related to any other funding vehicles, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service, (iv) the most recent actuarial valuation, (v) the most recent determination or opinion letter issued by the Internal Revenue Service, and (vi) all material correspondence to or from any Governmental Authority received in the last three years with respect to such Company Benefit Plan.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. All contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles. Neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or one of its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code, and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan.

(e) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA.

(f) Neither the Company nor any ERISA Affiliate has, in the last six (6) years, sponsored, maintained, contributed to or had any obligation to contribute to, or has or is reasonably expected to have any direct or indirect Liability to, any plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(g) With respect to the Company Benefit Plans, (i) no actions, suits, claims (other than routine claims for benefits in the ordinary course), audits or investigations by any Governmental Authority are pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (ii) to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(h) Except as disclosed on Schedule 4.13(h), neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) result in the acceleration or creation of any rights of any director, officer or employee of the Company or any of its Subsidiaries to payments or benefits or increases in any payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries, (ii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iii) otherwise give rise to any material Liability under any Company Benefit Plan or (iv) result in the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(i) All Non-U.S. Benefit Plans (1) have been maintained and operated in accordance with, and are in compliance with, their terms, applicable local Law, and with any agreement entered into with a union or labor organization, in each case, in all material respects, and (2) to the extent intended to be funded and/or book reserved, are funded and/or book reserved, as appropriate, based on reasonable actuarial assumptions.

(j) No Company Benefit Plan or other agreement provides any Person with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional Taxes imposed under Section 4999 or 409A of the Code.

4.14 Labor Matters.

(a) Except as disclosed on Schedule 4.14(a), neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union agreement applicable to persons employed by the Company or any of its Subsidiaries, nor are there any such employees represented by a works council or a labor organization nor, to knowledge of the Company as of the date hereof, activities or proceedings of any labor union to organize any such employees. The Company has delivered or made available to Buyer correct and complete copies of each agreement listed on Schedule 4.14(a) (collectively, the “Company Labor Agreements”). Each of the Company and its Subsidiaries is in compliance in all material respects with the Company Labor Agreements. Except as set forth in Schedule 4.14(a), the consummation of the transactions contemplated by this Agreement will not entitle any third party to any payments under any of the Company Labor Agreements, and the Company and its Subsidiaries are in compliance in all material respects with their obligations pursuant to all notification and other obligations arising under any Company Labor Agreements.

(b) Each of the Company and its Subsidiaries (i) is in compliance in all material respects with all applicable Laws regarding employment and employment practices, terms and conditions of employment, and wages and hours, (ii) has not received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved, and (iii) is not currently experiencing, and has received no current written threat of, any labor strike, slowdown, work stoppage, picketing or interruption of work or lockout.

(c) The Company and its Subsidiaries have complied in all material respects with all consultation and other requirements in respect of each labor or trade union, works council or other representative body required to be complied with prior to executing this Agreement. No further consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is required for the Company to enter into this Agreement or consummate any of the transactions contemplated hereby.

(d) The Company and each of its Subsidiaries is, and has been since January 1, 2015, in material compliance with WARN and has no material Liabilities or other obligations thereunder. Neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Buyer or any of its Affiliates to have any material Liability or other obligation following the Closing Date under WARN.

4.15 Taxes.

Except as disclosed on Schedule 4.15:

(a) All material Tax Returns required by Law to be filed by the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes required by Law to be paid by the Company or any of its Subsidiaries have been paid.

(c) The Company and its Subsidiaries have complied in all material respects with applicable Law with respect to Tax withholding.

(d) Neither the Company nor any of its Subsidiaries is engaged in or subject to any audit, examination, investigation or proceeding by a taxing authority or any judicial proceeding with respect to Taxes. Neither the Company nor any of its Subsidiaries has received any written notice from a taxing authority of a pending material audit or has received any written notice from a taxing authority (including in jurisdictions where the Company or any of its Subsidiaries does not file Tax Returns) of a dispute or claim with respect to material Taxes, other than disputes or claims that have since been resolved or that are being contested in good faith through appropriate Actions. No deficiency for any material amount of Tax has been asserted or assessed by any taxing authority in writing against the Company or any of its Subsidiaries, which deficiency has not been satisfied by payment, settled or withdrawn. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from the Company or from any of its Subsidiaries for any taxable period and no written request for any such wavier or extension is currently pending.

(e) Neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any Person other than the Company and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), (ii) as a transferee or successor, or (iii) under a Tax sharing, allocation, indemnification, reimbursement, receivables or similar agreement or other Contract that provides for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit (other than a Contract entered into in the ordinary course of business and that is neither (i) primarily related to Taxes nor (ii) a Contract that involves the sale of a material non-inventory asset or subsidiary).

(f) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for (or intended or purported to qualify for) tax-free treatment under Section 355 of the Code or any similar provision of state, local or non-U.S. Tax Law since January 1, 2016.

(g) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” or any “reportable transaction” within the meaning of Section 6707A of the Code (or any similar provision of state, local or foreign Tax Law) that has not been disclosed in the manner required by applicable Law in the relevant Tax Return of the Company or the relevant Subsidiary.

(h) The Company would not be required to include any amounts in gross income with respect to any non-U.S. Subsidiary pursuant to Section 951 of the Code if the taxable year of such non-U.S. Subsidiary were deemed to end on the day after the Closing Date, but not taking into account any activities or income of such Non-U.S. Subsidiary on such day.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing Date; (ii) “closing agreement,” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) entered into with any taxing authority prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) election by the Company or any of its Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or foreign Tax Law).

(j) Neither the Company nor any of its Subsidiaries has participated in or is participating in an international boycott within the meaning of Code Section 999.

(k) None of the non-U.S. Subsidiaries of the Company is treated as a U.S. corporation under Section 7874(b) of the Code.

(l) There are no Liens with respect to Taxes on any of the assets of the Company or the Subsidiaries, other than Permitted Liens.

(m) Neither the Company nor any of its Subsidiaries has made a “covered asset acquisition” within the meaning of Section 901(m)(2) of the Code.

(n) Schedule 4.15(n) sets forth the current entity classification, for U.S. federal Income Tax purposes, of each of the Company’s Subsidiaries that is not a U.S. person for U.S. federal Income Tax purposes and the date since which such classification has been in effect.

(o) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

(p) Neither the Company nor any of its Subsidiaries has obtained any private letter ruling from the U.S. Internal Revenue Service or any similar official written ruling from any other taxing authority with respect to material Taxes nor is any application for any private letter ruling or any other such official written ruling now pending.

(q) Neither the Company nor any of its Subsidiaries is the beneficiary of any Tax exemption, Tax holiday or reduced Tax rate grated by a taxing authority that is not generally available without specific application therefor.

(r) No written claim has been made within the previous three years by a taxing authority in a jurisdiction in which the Company or the relevant Subsidiary, as applicable, does not file Tax Returns that the Company or such Subsidiary is or may be subject to Tax by that jurisdiction.

(s) The aggregate amount of Tax payable by the Company and its Subsidiaries as a result of any inclusion under Section 965(a) of the Code, including as a result of an election under Section 965(h) of the Code (or any similar or corresponding election under state or local Tax Law) will not exceed the amount included therefor in Specified Current Taxes.

4.16 Brokers’ Fees Except as set forth on Schedule 4.16, no broker, finder, financial advisor, investment banker, similar intermediary or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates, and no such broker, finder, financial advisor, investment banker, similar intermediary or other Person is entitled to any fee or commission or like payment from Buyer in respect thereof.

4.17 Insurance Schedule 4.17(a) contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance and fidelity bonds (the “Insurance Policies”) held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. Such Insurance Policies are of the type and in amounts customarily carried by Persons and businesses similar to those of the Company and its Subsidiaries. True, correct and complete copies of such Insurance Policies have been made available to Buyer prior to the date hereof. With respect to each such Insurance Policy listed on Schedule 4.17(a), except as would not be material to the Company and its Subsidiaries, taken as a whole: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time, will constitute such a breach or default, or permit termination or modification, under the policy, (iii) to the knowledge of the Company, as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation and (iv) as of the date hereof, no notice of suspension, cancellation or termination has been received other than in connection with ordinary renewals. All material claims under the Insurance Policies have been filed in a timely fashion and neither the Company nor any of its Subsidiaries have made a claim under any such policy during the three-year period prior to the date of this Agreement with respect to which an insurer or underwriter has questioned, denied or disputed coverage. Except as disclosed in Schedule 4.17, the Company and its Subsidiaries shall after the Closing continue to have coverage under such Insurance Policies with respect to events occurring prior to the Closing.

4.18 Real Property; Assets.

(a) The Company or one of its Subsidiaries owns and possesses good and marketable fee simple, or local equivalent, title in and to that certain real property described on Schedule 4.18, in each case, free and clear of all Liens except Permitted Liens (the “Owned Real Property”). None of the Owned Real Property is subject to or encumbered by any option, right of first refusal or other contractual right or obligation to sell, lease, sublease, assign or otherwise dispose of such Owned Real Property.

(b) Each lease related to the Leased Real Property to which the Company or any of its Subsidiaries is a party is a legal, valid, binding and enforceable obligation of the Company or any such Subsidiary, as applicable, and, to the knowledge of the Company, a legal, valid, binding and enforceable obligation of the other party thereto. Neither the Company nor any of its Subsidiaries is in breach or default under any such lease, and no condition exists which (with notice or lapse of time or both) would constitute a default by the Company or any of its Subsidiaries thereunder (or permit the termination, modification, or acceleration of rent under such lease) or (to the knowledge of the Company) by the other parties thereto. Neither the Company nor any of its Subsidiaries have subleased or otherwise granted any Person the right to use or occupy any Leased Real Property which is still in effect. Neither the Company nor any of its Subsidiaries have collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Except for the Permitted Liens, there exist no Liens affecting the Leased Real Property created by, through or under the Company or any of its Subsidiaries. The Owned Real Property and the Leased Real Property constitute all real property used, owned, leased or occupied by the Company.

(c) Except for Permitted Liens, the Company and each of its Subsidiaries have good and valid title to the assets of the Company and such Subsidiary set forth on the Financial Statements or acquired after the date of the balance sheet included in the Interim Financial Statements, other than assets disposed of in the ordinary course of business since such date. The assets of the Company and its Subsidiaries to be acquired by Buyer pursuant to this Agreement constitute all material assets used or held for use by the Company and its Affiliates in, and necessary and sufficient for the operation of the businesses of the Company and its Subsidiaries as presently operated, except as would not be material to the Company and its Subsidiaries, taken as a whole.

(d) The Company and its Subsidiaries (i) own, lease or license from third parties all material tangible personal property required to conduct its and their respective businesses in the ordinary course of business, (ii) have good and valid title to all material tangible personal property owned by it or them set forth on the Financial Statements or acquired after the date of the balance sheet included in the Interim Financial Statements, other than assets disposed of in the ordinary course of business since such date, free and clear of all Liens except for Permitted Liens and (iii) subject to the items disclosed on Schedules 4.4 and 4.5, upon consummation of the transactions contemplated by this Agreement, will be entitled to continue to use all material tangible personal property which is currently employed by it or them in the conduct of their respective businesses as presently conducted. Other than for any equipment of the Company and its Subsidiaries (i) used or intended for use by any distributor, customer or other end user of the Company or any of its Subsidiaries, and (ii) that individually would not be material tangible personal property, such tangible personal property is in good condition and repair and fit for the particular purposes for which it is used (subject only to normal maintenance requirements and reasonable wear and tear with the age of such items expected).

4.19 Environmental Matters. Except as set forth on Schedule 4.19, and except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to the Company or any of its Subsidiaries:

(a) the Company and its Subsidiaries are and since January 1, 2013 have (i) been in compliance with all Environmental Laws (ii) operated with all Permits, authorizations and approvals required under the applicable Environmental Laws;

(b) there has been no release, discharge, disposal, leaking or spilling of any Hazardous Materials at, in, on or under any Owned or Leased Real Property or, at, in, on or under any formerly owned or leased real property during the time that the Company owned or leased such property (or, to the knowledge of the Company, prior to such time) in violation of, or as would reasonably be expected to result in Liability under, Environmental Laws;

(c) neither the Company nor any of its Subsidiaries has generated, treated, stored, released, transported or arranged for transportation or disposal of any Hazardous Materials at, to or from any location except in compliance with Environmental Laws, in a manner and quantity reasonably necessary for the conduct of their businesses and as would not reasonably be expected to result in the assertion of a claim against either the Company or its Subsidiaries alleging Liability or obligation under any Environmental Law including for the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of such Hazardous Materials;

(d) neither the Company nor any of its Subsidiaries is subject to any Governmental Order relating to any non-compliance with, or Liability or obligations whatsoever under, Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and neither the Company nor any of its Subsidiaries is subject to an indemnity obligation relating to any such matter;

(e) no Action is pending or to the knowledge of the Company, threatened with respect to the Company’s or its Subsidiaries’ compliance with or Liability under Environmental Law;

(f) the Company and its Subsidiaries have provided or otherwise made available to Buyer all environmental investigations, audits, tests, reports, assessments, studies, analyses and other material environmental documents prepared within the past five (5) years concerning its businesses and the Owned and Leased Real Property that are (or have been in within the past five (5) years) in the possession, custody or control of the Company or its respective Subsidiaries; and

(g) neither the Company nor any of its Subsidiaries owns, leases or operates or has owned, leased or operated any real property or facility, or conducts or has conducted any manufacturing-related operations, in New Jersey or Connecticut. The consummation of the transactions contemplated hereby require no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act or the “Connecticut Property Transfer Law” (Sections 22a-134 through 22-134e of the Connecticut General Statutes).

4.20 Absence of Changes.

(a) Except as set forth on Schedule 4.20, from the date of the most recent balance sheet included in the Audited Financial Statements to the date of this Agreement, there has not been any event, change, occurrence, effect, development, condition or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

(b) Except as set forth on Schedule 4.20, (i) from the date of the most recent balance sheet included in the Audited Financial Statements to the date of this Agreement, the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business and (ii) from the date of the most recent balance sheet included in the Interim Financial Statements through the date of this Agreement, the Company and its Subsidiaries have not taken any action that would be prohibited from being freely taken by Section 6.1 if such action had been taken after the date hereof.

4.21 Affiliate Agreements. Except as set forth on Schedule 4.21 and other than any Company Benefit Plan (including any employment, non-competition, severance or option agreements entered into with employees in the ordinary course of business by the Company or any of its Subsidiaries), none of (x) Seller or its Affiliates (excluding the Company and its Subsidiaries), (y) the employees, officers, directors, members or partners of the Persons described in clause (x) or of the Company or its Subsidiaries or (z) the “associates” or any members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of the Persons described in clauses (x) or (y) or of the Company or its Subsidiaries (each a “Related Party”) is a party to any Contract or business arrangement with the Company or any of its Subsidiaries (each such Contract or business arrangement (including, for the avoidance of doubt, the Management Agreement), an “Affiliate Agreement”). No Related Party (i) owns any property or right, tangible or intangible, that is used by the Company or any of its Subsidiaries, (ii) provides any services to, or is owed any material amount of money from, the Company or any of its Subsidiaries, or (iii) has any claim or right against the Company or any of its Subsidiaries, other than pursuant to a Company Benefit Plan.

4.22 Intellectual Property.

(a) Schedule 4.22(a)(i) sets forth a true and complete list of all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications, (iii) Internet domain name registrations, and (iv) copyright registrations and applications, in each case, that are owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”), indicating for each item that is registered or the subject of an application for registration, except as set forth on Schedule 4.22(a)(i), (1) the name of the record owner, and, if different, the legal and beneficial owner of such item; (2) the registration or application number; (3) the applicable filing jurisdiction (or, for domain names, the applicable registrar) and (4) the date of filing or issuance. All fees and filings with respect to any Registered Intellectual Property have been timely submitted to the relevant Governmental Authorities and Internet domain name registrars as required to maintain such Registered Intellectual Property in full force and effect. Except as set forth on Schedule 4.22(a)(ii), there are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered Intellectual Property within ninety (90) days after the date of this Agreement. No issuance or registration obtained and no application filed by the Company or any of its Subsidiaries for any Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed within the past five (5) years, except where such registration or application is not material to the operation of the businesses of the Company and its Subsidiaries as currently conducted. The Registered Intellectual Property is valid (solely with respect to issued or granted Registered Intellectual Property) and, to the knowledge of the Company, enforceable. Except as set forth on Schedule 4.22(a)(iii), none of the Company Intellectual Property has been adjudged invalid or unenforceable in whole or in part. Except as set forth on Schedule 4.22(a)(iv), no Action is pending or, to the knowledge of the Company, threatened, (i) in which the scope, validity, or enforceability of any Company Intellectual Property is being contested or challenged or (ii) alleging that the operation of the businesses of the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property of any Person. Except as set forth on Schedule 4.22(a)(v), no opposition or nullification Actions or filings that are still pending have been initiated or filed with respect to any Company Intellectual Property within the past five (5) years. The Company has made reasonable and good faith efforts to satisfy all obligations to disclose prior art to avoid inequitable conduct before any Governmental Authority with respect to the Registered Intellectual Property.

(b) Either the Company or one of its Subsidiaries is the sole and exclusive owner, and possesses all right, title, and interest in and to each item, of the Company Intellectual Property, free and clear of any Liens (other than Permitted Liens). Except as set forth on Schedule 4.22(b), all assignments of the Registered Intellectual Property are complete and have been recorded with the relevant Governmental Authorities in accordance with all local rules and requirements relating thereto such that such Registered Intellectual Property is in the name of the Company or one of its Subsidiaries with no break in the chain of title.

(c) The Company and/or one or more of its Subsidiaries owns or has the valid right and license to use all Intellectual Property and IT Assets used, held for use in or otherwise necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted throughout the world. The Company and its Subsidiaries have taken commercially reasonable efforts to obtain, maintain, protect and enforce its and their rights in and to the Company Intellectual Property and to protect and preserve the confidentiality of any and all Trade Secrets of third Persons provided to the Company or any of its Subsidiaries under obligations of confidentiality or included in the Company Intellectual Property (including all Software source code).

(d) None of the following infringes, constitutes or results from a misappropriation or misuse of, dilutes or violates, any Intellectual Property of any Person, nor has any of the following infringed, constituted or resulted from a misappropriation or misuse of, diluted or violated, any Intellectual Property of any Person: (i) any use, practice or other exploitation of any Company Intellectual Property by the Company or any of its Subsidiaries, (ii) any products or services of the Company or any of its Subsidiaries (or the making, having made, use, offer for sale, sale, import, export, lease, license, sublicense, distribution, provision, rendering, or other disposal or exploitation of any of the foregoing by the Company or any of its Subsidiaries or any of their respective customers, distributors or end-users) or (iii) any conduct, operations or practices of the business of the Company or any of its Subsidiaries (including research and development) as currently conducted throughout the world.

(e) Except as set forth on Schedule 4.22(e), neither the Company nor any of its Subsidiaries has received since January 1, 2015 any written claim from any Person (i) alleging any infringement, misappropriation, misuse, dilution or violation of any Intellectual Property, (ii) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property or consider the applicability of any Intellectual Property to any products or services of, or the conduct of any business by, the Company or any of its Subsidiaries, (iii) for indemnification with respect to any claim of infringement, misappropriation, misuse, dilution or violation of any Intellectual Property, which notice or request has not been finally resolved or (iv) challenging the ownership, use, validity, scope of right or enforceability of any Company Intellectual Property. Neither the Company nor any of its Subsidiaries has, to the knowledge of the Company, received since January 1, 2015 any oral claim from any Person (A) alleging any infringement, misappropriation, misuse, dilution or violation of any Intellectual Property, (B) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property or consider the applicability of any Intellectual Property to any products or services of, or the conduct of any business by, the Company or any of its Subsidiaries or (C) challenging the ownership, use, validity, scope of right or enforceability of any Company Intellectual Property.

(f) Except as set forth on Schedule 4.22(f), to the knowledge of the Company, no Person is infringing, misappropriating, misusing, diluting or violating any Company Intellectual Property or any Intellectual Property exclusively licensed or purported to be exclusively licensed to the Company or any of its Subsidiaries. Except as set forth on Schedule 4.22(f), neither the Company nor any of its Subsidiaries has made since January 1, 2012 any written or, to the knowledge of the Company, oral claim against any Person alleging any infringement, misappropriation, misuse, dilution or violation of any Company Intellectual Property or any Intellectual Property exclusively licensed to the Company or any of its Subsidiaries.

(g) No Open Source Software is or has been included, incorporated or embedded in, linked to or combined or distributed with any product or service distributed by, or in any Software owned or distributed by, the Company or any of its Subsidiaries, in each case, in a manner that subjects any source code for any proprietary Software to any requirement or obligation to be made available, disclosed, contributed, distributed or licensed to any Person (including the Open Source community) at no fee or that would require the Company or any of its Subsidiaries to limit its freedom to seek full compensation in connection with the distribution of its products or services.

(h) There are no material defects in any of the Software owned, used, held for use in the operation of the businesses of the Company or any of its Subsidiaries as conducted throughout the world that would prevent such Software from performing in accordance with its user specifications and there are no viruses, worms, Trojan horses, bombs, backdoors, clocks, timers or similar harmful or malicious programs in any such Software.

(i) The IT Assets owned, used or held for use by the Company or any of its Subsidiaries are fully functional and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with the practices of their respective businesses as currently conducted throughout the world and have not materially malfunctioned or failed. There has been no unauthorized use, unauthorized access, interruption, unauthorized modification or corruption to any IT Assets (or any information or transactions store or contained therein or transmitted thereby). The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality, integrity, operation and security of their IT Assets, Software, databases, systems, networks and Internet sites and all information and transactions stored or contained therein or transmitted thereby from any unauthorized use, access, interruption, modification or corruption by third parties. The Company and its Subsidiaries have implemented and maintain backup, storage, security, encryption and disaster recovery technology and procedures consistent with generally accepted industry standards.

(j) The consummation of the transactions contemplated hereby will not result in the loss or impairment of any right of the Company or any of its Subsidiaries to own, use, practice or otherwise exploit any Company Intellectual Property. Neither this Agreement nor any transaction contemplated by this Agreement will result in the grant by the Company or any of its Subsidiaries to any Person (other than Buyer or any of its Affiliates) of any ownership interest or Intellectual Property License with respect to any Company Intellectual Property or any Intellectual Property owned by Buyer or any of its Affiliates pursuant to any Contract in effect immediately prior to the Closing to which the Company or any of its Subsidiaries is a party or by which any assets or properties of the Company or any of its Subsidiaries is bound.

(k) No Trade Secret included in the Company Intellectual Property (including any Software source code) has been authorized to be disclosed and, to the knowledge of the Company, no Trade Secret has been actually disclosed by the Company or any of its Subsidiaries to any Person, in each case, other than to employees, consultants, contractors, representatives and agents of the Company and its Subsidiaries pursuant to a written and enforceable confidentiality and/or non-disclosure Contract restricting the disclosure and use thereof, and none of the Company or any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has materially breached or violated any such Contract. The Company and each of its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets included in the Company Intellectual Property and other confidential information and technology of the Company or any of its Subsidiaries (and any confidential information owned by any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation). Each employee, consultant, contractor, representative and agent of the Company or any of its Subsidiaries and any other Person, in each case, who is, or who was at any time, involved in the creation or development of any Intellectual Property, technology products or services for or on behalf of the Company and/or such Subsidiary has entered into a valid, binding, written and enforceable Contract with the Company and/or such Subsidiary (i) presently assigning all right, title and interest in, to and under such Intellectual Property, including any and all Company Intellectual Property, to the Company and/or any such Subsidiary and (ii) acknowledging the Company and/or such Subsidiary’s sole and exclusive ownership of all such Intellectual Property.

(l) To the knowledge of the Company, the Company and its Subsidiaries have been and are compliant with all applicable Laws (including Regulation (EU) 2016/679 (the General Data Protection Regulation)), rules, internal and external privacy policies, programs and procedures of the Company and its Subsidiaries and contractual commitments to their respective customers, consumers and employees, in each case to the extent relating to (i) the privacy of individuals and/or (ii) the collection, use, storage, destruction, processing, transmission, transfer (including cross-border transfers), disclosure and protection of any personally-identifiable information and other confidential data or information collected or stored by or on behalf of the Company or any of its Subsidiaries. No Actions, notices, indemnification requests or claims are pending or threatened against the Company or any of its Subsidiaries by any Person or Governmental Authority alleging a violation of any Person’s privacy, personal or confidentiality rights under any Laws, rules, policies, programs or procedures.

(m) No Governmental Authority, university, college, other educational institution or research center has any claim, ownership right or other right to any Company Intellectual Property.

4.23 Permits. Except where the failure to obtain any such Permit would not be material to the Company and its Subsidiaries, taken as a whole, each of the Company and each of its Subsidiaries has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to lawfully conduct its business as currently conducted. (a) Each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written, or to the knowledge of the Company, oral, notice of revocation, suspension, cancellation or termination (or threat thereof) of any Material Permit has been received by the Company or any of its Subsidiaries, (c) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, cancellation or termination of any Material Permit, and (d) each of the Company and each of its Subsidiaries is in compliance with all Material Permits applicable to the Company or such Subsidiary.

4.24 Customers and Vendors. Schedule 4.24(a) sets forth a complete and accurate list of the ten (10) largest accounts with direct customers (based on approximate total revenues attributable to such account), ten (10) largest distributors (based on approximate total revenues attributable to such distributors) and ten (10) largest vendors (based on the total amount purchased from such vendor) of the Company and its Subsidiaries during the fiscal year ended December 31, 2017. Except as set forth on Schedule 4.24(b), (a) since January 1, 2018 to the date of this Agreement, no such customer, distributor or vendor has (i) ceased doing business with the Company and its Subsidiaries or (ii) been involved in a material dispute with the Company or any of its Subsidiaries, and (b) since January 1, 2018 to November 30, 2018, no such customer or distributor has materially reduced, delayed or interrupted its purchases from or provision of services to the Company or its Subsidiaries or, to the knowledge of the Company, threatened to cease or materially reduce, delay or interrupt such purchases or provision of services, with the Company and its Subsidiaries. There are no tender procurement processes for customer, reseller, distributor, agency or similar Contracts that are pending as of the date of this Agreement with respect to which the Company or any of its Subsidiaries is involved.

4.25 Product Warranty and Product Liability.

(a) Since January 1, 2015, each product manufactured, sold, leased, distributed or delivered by the Company or any of the Subsidiaries in conducting its business has been in conformity, in all material respects, with all product specifications, all express and implied warranties, and all applicable Laws, and fit for the purposes for which it is intended to be used and conforms in all material respects with any promises or affirmations of fact made in connection with its sale. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as whole, there is no defect with respect to any of such products and each of such products contains adequate warnings, presented in a reasonably prominent manner, in accordance with applicable Laws, and current industry practice with respect to its contents and use.

(b) To knowledge of the Company, neither the Company nor any of the Subsidiaries has any material Liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased or delivered, by the Company or any of the Subsidiaries. Except as set forth on Schedule 4.25, since January 1, 2015, neither the Company nor any of the Subsidiaries has committed any act or failed to commit any act, which would result in, and there has been no occurrence which would give rise to or form the basis of, any material product liability or Liability for breach of warrant (whether covered by insurance or not) on the part of the Company or any of the Subsidiaries with respect to products manufactured, sold, leased or delivered by the Company or any of the Subsidiaries.

(c) Since January 1, 2015, there have been no product recalls (whether compulsory or voluntarily) involving any products of the Company or its Subsidiaries, and there are no plans to initiate any such voluntary recall or, the knowledge of the Company, any plan to initiate any such compulsory recall.

(d) All of the inventories of the Company and its Subsidiaries as of the Closing Date will consist of items of a quality useable or saleable in the normal course of business and will be in quantities sufficient for (but not materially excessive in light of) the normal operation of the business of the Company and its Subsidiaries in accordance with past practice.

4.26 Economic Sanctions and Export Control.

(a) The Company and its Subsidiaries are currently, and have since January 1, 2015 been, in compliance with, all U.S. Law requirements regarding its exports, including the restrictions contained in the Commerce Department’s Export Administration Regulations, the Treasury Department’s Office of Foreign Asset Control regulations, and the State Department’s International Traffic in Arms Regulations.

(b) Neither the Company nor any of its Subsidiaries, nor any of their directors or officers, is a Person that is, or is owned or controlled by a Person that is: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions.

(c) For the past five years, neither the Company nor any of its Subsidiaries has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions.

4.27 Solvency. As of immediately prior to the Closing, the Company and its Subsidiaries, when taken as a whole on a consolidated basis, will be Solvent.

4.28 Proxy Statement. None of the information provided in writing by the Company to be included in the Proxy Statement at the date it is first mailed to the Buyer’s shareholders, and at the time of the Buyer Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.29 No Additional Representations and Warranties. Except as provided in this Article IV and in the other Transaction Documents, neither the Company nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Buyer or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Buyer or its Affiliates, in respect of the transactions contemplated hereby. Notwithstanding the foregoing, nothing herein shall limit Buyer’s recourse in respect of claims for fraud.

Article V
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the corresponding section of the Schedules to this Agreement (subject to Section 11.9), Buyer represents and warrants to Seller as of the date of this Agreement and as of the Closing Date as follows (each reference in Sections 5.2 and 5.3 to “this Agreement” being deemed to also refer to each other Transaction Document to which Buyer is or will be a party (upon execution and delivery thereof by Buyer, as applicable)):

5.1 Corporate Organization. Buyer (a) is a legal entity duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and (c) is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) or (c), where the failure to be so qualified or in good standing or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the consummation of this Agreement. Buyer has made available to Seller true, complete and correct copies of Buyer’s constitutional documents, each as so delivered is in full force and effect as of the date hereof.

5.2 Due Authorization. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the Buyer Shareholders Approval, to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of Buyer, and no other corporate proceeding on the part of Buyer is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Buyer and this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

5.3 No Conflict. Except as set forth on Schedule 5.3 and subject to the Buyer Shareholders Approval, the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any provision of, or result in the breach of any applicable Law, the certificate of incorporation, bylaws or other organizational documents of Buyer or any Subsidiary of Buyer, or any agreement, indenture or other instrument to which Buyer or any Subsidiary of Buyer is a party or by which Buyer or any Subsidiary of Buyer may be bound, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of Buyer or any Subsidiary of Buyer or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not reasonably be expected to have a material adverse effect on the ability of Buyer to enter into and perform its obligations under this Agreement.

5.4 Litigation and Proceedings. There are no Actions, or, to the knowledge of Buyer, investigations, pending before or by any Governmental Authority or, to the knowledge of Buyer, threatened, against Buyer which, if determined adversely, could reasonably be expected to have a material adverse effect on the ability of Buyer to enter into and perform its obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon Buyer which could reasonably be expected to have a material adverse effect on the ability of Buyer to enter into and perform its obligations under this Agreement.

5.5 SEC Filings. The Buyer has since January 22, 2018 timely filed or furnished all Buyer Reports, including, as they have been supplemented, modified or amended since the time of filing, all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC, pursuant to the Exchange Act or the Securities Act. Each of the Buyer Reports, as of the respective date of its filing or, if amended, as of the date of the most recent amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Buyer Reports. As of the respective date of its filing or most recent amendment, no Buyer Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Buyer Reports.

5.6 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Seller contained in this Agreement, no consent, clearance, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person, or observation of any waiting period under applicable Law, is required on the part of Buyer with respect to Buyer’s execution, delivery or performance of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, except for (a) applicable requirements of the HSR Act; (b) as otherwise disclosed on Schedule 5.6 and (c) any immaterial consent, approvals, authorizations, designations, declarations or filings.

5.7 Financial Ability. Assuming the Financing is funded on the Closing Date in accordance with the Commitment Letters and Forward Purchase Agreements, the aggregate net proceeds of the Financing and the funds to be contributed to Buyer from the Trust Account are in an amount sufficient to fund the Closing Cash Consideration, to discharge the Credit Agreements in full and to satisfy all of Buyer’s other obligations under this Agreement.

5.8 Debt Financing.

(a) Buyer has delivered to the Company a true, complete and fully executed copy of a commitment letter (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and as amended from time to time after the date hereof in compliance with Section 6.9, the “Debt Commitment Letter”) from the Debt Financing Sources identified therein confirming their respective commitments to provide Buyer or the Debt Financing Subsidiary with debt financing in connection with the transactions contemplated hereby in the amount set forth therein (the “Debt Financing”).

(b) The Debt Commitment Letter is in full force and effect and is the legal, valid and binding obligation of Buyer or the Debt Financing Subsidiary, as the case may be, and, to the knowledge of Buyer, the other parties thereto, enforceable against Buyer or the Debt Financing Subsidiary, as the case may be, and, to the knowledge of Buyer, the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date hereof, the Debt Commitment Letter has not been amended, restated or otherwise modified or waived in any respect, and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or otherwise modified in any respect. All commitment fees and other fees required to be paid under the Debt Commitment Letter on or prior to the date hereof have been paid in full. The Debt Financing Subsidiary is a wholly-owned Subsidiary of Buyer.

(c) As of the date of this Agreement, neither Buyer nor, to the knowledge of Buyer, the other parties thereto have breached any of the covenants or other obligations set forth in, or is in default under, the Debt Commitment Letter, and to the knowledge of Buyer no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be likely to (i) constitute or result in a breach or default on the part of Buyer or any other party to the Debt Commitment Letter or (ii) constitute or result in a failure by Buyer or the other parties thereto to satisfy a condition precedent to or other contingency to be satisfied by Buyer or the other parties thereto set forth in the Debt Commitment Letter.

(d) There are no conditions precedent or similar contingencies directly or indirectly related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. Other than the Debt Commitment Letter, there are no other contracts, arrangements or understandings, whether oral or written, to which the Buyer or any Affiliate thereof is a party directly or indirectly related to the Debt Financing (except for (i) a customary fee letter, a true, complete and fully executed copy of which has been provided to the Company, with only the fee amounts, “market flex”, pricing terms and pricing caps and other commercially sensitive terms redacted, which redacted terms do not impose any additional conditions or otherwise impact the conditionality of the Debt Financing or (ii) those that would not be reasonably expected to adversely affect the availability or amount of the Debt Financing and do not impose any additional conditions or otherwise impact the conditionality of the Debt Financing). As of the date hereof, Buyer has no reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the full amount of the Debt Financing will not be available to Buyer (directly or through the Debt Financing Subsidiary) on the Closing Date.

5.9 Forward Purchase Agreements.

(a) Buyer has delivered to the Company true, complete and fully executed copies of forward purchase agreements between Buyer, solely for the purposes of Section 7 thereof, One Madison Group LLC, and each of the counterparties parties thereto (the “Forward Purchasers”) (the “Forward Purchase Agreements”) pursuant to which each of the Forward Purchasers has committed, subject to the terms and conditions therein, to provide equity financing to Buyer in the amounts set forth therein for purpose of funding the transactions contemplated hereby (the “FP Financing”).

(b) The Forward Purchase Agreements are in full force and effect and are legal, valid and binding obligations of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable against Buyer and, to the knowledge of Buyer, the other parties thereto in accordance with their terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date of this Agreement, none of the Forward Purchase Agreements have been amended, restated or modified and no amendment, restatement or modification of the Forward Purchase Agreements is contemplated, and the respective commitments contained in the Forward Purchase Agreements have not been withdrawn, rescinded or otherwise modified.

(c) As of the date of this Agreement, neither Buyer nor, to the knowledge of Buyer, the other parties thereto have breached any of the covenants or other obligations set forth in, or is in default under, the Forward Purchase Agreements, and to the knowledge of Buyer, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be likely to (i) constitute or result in a breach or default on the part of any Person under the Forward Purchase Agreements or (ii) constitute or result in a failure by Buyer or the other parties thereto to satisfy a condition precedent to or other contingency to be satisfied by Buyer or the other parties thereto set forth in the Forward Purchase Agreements.

(d) There are no conditions precedent directly or indirectly related to the funding of the full amount of the FP Financing other than as expressly set forth in the Forward Purchase Agreements. Other than the Forward Purchase Agreements, there are no other contracts, arrangements or understandings entered into by Buyer or any Affiliate thereof directly or indirectly related to the FP Financing (except for those that do not impact the availability, amount or conditionality of the FP Financing). As of the date hereof, Buyer has no reason to believe that any of the conditions to the FP Financing will not be satisfied or that the full amount of the FP Financing will not be available to Buyer on the Closing Date.

(e) The representations and warranties that Buyer has made in the Forward Purchase Agreements to the counterparties thereof are true and accurate as of the date hereof.

5.10 Equity Financing.

(a) Buyer has delivered to the Company true, complete and fully executed copies of subscription agreements (the “Equity Commitment Letters”) from the Equity Financing Sources, pursuant to which the Equity Financing Sources have committed to provide Buyer or an Affiliate thereof with equity financing in connection with the transactions contemplated hereby in the respective amounts set forth therein (the “Equity Financing” and, together with the Debt Financing and the FP Financing, the “Financing”).

(b) Each Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable against Buyer and the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date of this Agreement, none of the Equity Commitment Letters have been amended, restated or modified, and no amendment, restatement or modification of the Equity Commitment Letters is contemplated, and the respective commitments contained in the Equity Commitment Letters have not been withdrawn, rescinded or otherwise modified.

(c) As of the date of this Agreement, neither Buyer nor, to the knowledge of Buyer, the other parties thereto have breached any of the covenants or other obligations set forth in, or is in default under, the Equity Commitment Letters, and to the knowledge of Buyer, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be likely to (i) constitute or result in a breach or default on the part of any Person under the Equity Commitment Letters or (ii) constitute or result in a failure by Buyer or the other parties thereto to satisfy a condition precedent to or other contingency to be satisfied by Buyer or the other parties thereto set forth in the Equity Commitment Letters.

(d) There are no conditions precedent directly or indirectly related to the funding of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letters. Other than the Equity Commitment Letters, there are no other contracts, arrangements or understandings entered into by Buyer or any Affiliate thereof directly or indirectly related to the Equity Financing (except for those that do not impact the availability, amount or conditionality of the Equity Financing). As of the date hereof, Buyer has no reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the full amount of the Equity Financing will not be available to Buyer on the Closing Date.

(e) The representations and warranties that Buyer has made in the Equity Commitment Letters to the counterparties thereof are true and accurate as of the date hereof.

5.11 Trust Account.

(a) As of December 11, 2018, Buyer has at least $304,695,740.90 (the “Trust Amount”) in the account established by Buyer for the benefit of its public shareholders (the “Trust Account”), with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of January 17, 2018, by and between Buyer and the Trustee (the “Trust Agreement”). Buyer has delivered to the Company true, complete and fully executed copies of the Trust Agreement.

(b) The Trust Agreement is in full force and effect and is a valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable against Buyer and the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date of this Agreement, the Trust Agreement has not been amended, restated or modified, and no amendment, restatement or modification of the Trust Agreement is contemplated, and the respective rights and obligations contained in the Trust Agreement have not been withdrawn, rescinded or otherwise modified.

(c) As of the date of this Agreement, neither Buyer nor, to the knowledge of Buyer, the other parties thereto have breached any of the covenants or other obligations set forth in, or is in default under, the Trust Agreement, and to knowledge of Buyer, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be likely to (i) constitute or result in a breach or default on the part of any Person under the Trust Agreement or (ii) constitute or result in a failure by Buyer or the other parties thereto to satisfy a condition precedent to or other contingency to be satisfied by Buyer or the other parties thereto set forth in the Trust Agreement.

(d) There are no conditions precedent directly or indirectly related to the funding of the full amount in the Trust Account (the “Trust Financing”) other than as expressly set forth in the Trust Agreement or in another Buyer Report. Other than the Trust Agreement, there are no other Contracts, side letters, arrangements or understandings (whether written or unwritten, express or implied) (i) between Buyer and the Trustee that would cause the description of the Trust Agreement in the Buyer Reports to be inaccurate in any material respect, (ii) to the knowledge of Buyer, that would entitle any Person (other than (x) shareholders of Buyer holding Buyer Shares sold in Buyer’s initial public offering who shall have elected to redeem their Buyer Shares pursuant to a Buyer Class A Redemption, (y) any underwriters in connection with Buyer’s initial public offering which may be entitled to deferred underwriting discounts and commissions specified in the Buyer 2017 Form 10-K and (z) other advisors of the Company which may be entitled to deferred fees for services provided in connection with the transactions contemplated by this Agreement in an amount not to exceed the amount set forth on Schedule 5.11) to any portion of proceeds in the Trust Account or (iii) entered into by Buyer or any Affiliate thereof directly or indirectly related to the Trust Financing. As of the date hereof, assuming the satisfaction of the conditions to Buyer’s obligation to consummate the transactions contemplated hereby, Buyer has no reason to believe that any of the conditions to the Trust Financing will not be satisfied or that, subject to the Buyer Class A Redemptions, the full amount of the Trust Financing will not be available to Buyer or an Affiliate thereof on the Closing Date.

(e)  Prior to the Closing, none of the funds held in the Trust Account may be released except (i) to pay income and franchise taxes on any interest income earned in the Trust Account, (ii) to pay working capital related costs, and (iii) to satisfy obligations in respect of the Buyer Class A Redemption.

(f) As of the date hereof, there are no Actions pending or, to the knowledge of the Buyer, threatened in writing with respect to the Trust Account.

5.12 Brokers’ Fees. Except fees described on Schedule 5.12 (which fees shall be the sole responsibility of Buyer), no broker, finder, financial advisor, investment banker, similar intermediary or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates.

5.13 Solvency; Company After Transactions. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that (i) the representations and warranties of Seller and the Company contained in this Agreement and the Financial Statements are true and correct in all material respects without giving effect to any materiality or Material Adverse Effect qualifiers contained therein, (ii) the projections for the Company and its Subsidiaries provided to Buyer by Seller have been prepared based on assumptions that were commercially reasonable at the time made, (iii) the performance in all material respects by Seller and its Subsidiaries of their respective obligations hereunder and (iv) assuming the satisfaction of all of the conditions to the obligation of Buyer to consummate the transactions contemplated by this Agreement, then after giving effect to the transactions contemplated hereby (including the Financing and any alternative financing), at and immediately after the Closing, the Company and its Subsidiaries (on a consolidated basis) will be Solvent.

5.14 Affiliates. None of Buyer or any Person or entity controlled by Buyer of any Affiliate or Associate of Buyer, owns any business that derives a substantial portion of its revenues from a line of business within the principal lines of business of the Company and its Subsidiaries. For purposes of this Section 5.14, the term “control” shall have the meaning provided in 16 CFR §801.1(b) and the terms “Affiliate” and “Associate” shall have the meanings provided in 16 CFR §801.1(d).

5.15 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Buyer and any of its directors, officers, employees, stockholders, partners, members or representatives, acknowledge and agree that Buyer has made its own investigation of the Company and that neither Seller nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in (i) Article III and Article IV, (ii) any certificate delivered pursuant to Section 9.2(d) and (iii) any other Transaction Document, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Buyer pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Buyer or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of Seller, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement. Except as otherwise expressly set forth in (i) this Agreement, (ii) any certificate delivered pursuant to Section 9.2(d) and (iii) any other Transaction Document, Buyer understands and agrees that any inventory, equipment, assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever. Notwithstanding the foregoing, nothing herein shall limit Buyer’s recourse in respect of claims for fraud.

Article VI
COVENANTS OF SELLER and the Company

6.1 Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement or as consented to by Buyer in writing, operate the business of the Company, including with respect to capital expenditures, in the ordinary course and use their respective commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Company and its Subsidiaries and (B) preserve the present relationships with customers, distributors, suppliers and employees of the Company and its Subsidiaries. Without limiting the generality of the foregoing, except as set forth on Schedule 6.1 or as consented to by Buyer in writing (such consent not to be unreasonably withheld, conditioned or delayed with respect to the matters set forth in clauses 6.1(e), (f), (i), (l)(iii) or (q)(i)), the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement:

(a) change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, except as otherwise required by Law (whether by merger, consolidation or otherwise);

(b) make, set aside or declare any non-cash dividend or non-cash distribution to the stockholders of the Company in their capacities as stockholders (it being acknowledged and agreed that any cash dividends or distributions shall be accurately reflected in the Estimated Closing Statement);

(c) transfer, issue, reissue, deliver sell or dispose of any shares of capital stock, securities, or other equity or voting interests of the Company or any of its Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities or equity or voting interests of the Company or any of its Subsidiaries;

(d) (i) effect any recapitalization, reclassification, or like change in the capitalization of the Company or any of its Subsidiaries or (ii) amend the terms of, or adjust split, combine, subdivide or reclassify, any capital stock or other equity interests or any class (including the Shares);

(e) enter into or otherwise become subject to (including by acquisition), renew, fail to exercise, waive or release any material right or claim, modify or terminate (excluding any expiration or any renewal upon expiration, in accordance with its terms) any Material Contract (other than any Credit Document) or any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement other than, in each case, in the ordinary course of business;

(f) except (i) as otherwise required by Law or (ii) required pursuant to existing Company Benefit Plans that are listed on Schedule 4.13(a) as in effect on the date of this Agreement, (A) grant, increase, accelerate the vesting or time of payment of, or in any way cause the funding of, any compensation, equity or equity-based awards, incentive opportunity, benefits or termination pay to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, (B) adopt, enter into, terminate or amend any Company Benefit Plan (or any plan that, had it been in existence on the date hereof, would be a Company Benefit Plan), (C) forgive any loans, or issue any loans to any current or former employee, director or independent contractor, or (D) hire any employee with an annual base salary in excess of $150,000 or terminate the employment of any employee with an annual base salary in excess of $150,000 other than for cause;

(g) except as required by Law, enter into or amend any collective bargaining or other labor agreement;

(h) acquire, whether by merger or consolidation or otherwise, or merge or consolidate with, or purchase substantially all of the assets or any equity interests directly or indirectly, of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(i) enter into any new commitments to make any capital expenditures not to exceed $500,000, in the aggregate, except acquisitions of equipment to be supplied to customers in the ordinary course of business;

(j) (i) acquire any assets other than supplies, raw materials and equipment in the ordinary course of business or (ii) sell, lease (as lessor), transfer, license, encumber, abandon, fail to maintain, assign or otherwise dispose of or create, incur, permit to exist any Lien on or encumber any assets pertaining to the business of the Company and its Subsidiaries (except (x) with respect to Intellectual Property, which shall be governed by Sections 6.1(m) and 6.1(n), (y) sales, transfers or dispositions of obsolete equipment in the ordinary course of business and (z) sales of inventory in the ordinary course of business);

(k) make any material loans or material advances to, or capital contributions to or investments in, any Person, except for loans and advances by and between the Company and its Subsidiaries and for advances to employees or officers of the Company or any of its Subsidiaries, in each case, in the ordinary course of business and consistent with past practice;

(l) except as required by Law, (i) make or change any material Tax election, (ii) adopt or change any material Tax accounting method or change any annual Tax accounting period, (iii) agree to extend or waive the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, any material Tax, (iv) file any amended Tax Return, (v) enter into any closing agreement, (vi) settle any Tax claim or assessment, (vii) surrender any right to claim a Tax refund, offset or other reduction in Tax Liability or (viii) take or omit to take any other material action with respect to Taxes that is outside of the ordinary course of business;

(m) pledge, sell, assign, transfer, lease, sublease, license, sublicense, covenant not to sue, abandon, mortgage, encumber or otherwise dispose of, modify, terminate or permit to lapse, place in the public domain, or otherwise fail to take any action to maintain, enforce or protect, or create or incur any Lien (other than Permitted Liens) on, any Company Intellectual Property, except, in each case, as required under the Credit Documents, the granting of non-exclusive licenses in the ordinary course of business, or in connection with the abandonment of such Intellectual Property that the Company reasonably determines is no longer material to the Company or its Subsidiaries;

(n) fail to (i) pay any annuity or prosecution, maintenance or other fee or file any document, response to office action or other filing, in each case, in connection with any Registered Intellectual Property when due or (ii) diligently prosecute and maintain all Registered Intellectual Property, except, in each case, in connection with the abandonment of such Registered Intellectual Property that the Company reasonably determines is no longer material to the Company or its Subsidiaries;

(o) enter into any (i) agreement that restricts or purports to restrict the ability of the Company, any of its Subsidiaries or any of its Affiliates (including, after the Closing, Buyer) to engage or compete in any line of business or with any Person or in any geographic area or during any period of time, or enter into any agreement that restricts the ability of the Company, any of its Subsidiaries or any of its Affiliates to enter a new line of business or (ii) agreement with a reseller, distributor or sales agent for the Company’s products or services that does not contain the Company Exclusivity Provision;

(p) enter into, renew or amend in any material respect any Affiliate Agreement (other than the termination thereof permitted pursuant to Section 6.4);

(q) (i) waive, settle or satisfy any claim against the Company or any of its Subsidiaries (which shall include, but not be limited to, any pending or threatened Action), other than settlements that contemplate solely monetary relief not in excess of $100,000 in the aggregate (which amounts are paid prior to the Closing or fully accrued in the Estimated Closing Statement) and do not relate to the transactions contemplated hereby or have any material reputational implications for the Company and/or its Subsidiaries or (ii) waive, settle or satisfy any matters relating to the Specified Litigation (it being understood that the Specified Litigation shall be for Buyer’s benefit and, in order to give effect to the foregoing, for purposes of the determination of Closing Cash Consideration and any Adjustment Amount, (x) any amounts paid to the Company or any of its Subsidiaries prior to the Closing in respect of the Specified Litigation (other than any refundable deposits referred to in the definition of “Cash and Cash Equivalents”) shall be deducted from the determination of “Cash and Cash Equivalents” and (y) “Net Working Capital” shall not include any accruals, receivables or other assets in respect of the Specified Litigation);

(r) change its working capital and/or cash management practices in any material respect, including its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(s) fail to maintain in full force and effect any Insurance Policy (other than as a result of the termination of Insurance Policies in accordance with their terms but only to the extent such policies are replaced with new Insurance Policies on substantially similar terms without diminution of or gaps in coverage in any material respect), or materially reduce the amount of any insurance coverage provided thereunder;

(t) incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money other than (i) in connection with borrowings under the Company’s existing Credit Documents in the ordinary course of business, (ii) indebtedness owed to the Company and its Subsidiaries or (iii) other indebtedness in an aggregate principal amount not to exceed $250,000;

(u) subject any material properties or assets of the Company and its Subsidiaries to any Lien, except for Permitted Liens;

(v) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated by this Agreement);

(w) make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law;

(x) write up, write down or write off the book value of any of its assets, other than (i) in the ordinary course of business or (ii) as may be required by GAAP;

(y) incur any liabilities (other than any liabilities arising in the ordinary course and consistent with past practice owed (i) by the Company or any Subsidiary of the Company to any Subsidiary of the Company that is organized outside of the United States or (ii) by any Subsidiary of the Company that is organized outside of the United States to another Subsidiary of the Company that is organized outside of the United States; or

(z) agree, authorize, resolve or commit to do any action prohibited under this Section 6.1.

Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing Date. Prior to the Closing Date, Buyer and Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege, Seller shall, and shall cause its Subsidiaries to, afford to Buyer and its accountants, counsel and other representatives reasonable access during the Interim Period, during normal business hours, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and other documents of or pertaining to the Company and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided that in the event the Company does not provide information in reliance on confidentiality obligations or privilege, the Company shall provide notice to the Buyer that such information is being withheld (but solely to the extent both feasible and permitted under such confidentiality obligation, or without waiving such privilege, as applicable) and the Company shall use commercially reasonable efforts to describe, to the extent both feasible and permitted under such confidentiality obligation, or without waiving such privilege, as applicable, the applicable information; provided further, however, that Buyer shall not be permitted as part of such access to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. In the event any of the restrictions set forth in this Section 6.2 apply, Seller and Buyer shall discuss in good faith arrangements to provide for such access, including entry into a joint defense agreement with respect to information that is subject to attorney-client privilege. All information obtained by Buyer and its representatives under this Agreement shall be subject to the Confidentiality Agreement. No investigation by Buyer, any of its Affiliates or any of their respective Representatives or other information received by, or knowledge of, Buyer, any of its Affiliates or any of their respective Representatives shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller or the Company hereunder.

6.3 HSR Act, Regulatory Approvals and Third Party Consents.

(a) In connection with the transactions contemplated by this Agreement, Seller shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and each of the other permits, approvals, clearances, and consents of or filings necessary or advisable to be obtained from the applicable Regulatory Consent Authority and any other Governmental Authorities (“Regulatory Approvals”). Seller shall (i) use commercially reasonable best efforts to substantially comply with any Information or Document Requests and (ii) request early termination of any waiting period under the HSR Act.

(b) Seller and the Company shall, and shall cause their respective Affiliates to, cooperate reasonably and in good faith with Buyer and with the Regulatory Consent Authorities and any other Governmental Authorities with respect to the Regulatory Approvals and use its reasonable best efforts to promptly undertake all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and all action necessary or advisable, if requested in writing by Buyer, to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority and any other Governmental Authorities with respect to the Regulatory Approvals, or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated hereby, but Seller and the Company shall have no obligation to take any action that would have a material affect on the business of the Company and its Subsidiaries, taken as a whole, unless such action is conditional upon and solely effective at or after Closing.

(c) Seller and the Company shall promptly furnish to Buyer copies of any notices or written communications received by Seller or any of its Affiliates from any Governmental Authority with respect to the transactions contemplated by this Agreement and shall not respond to any such notice or written consent without the prior written consent of Buyer. None of Seller, the Company or any of their Affiliates shall extend any waiting period or comparable period under the HSR Act or in connection with any of the other Regulatory Approvals or enter into any agreement with any Governmental Authority without the prior written consent of Buyer. None of Seller, the Company or any of their Affiliates shall attend any substantive meetings or discussions, either in person or by telephone, with any Governmental Authority concerning or in connection with the transactions contemplated hereby without the prior written consent of Buyer.

(d) Seller and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties specified in Schedule 6.3(d); provided, however, that the Seller shall not be obligated to, and, without the prior written consent of Buyer, none of the Company or any of its Subsidiaries shall, pay any consideration therefor to any third party from whom consent or approval is requested, grant any accommodations to such third party or accept any amendment, conditions or obligations with respect to any Contract with such third party.

6.4 Termination of Certain Agreements. On and as of the Closing, Seller shall take all actions necessary to cause all Affiliate Agreements (other than the Contracts listed on Schedule 6.4) and all Related Party Liabilities in connection therewith, to be terminated without any further force and effect or continuing Liability of Buyer, the Company or any of their respective Affiliates, including the Management Agreement. The Company shall deliver to Buyer written evidence reasonably satisfactory to Buyer of each such termination prior to the Closing.

6.5 Company Real Property Certificate. At the Closing, Seller shall deliver to Buyer a statement, substantially in the form attached hereto as Annex A, in accordance with Treasury Regulation Sections 1. 1445-2(b)(2) certifying that Seller is not a foreign person.

6.6 Nonsolicitation. From the date of this Agreement until the earlier of (x) the Closing or (y) the date on which this Agreement is terminated, other than in connection with the transactions contemplated hereby, each of Seller and the Company agrees that it will not, and will not authorize or permit any of its Affiliates or any of its or any of its Subsidiary’s Representatives (in their capacity as such), to, directly or indirectly, (i) initiate, solicit, or knowingly facilitate, or make any offers or proposals related to, an Acquisition Proposal, (ii) engage in any discussions or negotiations with respect to an Acquisition Proposal with, or provide any non-public information or data to, any Person that has made, or informs Seller or the Company that it is considering making, an Acquisition Proposal, or (iii) enter into any agreement relating to an Acquisition Proposal. The Company shall give notice of any Acquisition Proposal to Buyer as soon as practicable following its or Seller’s awareness thereof. For purposes of this Agreement, “Acquisition Proposal” means any contract, proposal, offer or indication of interest in any form, written or oral, relating to any transaction or series of related transactions (other than transactions with Buyer) involving any acquisition, merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution involving the acquisition of all or any material portion of the Company or its businesses or assets or any material portion of the Company’s Shares or other equity interests. Promptly following execution of this Agreement, Seller and its Affiliates and Representatives will terminate any existing discussions with any Person other than Buyer and its Affiliates and Representatives regarding any Acquisition Proposal and request the return or destruction of any confidential information of the Company and its Subsidiaries provided to any such Person in connection therewith. Effective as of the Closing, Seller shall cause to be assigned to the Company all of Sellers’ and its Affiliates’ rights under any confidentiality agreement or non-solicitation agreement entered into with any Person other than Buyer and its Affiliates regarding any Acquisition Proposal.

6.7 Cooperation with Proxy Statement and SEC Filings.

(a) Prior to the Closing and in connection with Buyer’s preparation of the Proxy Statement, any other filing required to be made by Buyer with the SEC under the Exchange Act or any responses to any comments from the SEC relating to the Proxy Statement or other required filings, Seller and the Company shall use their respective reasonable best efforts to provide to Buyer, and shall cause each of the Company’s Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting representatives, to provide all cooperation reasonably requested by Buyer that is customary in connection with the preparation of the Proxy Statement and such other filings or responses to SEC comments, which may include, among other things, obtaining the consents of any auditor to the inclusion of the financial statements of the Company or any of its Subsidiaries in the Proxy Statement and other filings with the SEC. The Company hereby consents (on behalf of itself and its Subsidiaries) to Buyer’s use of any audited or unaudited financial statements relating to the Company or any of its Subsidiaries or entities or businesses acquired by the Company or any of its Subsidiaries to be used in the Proxy Statement and any other filings that Buyer makes with the SEC.

(b) Each of Seller, the Company and Buyer shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of Buyer and at the time of the Buyer Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing any information relating to Seller, the Company, Buyer or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Seller or Buyer that is required to be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of Buyer.

(c) Buyer shall give Seller, the Company and their Representatives and counsel the opportunity to review and comment, prior to their being filed with the SEC, (i) the Proxy Statement and (ii) all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments made by the SEC. Buyer shall consider such comments in good faith and shall accept such reasonable additions, deletions or changes suggested by Seller, the Company and their Representatives and counsel in connection therewith as Buyer deems appropriate, in its reasonable discretion.

(d) Buyer will advise Seller and the Company, promptly after Buyer receives notice thereof, of the time when the Proxy Statement has “cleared” comments by the SEC or any supplement or amendment has been filed or of any request by the SEC for the amendment or supplement of the Proxy Statement or for additional information. Buyer shall provide the Seller and its counsel with any written comments or other communications that Buyer or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications.

(e) Seller and the Company shall cause to be prepared and delivered to Buyer (i)as soon as practicable following the date hereof, the financial statements set forth on Schedule 6.7(e)(i) (the financial statements set forth on Schedule 6.7(e)(i), the “Required Financial Statements”) and (ii) in the event the Closing will occur after May 15, 2019, the financial statements set forth on Schedule 6.7(e)(ii).

6.8 Release.

(a) Except as set forth in Section 6.8(b), from and after the Closing, Seller agrees (on behalf of itself and its Affiliates) that none of Buyer or any of its Affiliates including the Company and its Subsidiaries, including current or former officers and directors, members, managers or Representatives of the Company or any of its Subsidiaries, shall have any Liability or responsibility to Seller or any of its Affiliates for (and, from and after the Closing, Seller hereby unconditionally releases (and shall cause its Affiliates to unconditionally release) such Persons from) any obligations or Liability (i) arising out of, or relating to, the organization, management or operation of the businesses of the Company or any of its Subsidiaries relating to any matter, occurrence, action or activity on or prior to the Closing or the direct or indirect ownership of any equity or other interests in the Company or its Subsidiaries on or prior to the Closing or (ii) relating to or arising out of this Agreement, any other Transaction Document (including due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained herein or therein) and the transactions contemplated hereby or thereby.

(b) Notwithstanding anything herein to the contrary, nothing in this Section 6.8 is intended to, nor does it, limit, impair or otherwise modify or affect, and the release contemplated by this Section 6.8 does not include, any rights of Seller or any of its Affiliates or obligations of Buyer or any of its Affiliates including the Company and its Subsidiaries, including current or former officers and directors, members, managers or Representatives of the Company or any of its Subsidiaries, (i) expressly set forth in this Agreement or any other Transaction Document or arising out of, or relating to, the transactions contemplated thereby, (ii) under any Affiliate Contract set forth on Schedule 6.4 or (iii) to indemnification or advancement or reimbursement of expenses as contemplated by Section 7.2. The Parties acknowledge and agree that the limits imposed pursuant to this Section 6.8 were bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid hereunder.

6.9 Financing Cooperation.

(a) The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use their reasonable best efforts to, provide all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Buyer, including using its reasonable best efforts with respect to the following:

(i) participation at reasonable times and locations in a reasonable number of meetings, due diligence sessions (including accounting due diligence sessions), drafting sessions, presentations, “road shows” and sessions with prospective financing sources, investors and ratings agencies, including direct contact between appropriate members of senior management of the Company, on the one hand, and the actual and potential Debt Financing Sources, on the other hand;

(ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda (including a bank information memorandum that does not include information of the type that would constitute material non-public information of the Company or its Subsidiaries if the Company was a publicly reporting company and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Company authorizing the distribution of information to prospective Debt Financing Sources or investors and containing a representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include information of the type that would constitute material non-public information about the Company or its Subsidiaries or securities if the Company was a publicly reporting company and containing a customary “10b-5” representation by the Company consistent with the Debt Commitment Letter), in each case, to the extent reasonably necessary and customarily delivered in connection with debt financings of the same type as the Debt Financing;

(iii)  causing the Company’s independent auditors to provide reasonable and customary assistance and cooperation in connection with the Debt Financing;

(iv) assisting Buyer in obtaining any corporate ratings from any ratings agencies contemplated by the Debt Financing;

(v) furnishing (x) at least four (4) Business Days prior to the Closing, all documentation and other information required by any Governmental Authority under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, that has been reasonably requested by Buyer at least ten (10) Business Days prior to the Closing and (y) at least four (4) Business Days prior to the Closing, all documentation and other information relating to beneficial ownership and other information required by the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time), to the extent such documentation or other information has been reasonably requested in writing by Buyer at least ten (10) Business Days prior to the Closing, and in each case is necessary to satisfy the conditions set forth in paragraph 8 of the Conditions Exhibit to the Debt Commitment Letter, but in each case, solely as relating to the Company and its Subsidiaries to the extent reasonably requested by Buyer in advance thereof;

(vi) executing and delivering at Closing of any credit agreements, pledge and security documents, other definitive financing documents or other requested certificates or documents, including a customary solvency certificate by the chief financial officer of the Company in the form of Annex I to the Conditions Exhibit to the Debt Commitment Letter;

(vii) cooperating with, and taking actions reasonably requested by, Buyer in order to facilitate the termination and payoff of the commitments and loans under the Credit Documents at Closing upon or simultaneously with the funding of the Debt Financing (including, upon such funding, and subject to receipt of funds from the Buyer pursuant to Section 2.7, (w) the repayment in full of all obligations then outstanding thereunder, (x) the release of all encumbrances, security interests and collateral (subject to customary exceptions), (y) the termination of all guaranties and the agreements evidencing subordination in connection therewith and (z) the termination or replacement of all letters of credit outstanding thereunder, in each case at the Closing) and facilitating the delivery to Buyer of payoff letters, lien terminations and other instruments of discharge with respect to the Credit Documents in customary form and substance from the administrative agent or other similar agents under the Credit Documents;

(viii) assisting the Debt Financing Sources in benefiting from the existing material lending and investment banking relationships of the Company and its Subsidiaries; and

(ix) facilitating the obtaining of guarantees and pledging of collateral as may be reasonably requested by Buyer, including executing and delivering any customary guarantee, pledge and security documents, currency or interest hedging arrangements or other definitive financing documents, or other customary certificates or documents as may be reasonably requested by Buyer to facilitate any guarantee, obtaining and perfection of security interests in collateral from and after the Closing (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing) and delivery to the Debt Financing Sources at the Closing of all certificates representing outstanding equity interests of the Company and each of its Subsidiaries.

(x) updating any Required Information provided to Buyer as may be necessary to ensure that (i) the financial statements comprising the Required Information present fairly, in all material respects, the consolidated financial position, results of operations, income and cash flows of Ranpak Corp. and its Subsidiaries as of the dates and for the periods indicated in such financial statements in conformity with GAAP consistently applied throughout the periods presented (except, in the case of any interim unaudited financial statements, for the absence of footnotes and other presentation items and for normal year-end adjustments (none of which will be material)) and (ii) no independent auditor has withdrawn, or has advised the Company or any of its Subsidiaries in writing that they intend to withdraw, their audit opinion with respect to any financial statements contained in the Required Information.

(b) Notwithstanding the foregoing, nothing in Section 6.9(a) shall require the Company, its Subsidiaries or any of their Representatives to:

(i) waive or amend any term of this Agreement or any other contract to which it is a party or take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing set forth in Article IX to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company;

(ii) take any action in respect of the Debt Financing that would conflict with or violate the Company’s or any if its Subsidiaries’ organizational documents or any applicable Law or result in a breach of or default under any Material Contract;

(iii) execute and deliver any letter, agreement, document or certificate in connection with the Debt Financing (except the authorization letters contemplated by clause (a)(ii) above) or adopt any resolution, grant any approval or authorization or otherwise take any action that is not contingent on, or that would be effective prior to, the occurrence of, the Closing;

(iv) pay any commitment fee or other fee or payment, reimburse any expenses, give any indemnities or otherwise incur any Liability or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing (except with respect to the authorization letters contemplated by clause (a)(ii) above);

(v) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create an unreasonable risk of harm to any property or assets of the Company or its Subsidiaries;

(vi) provide any information the disclosure of which is subject to confidentiality obligations or is legally privileged; provided that in the event the Company does not provide information in reliance on confidentiality obligations or privilege, the Company shall provide notice to the Buyer that such information is being withheld (but solely to the extent both feasible and permitted under such confidentiality obligation, or without waiving such privilege, as applicable) and the Company shall use commercially reasonable efforts to describe, to the extent both feasible and permitted under such confidentiality obligation, or without waiving such privilege, as applicable, the applicable information; and

(vii) provide any legal opinion or other opinion of counsel prior to the Closing Date in connection with the Debt Financing.

In addition, no Representative of the Company or any of its Subsidiaries shall be required to deliver any certificate or take any other action that could reasonably be expected to result in personal liability to such Representative.

(c) Buyer shall comply with Section 11.6 with respect to the payment of all fees, costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Company or any of its Subsidiaries solely in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.9 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type solely in connection with the arrangement of any Debt Financing and any information used in connection therewith, except with respect to a material misstatement or material omission in any information prepared or provided by the Company or any of its Subsidiaries or any of their respective representatives pursuant to this Section 6.9 or to the extent such losses, damages, claims, costs or expenses arise from the material breach of this Agreement by the Seller or the Company or result from the gross negligence, bad faith or willful misconduct of Seller, the Company, any of its Subsidiaries or their respective Representatives. This Section 6.9(c) shall survive the Closing and any termination of this Agreement.

(d) All non-public information provided by the Company or any of its Subsidiaries or any of their representatives pursuant to this Section 6.9 shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information to the financing sources (including the Debt Financing Sources) and other potential sources of capital, rating agencies and prospective lenders during syndication of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to such Persons entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(e) The Company hereby consents, on behalf of itself and its Subsidiaries, to the use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing and the Equity Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries.

(f) The Company shall provide to the Buyer, as promptly as reasonably practicable, the Required Information.

(g) Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 9.2(b) as it applies to the obligations of the Company under this Section 6.9 shall be deemed satisfied unless the Company has knowingly materially breached its obligations under this Section 6.9 and such breach has been the primary cause of the Debt Financing not being obtained.

6.10 R&W Insurance Cooperation. Seller and the Company shall provide to Buyer any assistance reasonably requested by Buyer in connection with satisfying any conditions to the effectiveness of the representation and warranty liability insurance policy Buyer is obtaining in connection with the transaction to the extent not satisfied following the date hereof, including by delivering to Buyer electronic copies of the index and contents (as of the date hereof) of the virtual data room created and populated in connection with the transactions contemplated hereby.

Article VII
COVENANTS OF Buyer

7.1 HSR Act and Regulatory Approvals.

(a) In connection with the transactions contemplated by this Agreement, Buyer shall (and, to the extent required, shall cause its controlled Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and in connection with the other Regulatory Approvals. Buyer shall substantially comply with any Information or Document Requests.

(b) Buyer shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and each other relevant jurisdiction to obtain the Regulatory Approvals, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Governmental Authority of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c) Without limiting the generality of Section 7.1(b), Buyer shall cooperate reasonably and in good faith with the Regulatory Consent Authorities and any other Governmental Authorities with respect to the Regulatory Approvals and use its reasonable best efforts to promptly undertake all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority and any other Governmental Authorities with respect to the Regulatory Approvals, or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated hereby, including (i)  proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Buyer or (B)the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company, Buyer or any of their respective Affiliates and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Termination Date.

(d)  Buyer shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business, or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets (provided that in each of these circumstances, such business, business organization or assets, in whole or in part, overlap and compete with the business of the Company and its Subsidiaries), if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents, waivers, approvals and waiting period expirations and terminations necessary to consummate the transactions contemplated by this Agreement; (ii) increase the risk of any Governmental Authority entering any injunction or other order, decree or ruling that would adversely affect the ability of the Parties hereto to consummate the transactions contemplated by this Agreement, (iii) require the transactions contemplated under this Agreement to be subject to the approval of a Governmental Authority that, absent such action by Buyer or its Affiliates, would not otherwise be required or (iv) increase the risk of not being able to adequately defend against or overturn any regulatory action by any Governmental Authority to prevent or enjoin the consummation of the transactions contemplated by this Agreement or any Action brought by any Governmental Authority in connection therewith.

(e) Buyer shall promptly furnish to Seller copies of any notices or written communications received by Buyer or any of its Affiliates from any Governmental Authority with respect to the transactions contemplated by this Agreement, and Buyer shall permit counsel to Seller an opportunity to review in advance, and Buyer shall consider in good faith the reasonable views of such counsel in connection with, any proposed written communications by Buyer and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Buyer shall not extend any waiting period or comparable period under the HSR Act or in connection with any of the other Regulatory Approvals or enter into any agreement with any Governmental Authority without the written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed). Buyer agrees to provide Seller and its counsel the opportunity, on reasonable advance notice, to attend any substantive meetings or discussions, either in person or by telephone, between Buyer and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary, nothing in this clause (e) shall require Buyer to take any action (or abstain from taking any action) the taking (or not taking) of which is prohibited by Law or Governmental Order.

(f) Buyer shall pay all filing fees payable to the Regulatory Consent Authorities and any other Governmental Authorities with respect to the Regulatory Approvals in connection with the transactions contemplated by this Agreement.

7.2 Indemnification and Insurance.

(a) From and after the Closing, Buyer shall cause the Company to indemnify and hold harmless each present and former director and officer of the Company and any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law, subject to Buyer’s receipt of an undertaking by or on behalf of such person to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified). Without limiting the foregoing, (i) Buyer shall cause the Company and each of its Subsidiaries (A) to maintain for a period of not less than six years from the Closing provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificates of incorporation, bylaws and other organizational documents of the Company or such Subsidiary, as applicable, in each case, as of the date of this Agreement and (B) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law and (ii) Buyer and the Company agree that any indemnification and advancement of expenses available to any current or former director of the Company or its Subsidiaries by virtue of such current or former director’s service as a partner or employee of any investment fund that is an Affiliate of the Company prior to the Closing (any such current or former director, a “Sponsor Director”) shall be secondary to the indemnification and advancement of expenses to be provided by the Company and its Subsidiaries pursuant to this Section 7.2 and that the Company and its Subsidiaries (A) shall be the primary indemnitors of first resort for Sponsor Directors pursuant to this Section 7.2, (B) shall be fully responsible for the advancement of all expenses and the payment of all Damages with respect to Sponsor Directors which are addressed by, and to the extent provided in, this Section 7.2 and (C) shall not make any claim for contribution, subrogation or any other recovery of any kind against such Sponsor Director or its Affiliates in respect of any other indemnification available to any Sponsor Director with respect to any matter addressed by this Section 7.2. Notwithstanding anything to the contrary, (x) no indemnification or advancement of funds shall be available under this Section 7.2 or otherwise by Buyer, the Company or any of their respective Affiliates in respect of any Damages relating to the breach or inaccuracy of any representation, warranty, covenant or agreement hereunder or under another Transaction Document of Seller, the Company or any of their respective Affiliates and (y) if any Damages that are indemnifiable by Buyer, the Company or its Subsidiaries would reasonably be expected to be covered by the D&O Tail, then the person entitled to such indemnification shall be obligated to seek recourse under the D&O Tail before pursuing any such claim for indemnification (or expense advancement).

(b) The Company shall cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Closing (the “D&O Tail”) and, if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.2 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.2 shall survive the consummation of the transactions contemplated hereby indefinitely and shall be binding, jointly and severally, on all successors and assigns of Buyer and the Company. In the event that Buyer or the Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall succeed to the obligations set forth in this Section 7.2.

7.3 Employment Matters.

(a) For a period of one (1) year following the Closing Date, Buyer shall provide each employee of the Company or any of its Subsidiaries who continues in the employ of Buyer or any of its respective Affiliates following the Closing Date (each, a “Continuing Employee”) and whose terms and conditions of employment are not subject to a collective bargaining or similar labor agreement (each, a “Company Non-Union Employee”) with (A) annual base salary and annual cash incentive compensation opportunities that are no less than the annual base salary and annual cash incentive compensation opportunities, respectively, provided to each such Company Non-Union Employee immediately prior to the Closing Date, (B) employee benefits that are substantially comparable in the aggregate to those benefits provided by the Company to each such Company Non-Union Employee immediately prior to the Closing Date; provided that such employee benefits shall exclude any change in control, transaction and retention benefits, equity and equity-based awards and programs, defined benefit pension benefits and retiree medical benefits that may be provided by the Company immediately prior to the Closing Date, and (C) severance benefits that are no less favorable than the severance benefits provided pursuant to the severance plans or policies listed in Schedule 7.3(b). As to each Continuing Employee whose terms and conditions of employment are subject to a collective bargaining or similar labor agreement, Buyer shall comply with the terms and conditions of each applicable collective bargaining or similar labor agreement in a manner consistent with Law.

(b) From and after the Closing, Buyer shall give each Company Non-Union Employee service credit for purposes of eligibility to participate, level of benefits and vesting under any employee benefit plans (including severance and vacation/paid time off policies, but excluding any defined benefit pension plan benefits) provided, sponsored, maintained or contributed to by Buyer or any of its Affiliates for such Company Non-Union Employee’s service with the Company or any of its Subsidiaries, and with any predecessor employer, to the same extent recognized by the Company or any of its Subsidiaries under any analogous Company Benefit Plan, except to the extent such credit would result in the duplication of benefits for the same period of service.

(c) Buyer shall use commercially reasonable efforts to (i) waive or cause to be waived for each Company Non-Union Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Buyer or any of its Affiliates applicable to such Company Non-Union Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to (or was previously satisfied by) such Company Non-Union Employee under the terms of the analogous welfare plans of the Company and its Subsidiaries, and (ii) give or cause to be given full credit under the welfare plans of Buyer and its Affiliates applicable to each Company Non-Union Employee and his or her dependents under any analogous Company Benefit Plan for all co-payments, deductibles and out-of-pocket limits satisfied prior to the Closing in the same plan year as the Closing and, for any lifetime maximums, as if there had been a single continuous employer.

(d) (i) At least five Business Days prior to the Closing Date, the Company shall submit for approval by its stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”), (ii) at least seven Business Days prior to the Closing Date, the Company shall use reasonable best efforts to ensure that the right to any Parachute Payment shall have been irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) and (iii) the Seller shall have delivered to the Buyer true and complete copies of all disclosure and documents that comprise the stockholder approval of each Parachute Payment and the calculations and any backup data reasonably requested by Buyer used to determine what payments might constitute Parachute Payments in sufficient time to allow the Buyer to comment thereon but no less than five Business Days prior to the 280G Stockholder Vote, and shall reflect all reasonable comments of the Buyer thereon.

(e) Prior to the Closing Date, Seller shall cause the Company and its Affiliates to comply with any Law or other requirement (whether statutory or pursuant to a Company Labor Agreement or any other written agreement with, or the constitution of, any works council or other employee body), to inform and/or consult with any employees, a relevant trade union or works council or any other employee representatives in relation to the transactions contemplated hereby.

(f) The parties acknowledge and agree that all provisions contained in this Section 7.3 are included for the sole benefit of the parties hereto. This Agreement is not intended by the parties to, and nothing in this Section 7.3 or otherwise in this Agreement, whether express or implied, shall, (i) constitute an amendment to or modification of any Company Benefit Plan or Company Labor Agreement or any other employee benefit plan, program, policy, agreement or arrangement, (ii) create any obligation of the parties hereto with respect to any employee benefit plan, program, policy, agreement or arrangement of Buyer or the Company or any of their respective Affiliates, (iii) prevent Buyer or the Company or any of their respective Affiliates from amending or terminating any Company Benefit Plans in accordance with their terms, or (iv) confer on any Continuing Employee or any other Person (other than the parties to this Agreement) any rights or remedies (including third-party beneficiary rights).

7.4 Nonsolicitation.

(a) From the date of this Agreement until the earlier of (x) the Closing or (y) the date on which this Agreement is terminated, other than in connection with the transactions contemplated hereby and by the other Transaction Documents, Buyer agrees that it will not, and will not authorize or permit any of its Affiliates or any of its or its Subsidiaries’ Representatives (in their capacity as such), to, directly or indirectly, (i) initiate, solicit, or knowingly facilitate, or make any offers or proposals related to, an initial Business Combination, (ii) enter into, engage in or continue any discussions or negotiations with respect to any initial Business Combination with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an initial Business Combination, (iii) enter into any agreement in principle of acquisition agreement or any similar agreement relating to an initial Business Combination or (iv) approve or recommend or propose publicly to approve or recommend any initial Business Combination.

(b) From the date of this Agreement until the earlier of (x) the Closing or (y) the date on which this Agreement is terminated, other than in connection with the transactions contemplated hereby and by the other Transaction Documents, Buyer shall immediately cease and terminate any solicitations, discussions or negotiations with any Person with respect to any initial Business Combination and shall direct its Representatives to cease and terminate any such solicitations, discussions or negotiations.

7.5 Proxy Statement.

(a) As promptly as practicable following the date hereof, Buyer shall prepare, and as promptly as practicable following receipt of the Required Financial Statements and the other information relating to the Company required to be included in the Proxy Statement, Buyer shall file with the SEC, in preliminary form, a proxy statement in connection with the transactions contemplated hereby (the “Proxy Statement”) and provide its shareholders with the opportunity to redeem their Buyer Shares pursuant to the Buyer Class A Redemption in accordance with the applicable terms of Buyer Articles of Association, any related agreements of Buyer or its Affiliates, applicable Law and any applicable rules and regulations of the SEC and NYSE. Buyer shall use reasonable best efforts to cause the Proxy Statement to comply with the rules and regulations of the SEC. In the Proxy Statement, Buyer shall (i) solicit proxies from its shareholders to vote at the Buyer Shareholders Meeting in favor of (A) all shareholder approvals required by the rules of the NYSE with respect to the issuance of Buyer Shares in connection with the Financing and (B) any other proposals the Buyer deems necessary or desirable to consummate the transactions contemplated hereby (collectively, the “Transaction Proposals”), and (ii) file with the SEC financial and other information about the transactions contemplated hereby in accordance with Regulation 14A of the Exchange Act. Buyer may include in the Proxy Statement matters to be acted on by Buyer’s shareholders at the Buyer Shareholder Meeting other than the Transaction Proposals, it being understood that the approval of any such other matters shall not be conditions to or otherwise delay or hinder, the consummation of the transactions contemplated by this Agreement. Buyer shall promptly respond to any SEC comments on the Proxy Statement and shall otherwise use commercially reasonable best efforts to seek the completion of the review by the SEC of the Proxy Statement as promptly as practicable.

(b) Buyer shall cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of the Buyer, promptly following (A) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act, or (B) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC.

7.6 Buyer Shareholders Meeting. Buyer shall, as promptly as practicable, establish a record date (which date shall be mutually agreed with the Company) for, call, give notice of, convene and hold a meeting of Buyer’s shareholders (the “Buyer Shareholders Meeting”), for the purpose of voting on the approval of the Transaction Proposals, which meeting shall be held not more than thirty-five (35) days after the date on which Buyer mails the Proxy Statement to its shareholders. Buyer shall take all actions within its control that are necessary, proper or advisable to obtain the approval of the Transaction Proposals, including by soliciting proxies as promptly as practicable for the purpose of approving the Transaction Proposals; provided, however, that Buyer shall not be required to pay any consideration, or grant any accommodation, to any shareholder of Buyer to induce such shareholder to vote on or for the Transaction Proposals. Buyer shall, through its board of directors, recommend to its shareholders that they vote in favor of the Transaction Proposals (the “Board Recommendation”) and Buyer shall include the Board Recommendation in the Proxy Statement. The board of directors of Buyer shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Buyer shall be entitled to adjourn the Buyer Shareholders Meeting, provided that the Buyer Shareholders Meeting is not adjourned to a date that is more than thirty-five (35) days after the date for which the Buyer Shareholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law), (a) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of Buyer has determined in good faith is required by applicable Law is disclosed to Buyer’s shareholders and for such supplement or amendment to be promptly disseminated to the Buyer’s shareholders prior to the Buyer Shareholders Meeting, (b) if, as of the time for which the Buyer Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Buyer Voting Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Buyer Shareholders Meeting, or (c) by up to ten (10) Business Days in order to solicit additional proxies from shareholders in favor of the adoption of the Transaction Proposals; provided, that in the event of an adjournment pursuant to clauses (a) or (b) above, the Buyer Shareholders Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved, and in no event shall the Buyer Shareholders Meeting be reconvened on a date that is later than ten (10) Business Days prior to the Termination Date.

7.7 Debt Financing.

(a) Buyer shall, and shall cause the Debt Financing Subsidiary to, take all actions within its control that are necessary, proper or advisable to arrange and obtain the Debt Financing on terms and conditions not materially less favorable than those described in the Debt Commitment Letter as promptly as practicable after the date hereof, including taking all actions within its control to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (including the flex provisions) or on other terms no less favorable to Buyer, (iii) satisfy or obtain a waiver thereof on a timely basis all conditions in the Debt Commitment Letter, (iv) assuming that all conditions contained in the Debt Commitment Letter have been satisfied, consummate the Debt Financing at or prior to the Closing and (v) enforce its rights under the Debt Commitment Letter.

(b) Buyer shall, upon the reasonable request of the Company, keep the Company reasonably informed with respect to all material activity concerning the status of the Debt Financing contemplated by the Debt Commitment Letter and shall give the Company notice of any material adverse change with respect to such Financing as promptly as practicable. Without limiting the generality of the foregoing, Buyer shall give the Company prompt notice (x) of any material breach or default by any party to the Debt Commitment Letter or any definitive agreements related to the Debt Financing, in each case of which Buyer becomes aware, (y) of the receipt of any written notice or other written communication, in each case received from any Debt Financing Source with respect to any (1) material breach of Buyer’s or the Debt Financing Subsidiary’s obligations under the Debt Commitment Letter or definitive agreements related to the Debt Financing, or default, termination or repudiation by any party of the Debt Commitment Letter or definitive agreements related to the Debt Financing or (2) material dispute between or among any parties to the Debt Commitment Letter or definitive agreements related to the Debt Financing or any provisions of the Debt Commitment Letter, in each case, with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing or (z) if, at any time, Buyer believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on terms and conditions, in the manner, or from the sources contemplated by the Debt Commitment Letter or definitive agreements related to the Debt Financing; provided that in no event shall Buyer be under any obligation to disclose any information pursuant to clauses (1) or (2) that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. As soon as reasonably practicable, but in any event within 24 hours of the delivery by the Company to Buyer of a written request therefor, Buyer shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence.

(c) Buyer shall have the right from time to time to amend, supplement or otherwise modify or waive its rights under the Debt Commitment Letter, including to (i) obtain alternative sources of financing in lieu of all or a portion of the Debt Financing, including in a private placement of securities pursuant to Rule 144A under the Securities Act, (ii) add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments or (iii) modify pricing and implement or exercise any of the “market flex” provisions exercised by the Lenders in accordance with the Debt Commitment Letter; provided that no such amendment, supplement, modification or waiver shall (A) reduce the aggregate amount of available Debt Financing, to less than the amount required to consummate the transactions contemplated by this Agreement (except to the extent there is a corresponding increase to the Equity Financing), (B) impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing as set forth in the existing Debt Commitment Letter or (C) otherwise amend, supplement, modify or waive the terms of the Debt Commitment Letter in a manner that could reasonably be expected to impede, delay or prevent the Closing. Buyer shall furnish to the Company a copy of any amendment, modification, waiver or consent of or relating to the Debt Commitment Letter promptly upon execution thereof. Buyer shall use its reasonable best efforts to refrain, and shall cause the Debt Financing Subsidiary to use its reasonable best efforts to refrain, from taking, directly or indirectly, any action that could reasonably be expected to result in a failure of any of the conditions contained in the Debt Commitment Letter or in any definitive agreement related to the Debt Financing. Buyer shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Debt Commitment Letter and the definitive agreements with respect thereto.

(d) In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions) (other than as a direct and proximate result of the Company’s material breach of any provision of this Agreement), Buyer shall take all actions within its control that are necessary, proper or advisable to arrange and obtain any such portion from alternative sources, on terms, taken as whole, that are not materially more adverse to Buyer or the Debt Financing Subsidiary (including after giving effect to the market flex provisions) or that are otherwise reasonably acceptable to Buyer, as promptly as practicable following the occurrence of such event; provided that the terms of such alternative financing shall not (A) impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing as set forth in the existing Debt Commitment Letter or (B) reduce the aggregate amount of available Debt Financing to less than the amount required to consummate the transactions contemplated by this Agreement (together with the other sources of Financing contemplated hereby). Buyer shall deliver to the Company true, correct and complete copies of all agreements entered into in connection with any such alternative financing promptly following the execution thereof; provided, that Buyer shall be permitted to redact any fee letters required to be delivered pursuant to this sentence in the same manner as contemplated by Section 5.8(d).

(e) In furtherance of, and subject to the conditions set forth in, the provisions of this Section 7.7, the Debt Commitment Letter may be amended, restated, supplemented or otherwise modified or superseded at the option of Buyer after the date of this Agreement but prior to the Closing by instruments (the “New or Amended Debt Commitment Letters”) that either amend, amend and restate, or replace the existing Debt Commitment Letter or contemplate co-investment by or financing from one or more other or additional parties. In such event, the term “Debt Commitment Letter” as used herein shall be deemed to include the New or Amended Debt Commitment Letters to the extent then in effect and the term “Debt Financing” as used herein shall be deemed to include the debt financing contemplated by any such New or Amended Debt Commitment Letters. Buyer shall furnish to the Company a copy of any New or Amended Debt Commitment Letter promptly upon execution thereof.

(f) Buyer acknowledges and agrees that the obtaining of any financing is not a condition to the Closing.

(g) At all times prior to and including the Closing Date, the Buyer shall cause the Debt Financing Subsidiary to remain a wholly-owned Subsidiary of the Buyer.

7.8 Forward Purchase Agreements.

(a) Buyer shall take all actions within its control that are necessary, proper or advisable to ensure that the FP Financing is funded at or prior to the Closing on the terms and conditions described in the Forward Purchase Agreements, including, to the extent within its control, (i) maintaining in effect the Forward Purchase Agreements, (ii) satisfying or obtaining a waiver thereof on a timely basis all conditions in the Forward Purchase Agreements, (iii) consummating the FP Financing at or prior to the Closing and (iv) enforcing its rights under the Forward Purchase Agreements, including seeking specific performance of the parties thereunder. Buyer shall not amend, supplement or otherwise modify or waive its rights under the Forward Purchase Agreements without the prior written consent of Seller if such amendment, supplement, modification or waiver would (1) impose new or additional conditions precedent or expand upon the conditions precedent to the FP Financing as set forth in the existing Forward Purchase Agreements or (2) reduce the aggregate amount of available FP Financing to less than the amount required to consummate the transactions contemplated by this Agreement (together with the other sources of Financing contemplated hereby). Buyer shall not terminate, or assign its rights under, the Forward Purchase Agreements without the prior written consent of Seller.

(b) Buyer shall give the Company prompt notice (x) of any actual or anticipated breach or default (or any circumstance or event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any such breach or default) by any party to any Forward Purchase Agreements or any condition which would reasonably be expected not to be satisfied and (y) of the receipt of any written notice or other written communication, in each case received from any other party to the Forward Purchase Agreements with respect to any (1) breach of Buyer’s obligations under any Forward Purchase Agreement or default, termination or repudiation by any party to any of the Forward Purchase Agreements or the actual or potential failure of any conditions of the Forward Purchase Agreements being met or (2) dispute between or among any parties to any of the Forward Purchase Agreements, in each case, with respect to the obligation to fund the FP Financing or the amount of the FP Financing to be funded at Closing.

7.9 Equity Financing.

(a) Buyer shall take all actions within its control that are necessary, proper or advisable to ensure that the Equity Financing is funded at or prior to the Closing on the terms and conditions described in the Equity Commitment Letters, including, to the extent within its control, (i) maintaining in effect the Equity Commitment Letters, (ii) satisfying on a timely basis all conditions in the Equity Commitment Letters, (iii) to the extent necessary to consummate the transactions contemplated by this Agreement, consummating the Equity Financing contemplated by the Equity Commitment Letters at or prior to the Closing (if and to the extent required by Section 11.15) and (iv) enforcing its rights under the Equity Commitment Letters, including seeking specific performance of the parties thereunder. Buyer shall not amend, supplement or otherwise modify or waive its rights under the Equity Commitment Letters without the prior written consent of Seller if such amendment, supplement, modification or waiver would (1) impose new or additional conditions precedent or expand upon the conditions precedent to the Equity Financing as set forth in the existing Equity Commitment Letters or (2) reduce the aggregate amount of available Equity Financing to less than the amount required to consummate the transactions contemplated by this Agreement (together with the other sources of Financing contemplated hereby). Buyer shall not terminate, or assign its rights under, the Equity Commitment Letters without the prior written consent of Seller.

(b) Buyer shall give the Company prompt notice (x) of any actual or anticipated breach or default (or any circumstance or event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any such breach or default) by any party to any Equity Commitment Letter or any condition which would reasonably be expected not to be satisfied and (y) of the receipt of any written notice or other written communication, in each case received from any Equity Financing Source with respect to any (1) breach of Buyer’s obligations under any Equity Commitment Letter or default, termination or repudiation by any party to any of the Equity Commitment Letters or the actual or potential failure of any conditions of the Equity Commitment Letters being met or (2) dispute between or among any parties to any of the Equity Commitment Letters, in each case, with respect to the obligation to fund the Equity Financing or the amount of the Equity Financing to be funded at Closing.

7.10 Trust Account. Upon the satisfaction (or waiver by Buyer) of the conditions set forth in Article IX, and in accordance with and pursuant to the Trust Agreement, (i) at the Closing, (A) Buyer shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) Buyer shall make arrangements to cause the Trustee to (1) pay as and when due all amounts payable to shareholders of Buyer holding Buyer Shares sold in Buyer’s initial public offering who shall have previously validly elected to redeem their Buyer Shares pursuant to the Buyer Class A Redemption and (2) promptly thereafter, pay all remaining amounts then available in the Trust Account in accordance with this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement. Buyer shall not amend, supplement or otherwise modify or waive its rights under the Trust Agreement without the prior written consent of Seller.

7.11 Voting Agreement. Buyer shall not terminate, amend, supplement or otherwise modify or waive its rights under the Voting Agreement without the prior written consent of Seller.

Article VIII
JOINT COVENANTS

8.1 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of Buyer with respect to the notifications, filings, reaffirmations and applications described in Section 6.3 and Section 7.1, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.1, but subject to the limitations set forth in Section 7.1(c), Buyer and Seller shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Buyer, Seller, or their respective Affiliates are required to obtain in order to consummate the transactions contemplated by this Agreement, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding the foregoing, in no event shall Seller or any of its Subsidiaries be obligated to (and without the prior written consent of Buyer, none of Seller or any of its Subsidiaries shall) bear any expense or pay any fee (other than de minimis expenses or fees) or grant any concessions in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party in connection with the consummation of the transactions contemplated hereby.

8.2 Tax Matters.

(a) Each of Buyer and Seller shall bear 50% of any Transfer Taxes and any reasonable expenses incurred in filing necessary Tax Returns and other documentation with respect to such Transfer Taxes. The party that has the primary obligation to do so under applicable Law shall file all necessary Tax Returns and other documentation with respect to such Transfer Taxes and shall pay such Transfer Taxes. The non-preparing party shall reimburse the preparing party for its 50% share of any such Transfer Taxes promptly after request therefor (to the extent not taken into account in Closing Date Debt (as finally determined pursuant to Section 2.5)). If required by applicable Law, each party shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) The parties agree that the Transaction Tax Deductions will be determined by assuming that the election to deduct 70% of success-based fees pursuant to Internal Revenue Service Revenue Procedure 2011-29, 2011-18 Internal Revenue Bulletin 746, will be made.

(c) Buyer shall prepare or cause to be prepared and file or cause to be filed all Income Tax Returns for the Company and its Subsidiaries for any Pre-Closing Tax Period due after the Closing Date. All such Tax Returns that could reasonably give rise to a refund required to be paid to Seller pursuant to Section 8.2(d) shall be prepared in accordance with the past practice of the Company and its Subsidiaries, unless otherwise required by applicable Law and Buyer shall provide drafts of such Tax Returns to Seller for review and comment at least thirty (30) days prior to the due date for filing such Tax Returns (taking into account any applicable extensions), or as promptly as possible after Closing if the applicable due date is within thirty (30) days after the Closing Date. Buyer shall consider in good faith any changes to such Tax Returns as are reasonably requested by Seller.

(d) Any refunds (or credits obtained in lieu of refunds) of estimated Income Taxes of the Company and its Subsidiaries with respect to any Pre-Closing Tax Period (collectively, “Seller Refunds”) will, to the extent provided herein, be for the benefit of Seller except to the extent such Seller Refunds were included as an asset in Closing Date Debt (as finally determined pursuant to Section 2.5), and Buyer shall pay over to Seller any such Seller Refunds within ten (10) Business Days after the later of (i) the receipt thereof or (ii) the Determination Date, net of any out-of-pocket costs and expenses incurred by Buyer or its Affiliates (including the Company and its Subsidiaries) in connection with obtaining such Seller Refunds (including any Taxes imposed thereon). Buyer shall reasonably cooperate, and cause the Company and its Subsidiaries to cooperate, in obtaining any Tax refund (or credit in lieu thereof) that Seller reasonably believes should be available, including through filing appropriate forms and amended returns with the applicable taxing authority. For the avoidance of doubt, this Section 8.2(d) shall not apply to the 2016 Tax Refund, which shall be for the benefit of Buyer.

(e) For purposes of determining the portion of any Taxes for a Straddle Period that are properly includible in Specified Current Taxes and for purposes of determining any Seller Refunds, the taxable year of the Company and its Subsidiaries shall be deemed to end with the Closing Date. For purposes of computing Specified Current Taxes and the amount payable pursuant to Section 8.2(d), the taxable year of any Subsidiary or former Subsidiary of the Company (or any of its Subsidiaries) that is a “controlled foreign corporation” (as defined in the Code) shall be deemed to have closed on the Closing Date, including for purposes of computing any inclusion under sections 951 and 951A of the Code.

(f) Except as otherwise required by Law, the parties hereto agree to treat for all Tax purposes all payments under this Section 8.2 as adjustments to the Closing Cash Consideration.

8.3 Notification. Between the date of this Agreement and the Closing Date, Seller shall give prompt notice to Buyer, and Buyer shall give prompt notice to Seller, (i) of any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) of any Actions relating to or otherwise affecting such party or any of its Affiliates which relate to the transactions contemplated by this Agreement and (iii) any matter (including a breach of any representation, warranty, covenant or agreement contained in this Agreement) that would reasonably be expected to lead to the failure to satisfy any of the conditions to Closing in Article IX.

Article IX
CONDITIONS TO OBLIGATIONS

9.1 Conditions to Obligations to Consummate Transactions. The obligations of Buyer and Seller to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties.

(a) All necessary permits, approvals, clearances, and consents of or filings with any Regulatory Consent Authorities or as specified in Schedule 9.1 shall have been procured or made, as applicable.

(b) There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by this Agreement.

(c) The Buyer Shareholders Approval shall have been obtained.

9.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by Buyer.

(a) Representations and Warranties.

(i) Each of the representations and warranties of Seller and the Company contained in this Agreement (without giving effect to any “Material Adverse Effect” or similar materiality qualification therein), other than the representations and warranties set forth in Section 3.1 (Corporate Organization of Seller), Section 3.2 (Due Authorization), Section 3.3(a) (No Conflict), Section 3.5 (Ownership of Shares), Section 4.1 (Corporate Organization of the Company), Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.4(a) (No Conflict), Section 4.6 (Capitalization), Section 4.16 (Brokers’ Fees) and Section 4.20(a) (No Material Adverse Effect), shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, any inaccuracy or omission that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) The representations and warranties of the Company contained in Section 4.20(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date that they expressly speak.

(iii) Each of the representations and warranties of Seller and the Company contained in Section 3.1 (Corporate Organization of Seller), Section 3.2 (Due Authorization), Section 3.3(a) (No Conflict), Section 3.5 (Ownership of Shares), Section 4.1 (Corporate Organization of the Company), Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.4(a) (No Conflict), Section 4.6 (Capitalization) and Section 4.16 (Brokers’ Fees) (without giving effect to any “Material Adverse Effect” or similar materiality qualification therein) shall be true and correct in all material respects as of Closing Date, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(b) Each of the covenants of Seller to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Since the date of this Agreement, there shall not have occurred any event, change, occurrence, effect, development, condition, circumstance, state of facts or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Seller shall have delivered to Buyer a certificate signed by an officer of Buyer, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been fulfilled.

9.3 Conditions to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by Seller.

(a) Each of the representations and warranties of Buyer contained in this Agreement (without giving effect to any materiality qualification therein) shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, any inaccuracy or omission that would not reasonably be expected to materially adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement.

(b) Each of the covenants of Buyer to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Buyer shall have delivered to Seller a certificate signed by an officer of Buyer, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled.

Article X
TERMINATION/EFFECTIVENESS

10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of Seller and Buyer;

(b) prior to the Closing, by written notice to Seller from Buyer if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by Seller through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Buyer provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Buyer of such breach, but only as long as Seller continues to use its reasonable best efforts to cure such Terminating Seller Breach (the “Seller Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period, (ii) the Closing has not occurred on or before July 12, 2019 (the “Termination Date”), or (iii) the consummation of the transactions contemplated by this Agreement is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided that the right to terminate this Agreement under subsection (ii) shall not be available if Buyer’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

(c) prior to the Closing, by written notice to Buyer from Seller if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 9.3(a) or Section 9.3(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Buyer provides written notice of such violation or breach and the Termination Date) after receipt by Buyer of notice from Seller of such breach, but only as long as Buyer continues to exercise such reasonable best efforts to cure such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period, (ii) the Closing has not occurred on or before the Termination Date, (iii) Buyer withdraws its Board Recommendation, (iv) the approval of Buyer’s shareholders in respect of the Transaction Proposals is not obtained at the Buyer’s Shareholders Meeting following Buyers initial call of such Buyer’s Shareholders Meeting (unless the Buyer’s Shareholders Meeting is adjourned due to circumstances specified in clause (a) in the fifth sentence of Section 7.6, in which case Seller shall have the ability to terminate this Agreement if the approval of Buyer’s shareholders in respect of the Transaction Proposals is not obtained at the Buyer Shareholder Meeting within ten (10) calendar days following the dissemination of any supplement or amendment to the Proxy Statement) or (v) the consummation of the transactions contemplated by this Agreement is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided that the right to terminate this Agreement under subsections (ii) or (iv) shall not be available if Seller’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(d) by Seller by giving written notice to Buyer at any time prior to the Closing if (i) Buyer fails to consummate the Closing on the date on which the Closing is required to take place pursuant to Section 2.2, (ii) all of the conditions set forth in Section 9.1 and Section 9.2 (other than conditions which are to be satisfied by actions taken at the Closing, but which conditions would be satisfied if the Closing were to occur on the date of such notice) have been satisfied, (iii) Seller has indicated in writing to Buyer that all of the conditions set forth in Section 9.1 and Section 9.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by Seller, (iv) Seller is prepared to consummate the Closing, and (v) Buyer fails to consummate the Closing within ten (10) Business Days of receipt of such notice; or

(e) by Buyer or Seller by giving written notice to the other Party if the Buyer Shareholder Approval is not obtained upon a vote duly taken thereon at the Buyer’s Shareholder Meeting.

10.2 Effect of Termination. Except as otherwise set forth in this Section 10.2, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of Seller to Buyer for any material breach of this Agreement by Seller occurring prior to such termination. The provisions of Sections 10.2, 11.5, 11.6, 11.7, 11.12, 11.14 and 11.16 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XI
MISCELLANEOUS

11.1 Survival. The covenants and agreements of Seller, the Company and Buyer contained in this Agreement that are required to be performed (a) at or prior to Closing shall terminate at, and not survive, the Closing and (b) after the Closing shall continue in full force and effect in accordance with their respective terms. The representations and warranties of Seller, the Company and Buyer contained in this Agreement shall terminate at, and not survive, the Closing. Prior to Closing, except for remedies described in Article X and Section 11.15 and except in the case of fraud, the sole and exclusive remedy of any Party arising out of or in connection with any breach of inaccuracy of any representation or warranty in this Agreement or any certificate or instrument delivered pursuant hereto shall be (provided that the conditions set forth in Section 9.2(a) or Section 9.3(a), as applicable, shall not have been satisfied or waived) not to consummate the transactions contemplated by this Agreement. Following the Closing, except in the case of fraud, there shall be no remedy for (i) any breach or inaccuracy of any representation or warranty in this Agreement or any certificate or instrument delivered pursuant hereto or (ii) any breach of any covenant or other agreement in this Agreement, other than covenants and agreements that by their terms are required to be performed after Closing. Notwithstanding anything to the contrary herein, nothing herein shall limit the recourse of Buyer, Seller and the Company in respect of claims for fraud.

11.2 Waiver. Any Party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive (in a writing signed by such Party) compliance with any of the terms or conditions of this Agreement applicable to another Party or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.11. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

11.3 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or when delivered by fax or email (in each case in this clause or (iv), solely if receipt is confirmed), addressed as follows:

(b) If to Seller and Company, to:

Rack Holdings Inc.

c/o Rhône Partners IV L.P.
630 5th Avenue, 27th Floor
New York, NY 10016
Attn: Eytan Tigay
Fax No.: (212) 218-6789
Email: Tigay@RhoneGroup.com

and to

Rack Holdings Inc.

c/o Rhône Partners IV L.P
630 5th Avenue, 27th Floor
New York, NY 10016
Attn: M. Allison Steiner
Fax No.: (212) 218-6789
Email: Steiner@RhoneGroup.com

with copies to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attn: Richard A. Pollack

Fax No.: (212) 291-9116
Email: pollackr@sullcrom.com

(c) If to Buyer, prior to the Closing, to:

One Madison Corporation

3 East 28th Street, 8th Floor

New York, NY 10016

Attn: David Murgio

Email:dmurgio@onemadisongroup.com

With copies to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attn: Lee Hochbaum

Email: lee.hochbaum@davispolk.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.4 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided that Buyer may, without the prior written consent of any other party, assign this Agreement or any of its rights, interests or obligations under this Agreement to one or more of its Affiliates or, after the Closing, may assign all or any portion of its rights, interests or obligations hereunder to any Person (including to any financing source as collateral to any acquirer of the Company or its business), in each case without the consent of any other Parties (but such assignment shall not relieve Buyer of any of its obligations hereunder). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

11.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.2, (b) each Debt Financing Source shall be an express third party beneficiary with respect to the DFS Provisions and (c) the Persons specified in Section 11.16 shall be express third party beneficiaries of such Section.

11.6 Expenses. Except as otherwise provided herein, each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that the fees and expenses of the Independent Accountant, if any, shall be paid in accordance with Section 2.5; provided, further, that Buyer shall be responsible for reasonable and documented out-of-pocket fees, costs and expenses of Seller, the Company and their Subsidiaries (x) specified in Section 6.9(c), (y) incurred by the legal and accounting advisers of the Seller and the Company related to the preparation of the Proxy Statement and the preparation of the financial statements specified in Section 6.7(e) and (z) otherwise incurred in connection with Section 6.7; provided that (1) with respect to clause (z), such actions have been requested to be taken in advance by Buyer and (2) with respect to clauses (x), (y) and (z), (I) Buyer approved in writing the applicable fees, cost or expenses in advance of such fees, costs and expenses being incurred (such approval not to be unreasonably withheld), (II) such fees, costs and expenses are incurred on the same cost basis as any similar fees, costs and expenses borne by Seller (including reflecting any applicable discounts or negotiated rates charged by the applicable service provider to Seller and its Affiliates) and (III) Buyer is provided with reasonably detailed itemized invoices (including time entry details for service providers billing by increments of time). Within ten (10) Business Days following the date of this Agreement, Buyer shall deposit $1,000,000 into the bank account of an independent third party under an escrow or similar arrangement (the “Escrow Account”) on terms reasonably satisfactory to Seller and Buyer that will be available to make payments by Buyer pursuant to, and subject to the terms of, this Section 11.6. Buyer shall contribute funds from time to time to the Escrow Account to ensure that such account holds at least $250,000 until all fees, costs and expenses are fully paid and settled pursuant to this Section 11.6. Any interest earned on amounts subject to the Escrow Account will be for the benefit of Buyer, and any amounts remaining under this Escrow Account after all fees, costs and expenses are fully paid and settled pursuant to this Section 11.16 will be returned to Buyer. Upon the occurrence of the Closing, the Escrow Account shall terminate and any amounts remaining under the Escrow Account will be returned to Buyer, it being understood that the termination of the Escrow Account shall not release Buyer from its obligations under this Section 11.6.

11.7 Governing Law.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b) Notwithstanding anything to the contrary contained herein, any proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to the Debt Commitment Letter and/or Debt Financing (including any action, suit, claim, investigation, counterclaim or proceeding against or involving any Debt Financing Source, including their respective successors and permitted assigns) shall be governed by and construed and interpreted in accordance with the laws of the State of New York without regard to choice of law or conflicts of law rules or principles of the State of New York or any other jurisdiction that would cause the laws of any jurisdiction other than the State of New York to apply.

11.8 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.9 Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in any section or subsection of the Schedules shall be deemed to be a disclosure with respect to any other section or subsection to which the relevance of such disclosure is reasonably apparent based on the face of such disclosure. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

11.10 Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement), that certain Confidentiality Agreement, dated as of July 11, 2018 by and between Buyer and Seller (the “Confidentiality Agreement”) and the other Transaction Documents, constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement, the Confidentiality Agreement and the other Transaction Documents.

11.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. Notwithstanding anything to the contrary in the foregoing, Section 10.2, Section 11.2, Section 11.4, Section 11.5, Section 11.7, this Section 11.11, Section 11.14 and Section 11.16 (together, the “DFS Provisions”) or defined terms used therein may not be amended, modified, waived, terminated or otherwise modified in a manner adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources that are party to the Debt Commitment Letter (including pursuant to any joinder or amendment thereto or thereof) and no other amendment, waiver, termination or other modification to any other provision of this Agreement that would have the substantive effect of amending, waiving or modifying any of the DFS Provisions in a manner adverse to the Debt Financing Sources shall be effective without the consent of the Debt Financing Sources that are party to the Debt Commitment Letter (including pursuant to any joinder or amendment thereto or thereof).

11.12 Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior mutual approval of Buyer and Seller which approval shall not be unreasonably withheld by any party, except for any press releases or other public communications required by applicable Law or any rules of, or listing agreement with, any national securities exchange (in which case, the Party proposing to issue such press release or other public communication shall to the extent reasonably permissible under such applicable Law, rules or listing agreement and reasonably practicable under the circumstances consult in good faith with the other Party prior to the issuance thereof).

11.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.14 Jurisdiction; WAIVER OF TRIAL BY JURY.

(a) Subject to Section 11.7, any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.14. Notwithstanding the foregoing, each party hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement, including any dispute arising out of the Debt Financing, the Debt Commitment Letter or the performance thereof or otherwise, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom). EACH OF THE PARTIES HERETO (AND IN THE CASE OF THE BUYER, ON BEHALF OF ITSELF AND THE BUYER AND ITS AFFILIATES) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE DEBT COMMITMENT LETTER AND/OR THE DEBT FINANCING OR RELATING TO ANY DEBT FINANCING SOURCE).

(b) Notwithstanding anything to the contrary in this Section 11.14, each party hereto hereby submits itself to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in the Borough of Manhattan in the City of New York and the United States District Court for the Southern District of New York and any appellate courts thereof with respect to any suit, action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and hereby agrees that it will not bring or support any such suit, action or proceeding in any other forum.

11.15 Enforcement. (a) Subject to the terms of this Section 11.15, the Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; provided that it is acknowledged and agreed by each Party that Seller and the Company shall be entitled to specific performance of Buyer’s obligations to cause the Equity Financing and the FP Financing to be funded and to consummate the Closing only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Sections 9.1 and 9.2 have been satisfied (other than those conditions that, by their terms, are to be satisfied at the Closing but which conditions are then capable of being satisfied), (ii) the other sources of Financing contemplated hereby have been funded or will be funded at the Closing if the Equity Financing and the FP Financing are funded at the Closing, (iii) Buyer is required to consummate the Closing in accordance with Section 2.2, and (iv) Seller and the Company have irrevocably confirmed in writing that (A) all conditions to the Closing set forth in Sections 9.1 and 9.3 have been satisfied or are waived by Seller and (B) if specific performance is granted and the Equity Financing, the FP Financing and the other sources of Financing contemplated hereby are funded, then the Closing will occur. For the avoidance of doubt, the requirements set forth in the foregoing proviso shall only apply and be a condition to Seller and the Company’s right to specific performance of Buyer’s obligations to cause the Equity Financing and the FP Financing to be funded and to consummate the Closing and shall not apply or be a condition to Seller and the Company’s right to specific performance of Buyer’s other obligations hereunder.

(b) The Parties acknowledge and agree that, subject to the terms of this Section 11.15, (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.1, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the Parties would not have entered into this Agreement. The Parties hereby further acknowledge and agree that prior to Closing, the Seller and the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 7.7 (Debt Financing), Section 7.8 (Forward Purchase Agreements), Section 7.9 (Equity Financing) and Section 7.10 (Trust Account), including by compelling Buyer to enforce (or cause the Debt Financing Subsidiary to enforce) its rights under the Debt Commitment Letter, the Forward Purchase Agreements, the Equity Commitment Letters and the Trust Agreement through the commencement of litigation and other legal actions against the counterparties of the Debt Commitment Letter, the counterparties of the Forward Purchase Agreements, the Equity Financing Sources and the Trustee, as applicable. Each Party agrees that it will not oppose the granting in accordance with the terms hereof of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any party seeking an injunction in accordance with the terms hereof to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.15 shall not be required to provide any bond or other security in connection with any such injunction. In no event shall Seller or the Company be entitled to, or permitted to seek, specific performance in respect of any Equity Financing or FP Financing source, and nor shall there be any right of Seller or the Company to cause Buyer or the Debt Financing Subsidiary to, or any obligation of Buyer or the Debt Financing Subsidiary to, enforce specifically any of its or their respective rights under any Equity Commitment Letters or the Forward Purchase Agreements unless the conditions specified in clauses (i) – (iv) in Section 11.15(a) are satisfied.

11.16 Non-Recourse.

(a) Without limiting the rights of the Parties hereunder, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Without limiting the rights of the Parties hereunder, except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement or any Equity Financing Sources and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any direct liability (whether in contract, tort, at law or in equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement of or for any claim based on, arising out of, or related to this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby and thereby, it being understood that this Section 11.16 shall not limit any liability or obligations of (A) the Debt Financing Sources to Buyer (or to the Debt Financing Subsidiary) pursuant to the Debt Commitment Letter, (B) the Forward Purchasers to Buyer pursuant to the Forward Purchase Agreements or (C) the Equity Financing Sources to Buyer pursuant to the Equity Commitment Letters, nor prevent the Company from seeking specific performance by Buyer of its obligations hereunder, including under Sections 7.7, 7.8 and 7.9.

(b) Notwithstanding anything to the contrary contained in this Section 11.16, each of Seller and the Company (on behalf of itself and its Affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof) (i) hereby waives any claims or rights against any Debt Financing Source relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter and/or the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise and (ii) hereby agrees to cause any suit, action or proceeding asserted against any Debt Financing Source by or on behalf of Seller, the Company or any of their respective Affiliates or any officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof in connection with this Agreement, the Debt Financing, the Debt Commitment Letter, and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waivers and agreements, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to Seller in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, nothing in this Section 11.16(b) shall in any way limit or modify the rights of Buyer or the Debt Financing Subsidiary under this Agreement or the Debt Commitment Letter or the obligations of any Debt Financing Source under the Debt Commitment Letter owing to Buyer or the Debt Financing Subsidiary.

11.17 Acknowledgement and Waiver.

(a) It is acknowledged by each of the parties hereto that Seller and the Company have retained Sullivan & Cromwell LLP (“S&C”) to act as their counsel in connection with the transactions contemplated hereby and that S&C has not acted as counsel for any other Person in connection with the transactions contemplated hereby for conflict of interest or any other purposes. Buyer and the Company agree that any attorney-client privilege attaching as a result of S&C’s representation of the Company and Seller related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all privileged communications among S&C and the Company, Seller and/or their respective Affiliates preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect. Furthermore, effective as of the Closing, (i) all privileged communications (and privileged materials relating thereto) between the Company and its Subsidiaries and S&C related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement are hereby assigned and transferred to Seller, (ii) the Company and its Subsidiaries hereby release all of their respective rights and interests to and in such communications and related materials and (iii) the Company and its Subsidiaries hereby release any right to assert or waive any privilege related to the communications referenced in this Section 11.17 the Company and its Subsidiaries acknowledge and agree that all such rights shall reside with Seller. The Parties agree that the foregoing assignment, release and waiver shall not extend to any communications or related materials not related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement.

(b) Buyer and the Company agree that, notwithstanding any current or prior representation of the Company by S&C, after Closing, S&C shall be allowed to represent Seller or any of its respective Affiliates in any matters and disputes adverse to Buyer or the Company that either is existing on the date hereof or arises in the future and relates to this Agreement and the transactions contemplated hereby; and Buyer and the Company hereby waive any conflicts or claim of privilege that may arise in connection with such representation. Further, Buyer and the Company agree that, in the event that a dispute arises after Closing between Buyer or the Company and Seller or any of its respective Affiliates, S&C may represent Seller or such Affiliate in such dispute even though the interests of Seller or such Affiliate may be directly adverse to Buyer or the Company and even though S&C may have represented the Company in a matter substantially related to such dispute.

(c) Buyer acknowledges that any advice given to or communication with Seller or any of its respective Affiliates (other than the Company) shall not be subject to any joint privilege and shall be owned solely by Seller and any of its Affiliates. Buyer and the Company each hereby acknowledge that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than S&C.

(d) Notwithstanding the foregoing, none of Buyer, the Company or any of their Subsidiaries is waiving any privilege (including related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement) in connection with any Action, and the foregoing shall not limit or otherwise affect Buyer’s the Company’s or any of its Subsidiaries’ rights to assert any privilege with respect to any communications or related materials referred to in this Section 11.17, against any Person other than Seller and its Affiliates.

11.18 Trust Account Waiver. The Company acknowledges that Buyer is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated January 19, 2018 (the “Prospectus”) available as part of the Buyer Reports at www.sec.gov, substantially all of Buyer’s assets consist of the cash proceeds of Buyer’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of Buyer, certain of its public shareholders and the underwriters of Buyer’s initial public offering. The Company acknowledges that it has been advised by Buyer that, except with respect to interest earned on the funds held in the Trust Account that may be released to Buyer to pay its Income Taxes, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Buyer completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; and (ii) if Buyer fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Buyer in limited amounts to permit Buyer to pay the costs and expenses of its liquidation and dissolution, and then to Buyer’s public shareholders. For and in consideration of Buyer entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with Buyer; provided, however, that nothing in this Section 11.18 shall amend, limit, alter, change, supersede or otherwise modify the right of Seller and the Company to (a) bring any action or actions for specific performance, injunctive and/or other equitable relief (including, subject to Section 11.15, the right of the Company to compel specific performance by Buyer of its obligations under this Agreement) or (b) bring or seek a claim for damages against Buyer, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account to holders of Buyer Shares in accordance with Buyer Articles of Association and the Trust Agreement).

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

One Madison Corporation

By:	/s/ Omar M. Asali
Name:	Omar M. Asali
Title:	Chairman and Chief Executive Officer

RACK HOLDINGS L.P.

By:	/s/ Eytan Tigay
Name:	Eytan Tigay
Title:	Authorized Signatory

RACK HOLDINGS INC.

By:	/s/ Eytan Tigay
Name:	Eytan Tigay
Title:	Authorized Signatory

[Signature Page to Stock Purchase Agreement]

Annex A

FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT CERTIFICATION

PURSUANT TO SECTION 1445 OF THE INTERNAL REVENUE CODE

Transferor’s Certification of Non-Foreign Status

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including Section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform the transferee, that withholding of tax is not required upon the disposition of a U.S. real property interest by Rack Holdings L.P., a Delaware limited partnership (the “Transferor”), the undersigned hereby certifies the following on behalf of the Transferor:

1. The Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations);

2. The Transferor is not a disregarded entity as defined in Treasury Regulations § 1.1445-2(b)(2)(iii);

3. The Transferor’s U.S. employer identification number is: 47-1899666; and

4. The Transferor’s office address is:

12 E. 49th Street, 20th Floor

New York, NY

10017

The Transferor understands that this certification may be disclosed to the Internal Revenue Service by transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Signature Page Follows

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct, and complete, and I further declare that I have authority to sign this document on behalf of the Transferor.

IN WITNESS WHEREOF, the undersigned, being a duly authorized officer of the general partner of the Transferor, has executed this certification as of [ ], 2019.

Rack GP LLC, a Delaware limited liability company and the general partner of Rack Holdings L.P.

By:
Name:

ANNEX A-1

EXECUTION VERSION

AMENDMENT TO STOCK PURCHASE AGREEMENT

AMENDMENT TO STOCK PURCHASE AGREEMENT dated as of January 24, 2019 (this “Amendment”) by and among One Madison Corporation, a Cayman Islands exempted company (“Buyer”), Rack Holdings L.P., a Delaware limited partnership (“Seller”), and Rack Holdings Inc., a Delaware corporation (“Company”).

RECITALS

WHEREAS, Seller, Buyer and the Company are parties to that certain Stock Purchase Agreement (the “Purchase Agreement”), dated as of December 12, 2018;

WHEREAS, pursuant to Section 11.11 of the Purchase Agreement, the Purchase Agreement may be amended in whole or in part by a duly authorized agreement in writing executed in the same manner as the Purchase Agreement; and

WHEREAS, Seller, Purchaser and the Company desire to amend the Purchase Agreement pursuant to Section 11.11 thereof as provided in this Amendment.

NOW THEREFORE, pursuant to and in accordance with Section 11.11 of the Purchase Agreement, and in consideration of the foregoing premises and the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree to amend the Purchase Agreement as follows:

1. Purchase Agreement.

(a)	Section 2.1 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“2.1 Purchase and Sale of Securities. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants contained herein, at the Closing, Seller agrees to sell, assign, convey, transfer and deliver to Buyer, and Buyer agrees to purchase and accept from Seller, all Shares (free and clear of all Liens) for a cash amount equal to the Closing Cash Consideration, subject to adjustment pursuant to Section 2.5 and paid as set forth in Section 2.3(b)(i).”

(b)	Section 2.3(b)(i) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

”(i) an amount equal to the Closing Cash Consideration in immediately available funds paid as follows: (x) one hundred and forty million Euros (€140,000,000) shall be paid in Euros (which payment shall be credited against the Closing Cash Consideration in an amount equal to one hundred sixty million, eight hundred twenty five thousand U.S. dollars ($160,825,000) (the “Euro Payment Credit”) based on an agreed currency exchange ratio of 1.00:1.14875 EUR:USD) and (y) an amount in U.S. dollars equal to the Closing Cash Consideration less the Euro Payment Credit shall be paid in U.S. dollars, in each case to an account specified by Seller, pursuant to instructions given to Buyer by Seller no later than two (2) Business Days prior to the Closing Date; and”

2. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Purchase Agreement. Except as expressly modified and superseded by this Amendment, the terms, conditions, representations, warranties, covenants and other provisions of the Purchase Agreement are and shall continue to be in full force and effect in accordance with their respective terms. This Amendment hereby incorporates the provisions of Article XI of the Purchase Agreement as if fully set forth herein, mutatis mutandis.

[Signature pages follow]

A-1-1

IN WITNESS WHEREOF the parties have caused this Amendment to be duly executed as of the day and year first above written.

ONE MADISON CORPORATION

By:	/s/ Omar M. Asali
	Name:	Omar M. Asali
	Title:	Chairman and Chief Executive Officer

[Signature Page to Amendment to Stock Purchase Agreement]

A-1-2

RACK HOLDINGS L.P.

By:	/s/ Eytan Tigay
	Name:	Eytan Tigay
	Title:	Authorized Signatory

RACK HOLDINGS INC.

By:	/s/ Eytan Tigay
	Name:	Eytan Tigay
	Title:	Authorized Signatory

[Signature Page to Amendment to Stock Purchase Agreement]

A-1-3

ANNEX B

THE COMPANIES LAW (2016 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

ONE MADISON CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED 9 JANUARY 2018)

THE COMPANIES LAW (2016 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

ONE MADISON CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED 9 JANUARY 2018)

1	The name of the Company is One Madison Corporation

2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The share capital of the Company is US$42,600 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 25,000,000 Class B ordinary shares of a par value of US$0.0001 each, 200,000,000 Class C ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2016 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ONE MADISON CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED 9 JANUARY 2018)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.

“Audit Committee”	means the audit committee of the Company formed pursuant to Article 41.2 hereof, or any successor audit committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”	means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination, with one or more businesses or entities (the “target business”), which Business Combination: (i) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (as defined in the below paragraph) (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Fund) at the time of the agreement to enter into the Business Combination; and (ii) must not be effectuated with another blank check company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class C Share”	means a Class C ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Designated Stock Exchange”	means any national securities exchange in the United States on which Shares are listed for trading, including the NASDAQ Stock Market LLC, the NYSE MKT LLC, The New York Stock Exchange LLC or any OTC market.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended.

“Founders”	means the Sponsor and all Members immediately prior to the consummation of the IPO.

“Forward Purchase Agreements”	means forward purchase agreements entered into among the Company, the Sponsor and certain investors prior to the IPO.

“Forward Purchase Shares”	means Class A Shares and/or Class C Shares issued pursuant to Forward Purchase Agreements.

“Forward Purchase Warrants”	means warrants issued pursuant to Forward Purchase Agreements

“IPO”	means the Company’s initial public offering of securities.

“IPO Redemption”	has the meaning given to it in Article 49.3.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”	means the option of the Underwriters to purchase up to an additional 15% of the units (as described at Article 3.3) sold in the IPO at a price equal to US$10.00 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Public Shares”	means Class A Shares issued as part of the units sold in the IPO.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Redemption Price”	has the meaning given to it in Article 49.3.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“SEC”	means the United States Securities and Exchange Commission.

“Share”	means a Class A Share, a Class B Share, a Class C Share or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor”	means One Madison Group, LLC, a Delaware limited liability company.

“Statute”	means the Companies Law (2016 Revision) of the Cayman Islands.

“Subscriber”	means the subscriber to the Memorandum.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Fund”	means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with the proceeds of the private placement of the warrants (the “Private Placement Warrants”) simultaneously with the closing date of the IPO, will be deposited.

“Underwriters”	means the underwriters of the IPO.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	"written" and "in writing" include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	"shall" shall be construed as imperative and "may" shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term "and/or" is used herein to mean both "and" as well as "or." The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. The term "or" shall not be interpreted to be exclusive and the term "and" shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(m)	the term "clear days" in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term "holder" in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion described at Article 4.

3.2	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3	The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	Notwithstanding the foregoing, the Subscriber shall have the power to:

(a)	issue one Share to itself;

(b)	transfer that Share by an instrument of transfer to any person; and

(c)	update the Register of Members in respect of the issue and transfer of that Share.

3.5	The Company shall not issue Shares to bearer.

4	Rights Attaching to Shares

4.1	The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to Article 11), with the exceptions that:

(a)	the holder of a Class B Share shall have the Conversion Rights referred to in Article 4.2; and

(b)	the holder of a Class C Share shall have the Conversion Rights referred to in Article 4.3; and

(c)	the holder of a Class C Share shall not (in respect of such Class C Share) have the right to receive notice of, attend at or vote as a Member at any general meeting of the Company, but may vote at a separate class meeting convened in accordance with the Articles (provided, that the consent of the Directors shall also be required for any alteration of the rights attaching to the Class C Shares).

4.2	Conversion Rights of Class B Shares. On the first business day following the consummation of the Company's initial Business Combination, the issued Class B Shares shall automatically be converted into such number of Class A Shares (or Class C Shares, following a Class C Election as described below) (the “Class B Conversion”) as is equal to 25% of the sum of:

(a)	the total number of Class A Shares issued in the IPO (including pursuant to the Over-Allotment Option), plus

(b)	the sum of (i) the total number of Class A Shares and Class C Shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including Forward Purchase Shares, but not Forward Purchase Warrants), excluding any Class A Shares and/or Class C Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of loans to the Company that may be made by Omar M. Asali or his affiliate, at his option, minus (ii) the total number of Public Shares repurchased pursuant to the IPO Redemption.

References in this Article 4.2 to "converted", "conversion" or "exchange" shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares (or Class C Shares, following a Class C Election as described below) into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares (or Class C Shares, following a Class C Election as described below) to be issued as part of the conversion or exchange will be issued at par. The Class A Shares (or Class C Shares, following a Class C Election as described below) to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

Notwithstanding anything to the contrary contained herein, in no event shall the Class B Shares convert into Class A Shares (or Class C Shares, following a Class C Election as described below) at a ratio that is less than one-for-one.

Each Class B Share shall convert into its pro rata number of Class A Shares and Class C Shares, if any, as set forth in this Article 4.2. The pro rata share for each holder of Class B Shares will be determined as follows: Each Class B Share shall convert into such number of Class A Shares (or Class C Shares, following a Class C Election as described below) as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares (and Class C Shares, following a Class C Election as described below) into which all of the issued Class B Shares shall be converted pursuant to this Article and the denominator of which shall be the total number of issued Class B Shares at the time of conversion.

As used in this Article 4.2, the term “Class C Election” means the election by any beneficial owner or holder of Class B Shares to have its Class B Shares automatically converted into Class C Shares in the Class B Conversion in accordance with this Article 4.2, provided that such holder or beneficial owner shall have provided written notice to the Company of such election any time prior to the vote of holders of Class A Shares and Class B Shares to approve a Business Combination and in any event no later than promptly following such vote.

4.3	Conversion Rights of Class C Shares. Following the consummation of the Company's initial Business Combination, each issued Class C Share shall be converted into one Class A Share, subject to any necessary adjustments for any share splits, capitalisations, consolidations or similar transactions occurring in respect of the Class A Shares or the Class C Shares (a, "Class C Share Conversion"):

(a)	on the 65th calendar day (or such other period as the Company and the registered holder may otherwise agree) following receipt by the Company of notice in writing from the registered holder of such Class C Share to convert such Class C Share (an “Elective Class C Conversion”); or

(b)	automatically upon the transfer by the registered holder of such Class C Share, whether or not for value, to a third party, except for transfers to a nominee or “affiliate” (as such term is defined in Rule 12b-2 under the Exchange Act) of such holder in a transfer that will not result in a change of “beneficial ownership” (as determined under Rule 13d-3 under the Exchange Act) or to a person that already holds Class A Shares.

References in this Article 4.3 to "converted", "conversion" or "exchange" shall mean the redemption of Class C Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class C Shares have been converted or exchanged at a price per Class C Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

Any amendment to this Article 4.3 shall only be made pursuant to a Special Resolution as specified under Article 18.3 as well as approval by a majority of the Directors pursuant to the procedures set forth in Article 31.

4.4	Reservation of Shares. The Directors shall not allot or issue Class A Shares such that the number of authorised but unissued Class A Shares would at any time be insufficient to permit the conversion of all Class B Shares and Class C Shares from time to time issued into Class A Shares.

5	Register of Members

5.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

5.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

6	Closing Register of Members or Fixing Record Date

6.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after any applicable notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

6.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

6.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

7	Certificates for Shares

7.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

7.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

7.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

7.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7.5	Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

8	Transfer of Shares

8.1	Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 3 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

8.2	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

9	Redemption, Repurchase and Surrender of Shares

9.1	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to repurchasing or redeeming shares of the Company:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in Article 49.3;

(b)	Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Sponsor will own 20% of the sum of the number of issued Public Shares after the IPO and the number of Class B Shares held by the Sponsor following such surrender; and

(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in Article 49.2(b).

9.2	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, repurchases or redemptions of Shares in the circumstances described at Articles 8.1(a), 8.1(b) and 8.1(c) above shall not require further approval of the Members.

9.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

9.4	The Directors may accept the surrender for no consideration of any fully paid Share.

10	Treasury Shares

10.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

10.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

11	Variation of Rights of Shares

11.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least fifty per cent of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

11.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

11.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

12	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

13	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

14	Lien on Shares

14.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.

14.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

14.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under the Articles.

14.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

15	Call on Shares

15.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

15.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

15.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

15.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

15.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

15.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

15.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

15.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

16	Forfeiture of Shares

16.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

16.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

16.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

16.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

16.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

16.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

17	Transmission of Shares

17.1	If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

17.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

17.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

18	Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, Article 4.3 and Article 49, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles (subject to Article 29.4);

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings

20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o'clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

20.3	The Directors may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company.

20.4	A Members' requisition is a requisition of Members holding at the date of deposit of the requisition not less than thirty per cent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

20.5	The Members' requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

20.6	If there are no Directors as at the date of the deposit of the Members' requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members' requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

20.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

21	Notice of General Meetings

21.1	At least five days' notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

21.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22	Proceedings at General Meetings

22.1	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the issued Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members' requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall be dissolved.

22.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9	A resolution put to the vote of the meeting shall be decided on a poll.

22.10	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.11	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.12	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

23	Votes of Members

23.1	Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24	Proxies

24.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.3	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.4	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members

25.1	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors

There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the Subscriber.

28	Powers of Directors

28.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29	Appointment and Removal of Directors

29.1	Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3	After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4	Article 29.1 may only be amended by a Special Resolution passed by a majority of at least 90% of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution of all members.

30	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31	Proceedings of Directors

31.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority if there are three or more Directors, shall be two if there are two Directors, and shall be one if there is only one Director.

31.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5	A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8	All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9	A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33	Directors' Interests

33.1	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2	A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3	A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4	No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5	A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35	Delegation of Directors' Powers

35.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any chairman of the board of Directors, vice chairman of the board of Directors, one or more chief executive officers or co-chief executive officers, presidents, a chief financial officer, a secretary, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries or any other officers as may be determined by the Directors) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no remuneration shall be paid to any Director prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.

39.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company's reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange.

42.3	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee, if one exists, and the Directors, if an Audit Committee does not exist, for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee, if one exists, and by the Directors if an Audit Committee does not exist.

42.5	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served in accordance with the requirements of the Designated Stock Exchange.

43.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1	Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an "Indemnified Person") shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2	The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

49	Business Combination

49.1	Notwithstanding any other provision of the Articles, this Article 49 shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of any Business Combination and the complete liquidation of the Trust Fund pursuant to Article 49.4. In the event of a conflict between this Article 49 and any other Articles, the provisions of this Article 49 shall prevail.

49.2	Prior to the consummation of any Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval (but only following the satisfaction of the Business Combination Condition, as defined in the Forward Purchase Agreements); or

(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of income taxes payable), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company's net tangible assets to be less than US$5,000,001.

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act.

If, alternatively, the Company holds a Member vote to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the SEC.

At a meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares voted are voted for the approval of the Business Combination, the Company shall be authorised to consummate the Business Combination.

49.3	Any Member holding Public Shares who is not a Founder, officer or Director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the "IPO Redemption"), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 20% of the Public Shares without the Company’s prior consent. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund not previously released to the Company (net of income taxes payable), divided by the number of then issued Public Shares (such redemption price being referred to herein as the "Redemption Price").

The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.

49.4	In the event that:

(a)	the Company does not consummate a Business Combination by twenty-four months (the “Business Combination Period”) after the closing of the IPO, or such later time as the Members of the Company may approve in accordance with the Articles, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (less up to US$100,000 of interest to pay dissolution expenses and net of income taxes payable), divided by the number of then issued Public Shares, which redemption will completely extinguish public Members' rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining Members and its board of Directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law; and

(b)	any amendment is made to Article 49.4 that would affect the substance or timing of the Company's obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination prior to the expiration of the Business Combination Period, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund not previously released to the Company (net of income taxes payable), divided by the number of then issued Public Shares.

49.5	Except for the withdrawal of interest to pay income taxes, if any, none of the funds held in the Trust Fund shall be released from the Trust Fund until the earlier of an IPO Redemption pursuant to Article 49.3, a repurchase of Shares by means of a tender offer pursuant to Article 49.2(b), a distribution of the Trust Fund pursuant to Article 49.4(a) or an amendment under Article 49.4(b). In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Fund.

49.6	After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Fund; or (b) vote on any Business Combination.

49.7	Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. Holders of Class A Shares, Class B Shares and Preference Shares may nominate persons for election as Director by sending a written notice addressed to the Company at One Madison Corporation, 3 East 28th Street, 8th Floor, New York, New York 10016, by prepaid postal delivery, such notice to arrive at least twenty (20) business days before the date of a general meeting at which the election of Directors is to be considered.

49.8	The Company may enter into a Business Combination with a target business that is affiliated with the Sponsor, the Directors or executive officers of the Company. In the event the Company seeks to complete an initial Business Combination with a target that is affiliated with the Sponsor, executive officers or Directors, the Company, or a committee of independent Directors, will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority or an independent accounting firm that such an initial Business Combination is fair to the Company from a financial point of view.

ANNEX C

FORM OF CERTIFICATE OF INCORPORATION

OF

* * * * *

ARTICLE 1.
NAME

The name of the corporation is                    (the “Corporation”).

ARTICLE 2.
REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE 3.
PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

ARTICLE 4.
CAPITAL STOCK

(A) Authorized Shares

1. Classes of Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 426,000,000 shares, consisting of (a) 425,000,000 shares of common stock (the “Common Stock”), including (i) 200,000,000 shares of Class A Common Stock (the “Class A Common Stock”), (ii) 25,000,000 shares of Class B Common Stock (the “Class B Common Stock”) and (iii) 200,000,000 shares of Class C Common Stock (the “Class C Common Stock”); and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”) amounting to an aggregate par value of $42,600. Prior to the filing of this Certificate of Incorporation (this “Certificate of Incorporation”), the Corporation was a Cayman Islands exempted company (at such time, the “Predecessor Corporation”), which had authorized share capital consisting of (i) 200,000,000 Class A Ordinary Shares, par value $0.0001 per share (the “Predecessor Class A Ordinary Shares”), (ii) 25,000,000 Class B Ordinary Shares, par value $0.0001 per share (the “Predecessor Class B Ordinary Shares”), (iii) 200,000,000 Class C Ordinary Shares, par value $0.0001 per share (the “Predecessor Class C Ordinary Shares”) and 1,000,000 Preferred Shares, par value $0.0001 per share. Immediately upon the acceptance of this Certificate for filing by the Secretary of State of the State of Delaware (the “Effective Time”), each Predecessor Class A Ordinary Share, each Predecessor Class B Ordinary Share and each Predecessor Class C Ordinary Share shall automatically, without any further action, be converted into an equal number of shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock, respectively.

2. Preferred Stock. Subject to Article 10 hereto, the Board of Directors is hereby empowered, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any class or series of Preferred Stock then outstanding), to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

(B) Voting Rights

Each holder of Class A Common Stock and Class B Common Stock, as such, shall be entitled to one vote for each share of Class A Common Stock and Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) or pursuant to Delaware Law; and provided further, that prior to the closing of the Corporation’s initial Business Combination, the holders of the Class B Common Stock may appoint or remove any director by a simple majority vote in person or by proxy at a general meeting or by a unanimous written resolution. For the avoidance of doubt, prior to the closing of the Corporation’s initial Business Combination (as defined in Annex A) holders of Class A Common Stock, as such, shall have no right to vote on the appointment or removal of any director. Holders of shares of Class C Common Stock, as such, shall not have the right to receive notice of, attend at or vote on any matter on which stockholders generally are entitled to vote. Notwithstanding any other provision in this Certificate of Incorporation, the holders of the outstanding shares of each class of Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the other classes of Common Stock.

(C) Class C Common Stock Conversion Right

Following the consummation of the initial Business Combination (as defined in Annex A), each share of issued Class C Common Stock shall be converted to one share of Class A Common Stock, subject to any necessary adjustments for any share splits, capitalizations, consolidations or similar transactions occurring in respect of the Class A Common Stock or the Class C Common Stock (a “Class C Share Conversion”): (1) on the 65th calendar day (or such other period as the Corporation and the registered holder may otherwise agree) following receipt by the Corporation of notice in writing from the registered holder of such share of Class C Common Stock to convert such share of Class C Common Stock; or (2) automatically upon the transfer by the registered holder of such share of Class C Common Stock, whether or not for value, to a third party, except for transfer to a nominee or “affiliate” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such holder in a transfer that will not result in a change of “beneficial ownership” (as determined under Rule 13d-3 under the Exchange Act) or to a person that already holds shares of Class A Common Stock.

In order to exercise the right of conversion, the holder of the shares of Class C Common Stock to be converted shall surrender such shares at the office of the Corporation, with a written notice of election to convert completed and signed, specifying the number of shares to be converted. Unless the shares issuable on conversion are to be issued in the same name as the name in which such shares of Class C Common Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder or the holder’s duly authorized attorney and an amount sufficient to pay any transfer or similar tax.

As promptly as practicable after the surrender by the holder of the shares of Class C Common Stock for conversion pursuant to this Article 4(C), the Corporation shall issue and deliver to such holder or on the holder’s written order to the holder’s transferee the whole number of shares of Class A Common Stock issuable upon conversion. All shares of Class A Common Stock delivered upon conversion of the Class C Common Stock will upon delivery be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights. Upon the surrender of shares of Class C Common Stock, such shares shall no longer be deemed to be outstanding and all rights of a holder with respect to such shares surrendered for conversion shall immediately terminate except the right to receive Class A Common Stock pursuant to this Article 4(C).

The Corporation shall at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of Class A Common Stock as may be required to effect conversions of the Class C Common Stock.

Any amendment to this Article 4(C) shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote, voting together as a single class.

(D) Dividends and Distributions

Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board of Directors from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions.

ARTICLE 5.
BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation (the “Bylaws”).

The stockholders may adopt, amend or repeal the Bylaws only with the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

ARTICLE 6.
BOARD OF DIRECTORS

(A) Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors.

(B) Number of Directors. The number of directors which shall constitute the Board of Directors shall, as of the date this Certificate of Incorporation becomes effective, be        and, thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Board of Directors.

(C) Election of Directors.

(1) The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; provided that directors initially designated as Class I directors shall serve for a term ending on the date of the 2020 annual meeting, directors initially designated as Class II directors shall serve for a term ending on the 2021 annual meeting, and directors initially designated as Class III directors shall serve for a term ending on the date of the 2022 annual meeting. Notwithstanding the foregoing, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. In the event of any change in the number of directors, the Board of Directors shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class. In no event will a decrease in the number of directors shorten the term of any incumbent director.

(2) The names and mailing addresses of the persons who are to serve initially as directors of each Class are:

	Name	Mailing Address
Class I
Class II
Class III

(3) There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.

(D) Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected.

(E) Removal. No director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

(F)  Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of such class or series of Preferred Stock adopted by resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto, and such directors so elected shall not be subject to the provisions of this Article 6 unless otherwise provided therein.

ARTICLE 7.
MEETINGS OF STOCKHOLDERS

(A)  Annual Meetings. An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board of Directors shall determine.

(B) Special Meetings. Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article 4(A) hereto, special meetings of holders of such Preferred Stock.

(C) No Action by Written Consent. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto for such class or series of Preferred Stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, and this Article 7 and may not be taken by written consent of stockholders without a meeting.

ARTICLE 8.
INDEMNIFICATION

(A) Limited Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(B) Right to Indemnification.

(1) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this Article 8 shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this Article 8 shall be a contract right.

(2) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(C) Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(D) Nonexclusivity of Rights. The rights and authority conferred in this Article 8 shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(E) Preservation of Rights. Neither the amendment nor repeal of this Article 8, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

ARTICLE 9.
EXCLUSIVE JURISDICTION

To the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of Delaware Law or the Certificate of Incorporation or Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

ARTICLE 10.
BUSINESS COMBINATION REQUIREMENTS; EXISTENCE

The provisions set forth on Annex A are incorporated herein by reference and shall apply to the Corporation from the Effective Time until the closing of the initial Business Combination (as defined in Annex A).

ARTICLE 11.
INCORPORATOR

The name and mailing address of the incorporator are:

Name	Mailing Address
Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

ARTICLE 12.
AMENDMENTS

The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by the Delaware Law and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles 4(B), 5, 6, 7 and this Article 12 may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in any of Articles 4(B), 5, 6, 7 or this Article 12, unless such action is approved by the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this        day of                    , 2019.

Incorporator

Annex A

(A) General. Notwithstanding any other provision of the Certificate of Incorporation, this Annex A shall apply during the period commencing upon the Effective Time and terminating upon the first to occur of (i) the consummation of any Business Combination (as defined in below) and (ii) the complete liquidation of the trust account (the “Trust Fund”) established by the Corporation upon the consummation of the IPO, pursuant to section (D) of this Annex A. In the event of a conflict between this Annex A and any other provision of the Certificate of Incorporation, the provisions of this Annex A shall prevail. Capitalized terms used in this Annex A, but not otherwise defined in the Certificate of Incorporation or this Annex A, shall have the meaning ascribed to such terms in the Corporation’s Amended and Restated Memorandum and Articles of Association, dated as of January 9, 2018, which were in effect immediately prior to the Effective Time, and shall apply to the Corporation while this Annex A is effective, mutatis mutandis.

In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation, including, but not limited to, effecting means a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities (a “Business Combination”), which Business Combination: (i) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Fund) at the time of the agreement to enter into the Business Combination; and (ii) must not be effectuated with another blank check company or a similar company with nominal operations.

(B) Business Combination Requirements. Prior to the consummation of any Business Combination, the Corporation shall either: (i) submit such Business Combination to its stockholders for approval (but only following the satisfaction of the Business Combination Condition, as defined in the Forward Purchase Agreements); or (ii) provide stockholders with the opportunity to have their shares of capital stock, which includes a fraction of a share in the Corporation (each, a “Share”) repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of income taxes payable), divided by the number of then issued shares of Class A Common Stock, provided that the Corporation shall not repurchase shares of Class A Common Stock in an amount that would cause the Corporation’s net tangible assets to be less than US$5,000,001.

If the Corporation initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file tender offer documents with the United States Securities and Exchange Commission (the “SEC”) prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act.

If, alternatively, the Corporation holds a stockholder vote to approve a proposed Business Combination, the Corporation will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the SEC.

At a meeting called for the purposes of approving a Business Combination pursuant to this Annex A, in the event that a majority of the Shares voted are voted for the approval of the Business Combination, the Corporation shall be authorized to consummate the Business Combination.

(C) Redemption Rights. Any stockholder holding shares of Class A Common Stock who is not the Sponsor, or an officer or director of the Corporation (each, an “Excluded Party”) may, contemporaneously with any vote on a Business Combination, elect to have their shares of Class A Common Stock redeemed for cash (the “IPO Redemption”), provided that no such stockholder acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 20% of the shares of Class A Common Stock without the Corporation’s prior consent. If so demanded, the Corporation shall pay any such redeeming stockholder, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund not previously released to the Corporation (net of income taxes payable), divided by the number of then issued shares of Class A Common Stock (such redemption price being referred to herein as the “Redemption Price”).

The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant stockholders as appropriate.

(D) Business Combination Period; Liquidation. In the event that (i) the Corporation does not consummate a Business Combination by twenty-four months (the “Business Combination Period”) after the closing of the IPO, or such later time as the stockholders of the Corporation may approve in accordance with the Certificate of Incorporation, the Corporation shall: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the shares of Class A Common Stock, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (less up to $100,000 of interest to pay dissolution expenses and net of income taxes payable), divided by the number of then issued shares of Class A Common Stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (c) as promptly as reasonably possible following such redemption, subject to the approval of the Corporation’s remaining stockholders and its Board of Directors, dissolve and liquidate, subject in the case of clauses (b) and (c), to its obligations under Delaware Law to provide for claims of creditors and in all cases subject to the other requirements of applicable law; and (ii) any amendment is made to this section (D) of Annex A that would affect the substance or timing of the Corporation’s obligation to redeem 100% of the shares of Class A Common Stock if the Corporation has not consummated an initial Business Combination prior to the expiration of the Business Combination Period, each holder of shares of Class A Common Stock who is not an Excluded Party shall be provided with the opportunity to redeem their shares of Class A Common Stock upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund not previously released to the Corporation (net of income taxes payable), divided by the number of then issued shares of Class A Common Stock.

(E) Trust Fund. Except for the withdrawal of interest to pay income taxes, if any, none of the funds held in the Trust Fund shall be released from the Trust Fund until the earlier of an IPO Redemption pursuant to section (C) of this Annex A, a repurchase of Shares by means of a tender offer pursuant to section B(ii) of this Annex A, a distribution of the Trust Fund pursuant to section D(i) of this Annex A or an amendment under section D(ii) of this Annex A. In no other circumstance shall a holder of shares of Class A Common Stock have any right or interest of any kind in the Trust Fund.

(F) Class B Conversion Right. Concurrently with or immediately following the consummation of the Corporation’s initial Business Combination and subject to that certain Consent of Holders of Class B Shares, dated as of December 12, 2018 among the holders of certain Predecessor Class B Ordinary Shares and the Corporation, the issued shares of Class B Common Stock shall automatically be converted into such number of shares of Class A Common Stock (or shares of Class C Common Stock, following a Class C Election as described below) (the “Class B Conversion”) as is equal to 25% of the sum of (i) the total number of shares of Predecessor Class A Ordinary Shares issued in the Corporation’s initial public offering (the “IPO”) (which, at the Effective Time converted into an equal number of shares of Class A Common Stock), plus (ii) the sum of (a) the total number of shares of Class A Common Stock and Class C Common Stock issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Corporation in connection with or in relation to the consummation of the initial Business Combination (including forward purchase shares, but not forward purchase warrants sold in connection with the IPO), excluding any shares of Class A Common Stock and/or Class C Common Stock or equity-linked securities exercisable for or convertible into shares of Class A Common Stock issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to One Madison Group LLC, a Delaware limited liability company (the “Sponsor”), upon conversion of loans to the Corporation that may be made by Omar M. Asali or his affiliate, at his option, minus (b) the total number of Predecessor Class A Ordinary Shares (which, at the Effective Time converted to an equal number of shares of Class A Common Stock) issued in the IPO repurchased pursuant to the IPO Redemption.

References in this section (F) of Annex A to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of the shares of Class B Common Stock of any stockholder and, on behalf of such stockholders, automatic application of such redemption proceeds in paying for such new shares of Class A Common Stock (or shares of Class C Common Stock, following a Class C Election as described below) into which the shares of Class B Common Stock have been converted or exchanged at a price per share of Class B Common Stock necessary to give effect to a conversion or exchange calculated on the basis that the shares of Class A Common Stock (or shares of Class C Common Stock, following a Class C Election as described below) to be issued as part of the conversion or exchange will be issued at par. The shares of Class A Common Stock (or shares of Class C Common Stock, following a Class C Election as described below) to be issued on an exchange or conversion shall be registered in the name of such stockholder or in such name as the stockholder may direct.

Notwithstanding anything to the contrary contained herein, in no event shall the shares of Class B Common Stock convert into shares of Class A Common Stock (or shares of Class C Stock, following a Class C Election as described below) at a ratio that is less than one-for-one.

Each share of Class B Common Stock shall convert into its pro rata number of Class A Common Stock and Class C Common Stock, if any, as set forth in this section (F) of Annex A. The pro rata share for each holder of Class B Stock will be determined as follows: each share of Class B Stock shall convert into such number of shares of Class A Common Stock (or shares of Class C Common Stock, following a Class C Election as described below) as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of shares of Class A Common Stock (and shares of Class C Common Stock, following a Class C Election as described below) into which all of the issued shares of Class B Common Stock shall be converted pursuant to this section (F) of Annex A and the denominator of which shall be the total number of issued shares of Class B Common Stock at the time of conversion.

As used in this section (F) of Annex A, the term “Class C Election” means the election by any beneficial owner or holder of shares of Class B Common Stock to have its shares of Class B Common Stock automatically converted into shares of Class C Common Stock in the Class B Conversion in accordance with this section (F) of Annex A, provided that such holder or beneficial owner shall have provided written notice to the Corporation of such election any time prior to the vote of holders of shares of Class A Common Stock and shares of Class B Common Stock to approve a Business Combination and in any event no later than promptly following such vote.

(G) Issuance Restrictions. Following the issuance of shares of Class A Common Stock pursuant to the IPO, and prior to the consummation of a Business Combination, the Board of Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to: (i) receive funds from the Trust Fund; or (ii) vote on any Business Combination.

(H) Business Combination Restrictions. The Corporation may enter into a Business Combination with a target business that is affiliated with the Sponsor, the directors or executive officers of the Corporation. In the event the Corporation seeks to complete an initial Business Combination with a target that is affiliated with the Sponsor, executive officers or directors, the Corporation, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such an initial Business Combination is fair to the Corporation from a financial point of view.

Annex D

FORM OF BYLAWS

OF

* * * * *

Article 1

Offices

Section 1.01. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. Books. The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Article 2
Meetings of Stockholders

Section 2.01. Time and Place of Meetings. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman of the Board of Directors in the absence of a designation by the Board of Directors).

Section 2.02. Annual Meetings. An annual meeting of stockholders, commencing with the year 2020, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors.

Section 2.04. Notice of Meetings and Adjourned Meetings; Waivers of Notice. (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”), such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. The Board of Directors or the chairman of the meeting may adjourn the meeting to another time or place (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which such adjournment is made. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. Quorum. Unless otherwise provided under the Certificate of Incorporation or these Bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted that might have been transacted at the meeting as originally notified.

Section 2.06. Voting. (a) Unless otherwise provided in the Certificate of Incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders. Abstentions and broker non-votes shall not be counted as votes cast. Subject to the rights of the holders of any class or series of preferred stock to elect additional directors under specific circumstances, as may be set forth in the certificate of designations for such class or series of preferred stock, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

Section 2.07. Action by Consent. Subject to the rights of the holders of any class or series of preferred stock then outstanding, as may be set forth in the certificate of designations for such class or series of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law and may not be taken by written consent of stockholders without a meeting.

Section 2.08. Organization. At each meeting of stockholders, the Chairman of the Board of Directors, if one shall have been elected, or in the Chairman’s absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary’s absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. Order of Business. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

Section 2.10. Nomination of Directors and Proposal of Other Business.

(a) Annual Meetings of Stockholders. (i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors or any committee thereof or (C) as may be provided in the certificate of designations for any class or series of preferred stock or (D) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in paragraph (ii) of this Section 2.10(a) and at the time of the annual meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.10(a), and, except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal.

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (D) of paragraph (i) of this Section 2.10(a), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which, in the case of the 2019 annual meeting of stockholders, shall be the extraordinary general meeting in lieu of annual general meeting); provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by the Corporation no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iii) A stockholder’s notice to the Secretary shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (as amended (together with the rules and regulations promulgated thereunder), the “Exchange Act”)) including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (2) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Corporation including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation (a “Third-Party Compensation Arrangement”), (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the text of the proposed amendment), the reasons for conducting such business and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

(1) the name and address of such stockholder (as they appear on the Corporation’s books) and any such beneficial owner;

(2) for each class or series, the number of shares of capital stock of the Corporation that are held of record or are beneficially owned by such stockholder and by any such beneficial owner;

(3) a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination or other business;

(4) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner or any such nominee with respect to the Corporation’s securities;

(5) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;

(6) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination;

(7) any other information relating to such stockholder, beneficial owner, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee or proposal pursuant to Section 14 of the Exchange Act; and

(8) such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

If requested by the Corporation, the information required under clauses 2.10(a)(iii)(C)(2), (3) and (4) of the preceding sentence of this Section 2.10 shall be supplemented by such stockholder and any such beneficial owner not later than 10 days after the record date for the meeting to disclose such information as of the record date. In addition, at the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation the information that is required to be set forth in a stockholder’s notice of nomination that pertains to the nominee.

(b) Special Meetings of Stockholders. If the election of directors is included as business to be brought before a special meeting in the Corporation’s notice of meeting, then nominations of persons for election to the Board of Directors at a special meeting of stockholders may be made by any stockholder who is a stockholder of record at the time of giving of notice provided for in this Section 2.10(b) and at the time of the special meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.10(b). For nominations to be properly brought by a stockholder before a special meeting of stockholders pursuant to this Section 2.10(b), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (A) not earlier than 150 days prior to the date of the special meeting nor (B) later than the later of 120 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made. A stockholder’s notice to the Secretary shall comply with the notice requirements of Section 2.10(a)(iii).

(c) General. (i) To be eligible to be a nominee for election as a director, the proposed nominee must provide to the Secretary of the Corporation in accordance with the applicable time periods prescribed for delivery of notice under Section 2.10(a)(ii) or Section 2.10(b): (1) a completed D&O questionnaire (in the form provided by the secretary of the Corporation at the request of the nominating stockholder) containing information regarding the nominee’s background and qualifications and such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or to serve as an independent director of the Corporation, (2) a written representation that, unless previously disclosed to the Corporation, the nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue or that could interfere with such person’s ability to comply, if elected as a director, with his/her fiduciary duties under applicable law, (3) a written representation and agreement that, unless previously disclosed to the Corporation pursuant to Section 2.10(a)(iii)(A)(2), the nominee is not and will not become a party to any Third-Party Compensation Arrangement and (4) a written representation that, if elected as a director, such nominee would be in compliance and will continue to comply with the Corporation’s corporate governance guidelines as disclosed on the Corporation’s website, as amended from time to time.

(ii) No person shall be eligible to be nominated by a stockholder to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.10. No business proposed by a stockholder shall be conducted at a stockholder meeting except in accordance with this Section 2.10.

(iii) The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws or that business was not properly brought before the meeting, and if he/she should so determine, he/she shall so declare to the meeting and the defective nomination shall be disregarded or such business shall not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of this Section 2.10, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(iv) Without limiting the foregoing provisions of this Section 2.10, a stockholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.10; provided, however, that any references in these Bylaws to the Exchange Act are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.10, and compliance with paragraphs (a)(i)(C) and (b) of this Section 2.10 shall be the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.10(c)(v)).

(v) Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Section 2.10 shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the Exchange Act, and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.

Article 3
Directors

Section 3.01. General Powers. Except as otherwise provided in Delaware Law or the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. Number, Election and Term Of Office. The Board of Directors shall consist of not less than five nor more than ten directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the Board. As set forth in Article 6 of the Certificate of Incorporation, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors. Except as otherwise provided in the Certificate of Incorporation, each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders.

Section 3.03. Quorum and Manner of Acting. Unless the Certificate of Incorporation or these Bylaws require a greater number, a majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors and, except as otherwise expressly required by law or by the Certificate of Incorporation, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. Time and Place of Meetings. The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman of the Board of Directors in the absence of a determination by the Board of Directors).

Section 3.05. Annual Meeting. The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. Regular Meetings. After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the President and shall be called by the Chairman of the Board of Directors, President or the Secretary, on the written request of three directors. Notice of special meetings of the Board of Directors shall be given to each director at least 48 hours before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any Bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. Resignation. Any director may resign from the Board of Directors at any time by giving notice to the Board of Directors or to the Secretary of the Corporation. Any such notice must be in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. Vacancies. Unless otherwise provided in the Certificate of Incorporation, vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the Certificate of Incorporation, when one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of the other vacancies.

Section 3.13. Removal. No director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the corporation generally entitled to vote in the election of directors, voting together as a single class.

Section 3.14. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

Section 3.15. Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of preferred stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolutions applicable thereto adopted by the Board of Directors pursuant to the Certificate of Incorporation, and such directors so elected shall not be subject to the provisions of Sections 3.02, 3.12 and 3.13 of this Article 3 unless otherwise provided therein.

Article 4
Officers

Section 4.01. Principal Officers. The principal officers of the Corporation shall be a Chief Executive Officer, Chief Financial Officer, a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board of Directors may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. Appointment, Term of Office and Remuneration. The principal officers of the Corporation shall be appointed by the Board of Directors in the manner determined by the Board of Directors. Each such officer shall hold office until his or her successor is appointed, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. Subordinate Officers. In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. Removal. Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. Resignations. Any officer may resign at any time by giving notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). Any such notice must be in writing. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

Article 5
Capital Stock

Section 5.01. Certificates For Stock; Uncertificated Shares. The shares of the Corporation shall be uncertificated, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares or a combination of certificated and uncertificated shares. Any such resolution that shares of a class or series will only be uncertificated shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise required by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the Chief Executive Officer, Chief Financial Officer, President or Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. Transfer Of Shares. Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. Authority for Additional Rules Regarding Transfer. The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

Article 6
General Provisions

Section 6.01. Fixing the Record Date. (a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing such record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided that the Board of Directors may in its discretion or as required by law fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall fix the same date or an earlier date as the record date for stockholders entitled to notice of such adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. Dividends. Subject to limitations contained in Delaware Law and the Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. Year. The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. Voting of Stock Owned by the Corporation. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. Amendments. These Bylaws or any of them, may be altered, amended or repealed, or new Bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors. Unless a higher percentage is required by the Certificate of Incorporation as to any matter that is the subject of these Bylaws, all such amendments must be approved by the affirmative vote of the holders of not less than 662/3% of the total voting power of all outstanding securities of the Corporation, generally entitled to vote in the election of directors, voting together as a single class, or by a majority of the Board of Directors.

ANNEX E

FORM OF CERTIFICATE OF DOMESTICATION OF
ONE MADISON CORPORATION

Pursuant to Section 388 of the General Corporation Law of the State of Delaware

One Madison Corporation, a Cayman Islands exempted company limited by its shares (the “Corporation”), which intends to domesticate as a Delaware corporation pursuant to this Certificate of Domestication, does hereby certify to the following facts relating to the domestication of the Corporation in the State of Delaware:

1. The Corporation was originally incorporated on the 13th day of July, 2017 under the laws of the Cayman Islands.

2. The name of the Corporation immediately prior to the filing of this Certificate of Domestication is One Madison Corporation.

3. The name of the Corporation as set forth in the Certificate of Incorporation is                    .

4. The jurisdiction that constituted the seat, siege social or principal place of business or central administration of the Corporation immediately prior to the filing of this Certificate of Domestication is the Cayman Islands.

5. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of One Madison Corporation and the conduct of its business or by applicable non-Delaware law, as appropriate.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Domestication to be executed in its name this         day of                          , 2019.

ONE MADISON CORPORATION, a Cayman Islands company

By:
Name:	Bharani Bobba
Title:	Chief Financial Officer

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ANNEX F

ONE MADISON CORPORATION
2019 OMNIBUS INCENTIVE PLAN

Section 1.  Purpose. The purpose of the One Madison Corporation 2019 Omnibus Incentive Plan (as amended from time to time, the “Plan”) is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to the success of One Madison Corporation (the “Company”), thereby furthering the best interests of the Company and its shareholders.

Section 2.  Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

(a)  “Affiliate” means any entity that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Company.

(b)  “Award” means any Option, SAR, Restricted Stock, RSU, Performance Award, Other Cash-Based Award or Other Stock-Based Award granted under the Plan.

(c)  “Award Agreement” means any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(d)  “Beneficial Owner” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

(e)  “Beneficiary” means a Person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant’s death. If no such Person can be named or is named by the Participant, or if no Beneficiary designated by such Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant’s death, such Participant’s Beneficiary shall be such Participant’s estate.

(f)  “Board” means the Board of Directors of the Company.

(g)  “Cause” has the meaning set forth in the Participant’s employment or service agreement with the Company or its Subsidiary, if any, or if not so defined, and unless otherwise provided in an Award Agreement, means the Participant’s: (i) willful and continued refusal to perform his or her duties and responsibilities to the Company; (ii) engaging in gross negligence or willful misconduct in connection with the Company or its Subsidiaries; (iii) breach of any restrictive covenant with the Company or any Subsidiary, or material violation of any policy of the Company or any Subsidiary (including policies relating to sexual harassment); (iv) engaging in misconduct or actions that could reasonably be expected to have an adverse effect upon the business, interests or reputation of the Company or any Subsidiary; (v) commission of fraud, embezzlement, theft, or other material dishonesty with respect to the Company or any Subsidiary; or (vi) conviction of, or plea of nolo contendere to (x) any felony or (y) any other crime involving dishonesty or moral turpitude; provided, however, that for purposes of clauses (i), (iii) and (iv), Cause shall not exist unless the Company has given the Participant notice of the circumstances giving rise to Cause and the Participant has not cured such circumstances (if curable) within ten days after receipt of such notice.

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(h)  ”Change in Control” means the occurrence of any one or more of the following events:

(i)  any Person, other than any Non-Change in Control Person, is (or becomes, during any 12-month period) the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of the total voting power of the stock of the Company; provided that the provisions of this subsection (i) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (ii) below;

(ii)  the consummation of a merger or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with a merger or consolidation of the Company pursuant to applicable stock exchange requirements; provided that immediately following such merger or consolidation the voting securities of the Company outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such merger or consolidation or parent entity thereof) 50% or more of the total voting power of the Company’s stock (or, if the Company is not the surviving entity of such merger or consolidation, 50% or more of the total voting power of the stock of such surviving entity or parent entity thereof); and provided, further, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of either the then-outstanding Shares or the combined voting power of the Company’s then-outstanding voting securities shall not be considered a Change in Control; or

(iii)  the sale or disposition by the Company of all or substantially all of the Company’s assets in which any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (A) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions, (B) no event or circumstances described in any of clauses (i) through (iii) above shall constitute a Change in Control unless such event or circumstances also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as defined in Section 409A of the Code and (C) no Change in Control shall be deemed to have occurred upon the acquisition of additional control of the Company by any Person that is considered to effectively control the Company. In no event will a Change in Control be deemed to have occurred if any Participant is part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act that effects a Change in Control. Terms used in the definition of a Change in Control shall be as defined or interpreted in a manner consistent with Section 409A of the Code.

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(i)  “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(j)  “Committee” means the compensation committee of the Board unless another committee is designated by the Board. If there is no compensation committee of the Board and the Board does not designate another committee, references herein to the “Committee” shall refer to the Board.

(k)  “Consultant” means any individual, including an advisor, who is providing services to the Company or any Subsidiary or who has accepted an offer of service or consultancy from the Company or any Subsidiary.

(l)  “Director” means any member of the Board.

(m)  “Effective Date” means February 20, 2019.

(n)  “Employee” means any individual, including any officer, employed by the Company or any Subsidiary or any prospective employee or officer who has accepted an offer of employment from the Company or any Subsidiary, with the status of employment determined based upon such factors as are deemed appropriate by the Committee in its discretion, subject to any requirements of the Code or applicable laws.

(o)  “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(p)  “Fair Market Value” means, unless otherwise determined by the Committee, (i) with respect to Shares, the closing price of a Share on the date on which Awards are granted, on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, and (ii) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

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(q)  “Incentive Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to the provisions of Section 6, that meets the requirements of Section 422 of the Code.

(r)  “Non-Change in Control Person” means (i) any employee plan established by the Company or any Subsidiary, (ii) the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) a corporation owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company; or (v) One Madison Group LLC, a Delaware limited liability company, or any successor thereto.

(s)  “Non-Qualified Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that is not an Incentive Stock Option.

(t)  “Option” means an Incentive Stock Option or a Non-Qualified Stock Option.

(u)  “Other Cash-Based Award” means an Award granted pursuant to Section 11, including cash awarded as a bonus or upon the attainment of specified service or performance criteria or otherwise as permitted under the Plan.

(v)  “Other Stock-Based Award” means an Award granted pursuant to Section 11 that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, dividend rights or dividend equivalent rights or Awards with value and payment contingent upon service with performance of the Company, its Subsidiaries or business units thereof or any other factors designated by the Committee.

(w)  “Participant” means the recipient of an Award granted under the Plan.

(x)  “Performance Award” means an Award granted pursuant to Section 10.

(y)  “Performance Period” means the period established by the Committee with respect to any Performance Award during which the performance goals specified by the Committee with respect to such Award are to be measured.

(z)  “Person” has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.

(aa)  “Restricted Stock” means any Share subject to certain restrictions and forfeiture conditions, granted pursuant to Section 8.

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(bb)  “RSU” means a contractual right granted pursuant to Section 9 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.

(cc)  “SAR” means any right granted pursuant to Section 7 to receive upon exercise by the Participant or settlement, in cash, Shares or a combination thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise or hurdle price of the right on the date of grant.

(dd)  “SEC” means the Securities and Exchange Commission.

(ee)  “Share” means a share of the Company’s Class A common stock, $0.0001 par value.

(ff)  “Subsidiary” means an entity of which the Company, directly or indirectly, holds all or a majority of the value of the outstanding equity interests of such entity or a majority of the voting power with respect to the voting securities of such entity. Whether employment by or service with a Subsidiary is included within the scope of this Plan shall be determined by the Committee.

(gg)  “Substitute Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines.

(hh)  “Termination of Service” means, in the case of a Participant who is an Employee, cessation of the employment relationship such that the Participant is no longer an employee of the Company or any Subsidiary, or, in the case of a Participant who is a Consultant or non-employee Director, the date the performance of services for the Company or any Subsidiary has ended; provided, however, that in the case of a Participant who is an Employee, the transfer of employment from the Company to a Subsidiary, from a Subsidiary to the Company, from one Subsidiary to another Subsidiary or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or a Subsidiary as a Director or Consultant shall not be deemed a cessation of service that would constitute a Termination of Service; provided, further, that a Termination of Service shall be deemed to occur for a Participant employed by a Subsidiary when a Subsidiary ceases to be a Subsidiary unless such Participant’s employment continues with the Company or another Subsidiary. Notwithstanding the foregoing, with respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a “separation of service” (as such term is defined under Section 409A of the Code).

Section 3.  Eligibility.

(a)  Any Employee, Director or Consultant shall be eligible to be selected to receive an Award under the Plan, to the extent that an offer of an Award or a receipt of such Award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

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(b)  Holders of options and other types of awards granted by a company or other business that is acquired by the Company or with which the Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

Section 4.  Administration.

(a)  Administration of the Plan. The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders, Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan.

(b)  Delegation of Authority. To the extent permitted by applicable law, including under Section 157(c) of the Delaware General Corporation Law, the Committee may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant Options and SARs or other Awards in the form of Share rights (except that such delegation shall not be applicable to any Award for a Person then covered by Section 16 of the Exchange Act), and the Committee may delegate to one or more committees of the Board (which may consist of solely one Director) some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with applicable law.

(c)  Authority of Committee. Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full discretion and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award and prescribe the form of each Award Agreement which need not be identical for each Participant; (v) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) determine whether, to what extent, and/or under what circumstances the vesting of an Award will be accelerated; (viii) amend terms or conditions of any outstanding Awards; (ix) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect; (x) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (xi) establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

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Section 5.  Shares Available for Awards.

(a)  Subject to adjustment as provided in Section 5(e) and except for Substitute Awards, the maximum number of Shares available for issuance under the Plan shall not exceed in the aggregate [_]1 Shares.

(b)  If any Award is forfeited, cancelled, expires, terminates or otherwise lapses or is settled in cash, in whole or in part, without the delivery of Shares, then the Shares covered by such forfeited, expired, terminated or lapsed Award shall again be available for issuance under the Plan. In addition, any Shares withheld in respect of taxes paid or payable with respect to any Award other than an Option or SAR shall again be available for issuance under the Plan. The following will not again become available for issuance under the Plan: (i) any Shares withheld in respect of taxes paid or payable in respect of any Option or SAR; (ii) any Shares tendered or withheld to pay the exercise price of Options; (iii) any Shares underlying a SAR that are not issued upon settlement of such SAR; and (iv) any Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options.

(c)  No Participant who is a non-employee Director may receive under the Plan, as compensation for services as a Director in any calendar year Awards with a Fair Market Value as of the grant date, taken together with any cash fees paid to such Director, of more than $500,000 (as determined in accordance with applicable accounting standards); provided that the foregoing limits shall not apply to compensation received by a non-Employee Director for other services as a consultant or otherwise to the Company or its Subsidiaries that is not intended to be compensation for service as a Director on the Board.

(d)  Subject to adjustment as provided in Section 5(e), the maximum number of Shares available for issuance with respect to Incentive Stock Options shall be [___]2.

1 Number of shares shall be equal to 8% of Class A common stock then outstanding, including shares authorized under this Omnibus Incentive Plan.

2 Insert number of shares subject to the plan in 5(a).

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(e)  In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to compliance with Section 409A of the Code and other applicable law, adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of:

(i)  the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate limits specified in Section 5(a) and Section 5(d);

(ii)  the number and type of Shares (or other securities) subject to outstanding Awards;

(iii)  the grant, purchase, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

(iv) the terms and conditions of any outstanding Award (including, without limitation, any applicable performance targets or criteria with respect thereto).

provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(f)  Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company.

Section 6.  Options. The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)  The exercise price per Share under an Option shall be determined by the Committee at the time of grant; provided, however, that, except in the case of Substitute Awards, such exercise price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.

(b)  The term of each Option shall be fixed by the Committee but shall not exceed ten years from the date of grant of such Option; provided, however, that if the expiration date of the Option (other than an Incentive Stock Option) occurs when the trading of Shares is prohibited by law or by the Company’s insider trading policy, the term of such Option (other than an Incentive Stock Option) shall be automatically extended to the 30th day following the expiration of the applicable trading prohibition. The Committee shall determine the time or times at which an Option becomes vested and exercisable in whole or in part.

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(c)  The Committee shall determine the method or methods by which, and the form or forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, having a Fair Market Value on the exercise date equal to the exercise price of the Shares as to which the Option shall be exercised, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

(d)  No grant of Options may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Options (except as provided under Section 5(e)).

(e)  The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Incentive Stock Options may be granted only to employees of the Company or of a parent or subsidiary corporation (as defined in Section 424 of the Code).

Section 7.  Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)  SARs may be granted under the Plan to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”) and may, but need not, relate to a specific Option granted under Section 6.

(b)  The exercise or hurdle price per Share under a SAR shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR.

(c)  The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR; provided, however, that if the expiration date of the SAR occurs when the trading of Shares is prohibited by law or by the Company’s insider trading policy, the term of such SAR shall be automatically extended to the 30th day following the expiration of the applicable trading prohibition. The Committee shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

(d)  Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise or hurdle price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee.

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(e)  No grant of SARs may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such SARs (except as provided under Section 5(e)).

Section 8.  Restricted Stock. The Committee is authorized to grant Awards of Restricted Stock to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)  The Award Agreement shall specify the vesting schedule.

(b)  Awards of Restricted Stock shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c)  Subject to the restrictions set forth in the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder with respect to Awards of Restricted Stock, including the right to vote such Shares of Restricted Stock and the right to receive dividends.

(d)  The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividends or other distributions paid on Awards of Restricted Stock prior to vesting be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividends or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as the underlying Awards.

(e)  Any Award of Restricted Stock may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f)  The Committee may provide in an Award Agreement that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, the Participant shall be required to file promptly a copy of such election with the Company and the applicable Internal Revenue Service office.

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Section 9.  RSUs. The Committee is authorized to grant Awards of RSUs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)  The Award Agreement shall specify the vesting schedule, performance criteria (if any) and the delivery schedule (which may include deferred delivery later than the vesting date).

(b)  Awards of RSUs shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c)  An RSU shall not convey to the Participant the rights and privileges of a stockholder with respect to the Share subject to the RSU, such as the right to vote or the right to receive dividends, unless and until a Share is issued to the Participant to settle the RSU.

(d)  The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividend equivalents or other distributions paid on Awards of RSUs prior to vesting or settlement, as applicable, be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividend equivalents or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as the underlying Awards.

(e)  Shares delivered upon the vesting and settlement of an RSU Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f)  The Committee may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any RSU Award may be made.

Section 10.  Performance Awards. The Committee is authorized to grant any Award under this Plan in the form of Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)  Performance Awards may be provided in the form of Options, SARs, Restricted Stock, RSUs, Other Cash-Based Awards or Other Stock-Based Awards by providing that the Shares, units or other amounts will be earned based upon achievement or satisfaction of performance conditions specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee.

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(b)  Performance Awards may include a pre-established formula, such that the payment, retention or vesting of the Award is subject to the achievement during one or more Performance Periods, as determined by the Committee, of one or more performance measures with respect to the Company, including but not limited to the following:

(i)  revenue measures (including, but not limited to, total revenue, gross revenue, net revenue, recurring or non-recurring revenues, revenue growth, product revenue growth and net sales);

(ii)  income measures (including, but not limited to, gross income, net income, pre- or after-tax income (before or after allocation of corporate overhead and bonus), income from continuing operations, operating income (before or after taxes), non-interest income, net income after cost of capital, net interest income, fee income and income measures excluding the impact of acquisitions and dispositions);

(iii)  earnings measures (including, but not limited to, earnings before taxes, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings growth, earnings per share, book value per share, margins, operating margins, gross margins, contribution margins (excluding general and administrative costs), cash margins, profitability of an identifiable segment, business unit or product, maintenance or improvement of profit or other margins and earnings measures excluding the impact of acquisitions and dispositions);

(iv)  cash flow measures (including, but not limited to, cash flow (before or after dividends), operating cash flow, free cash flow, discounted cash flow, cash flow return on investment and cash flow in excess of cost of capital);

(v)  return measures (including, but not limited to, return on equity, return on tangible common equity, return on assets or net assets, return on risk-weighted assets, return on capital (including return on total capital or return on invested capital) and appreciation in and/or maintenance of the price of shares);

(vi)  share price measures (including, but not limited to, total shareholder return, share price, appreciation in and/or maintenance of share price and market capitalization);

(vii)  balance sheet/risk management measures (including, but not limited to, year-end cash, satisfactory internal or external audits, financial ratings, shareholders’ equity, assets, tangible equity, charge-offs, net charge-offs, non-performing assets and liquidity);

(viii)  efficiency or expense measures (including, but not limited to, expenses, expense management or reduction, non-interest expense, operating/efficiency ratios improvement in or attainment of expense levels or working capital levels (including cash and accounts receivable), reduction in income tax expense or income tax rate, corporate expenses as a percentage of revenue, research and development as a percentage of revenue, sales efficiency, selling and marketing efficiency and service efficiency);

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(ix)  strategic measures (including, but not limited to, market share, debt reduction, customer growth, long-term client value growth, research and development achievements, regulatory compliance and achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents), strategic partnerships or transactions and co-development, co-marketing, profit sharing, joint venture or other similar arrangements, implementation, completion or attainment of measurable objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures, accuracy, stability, quality or performance of ratings and recruiting and maintaining personnel); and

(x)  other measures (including, but not limited to, gross profits, economic profit, comparisons with various stock market indices, cost of capital or assets under management, improvements in capital structure, days sales outstanding, sales performance, sales quota attainment, cross-sales, recurring sales, one-time sales, net new sales, cancellations, retention rates, new benchmark mandates, new exchange traded fund launches, financing and other capital raising transactions (including sales of the Company’s equity or debt securities); factoring transactions; sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions).

Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments, may be based on a ratio or separate calculation of any performance criteria and may be made relative to an index, one or more of the performance goals themselves, a previous period’s results or to a designated comparison group. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices.

(c)  If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the performance objectives unsuitable, the Committee may modify the performance objectives or the related level of achievement, in whole or in part, as the Committee deems appropriate and equitable. Performance measures may vary from Performance Award to Performance Award and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 10(c) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

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(d)  A Performance Award shall not convey to the Participant the rights and privileges of a stockholder with respect to the Share subject to the Performance Award, such as the right to vote (except as relates to Restricted Stock) or the right to receive dividends, unless and until Shares are issued to the Participant to settle the Performance Award. The Committee, in its sole discretion, may provide that a Performance Award shall convey the right to receive dividend equivalents on the Shares underlying the Performance Award with respect to any dividends declared during the period that the Performance Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Performance Award, subject to the Participant’s earning of the Shares underlying the Performance Awards with respect to which such dividend equivalents are paid upon achievement or satisfaction of performance conditions specified by the Committee. Shares delivered upon the vesting and settlement of a Performance Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration. For the avoidance of doubt, unless otherwise determined by the Committee, no dividend equivalent rights shall be provided with respect to any Shares subject to Performance Awards that are not earned or otherwise do not vest or settle pursuant to their terms.

(e)  The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.

Section 11.  Other Cash-Based Awards and Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant Other Cash-Based Awards (either independently or as an element of or supplement to any other Award under the Plan) and Other Stock-Based Awards. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, and paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, as the Committee shall determine; provided that the purchase price therefor shall not be less than the Fair Market Value of such Shares on the date of grant of such right.

Section 12.  Effect of Termination of Service or a Change in Control on Awards.

(a)  The Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of a Participant’s Termination of Service prior to the vesting, exercise or settlement of such Award.

(b)  In the event of a Change in Control, unless otherwise provided in an Award Agreement, outstanding Awards shall be treated as described below.

(i)  If in connection with the Change in Control, any outstanding Award is continued in effect or converted into an award or right with respect to stock of the successor or surviving corporation (or a parent or subsidiary thereof), then upon the occurrence of a Termination of Service of a Participant by the Company without Cause within 24 months following the Change in Control, on the date of such Termination of Service, such Award held by such Participant shall immediately vest and settle, and with respect to Options and SARs, shall become exercisable and shall remain exercisable for one year.

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(ii)  If outstanding Awards are not continued or converted as described in subsection (i) above, then on the Change in Control, such Awards shall immediately vest and settle and, in the case of Options and SARs, shall become fully exercisable.

For purposes of subsections (i) and (ii) above, no Award shall be treated as “continued or converted” on a basis consistent with the requirements of subsection (i) or (ii), as applicable, unless the stock underlying such award after such continuation or conversion consists of securities of a class that is widely held and publicly traded on a U.S. national securities exchange.

(c)  In addition, in the event of a Change in Control and to the extent not inconsistent with the provisions of Section 12(a) above or the applicable Award Agreement, the Committee, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such Change in Control, may take any one or more of the following actions:

(i)  to terminate or cancel any outstanding Award in exchange for a cash payment (and, for the avoidance of doubt, if as of the date of the Change in Control, the Committee determines that no amount would have been realized upon the exercise of the Award or other realization of the Participant’s rights, then the Award may be cancelled by the Company without payment of consideration);

(ii)  to provide for the assumption, substitution, replacement or continuation of any Award by the successor or surviving corporation (or a parent or subsidiary thereof) with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving corporation (or a parent or subsidiary thereof), and to provide for appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation (or a parent or subsidiary thereof), subject to any replacement awards, the terms and conditions of the replacement awards (including, without limitation, any applicable performance targets or criteria with respect thereto) and the grant, exercise or purchase price per share for the replacement awards;

(iii)  to make any other adjustments in the number and type of securities (or other consideration) subject to outstanding Awards and in the terms and conditions of outstanding Awards (including the grant or exercise price and performance criteria with respect thereto) and Awards that may be granted in the future;

(iv)  to provide that any Award shall be accelerated and become exercisable, payable and/or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

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(v)  to cancel any unvested Award for no consideration.

Section 13.  Minimum Vesting. Notwithstanding any provisions of this Plan to the contrary and except as provided in this Section 13, pursuant to Section 12 or Awards granted for services as a Director, Awards (other than replacement awards) shall not vest in full prior to the one-year anniversary of the applicable grant date; provided, however, that the following Awards shall not be subject to the foregoing minimum vesting requirement: (i) Shares delivered in lieu of fully vested cash Awards; and (ii) any additional Awards that the Committee may grant with such other vesting requirements, if any, as the Committee may establish in its sole discretion, up to five percent (5%) of the Shares available for issuance under the Plan.

Section 14.  General Provisions Applicable to Awards.

(a)  Awards shall be granted for such cash or other consideration, if any, as the Committee determines; provided that in no event shall Awards be issued for less than such minimal consideration as may be required by applicable law.

(b)  Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c)  Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d)  Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant other than by will or pursuant to Section 14(e) and (ii) during a Participant’s lifetime, each Award, and each right under any Award, shall be exercisable only by such Participant or, if permissible under applicable law, by such Participant’s guardian or legal representative. The provisions of this Section 14(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

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(e)  A Participant may designate a Beneficiary or change a previous Beneficiary designation only at such times as prescribed by the Committee, in its sole discretion, and only by using forms and following procedures approved or accepted by the Committee for that purpose.

(f)  All certificates for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the SEC, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g)  The Committee may impose restrictions on any Award with respect to non-competition, confidentiality and other restrictive covenants as it deems necessary or appropriate in its sole discretion.

Section 15.  Amendments and Terminations.

(a)  Amendment or Termination of the Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii) subject to Section 5(e) and Section 12, the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 19. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

(b)  Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Committee.

(c)  Terms of Awards. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; provided, however, that, subject to Section 5(e) and Section 12, no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 19. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 5(e)) affecting the Company, or the financial statements of the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

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(d)  No Repricing. Notwithstanding anything to the contrary in this Plan, except as provided in Section 5(e) or in connection with a Change in Control, no action (including the repurchase of Options or SAR Awards (in each case, that are “out of the money”) for cash and/or other property) shall directly or indirectly, through cancellation and re-grant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any Award established at the time of grant thereof without approval of the Company’s shareholders.

Section 16.  Miscellaneous.

(a)  No Employee, Consultant, Director, Participant, or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

(b)  The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Subsidiary. Further, the Company or any applicable Subsidiary may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding on the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(c)  Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

F-18

(d)  The Committee may authorize the Company to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to the Participant the amount (in cash, Shares, other Awards, other property, net settlement, or any combination thereof) of applicable withholding taxes due in respect of an Award, its exercise or settlement or any payment or transfer under such Award or under the Plan and to take such other action (including providing for elective payment of such amounts in cash or Shares by such Participant) as may be necessary to satisfy all obligations for the payment of such taxes and, unless otherwise determined by the Committee in its discretion, to the extent such withholding would not result in liability classification of such Award (or any portion thereof) pursuant to FASB ASC Subtopic 718-10 and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity.

(e)  If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

(f)  Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(g)  No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(h)  Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home country.

Section 17.  Effective Date of the Plan. The Plan shall be effective as of the Effective Date, subject to its approval by the shareholders of the Company.

Section 18.  Term of the Plan. No Award shall be granted under the Plan after the earliest to occur of (i) the 10-year anniversary of the Effective Date; (ii) the maximum number of Shares available for issuance under the Plan have been issued; or (iii) the Board terminates the Plan in accordance with Section 15(a). However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

F-19

Section 19.  Cancellation or “Clawback” of Awards. The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.

Section 20.  Section 409A of the Code. With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Board considers a Participant to be a “specified employee” under Section 409A of the Code at the time of such Participant’s “separation from service” (as defined in Section 409A of the Code), and any amount hereunder is “deferred compensation” subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Participant’s incurring interest or additional tax under Section 409A of the Code. If an Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Participant’s right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the Participant’s right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by any Participant on account of non-compliance with Section 409A of the Code.

F-20

Section 21.  Successors and Assigns. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 12(b).

Section 22.  Data Protection. By participating in the Plan, the Participant consents to the holding and processing of personal information provided by the Participant to the Company or any Affiliate, trustee or third party service provider, for all purposes relating to the operation of the Plan. These include:

(a)  administering and maintaining Participant records;

(b)  providing information to the Company, any Subsidiary, trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

(c)  providing information to future purchasers or merger partners of the Company or any Affiliate, or the business in which the Participant works; and

(d)  transferring information about the Participant to any country or territory that may not provide the same protection for the information as the Participant’s home country.

Section 23.  Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

F-21

PART II

Information Not Required In the Prospectus

Item 20. Indemnification of directors and officers.

The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. The Registrant’s amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, or the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits And Financial Statements Schedules

Exhibit No.	Description of Exhibit
2.1*†	Stock Purchase Agreement, dated December 12, 2018, among One Madison Corporation, Rack Holding L.P. and Rack Holdings Inc. (incorporated by reference to Exhibit 2.1 of One Madison’s Form 8-K (No. 0001-38348), filed with the SEC on December 13, 2018, and also included as Annex A to the proxy statement/prospectus)
2.2	Amendment to Stock Purchase Agreement, dated January 24, 2019, among One Madison Corporation, Rack Holdings L.P. and Rack Holdings Inc. (included as Annex A-1 to the proxy statement/prospectus)
3.1*	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to One Madison’s Registration Statement on Form S-1 (No. 333-220956), filed with the SEC on January 5, 2018, and also included as Annex B to the proxy statement/prospectus)
3.2	Form of Certificate of Incorporation of One Madison Delaware, to become effective upon domestication (included as Annex C to the proxy statement/prospectus)
3.3	Form of Bylaws of One Madison Delaware, to become effective upon domestication (included as Annex D to the proxy statement/prospectus)
3.4	Form of Certificate of Corporate Domestication of One Madison Corporation to be filed with the Secretary of State of the State of Delaware (included as Annex E to the proxy statement/prospectus)
4.1*	Specimen Unit Certificate of One Madison Corporation (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to One Madison’s Registration Statement on Form S-1 (No. 333-220956), filed with the SEC on January 5, 2018)
4.2*	Specimen Ordinary Share Certificate of One Madison (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to One Madison’s Registration Statement on Form S-1 (No. 333-220956), filed with the SEC on January 5, 2018)
4.3*	Specimen Warrant Certificate of One Madison (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to One Madison’s Registration Statement on Form S-1 (No. 333-220956), filed with the SEC on January 5, 2018)
4.4*	Warrant Agreement, dated January 17, 2018, between One Madison and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 of One Madison’s Form 8-K (No. 001-38348), filed with the SEC on January 22, 2018)
4.5**	Specimen Stock Certificate of “ ”

Exhibit No.	Description of Exhibit
5.1**	Opinion of Davis Polk & Wardwell LLP as to matters concerning the laws of the State of Delaware as to the validity of the common shares of One Madison Delaware
10.1*	Investment Management Trust Agreement, dated January 17, 2018, between One Madison and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 of One Madison’s Form 8-K (No. 001-38348), filed with the SEC on January 22, 2018)
10.2*	Form of Indemnity Agreement for directors and officers of One Madison (incorporated by reference to Exhibit 10.5 of One Madison’s Registration Statement on Form S-1, as amended (No. 333-220956), filed with the SEC on January 5, 2018)
10.3*	Strategic Partnership Agreement, dated as of December 15, 2017, among One Madison, our Sponsor and the BSOF entities, including Amendment No. 1 thereto dated January 5, 2018 (incorporated by reference to Exhibit 10.13 of One Madison’s Registration Statement on Form S-1, as amended (No. 333-220956), filed with the SEC on January 5, 2018)
10.4*	Form of Forward Purchase Agreement among One Madison, our Sponsor and JS Capital (incorporated by reference to Exhibit 10.9 of One Madison’s Registration Statement on Form S-1 (No. 333-220956), filed with the SEC on October 13, 2017)
10.5*	Form of Forward Purchase Agreement among One Madison, our Sponsor and Soros Capital (incorporated by reference to Exhibit 10.10 of One Madison’s Registration Statement on Form S- 1 (No. 333-220956), filed with the SEC on October 13, 2017)
10.6*	Form of Forward Purchase Agreement among One Madison, our Sponsor and our founder (incorporated by reference to Exhibit 10.11 of One Madison’s Registration Statement on Form S-1 (No. 333-220956), filed with the SEC on October 13, 2017)
10.7*	Amended & Restated Consent of Forward Contract Parties, dated December 12, 2018, between One Madison and certain parties to the Forward Purchase Agreements dated October 5, 2017 as amended on December 15, 2017 and January 5, 2018 (incorporated by reference to Exhibit 10.1 of One Madison’s Form 8-K (No. 0001-38348), filed with the SEC on December 13, 2018)
10.8*	Form of Subscription Agreement, dated December 12, 2018, between One Madison and the subscription investors (incorporated by reference to Exhibit 10.2 of One Madison’s Form 8-K (No. 0001-38348), filed with the SEC on December 13, 2018)
10.9*	Amended & Restated Voting Agreement, dated December 12, 2018, among One Madison and the BSOF entities (incorporated by reference to Exhibit 10.3 of One Madison’s Form 8-K (No. 0001-38348), filed with the SEC on December 13, 2018)
10.10*	Forward Purchase Assignment and Assumption Agreement, dated December 12, 2018, between Omar Asali and Gerard Griffin (incorporated by reference to Exhibit 10.4 of One Madison’s Form 8-K (No. 0001-38348), filed with the SEC on December 13, 2018)
10.11*	Form of Global Promissory Note, dated December 12, 2018, among One Madison and certain investors (incorporated by reference to Exhibit 10.5 of One Madison’s Form 8-K (No. 0001-38348), filed with the SEC on December 13, 2018)
10.12*	Form of Amended and Restated Reallocation Agreement, dated December 12, 2018, between One Madison and the equity financing investors (incorporated by reference to Exhibit 10.6 of One Madison’s Form 8-K (No. 0001-38348), filed with the SEC on December 13, 2018)
10.13*	Debt Commitment Letter, dated December 12, 2018, among One Madison, Goldman Sachs Lending Partners LLC and certain affiliated lending entities (incorporated by reference to Exhibit 10.7 of One Madison’s Form 8-K (No. 0001-38348), filed with the SEC on December 13, 2018)
10.14*	Consent of Holders of Class B Shares, dated December 12, 2018, among certain holders of Class B ordinary shares (incorporated by reference to Exhibit 10.8 of One Madison’s Form 8-K (No. 0001-38348), filed with the SEC on December 13, 2018)
10.15+	One Madison 2019 Omnibus Incentive Plan (included as Annex F to the proxy statement/prospectus)
21.1	List of Subsidiaries of One Madison Corporation
23.1	Consent of Independent Registered Public Accounting Firm – WithumSmith+Brown, PC

Exhibit No.	Description of Exhibit
23.2	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
23.3**	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
99.1	Form of Class A Proxy Card for One Madison Corporation Extraordinary General Meeting
99.2	Form of Class B Proxy Card for One Madison Corporation Extraordinary General Meeting
99.3**	Consent of Steve Kovach
99.4**	Consent of Salil Seshadri
99.5**	Consent of Michael Gliedman
99.6**	Consent of Alicia Tranen

*	Previously filed.
**	To be filed by amendment.
+	Indicates a management contract, compensatory plan or arrangement.
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

Item 22. Undertakings.

1.	The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.	The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

6.	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of March, 2019.

ONE MADISON CORPORATION

By:	/s/ Omar M. Asali
Name: Omar M. Asali
Title: Chairman and Chief Executive Officer

* * *

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Omar M. Asali and Bharani Bobba and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this proxy statement/prospectus on Form S-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Omar M. Asali	Chairman and Chief Executive Officer	March 1, 2019
Omar M. Asali	(principal executive officer)

/s/ Bharani Bobba	Chief Financial Officer	March 1, 2019
Bharani Bobba	(principal financial and accounting officer)

/s/ Thomas F. Corley	Director	March 1, 2019
Thomas F. Corley

/s/ Michael A. Jones	Director	March 1, 2019
Michael A. Jones

/s/ Robert C. King	Director	March 1, 2019
Robert C. King